Exhibit 99.1

Nokia in 2025

In this report Business overview 2 Nokia in 2025 3 Advancing connectivity to secure a brighter world 3 Our 2025 highlights 5 Interview with our President and CEO 6 Our financial performance in 2025 9 Our operating model in 2025 10 Our business groups 11 Strategy 13 Our strategy 13 Our technology vision 19 Customers and partners 21 Our customers 21 Our supply chain 24 Corporate governance 25 Corporate governance statement 26 Remuneration 47 Board review 65 Business description 66 Board’s review 2025 67 Selected financial data 68 Operating and financial review 69 Sustainability statement 81 Shares and shareholders 183 Articles of Association 187 Risk factors 189 Significant subsequent events 193 Key ratios 194 Alternative performance measures 195 Financial statements 198 Consolidated financial statements 199 Notes to the consolidated financial statements 204 Parent Company financial statements 265 Notes to the Parent Company financial statements 268 Signing of the Annual Accounts, the Review of the Board of Directors and the Sustainability Statement 2025 278 Auditor’s report 280 Auditor’s ESEF assurance report 284 Assurance report on the Sustainability Statement 285 Other information 287 Use of certain terms 288 Forward looking statements 289 Glossary 290 Investor information 293 1 Nokia in 2025

Nokia in 2025 3 Advancing connectivity to secure a brighter world 3 Our 2025 highlights 5 Interview with our President and CEO 6 Our financial performance in 2025 9 Our operating model in 2025 10 Our business groups 11 Strategy 13 Our strategy 13 Our technology vision 19 Customers and partners 21 Our customers 21 Our supply chain 24 2 Nokia in 2025

Advancing connectivity to secure a brighter world Nokia has long been trusted to provide the critical network infrastructure the world relies on. Today, our technology is connecting intelligence – powering our customers with advanced connectivity. Telecommunication providers Transforming legacy networks into high performance, secure platforms to meet the rising demands of AI AI & Cloud Delivering advanced optical and IP data center connectivity to power AI computing across continents Mission Critical Enterprise & Defense Connecting the intelligence of machines, devices, and people for secure, AI-enabled operations ~€160bn+ R&D investments since 2000 15/20 of the world’s fastest 5G networks use Nokia RAN +4.4bn mobile subscriptions supported by Nokia networks 9/10 of the top global hyperscalers use Nokia’s optical networks Contents Business overview • Nokia in 2025 Strategy Customers and partners Corporate governance Board review Financial statements Other information 3 Nokia in 2025

Regional split of employees Contents Business overview • Nokia in 2025 Strategy Customers and partners Corporate governance Board review Financial statements Other information 4 Nokia in 2025 Countries of operation ~130 North America 10 000 Europe 33 000 Latin America 2 800 Greater China 7 200 Asia Pacific 3 900 India 18 300 Middle East & Africa 2 800 North America Europe Greater China India Asia Pacific Latin America Middle East & Africa Net sales, EURm 19 889 Average number of employees in 2025 ~78 000

Our 2025 highlights New President and CEO announced February Justin Hotard was announced as Nokia’s new President and CEO, joining us on 1 April. Hotard has more than 25 years’ experience with global technology companies, driving innovation, technology leadership and revenue growth. He also possesses vast expertise in the AI and data center markets, which are critical for Nokia’s future growth. Closed acquisition of Infinera February The acquisition of Infinera demonstrated our commitment to providing the infrastructure underpinning the AI supercycle and capturing the demand that comes with it. It also improved the scale of our Network Infrastructure business and allowed us to pick up the pace of innovation to meet the requirements of the AI era. Milestones for Nokia and Nokia Bell Labs May Nokia celebrated its 160th birthday in 2025. The company has been through many transformations over that time, but none has been more consequential than the switch to focusing on telecoms in the 1990s. That set us on the path to becoming what we are today: a trusted global provider of secure and advanced connectivity for customers all over the world. We also celebrated the 100th anniversary of the world‑renowned research institution Nokia Bell Labs. State-of-the-art R&D campus in Oulu, Finland September We opened our new, state-of-the-art campus in Oulu, Finland. The campus is the world’s most advanced hub for 5G and 6G radio innovation. On site, 3 000 staff design, test and deliver next-generation networks. Those staff draw on the expertise of a local ecosystem including customers, universities, start-ups, established technology providers and NATO facilities. Announced strategic partnership with NVIDIA October We announced that NVIDIA will invest $1 billion in Nokia as part of a strategic partnership between our two companies. Together the two companies will enable accelerated development and deployment of next generation AI-native mobile networks and AI networking infrastructure. The partnership will add NVIDIA-powered AI-RAN products to Nokia’s industry-leading RAN (radio access networks) portfolio. The announcement marks the beginning of the AI-native wireless era, providing the foundation to support AI-powered consumer experiences and enterprise services at the edge. Together with NVIDIA we will define the next generation of global connectivity. New strategy announced at Capital Markets Day November We welcomed investors and analysts to our Capital Markets Day in New York to share how we are connecting intelligence and accelerating value creation for our customers and investors. At the event Nokia announced a new strategy, as well as a simplified operating model, a new long-term financial target, new strategic KPIs and changes to its Group Leadership Team. Expansion with AI & Cloud 2025 We saw real progress in AI & Cloud. We closed and integrated Infinera. We launched new 800G pluggables, delivering excellent optical performance for data centers in a compact, low-power form factor. We expanded our data center switching offer with our new 7220 IXR H6 switching platform, powered by Broadcom's Tomahawk 6 chipset. And we generated EUR 2.4 billion in orders from AI & Cloud customers across the year. Contents Business overview • Nokia in 2025 Strategy Customers and partners Corporate governance Board review Financial statements Other information 5 Nokia in 2025

How would you characterize Nokia’s financial performance in 2025? Overall, our performance was solid and in line with expectations. We grew net sales by 3%, delivered approximately EUR 2 billion in comparable operating profit(1) in line with guidance, and generated free cash flow(1) of EUR 1.5 billion. Beneath those headline results was disciplined execution. We navigated significant foreign exchange headwinds, successfully closed the Infinera acquisition, and accelerated growth in AI & Cloud, generating more than EUR 2.4 billion of orders from this customer segment. Our strong cash generation allowed us to further strengthen the balance sheet, invest in growth, and fund our dividend. Contents Business overview • Nokia in 2025 Strategy Customers and partners Corporate governance Board review Financial statements Other information 6 Nokia in 2025 Interview with our President and CEO (1) Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section.

What drove performance across the portfolio? Within Network Infrastructure, we saw strong growth in Optical Networks, solid performance in IP Networks, and stable results in Fixed Networks as we repositioned the portfolio. The integration of Infinera strengthened our competitive position, particularly with AI & Cloud customers, and increased our market share in North America. Cloud and Network Services performed well, growing faster than the market and improving profitability. Mobile Networks showed signs of stabilization but remained below our long-term expectations, and we are sharpening execution accordingly. Nokia Technologies executed well with a slight increase in our contracted net sales run-rate to EUR 1.4 billion and delivered net sales of EUR 1.5 billion with strong profitability and cash generation. What strategic actions shaped the year? 2025 was about setting the strategy for where we see the business going, and aligning the company accordingly. During the year, we repositioned Nokia to sharpen execution and focus on where we see the greatest long-term opportunities. These changes were designed to increase our organizational clock speed by reducing complexity and accelerating decision-making. At our Capital Markets Day in November, we introduced our new strategy to position Nokia to lead in the AI-driven transformation of networks and capture the value of the AI supercycle. We simplified our operating model and reorganized our business into two primary operating segments — Network Infrastructure and Mobile Infrastructure — to better align to customer needs and accelerate innovation as demand for advanced connectivity increases. This reorganization took effect as of 1 January 2026. We also identified several businesses that, while attractive, are not core to our strategy and decided to move them into Portfolio Businesses to improve performance and explore strategic alternatives. We strengthened our position with telecommunication providers, accelerated expansion in AI & Cloud, grew in mission critical enterprise, and moved our defense activities into a dedicated unit for incubation. What are you doing to make Nokia easier to work with? There are three elements. It starts and ends with the customer. First, as part of our simplified operating model, we established a unified Global Sales and Customer Operations organization for our telecommunication providers and mission critical enterprise customers, while maintaining deep focus on AI & Cloud within Network Infrastructure. The result is clearer accountability and a simpler engagement model. Second, we strengthened our partnerships — both go-to-market and strategic technology partnerships. Our collaboration with NVIDIA to build AI-native networks starting with AI-RAN reflects our approach: focus our innovation where we differentiate, and partner with best-of-breed leaders elsewhere. Third, we simplified internally by consolidating functions, eliminating overlaps, clarifying accountability, and reinforcing functional excellence. This aligns with our Team Nokia culture — clear roles, shared objectives, and collective focus on delivering innovation that creates value for our customers. How is AI & Cloud demand affecting Nokia’s growth, and why does Nokia have a right to win? AI & Cloud represent the leading edge of the AI supercycle. Early applications are driving substantial infrastructure investment in data centers and AI factories. We have focused our roadmap, integrated Infinera to strengthen optical capabilities, launched 800G ZR/ZR+ coherent pluggables, invested in new fab capacity for our optical components, and introduced our 7220 IXR platform AI-native architectures. We offer AI & Cloud customers a differentiated alternative built on performance, quality, and deep optical integration. Our vertical integration across hardware and software allows us to optimize power, scale, and reliability — advantages that matter as AI infrastructure expands. AI & Cloud customers are increasingly driving the leading edge of network technology. That positions us to innovate at the forefront and extend those capabilities across telecommunications and enterprise markets. As a result, we are continuing to invest in both our optical and IP networking businesses for long-term growth and scale. Contents Business overview • Nokia in 2025 Strategy Customers and partners Corporate governance Board review Financial statements Other information 7 Nokia in 2025 “Nokia changed the world once by connecting people. Now we can change it again by connecting intelligence.” Justin Hotard President and CEO

How are you approaching capital allocation and investment discipline? Our capital allocation principles remain consistent: invest organically where returns are highest, complemented by disciplined M&A and targeted minority investments. Under our strategy, we are increasing investment in Optical Networks and IP Networks, investing selectively in differentiation within Mobile Infrastructure — including cloud-native core, AI-native networks, and 6G — and reducing exposure to lower-growth areas. We shifted from broad venture funding to more targeted strategic minority investments. At the same time, we remain committed to financial discipline and shareholder returns, including the proposed EUR 0.14 per share distribution. What are your priorities for 2026 and beyond? Our new strategy outlines five strategic priorities: accelerating growth in AI & Cloud; leading in AI-native networks and 6G; growing through co-innovation; deploying capital where we differentiate; and unlocking sustainable returns. Within that framework, I see three critical areas of focus for 2026. First, capturing growth in Network Infrastructure, particularly with AI & Cloud customers, while improving profitability in Fixed Networks. Second, improving gross margin, segment operating profit, and cash flow in Mobile Infrastructure. While this is not a structural growth market near-term, it should deliver consistent returns while we invest in long-term technology leadership for AI-native networks and 6G. Third, driving efficiency and productivity across the company. This includes disciplined cost management, embedding a culture of continuous improvement, and investing in AI internally to simplify processes, increase automation, and accelerate time-to-value from R&D. Delivering on these priorities is how we create long-term value for our shareholders. Do you view culture as a performance driver? Absolutely. Nokia is a company built from multiple transformations over time, and building a unified culture is essential. We are doing this by engaging our leaders and our entire employee base, so their voice is a part of our cultural evolution and values. Team Nokia means clear accountability, empowerment, and shared objectives. It also means clear ownership and disciplined follow-through, so that decisions translate into results. We are making sure every employee understands how their goals and actions connect directly to Nokia’s overall strategy. We are reinforcing agility, continuous learning, and streamlined processes so that innovation translates into measurable performance and value for our customers and shareholders and growth opportunities for our employees. How do you see the outlook for 2026? In financial terms, we target EUR 2.0 to 2.5 billion of comparable operating profit(1) in 2026. We expect continued strong demand trends in Network Infrastructure as we ramp new products expanding our presence in AI & Cloud and invest for long-term growth. In Mobile Infrastructure, we see a stable market environment and are focused on efficiency and improving profitability. Overall, our objective in 2026 is to demonstrate clear progress toward the long-term targets we set at our Capital Markets Day. As you reflect on your first year as CEO, how do you view Nokia’s direction? 2025 was my first year as CEO, and it was a year of decisive action. We clarified our strategy, simplified the company, and made changes to the leadership team to align accountability with our strategic priorities and strengthen execution. I’m encouraged by how the leadership team has stepped up during this transition and how quickly we are operating as a unified group. I am proud of the progress Team Nokia has made, and I want to thank the entire team for their focus and commitment. I also want to thank the Board, and in particular our Board Chair Sari Baldauf — who has decided to step down — for her leadership and support during this transition. I look forward to continuing to work closely with the Board as we execute our strategy and unlock Nokia’s full potential. Nokia changed the world once by connecting people. Now we can change it again by connecting intelligence. Contents Business overview • Nokia in 2025 Strategy Customers and partners Corporate governance Board review Financial statements Other information 8 Nokia in 2025 (1) Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section.

Our financial performance in 2025 Our performance in 2025 was a solid foundation for the launch of a new strategy that will position Nokia to lead network transformation in the AI era and support long-term profitable growth. Net sales (EURm) 2023 2024 2025 0 5 000 10 000 15 000 20 000 25 000 Operating profit (EURm) 2023 2024 2025 0 500 1 000 1 500 2 000 Free cash flow (EURm)(1) 2023 2024 2025 0 500 1 000 1 500 2 000 2 500 Earnings per share (EUR)(2) 2023 2024 2025 0.00 0.07 0.14 0.21 0.28 0.35 Proposed dividend per share (EUR)(3) 2023 2024 2025 0.00 0.03 0.06 0.09 0.12 0.15 Contents Business overview • Nokia in 2025 Strategy Customers and partners Corporate governance Board review Financial statements Other information 9 Nokia in 2025 €4.9bn R&D investments in 2025 €2.1bn Dividends paid since 2023 (1) Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section. (2) Diluted earnings per share for continuing operations. (3) The Board of Directors proposes to the Annual General Meeting 2026 to be authorized to decide in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. 27% Reduction of total GHG emissions (scopes 1, 2, 3) from a 2019 base year €1.6bn Shares repurchased since 2023 150+ Countries served with Nokia connectivity

Our operating model in 2025

In 2025, Nokia operated with four business groups as outlined below.

In November 2025, alongside the launch of its new strategy, Nokia announced that it would simplify its operating model into two primary operating segments, Network Infrastructure and Mobile Infrastructure. This simplification took effect on 1 January 2026 with the new structure described on page 18.

Network Infrastructure

Network Infrastructure delivers optical transport, IP routing and switching, and fixed access technology for telecommunication providers, mission critical enterprise and AI & Cloud customers.

Segment net sales (EURm)

+23%

2023	6 917
2024	6 518
2025	7 986

Segment operating margin

-190 bps

2023	14.7%
2024	11.7%
2025	9.8%

Cloud and Network Services

Cloud and Networks Services provides open, secure, automated and scalable software that accelerates our customers' journeys to autonomous networks and new value creation.

Segment net sales (EURm)

+1%

2023	2 728
2024	2 589
2025	2 606

Segment operating margin

+500 bps

2023	7.1%
2024	8.0%
2025	13.0%

Mobile Networks

Mobile Networks creates high-performance products and services that support advanced connectivity across all 3GPP mobile technology generations, enabling a seamless evolution to future technologies.

Segment net sales (EURm)

-4%

2023	10 289
2024	8 158
2025	7 806

Segment operating margin

-270 bps

2023	7.6%
2024	5.5%
2025	2.8%

Nokia Technologies

Nokia Technologies is responsible for managing Nokia's patent portfolio and monetizing Nokia's intellectual property, including patents and technologies.

Segment net sales (EURm)

-22%

2023	1 085
2024	1 928
2025	1 501

Segment operating margin

-790 bps

2023	67.6%
2024	78.5%
2025	70.6%

10 Nokia in 2025

NOKIA

Contents
Business overview
- **Nokia in 2025**
- Strategy
- Customers and partners
Corporate governance
Board review
Financial statements
Other information

Our business groups Network Infrastructure Network Infrastructure provides reliable, high-performing, trusted solutions that power everything from everyday communications to AI and essential mission critical systems. Network Infrastructure delivered net sales of EUR 8.0 billion in 2025 with a segment operating margin of 9.8%. We deliver industry-leading optical, IP, fixed and data center networking solutions to telecommunication providers, AI & Cloud customers, mission critical enterprises, wholesalers and public sector organizations. Our trusted, purpose-built connectivity solutions power the internet, drive the global economy, and support the mission critical industries that keep the world running. Optical Networks Optical is a critical component of the infrastructure required to support AI at scale, and we are investing with a long-term view. We see rapid adoption of high-speed optical transmission technology including 1.2T/1.6T coherent transponders and 800G coherent pluggables that can drive down cost, space, and power per bit. The demand for 800G pluggables is challenging the industry's supply chain. Our focus is on driving market share gains across the portfolio, building on our number two global market position(1), increasing our presence in AI & Cloud and taking steps to address new emerging intra-data center component opportunities. IP Networks IP Networks continued to lead in its sector, holding the number one global position in IP edge routing(2). Key priorities for the business include expanding our presence in data center networks and driving growth in the mission critical enterprise segment. We saw encouraging proof points in the second half of 2025 for our data center business, with a number of significant design wins and increased order intake. Fixed Networks Fixed Networks focuses on advancing fiber technologies by leading in residential Passive Optical Networks (PON), innovating chipsets and platforms, leveraging AI and automation to increase margins, and expanding PON into new sectors such as enterprises and data centers. Continued innovation leadership in next generation PON technologies, such as 10G, 25G, and 50G, enabled Fixed Networks to sustain its global number one position in xPON OLT for the sixth consecutive year. The business is also number one in 10G (XGS PON) ONT/OLT, underscoring its strength in high-speed fiber connectivity solutions(1) .. (1) Omdia and Dell’Oro Q3’25 (2) Dell’Oro Q3'25 Cloud and Network Services Cloud and Network Services delivers open, secure, automated, and scalable software that accelerates our customers’ journey to autonomous networks and new value creation. Cloud and Network Services (CNS) delivered net sales of EUR 2.6 billion, with a segment operating margin of 13.0%. Cloud and Network Services’ portfolio includes Core Network software, which is made up of voice core, packet core, subscriber data management, and signaling and policy software for telecommunication providers. The CNS portfolio also includes Autonomous Network software which is made up of a software fabric (called Autonomous Network Fabric) that supports digital operations, analytics and AI, and security software. CNS customers include the largest telecommunication providers and mission critical enterprises in the world. Telecommunication investments remained stable in 2025 with providers focusing on 5G expansion while investing in automation and AI to optimize their networks, reduce costs, and improve sustainability. Monetization of 5G investments also remained a top priority among the larger providers. In Core Networks, we hold a leading position in the telecommunications market, with our technology present in 65% of telecommunication providers’ 5G SA networks. Omdia has ranked us number one in portfolio competitiveness, Core SaaS, cloud-native readiness, automation, and 5G deals, with the highest number of 5G SA core operator customers and live deployments worldwide. We have achieved our position by being early to invest in cloud innovation, containerization, multi-cloud support, and flexible deployment options. In Autonomous Networks, we are a market leader across various domains: ranked number one in both AI Ops and Cross-Domain Service Orchestration and number two in Network Automation Software by Appledore; number one in Automated Assurance and a leader in Service Assurance by Analysys Mason; an innovation leader in Telco Extended Detection and Response (XDR) security by GigaOm; and a Leader and Top Innovator for Telco API platforms by ABI Research. Contents Business overview • Nokia in 2025 Strategy Customers and partners Corporate governance Board review Financial statements Other information 11 Nokia in 2025

Our business groups Mobile Networks Mobile Networks creates high-performing products and services that support advanced connectivity across all 3GPP mobile technology generations. Mobile Networks delivered net sales of EUR 7.8 billion in 2025 with a segment operating margin of 2.8%. Mobile Networks’ portfolio included products for radio access networks (RAN) and microwave radio for transport, network management and a range of associated services. We serve telecommunication providers and mission critical enterprises, including the defense sector and governments. The demand environment was largely stable in 2025. In 2025, we reinforced our position as a global RAN supplier, delivering the fastest 5G in 15 of the 20 fastest 5G countries. Analyst firms like Dell’Oro and Omdia ranked Nokia third in global Mobile RAN market share for the first three quarters. By the end of the year, we had 408 commercial 5G agreements across key regions and over 1 000 private wireless customers. In 2024 - 2025, we gained 18 new telecommunication customers, seven of which joined in 2025, expanded RAN market share with 18 customers, and saw 13 existing customers upgrade to 5G technologies. Nokia has set itself apart from competitors by pioneering AI-powered radio access networks (AI-RAN) solutions in partnership with NVIDIA. As the first supplier to introduce commercial-grade AI-RAN products for 5G-Advanced and 6G networks, we leverage the NVIDIA ARC-Pro accelerated computing platform to evolve our Cloud RAN into a Cloud AI-RAN solution, and in our AirScale RAN solutions. The upcoming AI-RAN capacity plug-in unit for Nokia AirScale baseband will be optimized for AI-native traffic, allowing customers to capture greater opportunities in the AI-driven market cycle. T-Mobile U.S. is partnering with Nokia and NVIDIA to drive and test AI-RAN technologies within its commercial network. We are also collaborating with NVIDIA on AI-RAN innovation with SoftBank in Japan and Indosat Ooredoo Hutchison in Indonesia. Additionally, with KDDI in Japan, we are researching AI-RAN’s practical applications and architectures for future commercial viability. Building on the achievements of 2025 and embracing AI-driven networks and next-generation 5G-Advanced and 6G, we are well positioned to anticipate industry needs and shape the future of global connectivity. Nokia Technologies Nokia Technologies conducts research and standardization, protects our investments by securing patents, and enables other companies to build on our innovation through licensing. Nokia Technologies delivered net sales of EUR 1.5 billion, with a segment operating profit of EUR 1.1 billion. We continued to diversify our revenue pools with further progress in our expansion areas, including automotive, consumer electronics, Internet of Things (IoT), and multimedia services. In addition, we continued to invest in our portfolio to future-proof our business. Nokia has led wireless and multimedia innovation for over 30 years, building one of the industry’s largest high-quality patent portfolios with more than 26 000 families, including over 8 000 essential to 5G. Our inventions range from AI and machine learning for 5G-Advanced and 6G, to environmental sustainability solutions, Multi-RAT Spectrum Sharing, MIMO, and quantum security. The business group shares Nokia’s technology with a wide range of industries by licensing our foundational wireless and multimedia innovations. We have dedicated patent licensing programs for mobile devices, consumer electronics, IoT devices and solutions, automotive, and multimedia services. The strength of our assets has made it possible for us to successfully secure the vast majority of our patent licensing agreements without resorting to litigation. This solid foundation also enables us to establish new markets through pioneering agreements. Whenever a device connects to a mobile network or streams video, it’s powered by Nokia’s technology. Our inventions are integrated into more than a billion new devices worldwide each year. They power entire industries, enabling smartphones, laptops, smart TVs, connected cars, smart home appliances, video streaming platforms, and a wide range of AR/VR applications. Building on the strong performance of our smartphone renewals and the momentum in our expansion areas, we are well positioned for continued stability. We have secured annual contracted recurring revenue of over EUR 800 million through 2030, providing a healthy foundation for future success. Our licensing programs in our expansion areas of automotive, consumer electronics, IoT and multimedia now contribute an annual revenue run-rate of more than EUR 200 million. Contents Business overview • Nokia in 2025 Strategy Customers and partners Corporate governance Board review Financial statements Other information 12 Nokia in 2025

Our strategy

Connecting intelligence: Powering the AI era



We are in the middle of an AI supercycle, a technology revolution in which multiple waves of innovation will build on each other.

As intelligence moves beyond the data center and into the physical world the AI supercycle will transform how devices interact, how industries operate, and how people live and experience technology. This represents a moment of disruption in which new leaders can emerge and substantial new value can be created.

As the trusted western provider of secure and advanced connectivity, our technology is powering the AI supercycle. From fixed to mobile infrastructure we are developing technology that accelerates value for our customers.

Significant value creation opportunity in the AI supercycle

Large AI supercycle market opportunity	A strong innovation roadmap	Key wins validating strategic milestones
€60bn	€4.9bn	~€2.4bn
‘28 SAM, 9% CAGR[1]	R&D investments in 2025	YTD AI & Cloud orders up 3X[2]

(1) Serviceable addressable market. Nokia, analyst reports, excluding China/Russia;
(2) YTD 2025 including Infinera from 1 January 2025. AI & Cloud includes AI and data center customers, neocloud, sovereign cloud, Tier 2/3 cloud providers.

13 Nokia in 2025

NOKIA

Contents
Business overview
Nokia in 2025
• **Strategy**
Customers and partners
Corporate governance
Board review
Financial statements
Other information

Our strategy evolution during 2025 Infinera acquisition Nokia announced its intent to acquire Infinera, a leader in optical networking solutions and advanced optical semiconductors, on 26 June 2024 and the acquisition was completed on 28 February 2025. Nokia acquired Infinera for a purchase consideration of EUR 2.5 billion as described in more detail on page 258. The transaction was aligned with Nokia’s strategic direction and aimed to provide three primary strategic benefits: 1. Increased scale in Optical Networks: The combination of Nokia’s existing optical portfolio with Infinera’s has created a business with the scale to better compete on all fronts with the market leaders, and over time, improve the operating margin and returns generated in the business. 2. Expanded presence in North America: Nokia’s Optical Networks business before the acquisition had a strong position in many regions but the notable weakness was in North America. This was the region of strength for Infinera and the acquisition was highly complementary and creates a stronger global presence. 3. Strengthened position in AI & Cloud: Nokia had only limited presence in supplying the hyperscalers or even the broader AI & Cloud markets. Infinera already had deep engagement with hyperscalers and has built on that post acquisition. Nokia moved quickly after the completion of the acquisition to integrate the business. Within just over a month of closing the acquisition, Nokia communicated to customers how the product portfolio would evolve. The commercial momentum of the combined optical business was strong through the rest of 2025. Leadership transition In February, Nokia announced a leadership transition that would see Justin Hotard appointed as President and CEO, succeeding Pekka Lundmark, with the change taking effect on 1 April 2025. Following the leadership transition, Nokia entered a period of strategic assessment. From the start the focus was on capital allocation to ensure Nokia is investing sufficiently in the key growth opportunities in the business but also driving for efficiency across the organization. While some conclusions of that process were already announced earlier, Nokia’s new strategy was then fully communicated at the Capital Markets Day in November 2025. The following pages outline the strategy Nokia began implementing through 2025 and will focus on executing in 2026 and beyond. Capital Markets Day 2025 On 19 November 2025, during our Capital Markets Day, we announced our new strategy to position Nokia to lead in the AI-driven transformation of networks and capture the value of the AI supercycle. It laid out how we would take the lead in connecting intelligence by becoming faster, more agile, more focused and more execution-driven. Going forward we will be guided by five strategic priorities: ▪ Accelerate growth in AI & Cloud ▪ Lead the next era of mobile connectivity with AI-native networks and 6G ▪ Grow by co-innovating with customers and partners ▪ Focus capital where Nokia can differentiate ▪ Unlock sustainable returns To execute on our new strategic direction, we have simplified Nokia’s operating model, effective from 1 January 2026. Nokia has moved from four business groups to two primary operating segments: Network Infrastructure and Mobile Infrastructure. This simplification will streamline our organization, allowing us to accelerate innovation, unlock operating leverage and move faster. Our ways of working will also change in order to reinforce our strategic priorities. Going forward we are prioritizing clear roles, accountability and the empowerment needed to execute at pace. This will help us move faster, make better decisions, align ourselves more closely with customers and focus our attention on where we see the greatest opportunities. This straightforward, cohesive, customer-focused approach has a simple name: Team Nokia. Nokia has already changed the world once. Now we have the opportunity to change it again. This is the new chapter of Nokia: focused, differentiated, trusted and already creating value in the AI era. Contents Business overview Nokia in 2025 • Strategy Customers and partners Corporate governance Board review Financial statements Other information 14 Nokia in 2025

Our strategic priorities in action Strategic priority 01 Accelerate growth in AI & Cloud The AI supercycle is a multi-decade, multi-wave technology transition. We are investing to grow in the parts of our portfolio that power it, from data centers to the intelligent edge. These investments, specifically in Optical Networks and IP Networks, will help us to capture the demand, growth and value that the AI supercycle is generating. Our acquisition of Infinera strengthened our position in optical transport, enabling us to deliver ultra-fast, reliable connectivity for hyperscale data centers and AI workloads. Strategic partnerships with leading technology companies such as NVIDIA, and investments in providers of sovereign AI cloud infrastructure such as Nscale, ensure our solutions are embedded at the heart of global innovation and value creation. AI network demand grid Reliability | Downtime Per‑port peak bandwidth Mobile traffic Latency AI-native Physical AI ▪ Self-driving cars ▪ General robotics Open Trustworthy and secure Perception AI ▪ Speech recognition ▪ Deep RecSys ▪ Medical imaging Generative AI ▪ Digital marketing ▪ Content creation Agentic AI ▪ Coding assistant ▪ Customer service ▪ Patient care Extensible Foundational AI ▪ 2012 AlexNet Contents Business overview Nokia in 2025 • Strategy Customers and partners Corporate governance Board review Financial statements Other information 15 Nokia in 2025

Strategic priority 02 Lead the next era of connectivity with AI-native networks and 6G We’re pioneering trusted, secure, AI-powered networks. Currently, most AI data traffic comes from text-based applications such as large language models (LLMs). In the future, that traffic will become more diverse, based on images, videos and physical devices with embedded AI, such as augmented reality glasses. In addition, AI is shifting network traffic away from the traditional, downlink-heavy model based on consuming content, and towards a more balanced, uplink-and-downlink model based on the creation, interpretation and uploading of data. In the AI supercycle networks must not only carry this AI traffic but also use AI to optimize performance, reliability, and energy efficiency. Our innovations in optical transport, IP switching, and radio hardware and software allow networks to meet these demanding requirements, making it possible to achieve ultra-low latency, massive capacity and extreme scalability. Our AI-RAN partnership with NVIDIA demonstrates our strategic intent, while ongoing research and standardization work mean we are already shaping the qualities and capabilities of 6G. By cloudifying core network functions, collaborating with industry leaders and developing the software that optimizes networks for the reality of AI, we help our customers to scale efficiently and securely as AI traffic grows, agentic AI rolls out and physical AI becomes more commonplace. Strategic priority 03 Grow by co-innovating with customers and partners Our best innovations are built together with customers, partners and the broader technology ecosystem. But we want to go further. We will drive co-creation with our ecosystem where customers or partner competencies complement our own, aiming to improve product performance, strengthen our own competitiveness and further differentiate us in a demanding market. Recent examples of this approach include partnership and investment in Nscale for AI cloud infrastructure, and collaboration with NestAI to advance autonomous systems in defense. These initiatives demonstrate our ability to leverage our networking expertise while integrating complementary capabilities from partners. Co-innovation accelerates time-to-market, strengthens customer relationships, and ensures solutions deliver measurable outcomes. Nokia’s recently strengthened partnership with NVIDIA demonstrates these benefits – our largest US customer, T-Mobile US, is an active participant in the partnership, using it to drive and test AI-RAN technologies and use cases. Contents Business overview Nokia in 2025 • Strategy Customers and partners Corporate governance Board review Financial statements Other information 16 Nokia in 2025 From connecting people to connecting intelligence Consumer AI traffic growth Enterprise and industrial AI traffic growth New network demands 20% CAGR over the next decade ~50% CAGR over the next decade » Uplink intensity increasing » Traffic variability increasing » Latency sensitivity critical Tailored solutions with measurable outcomes Telecommunications, Cloud, Industry, Defense Nokia networking expertise Hyperscalers, Industry Leaders, Enterprises Synergy model 16 2 Nokia in 2025

Strategic priority 04 Focus capital where Nokia can differentiate We will invest where we can truly differentiate ourselves from our competitors, ensuring resources are allocated to areas with clear technological leadership and market opportunity. Elsewhere, we will partner with the best in the industry to create more value. With our Core portfolio, for example, we focused on real software differentiation and partnered with companies such as Red Hat instead of building our own cloud stack. We are pulling back from venture fund investing in order to focus on selective and strategic direct minority investments that support or complement our commercial endeavors and strategy to drive market technology leadership. Our strategy also takes account of opportunities to achieve organic growth through R&D, targeted capital expenditure to expand critical capacity, and selective mergers and acquisitions, such as our acquisition of Infinera, that enhance our capabilities in areas where we can lead. The creation of our Portfolio Businesses segment clarifies non-core activities and enables evaluation of alternative ownership models. Strategic priority 05 Unlock sustainable returns We will empower Team Nokia, invest in AI-enabled productivity and pursue consistent, durable value for our shareholders. Internally, our focus on operational excellence, portfolio simplification and AI-enabled productivity drives efficiency and profitability across the organization. Capital discipline supports balanced and growing dividends and share buybacks, while performance improvements and cost efficiencies can reinforce market share gains. By executing our strategic priorities, we aim to deliver earnings growth, cash generation and total shareholder returns, further driving innovation and value creation in the technology ecosystem. Contents Business overview Nokia in 2025 • Strategy Customers and partners Corporate governance Board review Financial statements Other information 17 Nokia in 2025 Creating long-term value for shareholders Delivering profit expansion Position Nokia for long-term growth Maintaining disciplined approach to capital allocation Capital allocation: approach and resulting opportunity 1 Organic investment: R&D and CapEx Focused Near-term profit improvement 2 Inorganic investment: M&A and strategic investments Prudent Long-term growth potential 3 Dividends: recurring, stable and growing over time 4 Share buybacks: Balanced excess cash return

Framing Nokia's future

Our strategy is clear, focused and positions us to lead. To execute with maximum efficiency, Nokia must align with our customers - how they buy, how they evolve and how they position themselves.

To better align with customer needs and accelerate innovation as the AI supercycle increases demand for advanced connectivity, Nokia announced that it would simplify its operating model into two primary operating segments: Network Infrastructure and Mobile Infrastructure. This reorganization took effect as of 1 January 2026. During 2025 Nokia still operated under the previous structure as described on page 10.

The reorganization recognizes **Network Infrastructure** as a growth segment, positioned to capitalize on the rapid, global AI and data center build-out while continuing to innovate for its telecommunications customer base. The segment consists of three business units: Optical Networks, IP Networks and Fixed Networks.

The new **Mobile Infrastructure** segment brings together Nokia's Core Software portfolio, Radio Networks portfolio and Technology Standards, formerly Nokia Technologies. It will be positioned for core and radio-network technology and services leadership to lead the industry towards AI-native networks and 6G.

Nokia Defense is being launched as an incubation unit to serve as the central go-to-market and R&D hub for Nokia's defense portfolio.

This new structure gives us the clarity and accountability we need to execute with speed and discipline.

Nokia has conducted a thorough review of its business portfolio. This process identified several units which, despite some compelling growth opportunities, are not seen as core to the future of the company's strategy.

Nokia aims to conclude on a future direction for each unit during 2026. During this transition, Nokia's priority will be to ensure continuity for customers and employees.

Portfolio Businesses include the following units:

- Fixed Wireless Access CPE
- Site Implementation and Outside Plant
- Enterprise Campus Edge
- Microwave Radio



NOKIA

Contents

Business overview

Nokia in 2025

- **Strategy**

Customers and partners

Corporate governance

Board review

Financial statements

Other information

Business structure: Two operating segments	Our customers	Creating long-term value for stakeholders
Network Infrastructure	Telecommunication Providers	Customer focus and co-innovation
Mobile Infrastructure	AI & Cloud	Embedding greater agility to position Nokia for long-term sales growth
	Mission Critical Enterprise & Defense	Driving profit growth through operational excellence and efficiency
	Technology Licensees	Maintain a disciplined approach to capital allocation

18 Nokia in 2025

Our technology vision Connecting intelligence: Enabling a supercycle LLMs, agents, autonomous vehicles – some of the innovations to have emerged from the first phase of the AI supercycle are already all around us. To fully capture the value of that supercycle we must understand what AI means for connectivity. AI will blur the boundaries of the physical and the digital worlds. The connected landscape will completely change the demands placed on networks. As a trusted Western provider of secure and advanced connectivity, Nokia’s technology is powering the AI supercycle. Our technology provides the infrastructure for AI systems to exchange and process data in real time. This is vital but far from straightforward: the amount of complex and diverse AI-native network traffic is increasing exponentially. Connectivity that hits required KPIs for bandwidth, capacity and latency will become a major value driver for telecommunication providers as data flows both ways between data centers and AI-powered devices, applications and autonomous vehicles. Contents Business overview Nokia in 2025 • Strategy Customers and partners Corporate governance Board review Financial statements Other information 19 Nokia in 2025

Enterprises must scale their adoption of AI. This means networks must evolve from delivery channels to integral components of the AI ecosystem. This is true not only to capture opportunities enabled by 5G, but to prepare for 6G and beyond.

But while grasping the potential of AI, enterprises also recognize that the infrastructure enabling it must be secure and dependable. Advanced connectivity allows for more devices, machines and distributed systems to plug into networks. This increases the need for trust, security and resilience across entire architectures. Privacy, transparency, accountability and other responsible principles must be prioritized throughout the development, implementation and operation of AI models and tools.

For decades, Nokia technologies have driven the digitalization of networks, from analog sound waves to bits, then to packet switched technologies across radio, transport, IP switching domains and the cloud edge. We have peerless visibility across the network, based on unique datasets that allow us to train, inference and fine-tune AI models built specifically for networks.

In RAN, we recently reinforced our AnyRAN portfolio by expanding our partnership with NVIDIA, bringing their GPUs into our radio networks and embedding AI-based innovations into the base bands. This brings GPU support to our proven field-hardened software on the AI-RAN platform.

In IP routing, our portfolio is built on robust software sitting on top of unique silicon, as well as a comprehensive portfolio of data center switches. We are also leaders in Indium Phosphide photonic integrated circuits, differentiating us from our competitors. In fixed access, we recently launched the world's first 50-gig PON and are getting ready for ultra-fast broadband.

In Optical Networks, our innovation in material sciences helps us achieve previously impossible capacities across fiber optical cables, doubling previous throughput and interface performance. Our pluggables give operators and hyperscalers the flexibility and scalability that the AI era demands.

Tomorrow's networks won't just carry data. They will continuously adapt, protect and improve. AI powers the networks, and the networks power AI. The benefits will be felt by network owners and their customers: businesses, public services and communities, everywhere.

Nokia Bell Labs

Nokia Bell Labs is one of the world's premier industrial research labs. Celebrating its centenary in 2025 – the same year as Nokia's 160th anniversary – it brings together mathematicians, engineers, physicists, programmers and other experts to work on some of technology's biggest challenges.

Nokia Bell Labs researches the fields of network fundamentals, automation, semiconductors and devices, and AI and software systems. Current focus areas include:

Physical AI: We are building Physical AI models that can interpret a physical scene in real-time. These models allow users to ask "what is happening now?" and issue natural language commands in a variety of settings; the models will reply with an understanding of the physical world and the people and objects that inhabit it.

Space communications: In March 2025, in collaboration with NASA, Intuitive Machines and Lunar Outpost, we deployed the first cellular network on the Moon.

AI-native networks and 6G: Throughout 2025 we advanced the 6G ecosystem in multiple domains through co-creation with customers and partners. Work included the exploration of interoperable, multi-vendor AI in wireless networks with Qualcomm Technologies; 6G radio receiver leveraging AI to extend uplink range and enhance coverage with Rohde & Schwarz; and driving innovation in 6G energy efficiency and network resiliency with KDDI Research.

Our R&D, standardization, and IP strength

Innovation leadership Strong innovation roadmaps and co-innovation with customers and partners.	**~€160bn** R&D investments since 2000	**€4.9bn** R&D investments in 2025
Standards leadership Ecosystem leadership through standardization. Nokia holds key positions across all major standardization and industry groups.	**8 000+** patent families declared as essential to 5G standards	**6G** founding member of Next G Alliance and leadership in Hexa-X-II and 6G-ANNA projects
Patent leadership Constant renewal of industry-leading portfolio.	**26 000+** patent families with vast majority still in force in ten years' time	

20 Nokia in 2025

NOKIA

Contents

Business overview
Nokia in 2025
• Strategy
Customers and partners
Corporate governance
Board review
Financial statements
Other information

Our customers

Delivering value, consistently

Nokia's technology is an essential enabler of the AI supercycle – a revolution that is already reshaping demand from our customers.

Our customers are contending with the accelerating growth of AI traffic and the new demands that AI applications are placing on network performance.

As a trusted global provider of secure and advanced connectivity, our technology helps our customers capture the opportunities of an AI-enabled future. We also co-create solutions with those customers to make sure our product performance and business competitiveness are second to none.

Our customers comprise four broad groups: Telecommunication Providers, AI & Cloud, Mission Critical Enterprise & Defense, and Technology Licensees. Nokia discloses the combination of AI & Cloud providers and Mission Critical Enterprise in the breakdown of sales by customer type on page 209. This section analyzes the current situation with each of those customer groups.



Telecommunication providers
70%
of the world's 5G standalone networks include Nokia core platforms

Telecommunication providers
70%
of fiber broadband connections in North America use Nokia networks

Telecommunication providers
15/20
of the world's fastest 5G networks rely on our technology

AI & Cloud
9/10
of the top global hyperscalers use Nokia's optical networks

AI & Cloud
100+
customer relationships

Mission critical enterprises
1 000+
momentum growing in utilities, transportation, public sector, manufacturing and health care

21 Nokia in 2025

Contents
Business overview
Nokia in 2025
Strategy
• **Customers and partners**
Corporate governance
Board review
Financial statements
Other information

01Our customers Telecommunication Providers Serviceable addressable market: €69 billion, up 2% year-on-year. Telecommunication providers offer voice and/or data services through fixed and/or mobile connectivity to consumers, enterprises, governments and other customers. To stay competitive, telecommunication providers must unlock new value, improve performance and bring new services to their customers, transforming legacy networks into high performance and secure platforms ready for the demands of the AI supercycle. Nokia estimates that in 2025 our serviceable addressable market (SAM) related to telecommunication providers was EUR 69 billion, having increased by 2% from 2024 to 2025, excluding the impact of changes in foreign currency exchange rates. We saw moderate market growth in all segments driven by North America, Middle East, Africa and India. We expect the SAM to grow moderately, at a 1% compound annual growth rate (CAGR) between 2025 and 2028 excluding the impact of changes in foreign currency exchange rates. We expect that fiber, IP routing and optical networks will grow faster than the overall telecommunication provider market, driven by the continuous demand for higher speed access technologies. Meanwhile we expect RAN investments to track the overall telecommunication provider market, as 5G continues to roll out. This rollout will drive growth in software, including 5G Core and all software segments supporting 5G operability and monetization. Long term, we expect growth in the RAN market following the rise of AI-enabled devices and the demand for intelligent applications at the edge. Having invested billions in spectrum, access technologies and transport infrastructure in recent years, we expect telecommunication providers to remain focused on the monetization and cost optimization of their assets. They are also considering divesting from passive infrastructure and transitioning towards network sharing models, which might reduce demand for network vendor equipment. We have also seen some telecommunication providers adopt cloud-based operational and business models, which may allow for new market entrants, accelerate innovation and create market share opportunities for technology leaders, including Nokia. 02 Our customers AI & Cloud Serviceable addressable market: €17 billion, up 28% year-on-year. AI & Cloud providers are building the physical infrastructure of the AI economy at unprecedented speed. To meet rising demand, they need ultra-high-performance connectivity to deliver high capacity hyperscale connectivity across continents and within the data center. Increasingly, they rely on Nokia to power their AI factories in some of the most complex networks ever seen – nine of the world’s top 10 hyperscalers use Nokia’s optical technology. We estimate that in 2025, Nokia’s SAM related to AI & Cloud providers was EUR 17 billion, having increased by 28%, excluding the impact of changes in foreign currency exchange rates from 2024 to 2025. This was driven by an acceleration of data center networking roll-outs, especially by hyperscalers. Our SAM for AI & Cloud providers consists mainly of optical and IP networks, providing conduits for the data and compute that power AI training and real-time inference. Within optical networks, we expect that data center interconnect will drive strong growth, while the rapid increase in data traffic required by AI & Cloud providers will necessitate the adoption of higher bit rate technologies in IP networks. The largest global AI & Cloud providers are structurally important parts of the telecommunications ecosystem. As well as building the AI factories that enable the AI supercycle, they partner with telecommunication providers to co-locate edge stacks on-premises and they aim to run telecommunications network workloads on their cloud infrastructure. As such, AI & Cloud providers are customers, partners and potential competitors in some areas. We forecast this market to grow at 26% CAGR until 2028, excluding the impact of changes in foreign currency exchange rates. Contents Business overview Nokia in 2025 Strategy • Customers and partners Corporate governance Board review Financial statements Other information 22 Nokia in 2025

03 Our customers Mission Critical Enterprise & Defense Serviceable addressable market: €13 billion, up 11% year-on-year. Mission critical enterprises are those in which connectivity is a strategic asset helping to deliver persistent connectivity for operations that simply cannot fail. They include public utilities, rail and transportation, emergency services and militaries. Mission critical enterprises demand the best, most reliable, most resilient connectivity on the market, often in challenging locations and situations. From emergency response and grid restoration to real-time train control, they require networks that deliver always-on connectivity across wide and indoor areas, ultra-low latency for instant command and automation, and robust end-to-end security. This is why mission critical enterprises are replacing siloed legacy systems with higher-performance dual-use technologies, such as 5G, which can be optimized for specific use cases while remaining more affordable and delivering higher performance than bespoke technologies. We see defense as a particularly important part of the mission critical enterprise market. Militaries are accelerating their spending, including on robust, resilient and secure communications technologies, especially those that are dual-use. Nokia is a trusted partner to the defense community and an innovation leader in cloud, fixed and wireless networks. We provide best-in-class dual-use technologies that can enhance defense communications and accelerate the digital transformation of defense assets. We estimate that in 2025, Nokia’s SAM related to mission critical enterprises was EUR 13 billion, having increased by 11%, excluding the impact of changes in foreign currency exchange rates from 2024 to 2025. This was driven by strong growth in both Network Infrastructure, especially in data center networks, and Mobile Networks. We forecast this market to grow at 14% CAGR until 2028, excluding the impact of changes in foreign currency exchange rates. 04 Our customers Technology Licensees Total revenue: €1.5 billion down 22% year-on-year. Technology licensees are companies that have agreed licenses to use Nokia’s intellectual property in their products. This includes the licensing of Nokia’s industry leading patent portfolio and the licensing of technologies for integration into consumer devices. The vast majority of Nokia Technologies’ revenue comes from patent licensing. We have patent licensing agreements with most of the world’s major smartphone vendors and with most Western car makers. In addition to mobile devices and automotive, we run patent licensing programs for consumer electronics, video services and the wider IoT domain. In total, we have more than 250 licensees across all our programs, including companies like Apple, Samsung, Lenovo, and Mercedes-Benz. Contents Business overview Nokia in 2025 Strategy • Customers and partners Corporate governance Board review Financial statements Other information 23 Nokia in 2025

Our supply chain

Trusted relationships

Nokia's diversified and sustainable supply chain is a strategic asset for us, our customers and consumers of connectivity.

Our end-to-end operations include sourcing, demand and supply planning, manufacturing, distribution and logistics. In 2025, we purchased over EUR 11 billion worth of products and services from around 9 000 suppliers.

While the operating environment remained challenging in 2025, we continued to develop risk and cost management capabilities, robust partnerships and a regional approach.

Focus on risk and cost management

Demand for our products remains volatile, driven by macro-economic conditions and growth in AI & Cloud infrastructure. To address market fluctuations and supply-chain disruptions, we work with customers to develop robust mid- and long-term forecasts, enabling effective risk management, cost-efficiency prioritization and enhanced resilience. Our rigorous inventory-management practices mitigate the risk of excess stock.

We continued to develop our risk management capabilities, supported by increased digitalization and automation. Inventories and safety buffers were largely kept upstream on a component level, increasing the flexibility to react to any potential short-term product type changes.

Building resilience

We continuously optimize our manufacturing, distribution and supplier networks, ensuring several manufacturing sources for key volume products. We also leverage AI capabilities to better develop our supply chain and factory network.

Our geographically dispersed manufacturing network consists of both our own manufacturing (4% of the network, based on number of sites) and contract manufacturing partners. Our network is strategically located around the world, and each year our spending percentage varies depending on regional demand. In 2025, our spend spread was: Europe 28%, Asia Pacific, Japan/India 44%, China 16% and the Americas 12%.

The Infinera acquisition gave Nokia the capability to build key optical semiconductor components with its internal Indium Phosphide (InP) wafer fab capability in California, US. InP components are a key element of Optical transceivers and transponders. Having capability in-house derisks a critical element of our supply chain. In addition, Nokia has a site for the advanced packaging and testing of these components.

Sustainability enablement and innovation

We expect suppliers to follow our Third-party Code of Conduct and Nokia Supplier Requirements. These cover topics such as environment, responsible minerals and modern slavery and are embedded in our due-diligence and supplier support efforts.

In 2025, we implemented 788 supply chain audits. The findings and corrective actions give us confidence that we are reducing risks related to safety, labor and human rights. We established a Sustainability criteria in our Supply Chain Finance framework, benefitting suppliers with strong sustainability performance.

We are committed to cutting 50% of our absolute scope 1, 2 and 3 greenhouse gas emissions by 2030. We are also committed to overall net-zero by 2040 across our value chain. In 2025, we reached a 100% share of renewable electricity in our own factories.

We have increased recycled content in mechanical parts and aim to reach at least 50% recycled aluminum, copper, steel, and polymerics by 2030. We further strengthened the traceability and conflict-free status of relevant minerals in our supply chain.

Own manufacturing

As of 31 December 2025, the production capacity for sites owned by us is noted below:

Country	Location and products[1]	Productive capacity, net (m^2)[2]
Finland	Oulu: Base Stations	11 500
India	Chennai: Base Stations, Radio Controllers and Transmission Systems, Fixed Networks	15 500
The United States	Sunnyvale, California[3]: Compound Semiconductor Wafer Fab and Test Facility	2 300
The United States	Allentown, Pennsylvania[4]: Production and Development of Advanced Packaging and Test of Photonic integrated Circuits	2 400

(1) We consider the production capacity of our manufacturing network to be sufficient to meet the requirements of our business. The extent of utilization of our manufacturing facilities varies from plant to plant and from time to time during the year. None of these facilities is subject to a material encumbrance.
During 2025, there were no site disposals. During 2024, Nokia disposed of the following sites:
1) Calais: submarine cables (France), 61 000 m^2 net productive capacity.
2) Greenwich: submarine cables (United Kingdom), 11 000 m^2 net productive capacity.
3) Hannover: radio frequency systems (Germany), 23 500 m^2 net productive capacity.
4) Suzhou: radio frequency systems (China), 13 500 m^2 net productive capacity.
During 2023, Nokia disposed of the following sites:
1) Trignac: radio frequency systems (France), 7 300 m^2 net productive capacity.
2) Meriden: radio frequency systems (The United States), 31 000 m^2 net productive capacity.
3) Bydgoszcz: remanufacturing, product integration (Poland), 15 200 m^2 net productive capacity.

(2) Production capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.

(3) Leased site.

(4) In addition to the Allentown site owned by Nokia, as of February 2026, Nokia has leased an additional site in Allentown that is expected to expand the production capacity by approximately 1 800 m^2.

In addition to the above-mentioned sites, Nokia has in February 2026 completed the purchase of a previously leased facility in San Jose, California (the United States) on which a new Compound Semiconductor Wafer Fab is expected to begin production in 2027 and additional construction will continue to expand the capacity of the site through 2028. The productive capacity of the site is expected to reach 2 600 m^2. Funding of the California expansion includes USD 40 million of the total USD 93 million in direct funding from the U.S. Department of Commerce under the CHIPS Act and other federal, state, and local incentives (including available investment tax credits). Up to USD 53 million of the CHIPS Act grant funding and federal (including available investment tax credits) and state incentives, may also be used for a potential project in Pennsylvania relating to photonics packaging and testing.

For more details, please refer to Note 4.2. Property, plant and equipment in the consolidated financial statements.

NOKIA

Contents

Business overview
Nokia in 2025
Strategy
• **Customers and partners**
Corporate governance
Board review
Financial statements
Other information

24 Nokia in 2025

Corporate governance statement 26 Regulatory framework 26 Main corporate governance bodies of Nokia 27 General Meeting of Shareholders 27 Board of Directors 28 Group Leadership Team and the President and CEO 40 Risk management, internal control and internal audit functions at Nokia 44 Main procedures relating to insider administration 46 Auditor fees and services 46 Remuneration 47 Highlights 47 Remuneration Report 2025 48 Letter from the Chair of the Personnel Committee of the Board 48 Introduction 50 Pay for performance 51 Global peer group 51 Remuneration of the Board of Directors 52 Remuneration of the President and CEO 53 Remuneration Policy 58 The updated Remuneration Policy for the Board of Directors 58 The updated Remuneration Policy for the President and CEO 59 Remuneration governance 62 Remuneration of the Nokia Group Leadership Team in 2025 63 25 Nokia in 2025

Corporate governance statement “Strong governance is the foundation of Nokia’s long-term success. In 2025, our Board of Directors continued to drive strategic direction as well as support and oversee management performance, promoting transparency and accountability across all operations.” Highlights in our corporate governance during 2025 ▪ Justin Hotard was announced as Nokia’s new President and CEO, joining us on 1 April. Hotard has broad experience with global technology companies, driving technology leadership, innovation and revenue growth. ▪ In March 2025, we published Nokia’s first sustainability statement aligned with the EU Corporate Sustainability Reporting Directive and Finnish regulation, marking a significant step in our ESG journey. ▪ At the 2025 Annual General Meeting (AGM) our shareholders reaffirmed their support for the Board’s proposals with a record high overall vote turnout. Our shareholders were also able to follow the meeting via webcast and submit verbal and written questions. ▪ We have continued our proactive stance on AI governance through our robust AI governance framework at Nokia. We have defined our guiding AI principles through Nokia Bell Labs, and mobilized our cross-functional teams to ensure readiness for every regulatory milestone. ▪ We have had the pleasure to engage with several of our largest shareholders during 2025 to discuss Nokia’s sustainability, remuneration and governance practices, and their expectations in these areas. We also welcomed NVIDIA as our shareholder in connection with our strategic partnership agreement, reinforcing our commitment to innovation and collaboration. This corporate governance statement is prepared in accordance with Chapter 7, Section 7 of the Finnish Securities Markets Act (2012/746, as amended) and the Finnish Corporate Governance Code 2025 (the “Finnish Corporate Governance Code”). Regulatory framework Our corporate governance practices comply with Finnish laws and regulations, our Articles of Association approved by the shareholders and our corporate governance guidelines (“Corporate Governance Guidelines”) adopted by the Board of Directors. The Corporate Governance Guidelines reflect our commitment to strong corporate governance. They include the directors’ responsibilities, the composition and election of the members of the Board and its Committees, and certain other matters relating to corporate governance. We also comply with the Finnish Corporate Governance Code adopted by the Securities Market Association. We follow the rules and recommendations of Nasdaq Helsinki due to the listing of our shares on this exchange (ticker code “NOKIA”). During 2025 we also complied with the rules of Euronext Paris prior to delisting our shares on 31 December 2025. Furthermore, due to the listing of our American Depositary Shares on the New York Stock Exchange (NYSE) (ticker code “NOK”) and our registration under the U.S. Securities Exchange Act of 1934, we follow the applicable U.S. federal securities laws and regulations, including the Sarbanes-Oxley Act of 2002 as well as the rules of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual. We comply with these standards to the extent such provisions are applicable to us as a foreign private issuer. To the extent compliance with any non-domestic rules would conflict with the laws of Finland, we are obliged to comply with Finnish laws and applicable regulations. There are no significant differences in the corporate governance practices applied by Nokia compared with those applied by U.S. companies under the NYSE corporate governance standards with the exception that Nokia complies with Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly issued shares or treasury shares require shareholder approval at the time of delivery of the shares unless shareholder approval has been granted through an authorization to the Board, a maximum of five years earlier. The NYSE corporate governance standards require that equity compensation plans are approved by the company’s shareholders. Nokia aims to minimize the necessity for, or consequences of, conflicts between the laws of Finland and applicable non-domestic corporate governance standards. In addition to the Corporate Governance Guidelines, the Committees of the Board have adopted charters that define each Committee’s main duties and operating principles. The Board has also adopted the Code of Conduct that applies to directors, executives, and employees of Nokia, as well as employees of Nokia’s subsidiaries and affiliated companies (such as joint ventures) in which Nokia owns a majority of the shares or exercises effective control. Furthermore, the Board has adopted the Code of Ethics and Executive Officer Clawback Policy applicable to our key executives, including the President and CEO, CFO and Corporate Controller. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 26 Nokia in 2025

Our main corporate governance bodies Pursuant to the provisions of the Finnish Limited Liability Companies Act (2006/624, as amended) (the “Finnish Companies Act”), the legislation under which Nokia operates, and Nokia’s Articles of Association, the control and management of Nokia are divided among shareholders at a general meeting, the Board, the President and CEO and the Group Leadership Team, chaired by the President and CEO. General Meeting of Shareholders Nokia’s shareholders play a key role in corporate governance, with our Annual General Meeting offering a regular opportunity to exercise their decision-making power in Nokia. In addition, at the meeting the shareholders may exercise their right to speak and ask questions. Each Nokia share entitles a shareholder to one vote at general meetings of Nokia. The Annual General Meeting decides, among other things, on the election and remuneration of the Board, the adoption of annual accounts, the authorization for the Board to distribute dividend or other assets, discharging the members of the Board and the President and CEO from liability, as well as on the election and fees of the external auditor and the sustainability reporting assurer. The Remuneration Policy is presented to the general meeting at least every four years and the Remuneration Report is presented annually. Resolutions of the general meeting regarding the policy and the report are advisory in nature. In addition to the Annual General Meeting, an Extraordinary General Meeting may be convened when the Board considers such a meeting to be necessary, or when the provisions of the Finnish Companies Act mandate that such a meeting must be held. The Finnish Companies Act was amended in 2022 to enable limited liability companies to hold hybrid and virtual-only general meetings. A virtual general meeting, as defined by the Finnish Companies Act, is a meeting held without a physical meeting venue, where shareholders must be able to exercise their shareholder rights in full by virtual means, including voting in real time and asking questions orally during the meeting. The Finnish legislation can be considered a leading example of protecting shareholders’ rights in virtual general meetings. In the future, virtual general meetings are expected to improve the position of nominee-registered shareholders residing outside of Finland, who may have been unable to attend the general meeting in person or be represented by proxy. The reduced carbon footprint is also one of the benefits of virtual general meetings. Annual General Meeting 2025 and 2026 The Annual General Meeting 2025 took place at Finlandia Hall, Helsinki, on 29 April 2025. We were pleased to see the high number of votes cast representing approximately 61.4% of all outstanding shares and votes. For the fourth consecutive year, the turnout for the vote stood at a record-high level. Corporate governance framework General Meeting of Shareholders External Audit Sustainability Assurance Board of Directors Audit, Corporate Governance and Nomination, Personnel, Strategy, Technology Committees Internal Audit President and CEO Group Leadership Team A total of 106 746 shareholders representing approximately 3 304 million shares and 58.9% of all the shares and votes in the Company participated the Annual General Meeting. On the other hand, we once more saw a lower number of shareholders attending in person. To facilitate shareholder participation and digital options to follow the meeting, the Company offered the opportunity to cast votes in advance and to follow the meeting and ask questions through a live webcast, both in writing and orally. Nokia Corporation’s Annual General Meeting 2026 is planned to be held on 9 April 2026. The Board’s proposals to the Annual General Meeting 2026 were published on 29 January 2026. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 27 Nokia in 2025

Board of Directors The operations of Nokia are managed under the direction of the Board, within the framework set by the Finnish Companies Act, Nokia’s Articles of Association and any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and the charters of the Board’s Committees. Election of the Board of Directors Pursuant to our Articles of Association, we have a Board that is composed of a minimum of seven and a maximum of 12 members. The members of the Board are elected at least annually at each Annual General Meeting. The candidates are considered individually and those receiving the most votes shall be elected pursuant to the Finnish Companies Act. The term of the Board members begins at the close of the general meeting at which they were elected and expires at the close of the following Annual General Meeting. The Annual General Meeting convenes by 30 June annually. Our Board’s leadership structure consists of a Chair and Vice Chair elected annually by the Board and confirmed by the independent directors of the Board upon the recommendation of the Corporate Governance and Nomination Committee. The Chair of the Board has certain specific duties as stipulated by Finnish law and our Corporate Governance Guidelines. The Vice Chair assumes the duties of the Chair of the Board in the event the Chair is prevented from performing his or her duties. The independent directors of the new Board confirm the election of the members and chairs for the Board’s Committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each Committee’s qualification standards. These elections take place at the Board’s assembly meeting following the general meeting. The Corporate Governance and Nomination Committee aims to continually renew the Board to have an efficient Board of international professionals with a mix of skills, experience and other personal qualities in line with the diversity principles established by the Board. The Committee considers potential director candidates based on the short-term and long-term needs of the Company. In the process of identifying and selecting the candidates matching these needs and desired profiles, the Committee engages recruitment firms and external advisers. Board independence In accordance with the Corporate Governance Guidelines adopted by the Board of Directors, the Nokia Board shall have a majority of directors who meet the criteria for independence as defined by the Finnish Corporate Governance Code and the rules of the NYSE. All members of the Board’s Audit, Personnel, Corporate Governance and Nomination Committees as well as the majority of the Strategy and Technology Committees shall be independent Directors under the same criteria. The Board will monitor its compliance with these requirements for director independence on an ongoing basis. Each independent director is expected to notify the Chair of the Corporate Governance and Nomination Committee, as soon as reasonably practicable, in the event that his or her personal circumstances change in a manner that may affect the Board’s evaluation of such director’s independence. The Board of Directors evaluates the independence of its members annually and, in addition to this, on a continuous basis with the assistance of the Corporate Governance and Nomination Committee. Board composition The Board has adopted diversity principles, demonstrating our commitment to promoting a well-balanced Board composition. These principles are embedded in our processes and practices for identifying and proposing new candidates for the Board, as well as for the re-election of current members. For Nokia, Board composition is not static, but evolves over time based on the relevant business objectives and future needs. We view Board diversity as one of factors that strengthen the Board’s overall effectiveness rather than an end in itself. Diversity of our Board is considered from a number of aspects including, but not limited to, skills and experience, tenure, age, nationality, cultural and educational backgrounds, gender, as well as other individual qualities. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 28 Nokia in 2025

Current members of the Board of Directors

The Annual General Meeting held on 29 April 2025 elected ten members to the Board for a term ending at the close of the next Annual General Meeting. Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Mike McNamara, Thomas Saueressig, and Kai Öistämö were re-elected as Board members. Pernille Erenbjerg and Timo Ihamuotila were elected as new Board members. Following the meeting, the Board re-elected Sari Baldauf to serve as Chair and Timo Ihamuotila as Vice Chair of the Board for the same term.

In the current Board composition, 40% of the Board members are female. There are currently five different nationalities and a rather wide age and tenure range represented on the Board.

The current members of the Board are all non-executive and for the term that began at the Annual General Meeting 2025, all Board members were determined to be independent of Nokia and its significant shareholders under the Finnish Corporate Governance Code and the NYSE rules, as applicable.

In addition to biographical information of the Board members, the table in the upper right corner sets forth the number of shares and American Depositary Shares (ADSs) held by the Board members. At 31 December 2025, they held a total of 1 092 401 shares and ADSs in Nokia, representing approximately 0.02% of our total shares and voting rights excluding shares held by the Nokia Group.

Each Board member has a unique skill set that supports Nokia's business. The primary areas of expertise of the current and proposed Board members are highlighted in the skills matrix shown to the right.

Biographical details of the Board members

	Gender	Year of Birth	Nationality	Tenure[1]	Independent of the company and major shareholders	Shares[2]	ADSs[2]
Sari Baldauf (Chair)	Female	1955	Finnish	7	Independent	385 046	
Timo Ihamuotila (Vice Chair as of 29 April 2025)	Male	1966	Finnish	0	Independent	119 624	
Timo Ahopelto	Male	1975	Finnish	2	Independent	62 082	
Elizabeth Crain	Female	1964	American	2	Independent		67 467
Thomas Dannenfeldt	Male	1966	German	5	Independent	166 802	
Pernille Erenbjerg	Female	1967	Danish	0	Independent	17 840	
Lisa Hook	Female	1958	American	3	Independent		78 290
Mike McNamara	Male	1964	Irish	1	Independent	42 664	
Thomas Saueressig	Male	1985	German	3	Independent	74 322	
Kai Öistämö	Male	1964	Finnish	3	Independent	78 264	

(1) Terms as Nokia Board member before the Annual General Meeting on 29 April 2025.
(2) The number of shares or ADSs includes shares and ADSs received as director compensation as well as shares and ADSs acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included.

Experience and primary skills of the Board members

	Business Exec. role with P&L responsibility	External boardroom roles/ Governance	Finance and accounting	Legal/Public policy/ Compliance	Telecommunication providers market segment	Enterprise market segment	Technology	Cybersecurity	Environmental /Social issues
Current Board members									
Sari Baldauf	✓	✓		✓	✓		✓		✓
Timo Ihamuotila	✓	✓	✓	✓		✓	✓		
Timo Ahopelto	✓	✓				✓	✓	✓	
Elizabeth Crain	✓	✓	✓	✓					
Thomas Dannenfeldt		✓	✓		✓	✓	✓		
Pernille Erenbjerg	✓	✓	✓		✓		✓	✓	✓
Lisa Hook	✓	✓		✓	✓	✓	✓	✓	
Mike McNamara	✓	✓				✓	✓	✓	
Thomas Saueressig	✓	✓			✓	✓	✓	✓	✓
Kai Öistämö	✓	✓			✓		✓	✓	✓
Proposed new Board member									
Meredith Whittaker	✓	✓		✓			✓	✓	

NOKIA

Contents
Business overview
Corporate governance
- **Corporate governance statement**
- Remuneration
Board review
Financial statements
Other information

29 Nokia in 2025

Director time commitments The Corporate Governance and Nomination Committee monitors closely the time commitments of the Board members and annually reviews the Directors’ attendance rate at the Board and Committee meetings to ensure they are able to devote the appropriate time to the Company to carry out their duties and responsibilities. The Corporate Governance Guidelines of the Board include numerical limits and a process for pre-clearance of new roles in public companies. Directors should not serve on more than four other boards of public companies in addition to the Nokia Board, and on no more than three other boards of public companies in addition to the Nokia Board, in cases where they serve as board chair or lead independent director outside the Nokia Board. The Audit Committee members should not serve on more than two other audit committees of public companies in addition to the Nokia Audit Committee. No positions in excess of these limits may be held without prior consent by the Chair of the Board and the Chair of the Corporate Governance and Nomination Committee determining that such positions would not impair the Director’s service on the Nokia Board or Audit Committee. The Corporate Governance and Nomination Committee will annually, ahead of preparing the proposal on the Board composition, review and assess the Directors’ current and planned time commitments outside the Company to seek affirmation that all Directors acknowledge the time commitment principles set forth in the Corporate Governance Guidelines of the Board. The Committee also reviews under its related guidelines and procedures the proposed new Director candidates’ time commitments during the proposed term to ensure that they are able to dedicate sufficient time to their responsibilities on the Nokia Board. Proposed members of the Board of Directors Proposals of the Board of Directors to the Annual General Meeting 2026 were published on 29 January 2026. On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be ten. The Board Chair Sari Baldauf has informed the Committee that she will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Consequently, on the recommendation of the Corporate Governance and Nomination Committee, the Board proposes that the following nine current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Timo Ahopelto, Elizabeth Crain, Thomas Dannenfeldt, Pernille Erenbjerg, Lisa Hook, Timo Ihamuotila, Mike McNamara, Thomas Saueressig and Kai Öistämö. Furthermore, the Board proposes, on the recommendation of the Corporate Governance and Nomination Committee, that Meredith Whittaker, a United States citizen and President of Signal Technology Foundation, be elected as a new member of the Board for a term ending at the close of the next Annual General Meeting. If elected, Ms. Whittaker is expected to bring valuable experience in artificial intelligence, digital risk, and technology governance, thereby strengthening the Board’s oversight of emerging technologies. The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors that Timo Ihamuotila be elected to serve as Chair of the Board and Thomas Saueressig be elected to serve as Vice Chair of the Board, subject to their election to the Board of Directors. The Board composition proposed to the Annual General Meeting 2026 has representation of five nationalities and 40% of the proposed members are female. All Board member candidates, apart from Meredith Whittaker, have been determined to be independent of the Company and its significant shareholders for the term beginning from the Annual General Meeting 2026 under the Finnish Corporate Governance Code and the rules of the NYSE. Ms. Whittaker has agreed to lead a strategic advising effort for Nokia Bell Labs, Nokia’s global research arm, for a fixed fee and period of 12 months. Due to the research-focused advisory role, Ms. Whittaker has been determined non-independent of the Company. Nokia has strict and well-defined conflict-mitigation measures in place, including the exclusion of Ms. Whittaker from any business activities and operational decisions. Further, if elected, Ms. Whittaker will refrain from joining Board Committees other than the Technology Committee. Any possible changes impacting the Board candidates’ independence would be assessed separately as at the date of the Annual General Meeting. Nokia is proud to continue to be among the first Finnish listed companies providing its shareholders with the opportunity to consider each Director candidate individually since our Annual General Meeting 2023. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 30 Nokia in 2025

Biographical details of our current Board members C P S C S P T P S Chair Sari Baldauf Vice Chair Timo Ihamuotila Timo Ahopelto Elizabeth Crain b. 1955 b. 1966 b. 1975 b. 1964 Chair of the Nokia Board since 2020. Nokia Board member since 2018. Member of the Corporate Governance and Nomination Committee, the Personnel Committee and the Strategy Committee. Master of Business Administration and Bachelor of Science, Helsinki School of Economics and Business Administration, Finland. Honorary doctorates in Technology (Helsinki University of Technology, Finland) and Business Administration (Turku School of Economics and Business Administration and Aalto University School of Business, Finland). Executive Vice President and General Manager, Networks Business Group, Nokia 1998–2005. Various executive positions at Nokia in Finland and in the United States 1983–1998. Member of the Board of Directors of the Finnish Climate Leadership Coalition (CLC). Senior Advisor of DevCo Partners Oy. Member of the Board of Technology Industries of Finland 2021–2023. Member of the Board of Directors of Aalto University 2018–2023. Member of the Supervisory Board of Mercedes-Benz Group AG 2008–2023. Member of the Supervisory Board of Deutsche Telekom AG 2012–2018. Chair of the Board of Directors of Fortum Corporation 2011– 2018. Member of the Board of Directors of Akzo Nobel 2012–2017. Vice Chair of Nokia Board since 2025. Nokia Board member since 2025. Chair of the Corporate Governance and Nomination Committee and member of the Strategy Committee. Licentiate of Science (Finance), Helsinki School of Economics, Finland. Master of Science (Economics), Helsinki School of Economics, Finland. Chief Financial Officer and Member of the Group Executive Committee of ABB Ltd, 2017–2026 (until 31 Jan 2026). Executive Vice President and Chief Financial Officer, Nokia 2009–2016, member of the Nokia Group Leadership Team 2007–2016 and Interim President of Nokia between September 2013 and May 2014. Executive Vice President, Sales and Markets, Nokia 2008–2009. Executive Vice President, Sales and Portfolio Management, Mobile Phones, Nokia 2007. Senior Vice President, CDMA Business Unit, Mobile Phones, Nokia 2004–2007. Vice President, Finance, Corporate Treasurer, Nokia 2000–2004. Director of Corporate Finance, Nokia 1999–2000. Vice President of Nordic Derivatives Sales, Citibank plc 1996–1999. Manager of Dealing & Risk Management, Nokia 1993– 1996. Analyst, Assets and Liability Management, Kansallis-Osake-Pankki 1990–1993. Member of the Board of Directors, Kone Oyj. Member of the Board of Directors, Oras Invest Oy. Member of the Board of Directors, Uponor Oyj 2013–2017. Founding Partner of Lifeline Ventures. Nokia Board member since 2023. Member of the Personnel Committee and the Technology Committee. Master’s degree in Industrial Management, Helsinki University of Technology, Finland. Head of Strategy and Business Development, Blyk 2006–2009. Founding CEO and Vice President of Worldwide Commercial Operations, CRF Health 2000–2006. Consultant, McKinsey & Company 1999–2000. Chair of the Board of Directors, Canatu Plc (former Lifeline SPAC I Plc). Chair of the Board, Finnish Startup Community. Various other board positions in private companies. Member of the Board of Directors, Solidium Oy 2017–2025. Member of the Board of Directors, Digital Workforce Services Plc 2016–2025. Member of the Board of Finnish Business and Policy Forum EVA and Research Institute for Finnish Economy (ETLA) 2015–2024. Member of the Board of Directors, Tietoevry Corporation 2017–2023. Chair of the Board, Slush Conference 2018–2023 and member of the Board 2013–2018. Member of the Board, Business Finland 2014–2020. Member of the Board, Startup Foundation 2015–2018. Nokia Board member since 2023. Chair of the Strategy Committee and member of the Personnel Committee. MBA, the Wharton School at the University of Pennsylvania, Pennsylvania, United States. Bachelor of Science in Economics, Arizona State University, Arizona, United States. Advisory Partner, the Consello Group. Chief Operating Officer and Founding Partner, Moelis & Company 2007–2023. Managing Director, Office of the CEO at UBS Investment Bank 2005–2007. Chief Operating Officer and Chief Administrative Officer, the UBS Investment Banking Department Americas franchise 2001–2005. Investment Principal, McCown De Leeuw & Company 2000–2001. Investment Principal, Morgan Stanley Capital Partners 1997–2000. Vice President, Investment Banking, Merrill Lynch & Co. 1994–1997. Associate, Investment Banking, J.P. Morgan Securities 1992–1994. Analyst, Merrill Lynch & Co. 1988–1990. Member of the Board of Directors and Chair of the Audit Committee, Core Scientific, Inc. Trustee Emeritus, The Royal Academy Trust, London. Member of the Board of Directors, Exscientia Plc 2021–2024. Member of the Board of Directors, Moelis & Company 2017–2021. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 31 Nokia in 2025 Committee Key A udit C orporate Governance and Nomination P ersonnel S trategy T echnology

Biographical details of our current Board members continued A P A C A S Thomas Dannenfeldt Pernille Erenbjerg Lisa Hook b. 1966 b. 1967 b. 1958 Nokia Board member since 2020. Chair of the Personnel Committee and the Audit Committee. Degree in Mathematics, University of Trier, Germany. Chief Financial Officer, Deutsche Telekom AG 2014–2018. Chief Financial Officer, Deutsche Telekom AG’s German operations 2010–2014. Various operational positions, Deutsche Telekom AG 1992–2010. Member of the Board of Directors and Chair of the Compensation Committee, T-Mobile US, Inc. Chair of the Supervisory Board, CECONOMY AG 2021–2025. Member of the Advisory Board, axxessio GmbH 2020–2025. Member of the Board of Directors, T-Mobile US, Inc. 2013–2018. Member of the Board of Directors, Buy-In 2013–2018. Chair of the Board of Directors, T-Systems International 2013–2018. Chair of the Board of Directors, EE Ltd. 2014–2016. Nokia Board member since 2025. Member of the Audit Committee and the Corporate Governance and Nomination Committee. Master of Science in Economics, the Copenhagen Business School, Denmark. Group CEO and President, TDC Group 2015–2018. Group CFO and Deputy CEO, TDC Group 2011–2015. Executive Vice President, TDC Group 2003–2011. Equity Partner, Deloitte 2002–2003. CPA, Arthur Andersen 1987–2002. Member of the Board of Directors and Chair of the Audit Committee, Genmab A/S. Member of the Board of Directors and Chair of the Audit Committee, RTL Group SA. Chair of the Board of Directors, KK Wind Solutions A/S. Member of the Board of Directors, GlobalConnect A/S. Member of the Board of Directors, Millicom S.A. 2019–2024. Chair of the Board of Directors, Viaplay Group AB (publ) 2021–2023 and Board member 2020–2021. Member of the Board of Directors, Nordea Bank Oyj 2017–2021. Member of the Board of Directors, DFDS A/S 2014–2018. Member of the Board of Directors, Royal Danish Theatre 2011–2015. Adjunct professor at Copenhagen Business School. Nokia Board member since 2022. Member of the Audit Committee and the Strategy Committee. Juris Doctorate, Dickinson School of Law at Pennsylvania State University, Pennsylvania, United States. Bachelor’s degree in Public Policy, Duke University, North Carolina, United States. President and CEO, Neustar, Inc. 2010– 2018. COO, Neustar, Inc 2008–2010. President and CEO, SunRocket, Inc. 2006–2007. Executive positions, America Online, Inc. 2000–2004. Previous positions as Partner, Brera Capital Partners; managing director, Alpine Capital Group, LLC.; various executive positions, Time Warner, Inc.; legal adviser to the Chairman of the Federal Communications Commission; and General Counsel, the Cable Group at Viacom International, Inc. Member of the Board of Directors, FIS Global Inc. Lead Independent Director of the Board of Directors, Philip Morris International. Member of the Board of Directors, Zayo Group. Chair of Advisory Board, Trilantic Capital Partners. Member of the US National Security Telecommunications Advisory Committee since 2012. Member of the Board of Directors of Ritchie Bros. Auctioneers Inc. 2021–2023; Ping Identity Holding Corp. 2019–2022; Partners Group Holdings 2020–2021; Unisys Corp. 2019–2021; Neustar, Inc. 2010–2019; and RELX Plc 2006–2016. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 32 Nokia in 2025 Committee Key A udit C orporate Governance and Nomination P ersonnel S trategy T echnology

Biographical details of our current Board members continued A T C T S T Mike McNamara Thomas Saueressig Kai Öistämö b. 1964 b. 1985 b. 1964 Nokia Board member since 2024. Member of the Audit Committee and the Technology Committee. Bachelor of Engineering, University College Dublin, Ireland. Strategic Advisor, Target Corporation 2022–2023. Executive Vice President and Chief Information Officer, Target Corporation 2015–2022. Chief Information Officer, Tesco 2011–2015. Director of Operations Development and IT, Tesco 2006–2011. Chief Technology Officer Tesco.com, Tesco 1999–2006. Senior Manager, Accenture 1991–1998. Computer Programmer, British Telecom 1989–1991. Member of the Board of Directors, Hawaiian Holdings, Inc. 2020–2024. Member of the Executive Board of SAP SE and Global Head of Customer Services & Delivery Board. Nokia Board member since 2022. Member of the Corporate Governance and Nomination Committee and the Technology Committee. Degree in Business Information Technology, University of Cooperative Education in Mannheim, Germany. Joint Executive MBA from ESSEC, France and Mannheim Business School, Germany. Global Head of Product Engineering, SAP SE 2019–2024. Chief Information Officer, SAP SE 2016–2019. Vice President, Global Head of IT Services of SAP SE 2014–2016. Previous positions at SAP SE in Germany since 2007, including assignment in the SAP Labs Silicon Valley in Palo Alto, California, United States. Member of the Young Global Leaders of the World Economic Forum. Member of the Industry Advisory Board of the Munich Institute of Robotics and Machine Intelligence (MIRMI). President and CEO of Vaisala Corporation. Nokia Board member since 2022. Chair of the Technology Committee and member of the Strategy Committee. PhD in computer science, Tampere University of Technology, Finland. Chief Operating Officer of InterDigital, Inc. 2018–2020. Executive Partner of Siris Capital Group 2016–2018. EVP, Chief Development Officer at Nokia 2010–2014. EVP, Devices at Nokia 2008–2010. EVP, Mobile Phones Business Group at Nokia 2006–2008. Several previous positions at Nokia 1991–2006. Venture Partner of Kvanted Oy. Chairman of the Board, Fastems Group 2014–2022. Member of the Board of Directors, Sanoma Group 2010–2021. Chairman of the Board, Helvar Oy Ab 2014–2020. Member of the Board of Directors, Mavenir Plc 2017–2018. Member of the Board of Directors, Digia / Qt Group Oyj 2015–2018. Member of the Board of Directors, InterDigital, Inc. 2015–2018. Member of the Board of Directors, oikian solutions Oy 2014–2018. Chairman of the Board, Tampere University 2013–2017. Chairman of the Board of Directors, Tekes 2012–2014. Member of the Board of Directors, Nokian Tyres plc 2008–2010. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 33 Nokia in 2025 Committee Key A udit C orporate Governance and Nomination P ersonnel S trategy T echnology

Operations of the Board of Directors The Board represents and is accountable to the shareholders of Nokia. While its ultimate statutory accountability is to the shareholders, the Board also takes into account the interests of Nokia’s other stakeholders. The Board’s responsibilities are active, and include the responsibility to evaluate the strategic direction of Nokia, its management policies and the effectiveness of the implementation of such by the management on a regular basis. It is the responsibility of the members of the Board to act in good faith and with due care, so as to exercise their business judgment on an informed basis, in a manner that they reasonably and honestly believe to be in the best interests of Nokia and its shareholders. In discharging this obligation, the members of the Board must inform themselves of all relevant information reasonably available to them. The Board and each Board Committee also has the power to appoint independent legal, financial or other advisers as they deem necessary. The Company will provide sufficient funding to the Board and to each Committee to exercise their functions and provide compensation for the services of their advisers. The Board has the responsibility for appointing and discharging the President and Chief Executive Officer, Chief Financial Officer and Chief Legal Officer. The Board is ultimately responsible for, and its duties include, monitoring and reviewing Nokia’s financial reporting process, the effectiveness of related control and audit functions and the independence of Nokia’s external auditor, as well as monitoring the Company’s statutory audit. The Board’s responsibilities also include overseeing the structure and composition of our top management and monitoring legal compliance and the management of risks related to our operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and other financial and non-financial commitments that may not be exceeded without a separate Board approval. In risk management, the Board’s role includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Risk management policies and processes are an integral part of Board deliberations and risk-related updates are provided to the Board on a recurring basis. For a more detailed description of our risk management policies and processes, refer to the “Risk management, internal control and internal audit functions at Nokia — Risk management principles” section. The Board approves and the independent directors of the Board confirm the compensation and terms of employment of the President and CEO, subject to the requirements of Finnish law, upon the recommendation of the Personnel Committee of the Board. The compensation and terms of employment of the other Group Leadership Team members are approved by the Personnel Committee upon the recommendation of the President and CEO. Board oversight of environmental and social activities and governance practices Under Nokia’s Corporate Governance Guidelines, the Board evaluates Nokia’s environmental and social activities and governance practices, related risks and target setting, as well as their implementation and effectiveness across the Company. In 2025, the Board reviewed the progress and key milestones for the sustainability targets, sustainability results for 2024, sustainability-related risks and opportunities, the evolving sustainability requirements and expectations, investor feedback and Nokia’s approach to related disclosures. The Board also provided direction on environmental and supply‑chain priorities, the refreshed social impact strategy, and company‑wide engagement and enablement efforts. Additionally, in January 2025, the Board approved the targets related to climate change in the long-term incentive plan for 2025 and approved the CEO’s targets on health and safety and diversity which are included in his short-term incentive plan for 2025. The Board Committees monitor ESG developments and activities in the Company in their respective areas of responsibilities. The Audit Committee reviews sustainability disclosures annually, as well as the information on the use of conflict minerals in Nokia’s products presented in the annual reports and regulatory filings. During 2025, the Audit Committee’s responsibilities included the oversight of sustainability reporting, including the double materiality assessment, regulatory developments related to mandatory sustainability related disclosures, as well as oversight of the ethics and compliance program. The Personnel Committee oversees human capital management, including personnel policies and practices related to Nokia’s culture, physical safety, employee well-being, workforce composition, recruiting, development and retention. In 2025, the Committee focused on workforce demographics and conducted a people risk review, including physical safety, employee survey results and succession planning. The Personnel Committee recommended that the Board continue to include GHG emission reduction as a metric in the long-term incentive plan. Additionally, the Committee emphasized the importance of fostering a strong health and safety culture and maintaining workforce diversity. To reinforce accountability, the Personnel Committee recommended that the Board retain discretion to make downward adjustments to short-term incentives if company performance in these areas falls short during the annual incentive period. The Corporate Governance and Nomination Committee assesses and advises the Board on ESG-related activities and practices, aiming to enhance the governance structure supporting them. The Technology Committee reviews how the Company’s ESG strategy embeds into its technology strategy and roadmaps. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 34 Nokia in 2025

Board oversight of cybersecurity Nokia group-level security is set up in four domains: product, service, information, and customer security. While the oversight of security risks and their management, including cybersecurity, is a Board level responsibility in the Company, the detailed reviews of the different security domains are allocated to the Committees of the Board. These Committees are responsible for monitoring and assessing security, including cybersecurity-related risks and reporting to the Board in their respective areas of responsibilities. The responsibilities of the Audit Committee include oversight of the management and processes related to IT and services security risks and maturity, including security-related controls, compliance, incident process, disclosures and risk management. The Technology Committee oversees product and customer security risk management. The Committees report to the Board on a regular basis and prepare recommendations to the Board, whenever deemed necessary. The Board also receives regular updates on cybersecurity. Board oversight of Artificial Intelligence (AI) The proliferation of AI technologies is creating new opportunities for innovation. To ensure the responsible use of AI, particularly with respect to ethics, privacy, and security, we have established a comprehensive AI governance framework at Nokia, including a central steering committee and a separate AI governance board for group-level policies and procedures, incident reporting, coordination and related communication. The Board’s oversight of AI development is based on principles similar to those we apply to other advanced technologies. The Technology Committee of the Board has reviewed the AI governance framework before its adoption and is responsible for overseeing that compliance with all relevant regulatory frameworks for AI has been effectively arranged. The Technology Committee will also monitor and stay informed on the progress and challenges of using AI, both at a strategic and operational level. The Technology Committee reports to the Board on AI governance at Nokia and on AI-related topics on a regular basis. In carrying out this oversight, the Board and the Technology Committee are supported by their relevant technology, data and security expertise and access to internal and external experts. This enables the Board to effectively assess AI‑related opportunities and risks, including ethical, regulatory and security considerations, and to appropriately challenge management. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 35 Nokia in 2025

Board evaluation

In line with our Corporate Governance Guidelines, the Board conducts a comprehensive annual performance evaluation, which also includes evaluation of the Board Committees' work, the Board and Committee Chairs and individual Board members. The Board evaluation is conducted as a self-evaluation, typically with a detailed questionnaire, while an external evaluator is periodically engaged. Feedback is also requested from selected members of management as part of the Board evaluation process. The questions aim to measure and elicit feedback on the processes, structure, accountability, transparency, and effectiveness of the Board and to gain an overview of the issues that are areas of excellence, areas where the Board thinks greater focus is warranted and determining areas where performance could be enhanced.

Each year, the results of the evaluation are discussed and analyzed by the entire Board and improvement actions are agreed based on such discussions. In 2025, the evaluation process was carried out as a thorough self-evaluation for a third consecutive year by using an external evaluation platform that included both numeric assessments and the possibility to provide more detailed written comments. The questionnaire comprised areas such as Nokia purpose and strategy, Board agenda and meetings, and Board composition and dynamics, as well as information, reporting and risk management.

Meetings of the Board of Directors

The Board of Directors constitutes a quorum if more than half of its members are present. The Board held 23 meetings excluding Committee meetings during 2025. In total 14 (64%) of these meetings were regular meetings in person or by video connection. The other nine meetings were held in writing.

Directors' attendance at the Board and Committee meetings in 2025 is set forth in the table below:

	Board meeting attendance		Board and Committee meeting attendance[1]	
Member	**Meetings**	**%**	**Meetings**	**%**
Sari Baldauf (Chair)	23/23	100%	41/41	100%
Timo Ihamuotila (Vice Chair as of 29 April 2025)	12/14	86%	19/21	90%
Søren Skou (Vice Chair until 29 April 2025)	9/9	100%	13/15	87%
Timo Ahopelto	22/23	96%	32/33	97%
Elizabeth Crain	23/23	100%	35/35	100%
Thomas Dannenfeldt	22/23	96%	36/38	95%
Pernille Erenbjerg (as of 29 April 2025)[2]	10/14	71%	16/21	75%
Lisa Hook	23/23	100%	36/36	100%
Mike McNamara	23/23	100%	34/34	100%
Thomas Saueressig	22/23	96%	31/32	97%
Carla Smits-Nusteling (until 29 April 2025)	8/9	89%	13/14	93%
Kai Öistämö	21/23	91%	31/33	94%
Average attendance (%)		**95%**		**95%**

(1) Any director who so wishes may attend, as a non-voting observer, meetings of committees of which they are not members. Figures exclude directors attending committee meetings as non-voting observers.
(2) In her first year on the Board, Pernille Erenbjerg had pre-existing scheduling conflicts, and subsequent changes to the Board's meeting calendar further impacted her ability to attend all meetings during 2025.

Directors meet without management in connection with each regularly scheduled meeting. According to Board practices, meetings without management present are only attended by non-executive directors. These meetings are chaired by the non-executive Chair of the Board. In cases where the non-executive Chair of the Board is unable to chair these meetings, the non-executive Vice Chair of the Board chairs the meeting. Additionally, the independent directors would meet separately at least once annually. In 2025, all members of the Board were non-executive and determined to be independent from Nokia and significant shareholders under the Finnish Corporate Governance Code and the rules of the NYSE.

Committees of the Board of Directors

In 2025, the Board of Directors had five Committees that assisted the Board in its duties pursuant to their respective Committee charters. The Board may also establish new or ad hoc committees for detailed reviews or consideration of particular topics to be proposed for the approval of the Board. Any director who so wishes may attend, as a non-voting observer, meetings of Committees of which they are not members.

36 Nokia in 2025

NOKIA
Contents
Business overview
Corporate governance
• Corporate governance statement
Remuneration
Board review
Financial statements
Other information

The Audit Committee

The following table sets forth the members of the Audit Committee and their meeting attendance in 2025:

	Attendance	
Member	Meetings	%
Carla Smits-Nusteling (Chair until 29 April 2025)	3/3	100%
Thomas Dannenfeldt (Chair as of 29 April 2025)	6/6	100%
Pernille Erenbjerg (as of 29 April 2025)	3/3	100%
Lisa Hook	6/6	100%
Mike McNamara	6/6	100%
Average attendance (%)		**100%**

The Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE.

As of 29 April 2025, the Audit Committee has consisted of the following four members of the Board: Thomas Dannenfeldt (Chair), Pernille Erenbjerg, Lisa Hook and Mike McNamara.

The Committee is responsible for assisting the Board in the oversight of:

- the quality and integrity of the Company's financial statements, related disclosures and sustainability reporting;
- the statutory audit of the Company's financial statements, related disclosures and sustainability reporting;
- the qualifications and independence of the external auditor and the sustainability reporting assurer;
- the performance of the external auditor and the assurer subject to the requirements of Finnish law;
- the performance of the Company's internal controls, risk management and the assurance function;
- the performance of the internal audit function;
- the Company's compliance with legal and regulatory requirements, including the performance of its ethics and compliance program;
- the monitoring and assessment of any related party transactions;
- the pension liabilities and taxation of the Company; and
- the processes and management related to the cybersecurity of the Company, including information and services security.

In discharging its oversight role, the Audit Committee has full access to all Company books, records, facilities and personnel. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by Nokia regarding accounting, internal controls, auditing or sustainability reporting matters and for the confidential, anonymous submission by our employees of concerns relating to accounting, auditing or sustainability reporting assurance matters. Nokia's disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the President and CEO and the Chief Financial Officer, as well as the internal controls over financial reporting, are designed to provide reasonable assurance regarding the quality and integrity of Nokia's financial statements and related disclosures. For further information on internal control over financial reporting, refer to the section "Risk management, internal control and internal audit functions at Nokia—Description of internal control procedures in relation to the financial reporting process".

Under the Finnish Companies Act, an external auditor and a sustainability reporting assurer are elected by a simple majority vote of the shareholders at the Annual General Meeting for one year at a time. The Audit Committee prepares the proposal to the shareholders for the election of the nominees, upon its evaluation of the qualifications and independence of the external auditor and the sustainability reporting assurer. Under Finnish law, the fees of the external auditor and of the sustainability reporting assurer are approved by the shareholders by a simple majority vote at the Annual General Meeting. The Committee prepares the proposals to the shareholders in respect of the fees of the external auditor and the sustainability reporting assurer, and approves their annual fees under the guidance given by the Annual General Meeting. For information about the fees paid to Nokia's external auditor and sustainability reporting assurer, Deloitte Oy, during 2025 refer to the section "Auditor fees and services".

The Board has determined all current Committee members be 'financially literate' satisfying the applicable financial-sophistication requirement by the New York Stock Exchange. In addition, three Committee members, Thomas Dannenfeldt, Pernille Erenbjerg and Lisa Hook, are determined to be 'audit committee financial experts' as defined in the requirements of Item 16A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC). All members of the Audit Committee are "independent directors" as defined by Finnish law, the Finnish Corporate Governance Code and in Section 303A.02 of the NYSE Listed Company Manual.

The Audit Committee meets a minimum of four times a year. The Committee meets separately with the representatives of Nokia's management, heads of the internal audit, and ethics and compliance functions, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has, at all times, direct access to the Audit Committee, without the involvement of management.

Audit Committee pre-approval policies and procedures

The Audit Committee of the Board is responsible, among other matters, for oversight of the external auditor's independence, subject to the requirements of applicable legislation. The Audit Committee has adopted a policy regarding an approval procedure of audit services performed by the external auditors of the Nokia Group and permissible non-audit services performed by the principal external auditor of the Nokia Group (the "Pre-approval Policy").

Under the Pre-approval Policy, proposed services either: (i) may be pre-approved by the Audit Committee in accordance with certain service categories described in the Pre-approval Policy (general pre-approval); or (ii) require the specific pre-approval of the Audit Committee (specific pre-approval). The Pre-approval Policy sets out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related (including services related to internal controls and significant mergers and acquisitions projects), tax and other services are subject to specific pre-approval by the Audit Committee. All service requests concerning generally pre-approved services are submitted to an appointed Audit Committee delegate within management, who determines whether the services are within the generally pre-approved services. The Pre-approval Policy is subject to annual review by the Audit Committee.

The Audit Committee establishes budgeted fee levels annually for each of the categories of audit and non-audit services that are pre-approved under the Pre-approval Policy, namely, audit, audit-related, tax and other services. At each regular meeting of the Audit Committee, the auditor provides a report in order for the Audit Committee to review the services that the auditor is providing, as well as the cost of those services.

37 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
• Corporate governance statement
Remuneration
Board review
Financial statements
Other information

The Corporate Governance and Nomination Committee

The following table sets forth the members of the Corporate Governance and Nomination Committee and their meeting attendance in 2025:

	Attendance	
Member	Meetings	%
Timo Ihamuotila (Chair as of 29 April 2025)	4/4	100%
Søren Skou (Chair until 29 April 2025)	2/2	100%
Sari Baldauf	6/6	100%
Pernille Erenbjerg (as of 29 April 2025)	3/4	75%
Lisa Hook (until 29 April 2025)	2/2	100%
Thomas Saueressig (as of 29 April 2025)	4/4	100%
Carla Smits-Nusteling (until 29 April 2025)	2/2	100%
Kai Öistämö (until 29 April 2025)	2/2	100%
Average attendance (%)		**96%**

The Committee consists of three to five members of the Board who meet all applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE.

As of 29 April 2025, the Corporate Governance and Nomination Committee has consisted of the following four members of the Board: Timo Ihamuotila (Chair), Sari Baldauf, Pernille Erenbjerg and Thomas Saueressig.

The Committee fulfills its responsibilities by:

- actively identifying individuals qualified to be elected members of the Board, as well as considering and evaluating the appropriate level and structure of director remuneration;
- preparing and evaluating the principles regarding Board diversity;
- preparing proposals to the shareholders on the director nominees for election at the general meetings, as well as director remuneration;
- monitoring and assessing the directors' current and planned time commitments outside the Nokia Board and their attendance at Nokia Board and Committee meetings;
- monitoring significant developments in the law and practice of corporate governance, including sustainability-related governance trends and the directors' duties and responsibilities;
- assisting the Board and each Committee of the Board in its annual performance evaluation process, including establishing criteria to be applied in connection with such evaluations;
- developing and administering Nokia's Corporate Governance Guidelines and giving recommendations regarding them to the Board; and
- reviewing Nokia's disclosure in the corporate governance statement.

The Committee has the power and practice to appoint a recruitment firm to identify appropriate new director candidates.

The Personnel Committee

The following table sets forth the members of the Personnel Committee and their meeting attendance in 2025:

	Attendance	
Member	Meetings	%
Thomas Dannenfeldt (Chair)	5/5	100%
Timo Ahopelto	5/5	100%
Sari Baldauf	5/5	100%
Elizabeth Crain	5/5	100%
Average attendance (%)		**100%**

The Committee consists of a minimum of three members of the Board who meet all applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE.

As of 29 April 2025, the Personnel Committee has consisted of the following four members of the Board: Thomas Dannenfeldt (Chair), Timo Ahopelto, Sari Baldauf and Elizabeth Crain.

The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding:

- preparing the Remuneration Policy and the Remuneration Report;
- compensation and terms of employment of the Company's senior management;
- human capital management;
- all equity-based plans;
- incentive compensation plans, policies and programs of the Company affecting executives; and
- possible other significant incentive plans.

The Committee is responsible for preparing the Remuneration Policy, including Nokia's compensation philosophy and principles and ensuring that the Company's compensation programs are performance-based, designed to contribute to long-term shareholder value creation in line with shareholders' interests, properly motivate management and are aligned with the Remuneration Policy, as well as supporting overall corporate strategies.

The Committee also oversees human capital management and periodically reviews the personnel policies and practices of Nokia related to human capital management and social responsibilities relating to its employees, including Company culture, physical safety, employee wellbeing, morale, diversity, talent management and development, succession planning, resourcing, recruiting, attrition, retention and employee engagement.

NOKIA

Contents
Business overview
Corporate governance
- Corporate governance statement
Remuneration
Board review
Financial statements
Other information

38 Nokia in 2025

The Strategy Committee

The following table sets forth the members of the Strategy Committee and their meeting attendance in 2025:

	Attendance	
Member	Meetings	%
Elizabeth Crain (Chair)	7/7	100%
Sari Baldauf	7/7	100%
Thomas Dannenfeldt (until 29 April 2025)	3/4	75%
Lisa Hook	7/7	100%
Timo Ihamuotila (as of 29 April 2025)	3/3	100%
Søren Skou (until 29 April 2025)	2/4	50%
Kai Öistämö (as of 29 April 2025)	3/3	100%
Average attendance (%)		**91%**

The Committee consists of a minimum of three members of the Board and the majority of them shall meet all applicable independence requirements as stipulated by the Finnish Corporate Governance Code and the rules of the NYSE.

As of 29 April 2025, the Strategy Committee has consisted of the following five members of the Board: Elizabeth Crain (Chair), Sari Baldauf, Lisa Hook, Timo Ihamuotila and Kai Öistämö.

The Committee is established by the Board primarily for the purpose of assisting the Board with respect to various strategic initiatives related to developing Nokia's corporate and business strategies and capturing the strategic opportunities identified under them.

The Committee's duties may include:

- overseeing the preparation of strategies related to strategic initiatives;
- reviewing the prospective alternatives for the strategic initiatives identified by management;
- acting as a preparatory body for assessing the specific strategic initiatives requiring the Board's decision;
- overseeing the implementation of the strategic initiatives; and
- evaluating the outcomes of the strategic initiatives, focusing on their implementation, financial results and long-term success.

The Technology Committee

The following table sets forth the members of the Technology Committee and their meeting attendance in 2025:

	Attendance	
Member	Meetings	%
Kai Öistämö (Chair)	5/5	100%
Timo Ahopelto	5/5	100%
Mike McNamara	5/5	100%
Thomas Saueressig	5/5	100%
Average attendance (%)		**100%**

The Committee consists of a minimum of three members of the Board and the majority of them shall meet applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE and have such skills in innovation, technology and science matters as the Board determines adequate from time to time.

As of 29 April 2025, the Technology Committee has consisted of the following four members of the Board: Kai Öistämö (Chair), Timo Ahopelto, Mike McNamara and Thomas Saueressig.

In its dialogue with and provision of feedback and advice to the management, the Committee will periodically review:

- the Company's technological competitiveness and new strategic technology initiatives as well as market trends, considering both organic and inorganic options to retain or attain competitiveness;
- the Company's approach to major technological innovations;
- key technology trends that may result in disruptive threats or opportunities and proposals on how to adequately address them;
- high-level risks and opportunities associated with the Company's Research and Development Programs;
- embedding sustainability in the technology roadmaps; and
- the processes and management related to the cybersecurity of the Company, including product and customer security.

NOKIA

Contents
Business overview
Corporate governance
• Corporate governance statement
Remuneration
Board review
Financial statements
Other information

39 Nokia in 2025

Group Leadership Team and the President and CEO

The Group Leadership Team is responsible for the operative management of Nokia. The Group Leadership Team is chaired by the President and CEO. The President and CEO's rights and responsibilities include those allotted to the President under Finnish law.

At 31 December 2025, the Group Leadership Team consisted of 12 members, including the President and CEO, representing five different nationalities. In total 25% of the Group Leadership Team members were female. The table shown to the right sets forth the biographical information of the Group Leadership Team members.

At 31 December 2025, a total of 2 117 191 Nokia shares and a total of 275 368 American Depositary Shares (ADSs) were held by the Group Leadership Team members. These holdings represented approximately 0.04% of our total shares and voting rights excluding shares held by the Nokia Group. The number of shares includes shares received as compensation as well as shares acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included in the table.

Summary of changes in the Group Leadership Team in 2025

The following members stepped down from the Group Leadership Team:

- Pekka Lundmark, President and Chief Executive Officer, as of 31 March 2025;
- Lorna Gibb, Chief People Officer, as of 13 June 2025;
- Federico Guillén, President of Network Infrastructure, as of 30 June 2025;
- Nishant Batra, Chief Strategy and Technology Officer, as of 30 September 2025; and
- Tommi Uitto, President of Mobile Networks, as of 31 December 2025.

The Group Leadership Team was complemented with five new appointments:

- Justin Hotard, President and Chief Executive Officer, effective 1 April 2025;
- Victoria Hanrahan, Chief of Staff to Nokia's President and CEO, effective 16 June 2025;
- David Heard, President of Network Infrastructure, effective 1 July 2025;
- Pallavi Mahajan, Chief Technology and AI Officer, effective 1 October 2025;
- Konstanty Owczarek, Chief Corporate Development Officer, effective 1 October 2025; and
- Furthermore, on 10 November 2025, Nokia announced the appointment of Kristen Pressner as Chief People Officer, to take effect during the second quarter of 2026.

Name	Position	Gender	Year of birth	Nationality	On GLT since	Shares	ADSs
Justin Hotard	President and CEO	Male	1974	American	2025	609 274	
Louise Fisk	Chief Communications Officer (currently Chief Communications and Marketing Officer)	Female	1976	British	2024	52 063	
Patrik Hammarén	President of Nokia Technologies (currently President of Technology Standards)	Male	1982	Finnish	2024	40 387	
Victoria Hanrahan	Chief of Staff to the President and CEO	Female	1988	American	2025	—	
Mikko Hautala	Chief Geopolitical and Government Relations Officer	Male	1972	Finnish	2024	2 800	
David Heard	President of Network Infrastructure	Male	1968	American	2025		275 368
Pallavi Mahajan	Chief Technology and AI Officer	Female	1977	Indian/American	2025	—	
Esa Niinimäki	Chief Legal Officer (currently Chief Legal and Administrative Officer) and interim Chief People Officer	Male	1976	Finnish	2023	79 281	
Konstanty Owczarek	Chief Corporate Development Officer	Male	1979	American	2025	—	
Raghav Sahgal	President of Cloud and Network Services (currently Chief Customer Officer)	Male	1962	American	2020	719 174	
Tommi Uitto	President of Mobile Networks	Male	1969	Finnish	2019	256 042	
Marco Wirén	Chief Financial Officer	Male	1966	Finnish/Swedish	2020	358 170	

40 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
• Corporate governance statement
Remuneration
Board review
Financial statements
Other information

Biographical details of the current members of the Nokia Group Leadership Team Justin Hotard Louise Fisk Patrik Hammarén Victoria Hanrahan b. 1974 b. 1976 b. 1982 b. 1988 President and Chief Executive Officer (CEO) since 2025. MBA from the MIT Sloan School of Management, Massachusetts, United States. Bachelor of Science in Electrical Engineering from the University of Illinois Urbana-Champaign, Illinois, United States. Executive Vice President and General Manager, Data Center & AI Group, Intel 2024–2025. Executive Vice President and General Manager, High-Performance Computing, AI & Labs, HPE, 2021–2024. Senior Vice President, President and Managing Director of HPE Japan and China, HPE 2019–2020. Senior Vice President and General Manager, Volume Global Business Unit, HPE 2017–2019. Vice President, Strategy, Planning & Operations, Data Center Infrastructure Group, HPE 2015– 2016. President and General Manager, Global Small Business Cloud Platform, NCR Corporation 2013–2014. VP, Corporate Development, NCR Corp. 2012–2013. Vice President and General Manager, NCR Entertainment, NCR Corp. 2010–2012. Senior Director, Mergers & Acquisitions, NCR Corp. 2007–2010. Director, Product Management, Symbol Technologies 2005–2007. Senior Manager, Corporate Development, Symbol Technologies 2003–2005. Business Development Analyst, Surface Logix 2002–2003. Senior Systems Engineer, Motorola Inc. 1996–2000. Chief Communications and Marketing Officer (CCMO). Group Leadership Team member since 2024. Joined Nokia in 2020. Advanced executive leadership development, DUKE University, North Carolina, United States. Advanced global leadership, INSEAD business school, France. Post graduate diploma in PR & Journalism, University of Wales, College of Cardiff, United Kingdom. BA Hons in Communication, University of Wales, College of Cardiff, United Kingdom. Vice President, Corporate Affairs Programs & Corporate Communications, Nokia 2020–2024. Global leadership team, Communications and Marketing Director, BAE Systems Applied Intelligence 2015–2019. Head of Global Communications, Investor Relations and Marketing, Innovation Group 2012– 2015. Global PR Director & Deputy Communications Director, Logica 2006–2012. Partner & Associate Director, LEWIS Communications 1999– 2006. Trustee of the Williams Syndrome Foundation. President of Technology Standards. Group Leadership Team member since 2024. Joined Nokia in 2007. Master of Law, University of Helsinki, Finland. Master of Science (Information Networks), Aalto University, Finland. Chief Licensing Officer Wireless Technologies, Nokia Technologies 2024–2024. Vice President, Head of IoT Licensing Program, Nokia Technologies 2022–2024. Head of Patent Licensing Greater China, Nokia Technologies 2020–2022. Director, Patent Licensing, Nokia Technologies 2018–2020. Manager, Patent Licensing, Nokia Technologies 2014–2018. Senior Legal Counsel, HERE, Nokia 2013–2014. Legal Counsel, HERE Nokia 2013–2013. Legal Counsel, Central and East Europe, Nokia 2012–2013. Legal Counsel, Central Europe, Nokia 2011–2012. Legal Counsel, MeeGo & Open Source, Nokia 2007–2011. Chief of Staff to Nokia’s President and CEO. Group Leadership Team member since 2025. Joined Nokia in 2025. MBA from the University of Houston, Texas, United States. Bachelor of Business Administration, Texas A&M University, Texas, United States. Vice President, Global Marketing - High Performance Compute & Artificial Intelligence, HPE 2023–2024. Director, Chief of Staff, HPC & AI Business Unit, HPE 2021–2023. Manager, Marketing Strategy, HPE 2019–2021. Senior Product Marketing Manager, HPE 2015– 2019. Product Marketing Manager, Neuromodulation Division, St. Jude Medical 2013–2015. Marketing Communications Coordinator, St. Jude Medical 2010–2013. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 41 Nokia in 2025

Biographical details of the current members of the Nokia Group Leadership Team continued Mikko Hautala David Heard Pallavi Mahajan Esa Niinimäki b. 1972 b. 1968 b. 1977 b. 1976 Chief Geopolitical & Government Relations Officer, and Chairman, Nokia Defense. Group Leadership Team member since 2024. Joined Nokia in 2024. Master of Social Sciences (Political history), University of Helsinki, Finland. Master of Philosophy (Slavic languages), University of Helsinki, Finland. Ambassador, Head of Mission, Embassy of Finland, Washington DC 2020–2024. Ambassador, Head of Mission, Embassy of Finland, Moscow 2016–2020. Foreign Policy Adviser to the President, Office of the President of the Republic of Finland, Helsinki 2012–2016. Minister, Deputy Head of Mission, Embassy of Finland, Moscow 2011–2012. Diplomatic Adviser to the Minister of Foreign Affairs, Ministry for Foreign Affairs, Helsinki 2007–2011. First Secretary, Permanent Representation of Finland to the EU, Brussels 2002– 2007. Attaché, Ministry for Foreign Affairs, Helsinki 2001–2002. Attaché, Embassy of Finland, Kyiv 1999–2001. Visa Officer, Embassy of Finland, Kyiv 1998–1999. Board Member Support for Finnish Society (SYT) foundation. Chairman of the Council, The John Morton Center for North American Studies, University of Turku, Finland. President of Network Infrastructure. Group Leadership Team member since 2025. Joined Nokia in 2025. Master’s degree in Management Science (Sloan), Stanford University Graduate School of Business, California, United States. Master of Business Administration (MBA), University of Dayton, Ohio, United States. Bachelor of Arts, Production & Operations Management, Ohio State University, Ohio, United States. Chief Growth Officer at Network Infrastructure, Nokia February–June 2025. Chief Executive Officer, Infinera 2020–2025. Chief Operations Officer and various senior positions, Infinera 2017–2020. Cloud Service Provider (Executive Consultant - External), Dell 2015-2016. President, Network & Service (Software) Enablement, JDSU 2010–2015. Chief Operating Officer, BigBand Networks 2007–2010. President & CEO, Somera Communications (Jabil) 2004–2006. President, Switching Systems, Tekelec (Oracle) 2003–2004. President & CEO, Santera Systems Inc. (Oracle) 2003– 2004. General Manager & Vice President Wireless, various positions, Alcatel Lucent 1996–2000. Vice President of Access, AT&T (Lucent Technologies) 1990–1996. Chief Technology and AI Officer. Group Leadership Team member since 2025. Joined Nokia in 2025. Bachelor of Technology degree in Computer Science, the National Institute of Technology Kurukshetra, India. Master degree in Science in Software Systems from Birla Institute of Technology and Science, India. Advanced Leadership Program at Stanford University Graduate School of Business, California, United States. Corporate Vice President & General Manager, Data Center and AI Group, Intel 2024–2025. Corporate Vice President & GM, Network and Edge Group, Intel 2022–2024. Vice President, Solutions Engineering & Customer Experience, High Performance Compute, Hewlett Packard Enterprise 2021–2022. Vice President, Head of Software Engineering for Compute, Hewlett Packard Enterprise 2020–2021. Vice President Engineering, Juniper Networks 2016–2019. Several senior positions, Juniper Networks 2003– 2016. Technical Lead, BayPackets 2001–2003. Research Engineer, Centre for Development of Telematics (C-DOT) 1998–2001. Chief Legal and Administrative Officer, Interim Chief People Officer and Board Secretary. Group Leadership Team member since 2023. Joined Nokia in 2007. Master of Laws, Fordham University, School of Law, New York, United States. Master of Law, University of Helsinki, Finland. Interim Chief Legal Officer, Nokia 2022– 2023. Deputy Chief Legal Officer, Vice President, Corporate Legal and Board Secretary, Nokia 2018–2023. General Counsel, Global Services, Nokia 2015– 2018. Head of Corporate Legal, Nokia Solutions and Networks and Head of Finance & Labor Legal, Nokia 2013– 2015. Senior Legal Counsel, Legal and IP, India, Middle East and Africa, Nokia 2012–2013. (Senior) Legal Counsel, Corporate Legal, Nokia 2007–2011. Group Legal Counsel, Metsä Group 2005–2007. Associate Lawyer, White & Case LLP 2003–2005. Chair of Legal Affairs Committee of the Confederation of Finnish Industries. Member of the Market Practice Board of Securities Market Association and the Policy Committee of the Directors’ Institute Finland. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 42 Nokia in 2025

Biographical details of the current members of the Nokia Group Leadership Team continued Konstanty Owczarek Raghav Sahgal Marco Wirén b. 1979 b. 1962 b. 1966 Chief Corporate Development Officer (CCDO). Group Leadership Team member since 2025. Joined Nokia in 2025. Master’s degree in Finance and Banking, University of Lodz, Poland. Bachelor’s degree in Business Administration, Emory University, Georgia, United States. Managing Partner and Founder, KJO Advisors LLC 2024–2025. Chief Strategy Officer and Chief Operating Officer, High Performance Computing, AI & Research business unit, Hewlett Packard Enterprise 2022–2024. Head of Strategy and Innovation and Head of New Markets, AIG Life, American International Group, Inc. 2020–2022. Head of Mergers & Acquisitions and Strategy, AIG Life & Retirement, American International Group, Inc. 2018–2020. Director, AIG Corporate Development, American International Group, Inc. 2015–2017. Founding Partner, Strategic Risk Capital Advisors, LLC 2009–2015. Director, Integrated Finance Ltd. (IFL) / Marakon Associates 2004–2009. Analyst, Technology, Media and Telecommunications unit, Bear Stearns & Co. 2003–2004. Chief Customer Officer. Group Leadership Team member since 2020. Joined Nokia in 2017. Master of Science in Computer Systems Management, University of Maryland, Maryland, United States. Bachelor of Science in Computer Engineering, Tulane University, Louisiana, United States. Executive Business Certificate in General Management, Harvard University, Massachusetts, United States. President of Nokia Enterprise 2020. Senior Vice President, Nokia Software 2017–2020. President, NICE Ltd. Asia Pacific and the Middle East 2010–2017. Advisory Board Member, Orga Systems 2010–2014. Vice President, Communications Business Unit, Asia Pacific & Japan, Oracle 2008–2010. Chief Business Officer, Comverse 2005–2006. Executive Vice President, Asia Pacific, CSG 2002–2005. Vice President, Software Products Group Asia Pacific, Lucent Technologies 2000– 2002. Chief Financial Officer (CFO). Group Leadership Team member since 2020. Joined Nokia in 2020. Master’s degree in Business Administration, University of Uppsala, Sweden. Studies in management and strategic leadership, including at Duke Business School, North Carolina, United States; IMD, Switzerland and Stockholm School of Economics, Sweden. President, Wärtsilä Energy and Executive Vice President, Wärtsilä Group 2018–2020. Executive Vice President and CFO, Wärtsilä Group 2013–2018. Executive Vice President and CFO, SSAB Group 2008–2013. Vice President, Business Control, SSAB Group 2007–2008. CFO, Eltel Networks 2006–2007. Vice President of Business Development, Eltel Networks 2004– 2005. Head of Service Division, Eltel Networks 2003–2004. Vice President, Corporate Development, Eltel Networks 2002–2003. Vice President, Strategy & Business Development, NCC Group 1999–2002. Head of Strategic Planning, NCC Group 1998–1999. Group Controller, NCC Group 1996–1998. Vice Chair of the Board of Directors of Neste Corporation 2019–2023 and member of the Board 2015–2023. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 43 Nokia in 2025

Risk management, internal control and internal audit functions at Nokia Risk management principles We have a systematic and structured approach to risk management. It covers strategic, operational, financial, compliance and reputational risks and opportunities, including potentially material impacts to people and the environment. The principles documented in the Nokia Enterprise Risk Management (ERM) Policy, which is approved by the Audit Committee of the Board, require risk management and its elements to be integrated into key processes: ▪ ERM is an integral part of Nokia’s objective setting and key decision making Key risks and opportunities are primarily identified against business targets either in business operations or as an integral part of strategy and financial planning. Those are monitored as part of the management and business performance information flow. Our overall risk management concept is based on managing the key risks that would prevent us from meeting our objectives, rather than focusing on eliminating all risks. ▪ ERM is a core component of Nokia’s corporate governance ERM accountability runs through the Company and is embedded into Nokia corporate governance. The Board of Directors and the Group Leadership Team are committed to effective risk management as a core management capability that supports Nokia in achieving strategic, tactical and operational business objectives and in managing business performance. ▪ Risk ownership follows business ownership Nokia ERM is aligned to the overall Nokia governance model, where Nokia’s businesses are accountable for meeting approved plans and targets as agreed within Nokia. Each business or function head is an owner of the risks in their respective responsibility area and is responsible for identifying and managing key risks and capturing opportunities. ▪ ERM is an area of continuous improvement ERM is an area of continuous improvement for Nokia. The Chief Financial Officer, who also functions as the Chief Risk Officer, provides guidance and sponsors the development of ERM practices and ERM improvement. In addition to the principles defined in the Nokia Enterprise Risk Management Policy, other key corporate level policies reflect the implementation of specific aspects of risk management. Cybersecurity risk management Nokia, along with its partners and contracted third parties, faces cybersecurity threats like ransomware, viruses, worms and other malicious software, unauthorized modifications, or illegal activities that may cause potential security risks and other harm to Nokia, its customers or consumers and other end-users of Nokia’s products and services. The dynamic nature of IT technologies, including the introduction of AI technologies, increase these risks. Cybersecurity incidents can lead to lengthy and costly incident response, remediation of the attack affecting business continuity, or breach and legal proceedings and fines imposed on Nokia, as well as adverse effects to Nokia’s reputation and brand value. Despite sustained investments, preventing, detecting and containing cyber-attacks remain challenging. Additionally, the regulatory framework around responding to and disclosing such events is in flux and we may not be able to comply with the regulations. We face a number of cybersecurity risks within our business. Although such risks have not materially affected us thus far, including our business strategy, results of operations, or financial condition, we have experienced threats to and breaches of our data and systems, including malware and computer virus attacks. We continue to address these challenges, but there is no guarantee against future attacks. Nokia has well-established cybersecurity processes built into its overall security risk management framework. This integration is achieved through the implementation of a security program set on various processes, such as cybersecurity risk management, third-party security risk management, security incident management and business continuity and disaster recovery planning. In evaluation of the effectiveness of our cybersecurity processes and their alignment with the industry best practices, we have engaged and may engage in the future with third party advisers and consultants. The Chief Security Officer, who has the authority to establish and oversee the Nokia information security program, keeps Nokia’s executive leadership informed on program outcomes and highlights information security risks which may affect Nokia business and customers. Nokia’s executive leadership provides direction and support and has the responsibility to execute the program within their own domains. Key principles are communicated through the Nokia Information Security Policy, applicable also to third parties and collaborators and supported by topical Standard Operation Procedures and guidelines. Nokia’s commitment to security is reflected in the supplier selection processes, contracts and supplier (re)assessments that are designed to ensure effective security is in place in our supply chain and with our third-party partners. We are dedicated to adhering to applicable laws, regulations, contractual commitments, and industry best practices, including but not limited to ISO 27001, NIST SP 800 series, the Cloud Security Alliance Control Matrix, and the Information Security Forum. Nokia’s cybersecurity incidents are handled in the Security Incident Management Process, which covers all phases of incident response, including preparation, identification, containment, eradication, recovery and post-incident analysis. Each confirmed cybersecurity-related incident is assessed against a classification scheme (impact on confidentiality, integrity and availability of the related asset, urgency, and priority of the security incident). Significant cybersecurity incidents are elevated and managed by a cross-functional, executive management-level team, which is responsible for making the necessary decisions and prioritizing actions that can minimize the impact of the security incident to Nokia and its customers. Members from the CFO and Legal, Compliance & Sustainability teams are responsible for determining the materiality of the security incident and promptly informing the Audit Committee of the Board. The Nokia management team for assessing and managing cybersecurity threats includes members with training and experience in security risk management, security governance, cyber resilience, security incident management, information technology, cybersecurity legal and compliance requirements and disclosures. These activities are coordinated and overseen by the Chief Security Officer, who leads the assessment of cybersecurity risks, ensures the alignment between different functions to assess and manage the risks and works with the designated risk owners through the Cyber Risk Council and the Enterprise Risk Management framework. The Chief Security Officer has extensive cybersecurity expertise, having held cybersecurity‑related roles since 2012, and holds undergraduate and post-graduate degrees in Engineering and professional certifications in cyber security management. The Cyber Risk Council includes members of our senior management Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 44 Nokia in 2025 with significant working experience in technology, cybersecurity and risk management. For an overview of the training and experience of the members of the Board and our assessment of their experience and skills related to cybersecurity, please see “Main corporate governance bodies of Nokia – Board of Directors”. Description of internal control procedures in relation to the financial reporting process Management is responsible for establishing and maintaining adequate internal control over Nokia’s financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance to management and the Board regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Management conducts a yearly assessment of Nokia’s internal controls over financial reporting in accordance with the Committee of Sponsoring Organizations framework (the “COSO framework”, 2013) and the Control Objectives for Information and Related Technology (COBIT) framework of internal controls. The assessment is performed based on a top-down risk assessment of our financial statements covering significant accounts, processes and locations, corporate-level controls and information systems’ general controls. As part of its assessment, management has documented: ▪ the corporate-level controls, which create the “tone from the top” containing the Nokia values and Code of Conduct and which provide discipline and structure to decision-making processes and ways of working. Selected items from our operational mode and governance principles are separately documented as corporate-level controls; ▪ the significant processes: (i) give a complete end-to-end view of all financial processes; (ii) identify key control points; (iii) identify involved organizations; (iv) ensure coverage for important accounts and financial statement assertions; and (v) enable internal control management within Nokia; ▪ the control activities, which consist of policies and procedures to ensure management’s directives are carried out and the related documentation is stored according to our document retention practices and local statutory requirements; and ▪ the information systems’ general controls to ensure that sufficient IT general controls, including change management, system development and computer operations, as well as access and authorizations, are in place. Further, management has also: ▪ assessed the design of the controls in place aimed at mitigating the financial reporting risks; ▪ tested operating effectiveness of all key controls; and ▪ evaluated all noted deficiencies in internal controls over financial reporting in the interim and as of year end. In 2025, Nokia has followed the procedures as described above and has reported on the progress and assessments to management and to the Audit Committee of the Board on a quarterly basis. Description of the organization of the internal audit function We have an internal audit function that examines and evaluates the adequacy and effectiveness of our system of internal control. Internal audit reports to the Audit Committee of the Board. The head of the internal audit function has direct access to the Audit Committee, without the involvement of management. The internal audit staffing levels and annual budget are approved by the Audit Committee. All authority of the internal audit function is derived from the Board. The internal audit aligns to the business by business group and function. Annually, a risk-based internal audit plan is developed taking into account key business risks, emerging risks, external factors and input from management. This plan is approved by the Audit Committee. Audits are completed across business groups and functions. The results of each audit are reported to management identifying issues, financial impact, if any, and the correcting actions to be completed. Quarterly, the internal audit function communicates the progress of the internal audit plan completion, including the results of the closed audits, to the Audit Committee. Any changes to the risk environment impacting the internal audit plan are presented to the Audit Committee for review and approval on a quarterly basis. Internal audit also works closely with Internal Controls and Ethics and Compliance offices to review any financial and compliance concerns brought to light from various channels and, where relevant, works with Enterprise Risk Management to ensure priority risk areas are reviewed through audits. Contents Business overview Corporate governance • Corporate governance statement Remuneration Board review Financial statements Other information 45 Nokia in 2025

Related party transactions

We determine and monitor related parties in accordance with the International Accounting Standards (IAS 24, Related Party Disclosures) and other applicable regulations including the applicable U.S. securities laws. We maintain information on our related parties, as well as monitor and assess related party transactions. As a main principle, all transactions should be conducted at arm's length and as part of the ordinary course of business. In exceptional cases where these principles would be deviated from, Nokia would set up a separate process to determine the related parties in question and to seek relevant approvals in accordance with internal guidelines and applicable regulations.

Main procedures relating to insider administration

Our insider administration is organized according to the applicable European Union and Finnish laws and regulations as well as applicable U.S. securities laws and regulations. In addition, Nokia has adopted the Nokia Insider Trading Policy, approved by the Board of Directors, which sets out Nokia-wide rules and practices to ensure full compliance with applicable rules and that inside information is recognized and treated in an appropriate manner and with the highest integrity. The Nokia Insider Trading Policy is applicable to all directors, executives and employees of Nokia.

Persons discharging managerial responsibilities

Nokia has identified members of the Board of Directors and the Group Leadership Team as persons discharging managerial responsibilities who, along with persons closely associated with them, are required to notify Nokia and the Finnish Financial Supervisory Authority of their transactions with Nokia's financial instruments. Nokia publishes the transaction notifications.

In addition, according to the Nokia Insider Trading Policy, persons discharging managerial responsibilities are obligated to clear a planned transaction in Nokia's financial instruments in advance with the person in charge of the insider administration. It is also recommended that trading and other transactions in Nokia's financial instruments are carried out in times when the information available to the market is as complete as possible.

Closed window

Persons discharging managerial responsibilities are subject to a closed window period of 30 calendar days preceding the disclosure of Nokia's quarterly or annual result announcements, as well as the day of the disclosure. During the closed window period, persons discharging managerial responsibilities are prohibited from dealing in Nokia's financial instruments.

Nokia has imposed this closed window period also on separately designated financial reporting persons who are recurrently involved with the preparation of Nokia's quarterly and annual results announcements. These persons are separately notified of their status as designated financial reporting persons.

Insider registers

Nokia does not maintain a permanent insider register. Insiders are identified on a case-by-case basis for specific projects and are notified of their insider status. Persons included in a project-specific insider register are prohibited from dealing in Nokia's financial instruments until the project ends or is made public.

Supervision

Our insider administration's responsibilities include, among other matters, internal communications related to insider matters and trading restrictions, setting up and maintaining our insider registers and arranging related trainings, as well as organizing and overseeing compliance with the insider rules.

Violations of the Nokia Insider Trading Policy must be reported to the head of Corporate Legal. Nokia employees may also use channels stated in the Nokia Code of Conduct for reporting incidents involving suspected violations of the Nokia Insider Trading Policy.

Auditor fees and services

Deloitte Oy, based in Helsinki, Finland, served as our auditor and our sustainability reporting assurer for the financial year ended 31 December 2025 and for the financial year ended 31 December 2024. The auditor and the sustainability reporting assurer are elected annually by our shareholders at the Annual General Meeting for the next financial year commencing after the election. On an annual basis, the Audit Committee of the Board prepares a proposal to the shareholders regarding the appointment of the auditor and the sustainability reporting assurer based upon its evaluation of the qualifications and independence of the auditor and the sustainability reporting assurer to be proposed for election.

The following table presents fees by type paid to Deloitte's network of firms for the years ended 31 December:

EURm	2025	2024
Audit fees[1]	19.5	18.5
Audit-related fees[2]	2.3	2.5
Tax fees[3]	0.4	0.2
All other fees[4]	0.3	0.1
Total	**22.5**	**21.3**

(1) Audit fees consist of fees incurred for the annual audit of the Group's consolidated financial statements and the statutory financial statements of the Group's subsidiaries.

(2) Audit-related fees consist of fees billed for sustainability reporting assurance approximately EUR 0.9 million (approximately EUR 1.4 million in 2024) as well as other assurance and related services that are reasonably related to the performance of the audit or review of the Group's financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice and assistance in connection with local statutory accounting requirements; due diligence related to mergers and acquisitions; and audit procedures in connection with investigations in the pre-litigation phase and compliance programs. They also include fees billed for other audit services, which are those services that only the independent auditor can reasonably provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies.

(3) Tax fees include fees billed for: (i) services related to tax compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; compliance reviews, advice and assistance on other indirect taxes; and transaction cost analysis; (ii) services related to tax audits; (iii) services related to individual compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying for visas, residency, work permits and tax status for expatriates); (iv) services related to technical guidance on tax matters; (v) services related to transfer pricing advice and assistance with tax clearances; and (vi) tax consultation and planning (advice on stock-based remuneration, local employer tax laws, social security laws, employment laws and compensation programs and tax implications on short-term international transfers).

(4) Other fees include fees billed for Company establishments, liquidations, forensic accounting, data security, other consulting services and reference materials and services.

46 Nokia in 2025

NOKIA

Contents

Business overview

Corporate governance

- Corporate governance statement

Remuneration

Board review

Financial statements

Other information

Remuneration This section sets out our remuneration governance, policies and how they have been implemented within Nokia. It includes our Remuneration Report where we disclose the remuneration of our Board members and the President and CEO for 2025, which will be presented to the Annual General Meeting (AGM) 2026 for an advisory vote. Shareholders have approved of our proposed amendments to the Remuneration Policy in the 2025 AGM. A summary of the Policy is set out in this section of the report and the full version of the Policy is available on our website. Other remuneration-related information provided alongside the Remuneration Report is not subject to a vote at the AGM 2026 but provides added information on the Nokia Remuneration Policy and remuneration practices applied within Nokia as well as on the remuneration of the Group Leadership Team members. We report information applicable to executive remuneration in accordance with Finnish regulatory requirements and with requirements set by the US Securities and Exchange Commission that are applicable to us. Highlights ▪ Overall performance in 2025 was solid, with net sales growth, comparable operating profit(1) and strong free cash flow(1) delivered in line with expectations, which are reflected in the incentive payouts. Disciplined execution helped offset FX headwinds, complete the Infinera acquisition, accelerate AI & Cloud orders, and strengthen the balance sheet while funding investments and dividends. ▪ Justin Hotard joined Nokia as President and CEO on 1 April 2025 at the same salary and variable pay opportunities as his predecessor and was invited to participate in a co-investment (eLTI) arrangement. In addition, he received compensation for the loss of forfeited awards on leaving his previous employer on a like-for-like basis. ▪ Justin Hotard’s 2025 short-term incentive (STI) was subject to a score of operating profit, cash release(2) , health & safety and diversity objectives and resulted in an overall STI payout of 129% of target opportunity. ▪ Pekka Lundmark stepped down from the role of Nokia President and CEO on 31 March 2025 and continued as Advisor to the new President and CEO until 31 December 2025, to ensure a smooth leadership transition. ▪ The former CEO received his base salary, benefits and incentives throughout 2025. The remaining balance of his notice period of 12 months until 9 February 2026 was paid out together with his 2025 short-term incentive. ▪ The long-term incentive (LTI) awards (performance shares) granted to Pekka Lundmark and other GLT members in 2022 fully lapsed following the end of the three-year performance period in 2025. ▪ The 2026 STI for the CEO will be subject to comparable operating profit in constant currency(2) and free cash flow(1) measures, with potential Board downward discretion on health and safety and workforce composition. ▪ The 2026 metrics for the LTI (performance shares) for Justin Hotard and the rest of the GLT will continue to be subject to a scorecard of relative Total Shareholder Return (“TSR”), cumulative reported Earnings Per Share (EPS) and greenhouse gas (GHG) emission reduction. ▪ Justin Hotard received a salary increase of approximately 6.0% in 2026, to bring his total target remuneration closer to the market level, this will remain significantly below the US benchmark primarily due to the significantly lower LTI award. Further details of all of these matters are set out in the Remuneration Report. Contents Business overview Corporate governance Corporate governance statement • Remuneration Board review Financial statements Other information 47 Nokia in 2025 (1) Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section (2) Comparable operating profit in constant currency and cash flow less comparable operating profit (i.e. cash release) are financial measures used only in calculation of short-term incentives for the President and CEO and the members of the Global Leadership Team. These measures are not used to communicate the management’s view of Nokia’s financial performance, and hence they are not considered as alternative performance measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the ”Alternative performance measures” section.

Remuneration Report 2025 Letter from the Chair of the Personnel Committee of the Board “Dear Fellow Shareholder, I am delighted to present our Remuneration Report 2025 as the Chair of the Personnel Committee of the Nokia Board.” Our remuneration philosophy At the core of Nokia’s philosophy lie two principles: ▪ pay for performance and aligning the interests of employees with shareholders; and ▪ ensure that remuneration programs and policies support the delivery of the corporate strategy and create long-term sustainable shareholder value. Shareholder support Driven by the strategic shift to expand into new business areas such as data centers, private wireless, and defense, particularly in North America, the Nokia Board of Directors proposed amendments to the Remuneration Policy (“Policy”) for approval by shareholders in the 2025 Annual General Meeting (“AGM”). In developing the proposal, engagement was undertaken with the company’s largest shareholders in November 2024 and April 2025. The Board welcomed the support received from the majority of shareholders for the amendments at the AGM, while acknowledging that a significant minority voted against the proposal. In response to this outcome, and consistent with our commitment to maintaining an open and constructive dialogue with our shareholders, further engagement was conducted with approximately 30% of our shareholders during Autumn 2025. The principal concerns raised by investors related to the introduction of restricted shares in the Policy and the perceived lack of clarity around the use of underpins. When considering the introduction of restricted shares, the Personnel Committee of the Board of Directors (“Committee”) carefully evaluated the strategic context in which Nokia operated, particularly the growing importance of the North American market and the need to remain competitive in attracting and retaining senior leadership capable of delivering our long-term objectives. The proportion of Nokia’s revenue generated in North America is expected to increase as we expand in higher-growth businesses. These areas, such as data centers, represent key drivers of the company’s future development, and as part of this strategy, Nokia completed the EUR 2.5 billion acquisition of Infinera Corporation in 2025, a US-based supplier of optical networking solutions and advanced optical semiconductors. Justin Hotard, who headed the Data Center & AI Group at Intel with more than 25 years of experience in AI and data-center markets across major US technology companies, was appointed as CEO in April 2025. Against this backdrop, the Committee concluded that the introduction of additional restricted share awards of up to 100% of base salary was necessary to position the CEO’s total remuneration closer to market levels for comparable US-based roles, to provide the retention support expected in the North American executive market and to ensure a healthy compression between the remuneration of the CEO and that of his direct reports. With the addition of restricted shares, more than two-thirds of the CEO’s total target remuneration – and nearly 90% of variable remuneration at maximum – will remain performance-based, maintaining Nokia’s commitment to pay for performance. Compensation of the new President and CEO On 10 February 2025, Nokia announced that Justin Hotard would be appointed as its new President and Chief Executive Officer from 1 April 2025. The new President and CEO’s salary and variable pay arrangement were the same as his predecessor. Hotard received his salary for the period from 1 April 2025 to the end of the financial year with a prorated STI payout over the same period of 129% of target opportunity, based on the performance of the company. He was granted LTI (performance share) award in July 2025. In addition, Justin Hotard received a one-time buy-out award of EUR 2.0 million in cash and EUR 6.0 million in restricted shares, vesting in three tranches over a period of three years, both in lieu of his forfeited unvested equity awards from the previous employer. Additionally, Justin Hotard was given compensation for repayment of previous employer’s sign-on bonus that he had to repay, of c. EUR 1.0 million. Mr. Hotard was also invited to participate in the co-investment-based long-term incentive arrangement (eLTI) , under which he invested EUR 2 821 000 in Nokia shares in June 2025. In return, he is offered two Performance Shares for each share invested as a matching award. The invested shares must be held for three years for the matching shares to vest, subject to the same performance conditions as for the 2025 LTI Performance Shares. Contents Business overview Corporate governance Corporate governance statement • Remuneration Board review Financial statements Other information 48 Nokia in 2025

This investment aligns the new President and CEO with shareholders from the start and is a sign of his commitment to Nokia. The Board has approved a 6.0% increase to Justin Hotard’s base salary as of 1 January 2026, while maintaining his target STI and performance share opportunities at their existing levels. With this increase, the President and CEO’s total target remuneration will remain below the US median benchmark. Exit arrangements for the previous President and CEO Pekka Lundmark continued to lead Nokia until 31March 2025 and remained employed during 2025 to support the transition of leadership and relationships with our key customers and stakeholders after stepping down as President and CEO. Mr. Lundmark received his base salary and incentive throughout 2025. The remaining balance of his 12-month notice period base pay and benefits until 9 February 2026 was paid out in cash in lieu of notice, together with his 2025 STI based on actual performance. He was not eligible for 2026 STI. Considering Mr. Lundmark’s retirement from operational roles and his continued work to enable a smooth leadership transition throughout 2025, on Board’s discretion, Pekka Lundmark retained his outstanding long-term incentives (performance shares 2022‒2024 and eLTI 2024). These awards will vest on normal vesting dates prorated to his service at the company until 31 December 2025 and subject to applicable performance conditions. The 2022 LTI (performance shares) was subject to the predetermined dividend adjusted share price targets and a three-year performance period which ended in January 2025. Based on the dividend adjusted share price outcome of EUR 4.88, the award lapsed in full for Pekka Lundmark and other GLT members who received the grant in 2022. STI performance outcome and payout for 2025 Justin Hotard’s 2025 STI, prorated for period worked, was subject to a scorecard of operating profit, cash release(1), health & safety and diversity objectives. Pekka Lundmark’s 2025 STI was subject to the same scorecard of measures. The comparable operating profit in constant currency(1) for 2025 was EUR 2 168 million, against the target of EUR 2 093 million. As a result, the payout for this element was 115% of target. For the cash release element (cash flow less comparable operating profit)(1) , the actual outcome was EUR -338 million, against the target of EUR -1 238 million. This resulted in a payout of 198% of target for this element. The first gender diversity metric (female percentage in workforce) achieved 22.9% for the full year, against the target of 23.9%, which resulted in a payout of 0% of target for this element. The second gender diversity metric (female percentage in leadership) achieved 17.2% for the full year, against the target of 18.2%, which resulted in a payout of 0% of target for this element. The health & safety metric of lost time injury frequency rate measures how often lost time injuries occur that directly impacts Nokia employees during the year. This metric achieved an outcome of 0.055 lost time injury frequency rate (“LTIFR”) against the target of 0.085, which resulted in a payout of 225% of target for this element. However, as a result of five fatalities within Nokia’s control during the year, the Board exercised downward discretion to reduce the payout under this element by 10%, which resulted in the final outcome of 203% for this metric. As a result, a total of 129% of target STI was payable for the financial year 2025. STI and LTI performance conditions for 2026 During 2025, the Committee also undertook a review of the performance metrics used for our STI and LTI plans and decided to make changes for 2026 to ensure our incentive plans support our strategy focused on growth and performance. Our 2026 incentive plans for the President and CEO and the rest of the GLT will follow the structure set out below. Delivering the next year’s step in the strategic plan – STI Comparable Operating Profit in Constant Currency(1) 70% Free Cash Flow(2) 30% Continued focus on profitability Achieve a strong cash position Delivering sustainable value – LTI 50% relative TSR, 40% cumulative reported EPS (adjusted for impairments and M&A), 10% GHG emission reduction (scope 1, 2 and 3) A more rounded and balanced approach reflecting performance over the long term in growing the business and in delivering shareholder value whilst working towards our 2030 goal of 50% GHG emission reduction For 2026, cash release(1) has been replaced with Free Cash Flow(2), which provides a simpler and a more transparent view of underlying cash generation. Additionally, health & safety and diversity will no longer operate as standalone metrics within the STI, as the Committee considers performance in these areas as an integral part of the day-to-day responsibilities of the President and CEO and senior leaders rather than a measure for variable remuneration. These areas remain important to the company’s long-term success, and the Committee will retain the ability to apply a downward discretion to STI outcomes where performance in these areas does not meet expectations. The STI weightings have been adjusted for 2026 to reflect this updated framework. The Committee reaffirmed the importance of a safety culture with ongoing safety programs and targets aimed at raising awareness and encouraging positive safety behaviors among subcontractors. Nokia will continue to set internal safety targets for 2026. Share ownership requirement Our President and CEO is required to hold Nokia shares equivalent to three times his annual base salary. Justin Hotard currently maintains a total shareholding (including his beneficially owned shares and unvested restricted shares) which significantly exceeds the requirement. This demonstrates his commitment to an alignment with Nokia’s long-term success and our shareholder interests. Conclusions I thank shareholders who assisted the Committee in the consultation process during 2025 and we remain committed to maintaining an open and constructive dialogue. I look forward to your continued support at our 2026 Annual General Meeting. THOMAS DANNENFELDT, CHAIR OF THE PERSONNEL COMMITTEE Contents Business overview Corporate governance Corporate governance statement • Remuneration Board review Financial statements Other information 49 Nokia in 2025 (1) Comparable operating profit in constant currency and cash flow less comparable operating profit (i.e. cash release) are financial measures used only in calculation of short-term incentives for the President and CEO and the members of the Global Leadership Team. These measures are not used to communicate the management’s view of Nokia’s financial performance, and hence they are not considered as alternative performance measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the ”Alternative performance measures” section. (2) Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section.

Introduction

This Remuneration Report of Nokia Corporation (the Report) has been approved by the Company's Board of Directors (the Board) to be presented to the Annual General Meeting 2026. The resolution of the Annual General Meeting on the Report is advisory. The Report presents the remuneration of the Board members and the President and CEO for the financial year 2025 in accordance with the Decree of the Finnish Ministry of Finance 608/2019 and the Finnish Corporate Governance Code 2025, as well as other applicable Finnish laws and regulations. The members of the Board and the President and CEO have been remunerated in accordance with our approved Remuneration Policy during the financial year 2025. No temporary or other deviations from the Policy have been made and no clawback provisions have been exercised during the financial year 2025.

In 2025, our remuneration structure promoted the Company's long-term financial success by setting the performance criteria for short-term and long-term incentives to support the Company's short-term and long-term goals, as well as through shareholding requirements set for the President and CEO, the GLT and the Board members. Aligned with Nokia's pay-for-performance remuneration principle, performance-based remuneration was emphasized over fixed base salary. The setting and application of the performance criteria for incentive programs executed the philosophy of pay-for-performance and supported the delivery of the corporate strategy as well as the creation of long-term sustainable shareholder value.

The table on the right compares the development of the remuneration of our Board of Directors, President and CEO, average employee pay and Company performance over a five-year period.

The pay-for-performance remuneration principle applied to the President and CEO, as well as the shareholding requirement of the President and CEO and the Board members, as applicable, contribute to an alignment of interests with shareholders, while also promoting and incentivizing decisions that are in the long-term interest of the Company.

Year	Aggregate remuneration of the Board of Directors (EUR)(1)	President and CEO actual remuneration (EUR)(2)	Average salaries and wages (EUR)(3)(5)	Net sales (EURm)(5)	Total shareholder return (rebased to 100 at 31 Dec 2020)(4)
2021	1 821 000	4 908 244	70 411	22 202	176.90%
2022	2 280 000	4 316 606	74 241	23 761	139.07%
2023	2 503 000	3 738 560	69 096	21 138	101.13%
2024	2 511 000	3 988 250	78 576	19 220	146.73%
2025	2 499 000	7 286 861	80 367	19 889	197.49%

(1) Aggregate total remuneration paid to the members of the Board during the financial year as annual fee and meeting fee, as applicable, and as approved by general meetings of shareholders. The value depends on the number of members elected to the Board for each term as well as on the composition of the Board committees and travel required. During the term that began from the Annual General Meeting 2021, the Board had eight members only, compared to ten members during the following terms.
(2) The President and CEO actual remuneration represents the aggregate total of the two President and CEOs in 2025.
(3) Average salaries and wages are based on average employee numbers and their total salaries and wages as reported in the Company's financial statements.
(4) Total shareholder return on last trading day of the previous year.
(5) In June 2024, Nokia classified its Submarine Networks business as a discontinued operation. The comparative amounts for 2023 and 2022 have been recast accordingly.

We also present this data graphically:

Comparative data (rebased year-end 2020 = 100)


200.00
180.00
160.00
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120.00
100.00
80.00
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40.00
20.00
0.00
2020
2021
2022
2023
2024
2025
Remuneration of the Board of Directors
CEO earned remuneration
Average salaries
Net sales
Total shareholder return

Contents
Business overview
Corporate governance
Corporate governance statement
• Remuneration
Board review
Financial statements
Other information

50 Nokia in 2025

Pay for performance Core to our remuneration philosophy is a desire to pay for performance. Each year we review overall total shareholder return compared with LTI vesting, mapping the performance of the plans against the total shareholder return curve. Looking at the performance of our long-term incentive plans against total shareholder return, there is a reasonable alignment with the performance of the plans declining as total shareholder return declines. The Board continues to actively monitor the performance of our long-term incentive plans to ensure that they deliver value for shareholders. Global peer group During 2025, the global peer group used in our remuneration benchmarking and relative TSR performance assessment was reviewed and updated so that it consists of the following 24 companies. As part of this review, Atos was removed from the peer group following material changes to its business profile, and both Juniper Networks and VMware were removed as they have delisted. ABB Infineon Technologies Adobe Kone Airbus Motorola Solutions ASML NXP Semiconductors BAE Systems Oracle Capgemini Philips Ciena SAP Cisco Systems Siemens Healthineers Corning Vodafone Group Dell Technologies Wärtsilä Ericsson Hewlett Packard Enterprise HP IBM Contents Business overview Corporate governance Corporate governance statement • Remuneration Board review Financial statements Other information 51 Nokia in 2025 Long-term incentive plan, as of 31 December TSR value (%) 100 46 29 57 53 40 12 24 Achieved Overachieved Nokia total shareholder return (“TSR”) 2015 2016 2017 2018 2019 2020 2021 2022⁽¹⁾ 2023⁽²⁾ 2024⁽²⁾ 2025⁽²⁾ 0 50 100 150 200 250 (1) 2023 LTI's performance period ended in January 2026. The vesting outcome of this award will be reported in the 2026 Remuneration Report. (2) 2024 and 2025 LTIs’ performance periods are not yet completed. Share price and total shareholder return vs long-term incentive performance

Remuneration of the Board of Directors

The shareholders resolve annually on director remuneration based on a proposal made by the Board of Directors on the recommendation of the Board's Corporate Governance and Nomination Committee.

The aggregate amount of remuneration paid to the Board members in 2025 equaled EUR 2 499 000 of which EUR 2 390 000 consisted of annual fees and the rest of meeting fees. In accordance with the resolution by the Annual General Meeting 2025, approximately 40% of the annual fee from Board and Board Committee work was paid in Nokia shares purchased from the market on behalf of the Board members following the Annual General Meeting.

The directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service on the Board.

The rest of the annual fee was paid in cash, most of which was used to cover taxes arising from the remuneration. All meeting fees were paid in cash.

It is the Company's policy that the non-executive members of the Board do not participate in any of Nokia's equity programs and do not receive performance shares, restricted shares, or any other variable remuneration for their duties as Board members. No such variable remuneration was paid since all persons acting as Board members during the financial year 2025 were non-executive.

Board remuneration for the term that began at the Annual General Meeting held on 29 April 2025 and ends at the close of the Annual General Meeting in 2026 consisted of the following fees.

Annual fee	**EUR**
Chair	440 000
Vice Chair	210 000
Member	185 000
Chair of Audit Committee	30 000
Member of Audit Committee	15 000
Chair of Personnel Committee	30 000
Member of Personnel Committee	15 000
Chair of Strategy Committee	20 000
Member of Strategy Committee	10 000
Chair of Technology Committee	20 000
Member of Technology Committee	10 000
Meeting fee[1]	**EUR**
Meeting requiring intercontinental travel	5 000
Meeting requiring continental travel	2 000

(1) Paid for a maximum of seven meetings per term.

The following table outlines the total annual remuneration paid in 2025 to the members of the Board for their services.

	Annual fees (EUR)	Meeting fees (EUR)[1]	Total remuneration paid (EUR)	60% of annual fees and all meeting fees paid in cash (EUR)	40% of annual fees paid in shares (EUR)	Number of shares (approx. 40% of the annual fee)[2]
Sari Baldauf (Chair)	465 000	10 000	475 000	289 000	186 000	41 478
Søren Skou (Vice Chair)[3]	—	2 000	2 000	2 000	—	—
Timo Ihamuotila (Vice Chair as of 29 April 2025)	220 000	9 000	229 000	141 000	88 000	19 624
Timo Ahopelto	210 000	10 000	220 000	136 000	84 000	18 732
Elizabeth Crain	220 000	12 000	232 000	144 000	88 000	19 624
Thomas Dannenfeldt	245 000	14 000	259 000	161 000	98 000	21 854
Pernille Erenbjerg (as of 29 April 2025)	200 000	—	200 000	120 000	80 000	17 840
Lisa Hook	210 000	12 000	222 000	138 000	84 000	18 732
Mike McNamara (as of 3 April 2024)	210 000	14 000	224 000	140 000	84 000	18 732
Thomas Saueressig	195 000	14 000	209 000	131 000	78 000	17 394
Carla Smits-Nusteling[3]	—	2 000	2 000	2 000	—	—
Kai Öistämö	215 000	10 000	225 000	139 000	86 000	19 178
Total	**2 390 000**	**109 000**	**2 499 000**	**1 543 000**	**956 000**	**213 188**

(1) Meeting fees include all meeting fees paid during the reported year 2025.
(2) 40% of the annual fees after deducting the applicable transfer taxes.
(3) Stepped down at the Annual General Meeting on 29 April 2025 and received no annual fees in 2025.

Contents
Business overview
Corporate governance
Corporate governance statement
• **Remuneration**
Board review
Financial statements
Other information

52 Nokia in 2025

Remuneration of the President and CEO

The following table shows the actual remuneration received by the former and current President and CEO in 2025 and 2024. As our CEO changed in the financial year 2025, both individual and aggregate figures are presented in respect of service as President and CEO for comparison purposes. The 2024 LTI figure relates to the vesting of the 2021 LTI performance shares and the 2021 eLTI matching performance shares. The 2025 LTI figure relates to the vesting of the 2022 LTI performance shares.

EUR	2025 (Combined)	Pay mix[1]	2025 (Hotard)[2]	Pay mix[1]	2025 (Lundmark)[3]	Pay mix[1]	2024	Pay mix[1]
Salary	1 410 500	38%	1 057 875	38%	352 625	38%	1 410 500	36%
Short-term incentive[4]	2 271 787	62%	1 703 840	62%	567 947	62%	1 824 834	46%
Long-term incentive[5]	—	0%	—	0%	—	0%	697 872	18%
Other remuneration[6]	3 604 574		3 584 877		19 697		55 044	
Total	**7 286 861**		**6 346 592**		**940 269**		**3 988 250**	

(1) Pay mix reflects the proportion of base salary, STI and LTI of total remuneration, excluding other remuneration.
(2) Justin Hotard's compensation is shown in respect of his service as President and CEO from 1 April 2025.
(3) Pekka Lundmark's compensation is shown in respect of his service as President and CEO to 31 March 2025. In addition, in respect of his services as an advisor between stepping down as President and CEO on 31 March 2025 and his last day of work on 31 December 2025, he received EUR 1 057 875 salary and EUR 29 523 in benefits. The remaining balance of his 12-month notice period base pay and benefits until 9 February 2026 was paid out in cash in lieu of notice, EUR 35 269, together with his 2025 STI based on actual performance, which amounted to EUR 2 271 787 for the full year. Pekka Lundmark is not eligible for 2026 STI.
(4) STI represents the amounts earned in respect of financial year 2025, but that are paid in April 2026.
(5) LTI payments to Pekka Lundmark represents his 2022 performance share award, which fully lapsed.
(6) Other compensation for Pekka Lundmark includes telephone, car, driver, tax compliance support and medical insurance. For Justin Hotard, other compensation includes a one-time buy-out award of EUR 2 000 000 in lieu of his forfeited unvested equity awards from the previous employer, compensation for repayment of previous employer's sign-on bonus that he had to repay of EUR 1 025 154, and other benefits including relocation and housing (including temporary housing), schooling fees, car, driver, telephone, medical insurance and legal fees equaling to EUR 559 723.

Pursuant to Finnish legislation, Nokia is required to make contributions to the Finnish TyEL pension arrangements in respect of the President and CEO. Such payments can be characterized as defined contribution payments. In 2025, payments to the Finnish state pension system equaled EUR 39 291 for Pekka Lundmark in respect of his service as President and CEO (EUR 310 937 in 2024) and EUR 490 275 for Justin Hotard. No supplementary pension arrangements were offered.

53 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Corporate governance statement
• **Remuneration**
Board review
Financial statements
Other information

Hire and 2025 arrangements for Justin Hotard

Justin Hotard was appointed as President and CEO from 1 April 2025. His hire arrangements are summarized below and are in accordance with the Remuneration Policy ("Policy").

Item	Action	Amount	Note
Salary	Paid monthly from 1 April 2025	EUR 1.4 m per annum, pro-rated for 2025	In line with Policy and Executive Agreement
Short-term incentive 2025	Paid at actual for 2025 and prorated for period worked during the year	EUR 1.7 m	In line with Policy and STI plan rules
Long-term incentive 2025	Performance share award vests in 2028 subject to relative TSR (50%), cumulative earnings per share (40%) and GHG emission reduction (10%)	Target EUR 2.8 m	In line with Policy and LTI plan rules
eLTI co-investment arrangement	In return for a purchase and continued holding of 2.8m EUR worth of Nokia shares, a 2:1 award of Nokia 2025 performance shares was made. These vest in 2028 subject to relative TSR (50%), cumulative earnings per share (40%) and GHG emission reduction (10%) and continued holding of the purchased shares	Target EUR 5.6 m	In line with Policy and same as arrangement provided to Pekka Lundmark, Justin Hotard was invited to participate in the eLTI co-investment arrangement. This required him to make a substantial personal investment in Nokia shares aligning his personal interests with those of shareholders from joining.
Buyout of forfeited Restricted Stock awards	To compensate for the forfeiture of awards from the previous employer, and having duly considered the structure, time horizons, value and performance conditions of those forfeited awards, the Board granted the CEO EUR 6.0 million in restricted shares, vesting in three equal tranches in 2026, 2027 and 2028, as well as a cash payment of EUR 2.0 million, which was paid upon his commencement in April 2025.	EUR 8.0 m	In line with Policy and Executive Agreement and LTI Plan rules
Compensation for repayment of previous employer's sign-on bonus	Cash in recognition of the repayment of sign-on bonus to previous employer	EUR 1.0 m	In line with Policy and Executive Agreement
Benefits	Paid from 1 April 2025	Standard Finnish benefits plus relocation support, temporary accommodation support, housing allowance, schooling allowance, and legal fees	In line with Policy and Executive Agreement

54 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Corporate governance statement
• Remuneration
Board review
Financial statements
Other information

2025 Short-term Incentive of the President and CEO

Targets for the STI are set annually at or before the start of the year (adjusted for exceptional one-off items), balancing the need to deliver value with the need to motivate and drive the performance of the Executive Team. Targets are determined for a set of strategic metrics that align with driving sustainable value for shareholders and are set in the context of market expectations and analyst consensus forecasts. For 2025, both Pekka Lundmark and Justin Hotard had a target STI opportunity of 125% of annual base salary. Their 2025 STI framework was based on a scorecard of financial and non-financial objectives. Achievements against the 2025 targets are set out in the table below. The outcomes for all metrics were calculated based on formulaic approach. For the health & safety metric, lost time injury frequency rate achieved an outcome of 225% of target. However, as a result of five subcontractor fatalities within Nokia's control during the year, the Board exercised downward discretion to reduce the payout under this element by 10%, which resulted in the final outcome of 203% for this metric.

Metric	Weight	Target	2025 performance outcome	2025 STI outcome (% of target)
Comparable operating profit in constant currency[1]	60%	EUR 2 093 m	EUR 2 168 m	115%
Cash release[1]	20%	EUR – 1 238 m	EUR – 338 m	198%
Gender diversity – women in leadership	5%	Female percentage of global leadership of 18.2%	17.2%	0%
Gender diversity – women in workforce	5%	Female percentage of global workforce 23.9%	22.9%	0%
Health & safety	10%	• Employee lost time injury frequency rate (LTIFR) of 0.085 • Fatality modifier (downward discretion in the event of fatalities, including all subcontractors)	LTIFR of 0.055 with 5 fatalities	203%
Total STI outcome	**100%**			**129%**

(1) Comparable operating profit in constant currency and cash flow less comparable operating profit (i.e. cash release) are financial measures used only in calculation of short-term incentives for the President and CEO and the members of the Global Leadership Team. These measures are not used to communicate the management's view of Nokia's financial performance, and hence they are not considered as alternative performance measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the "Alternative performance measures" section.

Accordingly, the total 2025 STI payout for Pekka Lundmark and Justin Hotard for their respective periods of service as the President and CEO during 2025 was EUR 567 947 and EUR 1 703 840, respectively. Pekka Lundmark's total STI for 2025, reflecting continued service until year-end, amounted to EUR 2 271 787.

55 Nokia in 2025

Contents
Business overview
Corporate governance
Corporate governance statement
• Remuneration
Board review
Financial statements
Other information

Long-term Incentive awards granted to the President and CEO during 2025

In 2025, Justin Hotard was granted the following LTI (performance share) awards.

Targets for our LTI performance shares are set in a similar context to the STI. The performance shares targets are set at the start of the performance period reflecting the business strategy and priorities over the three-year performance period. The performance conditions for the 2025 performance shares are based on 50% relative TSR against our global peer group[1], 40% cumulative earnings per share (EPS) and 10% GHG emission reduction targets over the three-year performance period from 2025 to 2028. During 2025, Justin Hotard was invited to participate in the co-investment eLTI, under which he invested EUR 2.8 million in Nokia shares and received two-for-one matching performance shares in return. The matching performance shares were subject to the same performance conditions as set out above. Both the LTI performance shares and eLTI matching performance shares have a three-year performance and vesting period. The targets for all metrics as well as the performance and vesting outcomes will be disclosed in the 2028 Remuneration Report.

Performance share awards[1][2]	Units awarded	Grant date face value[3] (EUR)	Grant date	Vesting
2025 LTI performance shares	608 000	2 681 280	7 July 2025	Q3 2028
2025 eLTI matching performance shares	1 218 548	5 666 248	3 June 2025	Q2 2028

(1) Global peer group consisted of 24 companies (see details under the "Global peer group" section).
(2) The maximum vesting is 200% of target if stretch performance targets are met.
(3) Grant date face value was calculated using the closing price of EUR 4.41 and EUR 4.65 on the date of grant for the 2025 performance shares and 2025 eLTI matching shares, respectively.

As part of Justin Hotard's joining arrangements as new President and CEO, he received a one-off buyout award of EUR 6.0 million in restricted shares vesting in three tranches over a period of three years, in lieu of his forfeited unvested equity from the previous employer. The value of this buyout award was determined taking account of the structure, time horizon, value and performance conditions (where applicable) of his forfeited awards from the previous employer.

Restricted share awards	Units awarded	Grant date face value (EUR)[1]	Grant date	Vesting
2025 LTI restricted shares (buyout)	1 287 600	6 438 000	1 April 2025	Q2 2026, Q2 2027, Q2 2028

(1) Grant date face value was calculated using the closing share price at the date of grant of EUR 5.00. The difference in the grant date face value and the originally agreed amount of EUR 6.0 million is due to the different share price used to calculate the number of shares to be granted using Nokia's averaging method.

Long-term Incentive awards and other equity awards vested for the President and CEO during 2025

Pekka Lundmark was granted LTI performance share award in March 2022. The award had a three-year performance period and was subject to dividend adjusted share price targets over the performance period. However, as the threshold share price was not achieved, the award lapsed in full on 6 July 2025.

Share awards vesting during the year	Units awarded	Target share price (EUR)	Share price achievement (EUR)	Vesting outcome (% of target)	Units vested	Value of vested award (EUR)
2022 LTI performance shares	543 900	6.50	4.88	0%	—	—

56 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Corporate governance statement
• **Remuneration**
Board review
Financial statements
Other information

The President and CEO's share ownership and unvested share awards

Our share ownership policy requires that the President and CEO holds a minimum of three times his or her annual base salary in Nokia shares in order to ensure alignment with shareholder interests over the long term. Justin Hotard significantly exceeds this requirement with a holding of 597%[1] well within the five-year allotted period.

Justin Hotard	Units	Value[2] (EUR)
Beneficially owned shares at 31 December 2025	609 274	3 393 656
Unvested shares under outstanding Nokia equity plans[3]	3 114 148	17 345 804
Total	**3 723 422**	**20 739 460**

(1) Shareholding of 597% of annual base salary as of 14 November 2025, using 12-month average share price. This includes all beneficially owned Nokia shares and unvested restricted shares with no performance conditions.
(2) The values are based on the closing price of a Nokia share of EUR 5.57 on Nasdaq Helsinki on 30 December 2025.
(3) The number of units represents the number of unvested awards as of 31 December 2025.

The President and CEO's termination provisions 2025

Termination by	Reason	Notice	Compensation
Nokia	Cause	None	The President and CEO is entitled to no additional remuneration and all unvested equity awards would be forfeited after termination.
Nokia	Reasons other than cause	Up to 12 months	The President and CEO is entitled to a severance payment equaling to 12 months' remuneration (including annual base salary, benefits, and target short-term incentive). Unvested equity awards would be forfeited after termination, unless the Board determines otherwise. If termination occurs within three months before, or six months after a change of control event (double trigger), the CEO is entitled to shorten his notice period to three months, he receives 12 months' remuneration and all his equity awards vest subject to performance and time proration until the expiry of the agreement.
President and CEO	Any reason	12 months	The President and CEO may terminate his service agreement at any time with 12 months' notice. The President and CEO would either continue to receive salary and benefits during the notice period or, at Nokia's discretion, a lump sum of equivalent value. Additionally, the President and CEO would be entitled to any short- or long-term incentives that would normally vest during the notice period. Any unvested equity awards would be forfeited after termination, except in the event of death, permanent disability and retirement, and unless the Board determines otherwise.
President and CEO	Nokia's material breach of the service agreement	Up to 12 months	In the event that the President and CEO terminates his service agreement based on Nokia's material breach of the service agreement, he is entitled to reduce the notice period to two months, and to receive a severance payment equaling to 12 months' remuneration including the notice period. All equity awards vest, subject to any applicable performance criteria and prorated until the expiry of the agreement.

The President and CEO is subject to a 12-month non-competition and non-solicit obligation that applies after the termination of the service agreement or the date when he is released from his obligations and responsibilities, whichever occurs earlier.

57 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Corporate governance statement
• Remuneration
Board review
Financial statements
Other information

Remuneration Policy Nokia Corporation’s Remuneration Policy, which applies to the governing bodies of the Company, i.e. the Board of Directors and the President and CEO, was approved by shareholders at the Annual General Meeting 2025, receiving 61.78% of votes in favor. This Policy remained in force and unchanged during 2025. The information below is provided as a summary for ease of reference. In addition to applying the Remuneration Policy to our President and CEO, the principles of our policy extend to the Group Leadership Team. The Board regularly monitors the effectiveness of the measures used in our incentive plans to ensure that they align with and drive the strategy of the company. The Remuneration Policy for the Board of Directors In accordance with the Remuneration Policy, the Board’s Corporate Governance and Nomination Committee periodically reviews the remuneration for the Chair and members of the Board against companies of similar size and complexity. The objective of the Corporate Governance and Nomination Committee is to enable Nokia to compete for top-of-class Board competence to maximize value creation for its shareholders. The Committee’s aim is that the Company has an efficient Board composed of international professionals representing a diverse and relevant mix of skills, experience, background and other personal qualities. Competitive Board remuneration contributes to the achievement of this target. The main structure of the Board remuneration as outlined in the Remuneration Policy is set out in the following table. Fees Fees consist of annual fees and meeting fees. Approximately 40% of the annual fee is paid in Nokia shares purchased from the market on behalf of the Board members or alternatively delivered as treasury shares held by the Company. The balance is paid in cash, most of which is typically used to cover taxes arising from the paid remuneration. Meeting fees are paid in cash. Incentives Non-executive directors are not eligible to participate in any Nokia incentive plans and do not receive performance shares, restricted shares or any other equity-based or other form of variable compensation for their duties as members of the Board. Pension Non-executive directors do not participate in any Nokia pension plans. Share ownership requirement Members of the Board shall normally retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service on the Board (the net amount received after deducting those shares needed to offset any costs relating to the acquisition of the shares, including taxes). Other Directors are compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work. These are paid in cash. Proposals of the Board of Directors to the Annual General Meeting 2026 were published on 29 January 2026. The Corporate Governance and Nomination Committee has resolved to recommend to the Board that the annual fees of Board members would remain at an unchanged level. Consequently, the Board proposes to the Annual General Meeting 2026 that the annual fees payable for a term ending at the close of the next Annual General Meeting be as follows: ▪ EUR 440 000 for the Chair of the Board; ▪ EUR 210 000 for the Vice Chair of the Board; ▪ EUR 185 000 for each other member of the Board; ▪ EUR 30 000 each for the Chairs of the Audit Committee and the Personnel Committee and EUR 20 000 for the Chairs of the Technology Committee and the Strategy Committee as an additional annual fee; and ▪ EUR 15 000 for each member of the Audit Committee and the Personnel Committee and EUR 10 000 for each member of the Technology Committee and the Strategy Committee as an additional annual fee. In addition, the Board of Directors proposes that the meeting fees for Board and Committee meetings remain at the current level. The meeting fees are based on potential travel required between the Board member’s home location and the location of a meeting and are paid for a maximum of seven meetings per term as follows: ▪ EUR 5 000 per meeting requiring intercontinental travel; and ▪ EUR 2 000 per meeting requiring intracontinental travel. Only one meeting fee is paid if the travel covered by the fee includes several meetings of the Board and its Committees. The Board also proposes that members of the Board shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Board Committee work. Contents Business overview Corporate governance Corporate governance statement • Remuneration Board review Financial statements Other information 58 Nokia in 2025

The Remuneration Policy for the President and CEO Base salary To attract and retain individuals with the requisite level of knowledge, skills and experience to lead our businesses Base salary is normally reviewed annually taking into consideration a variety of factors, including, for example, performance of the Company and the individual, remuneration of our global peer group, changes in individual responsibilities and employee salary increases. Whilst there are no performance targets attached to the payment of base salary, performance is considered as context in the annual salary review. Pension To provide retirement benefit aligned with local country practice Pension arrangements reflect the relevant market practice and may evolve year-on-year. The President and CEO may participate in the applicable pension programs available to other executives in the country of employment. Details of the actual pension arrangement will be shown in the annual Remuneration Report. In Finland, the President and CEO participates in the Finnish statutory Employee’s Pension Act (TyEL), and there is no supplementary pension plan. N/A Other benefits To provide a competitive level of benefits and to support recruitment and retention Benefits will be provided in line with local market practice in the country of employment and may evolve year-on-year. Benefits may include, for example, a company car (or cash equivalent), risk benefits (for example life and disability insurance) and employer contributions to insurance plans (for example medical insurance). Additional benefits and allowances may be offered in certain circumstances such as relocation support, expatriate allowances, and temporary living and transportation expenses aligned with Nokia’s mobility policy. The President and CEO is also eligible to participate in similar programs which may be offered to Nokia’s other employees such as the voluntary all-employee share purchase plan. N/A Short-term incentive (STI) To incentivize and reward performance against delivery of the annual business plan STI is based on performance against one-year financial and non-financial targets and normally paid in cash. Minimum payout is 0% of base salary. Target opportunity is 125% of base salary. Maximum opportunity is 281.25% of base salary. The malus and clawback conditions apply in accordance with Company clawback policies. Performance measures, weightings and targets for the selected measures are set annually by the Board to ensure they continue to support Nokia’s short-term business strategy. These measures can vary from year to year to reflect business priorities and may include a balance of financial, key operational and non-financial measures (including but not limited to strategic, customer satisfaction, employee engagement, environmental, social, governance or other sustainability-related measures). Although the performance measures and weighting may differ year to year reflecting the business priorities, in any given year, a minimum of 60% of measures will be based on financial criteria. Targets for the short-term incentives are set at the start of the year, in the context of analyst expectations and the annual plan, selecting measures that align to the delivery of Nokia’s strategy. The performance metrics and weightings are disclosed retrospectively in the annual Remuneration Report. Remuneration elements Purpose and link to strategy Operation including maximum opportunity Performance metrics Contents Business overview Corporate governance Corporate governance statement • Remuneration Board review Financial statements Other information 59 Nokia in 2025

Long-term incentive (LTI) – performance share award To reward for delivery of sustainable long-term performance, align the President and CEO’s interests with those of shareholders, and aid retention Long-term incentive awards may be made annually in performance shares, vesting normally after three years dependent on the achievement of performance conditions measured over a three-year period. Target award level is 200% of base salary at the date of grant, with maximum vesting of 400% of base salary. The malus and clawback conditions apply in accordance with Company clawback policies. Performance measures, weightings and target metrics for the selected measures are set by the Board to ensure they continue to support Nokia’s long-term business strategy and financial success. Targets are set in the context of Nokia’s long-term plans and analyst forecasts, ensuring that they are considered both achievable and sufficiently stretching. The Board may choose different measures and weightings each year based on the business plan. The measures consist of at least 60% financial and/or share price-related measures. The Performance metrics and weightings are disclosed retrospectively in the annual Remuneration Report. Long-term incentive (LTI) - restricted share award To incentivize longer-term decision making for sustainable shareholder value creation and to aid retention Restricted share awards of up to 100% of base salary may be granted, vesting after at least three years, subject to financial underpins and continued service. The malus and clawback conditions apply in accordance with Company clawback policies. Financial underpins are determined by the Board to ensure alignment with underlying company performance and shareholder experience. The Board may choose different financial underpins for each grant based on the business plan and strategic priority. Enhanced LTI (eLTI) – co-investment arrangement To further align the President and CEO’s interests with Nokia’s long-term success and shareholder interests Unlike the LTI performance share award, this is not an annual award and is only granted in exceptional circumstances. The President and CEO may be invited, at the discretion of the Board, to purchase investment shares of up to 200% of base salary, and in return, receive two matching shares for every one investment share purchased. The matching shares are delivered in the form of performance shares, typically subject to the same performance conditions as for the LTI performance share award, with a three-year performance and vesting period. The minimum vesting of the matching shares is 0% of base salary and maximum vesting is two times grant level. The malus and clawback conditions apply in accordance with Company clawback policies. The performance metrics, targets and weightings for the matching shares are typically the same as those for LTI performance shares granted in the same year. Shareholding requirement Align the President and CEO’s interests with those of shareholders and ensure any decisions made are in the long-term interest of the Company The President and CEO is required to build and maintain a shareholding equivalent to 300% of base salary, to be achieved normally within five years of appointment. N/A Remuneration elements Purpose and link to strategy Operation including maximum opportunity Performance metrics Contents Business overview Corporate governance Corporate governance statement • Remuneration Board review Financial statements Other information 60 Nokia in 2025

Pay mix and remuneration scenarios for the President and CEO Aligned with Nokia’s pay-for-performance remuneration principle, performance-based remuneration is emphasized over base salary. The chart below illustrates how the proportion of the President and CEO’s remuneration package varies at the minimum, target and maximum levels of performance. A significant proportion of remuneration is linked to performance, especially at maximum performance levels. Actual pay mix is influenced by the extent to which the performance targets set for the STI and LTI are achieved and may vary from the scenarios below. The long-term incentive vesting outcomes in the chart below ignore share price movement from grant to vest. The eLTI is not included in this analysis as it is not an annual award and is only granted in exceptional circumstances. The vesting outcome of the matching performance shares under the eLTI would be dependent, besides the performance, on the value of the investment, which could range from 0% to 200% of base salary for the President and CEO. The minimum and maximum vesting levels for the matching performance shares are provided in the above summary table of the remuneration elements. President and CEO pay mix scenarios 11%0 11% 11% 15% 32% 30% 57% Base salary Short-term incentive Long-term incentive incl. performance and restricted shares Min Target Max Share ownership requirement Nokia believes that it is desirable for its executives to own shares in Nokia to align their interests with those of shareholders and to ensure that their decisions are in the long-term interest of the Company. The President and CEO is required to own three times his or her annual base salary in Nokia shares and is given a period of five years from appointment to achieve the required level of share ownership. Malus and clawback The malus and clawback conditions apply in accordance with Company’s clawback policies to the short-term and long-term incentives for all participants, including the President and CEO. Nokia’s Executive Officer Clawback Policy is applied in the case of any erroneously awarded compensation due to restatement in the Company’s Financial Statements with a three-year lookback period, resulting in the reclaiming of amounts then-outstanding or previously paid. Additionally, under the Nokia Incentive Compensation Clawback Policy, unless the Personnel Committee otherwise decides, the recoupment of previously awarded, paid or received compensation is triggered in situations of reputational damage, willful breach of internal control procedures, gross misconduct and restatement of financial statement (clawback triggers) with a recoupment period not exceeding three years in total. Remuneration on recruitment Our policy on recruitment is to offer a remuneration package that is sufficient to attract, retain and motivate the individual with the right skills for the required role. On occasion, we may offer buy-out awards to compensate for a candidate’s forfeited awards on leaving a previous employer. Such buy-out awards would, where possible, reflect the nature of the forfeited awards in terms of delivery mechanism, time horizons, attributed expected value and performance conditions. Termination provisions In the event of a termination of employment, any payable remuneration is determined in line with legal advice regarding local legislation, country policies, contractual obligations and the rules of the applicable incentive and benefit plans. Payment in lieu of notice will not typically exceed the value of 12 months’ remuneration (including base salary, benefits, STI and pension contribution, if applicable). The treatment of equity incentive awards may depend on the circumstances of the departure. In the event of death, permanent disability or retirement, unvested awards are normally allowed to be retained. These awards will vest either on departure or at normal vesting date, subject to performance (if applicable) and time proration, unless the Board of Directors determines otherwise. Current termination provisions of the President and CEO’s service agreement are described in the Remuneration Report. Change of control arrangements, if any, are based on a double trigger structure, which means that both a specified change of control event and termination of the individual’s employment must take place for any change of control-based severance payment to materialize. Contents Business overview Corporate governance Corporate governance statement • Remuneration Board review Financial statements Other information 61 Nokia in 2025 57% 24% 100% 19%

Remuneration governance

We manage our remuneration through clearly defined processes, with well-defined governance principles, ensuring that no individual is involved in the decision making related to their own remuneration, and that there is appropriate oversight of any remuneration decision. Remuneration of the Board is annually presented to shareholders for approval at the Annual General Meeting. The Board submits its proposal to the Annual General Meeting on the recommendation of the Board's Corporate Governance and Nomination Committee, which actively considers and evaluates the appropriate level and structure of directors' remuneration. Shareholders also authorize the Board to resolve to issue shares, for example to settle Nokia's equity-based incentive plans, based on the proposal of the Board.

The Board of Directors approves, and the independent members of the Board confirm, the remuneration of the President and CEO, upon recommendation of the Personnel Committee.

The Personnel Committee consults regularly with the President and CEO and the Chief People Officer. The President and CEO has an active role in the remuneration governance and performance management processes for the GLT and the wider employee population at Nokia. However, the President and CEO or the Chief Personnel Officer are not present when their own remuneration is reviewed or discussed. This enables the Personnel Committee to be mindful of employee pay and conditions across the broader employee population.

The Committee has the power, in its sole discretion, to retain remuneration advisers to assist the Personnel Committee in evaluating executive remuneration. During 2025, the Personnel Committee engaged Alvarez & Marsal, an independent external adviser, to assist in the review and determination of executive remuneration and program design, as well as to provide insight into market trends. Willis Towers Watson was retained as a market data provider for the Committee.

The Personnel Committee Chair regularly engages with shareholders to discuss their views on our remuneration policies, programs and associated disclosures and reflects on their feedback. These insights are taken account of in the Committee's and Board's decision-making process for executive remuneration.

Work of the Personnel Committee

The Personnel Committee convened five times during 2025 with a general theme for each meeting


Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
1
2
3
4

1 Approvals & reporting
2 Philosophy & structure
3 Long-term direction & market review
4 Planning

January

- 2024 STI performance outcome
- 2025 STI and LTI metrics and target setting
- President and CEO remuneration review
- Equity plan vesting and granting during 2025
- Remuneration Report for 2024

June

- 2025 Annual General Meeting season review
- GLT remuneration review
- Culture update
- GLT succession planning

July

- Remuneration Policy review
- GLT succession planning
- Inflight LTI awards performance update
- Market practice update
- People risks including physical safety review

September

- Workforce demographics
- 2026 STI and LTI performance metrics initial discussion

December

- Preliminary review of metrics and targets for 2026 STI and LTI
- 2026 equity plan budget and allocation
- Proxy agency and shareholder consultation feedback
- Planning of Remuneration Report for 2025
- Annual GLT and CEO benchmarking
- Executive shareholding assessment
- Personnel Committee charter review

NOKIA

Contents
Business overview
Corporate governance
Corporate governance statement
• **Remuneration**
Board review
Financial statements
Other information

62 Nokia in 2025

Remuneration of the Nokia Group Leadership Team in 2025

The remuneration of the members of the GLT (excluding the President and CEO) consists of base salary, other benefits, and short-term and long-term incentives. Short-term incentive plans are based on rewarding the delivery of business performance utilizing certain, or all, of the following metrics as appropriate to the member's role: comparable operating profit in constant currency[1], cash release[1] and ESG-related measures such as health & safety.

Executives in the GLT are subject to the same remuneration policy framework as the President and CEO. This includes being subject to the malus and clawback conditions and shareholding requirements. The shareholding requirement for members of the GLT is two times their annual base salary, built within a period of five years of their appointment.

(1) Comparable operating profit in constant currency and cash flow less comparable operating profit (i.e. cash release) are financial measures used only in calculation of short-term incentives for the President and CEO and the members of the Global Leadership Team. These measures are not used to communicate the management's view of Nokia's financial performance, and hence they are not considered as alternative performance measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the "Alternative performance measures" section.

At the end of 2025, the Group Leadership Team consisted of 12 persons split between Finland, UK and the United States. For information regarding the current Group Leadership Team composition, refer to the Corporate Governance Statement.

Name	Position in 2025	Appointment date
Justin Hotard	President and CEO	1 April 2025
Louise Fisk	Chief Communications Officer (currently Chief Communications and Marketing Officer)	18 October 2024
Patrik Hammarén	President of Nokia Technologies (currently President of Technology Standards)	18 October 2024
Victoria Hanrahan	Chief of Staff to the President and CEO	16 June 2025
Mikko Hautala	Chief Geopolitical and Government Relations Officer	1 November 2024
David Heard	President of Network Infrastructure	1 July 2025
Pallavi Mahajan	Chief Technology and AI Officer	1 October 2025
Esa Niinimäki	Chief Legal Officer (currently Chief Legal and Administrative Officer) and interim Chief People Officer	25 January 2023
Konstanty Owczarek	Chief Corporate Development Officer	1 October 2025
Raghav Sahgal	President of Cloud and Network Services (currently Chief Customer Officer)	1 June 2020
Tommi Uitto	President of Mobile Networks	31 January 2019
Marco Wirén	Chief Financial Officer	1 September 2020

Remuneration of the Group Leadership Team members in 2025

Remuneration of the Group Leadership Team (excluding the President and CEO) in 2024 and 2025, in the aggregate, was as follows:

EURm[1]	2025	2024
Salary, short-term incentives and other compensation[2]	14.3	11.3
Long-term incentives[3]	3.1	3.9
Total	**17.4**	**15.2**

(1) The values represent each member's time on the Group Leadership Team.
(2) Short-term incentives represent amounts earned in respect of 2025 performance. Other compensation includes mobility-related payments, local benefits and pension costs.
(3) The amounts represent the equity awards that vested in 2025 and 2024.

The members of the Group Leadership Team (excluding the President and CEO) were awarded the following equity awards under the Nokia equity program in 2025:

Award	Units awarded[1]	Grant date fair value (EUR)	Grant date	Vesting
Performance share award[2]	2 552 690	11 289 683	7 July 2025, 13 October 2025	Q3 & Q4 2028
Restricted share award[3]	1 957 270	8 663 881	7 July 2025, 13 October 2025	Q3 & Q4 2026, Q3 & Q4 2027, Q3 & Q4 2028

(1) Includes units awarded to persons who were Group Leadership Team members during 2025.
(2) The 2025 performance shares have a three-year performance period based on 50% relative total shareholder return, 40% three-year cumulative EPS and 10% GHG emission reduction scope 1, 2 and 3 targets. The maximum payout is 200% of target subject to maximum performance against the performance criteria. Vesting is subject to continued employment.
(3) Vesting of each tranche of the restricted share awards is conditional on continued employment.

Contents
Business overview
Corporate governance
Corporate governance statement
• **Remuneration**
Board review
Financial statements
Other information

63 Nokia in 2025

Unvested equity awards held by the Group Leadership Team, including the President and CEO

The following table sets forth the potential aggregate ownership interest through the holding of equity-based long-term incentives of the Group Leadership Team in office, including the President and CEO, at 31 December 2025:

	Shares receivable through performance shares at grant	Shares receivable through performance shares at maximum[4]	Shares receivable through restricted shares
Number of equity awards held by the Group Leadership Team[1]	7 659 499	15 307 998	6 545 123
% of the outstanding shares[2]	0.14%	0.27%	0.12%
% of the total outstanding equity incentives (per instrument)[3]	19.25%	20.09%	4.67%

(1) Includes the 12 members of the Group Leadership Team in office at 31 December 2025.
(2) The percentages are calculated in relation to the outstanding number of shares and total voting rights of Nokia at 31 December 2025, excluding shares held by the Nokia Group. No member of the Group Leadership Team owned more than 1% of the outstanding Nokia shares.
(3) The percentages are calculated in relation to the total outstanding equity incentives per instrument.
(4) At maximum performance, under the performance share plans outstanding at 31 December 2025, the payout would be 200% and the table reflects this potential maximum payout.

Employee Share Purchase Plan

All eligible Nokia employees, including the President and CEO and our GLT members, can participate in the Employee Share Purchase Plan, by making contributions from their monthly net salaries (up to a cap) to purchase Nokia shares at market value. Participants will receive one matching share for every two purchased shares they still hold at the end of the applicable annual plan cycle. Until the matching shares are delivered, the participants have no shareholder rights, such as voting or dividend rights associated with the matching shares.

64 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Corporate governance statement
• **Remuneration**
Board review
Financial statements
Other information

Business description 66 Board’s review 2025 67 Selected financial data 68 Operating and financial review 69 Results of operations 69 Results of segments 73 Network Infrastructure 73 Cloud and Network Services 74 Mobile Networks 75 Nokia Technologies 76 Group Common and Other 77 Liquidity and capital resources 78 Financial position 78 Cash flow 78 Financial assets and debt 79 Venture fund investments and commitments 80 Treasury policy 80 Foreign exchange impact 80 Sustainability Statement 81 Nokia’s sustainability in 2025 82 Nokia’s sustainability strategy 83 Introduction 84 General information 85 Environmental information 109 Social information 143 Governance information 167 Appendix to the Sustainability Statement 176 Shares and shareholders 183 Share details 183 Shareholders 186 Articles of Association 187 Risk factors 189 Significant subsequent events 193 Key ratios 194 Alternative performance measures 195 65 Nokia in 2025

Business description Nokia Corporation is a public limited liability company incorporated and domiciled in Helsinki, Finland. Nokia Corporation is the parent company (Parent Company or Parent) for all its subsidiaries (Nokia or the Group). Nokia is a global leader in connectivity for the AI era, providing the critical network infrastructure the world relies on. Every day, we’re powering our customers – Telecommunication Providers, AI & Cloud and Mission Critical Enterprise & Defense – with advanced connectivity across fixed, mobile, and transport networks, delivering the performance and security they need to meet the demands of an AI-enabled future. The shares of Nokia Corporation are listed on the Nasdaq Helsinki Stock Exchange and the New York Stock Exchange. In 2025, Nokia Corporation also maintained a listing on the Euronext Paris Stock Exchange but decided to apply for delisting in November 2025. The final day of trading of Nokia’s shares on Euronext Paris was 30 December 2025. Contents Business overview Corporate governance Board review • Business description Board’s review 2025 Selected financial data Operating and financial review Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 66 Nokia in 2025

Board’s review 2025 Significant geopolitical and macroeconomic challenges persisted in 2025. Inflation remained elevated although normalized gradually, tariffs led to uncertainty in supply chains, and AI’s emergence as a driver for value creation continued. The unpredictability of parts of the business environment highlights the importance of agility, clear priorities and disciplined execution across Nokia. On February 10, 2025, the Board of Directors appointed Justin Hotard as President and CEO of Nokia. He started in his new role on April 1, 2025. Justin has a strong track record of accelerating growth in technology companies along with vast expertise in AI and data center markets, which are critical areas for Nokia’s future growth. The Board wants to thank Justin’s predecessor, Pekka Lundmark, for his significant contribution to Nokia. Throughout the year Nokia continued to invest in its technology leadership and co-innovation. It invested EUR 4.9 billion in R&D, strengthening its technology leadership and its ability to serve and co-innovate with customers. In 2025, Nokia also took important steps to reposition itself to lead in the AI-driven transformation of networks and capture the value of the AI supercycle. In February, Nokia closed the acquisition of Infinera, strengthening its technology leadership, customer base, market position and supply chain resilience. In November, at its Capital Markets Day, Nokia announced its new strategy and simplified its operating model into two primary operating segments of Network Infrastructure and Mobile Infrastructure. This reorganization took effect as of 1 January 2026. Nokia also launched a new long-term financial target, strategic KPIs and changes to its Group Leadership Team. Seizing the opportunities of broad AI adoption Nokia believes AI is a long-term structural shift that is expanding the role of networks as intelligence moves beyond data centers into real-world systems. Networks will require performance, security and reliability to support everything from large language models to intelligent agents, augmented reality devices and autonomous robots. Nokia’s focus is to deliver trusted AI-native networks, enabling broad AI adoption, supporting increased productivity and delivering sustainable growth over time. In 2025, Nokia made further progress in key technology domains. These include AI RAN, demonstrated by the strategic partnership with NVIDIA in October, which will accelerate the development and deployment of next generation AI-native mobile networks and AI networking infrastructure. In addition, Nokia announced new products such as ‘pluggable’ optical transceivers, which reduce networking cost and complexity while increasing networking flexibility. Nokia also continued to strengthen its intellectual property and patent portfolio, the fair licensing of which drives innovation not only for Nokia but across the entire technology ecosystem. In September Nokia opened a new state-of-the-art R&D and manufacturing campus in Oulu, Finland, which will deliver next-generation mobile networks built for AI. Elsewhere the unique Nokia Bell Labs, which celebrated its centenary in 2025, continued its work on innovation in areas including 6G, AI, quantum and space communications. The Board believes that Nokia’s continued investments in technology innovation will be crucial in seizing the opportunities that the AI era is creating. The Board’s work in 2025 The 2025 Annual General Meeting (AGM) took place in Helsinki on 29 April 2025. We were delighted that approximately 107 000 shareholders, representing approximately 3 304 million shares and approximately 59% of all shares and votes, were represented at the meeting. The AGM approved all the proposals of the Board and elected 10 members to the Board, including two new members: Pernille Erenbjerg and Timo Ihamuotila. During 2025 the Board held 23 meetings, 14 of which were in-person or via videoconferencing. The five committees of the Board – Audit, Corporate Governance and Nomination, Personnel, Strategy and Technology – were effective in supporting the Board’s work during the year, with a total of 29 meetings held. The Corporate Governance and Nomination Committee continued to work on the succession planning and renewal of the Board. Changes in the Board’s composition In January 2026, Sari Baldauf informed the Board that she will step down from Nokia’s Board of Directors at the 2026 AGM. Baldauf has served as a Board member since 2018 and Chair since 2020, and the Board wishes to put on record their appreciation for her significant contribution to Nokia. Following a succession planning process, the Board’s Corporate Governance and Nomination Committee proposes the Vice Chair, Timo Ihamuotila, to be elected as the new Chair and Thomas Saueressig be elected as Vice Chair, subject to their re-election to the Board by the AGM. In addition, the proposal to the 2026 AGM includes one new Board member candidate: Meredith Whittaker. Finally, the Board would like to thank everyone in Team Nokia for their disciplined execution in 2025’s demanding operating environment, which was achieved while also laying the foundations for long-term value creation. Contents Business overview Corporate governance Board review Business description • Board’s review 2025 Selected financial data Operating and financial review Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 67 Nokia in 2025

Selected financial data

The below table presents selected financial and other measures for the Nokia Group as of and for the financial years ended on 31 December 2025, 2024 and 2023. The information has been derived from Nokia's consolidated financial statements prepared in accordance with IFRS Accounting Standards.

EURm (except for percentage and personnel data)	2025	2024	2023
From the consolidated income statement			
Net sales	19 889	19 220	21 138
Operating profit[1]	885	1 970	1 733
% of net sales	4.4%	10.2%	8.2%
Profit before tax	915	2 091	1 469
Profit from continuing operations	638	1 711	649
Profit/(loss) from discontinued operations	22	(427)	30
Profit for the year	660	1 284	679
From the consolidated statement of financial position			
Non-current assets	21 805	21 162	21 694
Current assets	15 792	17 987	18 087
Assets held for sale	—	—	79
Total assets	37 597	39 149	39 860
Total shareholders' equity	20 967	20 657	20 537
Non-controlling interests	91	90	91
Total equity	21 058	20 747	20 628
Interest-bearing liabilities[2]	3 413	3 887	4 191
Lease liabilities[2]	1 000	863	997
Provisions[2]	1 416	1 228	1 262
Other liabilities[2]	10 710	12 424	12 782
Total shareholders' equity and liabilities	37 597	39 149	39 860
Other information			
Research and development expenses[3]	(4 855)	(4 512)	(4 277)
% of net sales	(24.4)%	(23.5)%	(20.2)%
Capital expenditure[4]	(606)	(472)	(652)
% of net sales	(3.0)%	(2.5)%	(3.1)%
Personnel expenses[3]	7 831	7 563	7 294
Average number of employees[3]	78 005	78 434	84 795
Order backlog, EUR billion[5]	19.5	20.0	22.0

EURm (except for percentage and personnel data)	2025	2024	2023
Key financial indicators and ratios			
Earnings per share attributable to equity holders of the parent			
Basic earnings per share, EUR			
Continuing operations	0.12	0.31	0.11
Profit for the year	0.12	0.23	0.12
Diluted earnings per share, EUR			
Continuing operations	0.11	0.31	0.11
Profit for the year	0.12	0.23	0.12
Proposed dividend per share, EUR[6]	0.14	0.14	0.13
Return on capital employed %[4]	4.3%	9.3%	6.6%
Return on shareholders' equity %[4]	3.1%	6.2%	3.2%
Equity ratio %[4]	56.0%	53.0%	51.8%
Net debt to equity (gearing) %[4]	(16.0)%	(23.4)%	(21.0)%
Cash and cash equivalents	5 462	6 623	6 234
Total cash and interest-bearing financial investments[4]	6 791	8 741	8 514
Net cash and interest-bearing financial investments[4]	3 378	4 854	4 323
Net cash flows from operating activities	2 071	2 493	1 317
Free cash flow[4]	1 465	2 021	665

(1) In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and 2023 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies in the consolidated financial statements.
(2) Includes both current and non-current liabilities in the consolidated statement of financial position.
(3) Presented for continuing operations.
(4) Non-IFRS measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the "Alternative performance measures" section.
(5) Order backlog includes EUR 1.7 billion in 2023 related to discontinued operations sold in 2024.
(6) The Board of Directors proposes to the Annual General Meeting 2026 to be authorized to decide in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.

68 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
• Selected financial data
Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Operating and financial review

The financial information included in this "Operating and financial review" section as of and for the years ended 31 December 2025 and 2024 has been derived from, and should be read in conjunction with, Nokia's consolidated financial statements included in this report.

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, a San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, became part of the Nokia group effective as of the closing, with Nokia holding 100% of its equity and voting rights. The acquisition is expected to significantly improve Nokia's scale and profitability in optical networks, and accelerate Nokia's growth strategy in data centers and strengthen its presence both in North America and with hyperscalers. Nokia is reporting the acquired business as part of its Network Infrastructure segment. For more information, refer to Note 6.2. Acquisitions in the consolidated financial statements.

In 2025, Nokia completed a strategic review of its venture fund investment activities. As a result, Nokia no longer views broad-based venture fund investments as having a strategic role and has initiated a process to scale down these investments. Consequently, the presentation of the results of venture fund investments as operating activities is no longer considered relevant, and therefore Nokia is presenting the gains and losses from venture fund investments, including the changes in fair value and the fund management fees, as financial income. For the segment reporting purposes, the results of venture fund investments had previously been included in the operating results of Group Common and Other. The comparative financial information has been recast accordingly. As a result of the recast, in 2024, selling, general and administrative costs decreased by EUR 18 million, other operating income decreased by EUR 47 million and financial income increased by EUR 29 million.

Results of operations

Nokia Group

The following table sets forth the segment operating results and the percentage of net sales for the years indicated.

For the year ended 31 December 2025 compared to the year ended 31 December 2024

	2025		2024		
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	**19 889**	**100.0%**	**19 220**	**100.0%**	**3%**
Cost of sales	(11 230)	(56.5)%	(10 356)	(53.9)%	8%
Gross profit	**8 659**	**43.5%**	**8 864**	**46.1%**	**(2)%**
Research and development expenses	(4 855)	(24.4)%	(4 512)	(23.5)%	8%
Selling, general and administrative expenses[1]	(3 073)	(15.5)%	(2 872)	(14.9)%	7%
Other operating income and expenses[1]	154	0.8%	490	2.5%	(69)%
Operating profit[1]	**885**	**4.4%**	**1 970**	**10.2%**	**(55)%**
Share of results of associated companies and joint ventures	19	0.1%	7	0.0%	171%
Financial income and expenses[1]	11	0.1%	114	0.6%	(90)%
Profit before tax	**915**	**4.6%**	**2 091**	**10.9%**	**(56)%**
Income tax expense	(277)	(1.4)%	(380)	(2.0)%	(27)%
Profit from continuing operations	**638**	**3.2%**	**1 711**	**8.9%**	**(63)%**
Profit/(loss) from discontinued operations	22	0.1%	(427)	(2.2)%	(105)%
Profit for the year	**660**	**3.3%**	**1 284**	**6.7%**	**(49)%**
Attributable to:					
Equity holders of the parent	651	3.3%	1 277	6.6%	(49)%
Non-controlling interests	9	0.0%	7	0.0%	29%

(1) In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies in the consolidated financial statements.

69 Nokia in 2025

NOKIA

Contents

Business overview

Corporate governance

Board review

- Business description
- Board's review 2025
- Selected financial data
- • Operating and financial review
- Sustainability Statement
- Shares and shareholders
- Articles of Association
- Risk factors
- Significant subsequent events
- Key ratios
- Alternative performance measures

Financial statements

Other information

Net sales

Net sales in 2025 were EUR 19 889 million, an increase of EUR 669 million, or 3%, compared to EUR 19 220 million in 2024. The acquisition of Infinera contributed EUR 1 258 million to net sales and changes in foreign exchange rates had a negative impact on net sales of approximately 4%. Beyond these impacts, the net sales increase was driven by a strong performance in Network Infrastructure, particularly in Optical Networks with strong demand trends among AI & Cloud customers.

The following table sets forth distribution of net sales by region for the years indicated.

EURm	2025	2024	Change %
Americas	**6 985**	**6 276**	**11%**
Latin America	784	895	(12)%
North America	6 201	5 381	15%
APAC	**4 639**	**4 549**	**2%**
Greater China	913	1 134	(19)%
India	1 534	1 373	12%
Rest of APAC	2 192	2 042	7%
EMEA	**8 265**	**8 395**	**(2)%**
Europe[1]	6 165	6 362	(3)%
Middle East & Africa	2 100	2 033	3%
Total	**19 889**	**19 220**	**3%**

(1) All Nokia Technologies IPR and licensing net sales are allocated to Finland.

The following table sets forth distribution of net sales by customer type for the years indicated.

EURm	2025	2024	Change %
Telecom providers	15 313	15 085	2%
AI & Cloud and Mission Critical Enterprise & Defense	3 085	2 180	42%
Licensees	1 501	1 928	(22)%
Other[1]	(10)	27	(137)%
Total	**19 889**	**19 220**	**3%**

(1) In 2025, includes eliminations of inter-segment revenues, unallocated items and certain other items. In 2024, includes net sales of Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from telecom providers and AI & Cloud and Mission Critical Enterprise & Defense.

Gross profit

Gross profit in 2025 was EUR 8 659 million, a decrease of EUR 205 million, or 2%, compared to EUR 8 864 million in 2024. The decrease in gross profit was primarily related to a reduction in the profit contribution from Nokia Technologies which benefited from more than EUR 400 million of one-time catch up net sales in 2024 and to lesser extent attributable to acquisition related charges of the Infinera acquisition and a provision for a contractual claim. This was partly offset by the increase in gross profit related to the Infinera acquisition. Gross profit in 2025 also reflected relatively stable restructuring and associated charges, which amounted to EUR 148 million in 2025, compared to EUR 155 million in 2024. Gross margin in 2025 was 43.5%, compared to 46.1% in 2024 due to these same factors.

Operating expenses

Research and development expenses in 2025 were EUR 4 855 million, an increase of EUR 343 million, or 8%, compared to EUR 4 512 million in 2024. Research and development expenses represented 24.4% of the net sales in 2025 compared to 23.5% in 2024. The increase in research and development expenses was primarily related to the acquisition of Infinera and higher investment in Network Infrastructure which offset cost savings elsewhere in the business. Research and development expenses in 2025 contained similar levels of restructuring and associated charges, which amounted to EUR 137 million in 2025, compared to EUR 135 million in 2024.

Selling, general and administrative expenses in 2025 were EUR 3 073 million, an increase of EUR 201 million compared to EUR 2 872 million in 2024. Selling, general and administrative expenses represented 15.5% of the net sales in 2025 compared to 14.9% in 2024. The increase in selling, general and administrative expenses was driven by higher costs associated with the acquisition of Infinera. This was somewhat offset by ongoing cost savings actions. 2025 included restructuring and associated charges of EUR 191 million, compared to EUR 145 million in 2024. In 2025, selling, general and administrative expenses included amortization and depreciation of acquired intangible assets and property, plant and equipment of EUR 358 million, compared to EUR 294 million in 2024.

Other operating income and expenses in 2025 were a net income of EUR 154 million, a decrease of EUR 336 million, compared to a net income of EUR 490 million in 2024. The decrease in other operating income and expenses was primarily driven by the absence of a gain on sale of TD Tech and a gain on sale of the Device Management and Service Management Platform businesses of EUR 191 million and EUR 68 million, respectively, that benefited 2024. In addition, the reversals of expected credit losses on trade receivables reduced by EUR 77 million and gains on sale of property, plant and equipment decreased by EUR 73 million, compared to 2024. The decrease in other operating income and expenses was partially offset by the impact of hedging which was positive EUR 81 million in 2025, compared to a positive impact of EUR 23 million in 2024.

70 Nokia in 2025

NOKIA

Contents

Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
• Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Operating profit Operating profit in 2025 was EUR 885 million, a decrease of EUR 1 085 million, compared to an operating profit of EUR 1 970 million in 2024. The decrease in operating profit was due to lower gross profit as described above, and the net negative fluctuation in other operating income and expenses, in addition to which research and development expenses and selling, general and administrative expenses were higher related to the Infinera acquisition. Operating margin in 2025 was 4.4%, compared to 10.2% in 2024. Financial income and expenses Financial income and expenses were a net income of EUR 11 million in 2025, a negative fluctuation of EUR 103 million, compared to a net income of EUR 114 million in 2024. The net negative fluctuation in financial income and expenses mainly resulted from decrease in interest income on financial investments of EUR 135 million and net negative fluctuation in the results of venture fund investments of EUR 95 million partly offset by decrease in interest expense on interest-bearing liabilities of EUR 68 million. Profit before tax Profit before tax in 2025 was EUR 915 million, a decrease of EUR 1 176 million, compared to EUR 2 091 million in 2024. Income tax Income taxes were a net expense of EUR 277 million in 2025, a net positive fluctuation of EUR 103 million compared to a net expense of EUR 380 million in 2024. The positive fluctuation in net income taxes was primarily attributable to decrease in the profit before tax year-over-year, and to lesser extent to the change in geographical sales and profit mix. For more details on these items, please refer to Note 2.5. Income taxes in the consolidated financial statements. Profit from continuing operations Profit from continuing operations in 2025 was EUR 638 million, a decrease of EUR 1 073 million, compared to a profit of EUR 1 711 million in 2024. The change was due to the lower operating profit and the net negative fluctuation in financial income and expenses, partially offset by the lower income tax expenses. EPS from continuing operations in 2025 was EUR 0.12 (basic) and EUR 0.11 (diluted) compared to EUR 0.31 (basic) and EUR 0.31 (diluted) in 2024. Profit/loss from discontinued operations Profit from discontinued operations in 2025 was EUR 22 million, a change of EUR 449 million, compared to a loss of EUR 427 million in 2024. For discussion of results on discontinued operations, refer to Discontinued operations section below. Profit for the year Profit for the year in 2025 was EUR 660 million, a decrease of EUR 624 million, compared to a profit of EUR 1 284 million in 2024. The change in profit for the year was primarily due to the lower profit from continuing operations. EPS in 2025 was EUR 0.12 (basic) and EUR 0.12 (diluted) compared to EUR 0.23 (basic) and EUR 0.23 (diluted) in 2024. Order backlog At 31 December 2025, the order backlog amounted to EUR 19.5 billion compared to EUR 20.0 billion at 31 December 2024. The slight decline in order backlog year-on-year primarily related to changes in foreign exchange rates as a significant portion of Nokia’s orders are in US Dollars. Nokia Technologies backlog declined due to its normal contract cycle as Nokia recognises revenue over time from multi-year contracts. Backlog increased in Network Infrastructure and Mobile Networks and decreased in Cloud and Network Services. Management has estimated that the order backlog will be recognized as revenue as follows: 2025 2024 Within 1 year 57% 53% 2-3 years 28% 27% More than 3 years 15% 20% Total 100% 100% Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data • Operating and financial review Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 71 Nokia in 2025

Cost savings program

On 19 October 2023, Nokia announced actions being taken across segments to address the challenging market environment that the company faced. The company will reduce its cost base and increase operational efficiency while protecting its R&D capacity and commitment to technology leadership. Nokia targets to lower its cost base on a gross basis (i.e. before inflation) by between EUR 800 million and EUR 1 200 million by the end of 2026 compared to 2023, assuming on-target variable pay in both periods. This represents a 10-15% reduction in personnel expenses. The program is expected to lead to a 72 000–77 000 employee organization compared to the 86 000 employees Nokia had when the program was announced. The headcount figures represent the originally planned headcount targets and do not take into consideration the completed divestment of Submarine Networks or planned divestments or acquisitions.

Actual headcount at 31 December 2024 was 75 600. The plan does not reflect the additional headcount coming from the acquisition of Infinera which was completed in Q1 2025. The headcount at 31 December 2025 would have been 74 100 had Nokia not acquired Infinera.

The program is expected to deliver savings on a net basis but the magnitude will depend on inflation. The cost savings are expected to primarily be achieved in Mobile Networks, Cloud and Network Services and Nokia's corporate functions. One-time restructuring charges and cash outflows of the program are expected to be similar to the annual cost savings achieved.

The current plan envisages achieving gross cost savings of EUR 1 200 million within the 2024–2026 program although this remains subject to change depending on the evolution of end market demand. This includes the expected gross cost savings along with the associated restructuring charges and cash outflows for the program. Nokia expects approximately 70% of the savings to be achieved within operating expenses and 30% within cost of sales. By segments, approximately 50-60% of the savings are expected to be achieved within Mobile Networks, 30% within Cloud and Network Services and the remaining 10-20% between Network Infrastructure and corporate center.

Discontinued operations

For the year ended 31 December 2025 compared to the year ended 31 December 2024

The following table sets forth the results for discontinued operations, and the percentage of net sales for the years indicated. On 27 June 2024, Nokia announced it had entered into a put option agreement to sell its wholly owned subsidiary Alcatel Submarine Networks (ASN) to the French State. As a result, Nokia classified the Submarine Networks business as a discontinued operation and recast the comparative amounts accordingly. The sale was completed on 31 December 2024.

	2025		2024		
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	**—**	**100.0%**	**1 059**	**100.0%**	**(100)%**
Expenses	—	0.0%	(989)	(93.4)%	(100)%
Operating profit	**—**	**0.0%**	**70**	**6.6%**	**(100)%**
Financial income and expenses	—	0.0%	(7)	(0.7)%	(100)%
Impairment loss recognized on the remeasurement to fair value less costs to sell	—	0.0%	(514)	(48.5)%	(100)%
Gain on sale	22	0.0%	29	2.7%	(24)%
Profit/(loss) from discontinued operations before tax	**22**	**0.0%**	**(422)**	**(39.8)%**	**(105)%**
Income tax expense	—	0.0%	(5)	(0.5)%	(100)%
Profit/(loss) from discontinued operations[(1)]	**22**	**0.0%**	**(427)**	**(40.3)%**	**(105)%**

(1) Profit/loss from discontinued operations is attributable to the equity holders of the parent in its entirety.

Considering Nokia had completed the sale of ASN by the end of 2024, Nokia had no functioning discontinued operations during 2025. The only impact to Nokia's financial performance in 2025 from discontinued operations was a EUR 22 million gain on sale which relates to positive post-closing purchase price adjustments and an earn-out mechanism related to ASN's financial performance during 2025 exceeding the targets.

72 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
• Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Results of segments

During 2025, Nokia had four operating and reportable segments for financial reporting purposes: (1) Network Infrastructure, (2) Cloud and Network Services, (3) Mobile Networks and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. The amounts presented in this "Results of segments" section for each reportable segment and Group Common and Other represent the amounts reported to the management for the purpose of assessing performance and making decisions about resource allocation. Certain costs and revenue adjustments are not allocated to the segments for this purpose. For more information on Nokia's operational and reporting structure as well as the reconciliation of reportable segment measures to those of the Nokia Group, refer to Note 2.2. Segment information, in the consolidated financial statements.

Network Infrastructure

For the year ended 31 December 2025 compared to the year ended 31 December 2024

The following table sets forth the segment operating results and the percentage of net sales for the years indicated.

	2025		2024		
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales[(1)]	**7 986**	**100.0%**	**6 518**	**100.0%**	**23%**
Cost of sales	(4 700)	(58.9)%	(3 781)	(58.0)%	24%
Gross profit	**3 286**	**41.1%**	**2 737**	**42.0%**	**20%**
Research and development expenses	(1 536)	(19.2)%	(1 207)	(18.5)%	27%
Selling, general and administrative expenses	(985)	(12.3)%	(815)	(12.5)%	21%
Other operating income and expenses	15	0.2%	46	0.7%	(67)%
Operating profit	**780**	**9.8%**	**761**	**11.7%**	**2%**

(1) In 2025, net sales include Optical Networks net sales of EUR 3 019 million, IP Networks net sales of EUR 2 594 million and Fixed Networks net sales of EUR 2 373 million. In 2024, net sales include Optical Networks net sales of EUR 1 636 million, IP Networks net sales of EUR 2 583 million and Fixed Networks net sales of EUR 2 299 million.

Net sales

Network Infrastructure net sales in 2025 were EUR 7 986 million, an increase of EUR 1 468 million, or 23%, compared to EUR 6 518 million in 2024. The acquisition of Infinera at the end of February contributed EUR 1 273 million in net sales growth. Nokia saw growth on an organic basis in all three of the units within Network Infrastructure while foreign exchange rate fluctuations had an approximately 4% negative impact on net sales for Network Infrastructure.

Optical Networks net sales were EUR 3 019 million in 2025, an increase of EUR 1 383 million, or 85%, compared to EUR 1 636 million in 2024. The acquisition of Infinera at the end of February contributed EUR 1 273 million in net sales growth. Foreign exchange rate fluctuations had an approximately 5% negative impact on net sales. Demand increased from AI & Cloud and Mission Critical Enterprise & Defense customers while demand from telecom providers remained largely stable.

IP Networks net sales were EUR 2 594 million in 2025, an increase of EUR 11 million compared to EUR 2 583 million in 2024. Foreign exchange rate fluctuations had an approximately 5% negative impact on net sales. Net sales in IP Networks increased in 2025, as growth in sales to AI & Cloud and Mission Critical Enterprise & Defense offset a slight decline in sales to telecom providers.

Fixed Networks net sales were EUR 2 373 million in 2025, an increase of EUR 74 million, or 3%, compared to EUR 2 299 million in 2024. Foreign exchange rate fluctuations had an approximately 4% negative impact on net sales. The increase in Fixed Networks net sales reflected growth in the fiber product families and fixed wireless access, offsetting some declines in product areas that are being deprioritized such as Site Implementation and Outside Plant.

The following table sets forth distribution of net sales by region for the years indicated.

EURm	2025	2024	Change %
Americas	3 688	2 726	35%
APAC	1 648	1 426	16%
EMEA	2 650	2 366	12%
Total	**7 986**	**6 518**	**23%**

Gross profit

Network Infrastructure gross profit in 2025 was EUR 3 286 million, an increase of EUR 549 million, or 20%, compared to EUR 2 737 million in 2024. Network Infrastructure gross margin in 2025 was 41.1%, compared to 42.0% in 2024. Gross profit increased primarily related to the acquisition of Infinera. Gross margin declined, reflecting changes in product mix in the year.

Operating expenses

Network Infrastructure research and development expenses were EUR 1 536 million in 2025, an increase of EUR 329 million, or 27% compared to EUR 1 207 million in 2024. The increase in research and development expenses reflected the acquisition of Infinera and investments in future growth opportunities.

Network Infrastructure selling, general and administrative expenses were EUR 985 million in 2025, an increase of EUR 170 million, or 21%, compared to EUR 815 million in 2024. The increase in selling, general and administrative expenses largely reflected the acquisition of Infinera and investments in sales resources for future growth opportunities.

Network Infrastructure other operating income and expenses was an income of EUR 15 million in 2025, a change of EUR 31 million compared to an income of EUR 46 million in 2024. The change in other operating income and expenses was mainly due to lower proceeds from the sale of digital assets. The other operating income was primarily related to hedging.

Operating profit

Network Infrastructure operating profit was EUR 780 million in 2025, an increase of EUR 19 million, or 2%, compared to EUR 761 million in 2024. Network Infrastructure operating margin in 2025 was 9.8%, compared to 11.7% in 2024.

73 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
• Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Cloud and Network Services

For the year ended 31 December 2025 compared to the year ended 31 December 2024

The following table sets forth the segment operating results and the percentage of net sales for the years indicated.

	2025		2024[1]		
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	**2 606**	**100.0%**	**2 589**	**100.0%**	**1%**
Cost of sales	(1 307)	(50.2)%	(1 432)	(55.3)%	(9)%
Gross profit	**1 299**	**49.8%**	**1 157**	**44.7%**	**12%**
Research and development expenses	(567)	(21.8)%	(550)	(21.3)%	3%
Selling, general and administrative expenses	(421)	(16.2)%	(444)	(17.2)%	(5)%
Other operating income and expenses	27	1.0%	43	1.7%	(37)%
Operating profit	**338**	**13.0%**	**206**	**8.0%**	**64%**

(1) In 2025, Nokia moved Managed Services business from Cloud and Network Services to Mobile Networks. The comparative amounts for 2024 have been recast accordingly. For more information, refer to Note 2.2. Segment information in the consolidated financial statements.

Net sales

Cloud and Network Services net sales in 2025 were EUR 2 606 million, an increase of EUR 17 million, or 1%, compared to EUR 2 589 million in 2024. Foreign exchange rate fluctuations had an approximately 5% negative impact on net sales. Enterprise Campus Edge and Core Networks grew, but this was partially offset by the impact of the disposal of the Device Management and Service Management Platform businesses during 2024.

The following table sets forth distribution of net sales by region for the years indicated.

EURm	2025	2024	Change %
Americas	1 120	1 153	(3)%
APAC	529	517	2%
EMEA	957	919	4%
Total	**2 606**	**2 589**	**1%**

Gross profit

Cloud and Network Services gross profit in 2025 was EUR 1 299 million, an increase of EUR 142 million, or 12%, compared to EUR 1 157 million in 2024. Cloud and Network Services gross margin in 2025 was 49.8%, compared to 44.7% in 2024. Gross profit increased mainly as a result of higher gross margin reflecting favorable product mix.

Operating expenses

Cloud and Network Services research and development expenses were EUR 567 million in 2025, an increase of EUR 17 million or 3%, compared to EUR 550 million in 2024. The increase in research and development expenses largely reflected increased investments in Core Networks.

Cloud and Network Services selling, general and administrative expenses were EUR 421 million in 2025, a decrease of EUR 23 million, or 5%, compared to EUR 444 million in 2024. The decrease in selling, general and administrative expenses largely reflected continued discipline on cost control.

Cloud and Network Services other operating income and expenses was an income of EUR 27 million in 2025, a change of EUR 16 million compared to an income of EUR 43 million in 2024.

Operating profit

Cloud and Network Services operating profit was EUR 338 million in 2025, an increase of EUR 132 million, compared to EUR 206 million in 2024. Cloud and Network Services operating margin in 2025 was 13.0% compared to 8.0% in 2024.

74 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
• Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Mobile Networks

For the year ended 31 December 2025 compared to the year ended 31 December 2024

The following table sets forth the segment operating results and the percentage of net sales for the years indicated.

	2025		2024[1]		
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	**7 806**	**100.0%**	**8 158**	**100.0%**	**(4)%**
Cost of sales	(4 914)	(63.0)%	(4 939)	(60.5)%	(1)%
Gross profit	**2 892**	**37.0%**	**3 219**	**39.5%**	**(10)%**
Research and development expenses	(2 076)	(26.6)%	(2 160)	(26.5)%	(4)%
Selling, general and administrative expenses	(687)	(8.8)%	(756)	(9.3)%	(9)%
Other operating income and expenses	91	1.2%	149	1.8%	(39)%
Operating profit	**220**	**2.8%**	**452**	**5.5%**	**(51)%**

(1) In 2025, Nokia moved Managed Services business from Cloud and Network Services to Mobile Networks. The comparative amounts for 2024 have been recast accordingly. For more information, refer to Note 2.2. Segment information in the consolidated financial statements.

Net sales

Mobile Networks net sales in 2025 were EUR 7 806 million, a decrease of EUR 352 million, or 4%, compared to EUR 8 158 million in 2024. Foreign exchange rate fluctuations had an approximately 4% negative impact on net sales. Net sales declined in the America's region and APAC. Sales in APAC declined in Greater China, partially offset by increase in the rest of APAC. Sales in EMEA were stable.

The following table sets forth distribution of net sales by region for the years indicated.

EURm	2025	2024	Change %
Americas	2 182	2 396	(9)%
APAC	2 464	2 593	(5)%
EMEA	3 160	3 169	0%
Total	**7 806**	**8 158**	**(4)%**

Gross profit

Mobile Networks gross profit in 2025 was EUR 2 892 million, a decrease of EUR 327 million, or 10%, compared to EUR 3 219 million in 2024. Mobile Networks gross margin in 2025 was 37.0%, compared to 39.5% in 2024. The decrease in gross profit and gross margin was mainly driven by two one-time factors. In 2024, Nokia benefited from EUR 150 million of accelerated revenue recognition related to the AT&T settlement. In 2025, Nokia had a one-time contract settlement related to a project that started in 2019 which had a net negative effect of EUR 120 million on gross profit.

Operating expenses

Mobile Networks research and development expenses were EUR 2 076 million in 2025, a decrease of EUR 84 million, or 4% compared to EUR 2 160 million in 2024. The lower research and development expenses mainly reflected underlying cost reductions and foreign exchange rate fluctuations.

Mobile Networks selling, general and administrative expenses were EUR 687 million in 2025, a decrease of EUR 69 million, or 9%, compared to EUR 756 million in 2024. The decrease in selling, general and administrative expenses mainly reflected underlying cost reductions and foreign exchange rate fluctuations.

Mobile Networks other operating income and expenses was an income of EUR 91 million in 2025, a decline of EUR 58 million compared to an income of EUR 149 million in 2024. The change in other operating income and expenses was primarily due to lower proceeds from the sale of digital assets.

Operating profit

Mobile Networks operating profit was EUR 220 million in 2025, a decrease of EUR 232 million, compared to EUR 452 million in 2024. Mobile Networks operating margin was 2.8% in 2025 compared to 5.5% in 2024.

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
• Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

75 Nokia in 2025

Nokia Technologies

For the year ended 31 December 2025 compared to the year ended 31 December 2024

The following table sets forth the segment operating results and the percentage of net sales for the years indicated.

	2025		2024		
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	**1 501**	**100.0%**	**1 928**	**100.0%**	**(22)%**
Cost of sales	—	0.0%	(2)	(0.1)%	(100)%
Gross profit	**1 501**	**100.0%**	**1 926**	**99.9%**	**(22)%**
Research and development expenses	(309)	(20.6)%	(250)	(13.0)%	24%
Selling, general and administrative expenses	(149)	(9.9)%	(163)	(8.5)%	(9)%
Other operating income and expenses	16	1.1%	1	0.1%	1 500%
Operating profit	**1 059**	**70.6%**	**1 514**	**78.5%**	**(30)%**

Net sales

Nokia Technologies net sales in 2025 were EUR 1 501 million, a decrease of EUR 427 million, or 22%, compared to EUR 1 928 million in 2024. Foreign exchange rate fluctuations had an approximately 1% negative impact on net sales. The decline in Nokia Technologies net sales was primarily due to more than EUR 400 million catch-up net sales recognized in 2024, partially offset by new multimedia deals signed in 2025. Nokia Technologies continued to make good progress in expanding in areas such as automotive, consumer electronics, IoT and multimedia.

Gross profit

Nokia Technologies gross profit in 2025 was EUR 1 501 million, a decrease of EUR 425 million, or 22%, compared to EUR 1 926 million in 2024. The lower gross profit was due to lower net sales.

Operating expenses

Nokia Technologies research and development expenses in 2025 were EUR 309 million, an increase of EUR 59 million, or 24%, compared to EUR 250 million in 2024. The increase in research and development expenses was primarily due to higher investments to drive the creation of intellectual property and an approximately EUR 20 million impairment charge to previously acquired assets.

Nokia Technologies selling, general and administrative expenses in 2025 were EUR 149 million, a decrease of EUR 14 million, or 9%, compared to EUR 163 million in 2024. The decrease in selling, general and administrative expenses was primarily due to lower litigation costs.

Nokia Technologies other operating income and expenses in 2025 was an income of EUR 16 million, a change of EUR 15 million compared to an income of EUR 1 million in 2024. The change in other operating income and expenses was primarily related to currency hedging.

Operating profit

Nokia Technologies operating profit in 2025 was EUR 1 059 million, a decrease of EUR 455 million, or 30%, compared to an operating profit of EUR 1 514 million in 2024. Nokia Technologies operating margin in 2025 was 70.6% compared to 78.5% in 2024.

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
• Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

76 Nokia in 2025

Group Common and Other

For the year ended 31 December 2025 compared to the year ended 31 December 2024

The following table sets forth the operating results for Group Common and Other, and the percentage of net sales for the years indicated.

	2025		2024		
	EURm	% of net sales	EURm	% of net sales	Change %
Net sales	**17**	**100.0%**	**34**	**100.0%**	**(50)%**
Cost of sales	(21)	(123.5)%	(29)	(85.3)%	(28)%
Gross profit	**(4)**	**(23.5)%**	**5**	**14.7%**	**(180)%**
Research and development expenses	(126)	(741.2)%	(131)	(385.3)%	(4)%
Selling, general and administrative expenses[1]	(243)	(1 429.4)%	(227)	(667.6)%	7%
Other operating income and expenses[1]	—	0.0%	4	11.8%	(100)%
Operating loss[1]	**(373)**	**(2 194.1)%**	**(349)**	**(1 026.5)%**	**7%**

(1) In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies in the consolidated financial statements.

Net sales

Group Common and Other net sales in 2025 were EUR 17 million, a decrease of EUR 17 million, or 50%, compared to EUR 34 million in 2024. The decrease in Group Common and Other net sales was related to Radio Frequency Systems, which was substantially divested in 2024.

Gross profit

Group Common and Other gross profit in 2025 was negative EUR 4 million, compared to positive EUR 5 million in 2024.

Operating expenses

Group Common and Other research and development expenses in 2025 were EUR 126 million, a decrease of EUR 5 million, or 4%, compared to EUR 131 million in 2024.

Group Common and Other selling, general and administrative expenses in 2025 were EUR 243 million, an increase of EUR 16 million, or 7%, compared to EUR 227 million in 2024.

Group Common and Other other operating income and expenses in 2025 were zero, a net negative fluctuation of EUR 4 million compared to an income of EUR 4 million in 2024.

Operating loss

Group Common and Other operating loss in 2025 was EUR 373 million, an increase of EUR 24 million, compared to an operating loss of EUR 349 million in 2024.

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
• Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

77 Nokia in 2025

Liquidity and capital resources Financial position Cash and cash equivalents At 31 December 2025, Nokia’s cash and cash equivalents equaled EUR 5 462 million, a decrease of EUR 1 161 million compared to EUR 6 623 million as of 31 December 2024. The decrease was primarily attributable to acquisition of businesses of EUR 1 730 million, dividends of EUR 759 million, net cash outflow related to long-term borrowings of EUR 724 million, share repurchases of EUR 624 million, capital expenditure of EUR 606 million, purchase of unowned share of Nokia Shanghai Bell of EUR 501 million, partially offset by net cash inflow from operating activities of EUR 2 071 million, proceeds from issuance of shares to NVIDIA of EUR 859 million and net cash inflow related to interest-bearing financial investments of EUR 765 million. Total cash and interest-bearing financial investments(1) At 31 December 2025, Nokia’s total cash and interest-bearing financial investments(1) equaled EUR 6 791 million, a decrease of EUR 1 950 million, compared to EUR 8 741 million as of 31 December 2024. Decrease was attributable to the decrease in cash and cash equivalents of EUR 1 161 million, current interest-bearing financial investments of EUR 700 million and non-current interest-bearing financial investments of EUR 89 million. Net cash and interest-bearing financial investments(1) At 31 December 2025, Nokia’s net cash and interest-bearing financial investments(1) equaled EUR 3 378 million, a decrease of EUR 1 476 million, compared to EUR 4 854 million as of 31 December 2024. Decrease was attributable to the decrease in cash and cash equivalents of EUR 1 161 million, current interest-bearing financial investments of EUR 700 million, non-current interest-bearing financial investments of EUR 89 million and an increase in short-term interest-bearing liabilities of EUR 115 million, partially offset by a decrease in long-term interest-bearing liabilities of EUR 589 million. (1) Non-IFRS measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section. Cash flow Operating activities The cash inflow from operating activities in 2025 was EUR 2 071 million, a decrease of EUR 422 million compared to a cash inflow of EUR 2 493 million in 2024. The decrease was primarily attributed to a decrease of EUR 716 million in net profit, adjusted for non-cash items, which equaled EUR 2 725 million compared to EUR 3 441 million in 2024, which was offset by a decrease in cash tied-up to net working capital of EUR 209 million, compared to EUR 569 million cash tied-up in 2024. The primary drivers for the decrease in cash tied-up to net working capital were related to a decrease in liabilities of EUR 333 million compared to a decrease of EUR 609 million in 2024 and an increase in receivables of EUR 25 million compared to an increase in receivables of EUR 364 million in 2024. This was partly offset by a decrease in inventories of EUR 149 million compared to a decrease of EUR 404 million in 2024. The increase in receivables during 2025 was primarily driven by account receivables. The decrease in liabilities during 2025 was primarily due to restructuring and associated cash outflows and a decrease in trade payables. In 2025, the cash inflow from operating activities included paid taxes of EUR 396 million, an increase of EUR 54 million compared to EUR 342 million in 2024, interest received of EUR 163 million compared to EUR 226 million in 2024 and interest paid of EUR 212 million compared to EUR 263 million in 2024. Investing activities The cash outflow from investing activities was EUR 1 396 million in 2025, compared to a EUR 117 million cash outflow in 2024. Cash outflows from investing activities was primarily driven by acquisition of businesses of EUR 1 730 million compared to EUR 37 million in 2024, capital expenditure of EUR 606 million compared to EUR 472 million in 2024 and purchase of shares in associated companies of EUR 50 million. These were partially offset by net cash inflow of EUR 765 million of interest-bearing financial investments compared to net cash inflows of EUR 214 million in 2024 and net cash inflow from other financial assets of EUR 69 million compared to EUR 210 million in 2024. Major items of capital expenditure in 2025 included investments in R&D and test equipment, lab and factory infrastructure, strategic patent portfolios and repairs or improvements of sites. Financing activities In 2025, the cash outflow from financing activities was EUR 1 610 million, compared to a EUR 2 003 million cash outflow in 2024. The cash outflows was driven by repayments of long-term borrowings of EUR 875 million compared to EUR 462 million in 2024, dividend payments of EUR 759 million, compared to EUR 723 million in 2024, share repurchases of EUR 624 million compared to EUR 680 million in 2024, purchase of unowned share of Nokia Shanghai Bell of EUR 501 million and payments of the principal portion of lease liabilities of EUR 221 million, compared to EUR 233 million in 2024. These were partially offset by proceeds from issuance of shares to NVIDIA of EUR 859 million and proceeds from long-term borrowings of EUR 151 million, compared to EUR 101 million in 2024. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data • Operating and financial review Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 78 Nokia in 2025

Financial assets and debt

At 31 December 2025, Nokia's net cash and interest-bearing financial investments[1] equaled EUR 3 378 million consisting of EUR 6 791 million in total cash and interest-bearing financial investments[1], and EUR 3 413 million of long-term and short-term interest-bearing liabilities.

Nokia holds total cash and interest-bearing financial investments[1] predominantly in euro. Interest-bearing financial investments mainly include high-quality money market and fixed income instruments with strict maturity limits and diversified counterparty risk limits. Nokia also has EUR 2 000 million revolving credit facilities available for liquidity purposes. The facilities have no financial covenants and remain undrawn.

At 31 December 2025, Nokia's interest-bearing liabilities consisted of the following liabilities:

Instrument	Currency	Final maturity	Nominal (million)
2.00% Senior Notes	EUR	3/2026	630
4.375% Senior Notes	USD	6/2027	500
6.50% Senior Notes	USD	1/2028	74
3.125% Senior Notes	EUR	5/2028	500
6.45% Senior Notes	USD	3/2029	206
4.375% Sustainability-linked Senior Notes	EUR	8/2031	500
NIB R&D loan	EUR	10/2032	250
6.625% Senior Notes	USD	5/2039	500
Other borrowings	EUR		466

The EUR notes maturing in 2026, 2028 and 2031, as well as the USD notes maturing in 2027 and 2039, are issued by Nokia Corporation, while the USD notes maturing in 2028 and 2029 are issued by Lucent Technologies Inc., a predecessor to Nokia of America Corporation (Nokia's wholly-owned subsidiary, formerly known as Alcatel-Lucent USA Inc.). The loan from the Nordic Investment Bank (NIB) is drawn by Nokia Corporation. For more information on the interest-bearing liabilities, refer to Note 5.2. Financial assets and liabilities in the consolidated financial statements.

In March 2025, Nokia established a new EUR 500 million revolving credit facility maturing in March 2027. This facility has a one-year extension option, its pricing is linked to Nokia's credit ratings, it has no financial covenants and the facility remains undrawn as of 31 December 2025.[2]

In June 2025, Nokia refinanced its undrawn EUR 1 412 million revolving credit facility maturing in June 2026 with a new facility in size of EUR 1 500 million maturing in June 2030. The new facility has two one-year extension options, its pricing is linked to Nokia's key sustainability targets in addition to credit ratings, it has no financial covenants and the facility remains undrawn as of 31 December 2025.

In December 2025, Nokia signed a loan facility agreement of EUR 435 million for financing research and development with the European Investment Bank (EIB). The availability period of the loan facility ends in December 2027. The loan facility was not disbursed as of 31 December 2025 and will have an average maturity of approximately seven years after disbursement.

Nokia considers that with EUR 6 791 million of total cash and interest-bearing financial investments[1] and with its undrawn revolving credit facilities, it has sufficient funds to satisfy its future working capital needs, capital expenditure, R&D investments, structured finance, venture fund commitments, acquisitions and debt service requirements, at least through 2026. Nokia further considers that with its current credit ratings of BBB- (stable) by Fitch, Ba1 (positive) by Moody's, and BBB- (stable) by S&P Global, it has access to the capital markets should any funding needs arise in 2026.

Nokia aims to maintain investment grade credit ratings.

Off-balance sheet arrangements

There are no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Nokia's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except for the purchase obligations and lease commitments, as well as guarantees and financing commitments disclosed in Note 6.1. Commitments, contingencies and legal proceedings, and in Note 5.4. Financial risk management, of the consolidated financial statements.

(1) Non-IFRS measures. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to "Alternative performance measures" section.
(2) On 3 March 2026, Nokia voluntarily canceled the EUR 500 million revolving credit facility with the effective date of 6 March 2026.

79 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
• Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Venture fund investments and commitments

Nokia makes financing commitments to a number of unlisted venture funds that make technology-related investments. The majority of the investments are managed by NGP Capital, a global venture capital firm backing exceptional entrepreneurs focused on Deeptech opportunities in data infrastructure, AI, semiconductors and space. In 2025, Nokia completed a strategic review of its venture fund investment activities. As a result, it no longer views broad-based venture fund investments as having a strategic role and has initiated a process to scale down these investments. This also led to a change in the presentation of the results of venture fund investments from operating activities to financial income.

As of 31 December 2025, the fair value of the venture fund investments and similar investments equaled EUR 857 million, compared to EUR 865 million as of 31 December 2024. For more information on the fair value of the venture fund investments, refer to Note 5.2. Financial assets and liabilities in the consolidated financial statements.

As of 31 December 2025, Nokia's investment commitments equaled EUR 221 million, compared to EUR 306 million as of 31 December 2024. As a limited partner in venture funds, Nokia is committed to capital contributions and entitled to cash distributions according to the respective partnership agreements and underlying fund activities. For more information on venture fund commitments, refer to Note 6.1. Commitments, contingencies and legal proceedings in the consolidated financial statements.

Treasury Policy

Treasury activities are governed by the Nokia Treasury Policy approved by the President and CEO and supplemented by operating procedures approved by the Chief Financial Officer, covering specific areas such as foreign exchange risk, interest rate risk, credit risk and liquidity risk. The objective of treasury's liquidity and capital structure management activities is to ensure that Nokia has sufficient liquidity to go through unfavorable periods without being severely constrained by the availability of funds to execute Nokia's business plans and implement Nokia's long-term business strategy. Nokia is risk-averse in its treasury activities.

Foreign exchange impact

Nokia is a company with global operations and net sales derived from various countries, invoiced in various currencies. Therefore, Nokia's business and results from operations are exposed to changes in exchange rates between the euro, Nokia's reporting currency, and other currencies, such as the US dollar. The magnitude of foreign exchange exposures changes over time as a function of Nokia's net sales and costs in different markets, as well as the prevalent currencies used for transactions in those markets. Significant changes in exchange rates may also impact Nokia's competitive position and related price pressures through their impact on its competitors.

To mitigate the impact of changes in exchange rates on its results, Nokia hedges material net foreign exchange exposures (net sales less costs in a currency) typically with a hedging horizon of approximately 12 months. For the majority of these hedges, hedge accounting is applied to reduce income statement volatility.

In 2025, Group net sales were mostly denominated in US dollars, euros and Indian rupee and total costs mostly in US dollars, euros, Indian rupee and Chinese yuan.

The average currency mix for Group net sales and total costs:

	2025		2024	
Currency	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~25%	~25%	~30%
USD	~55%	~50%	~55%	~45%
CNY	~0%	~5%	~5%	~5%
INR	~5%	~5%	~0%	~5%
Other	~15%	~15%	~15%	~15%
Total	**~100%**	**~100%**	**~100%**	**~100%**

For the full year 2025 compared to the previous year, the US dollar was weaker against the euro. The weaker US dollar in 2025 on a year-on-year basis had a significantly negative impact on Nokia's net sales reported in euros. However, the weaker US dollar also contributed to lower costs of sales and slightly lower operating expenses on a year-on-year basis. In total, before hedging, the weaker US dollar on a year-on-year basis had a negative effect on Nokia's operating profit in 2025.

For a discussion of the instruments used by Nokia in connection with its hedging activities, refer to Note 5.4. Financial risk management in the consolidated financial statements. Refer also to the "Risk factors" section.

80 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
• Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Sustainability Statement Nokia’s sustainability in 2025 82 Nokia’s sustainability strategy 83 Introduction 84 General information 85 Basis for preparation 86 Governance 88 Strategy 94 Impact, risk and opportunity management 102 Environmental information 109 Climate change (ESRS E1) 110 Resource use and circular economy (ESRS E5) 125 Disclosure under the European Union Taxonomy Regulation 134 Social information 143 Own workforce (ESRS S1) 144 Workers in the value chain (ESRS S2) 152 Affected communities (ESRS S3) 159 Consumers and end-users (ESRS S4) 163 Governance information 167 Business conduct (ESRS G1) 168 Appendix to the Sustainability Statement 176 Reference table 176 List of data points that derive from other EU legislation 181 81 Nokia in 2025

Nokia's sustainability in 2025

In 2025, Nokia delivered customer value through sustainability, advancing the efforts in climate and circular transition, social digitalization initiatives, supply chain resilience, and technology responsibility.

Decarbonization & circular transition

-27%

decrease in our total GHG emissions (scopes 1, 2, 3) from a 2019 base year

90%

waste circularity rate achieved

Bridging the digital divide

272 million

increase in mobile broadband subscriptions in Nokia radio customers' networks

Social digitalization projects reached in total

829 953

direct beneficiaries since 2023

Supply chain resilience

788

supplier audits and EcoVadis assessments conducted

98%

of high-risk projects met our minimum non-negotiable health and safety requirements

Responsible use of technology

The 1st Finnish company to receive Binding Corporate Rules (BCRs) approval, demonstrating commitment to data protection and privacy compliance

AI governance framework established and implemented across Nokia

82 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
- Business description
- Board's review 2025
- Selected financial data
- Operating and financial review
- • Sustainability Statement
- Shares and shareholders
- Articles of Association
- Risk factors
- Significant subsequent events
- Key ratios
- Alternative performance measures
Financial statements
Other information

Nokia’s sustainability strategy Nokia aims to become the most trusted connectivity partner by focusing on customer value and innovation. Customer demands, regulatory requirements as well as stakeholder expectations are rapidly evolving. This creates significant market opportunities. Nokia’s strategy centers on four impact areas and four enablers to address evolving customer demands, and market opportunities in sustainability. Nokia’s sustainability strategy aims to enhance the positive impact of the company, taking into consideration material risks and opportunities in several important focus areas. The strategy is implemented through the business groups and central functions. Nokia’s strategic impact areas and key enablers Vision: Become customers’ most trusted connectivity partner Strategic impact areas The strategic impact areas address critical sustainability challenges while unlocking new opportunities for growth and differentiation. Decarbonization & circular transition Bridging the digital divide Supply chain resilience Responsible use of technology Key enablers The key enablers provide us with the necessary capabilities and operational foundation to deliver. Customer engagement Grow sales with customer centric sustainability value propositions Ecosystem collaboration Leverage sustainability partnerships, funding and financing Innovation Drive customer co-creation through exploring sustainability-driven disruptive technologies Digitalization Digitalize sustainability data and operations Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 83 Nokia in 2025

Introduction Intelligence is moving across networks, devices, and data centers - and Nokia is at the center of it. Nokia’s presence across 130 countries gives the company the opportunity - and privilege - to make a positive environmental and social impact on a global scale. At the same time, customer demands, regulatory requirements, as well as stakeholder expectations are rapidly evolving. Sustainability now directly influences procurement decisions and is a key expectation from both customers and investors. This Sustainability Statement is prepared in accordance with the provisions of the EU Corporate Sustainability Reporting Directive (“CSRD”) and with the requirements of the European Sustainability Reporting Standards (“ESRS”). The Sustainability Statement reflects Nokia’s sustainability performance, impacts, risks and opportunities across environmental, social and governance dimensions. It is building upon Nokia’s long-standing sustainability impact reports, as well as on its renewed materiality assessment of sustainability matters, conducted in accordance with applicable legal requirements, continued impact analysis and periodic stakeholder engagement. Through this Sustainability Statement, Nokia attempts to demonstrate its commitment to transparent and responsible sustainability reporting, while also showcasing its strategic approach to managing sustainability impacts. Nokia acknowledges its role in global sustainability challenges and opportunities, including climate change mitigation and adaptation, social equity and responsible business practices. The 2025 Sustainability Statement covers Nokia’s operations across all geographical locations and includes relevant information about our material value chain impacts, focusing on sustainability topics most relevant to Nokia’s business model and operational context while ensuring compliance with mandatory disclosure requirements. Nokia welcomes feedback from stakeholders as it continues to improve and evolve its sustainability reporting practices. The current document fulfills a dual purpose: ensuring compliance with applicable reporting requirements, as well as drive sustainability performance improvements and stakeholder engagement across the entire organization. By conducting this assessment of sustainability topics in accordance with the CSRD’s double materiality perspective, Nokia has identified several areas requiring focused attention and reporting. E S G These material topics are interconnected and fundamentally interdependent, requiring an integrated approach to sustainability management and reporting. This ultimately reflects on Nokia’s overall sustainability journey and ensures a comprehensive coverage of its performance and impacts. Climate change (E1) Own workforce (S1) Business conduct (G1) Resource use and circular economy (E5) Workers in the value chain (S2) Affected communities (S3) Consumers and end-users (S4) Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 84 Nokia in 2025

General information This section details Nokia's fundamental approach to sustainability for 2025, encompassing the company’s governance structures, sustainability strategy, and the management of material impacts, risks, and opportunities. Basis for preparation 86 Governance 88 Strategy 94 Impact, risk and opportunity management 102 Nokia’s key highlights in 2025 Launch of the refreshed sustainability strategy, aiming to help Nokia become the most trusted connectivity partner by focusing on customer value and innovation Nokia’s Double Materiality Assessment was re-evaluated to reflect the changes in its business, operations, and markets The ESG Executive Committee was established, to further embed sustainability in business decision making ESG metrics continued to be part of Nokia’s short-term and long-term incentive plans Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 85 Nokia in 2025

Basis for preparation General basis for preparation of the Sustainability Statement For the reporting year 2025, Nokia is preparing the Sustainability Statement in accordance with the requirements of the Corporate Sustainability Reporting Directive 2022/2464/EU of the European Parliament and of the Council (hereinafter “CSRD”) and requirements of the Commission Delegated Regulation (EU) 2023/2772 of 31 July 2023 (hereafter the “Delegated Regulation”) as regards the European Sustainability Reporting Standards (hereinafter “ESRS”). When referring to the various ESRS, the numbering in the Delegated Regulation is used. Finland transposed these requirements into national law on 21 December 2023, and are in effect from the financial year 2024. These requirements are applicable to Nokia by virtue of Art. 3 and Art. 19a of Directive 2013/34/EU (the “Accounting Directive”), as modified by the CSRD. The content of the Sustainability Statement is prepared based on the double materiality assessment conducted and re-evaluated by Nokia in accordance with the CSRD and the ESRS, which helped determine the material sustainability topics, and the related disclosures and information included in the Statement. The Sustainability Statement was prepared on a consolidated basis. The reporting scope for own operations is the same as for the consolidated financial statements. All statements on strategies, policies, actions, metrics and targets refer to Nokia. The Sustainability Statement takes into account certain relevant segments of Nokia’s value chain where impacts, risks and opportunities are likely to arise from Nokia’s sustainability perspective, and provides information on upstream and downstream activities in accordance with ESRS 1 ‘General Requirements’, as applicable. The Sustainability Statement indicates how Nokia’s operations take into account and affect Nokia’s stakeholders, their concerns and interests. The intended audience of this Sustainability Statement are Nokia’s various stakeholders, primarily its investors. The Sustainability Statement does not include the digital XBRL sustainability tags in accordance with Chapter 7, Section 22, Subsection 1, Paragraph 2 of the Accounting Act, as it has not been possible to comply with this provision due to the absence of the ESEF regulation or other European Union legislation. The Sustainability Statement was subject to external limited assurance in accordance with ISAE 3000 (Revised). The Assurance report on the Sustainability Statement can be found on page 285. Comparative information Where metrics have been reported previously, comparative information is presented. Nokia is also presenting comparative information in respect of the base year for amounts reported in the current period when reporting the developments and progress toward a target. Acquisitions and divestments On 28 February 2025 (‘the effective date’), Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera has become part of the Nokia Group effective as of the closing and related information is reported in the Sustainability Statement from the effective date. Comparative information and target base values prior to 2025 exclude Infinera, with the exception of the GHG emissions related target base values which have been revised to include Infinera’s GHG emissions. On 27 June 2024, Nokia announced it had entered into a put option agreement to sell its wholly owned subsidiary Alcatel Submarine Networks (“ASN”). The sale was completed on 31 December 2024. In the 2024 Sustainability Statement, the Submarine Networks business was presented separately as a discontinued operation. From the reporting year 2025 onwards, the Submarine Networks business is excluded from the Sustainability Statement. As a result of above transactions, metrics for 2025 and 2024 disclosed in the applicable topical sections represent Nokia’s continuing operations. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 86 Nokia in 2025

Disclosures in relation to specific circumstances Time horizons The reporting period for the Sustainability Statement is consistent with the financial statements. Nokia is adopting short-term, medium-term and long-term time horizons as of the end of the reporting period and as defined by ESRS. Sources of estimation and outcome uncertainty Due to the extent of Nokia’s value chain and the geographical spread of its operations, some of the quantitative metrics and monetary amounts included in this Sustainability Statement have a higher level of measurement uncertainty. Therefore, when quantitative metrics and monetary amounts cannot be measured or collected directly from its systems, Nokia has made use of assumptions and estimates with the purpose of enabling users to understand the most significant information, without undermining its usefulness or quality. Such estimates and underlying assumptions are believed to be reasonable under the circumstances. Processes and internal controls are implemented at various levels of the organization with the view of minimizing uncertainties and maintaining transparency. However, there is still some degree of uncertainty and some inherent limitations in making accurate information available, especially information related to some specific resource use and circular economy metrics. Nokia continues to implement and develop internal processes to improve accuracy, for example by using primary-source data, where possible. Where estimations were used or where outcome uncertainties related to the metrics disclosed in the statement exist, the related information is disclosed along with the respective metrics within each topical chapter in the section ‘Reporting principles’, with the view of providing context for, and support understanding of our disclosures. Information on value chain and other estimations can be found in the sections ‘Climate change (ESRS E1)’ and ‘Resource use and circular economy (ESRS E5)’. Forward-looking statements Certain statements contained in this Sustainability Statement constitute “forward-looking statements”. Such statements are based on management’s best assumptions and beliefs in light of the information currently available to it, and are subject to a number of risks and uncertainties, many of which are beyond Nokia’s control, and which could cause actual results to differ materially from such statements. These statements are only predictions based upon our current expectations and views of future events and developments, and are subject to risks and uncertainties that are difficult to predict because they relate to events, and depend on circumstances, that will occur in the future. Risks and uncertainties that could affect these statements include, but are not limited to, the risk factors specified under the ‘Risk factors’ section under Nokia’s Board review 2025. Changes in the preparation or presentation of sustainability information and reporting errors in prior periods Following the acquisition of Infinera in 2025, the GHG emissions related target base values for 2019 have been revised to include Infinera’s GHG emissions. More information in the section ‘Climate change (ESRS E1)’, ‘Reporting principles for metrics’. Any changes from prior periods are presented in the relevant section of a topical standard, where the respective metric is discussed. More information can be found in the sections ‘Climate change (ESRS E1)’ and ‘Resource use and circular economy (ESRS E5)’. There are no other significant changes in the preparation or presentation of the Sustainability Statement from the prior year or reporting errors in respect of the earlier periods. Content index The list of disclosure Requirements in ESRS covered in the Sustainability Statement and the list of data points that derive from other EU legislation are included in the ‘Appendix to the Sustainability Statement’. Use of phase-in transitional provisions in accordance with ESRS 1 Nokia continues to adopt certain phase-in transitional provisions as outlined in ESRS 1 General Requirements. Consequently, the following specific metrics have been omitted from the disclosures and will be reported in the subsequent periods in accordance with the applicable requirements: ESRS section reference Disclosures omitted ESRS 2, SBM-1, Para 40(b) Breakdown of total revenue by significant ESRS sectors ESRS 2, SBM-1, Para 40(c) List of additional significant ESRS sectors beyond the ones reflected under Para 40(b) ESRS 2, SBM-3, Para 48(e) Material impacts, risks and opportunities and their interaction with strategy and business model (Antipated financial effects) ESRS E1, Disclosure Requirement E1-9, Para 64-70 Anticipated financial effects from material physical and transition risks and potential climate-related opportunities ESRS E5, Disclosure Requirement E5-6, Para 41-43 Anticipated financial effects from resource use and circular economy-related impacts, risks and opportunities Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 87 Nokia in 2025

Governance

Roles of Nokia's administrative, management and supervisory bodies regarding sustainability matters

Composition and diversity of the members of the administrative, management and supervisory bodies

Of the 10 members of the Board, 40% are female and 60% are male. The Board members represent five different nationalities. The current members of the Board are all non-executive and there are no employees or other worker representatives on the Board of Directors. For the term that began at the Annual General Meeting 2025, 100% of Board members were determined to be independent of the Company and its significant shareholders.

The Corporate Governance and Nomination Committee of the Board aims to continually renew the Board to ensure an efficient Board of international professionals with a diverse mix of skills, experience and other personal qualities in line with the diversity principles established by the Board. A diverse Board promotes sound corporate governance and the ability to support and challenge the company's operative management constructively. For Nokia, Board composition is not static, but evolves over time based on the relevant business objectives and future needs. Diversity of our Board is considered from a number of aspects, including skills, relevant expertise and experience, tenure, age, nationality, cultural and educational backgrounds, gender as well as other individual qualities, all aimed at enabling and enhancing the success of Nokia.

The Group Leadership Team ("GLT") is chaired by the President and CEO. On 31 December 2025, the GLT consisted of 12 members, including the President and CEO, representing five different nationalities, with 25% of the GLT members being female and 75% being male. All except the President and CEO are employees. There is no other worker representation in the GLT.

The following table shows the primary areas of expertise of the current and proposed Board members relevant to Nokia's sectors, products and the geographic locations of its business.

Experience and skills of the Board members

	Business Exec. role with P&L responsibility	External boardroom roles/ Governance	Finance and accounting	Legal/Public policy/ Compliance	Telecommunication providers market segment	Enterprise market segment	Technology	Cybersecurity	Environmental/ Social issues
Current Board members									
Sari Baldauf (Chair)	✓	✓		✓	✓		✓		✓
Timo Ihamuotila (Vice Chair as of 29 April 2025)	✓	✓	✓	✓		✓	✓		
Timo Ahopelto	✓	✓				✓	✓	✓	
Elizabeth Crain	✓	✓	✓	✓					
Thomas Dannenfeldt		✓	✓		✓	✓	✓		
Pernille Erenbjerg	✓	✓	✓		✓		✓	✓	✓
Lisa Hook	✓	✓		✓	✓	✓	✓	✓	
Mike McNamara	✓	✓				✓	✓	✓	
Thomas Saueressig	✓	✓			✓	✓	✓	✓	✓
Kai Öistämö	✓	✓			✓		✓	✓	✓
Proposed new Board member									
Meredith Whittaker	✓	✓		✓			✓	✓	

88 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Oversight of environmental, social and governance activities and practices Nokia Board of Directors ▪ Evaluates sustainability practices, related risks and target setting, as well as their implementation and effectiveness ▪ Specific sustainability topics are reviewed by Board Committees based on their responsibilities, including, among others, sustainability reporting, materiality assessment, ethics and compliance, privacy, culture, human capital management and the embedding of sustainability in Nokia’s technologies Personnel Committee ▪ Sustainability incentive targets ▪ Human capital management Audit Committee ▪ Sustainability reporting ▪ Sustainability-related risks and opportunities ▪ Ethics and compliance ▪ Cybersecurity and privacy ▪ Internal Controls framework and Internal Audit Corporate Governance & Nomination Committee ▪ Corporate governance ▪ Sustainability-related corporate governance trends Technology Committee ▪ Review how Nokia’s sustainability strategy embeds into its technology strategy and roadmaps Group Leadership Team ▪ Reviews and approves changes to sustainability-related policies ▪ Is informed and updated on implementation of and changes to management and operational frameworks, strategy, targets and performance ▪ Conducts sustainability review and provides feedback at least two times a year, and as topic-specific areas require ▪ The CEO, CFO and business group presidents review additional sustainability topics at least two times a year, in the framework of the Nokia business reviews ESG Executive Committee ▪ Reviews and approves sustainability strategy ▪ Oversees the implementation of the sustainability strategy, ensuring alignment with Nokia’s business and strategic targets Sustainability Council ▪ Steers the alignment of sustainability strategy, priorities, and the implementation of sustainability activities across Nokia ▪ Contributes to the sustainability strategy and materiality assessment, and reviews sustainability targets and performance ▪ Provides additional insight to sustainability-related risks and opportunities Corporate Social Responsibility and Donations Committee ▪ Sets principles for allocation of corporate donations and investments for universities and communities ▪ Approves funds for donation allocation ▪ Assesses the impact of all donation programs Human Rights Due Diligence Council ▪ Governs high-level alignment on Nokia’s Human Rights Policy and implementing procedures ▪ Steers decisions on Nokia businesses from a human rights point of view ▪ Ensures alignment between all business groups and functions and that appropriate mitigations are put in place Privacy, Data and Cyber Regulatory Steering Committee ▪ Oversees and ensures compliance with privacy, data protection, and cybersecurity regulations ▪ Provides strategic direction, monitors risks, and makes decisions to ensure compliance with regulatory requirements in the safeguarding of the organization’s information assets Nokia Technology Council ▪ Drives Nokia technology leadership in sustainable technologies ▪ Drives sustainable R&D and design practices ▪ Drives alignment of sustainability technologies and standards across Nokia ▪ Provides technology and innovation direction on sustainability themes Nokia Sourcing Council ▪ Steers sourcing and supply chain sustainability strategy and execution ▪ Pre-approves sourcing and supply chain sustainability targets, metrics, and results ▪ Assesses major risks and determines corrective actions ▪ Pre-approves sourcing and supply chain sustainability deliverables and disclosures for the GLT and the BoD Nokia AI Governance Board ▪ Manages and oversees Nokia’s AI Policy and AI SOP implementation for responsible use of AI in Nokia internal tools, and products and services to our customers ▪ Ensures compliance with regulations and aligns with Nokia’s best practices in security, privacy, data governance and IPR Members VP of Sustainability, VP of Investor Relations, Head of Health & Safety, sustainability leaders from business groups, Finance & IT, Legal & Compliance, Real Estate and People Members Chief Financial Officer, Chief Legal Officer, Chief People Officer, Chief Compliance Officer, VP Technology Leadership, VP of Sustainability, Head of Corporate Social Impact Members Chief Legal and Administrative Officer, Chief Geopolitical and Government Affairs Officer, Chief Communications Officer, Chief Compliance Officer, VP Technology Leadership, VP Sustainability, other senior leaders per need. Head of Human Rights, and Legal Counsel Members C-Suite executives, Executive Vice Presidents, Senior Vice Presidents and Functional Heads, Directors, Programme Leaders, Senior Specialists and Operational & Transformation leaders, Research and Emerging Technology Leaders across relevant functions, programmes and services Members Chief Technology & AI Officer, BG CTOs, Bell Labs Presidents, VP Technology Leadership, Chief Security Officer, Chief Digital Officer, VP of Sustainability, Corporate Development, Geopolitics & Government Relations, Council Director Members VPs of Strategic Sourcing from BGs, IT Sourcing Head, Indirect Sourcing Head, Head of Nokia SC & Sourcing Sustainability, Head of Strategic Sourcing Sustainability, Other sourcing and supply chain senior leaders Members Head of Transformation Technology & AI Office, Technology & AI Office Operations AI Officer, BG and CF AI Officers, additional subject matter experts as needed Multidisciplinary, cross-functional sustainability team Drives the creation and implementation of the sustainability strategy, as well as actions needed to achieve sustainability targets, and strategic programs to address evolving sustainability risks and opportunities that Nokia faces. Subject matter experts provide fact-based input to functions and business groups. Supports employees with competence development and guidance, fostering ethical decision-making and choices that are consistent with Nokia’s values, policies, and with applicable law. Ensures corporate sustainability reporting is in line with requirements and regulations. Promotes an open reporting culture and oversees robust and impartial concern reporting, investigation and remediation processes. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 89 Nokia in 2025

Under Nokia’s Corporate Governance Guidelines, the Board evaluates Nokia’s environmental and social activities and governance practices, related risks and target setting, as well as their implementation and effectiveness across the Company. In 2025, the Board reviewed the progress and key milestones for the sustainability targets, sustainability results for 2024, sustainability-related risks and opportunities, the evolving sustainability requirements and expectations, investor feedback and Nokia’s approach to related disclosures. The Board also provided direction on environmental and supply‑chain priorities, the refreshed social impact strategy, and company‑wide engagement and enablement efforts. Additionally, in January 2025, the Board approved the targets related to climate change in the long-term incentive plan for 2025 and approved the CEO’s targets on health and safety and diversity which are included in his short-term incentive plan for 2025. The Committees of the Board of Directors have been delegated the responsibility of providing oversight and monitoring several environmental and social developments and activities, in accordance with their respective areas of responsibilities. The Audit Committee reviews sustainability disclosures annually, as well as the information on the use of conflict minerals in Nokia’s products presented in the annual reports and regulatory filings. During 2025, the Audit Committee’s responsibilities included oversight of the sustainability reporting, including the double materiality assessment, regulatory developments related to the mandatory sustainability-related disclosures, as well as oversight of the ethics and compliance program, including human rights and privacy. The responsibilities of the Audit Committee also include oversight of the management and processes related to the IT and services security risks and maturity, including security-related controls, compliance, incident process, disclosures and risk management. The Personnel Committee oversees human capital management, including personnel policies and practices related to Nokia’s culture, physical safety, employee well-being, workforce composition, recruiting, development and retention. In 2025, the Committee focused on workforce demographics and conducted a people risk review, including physical safety, review of employee survey results and succession planning. The Personnel Committee recommended that the Board continue to include GHG emission reductions as a metric in the long-term incentive plan. Additionally, the Committee emphasized the importance of fostering a strong health and safety culture and maintaining workforce diversity. To reinforce accountability, the Personnel Committee recommended that the Board retain discretion to make downward adjustments to short-term incentives if company performance in these areas falls short during the annual incentive period. The Corporate Governance and Nomination Committee assesses and advises the Board on sustainability-related activities and practices, aiming to enhance the governance structure supporting them. The Technology Committee reviews how the Company’s sustainability strategy embeds into its technology strategy and roadmaps. The Group Leadership Team regularly addresses sustainability matters in its meetings. It examines the sustainability-related impacts, risks and opportunities of Nokia’s business decisions and projects. The Chief Legal and Administrative Officer holds overall responsibility for sustainability within the GLT. In 2025, the GLT was informed on Nokia’s sustainability strategy and its refresh, approved the renewed Human Rights Policy, examined the feedback from the ESG Investor Roadshow and explored ways to further strengthen how sustainability impact is measured across the business. Complementing this, the newly established ESG Executive Committee, which includes GLT members, oversaw the operational execution of the sustainability agenda, including progress on ESG digitalization, the refresh of the Nokia sustainability strategy, the governance framework, and the development and approval of sustainability targets. Nokia’s governance processes, controls and procedures allow for the monitoring, management and oversight of sustainability matters by the Board, its Committees and the GLT. Dedicated processes and procedures have been established by the Legal, Compliance & Sustainability function, the Finance function and business groups. These processes and procedures are applied to the management of sustainability impacts, risks and opportunities by the dedicated roles established within each business group and function. Skills and expertise to oversee sustainability matters The Board of Directors and the GLT are assigned the mandatory training curriculum, which includes the Ethical Business Training, Code of Conduct acknowledgement and the conflict of interest disclosure. The topics also include information about grievance mechanism and company values, security and privacy, information security, environmental topics, responsible business and sustainable sourcing, human rights and responsible artificial intelligence. Trainings by external experts are also organized with the view of enabling the Board members, the GLT and the ESG Executive Committee to evaluate Nokia’s sustainability strategy, including its goals, roadmap and efforts, and to assess the materiality of sustainability topics relevant to Nokia. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 90 Nokia in 2025

Informing and supporting the administrative, management and supervisory bodies in their oversight of impacts, risks and opportunities Sustainability topics are brought to the attention of the Board of Directors, the GLT and the ESG Executive Committee, as well as other committees on a regular basis through several channels. The Vice President of Sustainability, the Chief Compliance Officer and other senior executive leaders hold the mandate to bring material sustainability topics to the attention of the Board of Directors and the GLT. Other functions leaders and subject matter experts are also providing the administrative and management bodies with updates on sustainability topics, including goals, roadmaps, strategies. Several councils and committees are set up to inform the administrative, management and supervisory bodies in their oversight of sustainability impacts, risks and opportunities. The ESG Executive Committee’s role is to review and approve sustainability strategy, and oversee its implementation, ensuring alignment with Nokia’s business and strategic targets. Nokia’s Sustainability Council, chaired by the VP of Sustainability and attended by leaders from all business groups and corporate functions, aligns the company’s sustainability strategy, priorities, and day-to-day implementation across all business groups and functions, ensuring that sustainability remains as a core focus across all levels of the organization. It provides cross‑functional monitoring and coordination of sustainability initiatives, ensures that high‑level strategic decisions from the ESG Executive Committee are translated into operational action, and actively manages progress through structured information flow and oversight. The Corporate Controller informs the Audit Committee of the Board about the impacts, risks and opportunities identified through the double materiality assessment, as well as about the process and contents of the Sustainability Statement. Sustainability related key risks and opportunities are embedded within Nokia’s Enterprise Risk Management framework and within that context are reviewed, minimum annually, with the GLT and the Board. This approach allows the GLT, the Board, and the Committees of the Board to gain valuable insight into sustainability topics relevant to Nokia, and to evaluate Nokia’s long-term strategic business plan from the added perspective of sustainability. Integration of sustainability-related performance in incentive schemes Nokia operates short-term and long-term incentive plans for all employees, including the Group Leadership Team, as well as the President and CEO. Performance measures are set yearly to align with Nokia’s business strategy and priorities, including financial, operational and sustainability targets. Long-term incentives (LTI), awarded in shares, typically vest after three years based on achieving performance conditions aligned with Nokia's long-term strategy. The performance share awards for all participants include a 10% weighting on greenhouse gas (GHG) emission reduction targets (scope 1, 2, and 3) over a three-year performance period. The emission reduction targets include scope 1 and 2 as absolute reduction in emissions from 2019 and scope 3, framed as an intensity metric, reflecting product energy efficiency, as well as emissions across suppliers and other operational activities. These targets are aligned with Nokia’s net-zero roadmap and incentivize the commitment toward the 2030 goal of a 50% reduction in GHG emissions, demonstrating Nokia's commitment to long-term emissions reduction and active approach in addressing climate change. The 2025 Short-term Incentive Plan (STI) included metrics and targets for health and safety, as well as gender diversity as an incentive mechanism for fulfilling Nokia’s sustainability commitments. The short-term incentives for senior leaders, including the CEO and the GLT members, include a 10% weighting for the health and safety metric (lost time injury frequency rate with a fatality modifier for incidents within Nokia’s control) and a 5% weighting on women in the workforce and a 5% weighting on women in leadership. In total, the proportion of variable remuneration subject to sustainability-related targets is: ▪ 20% in the short-term incentives for the President and CEO, the GLT members and other senior leaders; and ▪ 10% in performance-based long-term incentives for the President and CEO, the GLT members and other eligible Nokia employees. Nokia's Remuneration Policy, which governs the remuneration of the Board of Directors and the President and CEO, was last updated in 2025. The Remuneration Policy has been aligned with Nokia's business strategy and helps ensure that executive compensation reflects contributions to sustainability targets and thus also long-term shareholder value creation. The conditions of the short-term and long-term incentives are prepared and approved by the Personnel Committee of the Board of Directors, while the Board of Directors approves all the company’s share-based incentives, as well as the President and CEO’s compensation, including the share-based incentive schemes. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 91 Nokia in 2025

Statement on due diligence The specific due diligence processes applied in relation to environment, human rights and responsible sourcing are described below. The table provides a mapping of the core elements of Nokia’s due diligence for impacts on people and the environment and their location in this Sustainability Statement, in addition to the information disclosed in this section. Responsible sourcing due diligence Nokia actively engages with its suppliers to promote responsible sourcing practices in key sustainability areas, including environmental issues, health and safety, labor rights, and ethical behavior. The company's responsible sourcing program focuses on supplier due diligence, climate action, circularity, and responsible minerals sourcing. For these purposes of assessing and further developing corporate social responsibility behavior and standards across its industry sector supply chain, Nokia collaborates with the Responsible Business Alliance (RBA) and the Joint Alliance for CSR (JAC), comprising some of the world’s largest telecom operators. Additional details are provided under the section ‘Workers in the value chain (ESRS S2)’. Human rights due diligence Nokia’s downstream Human Rights Due Diligence (HRDD) process is a cross‑company, proactive review conducted before a decision is taken on the sale of a solution. Decisions are based on human rights risk rather than commercial considerations. The process assesses the risk of adverse human rights impacts linked to potential misuse of Nokia’s technology, identifies mitigation measures, and ensures alignment with Nokia’s Human Rights Policy. The key factors considered include a country’s long‑term human rights record, the type of end customer, and the intended use of the technology, service, or solution. When needed, the process prompts further investigation and senior‑level approval or denial through a senior leader governance council. Downstream HRDD is a mandatory part of the sales approval process. Additional details are provided under the section ‘Consumers and end-users (ESRS S4)’. Environmental due diligence Nokia’s Code of Conduct is the Company’s highest level policy, covering, amongst others, its commitment to the environment in its own operations, supply chain and business relationships. The Code of Conduct and Environmental policy are part of the general management process, and environmental considerations are incorporated into relevant business planning, decision making, implementation and tracking activities. Nokia is committed to sound environmental management and the Nokia net-zero 2040 target, as it looks to minimize its environmental impact throughout the product lifecycle through efficient use of materials and energy, and by minimizing waste and emissions, as outlined in its Environmental policy. Environmental management practices are aligned with internationally recognized standards, including ISO 14001, to ensure continued improvement and compliance with relevant environmental requirements. Additional details are provided under the section ‘Climate change (ESRS E1)’. Core elements of due diligence Embedding due diligence in Nokia’s governance, strategy, and business model Engaging with affected stakeholders Identifying and assessing adverse impacts Taking actions to address adverse impacts Tracking the effectiveness of these efforts Paragraphs in the Sustainability Statement General information Informing and supporting the administrative, management and supervisory bodies in their oversight of impacts, risks and opportunities, page 91 Integration of sustainability-related performance in incentive schemes, page 91 Material topics and their interaction with Nokia’s strategy and business model, page 98 General information Interests and views of stakeholders, page 97 Description of the process to identify and assess material impacts, risks and opportunities, page 102 Own workforce (ESRS S1) Processes for engaging with own workforce and workers’ representatives about impacts, page 147 Processes to remediate negative impacts and channels for own workforce to raise concerns, page 147 Workers in the value chain (ESRS S2) Processes for engaging with value chain workers about impacts, page 153 Affected communities (ESRS S3) Processes for engaging with affected communities about impacts, page 160 Processes and channels for affected communities to raise concerns, page 160 Consumers and end-users (ESRS S4) Processes for engaging with consumers and end-users about impacts, page 164 Processes and channels for consumers and end-users to raise concerns, page 164 General information Material topics and their interaction with Nokia’s strategy and business model, page 98 Description of the process to identify and assess material impacts, risks and opportunities, page 102 Climate change (ESRS E1) Material impacts, risks and opportunities related to climate change and energy, page 110 Climate scenario and resilience assessment, page 111 Resource use and circular economy (ESRS E5) Material impacts, risks and opportunities related to resource use and circular economy, page 125 Workers in the value chain (ESRS S2) Material impacts, risks and opportunities related to workers in the value chain, page 152 Affected communities (ESRS S3) Material impacts, risks and opportunities related to consumers and end-users, page 159 Consumers and end-users (ESRS S4) Material impacts, risks and opportunities related to consumers and end-users, page 163 Climate change (ESRS E1) Transition plan and actions in related to climate change policies, page 113 Targets and related progress, page 119 Resource use and circular economy (ESRS E5) Actions, page 128 Targets and related progress, page 129 Workers in the value chain (ESRS S2) Processes to remediate negative impacts and channels for value chain workers to raise concerns, page 154 Actions, page 154 Targets and related progress, page 155 Consumers and end-users (ESRS S4) Processes to remediate negative impacts and channels for consumers and end-users to raise concerns, page 164 Actions, page 165 Targets and related progress, page 165 Climate change (ESRS E1) Targets and related progress, page 119 Disclosure tables, page 121 Resource use and circular economy (ESRS E5) Targets and related progress, page 129 Disclosure tables, page 131 Workers in the value chain (ESRS S2) Targets and related progress, page 155 Disclosure tables, page 157 Consumers and end-users (ESRS S4) Targets and related progress, page 165 Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 92 Nokia in 2025

Risk management and internal controls over sustainability reporting Internal control procedures in relation to the sustainability reporting process Nokia conducts its business globally, being exposed to geopolitical, social and regulatory developments, including those affecting environmental, social and governance topics. Management is responsible for establishing and maintaining adequate internal controls over Nokia’s sustainability reporting. Nokia’s internal controls on sustainability reporting are aimed to provide reasonable assurance to management and the Board on the reliability of sustainability reporting, as well as the preparation and fair representation of information and facts in the published Sustainability Statement. The internal control processes consist of various controls designed around the applicable ESRS and monitored through internal audit. Management conducts a yearly assessment of Nokia’s internal controls over sustainability reporting in accordance with the Committee of Sponsoring Organizations Framework (the “COSO Framework”, 2013). Further, management has also: ▪ assessed the design of the controls in place aimed at mitigating the sustainability reporting risks; ▪ tested operating effectiveness of all key controls; and ▪ evaluated all noted deficiencies in internal controls over sustainability reporting as of year-end. In 2025, Nokia has reported on progress and assessments to management and to the Audit Committee of the Board on a quarterly basis. Nokia is monitoring regulatory developments in sustainability reporting and their applicability to its business portfolio, which might impact the interpretations of sustainability reporting requirements and internal controls framework, and result in further changes in subsequent years. Organization of the Internal Audit function Nokia’s Internal Audit function examines and evaluates the adequacy and effectiveness of its internal controls system. The Internal Audit function reports to the Audit Committee of the Board. The Vice President/Chief Audit Executive function has direct access to the Audit Committee, without the involvement of management. The Internal Audit staffing levels and annual budget are approved by the Audit Committee. All authority of the Internal Audit function is derived from the Board. Annually, a risk-based Internal Audit plan is developed that takes into account key business risks, emerging risks, external factors and input from management. This plan is approved by the Audit Committee. Audits are completed across business groups and functions. The results of each audit are reported to management identifying issues, financial impact (if any) and corrective actions to be carried out. Quarterly, the Internal Audit function communicates the progress of the Internal Audit plan, including the results of the closed audits, to the Audit Committee. Any changes to the risk environment impacting the Internal Audit plan are presented to the Audit Committee for review and approval on a quarterly basis. Internal Audit also works closely with Internal Controls and with Ethics and Compliance to review any financial and compliance concerns brought to light from various channels and, where relevant, works with Enterprise Risk Management to ensure that priority risk areas are reviewed through audits. In 2025, Internal Audit performed the management testing of the internal controls over sustainability reporting, covering control performance and audit trail. The outcome of the audit was shared with Nokia’s management, as well as with Nokia’s Audit Committee of the Board of Directors. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 93 Nokia in 2025

Strategy

Key elements of Nokia's general strategy relevant to sustainability matters

In November 2025, in recognition of the increasing importance of sustainability for all stakeholders, including customers, investors, regulators, partners, communities and employees, Nokia refreshed its sustainability strategy, aiming to become the most trusted connectivity partner by focusing on customer value and innovation. The strategy centers on four impact areas and four enablers to address evolving customer demands, geopolitical changes, and market opportunities in sustainability.

Four strategic impact areas:

1. Decarbonization & circular transition
2. Bridging the digital divide
3. Supply chain resilience
4. Responsible use of technology

Nokia's efforts are supported by four key enablers:

1. Customer engagement
2. Ecosystem collaboration
3. Innovation
4. Digitalization

Nokia's sustainability strategy aims to enhance the positive impact of the company, taking into consideration material risks and opportunities in several important focus areas. The strategy is implemented through the business groups and central functions.

Under **Decarbonization & circularity**, we emphasize two areas: climate and resource use and circular economy. Nokia addresses its own environmental footprint by focusing on GHG emission reduction across scope 1, 2 and 3 emissions, efficient resource use and waste minimization across the value chain. Please refer to sections 'Climate change (ESRS E1)' and 'Resource use and circular economy (ESRS E5)'.

In **Bridging the digital divide**, Nokia enables its customers and those who are unconnected and underserved to bridge the digital divide through digital adoption and access to connectivity. Please refer to the sections 'Affected communities (ESRS S3)' and 'Consumers and end-users (ESRS S4)' for details.

In **Supply chain resilience**, Nokia works to strengthen its supply chain through dedicated programs in order to mitigate the risks of human rights and environmental violations, as well as to focus on supplier performance improvement on emissions and recycled materials. Please refer to the section 'Workers in the value chain (ESRS S2)' for additional details.

In terms of **Responsible use of technology**, Nokia looks to differentiate itself against the competition as a trusted and responsible producer of technology. Its approach is covered in the topical social and governance sections of this Sustainability Statement. Please refer to the sections 'Consumers and end-users (ESRS S4)' and 'Business Conduct (ESRS G1)' for details.

Nokia's strategic impact areas and key enablers

Vision: Become customers' most trusted connectivity partner

Strategic impact areas

The strategic impact areas address critical sustainability challenges while unlocking new opportunities for growth and differentiation.

Decarbonization & circular transition	Bridging the digital divide	Supply chain resilience	Responsible use of technology

Key enablers

The key enablers provide us with the necessary capabilities and operational foundation to deliver.

Customer engagement	Ecosystem collaboration	Innovation	Digitalization
Grow sales with customer-centric sustainability value propositions	Leverage sustainability partnerships, funding and financing	Drive customer co-creation through exploring sustainability-driven disruptive technologies	Digitalize sustainability data and operations

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

94 Nokia in 2025

Business model and value chain Nokia collaborates closely with customers and suppliers to engage on systemic issues related to the environment, mitigating the misuse of technology (and advocating for responsible AI principles), ethics, human rights, and working conditions. This includes addressing topics such as responsible sourcing of minerals, climate, circularity and labor rights in the lower tiers of its value chain, as well as understanding the sustainability expectations of stakeholders and working towards accommodating them, complemented by supplier development, learning, and industry collaboration. Nokia’s business groups Nokia embeds sustainability into the product and operational strategies of its business groups. In 2025, Nokia had the following four business groups: (i) Network Infrastructure, (ii) Cloud and Network Services, (iii) Mobile Networks and (iv) Nokia Technologies. Network Infrastructure delivers fixed access, IP routing and optical transport for business-critical and mission critical applications for telecommunications providers, enterprise and webscale customers. Cloud and Network Services provides open, secure, automated, and scalable software that accelerates our customers’ journey to autonomous networks and new value creation. Mobile Networks creates high-performance products and services that support advanced connectivity across all 3GPP mobile technology generations, enabling a seamless evolution to future technologies. Customers include telecommunication providers, mission critical enterprises and the defense community. Nokia Technologies is responsible for managing Nokia’s patent portfolio and monetizing Nokia’s intellectual property, including patents and technologies. In 2025, Nokia delivered net sales of EUR 19 889 million, invested EUR 4 855 million in research and development, and employed 78 005 employees on average. The four business groups comprised operating and reportable segments for financial reporting purposes. For further information about Nokia's operating and reportable segments, as well as their accounting policies, see the Consolidated financial statements section, specifically Note 2.2. ‘Segment Information’. Detailed information on the headcount of employees by country/region is available in the section Own workforce (ESRS S1), ‘Disclosure tables’. In November 2025, Nokia announced a new operating model starting 1 January 2026, moving from four business groups to two primary operating segments: Network Infrastructure, and Mobile Infrastructure, which incorporates Nokia’s Core Networks portfolio, Radio Networks portfolio and Technology Standards, formerly Nokia Technologies. In addition, Nokia created a new business segment: Portfolio Businesses. Supply chain In 2025, Nokia conducted business with around 9 800 suppliers in over 100 countries. 80% of Nokia’s total supplier spend was distributed across around 340 suppliers. Nokia’s suppliers fall into six broad categories: ▪ Final assembly suppliers ▪ Hardware suppliers for product materials (such as standard components, optical components, semiconductors and electromechanics) ▪ Market services suppliers, who support the provision of services to our customers such as in installation, construction and managed services ▪ Software ▪ Cloud Services ▪ Indirect sourcing suppliers for everyday goods and services needed to run Nokia’s business such as consulting, legal and marketing. Nokia’s hardware suppliers are mainly based in Asia and its services suppliers are based at various locations around the world. In 2025, in addition to its own factories in Finland, India and the US, Nokia’s electronics manufacturing services final assembly suppliers included Flex, Foxconn, Jabil, Sanmina, Fabrinet and Karel supplier sites in Canada, China, Hungary, India, Malaysia, Mexico, Romania, Thailand, Turkey, the US and Vietnam, respectively. A list of Nokia’s largest strategic original design manufacturers, original equipment manufacturers and component suppliers is published on our website to further increase stakeholder transparency. Value chain mapping As part of the double materiality assessment, Nokia has outlined the key components of its value chain, which are presented in the following picture. Nokia’s value chain considers all Nokia business groups, key business functions, resources and relationships distributed upstream, through its own operations, and downstream. ▪ The upstream part consists of three main phases: (i) material sourcing and processing, (ii) components and service procurement and (iii) manufacturing and assembly. Nokia engages directly or via industry with various suppliers, from raw materials extractors to outsourced manufacturers and repairers of recycled materials. ▪ Nokia’s own operations comprise four main phases: (i) technology creation and sales, (ii) manufacturing and assembly, (iii) installation, and (iv) real estate activities. The main business actors involved in Nokia’s own operations are Nokia’s own employees. ▪ The downstream part covers three main business phases: (i) product use, (ii) customer support and maintenance, and (iii) end-of-life management. There are also cross-cutting activities that support Nokia’s operations along the full value chain. These include activities like logistics, distribution and transportation of materials and ready-made products, general business services, and financing and investments. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 95 Nokia in 2025

Nokia’s value chain Upstream Own operations Downstream Value chain Material sourcing and processing Components & service procurement Manufacturing & assembly Technology creation & sales Manufacturing & assembly Installation Real Estate activities Product use Customer support & maintenance End-of-life management Business activity ▪ Extraction (mining, drilling of raw materials) ▪ Refining and smelting of virgin materials ▪ Refining of recycled materials ▪ Hardware (including original equipment manufacturing) ▪ Software ▪ Cloud services ▪ Subcontracted labor and services (e.g. installation, civil works etc.) ▪ Outsourced manufacturing ▪ Outsourced R&D ▪ Outsourced repair ▪ R&D of software ▪ R&D of hardware ▪ IP management and licensing (TECH) ▪ Own manufacturing and repair centers ▪ Network infrastructure building ▪ Installation of network elements and support systems ▪ Site acquisition ▪ Lease and property management, facility management, energy use for offices and labs ▪ Hardware, software and services in mobile, fixed and the enterprise networks ▪ Operation and optimization of networks ▪ Hardware maintenance and replacement ▪ Software maintenance ▪ Upgrades (software & hardware) ▪ Other technical support ▪ Recycling and waste management ▪ Refurbishment (incl. life extension services) Cross-cutting value chain phase Logistics, distribution and transportation (e.g. delivery hub) Sales & marketing and general business services (e.g. legal, procurement) Financing and investments Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 96 Nokia in 2025

Interests and views of stakeholders

Nokia adopts a collaborative and consultative approach towards its key stakeholders, by displaying responsiveness and consideration towards those stakeholders' views and interests in its decision making related to the company's strategy and business model. This approach is also followed for the purposes of conducting the double materiality assessment, the results of which are taken into account in various business and strategic decisions, especially when affecting the interests of these key stakeholders.

The views and interests of Nokia's stakeholders (including its employees, suppliers, partners and investors), which are expressed through and during the various engagement opportunities with those parties, are brought to the attention of, and taken into account by the relevant administrative, management, and supervisory bodies of the company, as well as to the attention of relevant functions and units. This allows for those views and interests to be taken into account both at the stage of formulating Nokia's strategy and setting up its business model, as well as when issues that may affect stakeholders are considered, if deemed relevant to one or more aspects of the company's strategy or business model. The governance model used by many of Nokia's functions and business groups allows for regular reporting to the Group Leadership Team and the Board of Directors and its Committees on matters raised by, or concerning, the company's stakeholders, enabling the company's decision makers to calibrate Nokia's strategy and business model to address significant material impacts on stakeholders.

The table includes a summary of Nokia Group's key stakeholders, and how themes important to them are considered in the company's strategy and business model:

Key stakeholder group	Communication channels	Important topics	Impact on business model and strategy
Customers	Nokia's business account teams engage with customers on sustainability through a diverse set of channels. This includes direct interactions such as executive meetings, ongoing sales discussions, requests for information, ESG customer councils, and responses to specific data and reporting needs. Engagement is further shaped by benchmarking outcomes, industry events, emerging market insights, and evolving regulatory and compliance requirements. Internally, Nokia's sustainability governance structures also contribute to initiating and guiding these discussions.	• Connectivity and digitalization • Energy and material efficiency, circular products and services, recycled materials, life cycle assessment • GHG emission reduction • Resilient operations and value chain, human rights • Resilient infrastructure, climate adaptation of connectivity • Public safety and health, data security, privacy, and responsible AI	Continuous customer feedback is shared with relevant business teams. Sustainability-focused meetings help integrate customer requirements into strategy and business models. Understanding these sustainability triggers helps Nokia proactively prepare for customer expectations, strengthen relationships, and embed sustainability more deeply into sales and engagement processes.
Own workers	Nokia engages with its workers through statutory and voluntary mechanisms that ensure regular consultation, feedback on decisions and planning without fear of retaliation. Employee engagement is carried out via multiple channels, such as Nokia's intranet, surveys, town halls, trainings, regular meetings and manager-employee dialogue, as well as grievance mechanisms. In jurisdictions where legitimate Employee Representative Bodies (e.g. Employee Forums, Works Councils, Unions) operate, Nokia engages constructively and transparently with them through statutory information, consultation and, where applicable, collective bargaining, in line with applicable employment laws and Nokia's governance processes.	• People Agenda and Nokia essentials • Well-being, health and safety • Future ways of working and flexibility policies • Inclusion • Leadership development and technical career development • Training and skill building • Ethical business practices	Nokia offers extensive training to employees, including mandatory sustainability and ethics courses, to meet customer and other stakeholder requirements. Sustainability is a shared responsibility, and engagement helps employees integrate it into their roles.
Investors	Nokia has regular discussions with its shareholders and the investor community on sustainability topics. The annual sustainability roadshow brings together top shareholders and Nokia experts, and sometimes Board members. Throughout the year, Nokia maintains ongoing engagement with investors via face-to-face and Teams meetings, and digital channels. Nokia also participates in industry questionnaires and ratings such as Sustainalytics, MSCI, and CDP to support transparent information sharing.	• Sustainability targets and achievements • Net-zero strategy and roadmap • Sustainable supply chain • Human rights • Health & Safety • AI governance • EU regulations including CSRD and CS3D	Investor feedback helps validate our strategic focus areas, value creation opportunities, and also bring in outside views on changing strategic topics.
Suppliers and partners	Nokia engages and collaborates with suppliers through direct supplier management channels, meetings, dedicated events, industry organizations like the Responsible Business Alliance (RBA), and Nokia's partner management teams. However, there was no direct engagement with suppliers' or partners' workforces specifically for the double materiality assessment.	• Inclusion and diversity • Health and safety • Ethical recruitment practices and prevention of modern slavery • Responsible minerals sourcing • Climate change and circular materials	Engagement and collaboration with suppliers helps to ensure their perspectives on sustainability are reflected in our strategy and business model. Training and capacity building enhance energy and material efficiency and drive innovations that improve product design and sustainability outcomes. Nokia collaborate on certain technology areas and business models, such as circularity.
Industry sector	Nokia shares its expertise by leading industry best practice discussions, advising policymakers, and participating in industry initiatives. Engagement is organized with industry organizations through Nokia Business owners, dedicated stakeholder owners and subject matter experts, ensuring participation on key topics. Nokia contributes to industry initiatives, like the International Telecommunication Union's (ITU) Green Digital Action program, the Coalition for Sustainable Artificial Intelligence and activities at the COP climate conferences. Nokia is leading the EU SNS-JU SUSTAIN-6G project enabling collaboration initiatives with ICT and other sectors.	• Environmental impact assessment and circularity standards, incl. Digital Product Passport for ICT in ETSI and ITU-T • Responsible use of AI standards in ISO, data spaces and fair data sharing standards (CEN/CENELEC) • Modernization of EU standardization governance to improve speed, inclusiveness, and digitization • Energy-saving and resilience related 3GPP features	Industry organizations address value chain needs and opportunities at scale, driving best practices and innovation. This collective approach highlights the need for better sustainability data and its delivery to customers to improve sustainability digitalization, as well as increase automation and efficiency in delivering on customers' data requirements.
Academia	Nokia partners with leading universities and research institutes in Europe, North America, and Asia on innovative projects. Engagement channels include Nokia-led research and standardization programs, university collaborations and memberships, Nokia University Donations program, training, internships, PhD programs, innovation events, and recruitment of top talent from partner institutions. Examples of projects with university collaborations include: Sustain 6G, 6G Power, 6G ANNA and SUSTAINET.	• Sustainability strategic impact areas covered under university donation program projects • Environmental projects focusing on sustainable and energy efficient computing, climate intelligence and environmental stewardship • Social projects on digital inclusion and accessibility • AI ethics and governance, Explainable AI (XAI)	Nokia builds new academic partnerships to develop more efficient, secure, and more environmentally friendly solutions and technologies, which can influence Nokia's product development and design choices.
Affected communities and civil society	Nokia partners with NGOs and community organizations, such as UN Women and UNICEF, which serve as a primary communication channel, leveraging their expertise and direct connections with the affected communities at the grassroots level. Nokia committee members participate in key social and human rights organizations, such as the Business for Societal Impact (B4SI) and the Global Network Initiative (GNI).	• Freedom of expression • Potential misuse of technology • Positive impact of technology on communities, digital skills building, gender topics • Environmental protection and biodiversity	Engagement with affected communities and civil society shapes Nokia's social programs, ensuring they address real needs from planning to final follow up and outcomes. The engagement helps tailor program strategies to community challenges and priorities.
Regulatory authorities and standard-setting organizations	Nokia actively participates in policy discussions to promote a connected society and encourage the global adoption of new technologies. Nokia engages in dialogue, public consultations, standardization bodies and industry and trade associations, often taking leadership roles in working groups of organizations, such as DigitalEurope, Responsible Business Alliance (RBA), ConnectEurope, Telecommunications Industry Association (TIA), Bitkom and others.	• Digital and broadband policies, such as broadband rollout and adoption, the digital transformation of society and industry (incl. spectrum for broadband) • Regulation of emerging technologies, such as AI and quantum • Effective regulation on sustainability topics such as forced labor, or due diligence in supply chains • Policies for trusted and reliable international connectivity and secure digital infrastructures • Policy frameworks unlocking innovation	Nokia provides factual advice to shape effective policies and takes necessary actions to meet policy objectives and legal requirements, adapting its practices or implementing new processes as needed.

97 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Material topics and their interaction with Nokia's strategy and business model

Material impacts, risks and opportunities

Nokia's double materiality assessment considered both the financial materiality of sustainability topics, as well as their impact on our stakeholders and the environment. In 2025, the double materiality assessment was re-evaluated to reflect the changes that had occurred in Nokia's business, operations, value chain and in the markets where Nokia operates, as well as updated regulatory guidance since the initial assessment concluded in January 2024. Based on the assessment, Climate Change, Resource Use and Circular Economy, and Social and Governance topics were identified as material.

In alignment with ESRS requirements, the assessment provides a summary of identified impacts, risks, and opportunities across each ESRS topic and their respective value chain locations. All material impacts have occurred or are expected to occur on a short-term basis and potentially continue over a medium-term and long-term time horizon, with the exception of the risk of freedom of expression and privacy-related potential negative impacts which are considered to be higher on a medium-term and longer-term basis.

Nokia's material sub-topics and sub-sub-topics, including the detailed list of all identified material impacts, risks and opportunities, as well as the process describing how the material impacts, risks and opportunities were identified are disclosed in the section 'Impact, risk and opportunity management.'

7 Material topics

16 Material sub-topics

37 Material impacts, risks and opportunities

Nokia's four strategic impact areas and the corresponding material topics

Decarbonization & circular transition	Bridging the digital divide	Supply chain resilience	Responsible use of technology
• Climate change • Resource use and circular economy	• Affected communities • Consumers and end-users	• Workers in the value chain • Climate change • Resource use and circular economy	• Business conduct • Consumers and end-users

Nokia's People Strategy
- Own workforce

Double materiality matrix


S2 Workers in the value chain
E1 Climate change
E5 Resource use and circular economy
S1 Own workforce
S3 Affected communities
S4 Consumers and end-users
G1 Business conduct
E2 Pollution
E3 Water and marine resources
E4 Biodiversity and ecosystems
Non-material for Nokia
Impact materiality - Impact on society and environment
Financial materiality - impact on Nokia

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

98 Nokia in 2025

Interaction with strategy and business model The outcome of the double materiality assessment provides an overview of Nokia’s most important sustainability topics. This assessment has contributed to Nokia’s sustainability strategy refresh in 2025, aiming to ensure that we address the most critical environmental, social, and governance topics that affect our long-term success. Material climate mitigation, product energy efficiency, resource and renewable energy use, and circularity related matters are reflected under the strategic impact area Decarbonization & circular transition. Nokia has already implemented several strategic initiatives, such as defining a detailed climate transition plan describing the commitment to net-zero by 2040. This plan entails most relevant measures for decarbonization across different scopes and acts as the compass for Nokia’s decarbonization strategy. Over the coming years, Nokia will explore opportunities to accelerate progress toward net-zero by assessing ways to further reduce product-use emissions, and investigate climate tech solutions for telco and data center energy. Additionally a refreshed strategy focusing on the circular transition has been put into place focusing on approaches to extend product lifecycles and reduce raw material use, as well as increase recycled content in products. Nokia seeks to advance Design for Environment practices in product design. The strategic impact area Bridging the digital divide addresses the identified material positive impact of connectivity-enabled freedom of expression and access to information on affected communities, consumers and end-users. Nokia enables its customers and those who are unconnected and underserved to bridge the digital divide through digital adoption and access to connectivity. Nokia also intends to assess further opportunities for connectivity solutions and climate technologies to support customers and societies in adapting to climate change and coping with the related impact. For example, Nokia delivers end-to-end routing solutions to connect mobility users globally and allow schools, businesses, and homes to economically and efficiently connect in the global economy. Gigabit Connect for multi-dwelling units expand broadband access across underserved communities. Nokia delivers multiple projects in Africa to backhaul subsea cables and has an extended temperature range solutions providing high-speed connectivity in outdoor plant environments. In Supply chain resilience, Nokia works to strengthen its supply chain through programs to mitigate the risks of human rights and environmental violations, while focusing on supplier performance improvement on emissions and recycled materials. In the context of growing global volatility, supply chain sustainability programs help to ensure compliance, build business resilience and deliver on customer expectations. This work addresses the identified material impacts on the workers in the value chain, the material opportunity related to the management of relationship with suppliers and certain environmental matters. In terms of Responsible use of technology, Nokia looks to differentiate itself against the competition as a trusted and responsible producer of technology. This strategic impact area reflects and addresses the material freedom of expression, privacy- and business conduct-related matters. Own workforce-related matters are covered under the People Strategy, which includes elements that promote a high-performing culture, talent development and attraction, and focus on adequate remuneration strategy. Nokia’s approach in addressing and managing the material impacts, risks and opportunities is further described in the topical environmental, social and governance sections of this Sustainability Statement. Resilience of Nokia’s strategy and business model to address its impacts, risks and opportunities Nokia’s ability to compete and remain a leading provider of technology, software and services in the industries and markets in which the company operates is dependent on multiple external and internal factors. Nokia has a systematic and structured approach to risk management to identify, assess, and mitigate potential risks and negative impacts, including those related to sustainability. As illustrated in this Sustainability Statement, Nokia recognizes and aims to mitigate the potential risks and negative impacts associated with its business, while also aiming to drive opportunities and positive impacts within and beyond the business. Nokia’s sustainability strategy and Nokia’s business model undergo annual reviews. The current and anticipated effects of the company’s material impacts, risks, and opportunities on its business model, value chain, strategy, and decision-making processes are analyzed within Nokia’s Enterprise Risk Management framework. Nokia's business strategy is enabled by the talent driving innovation, and Nokia invests heavily in research and development. Nokia’s innovative approach has enabled it to act resiliently and renew itself. Nokia has a consolidated global approach for business continuity, and every function regularly maintains business continuity plans. Current financial effects of the material risks and opportunities Nokia has assessed the financial effects of the material risks and opportunities for the reporting year 2025. Through the double materiality assessment, Nokia identified a material risk related to the inability to attract, develop and retain a future-fit workforce with the right skill set and in the right locations as skilled employees remain critical in our business. No material current financial effects directly arising from the identified risk were identified. In relation to Nokia’s own workforce, a material risk of an increase in personnel expense due to increases in wages or changes in the related practices and regulations was also identified. The personnel expenses per person increased during the financial year compared to the previous year (please refer to the Financial statements, Note 3.1. Summary of personnel expenses). Nokia identified a material opportunity related to the transition to a low-carbon economy and energy efficiency is considered to be one of the key factors in product competitiveness. Additionally, a new, emerging material opportunity related to climate adaptation was identified. Any current financial effects of product competitiveness are reflected in net sales as presented in the consolidated income statement. Nokia hardware products are dependent on various minerals and other virgin substances. It is estimated that if global consumption continues to grow, it may lead to material scarcity and an increase in the prices of these materials. Potential financial effects of this risk are only expected in the long-term and no actual financial effects for the financial year were identified. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 99 Nokia in 2025

Breach of our Code of Conduct or the law in regard to compliance areas could result in a material financial effect on Nokia’s financial position, performance or cash flow. In 2025, no related material financial effects were accounted for. As described in the section ‘Basis for preparation’, Nokia is not yet disclosing the anticipated financial effects of the material risks and opportunities in this Sustainability Statement following the phase-in provision for the first reporting years. The financial effects will be reported in the subsequent periods in accordance with the applicable requirements. Sustainability targets Nokia’s sustainability targets presented on the next page are determined based on Nokia’s business requirements, sustainability strategy and material topics which are aligned with different internal groups and functions. When setting sustainability targets, stakeholders’ requirements and input gathered through interaction with Nokia’s customers, suppliers, investors, non-governmental organizations and other stakeholders are taken into account, where relevant. This input helps ensure our targets are aligned with customer sustainability goals, broader industry trends, and the evolving external environment. The sustainability targets are distributed across short-term, medium-term and long-term time horizons. All targets presented by Nokia are set voluntarily i.e. the targets are not mandated by legislation. The 2025 results, progress against selected targets and more detailed information about these targets set are presented in the relevant section of a topical standard. Other metrics in relation to the material sustainability matters that are defined in the ESRS or on Nokia specific basis are presented in the relevant section of a topical standard. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 100 Nokia in 2025

Our sustainability targets

Environmental

2025

- Use **100%** renewable electricity in our own facilities (RE100)
- GHG emission reduction of **80%** from scope 1 and scope 2 market-based emissions from a 2019 base year

2026

2030

SBT Net-Zero

Overall Net-Zero target: Nokia commits to reaching **net-zero** greenhouse gas emissions across the value chain by 2040

Near-term target: Nokia commits to reducing absolute scope 1, 2 and 3 GHG emissions by **50%** by 2030, from a 2019 base year

- Our final assembly suppliers reach **zero** emissions, from a 2019 base year
- Our suppliers reduce GHG emissions by **50%,** from a 2019 base year
- Our logistics' GHG emissions reduced by **73%,** from a 2019 base year
- GHG emissions reduction of **90%** from scope 1 and scope 2 market-based emissions, from a 2019 base year
- **95%** circularity rate for waste from our offices, labs, own manufacturing, installation, product take-back and supply chain final-assembly factories
- Increase recycled content in mechanical part source materials:
  - Cast aluminum used in mechanical parts: **90%**
  - Wrought aluminum, steel and copper alloys, as well as polycarbonate plastics used in mechanical parts: **50%**
- Packaging recyclability: Ensure all packaging is **100%** recyclable
- Recycled material content: Cardboard and plastic packaging materials to contain at least **50%** recycled content
- Plastics: Plastic packaging to be limited to no more than **10%** by weight of total primary packaging

2040

Long-term target: Nokia commits to reducing absolute scope 1, 2 and 3 GHG emissions by **90%** by 2040, from a 2019 base year

Social

2025

- Harness Nokia technology, capabilities and funds to improve the lives of **1 500 000** from a 2022 base year through social digitalization projects, digital skills building, and connecting the unconnected or underserved
- **96%** of projects compliant with the requirement of the High-Risk Project Implementation Assessment ("HRPIA") process
- **Zero** fatal incidents for own workforce, suppliers and third-parties
- Reduce Total Recordable Incident Frequency Rate ("TRIFR") and Lost Time Incident Frequency Rate ("LTIFR") for Nokia's own workforce and its suppliers, compared to the previous year
- Cohort of **80** senior leaders conducts safety tours to sites
- **98%** 3TG traceability and conflict-free status of smelter level in our supply chain, as well as conflict-free status of the smelters. Extended due diligence and conflict-free status of cobalt, mica, aluminum and copper
- **80%** of suppliers achieve satisfactory sustainability score in supplier performance evaluation

2026

- **96%** of projects compliant with the strengthened requirements of our HRPIA process
- **Zero** fatal incidents for own workforce, suppliers and third-parties
- Reduce TRIFR and LTIFR for Nokia's own workforce and suppliers,compared to previous year
- Cohort of **80** senior leaders to conduct safety tours to sites
- Nokia receives a positive outcome of the GNI assessment: it met its obligations under the GNI principles (around freedom of expression, right to privacy), demonstrating improvement over time

2030

- **95%** of suppliers performing High Risk activities are compliant with the Health & Safety strengthened requirements as part of the Supplier Maturity Assessment ("SMA") process
- **98%** 3TG traceability and conflict free status to smelter level in our supply chain, as well as conflict free status of the smelters. Extended due diligence and conflict free status of cobalt, mica, aluminum and copper
- **85%** of suppliers achieve a satisfactory sustainability score in the supplier performance evaluation
- Helping our customers connect the next **2 billion,** measured by the number of subscriptions in Nokia's radio customers' networks, from a 2021 base year
- Nokia's Fiber-to-the-Home technology to connect **140 million** new subscribers, from a 2023 base year
- Achieve a minimum **25%** share of women employees out of the total number of employees

2040

Governance

2025

- Ethical Business Training (EBT), which includes ESG (Environmental, Social, Governance) training, completed by **95%** of employees

2026

- Ethical Business Training (EBT), which includes ESG (Environmental, Social, Governance) training, completed by **95%** of employees

2030

- Maintain **85%** favorability of employee/line manager engagement on the importance of ethics and compliance

2040

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

101 Nokia in 2025

Impact, risk and opportunity management Description of the process to identify and assess material impacts, risks and opportunities The purpose of the double materiality assessment is to identify and assess Nokia’s sustainability-related impacts, risks and opportunities. The impacts, risks and opportunities that are deemed material define the information disclosed in this Sustainability Statement. Nokia conducted the materiality assessment for both impact and financial materiality. Impact materiality examines how our activities affect people, the environment, and society – for example, how we contribute to climate change or social inequality. Financial materiality examines how sustainability matters impact our business, financial performance and position covering sustainability-related financial risks and opportunities. ESRS 1 requirements have been considered and followed in Nokia’s double materiality assessment. The topics, sub-topics and sub-sub-topics, as listed in the ESRS formed the basis of sustainability matters considered in the materiality assessment. Additionally, Nokia considered if there are any entity-specific topics that are not covered in the ESRS. No such entity-specific topics were identified. During the initial double materiality assessment, Nokia engaged with over 70 internal and external stakeholders, following the guidelines for stakeholder engagement issued by European Financial Reporting Advisory Group (“EFRAG”), who authored the European Sustainability Reporting Standards. Nokia’s cross-functional project team comprising internal stakeholders with expertise on sustainability, business, technology, legal, finance, employees, risk management and value chain were extensively involved. An external partner supported and guided Nokia throughout the assessment and project. Nokia assesses on an annual basis whether any changes have occurred in its business model, operations, risk assessment or external circumstances which require a re-evaluation and a possible update of the previous double materiality assessment (in whole or in part). In 2025, the initial double materiality assessment concluded in January 2024 was re-evaluated to reflect the changes that had occurred in Nokia’s business, operations, value chain and in the markets where Nokia operates, as well as updated regulatory guidance. Key steps in the double materiality assessment The assessment was conducted in accordance with ESRS guidance and requirements under the CSRD. Nokia conducted its Double Materiality assessment in four stages: value chain mapping, impact assessment, financial assessment, and the determination and validation of material topics, using a structured methodology combining quantitative thresholds and qualitative feedback from stakeholders, including employees, and taking into account the evolution of the applicable regulatory requirements. 1 Value chain mapping 2 Impact assessment 3 Financial assessment 4 Material topics determination and validation Mapping the key activities and business relationships in the value chain, their geographical locations and the potentially affected stakeholders across the different value chain activities. Assessment of Nokia’s actual or potential, positive or negative impacts across different time horizons and the value chain. The initial assessment was conducted by Nokia’s subject matter experts and further validated by selected external stakeholders. Comprehensive assessment of Nokia’s sustainability- related risks and opportunities and their financial implications using prior workshops, operational insights, stakeholder interviews and internal reporting as input. Engagement with Nokia’s leadership for validating the materiality assessment findings. Final results were reviewed and approved by the Steering Committee of ESG Financial Reporting. Nokia’s Audit Committee was informed of the results. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 102 Nokia in 2025

1 Value chain mapping Nokia developed an aligned overview of Nokia’s value chain, which consists of its key activities and business relationships, the context in which these take place, and an understanding of its key affected stakeholders. Based on this information, Nokia mapped out the value chain, geographical locations and the potentially affected stakeholders across the different value chain activities. The outcome was validated with key internal stakeholders. The key components of our value chain are presented in the section ‘Strategy, Business model and value chain’. 2 Impact assessment Nokia assessed its actual or potential, and positive or negative impacts on people and environment over the short-term, medium-term and long-term across its value chain. The nature of these impacts was then described and categorized according to relevant ESRS topics. The identified impacts were scored based on the impact materiality scoring methodology. The impact score comprises two elements: severity and likelihood. Severity is further defined by scale, scope, and irremediability. For actual negative impacts, materiality was assessed based on the severity of the impact. For potential negative impacts, both severity and likelihood were considered. When scoring potential negative human rights impacts, severity took precedence over likelihood. For actual positive impacts, materiality was based on the scale and scope of the impact for actual impacts, while for potential positive impacts, scale, scope and likelihood were considered. Nokia’s subject matter experts identified, documented, scored, reviewed and validated the impacts. Information on Nokia’s impacts was gathered from various sources including through existing and new stakeholder engagement initiatives, research programs, due diligence processes and reporting. Impacts were identified on the defined value chain map level and linked to the relevant geographical area. The focus was on value chain areas where impacts are deemed likely to arise. Furthermore, ten external stakeholders, including business partners, investors, and NGOs, were interviewed to understand their perspectives on material ESRS topics and validate findings. The external interviews were conducted by Nokia’s partner company. The impacts, risks and opportunities identified by external stakeholders were taken into account in the impact identification and cross-checked against Nokia’s impact scoring. Any significant deviations were assessed, and adjustments were made, when needed. 3 Financial assessment Nokia assessed its actual or potential financial implications, including risks and opportunities, over the short-term, medium-term and long-term. Risks and opportunities were identified based on prior workshops, issues discovered in day-to-day operations and business interactions, desktop analysis, internal risk reporting, impact assessment, stakeholder interviews, and previous assessments, such as the climate-related scenario analysis conducted in line with the Task Force on Climate-Related Financial Disclosure framework (refer to ‘Climate change (ESRS E1)’ section for further information). These assessments considered factors across the value chain that could impact Nokia’s business and financial performance. The identified risks and opportunities were further assessed, validated and scored by Nokia’s subject matter experts. The requirement about the inter-relation between impact and financial materiality was considered in the assessments, and identified impacts, risks and opportunities were cross-referenced. Any differences between these two were validated to ensure the completeness of the materiality assessment. The financial effects or risks arising from actions to address sustainability matters were also considered during the assessments. Each risk and opportunity was linked to the relevant geographical area, though many risks and opportunities are global, or linked to several countries. The identified risks and opportunities were scored based on the likelihood of occurrence and the estimated magnitude of potential financial effect. 4 Material topics determination and validation The identified impacts, risks and opportunities were scored on a scale from 0 to 4. In the material topics determination phase, Nokia assessed and defined the following materiality thresholds: 3.7 for impact materiality and 3.0 for financial materiality. Impacts, risks, and opportunities exceeding the thresholds are considered to be material to Nokia, and therefore they determine the reporting scope of this Sustainability Statement. Nokia’s leaders were interviewed and engaged in validating the findings and materiality of environmental, social and governance topics. The re-evaluation of the double materiality assessment and the final results were reviewed and approved by the Steering Committee established to steer ESG Financial Reporting, including CSRD reporting. The Audit Committee of the Board was informed about the re-evaluation results. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 103 Nokia in 2025

Additional topical considerations Environment Nokia’s Environmental Management System and environmental data and climate-related scenario analysis conducted in line with the Task Force on Climate-Related Financial Disclosure framework were utilized as a basis to identify, assess and score environmental related impacts, risks and opportunities. More information regarding climate and resource use and circular economy is provided in the sections ‘Climate change (ESRS E1)’ and ‘Resource use and circular economy (ESRS E5)’. When identifying actual or potential pollution (ESRS E2), water and marine resources (ESRS E3) and biodiversity (ESRS E4) impacts, risks and opportunities, Nokia assessed its own operations, upstream and downstream activities. This assessment covered, among others: ▪ Nokia’s own facilities, other than GHG emission and water consumption data collected annually ▪ Substances used in Nokia’s products and packaging ▪ Sector specific analysis on materiality, and impacts of commodities on biodiversity ▪ Protection of Nokia’s forest areas in Finland To the best of Nokia’s knowledge at the time of the re-evaluation of the double materiality assessment, negative impacts were identified but none of the impacts, risks or opportunities met the materiality thresholds. Nokia’s climate change mitigation and resource use minimization actions indirectly contribute to prevent changes in ecosystems. Workers in the value chain (S2) Nokia’s impacts, risks and opportunities connected to workers in the value chain were identified and updated on the basis of supplier assessments and audits that Nokia conducts each year, as well as on the basis of discussions in industry fora, through stakeholder inquiries and supplier workshops and webinars. Findings related to working time, wages, health and safety and forced labor risk were the most frequent findings in Nokia’s supplier audits in 2025. The information gathered through this process was used for the identification and scoring of material impacts, risks and opportunities related to workers in Nokia’s value chain. Please refer to section ‘Workers in the value chain (ESRS S2)’ for further information. Business conduct (G1) For business conduct matters, Nokia’s impacts, risks and opportunities are identified on the basis of ongoing reviews of risks presented both internally, including business go-to-market strategies, and externally, including regulatory changes. Nokia addresses these risks and opportunities, along with possible impacts, through a multi-pronged approach that includes Nokia’s Code of Conduct, a corporate culture of integrity, which is supported by its comprehensive compliance training and communication programs, the annual mandatory “Ethical Business Training” course, effective controls, and well-defined processes. Refer to ‘Business conduct (ESRS G1)’ for further information. Key judgments and assumptions Determining material topics required judgments and assumptions with respect to scoring identified impacts, risks and opportunities, as well as setting materiality thresholds for impact and financial materiality. Sources of estimation uncertainty Estimates were necessary where primary data was not available. They are based on prior experience, industry benchmarks, desktop analysis and stakeholder feedback. Forward-looking assumptions are required for risks and opportunities, as well as potential impacts. Materiality assessment conclusions could change if regulatory requirements and timelines change in key markets. Improved value chain disclosures may reduce reliance on estimates. Certain assessments are sensitive to geopolitical developments. Changes compared to the previous materiality assessment The double materiality assessment was conducted for the first time during reporting year 2024, in accordance with the framework provided by the Corporate Sustainability Reporting Directive and the related European Sustainability Reporting Standards - at the time only available in draft form. The re-evaluation in 2025 focused on the impacts, risks and opportunities affected by the identified changes since the previous Double Materiality Assessment. The updated Double Materiality Assessment includes new material impacts, risks and opportunities identified related to climate adaptation, secure employment, privacy and freedom of expression. The positive impact of working time on own workforce is no longer considered to be material. These updates reflect some of the identified changes in Nokia’s operations, business and business environment. The acquisition of the US-headquartered company Infinera in 2025 and the divestment of a portion of Nokia’s business, namely Alcatel Submarine Networks SA, at the end of 2024 were taken into account in the materiality re-assessment exercise, but these changes did not have an impact on the outcome of the materiality assessment. Integration into Nokia’s Enterprise Risk Management Sustainability-related risks and opportunities are embedded into Nokia’s Enterprise Risk Management framework and risk taxonomy. The purpose of Nokia’s Enterprise Risk Management is to ensure that a systematic risk and opportunity identification and analysis is embedded into financial planning, strategy creation, operative business management and key decision making. Under its Enterprise Risk Management framework, Nokia considers event likelihood, financial impacts and rates the effectiveness of risk and opportunity response actions. The significance of individual risk factors is evaluated against six different dimensions - the degree of impact to people and environment, compliance, reputation, financials, operations and strategy. The rating scales used in the double materiality assessment process align with the ones under the ERM approach. Furthermore, we have ensured that the conclusions regarding material impacts, risks, and opportunities reached under the double materiality assessment are consistent with those of the ERM reporting. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 104 Nokia in 2025

Material impacts, risks and opportunities identified in the double materiality assessment

Nokia's material topics and their associated sub-topics and sub-sub-topics are detailed in the table below, providing a comprehensive view of Nokia's materiality landscape. Material topics and their interaction with Nokia's strategy and business model are described in the section 'Material topics and their interaction with Nokia's strategy and business model'.

	Material sub-topics/sub-sub-topics	Type of impact, risk or opportunity	Material impact, risk, or opportunity	Concentration of impact, risk and opportunity in the value chain
E1	**Climate change mitigation**	Positive impact	Substantial contribution to climate change mitigation through development of energy and resource efficient products and technologies	Downstream
	Climate change mitigation	Negative impact	Greenhouse gas emissions in Nokia's own operations and value chain causing adverse impact on climate	Own operations, Upstream and Downstream
	Climate change mitigation	Opportunity	Nokia's solutions and innovations in software, hardware and services, enabling other industries to transition to a low-carbon economy, potentially driving revenue growth and opening new revenue streams through new customer segments and markets	Downstream
	Energy	Negative impact	Use of high carbon intensity energy sources in connection with usage of Nokia's products in the customer networks, contributing to negative impact on climate	Downstream
	Climate change adaptation	Opportunity	Connectivity solutions and climate technologies to support customers and societies in adapting to climate change and coping with the related impacts. Business resilience against adverse impacts of climate change, including network design that is resilient to extreme weather events.	Own operations, Upstream and Downstream
E5	**Resource inflows, including resource use**	Positive impact	Secondary use of Nokia's products and use of secondary materials in Nokia's products preventing generation of waste, contributing positively to material availability and land use	Upstream
	Resource inflows, including resource use	Negative impact	High use of primary raw materials in Nokia hardware components, where mining and melting of virgin materials has significant negative environmental impacts, including waste	Upstream
	Resource inflows, including resource use	Risk	Nokia hardware products are dependent on various minerals and other virgin substances. If global consumption continues to grow, it may lead to material scarcity, likely resulting in increased prices.	Own Operations and Upstream
	Resource outflows related to products and services	Positive impact	Applying circular design and business principles increases the recyclability of Nokia's products which further enables recycling of the products and the raw materials contained in them	Own operations, Upstream and Downstream
	Resource outflows related to products and services, Waste	Negative impact	Nokia sells to its customers a significant amount of hardware products which, at the end of their lifecycle, will become electronic waste, unless handled and recycled appropriately	Downstream
	Waste	Positive impact	Reduction or prevention of waste generation in Nokia's own operations and value chain, including appropriate handling and recycling of its products, contributes positively to material availability and land use	Own operations, Upstream and Downstream
S1	**Working conditions: Secure employment**	Positive impact	Nokia's innovative approach to staff development and talent attraction has enabled it to act resiliently in the markets, and renew itself in ways that positively impacts own workforce	Own operations
	Working conditions: Secure employment	Negative impact	Restructurings and organizational changes negatively impacting stability and job security	Own operations
	Working conditions: Work-Life Balance	Positive impact	Nokia offers global paid family-related leave which often exceeds local regulations, to align with defined internal best practices	Own operations
	Working conditions: Adequate wages	Risk	Increases in wages, or changes in the related practices/regulations, resulting in increases in Nokia's personnel related costs	Own operations
	Equal treatment and opportunities for all: Gender equality and equal pay for work of equal value	Positive impact	Nokia has adopted gender equality and equal pay principles for own employees	Own operations
	Equal treatment and opportunities for all: Training and skills development of own workforce	Positive impact	Nokia offers extensive training and skills development opportunities to its own workforce regarding knowledge and competence development as an essential element of its business strategy, which allows employees to maintain and enhance their skills	Own operations

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Contents
Business overview
Corporate governance
Board review
- Business description
- Board's review 2025
- Selected financial data
- Operating and financial review
- **Sustainability Statement**
- Shares and shareholders
- Articles of Association
- Risk factors
- Significant subsequent events
- Key ratios
- Alternative performance measures

Financial statements
Other information

	Material sub-topics/sub-sub-topics	Type of impact, risk or opportunity	Material impact, risk, or opportunity	Concentration of impact, risk and opportunity in the value chain
S1	**Equal treatment and opportunities for all: Training and skills development of own workforce, Working conditions: Secure employment, Adequate wages**	Risk	Inability to attract, develop and retain a future-fit workforce with the right skill set and in the right locations, in a competitive job market, in a rapidly changing technological environment or during business transformation	Own operations
	Other work-related rights: Privacy	Risk	The volume of and changes in global privacy laws, together with the proliferation of AI-related workforce solutions, and increasing cyber threats, exacerbates the risk of Nokia falling short of compliance requirements leading to negative financial, reputational and regulatory consequences	Own operations
S2	**Working conditions: Working time**	Negative impact	Suppliers' employees in supplier manufacturing facilities or customer services sites may be exposed to excessive or non-voluntary overtime, continuous work without day off during peak manufacturing times, or projects with short execution time	Upstream and downstream
	Working conditions: Adequate wages	Negative impact	Suppliers' employees in supplier manufacturing facilities or customer services sites may be exposed to receiving insufficient wages, deductions from their wages, not receiving correct full and final settlement when terminating employment, or working under false apprenticeship schemes	Upstream
	Working conditions: Health and Safety (H&S)	Negative impact	Nokia business activities associated with the installation of network equipment and support services, site acquisition and permitting may include health and safety threats related to working at height, road safety, electrical safety, underground assets, street works and working in high or extreme risk countries/regions	Upstream and downstream
	Other work related rights: Forced labour	Negative impact	Suppliers' employees may be exposed to forced labor, including having to work without a valid employment contract, exposure to recruitment fees being collected as part of recruitment channels, casual labor entering Nokia's services supply chain, with risks being particularly higher in deeper supply chain tiers and in the services supply chain where the execution of lower-skill profile, last-mile tasks may occur, especially in remote areas	Upstream
S3	**Communities' civil and political rights: Freedom of expression and access to information**	Positive impact	Enabling freedom of expression through connectivity and providing social impact programs to help develop digital skills provide the means for communities to fully participate in today's digital society. This includes greater opportunity to share opinions, enjoy their civil rights such as voting, and access diverse information and public services more easily which further promotes informed decision-making.	Downstream
	Communities' civil and political rights: Freedom of expression	Negative impact, Risk	Misuse of Nokia technology to violate human rights, such as overly broad restrictions on freedom of expression and unlawful, excessive, or arbitrary surveillance. We also recognize that human rights may sometimes be in tension with each other, such as actions taken to protect public safety, territorial integrity, and personal security, creating risks to freedom of expression and privacy. This can have a potential negative impact on affected communities, as well as cause potential reputational or financial consequences.	Downstream
S4	**Information-related impacts for consumers and/or end-users: Access to (quality) information**	Positive impact	Nokia's technology enables connectivity, and the resulting positive impact related to access to information, exchange of ideas and opportunity for economic development	Downstream
	Information-related impacts for consumers and/or end-users: Freedom of expression	Positive impact	Enabling freedom of expression through connectivity allows consumers and end-users to share opinions, access diverse information and public services which further promotes informed decision-making	Downstream
	Information-related impacts for consumers and/or end-users: Freedom of expression	Negative impact, Risk	Misuse of Nokia technology can lead to violations of human rights, such as overly broad restrictions on freedom of expression and unlawful, excessive, or arbitrary surveillance. Nokia recognizes that human rights may sometimes be in tension with each other, such as in situations when actions taken to protect public safety, territorial integrity and personal security create risks to freedom of expression and privacy. This can have a potential negative impact on end-users, as well as cause potential reputational or financial consequences.	Downstream
	Information-related impacts for consumers and/or end-users: Privacy	Negative impact	The proliferation in cyber threats increases the risk that consumer / end-user data in Nokia-provided networks is compromised, resulting in exfiltration by malicious threat actors, who may use the data in significantly impactful ways. The risk of harm is in correlation to the nature of the data which may be processed by any specific enterprise sector.	Downstream
	Information-related impacts for consumers and/or end-users: Privacy	Risk	The volume of, and changes in, global privacy laws, together with the proliferation of AI-related risks and increasing cyber threats, exacerbate the risk of Nokia falling short of compliance requirements, leading to negative financial, reputational and regulatory consequences	Downstream

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

G1 Corporate culture Risk Breach of Nokia’s Code of Conduct or the law in regard to compliance areas leading to negative financial or reputational consequences Own operations, Upstream and Downstream Corporate culture Opportunity Nokia is consistently recognized as one of the World’s Most Ethical Companies® by Ethisphere. Nokia’s strong ethical corporate culture provides a foundation to engage in business ethically and legally. Own operations, Upstream and Downstream Corporate culture Positive impact A corporate culture prioritizing sustainability can lead to responsible and sustainable decision-making throughout the value chain Own operations Management of relationship with suppliers including payment practices Opportunity Building trusted relationships and long-term partnerships with suppliers who share Nokia’s culture of ethics and compliance Upstream Corruption and bribery: Prevention and detection of bribery Opportunity Nokia is consistently recognized as one of the World’s Most Ethical Companies® by Ethisphere, which in part, reviews Nokia’s anti-corruption program. Nokia’s strong ethical corporate culture provides a foundation to engage in business ethically and legally. Own operations, Upstream and Downstream Material sub-topics/sub-sub-topics Type of impact, risk or opportunity Material impact, risk, or opportunity Concentration of impact, risk and opportunity in the value chain Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 107 Nokia in 2025

Policies adopted to manage material sustainability matters

The following table outlines Nokia's global policies and their relationship to the material sustainability topics identified through the double materialiy assessment. It provides an overview of the key policies which cover several interconnected sustainability matters, demonstrating how each policy aligns with, and addresses the relevant sustainability matters. These policies are published on Nokia's website and are made available to all stakeholders.

Nokia policies	Scope of the policy	Management body	Relation to material topics
Nokia Code of Conduct	Nokia's Code of Conduct is available in a web-based format in 20 languages. It enforces Nokia's values and expectations, and unites all Nokia employees behind a common vision. • Outlines standards of ethical behavior for Nokia employees and business partners • Sets out Nokia's four key principles and 14 key risk areas • Applies to directors, officers, and employees of both Nokia and business entities (such as joint ventures) in which Nokia owns a majority of the shares or exercises control, as well as to employees of Nokia's wholly-owned affiliates and subsidiaries • Includes underlying principles of business conduct and high-level policy statements related to business topics • Policy documents further define, support, and explain specific policies. • Standard Operating Procedures, where applicable, instruct employees on specific procedures to implement related policies The full set of supporting policies and related procedures for the Code of Conduct's risk areas are available online to the employees, and are included in annual mandatory training sessions.	Nokia's Board of Directors adopts the Code of Conduct that applies to directors, executives, and employees of Nokia, as well as to employees of Nokia's subsidiaries and affiliated companies (such as joint ventures) in which Nokia owns a majority of the shares or exercises control. Respective policy/subject matter experts are responsible for ensuring that Nokia's policies and procedures remain up to date and in accordance with applicable laws and regulations in all countries where Nokia operates.	Nokia's Code of Conduct is applicable to all material topics identified (E1, E5, S1, S2, S3, S4, G1)
Environmental policy	Nokia's environmental policy is part of the general management process and environmental considerations are incorporated into relevant business planning, decision making, implementation and tracking activities. The key commitment outlined in the policy is to ensure sound environmental management. Nokia continuously seeks to prevent pollution and to reduce the environmental impacts of its products and services throughout their life cycle.	The environmental policy is approved by Nokia's CEO, while business functions ensure the needed competences, and plan and implement improvement programs with innovative and pragmatic solutions.	The environmental policy is applicable to material topics under E1 – Climate change and E5 – Resource use and circular economy
People framework	Nokia's Global People Framework summarizes the core People principles applicable to everyone at Nokia – including directors, officers and employees, as well as all companies and controlled joint ventures that are part of the Nokia Group. It does not cover external temporary workers and sub-contractors. Within Nokia's governance model the People Framework is called a "Policy", which governs all the People processes and practices. The approved regulation for implementing People processes and practices is called a "Standard Operating Procedure (SOP)". All People SOPs are global by definition, and apply to all Businesses within Nokia.	SOPs are developed and maintained by the Chief People Organization. The leader of the appropriate Portfolio for the given service, process or practice is the owner of the respective SOP. The final approver is Nokia's Chief People Officer or their delegates. All People SOP's and Guidelines are governed by, and have to be in full alignment with, the People Framework. In case of conflict, the People Framework prevails.	The People framework is applicable to material topics under S1 – Own workforce
Code of Ethics	The Code of Ethics complements Nokia's Code of Conduct and sets out further expectations for Nokia's President and Chief Executive Officer, the Chief Financial Officer, the Deputy Chief Financial Officer and the Corporate Controller (the "Officers").	The Code of Ethics is adopted by the Nokia Board of Directors.	The Code of Ethics is applicable to material topics in G1 – Business conduct: Corporate culture
Human rights policy	The policy addresses the impact of Nokia's products and services on free expression, access to information, exchange of ideas, and economic development. Policies related to other human rights, for example rights related to fair labor practices, modern slavery and human trafficking, and environmental stewardship, are reflected in other Nokia policies.	The policy is adopted by the Nokia Board of Directors and approved by Nokia's CEO.	The Human Rights policy is applicable to material topics in S3 – Affected communities and S4 – Consumers and end-users

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Environmental information

This section explains how Nokia manages its environmental footprint through climate and circularity. Nokia's net-zero transition plan guides emission reductions, while its circular strategy focuses on resource efficiency and waste reduction – directly lowering embodied emissions and supporting Nokia's path to net-zero.

Climate change (ESRS E1)	110
Resource use and circular economy (ESRS E5)	125
Disclosure under the European Union Taxonomy Regulation	134

Nokia's key performance indicators in 2025

Reduction of total GHG emissions (scopes 1, 2, 3) from a 2019 base year

-27%

Recycled content in the materials of Nokia equipment mechanical parts

52% for cast aluminum

Renewable electricity in Nokia's own operations

96%

Waste circularity rate

90%

waste from Nokia's offices, labs, manufacturing, site installation, product take-back and final assembly suppliers

Nokia's key highlights in 2025

→ Created a business-aligned Nokia Circularity Strategy

→ Investments in renewable electricity in own operation and first carbon removals pilot to support net-zero targets

→ Renewed Nokia's EUR 1.5 billion Revolving Credit Facility which is linked to Nokia's GHG emission reduction targets

→ Environmental Management System re-certification (ISO 14001)

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Contents

Business overview

Corporate governance

Board review

- Business description
- Board's review 2025
- Selected financial data
- Operating and financial review
- **Sustainability Statement**
- Shares and shareholders
- Articles of Association
- Risk factors
- Significant subsequent events
- Key ratios
- Alternative performance measures

Financial statements

Other information

Climate change (ESRS E1)

Climate change has been a focus for Nokia Group for more than a decade, and as such consistent efforts are made to develop and refine Nokia's approach to understanding and tackling the risks and opportunities that climate change presents to its business. As part of this approach, Nokia has set a target to reach net-zero greenhouse gas emissions by 2040 across its value chain. This includes decarbonization of Nokia's own operations, as well as its supply chain, enhancing product energy efficiency to break the energy vs. capacity curve and sustainably support the AI supercycle, and strengthen the Design for Environment process within R&D. Sustainability topics, including decarbonization and the circular transition, are integral to Nokia's sustainability strategy and are reflected in how Nokia operates as a company and the business decisions that are taken. Research in Nokia Bell Labs also contributes towards these goals.

Material impacts, risks and opportunities related to climate change and energy

The materiality assessment reflected that climate change mitigation, climate change adaptation and energy are material sustainability sub-topics for Nokia. The following table describes the material impacts, risks and opportunities, as well as how they are managed.

Sub-topic	Material impacts, risks and opportunities	Management
Climate change mitigation	**Positive impact:** Substantial contribution to climate change mitigation through development of energy and resource efficient products and technologies.	With 94% of its total scope 1, 2 and 3 GHG emissions resulting from products in use, Nokia invests significantly in research and development to continuously improve the energy efficiency of its products and develop new energy-efficient solutions. As the volume of network traffic rises in a more connected and digitalized world, Nokia works towards separating this growth in traffic from an equivalent growth in energy consumption.
Climate change mitigation	**Negative impact:** Greenhouse gas emissions in Nokia's own operations and value chain causing adverse impact on climate.	Nokia manages and tries to minimize this negative impact in same way as it manages the above positive impact.
Energy	**Negative impact:** Use of high carbon intensity energy sources in connection with usage of our products in the customer networks contributing to negative impact on climate.	Nokia engages with stakeholders to push for grid decarbonization and aims to provide digitalization solutions to support renewables generation and grid transformation in the energy sector. Nokia also works with its value chain members on their journey to transitioning to renewable energy sources, as countries decarbonize their electricity grids.
Climate change mitigation	**Opportunity:** Nokia's solutions and new innovations in software, hardware and services enabling other industries to transition to a low-carbon economy, potentially driving revenue growth, and opening new revenue streams through new customer segments and markets.	Nokia aims to proactively address changing customer preference through extensive research and innovation on energy-efficient solutions. Nokia provides low-latency connectivity, new IP routing and optical solutions, sensors, and AI/ML as the basis of the decarbonization through digitalization proposition in its enterprise portfolio. Nokia works with a growing range of enterprise partners to provide solutions which may enable other industries to transition to a low-carbon economy and improve productivity. We collaborate with companies working on a variety of smart technologies, cloud-based technologies and automation.
Climate change adaptation	**Opportunity:** Connectivity solutions and climate technologies to support customers and societies in adapting to the climate change and in coping with the related impacts. Business resilience against adverse impacts of climate change, including network design that is resilient to extreme weather events.	Nokia believes that connectivity plays a critical role in disaster and disruption recovery caused by extreme weather events. Nokia innovates and develops new climate-related solutions and technologies to support customers and societies in coping with the impacts of climate change and in adapting to the climate change. Nokia aims to ensure business resilience against adverse impacts of climate change by designing networks that are resilient to extreme weather events and conditions. Extreme weather conditions such as heat, cold and moisture are taken into account in the development and testing of Nokia's products.

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Nokia’s approach to determining material impacts, risks and opportunities is described under the section ‘General information’. Additionally, when identifying, assessing and scoring climate-related impacts, risks and opportunities, information and data from Nokia’s Environmental Management System, climate-related scenario analysis and GHG emissions reporting was used. For environmental topics, Nokia has a ISO 14001 certified Environmental Management System in place to identify environmental aspects and impacts and related risks and opportunities, which are reviewed annually. This process covers all business activities. Environmental aspects are assessed based on their direct environmental impact, related applicable regulation, frequency and stakeholder interest. The aspects exceeding the threshold score set by Nokia are considered as significant, and specific management process, targets and responsible contributors are defined. The annual review process takes into account changes in the business scope, new products, geographies, and regulatory and stakeholder development.The identified environmental aspects were aligned with the impacts, risks and opportunities based on the double materiality assessment. GHG emissions data (including the scopes 1, 2 and 3) was used as the basis for identifying Nokia’s direct and indirect impacts on climate change, as well as when scoring scale and scope of the identified impacts. Climate scenario and resilience assessment The climate resilience analysis (based on the Task Force on Climate-Related Financial Disclosure framework) and the related risks, opportunities and scenario assessment were completed in March 2024. These analyses were further reviewed as part of the double materiality re-evaluation in 2025. A new emerging material opportunity was identified regarding climate adaptation, but no other significant changes were identified compared to the previous climate scenario and resilience assessment. When preparing the climate scenario analysis, the following short-term, medium-term, and long-term planning horizons were applied in the context of climate change: ▪ Short-term: until 2026 (initially up to 3 years). This mirrors Nokia’s financial planning horizon. ▪ Medium-term: until 2030, which is the timeline Nokia uses in the context of strategic planning, reflecting the timeline of Nokia’s current key science-based climate target (SBT) of 50% reduction in its total GHG emissions by 2030 (baseline of 2019). ▪ Long-term: until 2050, which reflects the common ambition level for net-zero emissions across the value chain by no later than 2050, as envisaged in the Paris Agreement. Additionally, Nokia’s climate transition plan, including the risks and opportunities related to this plan, considers the 2040 horizon, in line with Nokia’s net-zero target. Physical risks In the process of identifying and assessing climate-change-related physical risks, the SSP3-7.0 scenario was used primarily, being the likely worst-case scenario based on the IPCC Sixth Assessment Report, considering the climate actions already taken to limit global warming. This scenario projects global average temperatures to increase by 3.6°C above pre-industrial levels by the end of the century. Climate-driven physical risks considered in the assessment include extreme heat, heavy rain and snow fall, floods, drought, wildfires, severe storms and tropical cyclones, sea level rise, water scarcity and air pollution. The scoping for risk assessment and scenario-building related to physical climate risks was based on relevant risk areas and value chain elements which could potentially expose Nokia to material risk. Nokia’s outdoor products and services were assessed to determine how sensitive those may be to physical climate change risks. The assessment was scoped to own operations in critical locations. In the supply chain assessment, a sample of critical suppliers was selected to study their external disclosures related to climate change and risks they have identified. Further, the business implications of the identified risks and the risk response actions taken with respect to the relevant risks were explored. The scenario analysis showed that Nokia’s operations and assets are most exposed to extreme heat, heavy rain and pluvial flood. So far, no material business disruptions from climate change related physical risks occurred. By 2050, the weather extremes are expected to increase in frequency and intensity, but financial impacts related to those are expected to remain modest for Nokia, and no physical climate risks were identified as material in the double materiality assessment. Transition risks and opportunities The process of identifying and assessing climate change-related transition risks and opportunities was based primarily on the SSP1-1.9 scenario. This is the only scenario that meets the Paris Agreement’s goal of keeping global warming to around 1.5°C above pre-industrial temperatures. The scope of the assessment was based on Nokia’s GHG emissions footprint and key sectors (energy, transportation, building, industry/supply) impacting Nokia operations or its carbon footprint, with the assumption that these are the elements where transitional risks and opportunities may potentially lead to a material impact. The scoping and assumptions of the regulatory compliance landscape are based on the European Union’s climate change actions and related regulations, currently widely considered to be among the strictest and most forward-leaning climate and sustainability regulations in the world. The assessment was done on a qualitative basis. For identifying key risks and opportunities, the assessment considered the shifts needed to limit warming to 1.5°C based on external evaluations and on Nokia’s own current understanding of the upcoming regulations impacting the company or its value chain. The worst-case SSP3-7.0 scenario was also taken into consideration, i.e. whether any other potentially material risks or opportunities were omitted using the lower emission scenarios. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 111 Nokia in 2025

The key assumptions used in the scenario assessment were the following: ▪ The digitalization of industries is a key enabler in the transition to a lower carbon economy ▪ Global electricity consumption increases with new technologies ▪ Energy grid development is modelled on the IEA’s World Energy Outlook 2023 in the net-zero Roadmap ▪ Energy efficiency is an essential component for a low-carbon path and ensuring adequacy of electricity ▪ The cost of carbon-intensive inputs, such as energy and raw materials, increases ▪ Customer specific-emission factors are taken into account in addition to global energy grid development, in order to obtain more accurate data on emissions from the use of sold products; this approach is based on the assumption that Nokia’s customers have set net-zero targets and are transitioning to renewable energy sources faster than the global grid is decarbonized The assessment was conducted from four perspectives: shifts in technology, customer requirements, supply challenges or opportunities, and changes in rules and regulations potentially directly impacting Nokia’s own operations and assets. The assessment resulted in the conclusion that energy efficiency is an essential component of the low-carbon path, regardless of the scenario chosen. Increased costs of carbon-intensive inputs, such as energy and raw materials, are likely to drive companies towards find savings and improvements in power consumption and operational efficiency. This is a significant opportunity for Nokia, as digitalization and advanced connectivity can support decarbonization and resource efficiency. Furthermore, the energy efficiency of Nokia’s products and innovations in silicon, software, hardware and services may have a significant impact on its product competitiveness, and may help capture new opportunities in the emerging AI supercycle. The continuing, and potentially broader, need for trusted, secure and AI-powered connectivity to support customers and societies in adapting to climate change and coping with its related impacts could result in the opening of new business opportunities, customer segments and markets. Based on these considerations, climate change mitigation and adaptation were assessed from the perspective of developing opportunities for Nokia, deemed material following the double materiality assessment. Additionally, transition risks and opportunities which did not reach the materiality threshold were also identified, and they were not deemed material following the double materiality assessment. Transition to a low-carbon economy may increase the costs of energy and raw materials for our supply chain, which could cause cost pressures for Nokia and its customers. Additionally, corporate emissions reporting requirements, strengthened and expanded carbon pricing mechanisms, fragmentation of such frameworks, and increased likelihood of related compliance risks may all increase costs. The competitiveness of Nokia’s products and solutions in the transition to lower-carbon networks, including product energy efficiency, represents both a risk and an opportunity for Nokia. Further, transition opportunities related to the increased availability of renewable energy and the development of adaptive capacity to respond to climate change were identified. In the climate scenario assessment, material availability, resource use and circular practices related risks and opportunities were identified. These are discussed in the ‘Resource use and circular economy’ (ESRS E5) section. Resilience Nokia invests significantly in research and development to continuously improve the energy efficiency of its products, develop new energy efficient solutions and design networks that are resilient to extreme weather events and conditions. As Nokia further develops the robust and sustainable supply chain that can best serve its customers, maintaining focus on resilience is critical. Nokia continuously optimize its manufacturing, distribution and supplier networks across the regions in which it operates, for purposes of better serving customers. Nokia also leverages artificial intelligence and machine learning capabilities to better develop its supply chain and factory network. As reflected in the material opportunities identified, the need for connectivity is obvious and hence Nokia’s purpose and strategy remain intact, regardless of the scenario pathway chosen. Nokia considers that information and communication technology and systems are essential to building resilience and coping with climate change. Digitalization and enhanced connectivity can transform the way people communicate, work and live their daily lives. Nokia’s technology has the potential to enable industries and cities to digitalize and automate, driving efficiency and productivity gains, while facilitating potential reductions in emissions and in the use of resources. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 112 Nokia in 2025

Policies Nokia has policies and procedures in place to manage its material impacts, risks, and opportunities related to climate change and energy. Nokia tries to prevent environmental pollution along its value chain, as outlined in its Environmental policy and its Code of Conduct. Nokia is committed to reducing GHG emissions across the value chain, in line with its GHG emissions reduction targets. Environmental management and ongoing environmental performance are governed by the certified ISO 14001 Environmental Management System. This ensures a holistic and structured approach in managing Nokia’s material environmental matters. In 2025, Environmental Management Systems covered 47% of Nokia’s sites and 87% of employees. Nokia Group’s Head of Environment is the owner of the Environmental policy and oversees Nokia’s environmental programs. The implementation of the policy and its management system is the responsibility of each business function. The Environmental policy is publicly available, and Nokia follows a proactive and open communication approach with relevant stakeholders. Refer to the section General information, ‘Policies adopted to manage material sustainability matters’ for further information regarding the Nokia policies. Product development and Design for Environment Nokia’s environmental goals and activities are aimed at applying product life cycle thinking for purposes of minimizing environmental impacts as early as possible in the product design and development process. This creates opportunities to improve the environmental performance of the products, including energy efficiency. Nokia’s Design for Environment guideline addresses regulatory, customer, and Nokia requirements for designers to make choices in line with the company’s policy and goals for environment. The development of these guidelines takes into account results from product Life Cycle Assessments. Nokia employs Life Cycle Assessments as an important tool in evaluating the potential environmental impacts of a product throughout its life cycle stages. Supplier requirements Nokia expect its suppliers to adhere to its Third-Party Code of Conduct and provides them with its supplier requirements, including the Responsible Business Alliance (RBA) Code of Conduct and Nokia-specific sustainability requirements. The Responsible Business Alliance Code of Conduct includes environmental-related requirements, covering Environmental Permits and Reporting, Pollution Prevention and Resource Conservation, Hazardous Substances, Solid Waste, Air Emissions, Materials Restrictions, Water Management, as well as Energy Consumption and Greenhouse Gas Emissions. On top of this industry standard, several Nokia-specific requirements in the area of environment management were introduced towards suppliers. Nokia requires its hardware suppliers for product materials and final assembly suppliers to have a documented Environmental Management System which shall satisfy the requirements of ISO14001 or other internationally recognized standards. Environmental requirements and guidelines for Nokia products, which describe all designs, products, parts, modules, components and packaging materials, were also implemented. That document also lists the most significant global environmental regulations. Suppliers are contractually obliged to consider environmental aspects in all phases of product development, using, for example, specific Design for Environment methods or checklists. Suppliers are contractually required to comply with Nokia product environmental requirements, such as the Nokia Substance List. Choices made during these product development phases must reduce or eliminate negative environmental impacts as much as, and whenever, possible. As an example, all reasonable attempts shall be made to improve energy efficiency of a product and to promote recycling. Transition plan and actions related to climate change policies Nokia has set a target to reduce its total global greenhouse gas emissions (GHG) to net zero across the value chain by 2040, which is ten years ahead of the Paris Agreement target of net-zero by 2050. The Net-Zero target was approved by the Science Based Targets Initiative (SBTi) in January 2025. Nokia has defined a net-zero pathway that will help it reduce emissions across its value chain. Nokia’s GHG emissions and the estimated decarbonization levers to achieve its 2030 and 2040 targets fall into three main categories: ▪ Own operations, including energy use in facilities and fleet, which contribute to scope 1 and 2 emissions ▪ Upstream activities, including purchased goods and services, capital goods, logistics and business travel, which contribute to scope 3 emissions category 1, 2, 4 and 6 ▪ Downstream activities, including the use phase of Nokia products and solutions, which contribute to scope 3 emissions category 11 Additionally, electricity grid decarbonization has a significant impact on the reduction of Nokia’s GHG emissions. The net-zero pathway also requires governance, monitoring and reporting actions. The commitment to net-zero by 2040 was approved by the Nokia Group Leadership team and the Board of Directors was informed about the commitment. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 113 Nokia in 2025

The main decarbonization levers and examples of key actions taken and planned in the net-zero pathway are described and illustrated below.

Decarbonization levers	2025 Targets: RE100 (scope 2 facilities) 80% reduction scope 1-2	2030 Targets: 90% reduction scope 1-2 SBT: 50% reduction scope 1-2-3	2040 Targets: SBT Net-Zero by 2040 (scope 1-2-3)
Own operations: Facilities and fleet (scope 1-2)	Targeted 100% renewable electricity (RE100)	100% electrification of car fleet	Neutralize residual emissions
Upstream: Embodied (scope 3, cat 1 and 2)	Engage key suppliers to plan and track decarbonization, circular products & services	100% decarbonization for final assembly suppliers, 50% for other key suppliers	Circular and low-carbon materials product design
Upstream: Logistics and business air travel (scope 3, cat 4 and 6)	Optimizing transportation modes to minimize emissions	Bio-fuel blend agreements for logistics	Significant reduction in air freight emissions
Downstream: Product use phase (scope 3, cat 11)	Engage with customers to ensure wide uptake of renewables	Development of the product portfolio for energy efficiency gains	Develop decarbonized site energy solutions. Secure investments in long-term research and disruption
Electricity grid (scope 3, cat 1 and 11)	Climate dialogue with stakeholders	Value chain dialogue and customer specific factors. Grid decarbonization leading to GHG emission reductions[1]	Grid decarbonization leading to further GHG emission reductions[2]
Governance, monitoring and reporting	Continuous reporting process development including further digitalization of the emissions data	Enter carbon market to purchase removals	Neutralize residual emissions

(1) Assumption: Grid decarbonization leading to 48% smaller emission factor compared to base year 2019 based on IEA WEO2023 – Announced Pledges Scenario.
(2) Assumption: Grid decarbonization leading to 82% smaller emission factor compared to base year 2019 based on IEA WEO2023 – Announced Pledges Scenario.

- Own operations - Facilities and fleet (scope 1 and 2): Nokia aims for decarbonization in its facilities and car fleet. Nokia achieved 96% renewable electricity across all owned and leased facilities in 2025 and continues its commitment to target 100% renewable electricity in its own facilities. As regards Nokia's car fleet, the aim is to reach the target for own operations' emissions by continuing to introduce low-emission vehicles and transitioning to 100% electric vehicles by 2030.
- Upstream - Embodied (scope 3, categories 1 and 2): Nokia will focus on reducing the embodied emissions of its products, for example by offering circular products, adding recycled material content into new products, and designing products that use less material, while having increased throughput capacity and functionality. At the same time, Nokia collaborates with suppliers on their journey to decarbonizing their own operations.
- Upstream - Logistics and business air travel (scope 3, categories 4 and 6): Nokia's action plans include optimizing transportation modes and route planning, use of decarbonized fuels in logistics, and reducing air freight.
- Downstream - Product use phase (scope 3, category 11): With 94% of emissions resulting from products in use in our customers' networks, the greatest efforts remain concentrated on product design and innovation, to reduce the power consumption and improve energy efficiency of products across Nokia's portfolio.
- Electricity grid (scope 3, categories 1 and 11): Nokia is engaging with stakeholders to push for grid decarbonization and provides digitalization solutions to support renewables generation and grid transformation in the energy sector. Nokia also collaborates with its value chain members on their own journey to transitioning to renewable energy sources as countries decarbonize their electricity grids.
- Governance, monitoring and reporting - Carbon removals: Credible, permanent carbon removals and storage are expected to be required to neutralize residual emissions to reach net-zero. Nokia has been examining credible solutions for carbon removals to support long-term net-zero targets. This examination has included a pilot to acquire the first carbon removal credits in 2025.

114 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Locked-in GHG emissions are understood as estimates of future GHG emissions that are likely to be caused by an undertaking’s key assets or products sold within their operating lifetime. As Nokia’s products are electricity-powered, the GHG emissions depend largely on the evolution of the energy system as a whole (see above scope 3, category 11). Nokia Group’s climate strategy, ambition and action plans address energy efficiency and circularity. Nokia’s business groups and functions are incorporating the decarbonization levers and key action plans in their investment and strategy planning processes. The net-zero pathway is integrated into Nokia’s overall product portfolio strategy, with the net-zero modeling targets aligned to these plans. For the expected main decarbonization levers, which include the key actions planned, Nokia has estimated and modelled their quantitative contributions to achieve the GHG emission reduction targets, covering the target years 2030 and 2040. Nokia assesses the progress of its GHG emission reduction targets and actions annually. In 2025, the base year values and other actions in the GHG emissions modeling have been re-calculated to include Infinera. The Infinera acquisition increased the 2019 base values by 3%. Otherwise, the overall modeling including the main decarbonization levers is planned to be updated every second year, with the next update expected in 2026. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 115 Nokia in 2025

Impact of transition and action plans on financial planning Nokia continues to invest in reducing GHG emissions generated in its own operations, as described in the previous section. These investments are not considered financially material in terms of overall investment. Most of Nokia’s emissions result from sold products, when in use by customers in relation to the energy use. Nokia considers energy efficiency to be one of the key factors in product competitiveness. Hence, the energy efficiency of Nokia’s products and solutions continues to be one of the key areas in its technology development. In 2025, Nokia invested EUR 4 855 million in research and development (R&D). Energy efficiency is integrated into overall product development, and costs and investments to improve energy efficiency of the product portfolio are not tracked separately, nor can they be separated as these are an integral part of Nokia’s technology and R&D investments. As stated above, Nokia is examining credible solutions for carbon removal to support long-term net-zero targets. The future financial impact of such solutions depends significantly on technology development, maturity of credible carbon removal markets, and carbon pricing fluctuation between 2025 and 2040. Based on net-zero modeling, maximum GHG emission comprising of scope 1, 2 and 3 emissions that is to be compensated in 2040, is 4 million tCO 2eq. With the EU Emissions Trading Scheme (ETS) price of EUR 86 per tCO 2eq as of 31 December 2025, this amounts to a total of EUR 344 million. Based on Nokia’s assessment, potential future investments in carbon removal units are recorded as intangible assets until utilized. Upon utilization of carbon credit units, the corresponding acquisition cost is expected to be expensed and recorded as operating costs. Many of the climate-related risk-response actions are business-as-usual activities. Other climate-related operating expenses, or capital expenditures such as restructurings, write-downs or impairment of assets due to climate change which would potentially have a material impact on financial planning, were not identified. No material risks related to access to capital are foreseen. In 2023, Nokia established a Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments, and successfully completed an inaugural EUR 500 million sustainability-linked bond. The Sustainability Performance Target in the framework is based on Nokia’s science-based target of a reduction of absolute GHG emissions across its value chain (scope 1, 2 and 3), measured in metric tons CO 2eq. The bond has a one-time redemption premium at maturity of EUR 4 million, in case Nokia does not meet its commitment to reduce its greenhouse gas emissions across its value chain (scope 1, 2 and 3) by 50% between 2019 and 2030. In 2024, Nokia signed a EUR 250 million loan agreement with the Nordic Investment Bank to co-finance Nokia’s investments in 5G and 6G research and development. These R&D initiatives aim to enhance productivity and drive advances in next-generation mobile networks, which are expected to improve the energy efficiency of next-generation products and reduce their weight, lowering the lifetime carbon footprint of Nokia products. In 2025, Nokia renewed its EUR 1.5 billion Revolving Credit Facility (“RCF”), which continues with a sustainability pricing mechanism linking the cost of the RCF to Nokia’s GHG emission reduction targets. The annual cost of the RCF will increase or decrease, depending on Nokia's progress towards reaching these targets. This RCF has a 5-year validity period, with two one-year extension options. Nokia has had a sustainability-linked RCF since 2019. As Nokia’s taxonomy-eligible economic activities under the climate objectives ‘Climate change mitigation’ or ‘Climate change adaptation’, as defined by the EU taxonomy regulation represent 0% of total revenue, Nokia’s climate transition, action or resource plans described in this section are not relevant to the economic activities and KPIs presented in the section ‘Disclosure under the European Union Taxonomy Regulation’ below. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 116 Nokia in 2025

Progress in implementing the transition plan and actions taken in 2025 Nokia’s total GHG emissions were 30 490 080 tCO2eq in 2025. This represents an increase of 17% over the previous year, and a 27% reduction compared to the base year 2019. Both the increase compared to the previous year, as well as the decrease from the base year 2019 were mainly driven by changes in scope 3 category 11 use of sold products. These GHG emissions increased by 16% compared to 2024, due to higher sales volumes, changed product mix and the Infinera acquisition. The category 11 emissions have decreased by 21% compared to the base year 2019. Comparing the actual emissions with linear modeling as presented below, the 2025 outcome is on track. GHG emissions (million tons CO2eq) Reported and targeted GHG emissions Scope 3 upstream (cat 1, 2, 4, 6), reported Nokia scope 1&2, reported Scope 3 downstream (cat 11), reported Targets Net-Zero linear reduction modelling 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 0 10 20 30 40 50 Own operations (scope 1 and 2) Scope 1 and 2 emissions decreased by 37% compared to 2024, and by 86% compared to the base year 2019. Nokia continued to increase use of renewable electricity to reduce scope 2 market-based GHG emissions, and reached 96% share of renewable electricity used in Nokia’s facilities. As an example of emissions reduction, the renewable usage of district cooling in Tampere, Finland was validated. Upstream: Embodied emissions (scope 3, cat 1 and 2) Nokia works closely with suppliers to improve supplier maturity around emissions measurement, target setting, roadmaps and good practice. For final assembly suppliers, Nokia is tracking the execution of their roadmap at business review meetings throughout the year, given their target to reach zero emissions by 2030 for their own scope 1 and 2 emissions. Nokia engages regularly with approximately 500 of its larger suppliers, taking into account the CDP Climate program cycle. In addition, close collaboration is pursued with Nokia’s Joint Design Manufacturing suppliers, as well as supplier categories with high emission intensity, such as semiconductor and PWB suppliers. In 2025, 390 of Nokia’s key suppliers responded to CDP’s request to disclose their climate performance information, while 258 also provided emissions-reduction targets. As a result of Nokia’s supplier engagement, a gradual reduction of Nokia’s scope 3 category 1 (Purchased goods and services) emissions has been observed since the base year. In 2025, the total supplier emissions (category 1) increased by 57% compared to 2024, and reduced by 66% compared to the base year 2019. Final assembly supplier emissions have increased by 32% compared to 2024, and reduced by 42% from the baseline year 2019. The main reasons for the year-on-year increase of category 1 emissions are: Infinera’s acquisition and the inclusion of its share of emissions in Nokia’s 2025 reporting (+9% impact), the increase in production volumes, and further data coverage improvement in suppliers’ own Scope 3 upstream emissions. Upstream: Logistics and business air travel (scope 3, cat 4 and 6) GHG emissions from scope 3 category 4 upstream transportation and distribution have increased by 39% compared to 2024, and have reduced by 42% compared to the base year 2019. The change from 2024 to 2025 was due to Infinera’s emissions being included in Nokia’s 2025 emissions, as well as to the increased volumes and air transportation during 2025, compared to the previous year. GHG emissions from scope 3 category 6 business travel were increased by 16% compared to 2024, and decreased by 55% compared to the base year 2019. The change from 2024 to 2025 was mainly due to the inclusion of Infinera’s emissions in the 2025 amount. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 117 Nokia in 2025

Downstream: Product use phase (scope 3, cat 11)
Many of Nokia's customers are intent on reducing their power consumption and their emissions. Nokia considers energy efficiency to be one of the key factors in product competitiveness. Some of Nokia's customers are also interested in examining new business opportunities that spring from decarbonization. These developments create new business opportunities for the company and Nokia is releasing and delivering innovations that cater for that demand.

One of the key actions required for reducing GHG emissions during the product use phase is product energy efficiency improvements in product development. Key actions taken in 2025 include:

- Nokia continued to improve the energy efficiency of its products through incremental, as well as generational hardware improvements;
- Key innovations, including:
  - Extreme deep sleep mode in 5G AirScale radios
  - AI-optimized RAN energy savings and KPIs
  - Traffic-aware sleep modes in mobile backhaul
  - Energy-efficient site solutions

GHG emissions from scope 3 category 11 "use of sold products" increased by 16% compared to 2024, and reduced by 21% compared to the base year 2019. The increase from 2024 to 2025 is due to higher sales volumes and a changed product mix. GHG emissions increased by 4% due to the inclusion of Infinera's emissions in 2025 reporting. This increase was offset by a 1% decrease in the global emission factor, which reflects the decarbonization development of the global electricity grid.

Nokia is using the global emission factor in calculating scope 3, category 11 emissions. Additionally, Nokia has engaged with its customers to collect information on their usage of renewable and other low-carbon electricity. This information was analyzed and compared to the development of the global emission factor. Based on this information, it appears that customers are shifting to low-carbon electricity solutions faster than the development of global grid decarbonization. With the development of reporting standards and data sharing practices, improvements in the future reporting of emissions to better reflect the development of Nokia's value chain seem possible.

Nokia's carbon footprint (scope 1, 2 and 3)


94%
use of sold products

Emission Source	Metric tons CO2eq	% of total	
Energy use in facilities and by fleet	56 764	0.2%	**Scope 1 and 2 market-based emissions**
Use of sold products	28 607 919	94%	**Scope 3 emissions**
Purchased goods and services	1 507 366	5%	
Upstream transportation and distribution	222 182	0.7%	
Capital goods	61 671	0.2%	
Business travel	34 178	0.1%	
Total scope 1, 2 and 3 emissions	**30 490 080**	**100%**	

Nokia's carbon footprint (scope 1 and 2)



Emission Source	Metric tons CO2eq	% of total	
Facilities, direct emissions	26 849	47%	**Scope 1 emissions**
Car Fleet	16 090	28%	
Facilities, indirect emissions from purchased energy, market-based	13 825	24%	**Scope 2 emissions**
Total scope 1 and 2 emissions	**56 764**	**100%**	

118 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Targets and progress towards achievement Nokia has set short-term, medium-term and long-term climate targets in key areas. Short-term and medium-term targets are put in place to track and show a pathway towards the long-term goal. Nokia has set the target to reach net-zero by 2040, covering scope 1, 2 and 3 GHG emissions. The GHG emission targets are for all Nokia business groups, covering various business activities, such as R&D, logistics, operations and suppliers. The targets do not have any geographical exclusions. The GHG emissions targets have been set to measure and track its progress against the net-zero target. The GHG emissions modeling presented in the section, ‘Transition plan and actions related to climate change policies’ show the targets for 2030 and 2040 and their decarbonization levers. For this modeling and target setting, the climate scenario of limiting global warming to 1.5°C in line with the Paris Agreement has been considered. The consistency and completeness of the near-term (2030) and long-term (2040) net-zero targets with Nokia’s GHG inventory boundaries is ensured by meeting the SBTi requirements and having the targets validated by SBTi. The baseline will be updated in line with Nokia financial reporting consolidation and environment data reporting principles whenever significant changes in business, such as mergers and acquisitions, and improvements in the data coverage and calculation take place. Nokia is one of the first 100 companies to have an approved SBT in 2017 and recalibrated SBT targets in 2021 to meet the 1.5°C criteria. Nokia's Net-Zero 2040 target was approved by SBTi in January 2025. Nokia is not excluded from EU Paris-aligned benchmarks. RE100 Target Nokia had set a target to use 100% renewable electricity in its own facilities by 2025. The target setting is based on the RE100 requirements for renewable energy purchasing and reporting criteria. No countries have been excluded from this target and the materiality threshold for exclusion allowed by RE100 was not used. In 2025, 96% of electricity was renewable in own and leased facilities and the target is not achieved. Of the outstanding 4%, 2.2% represents non-renewable electricity generated on the premises by natural gas fuel cell technology. The remaining 1.8% results from leased offices where renewable electricity procurement was constrained by country-specific limitations in the procurement and retirement options for renewable electricity (e.g. in certain instances, the landlord is responsible for purchasing the electricity for the building). Net-Zero target Nokia’s Net-Zero target is approved by SBTi. This includes Nokia’s commitment to reach net-zero GHG emissions across the value chain by 2040. The long-term target is to reduce absolute scope 1, 2 and scope 3 GHG emissions 90% by 2040 from a 2019 base year. Scope 3 includes the following significant categories to Nokia: category 1 – purchased goods and services, category 2 – capital goods, category 4 – upstream transportation and distribution, category 6 – business travel and category 11 – use of sold products. As defined in the current corporate Net-Zero standards (SBT) V1.2, after a company has achieved its long-term target to cut emissions, it can use permanent carbon removal and storage to counterbalance residual emissions up to 10%. The net-zero target also includes the near-term target to reduce scope 1, 2 and scope 3 categories 1, 2, 4, 6 and 11 GHG emissions 50% by 2030 from a 2019 base year. The progress is on track. Total GHG emissions increased by 17% compared to 2024, and decreased 27% compared to the base year 2019. Additionally, Nokia has the following interim and sub-targets: ▪ GHG emission reduction of 80% from scope 1 and scope 2 market-based emissions by 2025 from a 2019 base year ▪ GHG emissions reduction of 90% from scope 1 and scope 2 market-based emissions by 2030 from a 2019 base year ▪ Nokia’s final assembly suppliers (part of scope 3 category 1) reach zero emissions by 2030 from a 2019 base year ▪ Nokia’s suppliers (scope 3 category 1) reduce GHG emissions by 50% by 2030 from a 2019 base year ▪ Nokia’s logistics' GHG emissions (scope 3 category 4) reduced by 73% by 2030 from a 2019 base year. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 119 Nokia in 2025

Progress towards ESG targets in 2025

Target year	Base year	Base value[1]	Target	2025 results	Target status
E1: Climate change					
2030/ 2040	2019	41 772 357	SBT Net-Zero: Overall Net-Zero target: Nokia commits to reach net-zero greenhouse gas emissions across the value chain by 2040. Near-term target: Nokia commits to reduce absolute scope 1, 2 and 3 GHG emissions 50% by 2030 from a 2019 base year. Long-term target: Nokia commits to reduce absolute scope 1, 2 and 3 GHG emissions 90% by 2040 from a 2019 base year.	Emissions covered by SBT Net-Zero were 30 490 080 tons CO2eq, which represents a 27% reduction from 2019. Outcome is close to net-zero linear reduction modelling. Given Nokia's business and market conditions, it might be possible to be above trajectory again in the future.	On track
2030	2019	74 996	Nokia's final assembly suppliers reach zero emissions (part of scope 3 category 1) by 2030.	Nokia's final assembly suppliers' emissions were 43 440 tons CO_2eq, which represents a 42% reduction from 2019.	On track
2030	2019	4 479 736	Nokia's suppliers reduce GHG emissions (scope 3 category 1) by 50% by 2030.	Nokia's suppliers' emissions were 1 507 366 tons CO_2eq, which represents a 66% reduction from 2019. However, as this includes emissions data from hundreds of suppliers and the quality of allocated emissions data has been of concern, Nokia acknowledges that some of the reductions may be due to the quality of the data reported.	On track
2030	2019	381 039	Nokia's logistics' GHG emissions (scope 3 category 4) reduced by 73% by 2030.	Nokia's logistics' emissions were 222 182 tons CO_2eq, which represents a 42% reduction from 2019.	On track
2025	2019	401 741	GHG emission reduction of 80% from scope 1 and scope 2 market-based emissions from a 2019 base year.	GHG reduction of 86% from scope 1 and 2, including 89% reduction of Nokia facilities' GHG emissions compared to 2019.	Achieved
2030	2019	401 741	GHG emissions reduction of 90% from scope 1 and scope 2 market-based emissions from a 2019 base year.	GHG reduction of 86% from scope 1 and 2, including 89% reduction of Nokia facilities' GHG emissions compared to 2019.	On track
2025	2021	53%	Use 100% renewable electricity in Nokia's own facilities (RE100).	In 2025, 96% of electricity was renewable in own and leased facilities, and the target was not achieved. The cap to 100% is due to electricity generation by fuel-cells using natural gas (2.2%), and from leased offices (1.8%) with constrains and limitations in the procurement and retirement options.	Not achieved

(1) The GHG emissions base values for 2019 have been revised to include Infinera's emissions, as described in the 'Reporting principles for metrics'.

120 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Disclosure tables

Energy consumption per source related to own operations

Energy consumption (MWh)	2025	2024
Total energy consumption from renewable sources	**912 318**	**728 242**
Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources	911 830	727 802
Consumption of self-generated non-fuel renewable energy	488	440
Percentage of renewable sources in total energy consumption (%)	80%	72%
Total energy consumption from fossil and nuclear sources	**221 359**	**276 964**
Fuel consumption from crude oil and petroleum products	48 259	1 012
Fuel consumption from natural gas	124 791	111 954
Consumption of purchased or acquired electricity, heat, steam, or cooling from fossil and nuclear sources	48 309	163 998
Percentage of fossil sources in total energy consumption (%)	20%	28%
Total energy consumption related to own operations	**1 133 677**	**1 005 206**

The 2025 values in the above table includes facilities and car fleet. The 2024 comparative value excludes energy consumption related to car fleet, which was estimated to amount to max 5% of the total energy consumption presented in the table. The inclusion of energy consumption related to the car fleet in 2025 explains the majority of the increase in fuel consumption from crude oil and petroleum products, compared to the 2024 reported amount.

Energy consumption in Nokia facilities, fleet and of the sold products

Energy consumption (MWh)		
Energy consumption by type in Nokia facilities	**2025**	**2024**
Electricity	870 341	817 049
Heating	25 649	24 993
Cooling	64 636	50 198
Fossil gas	124 792	111 954
Fossil oil	1 018	1 012
Biofuel	0	0
Total	**1 086 436**	**1 005 206**
Direct and indirect energy consumption in Nokia facilities	**2025**	**2024**
Direct energy	125 809	112 966
Indirect energy	960 627	892 240
Total	**1 086 436**	**1 005 206**
Energy consumption in Nokia fleet	**2025**	**2024**
Car fleet	47 241	Not reported
Energy consumption outside of Nokia	**2025**	**2024**
Energy consumption of the sold products	61 868 340	53 077 484

Production of non-renewable energy and renewable energy

Energy production (MWh)	2025	2024
Non-renewable energy production	19 204	15 377
Renewable energy production	488	440
Total energy production	**19 692**	**15 817**

Gross scopes 1, 2, 3 and Total GHG emissions

Scope 1 GHG emissions (tCO2eq)	2025	2024
Gross scope 1 GHG emissions (tCO2eq)	**42 939**	**38 447**
Facilities - Manufacturing processes and fuel combustion (stationary and mobile sources)	26 357	20 523
Facilities – Hydro-Fluoro-Carbon (HFC) refrigerants	493	713
Car fleet	16 090	17 211
Scope 2 GHG emissions (tCO2eq)	**2025**	**2024**
Gross scope 2 location-based GHG emissions (tCO2eq)	**320 200**	**313 865**
Purchased electricity	304 698	299 370
Purchased cooling	9 691	8 833
Purchased heating	5 811	5 662
Gross scope 2 market-based GHG emissions (tCO2eq)	**13 825**	**52 051**
Purchased electricity	3 628	39 267
Purchased cooling	6 204	8 833
Purchased heating	3 993	3 951
Significant scope 3 GHG emissions (tCO2eq)	**2025**	**2024**
Total gross indirect (scope 3) GHG emissions (tCO2eq)	**30 433 316**	**25 921 110**
1 Purchased goods and services	1 507 366	962 134
2 Capital goods	61 671	33 207
4 Upstream transportation and distribution	222 182	160 178
6 Business travel	34 178	29 547
11 Use of sold products - (with global average factor)	28 607 919	24 736 044
Total GHG emissions (tCO2eq)	**2025**	**2024**
Total scope 1 and 2 (location-based) GHG emissions (tCO2eq)	363 139	352 312
Total scope 1 and 2 (market-based) GHG emissions (tCO2eq)	56 764	90 498
Total scope 1, 2 and 3 (location-based) GHG emissions (tCO2eq)	30 796 455	26 273 422
Total scope 1, 2 and 3 (market-based) GHG emissions (tCO2eq)	30 490 080	26 011 608

121 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Reported and targeted GHG emissions

	Retrospective					Milestones and target years		
Scope 1 GHG emissions (tCO2eq)	**2025**	**2024**	**2019 (base year)[1]**	**YoY change %**	**Current year vs base year change %**	**2025**	**2030**	**2040**
Scope 1 GHG emissions (tCO2eq)	42 939	38 447	50 711	12 %	(15)%	N/A	N/A	N/A
Scope 2 GHG emissions (tCO2eq)	**2025**	**2024**	**2019 (base year)**	**YoY change %**	**Current year vs base year change %**	**2025**	**2030**	**2040**
Gross scope 2 market-based GHG emissions (tCO2eq)	13 825	52 051	351 030	(73)%	(96)%	N/A	N/A	N/A
Total scope 1 and 2 market-based GHG emissions (tCO2eq)	**56 764**	**90 498**	**401 741**	**(37)%**	**(86)%**	**80 348**	**40 174**	**N/A**
Significant scope 3 GHG emissions (tCO2eq)	**2025**	**2024**	**2019 (base year)**	**YoY change %**	**Current year vs base year change %**	**2025**	**2030**	**2040**
1 Purchased goods and services	1 507 366	962 134	4 479 736	57%	(66)%	N/A	2 239 868	N/A
2 Capital goods	61 671	33 207	160 932	86%	(62)%	N/A	N/A	N/A
4 Upstream transportation and distribution	222 182	160 178	381 039	39%	(42)%	N/A	102 881	N/A
6 Business traveling	34 178	29 547	75 711	16%	(55)%	N/A	N/A	N/A
11 Use of sold products	28 607 919	24 736 044	36 273 197	16%	(21)%	N/A	N/A	N/A
Total scope 3 GHG emissions (tCO2eq)	**30 433 316**	**25 921 110**	**41 370 616**	**17%**	**(26)%**	**N/A**	**N/A**	**N/A**
Total GHG emissions (tCO2eq)	**2025**	**2024**	**2019 (base year)**	**YoY change %**	**Current year vs base year change %**	**2025**	**2030**	**2040**
Total GHG emissions (market-based) (tCO2eq)	**30 490 080**	**26 011 608**	**41 772 357**	**17%**	**(27)%**	**N/A**	**20 886 178**	**4 177 236**

(1) The GHG emissions base values for 2019 have been revised to include Infinera's emissions, as described in the 'Reporting principles for metrics'.

Additional information on gross scopes 1, 2 and 3 GHG emissions

Scope 2 GHG emissions (%, tCO2eq)	**2025**	**2024**
Percentage of contractual instruments used for the purchase of energy	89%	81%
Biogenic emissions of CO2 from combustion or bio-degradation of biomass not included in scope 2 GHG emissions, tCO2eq	2 505	2 357
Scope 3 GHG emissions (%)		
Percentage of GHG scope 3 calculated using primary data	96%	97%

Emissions intensity based on net revenue and car fleet kilometers

Emissions intensity	**2025**	**2024**
Total scope 1, 2 and 3 GHG emissions intensity, location-based (tCO2eq per net sales EURm)	1 548	1 367
Total scope 1, 2 and 3 GHG emissions intensity, market-based (tCO2eq per net sales EURm)	1 533	1 353
Total scope 1 and 2 GHG emissions intensity, market-based (tCO2eq per net sales EURm)	3	5
Car fleet (gCO2eq/vehicle-km)	80	82

The denominator in the calculation of the GHG emissions intensity metrics is net sales as presented in Nokia's consolidated income statement.

122 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Reporting principles for metrics Nokia’s Environmental data handbook (an internal document) defines the key data collection and reporting principles, including for example, data boundaries, data collection methodologies, used tools, and emission factors. The key reporting methodologies and principles are explained in this section. Infinera acquisition impact on the metrics Infinera is included in the reported metrics for 2025 from the effective date of the acquisition, i.e. the beginning of March 2025. Comparative information for 2020-2024 presented in this section excludes Infinera, in line with the basis for preparation of the Sustainability Statement. The GHG emissions related target base values for 2019 have been revised to include Infinera’s GHG emissions for the full year 2019. These base value emission were estimated based on Infinera’s reported emissions for the reporting years 2020-2024, and recalculated according to Nokia’s reporting principles. The Infinera acquisition increased the 2019 base values by 3%. Energy consumption Energy data covers stationary and mobile sources’ combustion of fuels, consumption of electricity, heat, and cooling in facility operations, as well as energy consumption related to car fleet. Energy consumption data is typically collected from facility-level responders, obtained from invoices or metered data. For facilities with no data availability, usage of 2025 data is estimated with data gap corrections or by employing annual intensity factors based on kWh/m2 (electricity and natural gas), as calculated from the reporting sites, thereby accounting for 100% (2024: 100%) of Nokia facilities. Subleased areas are not covered in the facility data. Car fleet energy consumption is calculated from GHG emissions with factors defined by the European Environment Agency. GHG emissions Nokia’s approach to measuring greenhouse gas emissions follows the Greenhouse Gas (GHG) Protocol developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). Nokia uses the following three standards: ▪ The Greenhouse Gas Protocol, A Corporate Accounting and Reporting Standard; ▪ GHG Protocol, scope 2 guidance, An amendment to the GHG Protocol Corporate Standard; and ▪ Corporate value chain (scope 3), Accounting and reporting standard, Supplement to the GHG Protocol Corporate Accounting and Reporting Standard. The GHG Protocol defines three scopes of CO2eq emissions: ▪ Scope 1 – direct emissions, from sources owned or controlled by the company ▪ Scope 2 – indirect emissions, from the consumption of purchased electricity, heat, and/or steam (location-based and market-based) ▪ Scope 3 – indirect emissions, as a consequence of the activities of the company, but from sources not owned or controlled by the company. Nokia reports the emissions as carbon dioxide equivalents (CO2eq), as per GHG Protocol’s guidance. CO2eq is the universal unit of measurement to indicate the global warming potential (GWP) of the greenhouse gases in the Kyoto protocol, expressed in terms of the GWP of one unit of CO2eq. Nokia uses International System of Units (SI) in reporting and one ton CO2eq is equivalent to 1000 kg CO2eq. Nokia uses the operational control approach for setting organizational boundaries for its GHG emissions inventory. It uses emission factors available at the beginning of the reporting year for scope 1, 2 and 3 calculations. Where emission factors developed by the International Energy Agency, OECD/IEA are used, the emission calculations have been prepared by Nokia and do not necessarily reflect the views of the International Energy Agency. Scope 1 emissions Direct CO2eq emissions from Nokia facilities include: GHG emissions resulting from the combustion of oil and gas within Nokia facilities, process emissions, and minor direct releases of GHGs associated with refrigerant leakage from facilities’ cooling systems and firefighting equipment. Direct CO2eq emissions from Nokia’s car fleet are tracked by obtaining information from country-specific leasing suppliers, which are consolidated into one system. The emissions calculation is based on actual driven mileage and official CO2eq emission value per km of each car make and model. Applicable emission factors are sourced from car manufacturers. In case the distance traveled is not available from the leasing supplier, the budgeted annual mileage in the leasing contract is used for calculation. The coverage of primary emissions has been estimated to include 95% of the total emissions from Nokia’s car fleet, and the remaining 5% has been included as an estimate in the reported value. Scope 2 emissions Indirect CO2eq emissions include emissions from purchased electricity, heating, and cooling. As per GHG Protocol definitions, the location-based accounting method quantifies scope 2 GHG emissions based on average energy generation emission factors for defined locations, including local, subnational, or national boundaries. Location-based emission factors are obtained from EPA eGrid for the USA. For all other countries, IEA Emission factors developed by the International Energy Agency, OECD/IEA are used. The market-based accounting method quantifies scope 2 GHG emissions based on the emissions emitted by the generators from which the reporter contractually purchases electricity bundled with instruments, or unbundled instruments on their own. In Nokia’s case, applicable market-based residual emission factors are employed for sites located in Europe (obtained from the Association of Issuing Bodies (AIB)), the USA and Canada (obtained from Green-e). Those sites that purchase certified renewable electricity are assigned an emission factor of zero, based on the quantity of green energy employed. If supplier-specific emission factors are not available, location-based emission factors are applied. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 123 Nokia in 2025

GHG emissions associated with purchased steam and heat are calculated employing the applicable EPA emission factor, which is based on the assumption that natural gas was used to fuel a boiler exhibiting an efficiency of 80%. GHG emissions associated with purchased chilled water and cooling are calculated employing the same country emissions factors as electricity, based on an assumed efficiency of 100%. Scope 3 emissions For significant scope 3 categories, the calculation methodology for estimating emissions is described. For non-relevant scope 3 categories, an explanation of exclusion is provided. The significance of each category has been determined based on reporting threshold, relevance for Nokia business, externally published targets, and stakeholder interest. The estimated share of the excluded scope 3 categories is less than 2% of Nokia’s total reported GHG emissions. Scope 3 categories included in the reported GHG emissions are: ▪ Purchased goods and services (category 1): final assembly suppliers, and other suppliers. Nokia reports its supplier’s scope 1, 2 and 3 upstream emissions. Final assembly supplier scope 1 and 2 data is collected directly from those suppliers. Other suppliers’ CO2eq emissions are reported based on data collected with CDP Climate Survey. The data collected from Nokia’s suppliers covers 62% of supplier spend in 2025. For the remaining share, the emissions are extrapolated based on Nokia’s total spend. The 2025 disclosure is based on the latest CDP data representing the suppliers’ year 2024 emissions. Nokia uses a hybrid method, using emissions allocated for Nokia by the suppliers, and also intensity based (GHG/€) allocation, where allocated emissions were not available, or allocation was not reliable, based on different internal quality measures. To avoid double counting, the following data is excluded from this category: scope 1 (from car fleet), scope 3 category 4 (upstream transportation and distribution), and scope 3 category 6 (business air travel). Nokia acknowledges that this emission category 1 includes uncertainties, as suppliers’ own reporting and allocation emissions to Nokia is of variable quality. ▪ Capital goods (category 2): Scope 3 category 1 and 2 are calculated together. Category 2 is separated from category 1 emissions and reported based on property, plant and equipment (PPE) additions. ▪ Upstream transportation and distribution (category 4): Data includes emissions from inbound and outbound logistics paid by Nokia. Reporting is done in real weight, by using the EPA’s CO2eq emission factors or logistics supplier’s own factors. ▪ Business travel (category 6): emissions are reported for business air travel, which has the biggest impact out of all business travel modes. Travel information is obtained from our assigned Travel Agencies. Supplied data includes distance traveled, delineated by flight distance ranges and cabin class. Data from travel agencies is consolidated in a system which is used to calculate emissions from air travel. Emissions factors are obtained from EPA. ▪ Use of sold products (category 11): The calculation formula is the following: Σ [total lifetime expected uses of products (hours) x number of products sold in reporting period x product power consumption (kW) x emission factor for electricity (kg CO2eq/kWh)]. The data covers hardware products. Product use time varies between 6 and 15 years, depending on the products. Energy use calculations are based on product group specific standards, for example, by ETSI, wherever standards have been published. Calculations are based on the assumption that all products are powered by grid electricity. We use the IEA’s latest world average CO2eq emission factor available in the beginning of the reporting year. The share of energy consumption and GHG emissions from the products covered by this data is estimated to be over 98% of the total sold products in 2025. The remaining share has been included in the reported value as an estimate. Scope 3 categories not included in the reported GHG emissions are: ▪ Fuel and energy-related activities not included in scope 1 and 2 (category 3): not reported,as emissions evaluated to be non-material. ▪ Waste generated in operations (category 5): not reported as emissions are evaluated to be non-material. ▪ Employee commuting (category 7): not reported, as emissions are evaluated to be non-material. ▪ Upstream leased assets (category 8): not reported, as leased vehicles and facilities are included in scope 1 and 2 emissions. ▪ Downstream transportation and distribution (category 9): not assessed, as Nokia reports transportation paid by Nokia, see scope 3 category 4. ▪ Processing of sold products (category 10): not considered relevant because processing is not required for sold Nokia products. ▪ End-of-life treatment of sold products (category 12): not reported, as emissions are evaluated to be non-material. ▪ Downstream leased assets (category 13): not reported, as emissions are evaluated to be non-material. ▪ Franchises (category 14): not applicable, as Nokia does not have franchises. ▪ Investments (category 15): not reported, as emissions are evaluated to be non-material. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 124 Nokia in 2025

Resource use and circular economy (ESRS E5)

Material impacts, risks and opportunities related to resource use and circular economy

The double materiality assessment showed that resource inflows, resource outflows and waste are material sub-topics for Nokia.
The following table describes the related material impacts, risks and opportunities, as well as how these are managed by Nokia.

Sub-topic	Material impacts, risks and opportunities	Management
Resources inflows, including resource use	**Positive impact:** Secondary use of Nokia's products and the use of secondary materials in Nokia's products prevent generation of waste, contribute positively to material availability and land use.	Besides Nokia's supplier requirements, business groups are looking for opportunities to reduce the dependency of virgin materials, continuously increase recycled content in our products and packaging, as well as increase use of refurbished secondary products. Nokia has targets in place to increase the recycled content in sourced mechanical materials with the highest use. In addition, Nokia has a packaging target to increase recycled content and recyclable materials in packaging.
Resources inflows, including resource use	**Negative impact:** High use of primary raw materials in Nokia hardware components, where mining and melting of virgin materials has significant negative environment impacts, including waste.	Nokia manages and tries to minimize this negative impact the same way as it manages the above positive impact.
Resources inflows, including resource use	**Risk:** Nokia hardware products are dependent on various minerals and other virgin substances. If global consumption continues to grow, it may lead to material scarcity likely resulting in increased prices.	Nokia manages this risk the same way as it manages the above positive and negative impacts.
Resource outflows related to products and services	**Positive impact:** Applying circular design and business principles increase the recyclability of Nokia's products, which further enables recycling of the products and the raw materials contained in them.	Nokia has a Design for Environment program in place, which provides R&D teams with guidelines regarding the balances involved in the choice of materials when improving durability, dismantling, repairability, recyclability as well as product weight and supply risk. Reliability, product lifetime and serviceability are very much part of the technical requirements for each product. Nokia aims to continue its Design for Environment program, particularly taking into consideration the evolution of product materials (incl. recycled metals and plastics) and their availability, as well as materials efficiency improvements.
Resource outflows related to products and services, Waste	**Negative impact:** Nokia sells to its customers a significant amount of hardware products which, at the end of their lifecycle, will become electronic waste, unless handled and recycled appropriately.	Most of Nokia's products have a design life between 10 and 15 years, with some of our products remaining in extended service for more than 20 years. Nokia has environmentally beneficial circularity practices in place, such as product take-back, refurbishment and recycling services. Nokia Circular Products and Services consists of four modules that can be customized to meet E2E customer requirements These include Asset Recovery, Circular Products and Parts, Refurbishment Service and Recycling Service. These are explained further in 'Actions' within the ESRS E5 section.
Waste	**Positive impact:** Reduction or prevention of waste generation in Nokia's own operations and value chain, including appropriate handling and recycling of its products contributes positively to material availability and land use.	Nokia aims to improve waste management practices across the value chain. This includes minimization of waste creation and maximization of waste utilisation to reduce landfill. The progress is measured and tracked by circular metrics to guide Nokia's operational circularity journey. In 2024, Nokia set new sustainability targets for packaging, recognizing it as an important area for reduce and prevent negative impacts on land use and biodiversity.

125 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Nokia’s approach to determining material impacts, risks and opportunities is described under the ‘General information’ section. When identifying, assessing and scoring impacts, risks and opportunities related to the circular economy and resource use, Nokia uses information and data from its Environmental Management System and existing reporting. Nokia has a ISO 14001 certified Environmental Management System in place for identifying environmental aspects and impacts and related risks and opportunities, which are then reviewed annually. This process covers all business activities and is described in further detail in the ‘Climate Change (ESRS E1)’ section. Data on waste, circularity, material usage, and recycled content served as the foundation for assessing Nokia's direct and indirect impacts on the circular economy and resource utilization, as well as for evaluating the scale and scope of these impacts. During 2025, out of Nokia’s four business groups, Mobile Networks and Network Infrastructure had the largest direct and indirect impact on the identified positive and negative material impacts, as well as the potential effect of the risk. Nokia’s main hardware products are telecommunication products that are comprised of technical components including minerals, metals and polymers. Product packaging materials include wood- and plastic-based materials. Policies Nokia looks at circularity holistically. From that perspective, circularity includes manners in which usage of non-virgin materials can be increased in the creation of new products and packaging, as well as how maximum waste circularity can be achieved in Nokia's operations and value chain. Material efficiency, the optimized use of resources, and digitalization are key contributors to increasing circularity. Nokia’s strategy to increase operational circularity follows the classic waste hierarchy. The first principle of the hierarchy is always the avoidance of waste, which Nokia does through digitalization, operational efficiency and product life extension. As complete dematerialization is unachievable in this industry, good waste management practices are important. Nokia’s Code of Conduct and Environmental policy covers its commitment to the environment in its own operations, supply chain and business relationships. Matters related to circular economy and resource use are part of the general management process, and environmental considerations are incorporated into relevant business planning, decision making, implementation and tracking activities. Through its policies and management systems, Nokia seeks to reduce the negative environmental impacts of its products and services throughout their life cycle. Nokia collaborates with its suppliers, customers, and other stakeholders with the aim of minimizing the potential negative environmental impacts of its technology, as well as maximizing the potential of its technology to be used for the good of the environment and society. Refer to the section General information, ‘Policies adopted to manage material sustainability matters’ for further information regarding Nokia’s policies. Product development and Design for Environment The environmental goals and activities of Nokia are aimed at applying product life cycle thinking to minimize environmental impacts as early as possible in the product design and development process. Nokia’s Design for Environment guideline addresses regulatory, customer and Nokia requirements for designers to make choices in line with the company policy and goals for environment. In practice, Design for Environment uses design practices aiming to achieve: ▪ minimized material and energy use, ▪ maximized reuse and recycling, ▪ minimized use of materials detrimental to the environment, ▪ equipment designed to be easily or remotely maintainable or maintenance-free. Packaging Nokia has outlined the packaging requirements and standards it recommends, including Original Equipment Manufacturer (OEM) packaging and shipping to Nokia facilities or customers. The guidelines have dedicated environmental requirements, such as Design for Environment principles, banned or not recommended/allowed materials, reuse of packaging materials, proper identification, and compliance to waste directives. This last aspect covers the end-to-end process: inflows, outflows and waste minimization, such as reuse and recycling. There are two other relevant guidelines in addition to the ones discussed above. Nokia’s Guideline to the Reuse of Packaging Material is a significant cost-saving option that will also contribute to environmental impact, though this is more related to outflows and circularity. Factory-inbound packaging guidelines include requirements for Nokia’s suppliers regarding packaging materials utilized for inbound goods sent to Nokia manufacturing facilities. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 126 Nokia in 2025

Waste management Electronic Waste Management guidelines outline Nokia’s minimum environmental and health and safety requirements for e-waste management, to ensure that the appropriate regulatory requirements and best practices for e-waste management are in place to limit the impact on human health and the environment and avoid significant future liability, litigation and expenses. The basis of the Environmental Management Systems in Real Estate (“RE”) and the requirements of ISO 14001 standard are described in the Guidelines for facilities’ waste management. The guidelines give an overview of how Nokia’s Real Estate’s activities and procedures are managed from an environmental perspective. Nokia has set minimum requirements for waste management within its facilities, in order to meet its Real Estate related targets. Waste is a significant environmental aspect for Nokia, particularly waste from its facilities, and these guidelines set out the responsibilities, requirements, tools, training, and resources available to support the implementation of good waste management practices. These guidelines apply to all Nokia facilities including manufacturing, R&D, and offices globally. In the area of network installation services, Nokia conducts environmental impact assessments based on the contractual terms agreed with customers. Supplier requirements Nokia expects its suppliers to adhere to its Third-Party Code of Conduct and provides them with its Supplier Requirements, including the Responsible Business Alliance’s Code of Conduct and Nokia-specific sustainability requirements. These requirements are covered in further detail in the sub-section ‘Supplier requirements’ within the Climate change (ESRS E1) section. On top of this industry standard, in the area of environmental management, there are also several Nokia-specific requirements toward Nokia’s suppliers: ▪ Environmental Management System Hardware suppliers for product materials and final-assembly suppliers are required to have a documented Environmental Management System (EMS) ensuring the effective planning, operation and control of environmental aspects. The system shall satisfy the requirements of ISO14001 or other internationally recognized standards. Suppliers who provide materials that are embedded into Nokia products need to be certified by a third party as compliant with ISO14001. ▪ Raw Material Content Data Management Suppliers shall comply with material restrictions, as set by applicable law and by Nokia, and continuously maintain records of full raw material content data (materials, substances and compounds) of products supplied to Nokia, or of materials used in implementing the services provided to Nokia. These records, including any updates, must be provided to Nokia in a specified format. ▪ Design for Environment requirements Suppliers shall consider environmental aspects in all phases of their product development, using, for example, specific Design for Environment methods or checklists. Suppliers must comply with Nokia’s product environmental requirements, e.g. the Nokia Substance List. Choices made during these product development phases must, whenever possible, reduce or eliminate negative environmental impacts. All reasonable attempts must be made to reduce or eliminate hazardous constituents from the product, to promote the efficient use of materials (i.e. to reduce waste), to improve the energy efficiency of the product and to promote recycling. ▪ Recycled content Suppliers shall track their recycled/scrap origin materials contents and strive to reduce their use of virgin materials. ▪ Waste management Suppliers shall record information about waste management (i.e. how much, and where, waste is reused, recycled, energy recovered, sent to landfill) and provide this information to Nokia upon request. Nokia also has Environmental Requirements and Guidelines for Nokia Products that apply to all designs, products, parts, modules, components and packaging materials. This document lists the most significant global environmental regulations and introduces Nokia’s environmental requirements. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 127 Nokia in 2025

Actions

Circularity strategy refresh: Driving Efficiency

In 2025, Nokia refreshed its circularity strategy, planned to be implemented in 2026 to guide Nokia's future actions. Nokia's circularity strategy, presented in the Infinity Loop, is a comprehensive approach for the upcoming years to reducing environmental impact and fostering a circular economy. By focusing on improving resource efficiency, reducing virgin material usage, minimizing waste, and scaling up circular business models, Nokia is aiming to create long-term value while addressing resource use challenges.

The strategy builds on Nokia's foundation in this area. It considers every stage of the product lifecycle and main operations across the value chain. It presents five areas where Nokia is planning to continue and further strengthen its actions with the aim of increasing efficiency of operations: Use less, Waste less, Use longer, Scale up.

Products

In connectivity infrastructure, service availability is mission-critical. Reliability, product lifetime and serviceability are very much part of the technical requirements for each product. Nokia's Design for Environment program helps developers in selecting materials, balancing factors such as durability, ease of dismantling, repairability and recyclability, product weight, supply risk and energy efficiency. Nokia is continuously taking into consideration the evolution of product materials, including recycled materials and plastics and their availability, material efficiency improvements, and product portfolio roadmaps.

In the area of product hardware take-back inflows, Nokia business groups have Circular Operations teams to manage take-backs, with established practices and principles. During 2025, Nokia continued its product take-back program. The goal is to increase circularity throughout the value chain via refurbished products. This is in addition to typical repair services, which may also utilize some of these circular solutions.

Nokia's circularity strategy refresh: Infinity Loop



1 Use Less
Reduce the total weight of virgin materials used
3 Waste Less
Reduce non-circular waste generated
Nokia Framework for Circular Transition Strategy
1.1 Design & develop circular products
1.2 Source sustainable materials responsibly
1.3 Package products sustainably
3.2 Recycle & turn waste into value
3.1 Take back/buy back products & components
3.3 Partner to drive waste reduction
5 Be Efficient
Connect more, Use less
5.1 Use technology to drive progress
5.2 Measure what matters
4.3 Co-develop knowledge & standards
4.1 Scale circular business models
4.2 Enable circular industries
2.1 Extend life of hardware through repair & maintenance
2.2 Enhance hardware longevity with optimized software solutions
2.3 Refurbish hardware & reuse components
4 Scale Up
Increase financial benefits from circular products and services
2 Use Longer
Extend the total effective lifetime of products

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

128 Nokia in 2025

Nokia has a portfolio offering a set of modules that can be customized and combined to fit specific customer needs as follows: ▪ Asset Recovery - helping operators to eliminate surplus/ excess units resulting from network modernization or swaps ▪ Circular Products and Parts - enabling customers to expand their network using circular/refurbished products ▪ Refurbishment Service - enabling operators to extend the lifecycle of their network and products ▪ Recycling service - helping operators manage e-waste and reduce landfill according to international standards and regulations Engagement with suppliers Nokia has various engagement programs with suppliers on the subject of the environment, and specifically on waste and recycled material contents. Its current due diligence involves on-site audits with the suppliers. These include Environmental Management System reviews and interactions, as well as site tours. Nokia’s supplier-related monitoring, assessment and auditing activities also include EcoVadis assessments. These are online assessments which include the evaluation of environment-related policies, procedures and controls. Nokia also has focused improvement programs with suppliers, such as recycled material content to raise supplier awareness, and work on continuous improvement for increasing recycled origin aluminum, steel, copper and polymerics in Nokia products. With final assembly suppliers, Nokia is also working on increasing its waste circularity rate to 95%. The focus is to divert waste that would end up in landfill or incineration without energy recovery to waste that is reused, recycled or incinerated with energy recovery. Packaging Nokia has continued and plans to further continue actions to increase the usage of recycled content in packaging materials where possible without negatively affecting the structural integrity and protection of the shipped products; at the same time ensuring that the materials used are recyclable and fostering circularity of the system. The business groups have researched sustainably sourced materials that could be used (such as molded pulp and thermoformed plastics with high recycled material content) and continue to further eliminate materials with recyclability issues, such as polystyrene or polyurethane, while minimizing the use of single use plastics where possible. Nokia intends to continue maximizing the recyclability of its packaging materials for optimized circularity. Nokia has set new targets to increase recyclable packaging and recycled packaging material content, as well as to limit plastic packaging. Waste management In addition to the described actions related to the products, supplier operations and packaging, Nokia continues driving circularity of operational waste in facilities and site installation operations. One of the focus areas in 2025 was the site installation waste. Tracking and reporting of Radio site installation waste is under continuous development to improve Radio site waste management. Through a better understanding of regional and country waste management, Nokia can drive improvement and benchmark sites against the Nokia target of 95% waste circularity. Through advances in packaging design and recyclability, regional waste management requirements and existing country infrastructure, as well as by improving existing subcontractor contractual requirements related to sustainable waste management, site waste circularity rates are expected to continue to improve. By continuing the successful Radio site waste circularity project launched in 2024, Nokia is constantly improving the global framework regarding waste management in site installations. A successful pilot with Nokia’s subcontractors in the MEA region during 2025 demonstrates that by raising awareness and providing guidance waste disposal practices can be enhanced and data accuracy can be improved. Targets and progress towards achievement Conclusive scientific evidence confirms that implementing diverse environmental targets, such as improving resource efficiency, increasing recycled content in products and packaging, promoting circularity and minimizing waste, helps to protect and sustain a healthy environment. Nokia has set external targets to measure and track its progress against the identified material impacts and risks covering resource inflows and outflows. Recycled content in products Nokia has set a target to increase recycled content in sourced mechanical materials: Target in 2030: 90% Cast aluminum used in mechanical parts Target in 2030: 50% Wrought aluminum, steel and copper alloys, as well as polycarbonate plastics used in mechanical parts These targets cover materials with the highest mass-based use across Nokia products. In 2025, Nokia reached recycled materials content levels of 52% cast aluminum, 22% wrought aluminum, 22% stainless steel, 15% low alloy steel, 10% copper alloys and 4% polycarbonate plastics. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 129 Nokia in 2025

Waste circularity

Nokia has set a target to increase its waste circularity rate. The purpose is to improve waste management practices by maximizing waste utilization and minimizing its disposal.

Target in 2030:

95%

Circularity rate, including waste from Nokia's offices, labs, manufacturing, site installation, product take-back and final assembly suppliers.

The annual waste circularity outcome for 2025 was

90%

Nokia has recognized areas where a high circularity rate has already been achieved, and also areas requiring further action. There are still data gaps to be closed, as described in the reporting principles.

Product packaging

Nokia has set packaging targets, which will be measured for the first time starting from the reporting year 2025 (with 2024 as the base year).

Target in 2030:

Ensure all packaging is

100% recyclable

In 2025, Nokia reached 98% packaging recyclability level.

Target in 2030:

Cardboard and plastic packaging materials to contain at least

50% recycled content

In 2025, Nokia achieved 50% recycled content in cardboard and plastic packaging materials, meeting its target.

Target in 2030:
Plastic packaging to be limited to no more than

10% by weight of total primary packaging

In 2025, Nokia reduced plastic packaging to 9% of the total primary packaging weight, meeting its target and demonstrating progress in reducing plastic packaging content.

Progress towards ESG targets in 2025

Target year	Base year	Base value[1]	Target	2025 results	Target status
E5: Resource use and circular economy					
2030	2022	89%	Waste circularity: 95% circularity rate for waste from our offices, labs, own manufacturing, installation, product take-back and supply chain final assembly factories by 2030.	Annual waste circularity outcome for 2025 was 90%.	On track
2030	2023	43% cast aluminum 10% wrought aluminum 7% low alloy steel 13% stainless steel 3% on copper alloys	Product recycled content: Increase recycled content in mechanical part source materials: • Cast aluminum used in mechanical parts to 90% • Wrought aluminum, steel and copper alloys, as well as polycarbonate plastics used in mechanical parts to 50%.	In 2025, Nokia reached recycled materials content levels of 52% cast aluminum, 22% wrought aluminum, 22% stainless steel, 15% low alloy steel, 10% copper alloys and 4% polycarbonate plastics.	On track
2030	2024	96% packaging recyclability 32% recycled material content 9% plastic packaging (based on 2025)	Packaging recyclability: • Ensure all packaging is 100% recyclable Recycled material content: • Cardboard and plastic packaging materials to contain at least 50% recycled content Plastics: • Plastic packaging to be limited to no more than 10% by weight of total primary packaging	In 2025, Nokia reached packaging recyclability level to 98%, cardboard and plastic packaging material to 50% recycled content, and 9% of plastic packaging, as share of total primary packaging.	On track

(1) Base values for the waste circularity and product recycled content metrics are the reported values of the first year of reporting.

130 Nokia in 2025

NOKIA

Contents

Business overview

Corporate governance

Board review

Business description

Board's review 2025

Selected financial data

Operating and financial review

• Sustainability Statement

Shares and shareholders

Articles of Association

Risk factors

Significant subsequent events

Key ratios

Alternative performance measures

Financial statements

Other information

Disclosure tables

Resource inflows, materials used to manufacture products and services

Materials used during the reporting period	2025	2024
Overall total weight of products and technical and biological materials used (metric tons)	73 700	60 560
Weight of secondary reused or recycled components, products and materials (metric tons)	12 875	Not reported
Share of secondary reused or recycled components, products and materials of overall total weight (%)	17%	Not reported
Recycled content in mechanical part source materials of products		
Cast aluminum	52%	38%
Wrought aluminum	22%	15%
Stainless Steel	22%	5%
Low alloy Steel	15%	2%
Copper alloys	10%	4%
Polycarbonate plastics	4%	6%
Recycled content in product packaging		
Recycled content in product packaging	50%	32%

Resource outflows, products and materials recyclability

Materials used during the reporting period	2025	2024
The rates of recyclable content in products	80%	80%
The rates of recyclable content in products packaging	98%	96%

Total waste from Nokia's own operations

	Non-hazardous waste (metric tons)		Hazardous waste (metric tons)		Total waste (metric tons)	
	2025	2024	2025	2024	2025	2024
A. Total waste diverted from disposal	**6 672**	**4 175**	**4 391**	**3 593**	**11 063**	**7 768**
Preparation for reuse	55	69	470	317	525	386
Recycling	5 394	3 453	3 769	3 175	9 163	6 628
Other recovery operations	1 223	653	152	101	1 375	754
B. Total waste directed to disposal	**706**	**929**	**65**	**17**	**771**	**946**
Incineration	0	0	0	0	0	0
Landfilling	706	929	65	17	771	946
Other disposal operations	0	0	0	0	0	0
Total waste generated (A+B)	**7 378**	**5 104**	**4 456**	**3 610**	**11 834**	**8 714**

The total waste reported in 2024 was 7 302 metric tons. During 2025, Nokia reassessed the classification of its own operations in the context of the waste reporting. Based on this assessment, product take-back was included in the own operations. As the waste associated to the product take-back operations was separately reported in 2024, the comparative amounts have been revised by 988 metric tons to include equipment returned by customers. 2024 numbers have been further revised by 424 metric tons to include additional information received from repair suppliers.

Non-recycled and utilized waste from Nokia's own operations

Non-recycled waste (metric tons)	2025	2024
Non-recycled waste in tonnes or kg	771	946
Percentage of non-recycled waste (%)	7%	11%

Utilized waste (%)	2025	2024
Waste utilization rate (%)	93%	89%

Electronic waste

Waste by types (metric tons)	2025	2024
Electronic waste from facilities	3 374	2 024
Other hazardous waste	1 082	1 586

Equipment returned from customers (number, metric tons)	2025	2024
Reuse (no. of items)	53 530	46 378
Total equipment returned from customers (metric tons)		
Reuse	442	304
Recycle	229	682
Energy recovery	0	2
Landfill	0	0
Incineration without energy recovery	0	0
Total equipment returned from customers (metric tons)	**671**	**988**

The waste amounts related to equipment returned from customers presented in the above table are also included in the total reported waste from Nokia's own operations.

Other environmental metrics: Water

The below table includes additional environmental metrics to those concluded to be material in Nokia's double materiality assessment. For further information, please see the section 'Water use' in the 'Reporting principles for metrics'.

Water use (thousands m3)	2025	2024
Total water withdrawal	754	863
Recycled/reused water	23	16
Total water use (thousands m3)	**777**	**879**
Total water withdrawal per employee (m3)	10	11
Recycling / reuse water of total use	3%	2%

131 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Reporting principles for metrics Nokia’s internal Environmental Data Handbook defines the key data collection and reporting principles. The key reporting methodologies and principles are explained in this section. Resource inflows Nokia’s resource inflows include: ▪ Telecommunication products and components, as well as third-party equipment which consists of minerals, metals and polymers ▪ Secondary hardware, e.g. take-back equipment from customers ▪ Product packaging, including wood-, wood fiber and plastic-based materials Weight of products, materials and their packaging The overall total weight of products, technical materials and biological materials is based on global inbound delivery volumes and the weight of each product and related packaging, as recorded in Nokia’s systems. A product or material is considered as ‘inflow’ when delivered to Nokia, following the accounting principles and Nokia Group reporting boundaries, i.e. the point in time marking the ‘goods received’. Only deliveries from external parties are included. Intercompany transfers between the distribution centers are excluded. Due to limitations in the weight data availability for materials and semi-finished goods delivered to Nokia’s own manufacturing facilities, technical materials are reported as resource inflows once delivered to Nokia inventories as finished goods. Due to the limitations of data availability for acquired Infinera business, the total weight of the former Infinera’s inflows is estimated based on revenue share. Weight of product take-back has been included in the metric, and calculated based on hardware unit volumes and weight per unit. The weight of secondary reused or recycled components, products and materials The weight of secondary components, products and materials includes recycled content in products and products packaging, as well as product take-back. The weight of recycled content in products covers Nokia-designed mechanical parts used in our products. Data is collected from Nokia’s largest mechanical parts suppliers, representing over 80% of relevant business spend of Mobile Networks and Network Infrastructure business groups. Similarly, data on recycled polycarbonate plastics content in products and recycled content in Nokia-designed product packaging is collected from suppliers. Product take-back is calculated based on hardware unit volumes and weight per unit. The share is calculated based on the weight of secondary components, products, and materials, compared to the reported total weight of products, technical materials, and biological materials. As this is the first year that this data is collected and reported, Nokia acknowledges a degree of uncertainty, as well as some limitations, in its ability to collect data and validate the accuracy of the weight-related information obtained from third parties. Recycled content in mechanical part source materials (target) Reported data covers Nokia-designed mechanical parts used in its products. Any ancillaries, such as cables, kits, fasteners, and attachments that are external to Nokia products, are out of scope. Data is collected from Nokia’s largest mechanical parts suppliers, representing over 80% of relevant business spend of Mobile Networks and Network Infrastructure business groups. Data is reported once a year by suppliers for aluminum, steel and copper. Recycled materials content share is reported per metal for aluminum, steel, and copper, and adjusted to the spend coverage of the respective suppliers. Similarly, data on recycled polycarbonate plastics content is collected from suppliers. Recycled content in product packaging (target) Recycled content in product packaging data is collected from the largest suppliers, covering the majority of the Nokia Group. Resource outflows Nokia’s key products are telecommunication network products, where the availability of service is mission-critical. Product durability Circular principles such as reliability, product lifetime and serviceability, are historically inherent to technical design requirements for each product. Redeploying products after their initial use, as well as repairing and re-stocking as spares is standard practice for field-replaceable units. Regarding the expected durability of the products placed on the market, there is no industry average of each product group in the telecommunication industry. Nokia products are designed to meet customer expectations in terms of durability, when used under specified conditions, including maintenance and repair. Product repairability Regarding the repairability of products, there is no established rating system within Nokia. Most of Nokia’s products can be restored to their intended functionality by replacing field-replaceable parts, or by subjecting the product (or its replaceable components) to specialized repair procedures. Recyclable content in products and their packaging The rates of recyclable content in products and their packaging has been calculated based on the material composition of key products and packaging. The overall recyclability rate is presented separately for products and packaging, as the average of the recyclable content of products and packaging weighted by units delivered during the reporting year and unit weight of those products and their packaging. Recyclability of each material used in products and packaging was assessed based on potential estimated recyclability rate of each material separately. Additionally, recyclability rate of Printed Wiring Board (“PWB”) assemblies has been estimated based on the average metal content. The actual recycling rates are not considered in these estimates. Materials used in products and packaging Estimated recyclability rate Steel 100 % Stainless steel 100 % Aluminum & alloys 100 % Copper & alloys 100 % Other metals 100 % Polymerics 70 % PWB assembles 22 % Packaging paper-based 100 % Packaging plastics-based 90 % Packaging wood-based 100 % Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 132 Nokia in 2025

Waste Total waste generated, own operations Waste generated in own operations covers Nokia’s own and leased offices, as well as R&D and manufacturing facilities. Additionally, waste from own operations includes scrapped materials and related packaging from Nokia’s main distribution centers (HUBs), electronic waste from Nokia product repair operations conducted by Nokia and external repair partners, as well as hardware product take-back. Waste breakdown is presented by recovery operation or waste treatment types. Waste diverted from disposal includes waste that has either been reused, recycled, or the energy of which has been utilized. The composting of biowaste is recorded under “recycling”. Waste directed to disposal has either been sent to a landfill, or incinerated without energy recovery. The actual waste treatment is always done according to local legal requirements. Nokia also classifies waste by non-hazardous waste and hazardous waste. The definitions for what is reported under hazardous and non-hazardous waste have been set on a global level, to simplify corporate reporting. For example, all discarded batteries and electric and electronic waste (WEEE) are reported globally under “hazardous waste”, although only certain sub-categories of WEEE are defined as “hazardous” in national legislation applicable around the world. The following categories are categorized as “hazardous”: batteries, lamps & bulbs, solvents, adhesives, paints and liquids, solder and WEEE. Hazardous waste requires special handling procedures as prescribed, mandated, and/or regulated by the country in which the waste is being generated and/or the country to which it is being shipped for final disposition. Non-hazardous waste includes common items like paper, cardboard, plastic packaging, glass, metal, wood and organic food waste generated in Nokia’s facilities. Data for waste consumption in Nokia’s facilities is typically collected from facility-level responders, obtained from invoices or metered data. For facilities with no data availability, usage of data is estimated with data gap corrections or by employing annual intensity factors based on kg/m2 , as calculated from the reporting sites, thereby accounting for 100% of Nokia facilities. Subleased areas are not covered in the facility data. Reported weight diverted from disposal or directed to disposal from product take-back operations, main distribution centers and product repair operations is collected from the recyclers. Waste generated at our facilities is handled directly by vendors, landlords of such facilities and local authorities. As described in the General information, ‘Basis for preparation’ section, processes and internal controls are implemented at various levels of the organization with the view of minimizing uncertainties and maintaining transparency. However, there is still some degree of uncertainty and some inherent limitations in collecting accurate information, especially information related to waste. Where specific weights are not available, estimation and extrapolation methods are used, to ensure maximum coverage. In order to cover unknown, potential data gaps, as well as uncertainties in data quality, a 2% potential data gap for Nokia continuing operations was estimated and +2% group-level-adjustment addition was included into the waste data collected and estimated on the site-level. The estimated waste amount reflects the same proportion of hazardous and non-hazardous waste, as well as a proportion of waste diverted from, and directed to disposal as the total waste prior to the adjustment. Waste circularity rate (target) The circularity rate target and metric includes waste from Nokia’s offices, labs, manufacturing, site installation, product take-back and final-assembly suppliers waste allocated to Nokia. The equation for calculating circularity: Circularity = Utilization/ all waste generated (utilization + waste disposal), where: ▪ Waste utilization (circularity) covers are: Reuse, Recycle and Incineration with energy recovery; and ▪ Waste disposal covers: Landfill and Incineration without energy recovery. The final assembly suppliers provide the data of the waste allocated to Nokia from these suppliers. Site installation waste includes Mobile Networks business group’s radio sites and a minor portion of Networks Infrastructure business group’s installation sites. This data covers sites exclusively managed by Nokia, with the majority of the installation services delivered by Nokia’s subcontractors. Due to the large number of site installations per year, and primary data being available only for a limited number of sites, site installation waste data is based on data received from Nokia’s subcontractors, actual site installation volumes, as well as estimations and aggregation of waste generated by specific model sites deployed per region. Nokia calculates regional site waste and aggregates the data at Nokia Group level. Nokia continuously strives to improve tracking, measurement and reporting of site installation waste. This year the focus was on engaging with local service vendors to understand their in-country waste management practices and used these insights to further improve Nokia’s site installation waste management framework. While the reported site installation waste does not yet cover Networks Infrastructure business group’s waste data associated with equipment installations in 2025, the methodology and process have been established during the year, with a plan to improve data availability and coverage for future years. Water use Although Nokia determined in its double materiality assessment that Water and marine resources (ESRS E3) do not meet the defined materiality thresholds, selected water-related metrics are included in this Sustainability Statement, as presented in the disclosure tables of this section. By providing this data, Nokia aims to offer a more complete picture of its environmental management efforts and monitoring of environmental performance, acknowledging potential stakeholder interest in water-related data. This disclosure does not represent a change in the materiality assessment for water and marine resources. Water data covers withdrawal of water from municipal sources and recycled/reused water used in Nokia’s facilities. Water use data is typically collected from facility-level responders, obtained from invoices or metered data. For facilities with no data availability, the data is estimated with data gap corrections, or employing annual intensity factors based on m3/m2 (water), as calculated from the reporting sites, thereby accounting for 100% of Nokia facilities. Subleased areas are not covered in the facility data. ESRS E3-4.28 a and c are applied to disclose the metrics. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 133 Nokia in 2025

Disclosure under the European Union Taxonomy Regulation The EU Taxonomy Regulation was introduced to establish a common classification system for environmentally sustainable economic activities on the basis of defined objectives and technical screening criteria. By clearly defining which activities can be considered sustainable within a certain sector, the EU Taxonomy seeks to incentivize and encourage businesses to launch new activities or to extend or upgrade existing ones so that they meet certain objectives of the European Green Deal. The environmental objectives listed by the regulation are: 1. Climate change mitigation 2. Climate change adaptation 3. Sustainable use and protection of water and marine resources 4. The transition to a circular economy 5. Pollution prevention and control 6. Protection and restoration of biodiversity and ecosystems As a company subject to the EU Taxonomy Regulation, including the related delegated acts and their annexes, as amended, Nokia discloses the amount and share of its turnover (net sales) derived from, and capital expenditure and operating expenditure associated with, economic activities that are EU Taxonomy-eligible or taxonomy-aligned. Disclosure requirements for the reporting year Nokia reports the share of its activities that are eligible and whether they are aligned with the EU Taxonomy. ‘Eligible,’ in this context, refers to economic activities that are recognized by the EU Taxonomy Regulation. Also, to claim ‘alignment’ with the current version of the EU Taxonomy, an economic activity needs to demonstrably comply with all of the following requirements: a) the activity contributes substantially to at least one of the six environmental objectives. b) the activity does not significantly harm any of the other environmental objectives. c) the activity is carried out in compliance with certain social and governance minimum safeguards. Nokia’s business activities and the EU Taxonomy The EU Taxonomy and its technical screening criteria have been evolving since they were first released during 2021. Not all sectors and economic activities have been recognized yet in the taxonomy and its screening criteria. The telecommunications sector is one of the sectors which has not been specifically recognized in the EU Taxonomy sectors or economic activities. However, Nokia’s economic activities are currently relevant to activities within objective 1 (climate change mitigation), objective 4 (the transition to a circular economy) and objective 5 (pollution prevention and control) of the EU Taxonomy Regulation. Nokia has conducted an analysis mapping its activities to the EU Taxonomy. From the activities included in the EU Taxonomy Regulation, Nokia has identified the following taxonomy-eligible activities corresponding to turnover (net sales), capital expenditure or R&D operating expenditure, as relevant for Nokia: Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 134 Nokia in 2025

Objective 1: Climate change mitigation Economic activity Description of Nokia's economic activities 6.5. Transport by motorbikes, passenger cars and light commercial vehicles Purchase and leasing of electric and hybrid vehicles. Refer to the “Individually eligible capital expenditure (CapEx) and operating expenditure (OpEx)” section below for further information. 7.3. Installation, maintenance and repair of energy efficiency equipment Individual renovation measures consisting of Installation, maintenance or repair of energy efficiency equipment. 8.2. Data-driven solutions for GHG emissions reductions Development or use of ICT solutions that are aimed at collecting, transmitting and storing data and at its modeling and use where those activities are predominantly aimed at the provision of data and analytics enabling GHG emission reductions. Under this activity, Nokia considers only data-driven solutions ‘predominantly’ designed or developed for GHG emission reduction which are designed and sold separately. 9.1. Close to market research, development and innovation Research, applied research and experimental development of solutions, processes, technologies, business models and other products dedicated to the reduction, avoidance or removal of GHG emissions (RD&I) for which the ability to reduce, remove or avoid GHG emissions in the target economic activities has at least been demonstrated in a relevant environment, corresponding to at least Technology Readiness Level 6. Objective 4: The transition to a circular economy Economic activity Description of Nokia's economic activities 1.2. Manufacture of electrical and electronic equipment Manufacture (and sale), including subcontracted manufacture, of electrical and electronic equipment. This covers a major part of Nokia’s hardware portfolio and embedded software. 4.1. Provision of IT/OT data-driven solutions Manufacture (and sale), development, installation, deployment, maintenance, repair or professional services, including technical consulting for design or monitoring of software and information technology (IT) or operational technology (OT) systems built for the purpose of remote monitoring and predictive maintenance, design and engineering software supporting the eco-design of products, equipment, and infrastructure and lifecycle performance management software. 5.1. Repair, refurbishment and remanufacturing Activities related to repair, and refurbishment of telecom equipment that has previously been used for its intended purpose. 5.2. Sale of spare parts Sale of spare parts disclosed in this activity to the extent sold separately as spare parts and reported separately from the scope of activities covered under ‘1.2. Manufacture of electrical and electronic equipment.’ 5.4. Sale of second-hand goods Sale of second-hand goods that have previously been used for their intended purpose, possibly after repair, or refurbishment, and to the extent separately reported in Nokia’s reporting system from the scope of activities covered under ‘1.2. Manufacture of electrical and electronic equipment’. Objective 5: Pollution prevention and control Economic activity Description of Nokia's economic activities 2.4. Remediation of contaminated sites and areas Expenditure incurred in decontamination or remediation of contaminated sites and areas. Based on Nokia’s eligibility assessment, activity ‘1.2. Manufacture of electrical and electronic equipment’ covers the majority of Nokia’s economic activities, since most of its hardware portfolio and embedded software are eligible within the description of the said activity. This activity includes own and subcontracted manufacturing, as per the EU Taxonomy Regulation. Based on the above assessment of Nokia’s business portfolio for 2025: ▪ Taxonomy-eligible turnover accounted for 60% (2024: 57%) of total turnover. This translates to EUR 11 842 million (2024: EUR 11 010 million) in taxonomy-eligible turnover. ▪ Taxonomy-eligible capital expenditure accounted for 14% (2024: 38%) of total capital expenditure. This translates to EUR 325 million (2024: EUR 237 million) in taxonomy-eligible capital expenditure. ▪ Taxonomy-eligible operating expenditure accounted for 64% (2024: 66%) of total operating expenditure. This translates to EUR 2 800 million (2024: EUR 2 662 million) in taxonomy-eligible operating expenditure. Currently the telecommunications sector is not yet specifically addressed as such in the EU Taxonomy and, therefore, the positive impact (handprint) of connectivity and digitalization in relation to sustainability is not recognized. Nokia’s connectivity and digitalization solutions enable efficiencies in - and the sustainable transformation of - other industries, with an important role as an enabler of decarbonization. Nokia resolutely supports the ambitious environmental goals set by the EU and continues to advocate for future work on the EU Taxonomy to recognize the positive impact that connectivity and digitalization, including technologies such as 5G and other advanced communications technologies, may have on the six environmental objectives of the EU Taxonomy Regulation. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 135 Nokia in 2025

Individually eligible capital expenditure (CapEx) and operating expenditure (OpEx) Nokia has considered CapEx and OpEx arising from certain individual investments that enable related activities to either improve energy efficiency, become low-carbon, or lead to greenhouse gas reductions, and that meet the description of the corresponding economic activity in the EU Taxonomy Regulation. Nokia identified individually eligible CapEx under the activity ‘6.5. Transport by motorbikes, passenger cars and light commercial vehicles’. No CapEx incurred under the activity ‘7.3. Installation, maintenance and repair of energy efficiency equipment’ (within objective 1) was identified in 2025, but monitoring of such incurred expenditure continues. CapEx is reported as eligible under these activities to the extent that the identified assets enable the activities to become low-carbon, or to lead to greenhouse gas reductions. Examples of such CapEx include equipment for energy efficiency of buildings on company premises, e.g. the replacement of automation systems and electric equipment, as well as electric and hybrid vehicle leases. Nokia has identified individually eligible OpEx in activities ‘9.1. Close to market research, development and innovation’ (within objective 1) and ‘2.4. Remediation of contaminated sites and areas’ (within objective 5). Refer to the section ‘Nokia’s business activities and the EU Taxonomy’ for a description of these activities. Alignment assessment Alignment assessment has been conducted for all the taxonomy-eligible activities under environmental objectives 1 through 6 as per the EU Taxonomy regulations. This includes assessment of ‘Substantial contribution criteria’ followed by assessment of ‘Does Not Significantly Harm (DNSH) criteria’ for activities which comply with substantial contribution criteria. The wording and terminology used in the EU Taxonomy are still subject to some interpretation uncertainty, which could lead to changes in the reporting as and when clarified by the EU. Ultimately, there is a risk that the assessment presented as taxonomy-aligned would need to be concluded differently. In addition, the application of the EU Taxonomy to sites outside the EU leads to particular challenges due to the existence of local, possibly diverging, legislation. Where uncertainty exists with regard to how to interpret or apply any criteria in an economic activity, the relevant activity is assessed as ‘not Taxonomy-aligned activities’. In such cases, Nokia continues to monitor future developments and to update its approach as appropriate. Substantial contribution criteria Based on the alignment assessment conducted for taxonomy-eligible activities, alignment criteria are met for the economic activity ‘5.1. Repair, refurbishment and remanufacturing’ (within objective 4). Hence, this has been reported as’ Taxonomy-aligned’. All other activities are reported as ‘not Taxonomy-aligned activities’ in the disclosure tables given. The alignment assessment of key taxonomy-eligible activities carried out by Nokia is described below: Objective 1: 6.5. Transport by motorbikes, passenger cars and light commercial vehicles: The substantial contribution criteria for this economic activity with respect to electric and hybrid vehicle leases are met for the specified thresholds and conditions. DNSH criteria include conditions related to circularity, waste management, emission type approvals and external rolling noise requirements. Most of these criteria are beyond Nokia’s control or access, and hence, Nokia considers this economic activity as ‘not Taxonomy-aligned activities’. Objective 4: 1.2. Manufacture of electrical and electronic equipment: The substantial contribution criteria for this economic activity require that the respective manufacturing electrical and electronic equipment needs to comply with all the conditions listed within the following topics: design for long lifetime, design for repair and guarantee, design for reuse and remanufacturing, design for dismantling, design for recallability, proactive substitution of hazardous substances, information to customers and producer responsibility. While Nokia complies with many of the sub-criteria stated therein, not all required conditions for substantial contribution are met. Hence, alignment cannot be reached for this economic activity, leading to it being classified as ‘not Taxonomy-aligned activity’. 4.1. Provision of IT/OT data-driven solutions: This economic activity includes manufacture (and sale), development, installation, deployment, maintenance, repair or professional services, including technical consulting for design or monitoring of IT/OT data-driven solutions that provide the capabilities listed in the EU Taxonomy regulation for software specified therein. While Nokia complies with many of the sub-criteria stated therein, not all required conditions for substantial contribution are met at the moment. Hence, alignment cannot be reached for this economic activity and this is classified as ‘not Taxonomy-aligned activity’. 5.1. Repair, refurbishment and remanufacturing: This activity contributes to extending the lifetime of products by repairing, refurbishing or remanufacturing products that have already been used for their intended purpose by a customer. The criteria within this activity also require the implementation of a waste management plan and it being publicly available whereby a product’s materials, particularly critical raw materials, and components are reused, recycled or disposed of in accordance with applicable European Union and national legislation. Nokia’s key products are telecommunication network products, where the availability of service is mission critical. Circular principles such as reliability, product lifetime and serviceability are historically inherent to technical design requirements for each product. Redeploying products after their initial use, as Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 136 Nokia in 2025 well as repairing and re-stocking as spares, is standard practice for field-replaceable units. Nokia’s business groups have repair facilities. The business groups’ aim is to add as much circularity into the supply chain as possible via repair and refurbished products. For further information, refer to the ‘Waste management’ section within Resource use and circular economy (ESRS E5). Nokia’s business groups have conducted a comprehensive assessment of the above criteria within 5.1. economic activity and involved subject matter experts from repairing facilities before coming to a conclusion. On the basis of the information provided above and the assessment conducted, it is concluded that this economic activity meets the ‘Substantial contribution criteria’ as per the EU Taxonomy regulation. Assessment of DNSH criteria for this economic activity is included in a subsequent section. Objective 5: 2.4. Remediation of contaminated sites and area: the ‘Substantial contribution’ criteria for this activity require that the relevant contaminants are removed, controlled, contained or diminished using mechanical, chemical, biological or other methods so that the contaminated area no longer poses any significant risk of adversely affecting human health and the environment. The specific remediation and monitoring plan is to be approved by the competent authority, as per national legal requirements. Complete information to assess all the criteria is not available within Nokia. This is due to the fact that most of these sites are outside the EU, which creates the challenge of having to translate EU standards or regulations for a non-EU context. In the absence of such information, this economic activity is classified as ‘not Taxonomy-aligned activity’. Does Not Significantly Harm (DNSH) Assessment The DNSH criteria assessment was conducted for the economic activity ‘5.1. Repair, refurbishment and remanufacturing’ (within objective 4) on the basis of the substantial contribution criteria assessment carried out as above. Nokia’s assessment confirmed that it met DNSH criteria for the said economic activity. Below, Nokia sets out its interpretation and describes the analysis it has used to examine whether there was any significant harm to the other environmental objectives: i. Climate change mitigation As per the EU Taxonomy Regulation, where the economic activity involves on-site generation to heat/cool, or involves co-generation, including power, the direct greenhouse gas (GHG) emissions of the activity should be lower than the prescribed limits. An evaluation was conducted at the respective repairing facility and the conclusion was reached that the direct GHG emissions involving on-site generation of heat, cooling, or power are less than the prescribed limits. ii. Climate change adaptation There are general criteria specified within the EU Taxonomy Regulation for DNSH to climate change adaptation. These include performing a robust climate risk and vulnerability assessment, including implementing adaptation solutions, which minimizes the impact of material physical climate risks to the economic activity. Nokia’s climate-based DNSH assessment relies on the Shared Socio-economic Pathway (SSP3-7.0) scenario for physical risks assessment, as being the current likely worst-case scenario based on Intergovernmental Panel on Climate Change (IPCC) Sixth Assessment Report considering the climate actions already taken to limit global warming. The assessment is described in the section ‘Climate change (E1)’. iii. Sustainable use and protection of water and marine resources Nokia evaluated its economic activities with respect to the Generic Criteria for DNSH to sustainable use and protection of water and marine resources looking at the three following criteria: preserving water quality, avoiding water stress, and an environmental compatibility assessment (Environmental Impact Assessment or comparable process). Nokia based its analysis primarily on ISO 14001 certificates, information from site approvals and other external data sources related to sites with a high-risk exposure. iv. Pollution prevention and control The Generic Criteria for DNSH to Pollution prevention and control regarding the use and presence of chemicals specify that the economic activity should not lead to the manufacturing, placing on the market or use of certain specified substances. The repairing activity should further comply with the relevant rules and regulations on the restriction of the use of hazardous substances. Nokia assessed that its operating standards are aligned with the criteria mentioned above and minimize the use and presence of specified chemicals and use of hazardous substances. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 137 Nokia in 2025

Minimum Safeguards The minimum safeguards consist of: the OECD Guidelines for Multinational Enterprises (OECD Guidelines for MNE), the United Nations Guiding Principles on Business and Human Rights (UNGP), the Fundamental Conventions of the International Labour Organization (ILO) and the International Bill of Human Rights. Nokia applies these minimum safeguards throughout its business activities, processes and policies to ensure compliance and a proactive and constructive approach to risk identification and management in the areas listed in the table hereunder. Related assessments confirm that Nokia meets the requirements of the minimum safeguards during the financial year. Based on the assessment on the Taxonomy-alignment for 2025: ▪ Taxonomy-aligned turnover accounted for 3% (2024: 3%) of total turnover. This translates to EUR 544 million (2024: EUR 552 million) as ‘Taxonomy-aligned’ turnover. ▪ Taxonomy-aligned capital expenditure accounted for 0% (2024: 0%) of total capital expenditure. This translates to EUR 2 million (2024: EUR 1 million) as ‘Taxonomy-aligned’ capital expenditure. ▪ Taxonomy-aligned operating expenditure accounted for 0% (2024: 0%) of total operating expenditure. This translates to EUR 0 million (2024: EUR 1 million) as ‘Taxonomy-aligned’ operating expenditure. Changes in disclosures compared with the previous financial year The taxonomy-eligibility and alignment of Nokia’s business portfolio was reviewed with respect to the economic activities released up till now with no significant change identified to Nokia’s assessment compared to the previous financial year. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 138 Nokia in 2025 Area Human rights Anti-corruption and Anti-bribery Taxation Fair competition Measures and evidence Nokia has established an adequate human rights due diligence process as outlined in the UNGPs and OECD Guidelines for MNE. No breaches of labor law or human rights have been found at Nokia. Nokia engages regularly with stakeholders and to the best of Nokia’s knowledge, no cases or allegations were brought against Nokia by an OECD National Contact Point or by the Business & Human Right Centre within the last two years. Nokia has anti-corruption and anti-bribery processes in place. Nokia and its senior management, including the senior management of its subsidiaries, have not been finally convicted in court on corruption charges. Nokia treats tax governance and compliance as important elements of oversight, and there are adequate tax risk management strategies and process in place. Nokia promotes employee awareness of the importance of compliance with all applicable competition laws and regulations. Nokia and its senior management, including the senior management of its subsidiaries, has not been finally convicted on violating competition laws.

Accounting policy for the taxonomy-related financial KPIs

Nokia's taxonomy-eligible and taxonomy-aligned turnover (net sales), capital expenditure and operating expenditure for 2025 are shown in the following tables

Proportion of turnover (net sales) from products or services associated with Taxonomy-aligned economic activities — disclosure covering year 2025

				Substantial contribution criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic activities	Code	Turnover	Proportion of Turnover, 2025	Climate change mitigation (CCM)	Climate change adaptation (CCA)	Water (WTR)	Pollution (PPC)	Circular economy (CE)	Biodiversity (BIO)	Climate change mitigation (CCM)	Climate change adaptation (CCA)	Water (WTR)	Pollution (PPC)	Circular economy (CE)	Biodiversity (BIO)	Minimum safeguards	Taxonomy-aligned (A.1) or eligible (A.2) proportion of turnover, 2024	Category 'enabling activity'	Category 'transitional activity'
		EURm	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
5.1. Repair, refurbishment and remanufacturing	CE 5.1	544	3%	N	N	N	N	Y	N	Y	Y	Y	Y	Y	Y	Y	3%	E	
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**544**	**3%**	**—%**	**—%**	**—%**	**—%**	**3%**	**—%**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**3%**		
Of which Enabling		544	3%	—%	—%	—%	—%	3%	—%	—	—	—	—	—	—	—	3%	E	
Of which Transitional		—	—%	—%	—	—	—	—	—	—	—	—	—	—	—	—	—%		T
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL										
8.2. Data-driven solutions for GHG emissions reductions	CCM 8.2	3	0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL	—	—	—	—	—	—	—	0%	—	—
1.2. Manufacture of electrical and electronic equipment	CE 1.2	11 094	57%	N/EL	N/EL	N/EL	N/EL	EL	N/EL	—	—	—	—	—	—	—	52%	—	—
4.1. Provision of IT/OT data-driven solutions	CE 4.1	74	0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL	—	—	—	—	—	—	—	2%	—	—
5.1. Repair, refurbishment and remanufacturing	CE 5.1	71	0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL	—	—	—	—	—	—	—	0%	—	—
5.2. Sale of spare parts	CE 5.2	41	0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL	—	—	—	—	—	—	—	0%	—	—
5.4. Sale of second-hand goods	CE 5.4	15	0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL	—	—	—	—	—	—	—	0%	—	—
Turnover of Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**11 298**	**57%**	**0%**	**—%**	**—%**	**—%**	**57%**	**—%**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**54%**	**—**	**—**
A. Turnover of Taxonomy-eligible activities (A.1+A.2)		11 842	60%	0%	—%	—%	—%	60%	—%	—	—	—	—	—	—	—	57%	—	—
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy-non-eligible activities (B)		8 047	40%																
Total (A+B)		**19 889**	**100%**																

Y - Yes, Taxonomy-eligible and Taxonomy-aligned activity with the relevant environmental objective; N - No, Taxonomy-eligible but not Taxonomy-aligned activity with the relevant environmental objective; EL - Taxonomy eligible activity for the relevant objective; N/EL – not eligible, Taxonomy non-eligible activity for the relevant environmental objective

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Contents

Business overview

Corporate governance

Board review

Business description

Board's review 2025

Selected financial data

Operating and financial review

• Sustainability Statement

Shares and shareholders

Articles of Association

Risk factors

Significant subsequent events

Key ratios

Alternative performance measures

Financial statements

Other information

Proportion of capital expenditure (CapEx) from products or services associated with Taxonomy-aligned economic activities - disclosure covering year 2025

Economic activities	Code	CapEx	Proportion of CapEx, 2025	Substantial contribution criteria: Climate change mitigation (CCM)	Climate change adaptation (CCA)	Water (WTR)	Pollution (PPC)	Circular economy (CE)	Biodiversity (BIO)	DNSH criteria ('Does Not Significantly Harm'): Climate change mitigation (CCM)	Climate change adaptation (CCA)	Water (WTR)	Pollution (PPC)	Circular economy (CE)	Biodiversity (BIO)	Minimum safeguards	Taxonomy-aligned (A.1) or eligible (A.2) proportion of CapEx, 2024	Category 'enabling activity'	Category 'transitional activity'
		EURm	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
5.1. Repair, refurbishment and remanufacturing	CE 5.1	2	0%	N	N	N	N	Y	N	Y	Y	Y	Y	Y	Y	Y	0%	E	
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**2**	**0%**	**—%**	**—%**	**—%**	**—%**	**0%**	**—%**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**0%**		
Of which Enabling		2	0%	—%	—%	—%	—%	0%	—%	—	—	—	—	—	—	—	0%	E	
Of which Transitional		—	—%	—%	—	—	—	—	—	—	—	—	—	—	—	—	—%		T
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL										
6.5. Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5	32	2%	EL	N/EL	N/EL	N/EL	N/EL	N/EL	—	—	—	—	—	—	—	5%	—	—
7.3. Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	—	—%	EL	N/EL	N/EL	N/EL	N/EL	N/EL	—	—	—	—	—	—	—	0%	—	—
1.2. Manufacture of electrical and electronic equipment	CE 1.2	290	12%	N/EL	N/EL	N/EL	N/EL	EL	N/EL	—	—	—	—	—	—	—	32%	—	—
4.1. Provision of IT/OT data-driven solutions	CE 4.1	1	0%	N/EL	N/EL	N/EL	N/EL	EL	N/EL	—	—	—	—	—	—	—	1%	—	—
5.1. Repair, refurbishment and remanufacturing	CE 5.1	—	—%	N/EL	N/EL	N/EL	N/EL	EL	N/EL	—	—	—	—	—	—	—	0%	—	—
CapEx of Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**323**	**14%**	**2%**	**—%**	**—%**	**—%**	**12%**	**—%**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**38%**	**—**	**—**
A. CapEx of Taxonomy-eligible activities (A.1+A.2)		325	14%	2%	—%	—%	—%	12%	—%	—	—	—	—	—	—	—	38%	—	—
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CapEx of Taxonomy-non-eligible activities (B)		2 068	86%																
Total (A+B)		**2 393**	**100%**																

Y - Yes, Taxonomy-eligible and Taxonomy-aligned activity with the relevant environmental objective; N - No, Taxonomy-eligible but not Taxonomy-aligned activity with the relevant environmental objective; EL - Taxonomy eligible activity for the relevant objective; N/EL – not eligible, Taxonomy non-eligible activity for the relevant environmental objective

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Contents

Business overview

Corporate governance

Board review

- Business description
- Board's review 2025
- Selected financial data
- Operating and financial review
- Sustainability Statement
- Shares and shareholders
- Articles of Association
- Risk factors
- Significant subsequent events
- Key ratios
- Alternative performance measures

Financial statements

Other information

Proportion of operating expenditure (OpEx) from products or services associated with Taxonomy-aligned economic activities - disclosure covering year 2025

Economic activities	Code	OpEx	Proportion of OpEx, 2025	Substantial contribution criteria: Climate change mitigation (CCM)	Climate change adaptation (CCA)	Water (WTR)	Pollution (PPC)	Circular economy (CE)	Biodiversity (BIO)	DNSH criteria ('Does Not Significantly Harm'): Climate change mitigation (CCM)	Climate change adaptation (CCA)	Water (WTR)	Pollution (PPC)	Circular economy (CE)	Biodiversity (BIO)	Minimum safeguards	Taxonomy-aligned (A.1) or eligible (A.2) proportion of OpEx, 2024	Category 'enabling activity'	Category 'transitional activity'
		EURm	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
5.1. Repair, refurbishment and remanufacturing	CE 5.1	—	—%	N	N	N	N	Y	N	Y	Y	Y	Y	Y	Y	Y	0%	E	
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**—**	**—%**	**—%**	**—%**	**—%**	**—%**	**—%**	**—%**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**0%**		
Of which Enabling		—	—%	—%	—%	—%	—%	—%	—%	—	—	—	—	—	—	—	0%	E	
Of which Transitional		—	—%	—%	—	—	—	—	—	—	—	—	—	—	—	—	0%		T
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL										
9.1. Close to market research, development and innovation	CCM 9.1	11	0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL	—	—	—	—	—	—	—	0%	—	—
1.2. Manufacture of electrical and electronic equipment	CE 1.2	2 733	63%	N/EL	N/EL	N/EL	N/EL	EL	N/EL	—	—	—	—	—	—	—	63%	—	—
4.1. Provision of IT/OT data-driven solutions	CE 4.1	49	1%	N/EL	N/EL	N/EL	N/EL	EL	N/EL	—	—	—	—	—	—	—	3%	—	—
2.4. Remediation of contaminated sites and area	PPC 2.4	7	0%	N/EL	N/EL	N/EL	EL	N/EL	N/EL	—	—	—	—	—	—	—	0%	—	—
OpEx of Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**2 800**	**64%**	**0%**	**—%**	**—%**	**0%**	**64%**	**—%**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**66%**	**—**	**—**
A. OpEx of Taxonomy-eligible activities (A.1+A.2)		2 800	64%	0%	—%	—%	0%	64%	—%	—	—	—	—	—	—	—	66%	—	—
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
OpEx of Taxonomy-non-eligible activities (B)		1 539	36%																
Total (A+B)		**4 339**	**100%**																

Y - Yes, Taxonomy-eligible and Taxonomy-aligned activity with the relevant environmental objective; N - No, Taxonomy-eligible but not Taxonomy-aligned activity with the relevant environmental objective; EL - Taxonomy eligible activity for the relevant objective; N/EL – not eligible, Taxonomy non-eligible activity for the relevant environmental objective

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Standard templates for the disclosure referred to in Article 8(6) and (7) of the Delegated Regulation (EU) 2021/2178

S. No.	Nuclear and fossil gas related activities	Nokia's assessment (YES/NO)
	Nuclear energy related activities	
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	NO
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	NO
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	NO
	Fossil gas related activities	
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	NO
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	NO
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	NO

Reporting principles for metrics

This section explains how turnover (net sales), capital expenditure and operating expenditure were determined and allocated to the numerator; and the basis on which the turnover (net sales), capital expenditure and operating expenditure were calculated. Double counting has been avoided in the allocation in the numerator of turnover, capital expenditure and operating expenditure across economic activities.

Turnover (net sales)
Taxonomy-eligible turnover (net sales) in the numerator includes the aggregated amount of turnover (net sales) from products and services associated with Nokia's taxonomy-eligible economic activities. The denominator is the total turnover (net sales) of Nokia as presented in the consolidated income statement.

Capital expenditure
Taxonomy-eligible CapEx includes CapEx associated with turnover (net sales) generating taxonomy-eligible economic activities, as well as CapEx from activities that reduce GHG emissions but are not directly generating turnover (net sales).

The denominator is the total amount of additions to intangible assets, property, plant and equipment, and right-of-use assets during the financial year as presented in the consolidated financial statements. This include additions to tangible and intangible assets resulting from business combinations, excluding goodwill. Additions are considered before depreciation and amortization for the relevant financial year. Total additions are presented in the notes to the consolidated financial statements in Note 4.1. Goodwill and intangible assets; Note 4.2. Property, plant and equipment; and Note 4.3. Leases.

Operating expenditure
In assessing its taxonomy-eligible operating expenses, Nokia includes in the numerator the direct research and development expenses related to the products and services associated with its taxonomy-eligible economic activities, excluding depreciation, amortization and impairment costs. The denominator consists of research and development expenses as presented in the consolidated income statement, excluding depreciation, amortization and impairment costs.

The definition of operating expenses in the EU Taxonomy also includes building renovation measures, short-term leases, maintenance and repair, and any other direct expenditures relating to the servicing of assets of property, plant and equipment. As these expenses cannot be measured reliably, they are excluded from reported operating expenses unless the expenses are already included in the research and development expenses.

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Social information

This section details Nokia's commitment to social responsibility, covering how the company manages own workforce, value chain workers, affected communities, and consumers- and end-users-related matters.

Own workforce (ESRS S1) 144
Workers in the value chain (ESRS S2) 152
Affected communities (ESRS S3) 159
Consumers and end-users (ESRS S4) 163



Nokia's key performance indicators in 2025

Share of women out of total employees

23%

H&S Lost Time Incident Frequency Rate (LTIFR) for Nokia own workforce, reduced year-on-year

0.055 LTIFR (2024: 0.085)

Share of suppliers received a satisfactory sustainability score in Nokia's supplier performance evaluations

82%

Direct beneficiaries reached through social digitalization projects

829 953

Nokia's key highlights in 2025

- New leadership principles launched in 2025 and culture of learning reinforced through introduction of new development tools
- Received Binding Corporate Rules (BCRs) approval, demonstrating commitment to data protection and privacy compliance
- Conducted 788 supplier corporate responsibility audits and Ecovadis assessments to mitigate labor rights risks and promote sustainable practices in Nokia's supply chain
- Introduced a new Corporate Social Donation strategy, with 9 selected initiatives and continued UN Women community programs with 8 initiatives

143 Nokia in 2025

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Own workforce (ESRS S1)

Material impacts, risks and opportunities related to Own Workforce

The double materiality assessment resulted in the following sustainability sub-topics being assessed as material to Nokia: working conditions, equal treatment and opportunities for all and other work-related rights of own workforce. The assessment covered own workforce, including both employees and non-employees. The following table illustrates the material impacts, risks and opportunities, as well as how Nokia manages those impacts, risks and opportunities.

Nokia's approach to determining material impacts, risks and opportunities is described under the 'General information' section.

Sub-topic	Material impacts, risks and opportunities	Management
Working conditions: Secure employment	**Positive impact:** Nokia's innovative approach to staff development and talent attraction has enabled it to act resiliently in the markets and renew itself in ways that positively impacts its own workforce. **Negative impact:** Restructurings and organizational changes negatively impacting stability and job security. **Risk:** Inability to attract, develop and retain a future-fit workforce with the right skill set, and in the right locations, in a competitive job market, in a rapidly changing technological environment, or during business transformation.	Nokia is investing in measures that target the development of future-fit talent at a company and business group level, focusing on critical skills, stretch assignments and exposure to different parts of the business through internal mobility initiatives. In instances when unavoidable business transformation negatively impacts its own workforce, consequences are mitigated through measures such as re-skilling, redeployment support and severance packages, while continuing to honor its long-standing commitment to engage with employee representatives through continued social dialogue and an exchange of views with employee representatives, in line with applicable frameworks and established practices.
Working conditions: Work-Life Balance	**Positive impact:** Nokia offers global paid family-related leave which often exceeds local regulations to align with defined internal best practices.	Nokia provides paid time off for holiday for all employees to be taken in each calendar year. In addition, other types of leave, such as maternity, paternity, parental, adoption, sick leave and bereavement, are considered important. Nokia's global approach is to consider all sabbatical requests for between 3 and 6 months (after 4 years' continuous employment) and 3 to 12 months (after 10 years' continuous employment) subject to meeting business needs and local regulations regarding sabbaticals. Nokia's Global Child Leave Policy is a minimum standard in all Nokia countries' leave of absence policies. It provides any Nokia employee who becomes a parent, regardless of gender, with at least three months' paid leave and the right to return to work up to one year following the date of birth or adoption. With this, Nokia wants to enhance parents' bonding with their children and to drive a societal and mindset shift in fathers' rights too. Nokia has a Flexible Working Standard Operating Procedure (SOP), which applies to all employees of the Nokia Group.
Working conditions: Adequate wages	**Risk:** Increases in wages or changes in the related practices / regulations resulting in increases in Nokia's personnel-related costs. **Risk:** Inability to attract, develop and retain a future-fit workforce with the right skill set and in the right locations, in a competitive job market, in a rapidly changing technological environment, or during business transformation.	Nokia's compensation and benefits programs contribute to its business success by balancing market competitiveness and affordability, based on a total compensation approach. These are performance-driven (both on an individual and company basis), flexible and fair. The key elements of Nokia's compensation structures are annual base salary, incentive/bonus programs, recognition programs and equity-based, long-term incentives.

144 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Sub-topic	Material impacts, risks and opportunities	Management
Equal treatment and opportunities for all: Gender equality and equal pay for work of equal value	**Positive impact:** Nokia has adopted gender equality and equal pay principles for own employees.	As it recognizes how unique perspectives can build world class technology and drive its business forward when working collaboratively, Nokia strives to create a culture of trust and belonging for all perspectives, genders, and ethnicities. Nokia aspires to be more representative at large, so that its teams reflect the communities Nokia serves and the diverse world around it. On an annual basis, Nokia analyzes the gender equality of its compensation practices and funds additional, focused salary increases to remediate unexplained gender pay gaps. Nokia consistently investigates its policies and practices to address decisions, customs and processes that might threaten a segment of its workforce unfairly. Nokia is committed to equal pay for work that is of equal value.
Equal treatment and opportunities for all: Training and skills development of own workforce	**Positive impact:** Nokia offers extensive training and skills development opportunities to its own workforce regarding knowledge and competence development as an essential element of its business strategy, which allows employees to maintain and enhance their skills. **Risk:** Inability to attract, develop and retain a future-fit workforce with the right skill set and in the right locations, in a competitive job market, in a rapidly-changing technological environment, or during business transformation.	Nokia has further invested in internal career path tools and resources to enable employees to access personalized guidance on career growth choices. Nokia is investing in measures that target the development of its people at a company and business group level, focusing on critical skills, stretch assignments and exposure to different parts of the business through internal mobility initiatives. Nokia business groups are responsible for identifying future skills and capabilities needs in order to keep up with innovation, and evolving technology and business environments. Future-fit talent is a key enabler of Nokia's business strategy and is central to its approach to engaging, developing, and retaining its workforce.
Other work-related rights: Privacy	**Risk:** The volume of and changes in global privacy laws, together with the proliferation of AI-related workforce solutions, and increasing cyber threats, exacerbates the risk of Nokia falling short of compliance requirements leading to negative financial, reputational and regulatory consequences.	Nokia is committed to safeguarding the privacy of its workforce by adhering to internationally recognized privacy standards and regulations. A central team of Privacy, Data and Cyber Regulatory experts conducts weekly horizon scanning to review emerging legal requirements globally, and supports with implementation initiatives. AI use cases impacting individuals, are assessed for compliance with privacy and AI laws and regulations, as well as ethical considerations and employee impact.

Policies

Nokia's workforce represents the essence of the company's identity. Nokia aspires to provide an environment where people have opportunities to grow and develop continuously in a culture that is inclusive and diverse. In 2025, the company continued to cultivate one high-performing Nokia, centered around talent, leadership and culture, while following the essential principles of being open, fearless and empowered ("the Nokia Essentials").

Fair workplace and our policies

Nokia upholds high standards of ethics and human rights in its own activities and aims to treat all its employees and other stakeholders in accordance with internationally-recognized ethical and responsible business practices and relevant legislation. Nokia's Code of Conduct, People Framework, Human Rights Policy, and local employment laws, policies and practices collectively form the basis for its labor conditions. Nokia is committed to the principles laid out in the United Nations Universal Declaration of Human Rights, the United Nations Global Compact and the International Labor Organization's Declaration of Fundamental Principles and Rights at Work. Nokia follows and, where possible, strives to exceed the standards set out by local labor laws and regulations. The company publishes information related to its employment policies and guidelines on its intranet. Please refer to the section General information, 'Policies adopted to manage material sustainability matters' for further information regarding Nokia's policies.

Nokia's policies, Standard Operating Procedures (SOPs) and Code of Conduct apply to Nokia's employees and suppliers. The company's policies cover zero tolerance for child and forced labor, freedom of association and collective bargaining, non-discrimination, humane treatment, working time, disciplinary practices, compensation, and occupational health and safety.

On the topic of discrimination, Nokia's People Framework specifically states that "No employee or candidate for employment will, therefore, receive less favorable treatment due to their race, religion, belief, color, nationality, ethnic origin, age, sex, sexual orientation, gender identity, characteristics or expression, marital status, connections with a national minority, disability, membership or non-membership of a trade union, or other protected classes".

Finally, in countries where employment of young people is customary and allowed by local law, if any worker is between 15 to 18 years old, they are not permitted to carry out work that may be hazardous, unsafe or unhealthy or to work night shifts.

Secure employment

Nokia ensures support for all aspects of 'social protection'. All Nokia employees are entitled to paid sickness absence. The duration and level of sickness pay varies by country and considers prevailing market practice and any mandatory provisions. All Nokia employees are eligible for additional financial payments in the event of involuntary termination of employment, and severance pay packages vary by country and reflect mandatory and local market practice. Nokia provides support in the event of work injury and acquired disability. Nokia has a global policy that provides a minimum of 90 days' paid leave and a further 9 months' unpaid leave for all new mothers and fathers; many Nokia countries have local policies that exceed this level of support for maternity absence.

Nokia provides for family leave in line with local legal requirements. All Nokia employees participate in arrangements that support them in building financial security for the future. The design of the benefit plan for retirement varies from county to country: in some countries provision is wholly via participation in state-established plans, whilst in other countries it is a combination of Nokia and state plans.

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Work-life balance Nokia does not permit its workforce to work longer hours than legally allowed. It defines regular working hours in accordance with local laws. Globally, Nokia supports employees’ work-life balance with flexible working arrangements that allow remote/home-based working, provided the nature of their job role is such that they are not required to be on a particular site to be able to perform their duties. Flexible working enables employees to balance their work and family obligations in a way that meets their individual needs. Nokia provides paid time off for holiday for all employees to be taken in each calendar year. Nokia’s Global Child Leave Policy is a minimum standard in all Nokia countries' leave of absence policies. It provides any Nokia employee who becomes a parent, regardless of gender, with at least three months’ paid leave and the right to return to work up to one year following the date of birth or adoption. With this, Nokia wants to enhance parents’ bonding with their children and to drive a societal and mindset shift in fathers' rights too. In addition, Nokia offers paid time off for various life events, such as marriage, funerals, house moves, and volunteering days. Where applicable, guidance is provided through Nokia’s Worktime Standard Operating Procedure document. The company guarantees a minimum of one day off in every seven days in production operations. Privacy Nokia is committed to safeguarding the privacy of its workforce by adhering to internationally recognized privacy standards and regulations, including the General Data Protection Regulation (GDPR), Binding Corporate Rules (BCRs), and ISO27001 certification. The company’s Privacy Policy underscores the secure collection, processing, and storage of employee data globally. Governance of privacy practices is managed by the Global Privacy Office (GPO), led by the Global Head of Privacy, supported by Regional Data Protection Officers, and a network of Privacy Leads and Champions across the organization. This framework is underpinned by Nokia’s Global Privacy Policy and Global Privacy Governance Policy, which are based on the EU GDPR and related requirements applicable to Binding Corporate Rules for both processors and controllers. Privacy training is mandatory for all employees and includes foundational and role-specific modules to ensure awareness of privacy rights and responsibilities. The Privacy Steering Group oversees the implementation of privacy policies and ensures alignment with Nokia’s governance structure. The Global Head of Privacy reports annually to the Audit Committee, and contributes quarterly to the Chief Compliance Officer’s audit committee reports. Adequate wages Nokia’s compensation and benefits programs contribute to its business success by balancing market competitiveness and affordability, based on a total compensation approach. These are performance-driven (both on an individual and company basis), flexible and fair. The key elements of the compensation structures are annual base salary, incentive/bonus programs, recognition programs and equity-based, long-term incentives. All Nokia employees are paid an adequate wage, in line with applicable benchmarks. Pay practices are regularly reviewed to align pay with performance, experience, and the skills required for every position. Nokia pays at least the minimum wage, complies with the applicable legal requirements for wages and, at a minimum, provides any legally or contractually required benefits. Company policy requires that part-time or fixed-term employees have access to the same employee benefit plans as permanent, full-time employees, where permissible and possible. Since 2019, Nokia has analyzed the gender equality of its compensation practices and funded additional, focused salary increases to remediate unexplained gender pay gaps. It consistently investigates own policies and practices to address decisions, customs and processes that might threaten a segment of Nokia’s workforce unfairly. While global salary ratios are not disclosed, Nokia is committed to equal pay for work that is of equal value (skill, responsibility, etc.). This is applied irrespective of an individual’s personal characteristics such as gender, race, age, national origin, ethnicity, color, religion, sexual orientation, gender identity, gender characteristics or expression, disability, or legal entitlement to family leave. Equal treatment and opportunities for all Nokia actively fosters a culture of trust and belonging. The company aspires to be more representative at large, so that its teams reflect the communities the company serves and the world’s diversity. As part of Nokia’s People Agenda, priorities focus on increasing diverse representation and embedding inclusion into policies and employee experience. Nokia is investing in hiring strategies that include attracting and sourcing diverse pipelines of candidates across roles and locations, including a focus on women in early careers, in order to improve the current gender balance and for future careers at Nokia. Training and skills development Nokia continually builds its culture and refreshes its talent management, performance management and career development activities. Future-fit talent is a key enabler of its business strategy and is central to Nokia’s approach to engaging, developing and retaining people. Nokia continuously reviews its talent and performance management to align with its strategy, ensure the greatest visibility of its talent, and support the development of the necessary skills for success and growth. Annual development reviews are available to all employees. Nokia people managers are required to provide continuous feedback and hold quarterly discussions with employees. Nokia’s people development focus has three main pillars: 1. Talent, which covers growth and talent development, succession planning, career moves and rotations, sustainable talent pipelines, and future-fit talent. 2. Leadership, which includes leadership principles, leadership development, a top leaders’ community, and sponsorship and mentoring. 3. Culture, which includes creating a safe space, employee listening, and accountable leaders. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 146 Nokia in 2025

Processes for engaging with own workforce and workers’ representatives about impacts Freedom of association and collective bargaining Nokia respects the right to collective bargaining and freedom of association. Collective bargaining agreements are local and, in most countries where collective bargaining agreements are in place, employees who have chosen not to be members of a union are also covered by similar terms. Nokia maintains a regular and pre-agreed engagement schedule with the different representative structures, to ensure ongoing dialogue. Employees can freely choose to join, not join or leave unions and associations and select their representatives based on local and international practices. In countries and regions where works councils operate, Nokia works collaboratively with them. Nokia communicates regularly with employees directly, as well as with their representatives during meetings with bodies such as the European Works’ Council (“EWC”). Employee representatives are entitled to participate in training that is necessary to carry out employee representative duties and to increase their knowledge of trade union rights and obligations. Additionally, employee representatives can use company infrastructure during the workday. The responsibility for the engagement with Nokia’s own workforce and workers’ representatives rests with the Chief People Officer (through the People Relations Team) and the Chief Legal and Administrative Officer (who is currently also acting as Interim Chief People Officer), through the Labor and Employment Law Team. Equal Opportunities Nokia invested in internal career path tools and resources to enable employees to access viable, and often personalized guidance, on career growth choices. In addition, the Talent Acquisition & Development team provides advice to employees throughout the internal vacancies and career application process. Processes to remediate negative impacts and channels for own workforce to raise concerns The processes and channels available to our workforce to raise concerns and have them addressed are described in the section ‘Business Conduct (ESRS G1)’, ‘Reporting channels and investigations process’. Actions Social protection measures The business environment in which Nokia operates is highly competitive and occasionally requires structure and cost reassessment. In those circumstances, Nokia prioritizes provision of support for impacted employees and the adoption of mitigating and social protection measures such as: ▪ Offering employees continued training opportunities to maintain and develop their skills and competencies to meet the anticipated changes in business, markets and the technology environment in which we operate. ▪ Supporting and encouraging redeployment activities for affected employees to find new job opportunities in the company, including retraining as necessary and as appropriate. ▪ Offering severance packages to exited employees that are often of greater value than what is required by local laws. ▪ Offering access to Employee Assistance Programs through which staff can access any support needed, including 24/7 counselling and wellbeing support. ▪ Offering of outplacement and job search support outside the company. Ethics and Non-discrimination initiatives implementation Nokia implements policies to prevent, mitigate, and address discrimination through a combination of proactive measures, robust reporting mechanisms, and corrective actions. Prevention is achieved through ongoing awareness campaigns and mandatory training programs designed to educate employees on inclusive behaviors and the importance of diversity, ensuring that these principles are deeply embedded in the organizational culture. To address potential violations, a well-established Ethics Helpline is maintained, supported by a strong speak-up culture. Employees are encouraged to report any concerns about behaviors that may conflict with Nokia’s values. Once a report is made, it is handled by a dedicated Ethics team, which assigns an investigator to thoroughly review the concern and determine appropriate outcomes. Privacy To ensure robust privacy practices, Nokia conducts Data Protection Impact Assessments (DPIAs) for all major data processing activities to identify and mitigate privacy risks. Privacy Risk Assessments are carried out across all personal data processing activities, including high-risk processing such as artificial intelligence (AI), which is subject to specific DPIAs aligned with regulatory standards. Transparency is a key principle, with a suite of external privacy notices explaining how Nokia processes personal information of employees and job candidates. Just-in-time notices are embedded for bespoke processing activities. Consent management mechanisms are in place to obtain, manage, and document employee consent for data processing activities, as required. Role-based access controls ensure that only authorized personnel can access sensitive employee data, while processes are established to enable employees to exercise their data rights in line with Nokia’s Privacy Policy. A robust incident management framework is in place to address data breaches, including notification to affected parties and regulatory authorities. Nokia takes proactive measures to ensure compliance with privacy policies and frameworks. Regular internal audits are conducted to assess adherence to privacy standards. Data security and privacy by design are considered in relation to processing activities, to ensure that only the necessary data is processed, and that retention periods are defined. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 147 Nokia in 2025

The company has set clear objectives to enhance employee privacy awareness across all regions where it operates and to improve privacy risk management processes to ensure ongoing compliance with global privacy standards.

Annual gender pay gap review

Nokia continues to monitor pay equity to ensure equity in pay across genders.

In 2025, Nokia ran a stand-alone remediation round (not integrated in the annual compensation cycle) in October, ensuring any statistically significant unexplained pay gap was closed. Nokia commits to continue to emphasize and apply actions and mitigations, where necessary, to continuously improve pay equity, regardless of gender.

Competence development

Competence development activities focus on leadership, business-critical, and technical skills for current and future needs. Learning solutions are offered to Nokia's customers, partners, and employees. The average number of all internal learning hours was 20 hours per employee in 2025. To reinforce a culture of learning, employees are provided with a tool which enables them to monitor their learning and information sharing.

Leadership development

Nokia's leadership principles are referred to by the acronym "LEAD" (**L**ead with courage; **E**mpower performance; **A**ct with respect; and **D**eliver Nokia First). These were communicated to all people managers in early 2025, and include behavioral indicators that back up each principle.

People managers are offered a specific training program, Leadership for Impact, through different sessions delivered across different locations.

Nokia's new manager onboarding process was refreshed and new leadership development programs were launched, including sessions for mid-level leaders on relevant topics, such as leadership and performance management.

Future Talent Growth

Nokia provides growth opportunities for future talent that allow for targeted development at company level and business group level focusing on critical skills, stretch assignments, and exposure to different parts of the business through internal mobility initiatives. Business groups and functions have unit/function-specific initiatives in place to address their strategic talent needs.

Targets and related progress

Women in workforce

The target was set in 2021, at global level and across Nokia's multiple locations, to address the under-representation of women across Nokia's own employees, and provide equal opportunities to improve gender balance, where legally possible.

Nokia's target is:

25%

female in Nokia's own employees overall by 2030

The ratio of women in Nokia's own employees during 2025 was

23%.

Globally, we continue to work on development and retention for gender diversity, where it is legally permissible and possible. We track targets with key stakeholders in the business, people and talent acquisition teams.

Progress towards ESG targets in 2025

Target year	Base year	Base value	Target	2025 results	Target status
S1: Own workforce					
2030	2021	22%	Increase the share of women to a minimum of 25% of total employees.	The ratio of women was 23% at the beginning of 2025 and remained the same at the end of 2025. Nokia continues to work on development and retention for gender diversity.	On track →

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Disclosure tables

Number of employees by contract type, by gender and by country/ region

Employees by gender	2025 Permanent employees	2025 Temporary employees	2025 Total employees	2024 Permanent employees	2024 Temporary employees	2024 Total employees
Female	17 116	980	18 096	17 020	877	17 897
Male	57 478	1 987	59 465	57 473	1 929	59 402
Other category[1]	192	252	444	1 134	1	1 135
Total	**74 786**	**3 219**	**78 005**	**75 627**	**2 807**	**78 434**

(1) Non-binary, third gender and/or not disclosed.

Employees by country/region	2025 Permanent employees	2025 Temporary employees	2025 Total employees	2024 Permanent employees	2024 Temporary employees	2024 Total employees
Asia-Pacific	3 474	99	3 573	3 443	78	3 521
India	17 708	702	18 410	17 270	514	17 784
Europe (w/o Finland)	24 887	1 539	26 426	25 295	1 423	26 718
Finland	6 359	426	6 785	6 316	400	6 716
LAT	2 802	91	2 893	2 669	80	2 749
MEA	2 715	53	2 768	2 929	41	2 970
NAM	9 640	250	9 890	9 064	223	9 287
China	7 201	59	7 260	8 641	48	8 689
Total	**74 786**	**3 219**	**78 005**	**75 627**	**2 807**	**78 434**

At the end of 2025, Nokia employed 77 586 people, with an average of 78 005 employees across the year.

Employee turnover

Employee turnover in reporting period	2025	2024
Total number of employees left the company	9 242	8 934
Turnover rate, %	12%	12%

Number of non-employees

Number of non-employees	2025	2024
Number of non-employees in own workforce	1 836	1 869

Employees at top management level

Employees at top management	2025 Number	2025 Share, %	2024 Number	2024 Share, %
Female	615	17%	597	17%
Male	2 903	83%	2 816	83%
Total	**3 521**	**100%**	**3 413**	**100%**

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Employees by age group

Employees by age	2025 Number	2025 Share, %	2024 Number	2024 Share, %
Under 30 years old	10 241	13%	10 292	13%
30–50 years old	43 260	55%	45 600	58%
Over 50 years old	22 310	29%	21 451	27%
Unknown[1]	2 194	3%	1 091	1%
Total	**78 005**	**100%**	**78 434**	**100%**

(1) The age group of the remaining employees is unknown.

Employees skills development

Employees who participated in regular performance and career development reviews, by gender and by employee category (in %)

Employee gender (%)	2025	2024
Employee		
Female	23%	23%
Male	76%	72%
Total	**99%**	**95%**

Employee category (%)	2025	2024
Employee		
People managers	8%	8%
Individual contributors	91%	87%
Total	**99%**	**95%**

Training hours

Average number of training hours per employee, by gender and by employee category

Employee gender	2025	2024
Employee		
Female	17	17
Male	21	19
Other category[1]	15	16
Overall average	**20**	**19**

(1) Non-binary, third gender and/or not disclosed.

Employee category	2025	2024
Employee		
People managers	17	13
Individual contributors	21	19
Overall average	**20**	**19**

Work-life balance[1]

Entitled employees that took maternity/ paternity-related leave (%)[2]	2025	2024
Female	1%	1%
Male	2%	2%
Total	**3%**	**3%**

(1) The work-life balance related metrics presented in the above table are reported for the first time in 2025, including the comparative information for the reporting year 2024.
(2) Based on the Global 'New Child Leave' policy. Applicable to all employees with minimum of one year of service

Gender pay gap and annual total remuneration

Remuneration metrics	2025	2024
Gender pay gap between female and male employees, %	0.9%	0.7%
Annual total remuneration ratio	90.90	50.71

Based on the adjusted pay analysis, female employees earn 0.9% less than male employees, accounting for any applied controls.

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

150 Nokia in 2025

Reporting principles for metrics Nokia's own workforce includes both employees and non-employees. Non-employees are short-term external temporary resources sourced from external suppliers and engaged in employment activities under the direction of Nokia. This includes individuals performing the same work as Nokia employees, such as those filling in for absent employees or performing regular work at the same site as Nokia employees. Infinera acquisition impact on the metrics Infinera is included in the reported metrics for 2025 from the effective date of the acquisition, i.e. the beginning of March 2025. Comparative information for 2024 presented in this section excludes Infinera, in line with the basis for preparation of the Sustainability Statement. The Infinera acquisition increased the number of employees in March 2025 by 4.6%. Characteristics of Nokia employees Number of employees by contract type and gender Employee data is reported in headcount and represents averages across the reporting period, from January until December. This data aligns with information reported in the financial statements. Employee counts are further categorized by gender: female, male, and other category. This includes permanent and temporary employees. Permanent employees are considered to be those which are employed on a permanent contract of employment and are on Nokia’s payroll, in any jurisdiction. Temporary employees are considered to be those which are employed on a contract of employment that are not permanent in nature and are on Nokia’s payroll, including fixed term contracts and internships. This category excludes contractors, consultants or any other independent workers that get paid by Nokia via invoice and not via payroll. Number of employees by contract type and country/region Employee numbers, including permanent and temporary employees, are distributed across several large countries, e.g. Finland and India, and key regions that represent the primary locations for Nokia's workforce. Characteristics of non-employees in Nokia’s own workforce The non-employee metric is reported in headcount and disclosed as total average across the reporting period. Diversity metrics Employees at top management level Nokia’s top management includes line managers and individual contributors who are senior directors and executives. Internally, this corresponds to job grade 13 and above. Employees by age group The total number of employees by age group is reported in headcount and represents averages across the reporting period. Women in workforce target The share of females in Nokia’s overall own employees is reported based on the number of own permanent employees identified as female, excluding trainees/temporary employees, at the end of the reporting period, compared to the total number of employees. Training and skills development metrics Employees skills development The percentage of employees participating in regular performance and career development reviews is based on the reviews completed in the reporting year. Training hours The training and learning hours metrics include the average hours of training per employee, calculated by dividing the total learning hours by the number of learners (employees). The employee base for this report includes all Nokia employees and trainees, measured by headcount at the end of the reporting year. Training types include external training. These training hours are self-reported by the employees. This category encompasses formal training, as well as informal learning activities, such as reading books or attending seminars. Work-life balance metrics Maternity/paternity leave The share is calculated based on the number of employees who took maternity/paternity leave compared to the total average number of employees during the reporting year. Remuneration metrics Gender pay gap To ensure gender pay equity, Nokia conducts biannual in-depth pay analyses. These analyses investigate whether there are statistically significant differences in pay distribution between male and female employees within groups of similar individuals. To identify potential issues, employees are initially grouped based on geography and/or role type. Within each group, Nokia further controls for neutral, objective, and deliberate pay differentiators at Nokia, such as job grade and performance. The adjusted pay gap measures the difference in compensation for employees performing work based on neutral, job related factors. The adjusted gap is the weighted average pay equity gap across groups, taking into account currently applied objective and gender-neutral controls and settings. The weighing is based on female employee headcount, meaning groups with larger female employee headcounts factor in more to the aggregate number than those with smaller female employee headcounts. Nokia focuses on addressing systemic differences, not individual variations. The goal is to ensure there are no patterns of women being paid differently than men. Annual total remuneration The annual total remuneration ratio is calculated by dividing the CEO's total pay by the average employee salary. Annual total remuneration encompasses all salary, benefits, equity, and bonuses paid. The CEO's bonus payout requires approval from both the Board of Directors and the Personnel Committee. Nokia's average salary is calculated by dividing the total salaries paid by Nokia’s average headcount during the reporting year. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 151 Nokia in 2025

Workers in the value chain (ESRS S2)

Nokia works towards strengthening its supply chain resilience and drives active engagement across its value chain, working with its suppliers to raise the standards in its ecosystem in key sustainability areas including labor rights and Health and Safety. Supplier due diligence is one of the four pillars of Nokia's responsible sourcing strategy complemented by supplier development and learning and industry collaboration as key enablers for success.

Nokia conducts business with around 9 800 suppliers in over 100 countries. For a description of Nokia's sourcing categories and countries that also reflects sectors where Nokia's value chain workers are employed, please refer to the section 'Business model and value chain' in the section 'General information'.

Material impacts, risks and opportunities related to workers in the value chain

The double materiality assessment indicated that working conditions and other work-related rights for workers in the value chain are material sub-topics for Nokia. The following table describes the material impacts, risks and opportunities, as well as how Nokia manages these.

Sub-topic	Material impacts, risks and opportunities	Management
Working conditions: Working time	**Negative impact:** Suppliers' employees in supplier manufacturing facilities or customer services sites may be exposed to excessive or non-voluntary overtime, continuous work without day off during peak manufacturing or projects with short execution time.	Working hours related controls are part of our Supplier due diligence, one of the building blocks under our responsible sourcing and supply chain strategy. Nokia endorses internationally agreed standards related to working hours cap and leave aiming to lead suppliers' employees to experience good work-life balance. Nokia conducts risk based due-diligence via online and onsite audits and corrective action management/supplier training.
Working conditions: Adequate wages	**Negative impact:** Suppliers' employees in supplier manufacturing facilities or customer services sites may be exposed to receiving insufficient wages, deductions from their wages, not receiving correct full and final settlement when terminating employment, or working under false apprenticeship schemes.	The wages and benefits subject is part of our Supplier due diligence, one of the building blocks under our responsible sourcing and supply chain strategy. Nokia conducts risk based due diligence via online and onsite audits and corrective action management/supplier training. Suppliers' employees shall receive wages and benefits in line with their contractual agreements and industry minimum standards, without unnecessary deductions and shall meet at least living wage minimum.
Working conditions: Health and Safety (H&S)	**Negative impact:** Nokia business activities associated with the installation of network equipment & support services, site acquisition and permitting may include health and safety threats related to working at height, road safety, electrical safety, underground assets, street works and working in high or extreme risk countries/regions.	"Health and Safety" is one of the building blocks of our sustainability strategy. Strategic focus areas include: Leadership & Behavior, Implementation of Global High-Risk Health and Safety Standards, Improving Existing Services, Continuity of Operations, Assurance & Governance, Global Health and Safety Risk & Opportunity Analysis. Health and Safety remains a key priority for Nokia. Group leadership representatives set the strategic direction and policies for Health and Safety at Nokia. Nokia has a broad range of programs targeting continuous improvement to address job-related Health and Safety risks when installing and maintaining equipment and providing services and solutions to Nokia's customers. Nokia's Health and Safety Management System is globally certified and based on the internationally recognized ISO 45001 standard. Coverage within the scope is comprehensive across all business groups, network services and installations, and customer operations and supporting corporate functions. In 2025, the Health and Safety management system covered 46% of Nokia's sites and 84% of employees. Nokia is positioned as an effective leader in global Health and Safety management systems and programs worldwide, having demonstrated continuous improvement year-over-year. Nokia works proactively to minimize the potential and impact of work-related incidents. When accidents occur, they are thoroughly investigated, corrective actions are identified and these provide an opportunity to adapt safety programs and prevent future recurrence.
Other work related rights: Forced labour	**Negative impact:** Suppliers' employees may be exposed to forced labor, including having to work without a valid employment contract, exposure to recruitment fees being collected as part of recruitment channels, casual labor entering our services supply chain, with the risks being particularly higher in deeper supply chain tiers, and in services supply chain where execution of lower skill profile last mile tasks may occur, especially in remote areas which are difficult to reach.	Forced labor prevention is part of our Supplier due-diligence, one of the building blocks under our supply chain strategy. We have robust due-diligence practices in place, including risk mapping, online and onsite audits, capacity building, remediation, consequence management, performance evaluation, stakeholder grievance. We also collaborate with customers and industry consortium on the same.

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Identification and assessment of material impacts, risks and opportunities Nokia’s approach to determining material impacts, risks and opportunities is described under the ‘General information’ section. Specific impacts, risks and opportunities were identified on the basis of supplier assessments and audits that Nokia conducts each year, as well as industry fora, stakeholder inquiries and supplier workshops and webinars. Findings related to working time, wages, health and safety and forced labor risk were the most frequent findings in Nokia’s supplier audits in 2025 (please refer to the table under the section ‘Actions’ for examples of identified non-compliance, and the table under the section ‘Disclosure Tables’ for audit findings). The information gathered through this process was used for the identification of material impacts, risks and opportunities related to workers in Nokia’s value chain. Policies The Nokia Code of Conduct is the company’s highest-level policy, which also covers Nokia’s commitment to Human Rights in its own operations, supply chain and business relationships. Refer to the section General information, ‘Policies adopted to manage material sustainability matters’ for further information regarding the Nokia policies. Nokia expects its suppliers to adhere to the Nokia Third-Party Code of Conduct and provides them with the Nokia Supplier Requirements, including the Responsible Business Alliance’s (RBA) Code of Conduct and additional, Nokia-specific, sustainability requirements. Nokia labor-related requirements for Nokia’s suppliers are based on international standards such as the Universal Declaration of Human Rights, the International Labor Organization Core Conventions and the Social Accountability SA8000 Standard. These requirements include working time, overtime, leave, compensation and benefits, as well as risks of modern slavery and forced and child labor prevention. The requirements are covered under Nokia’s Supplier Requirements, which include the requirements from the latest version of the Responsible Business Alliance’s Code of Conduct, as well as Nokia-specific supplier requirements on top of the industry Code. An overview of Nokia’s Supplier Requirements is published on Nokia’s website and made available to all stakeholders. These Supplier Requirements are cascaded down to suppliers as part of qualification and contracting, as well as supplier training, and are expected to be cascaded down to the next tier of suppliers by Nokia’s suppliers. The Nokia Health, Safety and Labor Conditions Policy, as well as Nokia’s Life-Saving Rules, cover all operations performed by everyone working on behalf of Nokia, at Nokia’s own or customer premises. Health and safety requirements are also integrated into Nokia’s contractual requirements with suppliers. Nokia has developed global Health and Safety Implementation Standards to cover high-risk activities (working at height, road safety etc). These global standards are localized by competent country-based health and safety practitioners to include country- and customer-specific requirements. These standards are published on Nokia’s external supplier portal and communicated by the relevant stakeholders locally and via supplier training. Nokia has set stringent KPIs related to its in-house Supplier Health and Safety Maturity Assessment. This assessment helps to ensure that suppliers know Nokia’s Health and Safety requirements and have the capabilities to deliver work safely on Nokia’s behalf. Processes for engaging with value chain workers about impacts Nokia engages with value chain workers through on-site audits and inspections conducted to the suppliers. These include but are not limited to management system reviews and interaction, site tours, worker interviews, timesheet and holiday leave checks, remuneration checks, employment contract and file checks. When performing sampling for documentation reviews and worker interviews, vulnerable group representatives are included. On-site audits are conducted based on risk, prioritizing supplier sites in high-risk geographies, as well as supplier commodities with a high risk of labor rights infringements. Nokia’s supplier-related monitoring, assessment and auditing activities also include EcoVadis assessments. These are online assessments of supplier policies and procedures, which include evaluations of policies and controls relating to working time and leave, remuneration, recruitment and forced labor prevention. EcoVadis assessments are repeated every two to three years depending on the supplier score. Interaction with supplier employees is also conducted via supplier training (on-site workshops and webinars). Health and safety-related worker consultations and interactions include: Supplier Health and Safety Maturity Assessments, on-site sustainability audits (worker interviews), site monitoring and inspection programs, EcoVadis assessments, the implementation of Nokia’s Life-Saving Rules (any worker has the right to refuse work), Nokia Senior Leader Safety Tours, Nokia’s License to Work program, supplier competence development (including Nokia’s Safety Capability and Enablement Program), safety stand-down days, and joint on-site training events in collaboration with specialist companies. Relevant health and safety risks are communicated to value chain workers via Health and Safety Plans, Global Health and Safety High Risk Standards and local Health and Safety Standard Operating Procedures (SOPs), safety alerts, and bulletins to communicate good practice and highlight potential risk-related issues. The Nokia Supplier Health and Safety portal is used to communicate processes, training and good practices. There is also a Health and Safety Reward and Recognition program in place which includes suppliers. Operational responsibility for the engagement of workers in the value chain is with the Head of the Sustainable Supply Chain for labor rights and the Head of People Safety & Security for health and safety aspects. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 153 Nokia in 2025

Processes to remediate negative impacts and channels for value chain workers to raise concerns

Findings from audits and assessments are addressed through corrective actions/improvement plans that are communicated to the supplier. In the event of a health and safety incident or accident, an investigation process is triggered. The investigation focuses on the determination of the root cause and then corrective and preventative actions are mandated.

The implementation of such action plans, whether triggered by audits or investigations is monitored by local Health and Safety teams. Nokia has also developed a Health and Safety Consequence Management Process to transparently and fairly evaluate the causation of all health and safety incidents.

For incidents related to child and forced labor Nokia also has Child and Forced Labor Remediation Process.

The main channel for value chain workers to raise concerns related to their employer should be their employer grievance channels. The compliance of employer grievance channels with Nokia's supplier requirements are included in supplier audits.

Besides their own channels, concerns can also be raised through the Nokia Ethics Helpline, as well as via worker interviews that are conducted as part of supplier audits and site inspections. Refer to the sections 'Reporting channels and investigations process' and 'Protecting against retaliation' within 'Business conduct (ESRS G1)' for more information on grievance channels and retaliation policies.

Actions

In 2025, Nokia conducted a total of 788 supplier audits and EcoVadis assessments. Supplier assessment coverage is reflected under the 'Disclosure tables'. These included 121 in-depth corporate responsibility audits. There were 20 countries covered by these audits, such as China, India, Japan, Malaysia, Mexico, Singapore, Thailand, the Philippines, and Vietnam. The number of findings per category in these audits, and examples of some findings and corrective actions taken, are disclosed in the table hereunder. As a result of the audits, 659 improvement recommendations were made, which were addressed through corrective action plans. Most of these recommendations aim to improve the working conditions for the value chain workers. All non-conformities identified were analyzed by Nokia's experts in the sustainable supply chain team, and corrective actions were included in Nokia's training materials as a mechanism for systematic improvement. Nokia aims to close these audit findings within six months of the audit completion date. In 2025, 34% of our corporate responsibility audit findings were closed within this time. Beyond in-depth audits, 616 online assessments with EcoVadis were also completed. In 2025, 86% of Nokia suppliers covered with valid EcoVadis assessment had a satisfactory score. All the suppliers with scores below expectations were addressed with improvement requests.

Learnings from findings and their remediation are shared at supplier workshops, webinars and training sessions, as well as through public reporting.

Nokia is also collaborating with industry peers (e.g. through the Responsible Business Alliance) on new tools and learning materials.

Examples of identified non-compliance instances and actions taken:

Category	Non-compliance identified	Actions taken by supplier
Forced Labour: Passports	Audit revealed a systemic issue where the contractor retained the original passports of foreign migrant worker, while processing their work permits. Although workers signed consent letters in English to surrender their passports, they could not read the language, relying instead on verbal explanations from a supervisor in their native language. Additionally, the consent letter did not specify a timeline for returning the passports.	The corrective action validated during the closure audit ensured that workers' original documents are no longer held by employers or agents. The passport of one foreign migrant worker (a gardener) was returned after their work permit renewal, and the consent letter for passport surrender was revised to specify that passports will be returned within two months after work permit renewal submission, or as per issuing authorities. Additionally, the consent letter was made accessible in workers' primary languages - English, Nepalese, and Hindi.
Forced Labor: Employees pay medical check fees	Medical health check fees that workers paid as part of the recruitment process (amounting to 3% of a 1-month gross base salary) were either reimbursed to workers after 90 days or not reimbursed at all for those who resigned.	Corrective action was taken by the supplier. Recruitment-related health check fees were no longer paid by employees, but directly by the facility (supplier).
Working hours	The initial audit revealed non-compliance with rest day requirement, as workers did not consistently receive at least one day off every six consecutive days. A review showed that the longest consecutive working period was 11 days in March, with 47% of workers exceeding the threshold. On average, 15.6% of workers worked between 7 and 12 consecutive days.	Closure audit confirmed that all workers now receive required day off and confirmed that the longest period of consecutive workdays is 6.
Remuneration and benefits	Supplier audit confirmed that wages for regular and overtime hours are correctly calculated and paid on time, however, 7.27% of workers faced illegal wage deductions for commercial insurance fees which are not legally required.	Closure audit confirmed that the facility took corrective action and workers are no longer having deductions withheld from their wages. The facility also conducts worker interviews to check whether there are no deductions withheld by contracting companies.
Health and Safety	Audited facility did not have a valid Fire Certificate.	Closure audit confirmed that all required permits, licenses, test reports and certificates for health and safety were in place and communicated timely to the authorities.
Health and Safety	Supplier audit found that while occupational health and safety policies and control processes are in place, there is an ineffective control process for three air receiver tanks that have never undergone the legally required safety inspections by a qualified engineer since their installation.	Closure audit confirmed that all three air receiver tanks, each with a capacity of 15,000 liters, underwent safety inspections and pressure testing by a qualified engineer, with results compliant with legal requirements.

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Targets and related progress The targets reflect the due diligence programs that are addressing the policy areas including forced labor, health and safety, remuneration and working time. Supply chain Satisfactory sustainability score Nokia has set the overall target of 80% of suppliers achieving a satisfactory sustainability score (based on an aggregated weighted share) in supplier performance evaluations (based on corporate responsibility on-site audit programs, EcoVadis, CDP, and conflict minerals). This KPI includes all major due-diligence assessment results through performance score. Individually Nokia also publicly discloses the number of on-site and online sustainability audits; the number of audit findings related to working hours, remuneration, forced labor risk, health and safety etc and type of findings and remediation actions taken. Progress on target: On track 82% of suppliers received a satisfactory sustainability score in Nokia’s assessment programs. 3TG traceability and conflict free status 98% 3TG traceability and conflict free status to smelter level in Nokia’s supply chain, as well as conflict free status of the smelters. Extended due diligence and conflict free status of cobalt, mica, aluminum and copper. Progress on target: Not achieved 93% traceability to the smelter level in Nokia’s supply chain, as well as conflict-free status of the smelters. Health and Safety With regards to Health and Safety, there are a number of targets. These include targets associated with value chain workers. Focus areas and targets have been established for topics such as: Incident frequency rate reduction Nokia own workforce: Progress on target: Achieved Nokia’s own workforce LTIFR and TRIFR showed a reduction from 2024 (LTIFR as 0.055 from 0.085 in 2024 and TRIFR as 0.189 from 0.244 in 2024). Nokia suppliers: Progress on target: Not achieved Nokia suppliers LTIFR and TRIFR showed an increase from 2024 (LTIFR as 0.501 from 0.401 in 2024 and TRIFR as 0.724 from 0.655 in 2024). Zero critical or fatal incidents among own workforce, suppliers and third-parties Progress on target: Not achieved 4 (four) work-related fatal incidents resulting in 5 (five) fatalities. This include 0 (zero) work-related fatal incidents involving Nokia own workforce, 4 (four) work-related fatal incidents involving contractors/subcontractors resulting in 5 (five) fatalities and 0 (zero) work-related fatal incident involving a third-party resulting in 0 (zero) fatalities. The fatal incidents were thoroughly investigated and corrective and preventive actions were taken. Nokia’s aim is to have zero fatalities across it’s operations. Supplier Health and Safety maturity 100% “H&S Recommended or Preferred supplier” status by 2030. Progress on target: Not on track 8% of relevant suppliers met “H&S Recommended or Preferred supplier” status. Given Nokia’s sustained efforts to strengthen H&S requirements, assessment of the current target lead to the conclusion that it no longer satisfies Nokia’s high standards for health and safety. Hence, the target is deemed no longer relevant and going forward, it will be defined in a manner reflecting such strengthened H&S requirements and standards. From 2026 onward, this target is replaced by the following yearly target: “95% of suppliers performing High Risk activities are compliant with the Health & Safety strengthened requirements of Nokia’s Supplier Maturity Assessment (SMA) process.”. The benchmark for suppliers to achieve ‘Recommended’ or ‘Preferred’ status is also expected to continue to rise and this evolution will be tracked internally, allowing Nokia to not only reflect on the appropriate parameters, but also to respond quickly to developments in the field. Projects compliant with the strengthened requirements of HRPIA process 96% of projects compliant with the strengthened requirements of Nokia’s High-Risk Project Implementation Assessments (HRPIA) process Progress on target: Achieved 98% of High-risk projects were found to meet Nokia’s minimum non-negotiable requirements. Nokia Senior Leader Safety Tours Creating a safer work environment starts with good leadership. Nokia leaders are in key position to strengthen the Health and Safety culture in Nokia. Conducting a Senior Leader Safety Tour is a targeted, direct and strategic way to engage with local teams and value chain workers in order to influence positive safety behaviors. In 2025, Nokia targeted a cohort of 80 senior leaders to conduct safety tours of installation sites. Progress on target: Achieved 128 senior leader safety tours were conducted by Nokia leaders at top level 4, from a total of 676 senior leader safety tours conducted in 2025. 2026 target remains the same as of 2025: a cohort of 80 senior leaders to conduct safety tours. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 155 Nokia in 2025

Progress towards ESG targets in 2025

Target year	Base year	Base value	Target	2025 results	Target status
S2: Workers in the value chain					
2030[1]	2020	22%	100% of suppliers delivering high risk activity to meet "H&S Recommended or Preferred supplier" status in our Health & Safety maturity assessment.	8% of relevant suppliers met "Health & Safety Recommended or Preferred supplier" status. From 2026 onwards, this target is replaced by a yearly target of "95% of suppliers performing High Risk activities to be compliant with the Health & Safety strengthened requirements as part of Supplier Maturity Assessment (SMA) process." due to Nokia's H&S standards rising year-on-year and thus the SMA qualification criteria being continually strengthened.	Not on track. Target replaced from 2026 onwards[1]
2025[2]	2020	95%	98% 3TG traceability and conflict free status to smelter level in our supply chain as well as conflict free status of the smelters. Extended due diligence and conflict free status of cobalt, mica, aluminum and copper.	As of 2025 we have achieved 93% traceability to the smelter level in our supply chain, as well as conflict-free status of the smelters (6% basis points improvement from 2024). We have also extended and conducted due diligence for cobalt, mica, aluminum and copper. The work continues to close the remaining 5% gap to reach the target in 2026.	Not achieved ⊗
2025[2]	2020	68%	80% of suppliers achieve satisfactory sustainability score (based on aggregated weighted share) from supplier performance evaluation (based on Corporate Responsibility onsite audit, EcoVadis, CDP, Conflict minerals).	82% of suppliers (covered by Supplier Performance Evaluation process on Sustainability), on average, received a satisfactory sustainability score in our assessment programs.	Achieved ✓
2025	2024	6	Zero fatal incidents for own workforce, suppliers and third-parties.	In 2025, there were 4 (four) work-related fatal incidents resulting in 5 (five) fatalities. This include 0 (zero) work-related fatal incidents involving Nokia own workforce, 4 (four) work-related fatal incidents involving contractors/subcontractors resulting in 5 (five) fatalities and 0 (zero) work-related fatal incident involving a third-party resulting in 0 (zero) fatalities. The fatal Incidents were thoroughly investigated and corrective and preventive actions were taken. Nokia's aim is to have zero fatalities across it's operations.	Not achieved ⊗
2025	2024	87	Cohort of 80 senior leaders conduct safety tours to sites to increase monitoring visibility.	In 2025, 128 senior leader safety tours were conducted by Nokia leaders at top level 4, from a total of 676 senior leader safety tours conducted.	Achieved ✓
2025	2024	97%	96% of projects compliant with the strengthened requirements of our High-Risk Project Implementation Assessments (HRPIA) process.	98% of High-risk projects were found to meet our minimum non-negotiable requirements.	Achieved ✓
2025	2024	Nokia Own Workforce: LTIFR 0.085 TRIFR 0.244 Nokia Suppliers: LTIFR 0.401 TRIFR 0.655	Reduction in Total Recordable Incident Frequency Rate (TRIFR) and Lost Time Incident Frequency Rate (LTIFR) for Nokia own workforce and suppliers compared to previous year.	Nokia measured 2 (two) safety related Incident Frequency Rates for own workforce and suppliers. Nokia Own workforce: In 2025, both LTIFR and TRIFR showed a reduction compared with 2024: Nokia own workforce LTIFR in 2025 end as 0.055 (2024 result was 0.085) Nokia own workforce TRIFR in 2025 end as 0.189 (2024 result was 0.244) Nokia Suppliers: In 2025, both LTIFR and TRIFR showed an increase compared with 2024: Nokia Suppliers LTIFR in 2025 end as 0.501 (2024 result was 0.401) Nokia Suppliers TRIFR in 2025 end as 0.724 (2024 result was 0.655)	Achieved ✓ Not achieved ⊗

(1) This target is replaced during 2026 with a new target as described on the previous page.
(2) Effective 2026, the 'Target year' for this target has been extended from 2025 to 2030.

156 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Disclosure tables

The following table shows incident reporting related to Health and Safety topics. These include own workforce, contractors or subcontractors and third parties in line with targets.

Occupational health and safety	2025	2024
Near miss incidents reported (including contractors)	192	184
Lost-time injury incidents of own workforce	9	13
Work-related fatal incidents involving own workforce[1]	0	0
Work-related fatal incidents involving contractors or subcontractors[1]	4	5
Work-related fatal incidents involving third party[1]	0	1
Work-related critical incidents involving own workforce	0	1
Work-related critical incidents involving contractors or subcontractors	4	1
Work-related critical incidents involving third party	0	2
Total Recordable Incident Frequency Rate (TRIFR) and Lost Time Incident Frequency Rate (LTIFR) for Nokia own workforce and suppliers		
TRIFR: Nokia own workforce	0.189	0.244
TRIFR: Suppliers	0.724	0.655
LTIFR: Nokia own workforce	0.055	0.085
LTIFR: Suppliers	0.501	0.401
Safety tours executed and reported with senior leaders	128	87

(1) Refer table 'Progress towards ESG targets in 2025' for additional information.

Findings from Nokia in-depth corporate responsibility supplier audits

During 2025, 121 supplier corporate responsibility audits were conducted, resulting in the findings shown in the following table.

Category of findings	Instances of non-compliance	Number of potential risk areas identified	Total number of recommendations for improvement
Child and juvenile labor	2	0	**2**
Forced labor (contract agreement issues/fine/deduction, etc.)	41	0	**41**
Health and safety	254	8	**262**
Freedom of association and right to collective bargaining	0	0	**0**
Discrimination	2	0	**2**
Disciplinary practices	5	1	**6**
Working hours	113	5	**118**
Remuneration	59	0	**59**
Management systems	89	7	**96**
Environmental management system	72	1	**73**
Total	**637**	**22**	**659**

Supply chain management data

Nokia's supply chain due diligence includes different types of audits and assessments. The following tables provide an overview of their coverage, quantity and results.

Supplier coverage in Nokia's sustainability programs	2025	2024
Responsible Minerals Program	98%	99%
EcoVadis sustainability assessments	65%	64%
CDP Supply Chain Climate Change Program	60%	62%
CDP Supply Chain Water Security Program	54%	52%
Supplier audits and assessments		
Number of corporate responsibility on-site audits (focused on labor conditions and the environment) against Nokia's Supplier Requirements and SA8000[1]	121	101
Closure percentage of non-conformities identified at corporate responsibility audits, within audit closure target time	34%	38%
Number of on-site system audits against Nokia's Supplier Requirements	51	36
Number of suppliers assessed on corporate responsibility on the EcoVadis sustainable supply management platform	616	469
Share of active suppliers rated "satisfactory" or above on their assessment of sustainability by EcoVadis	86%	84%
Health and safety		
Share of relevant suppliers delivering high-risk activities covered by Nokia's Health and Safety Maturity Assessment	99%	98%
Share of suppliers assessed by Nokia's Health and Safety Maturity Assessment process meeting 'H&S compliant supplier' status	99%	98%
Share of suppliers delivering high risk activity to meet "H&S Recommended or Preferred supplier" status in Nokia's Health and Safety Maturity Assessment	8%	16%
Percentage of projects compliant with the strengthened requirements of Nokia's High-Risk Project Implementation Assessments (HRPIA) process	98%	97%
Supplier performance evaluation		
Share of suppliers achieving a satisfactory sustainability score (based on aggregated weighted share) in supplier performance evaluations (based on corporate responsibility on-site audit programs, EcoVadis, CDP and conflict minerals)	82%	78%
Materials traceability		
Share of suppliers that have achieved Conflict Free status, %	93%	87%

(1) The 2025 number includes 11 corporate responsibility audits from 2024, but that were reported to Nokia during 2025.

NOKIA

Contents

Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

157 Nokia in 2025

Reporting principles for metrics Occupational health and safety Incident reporting Incident reporting is a compilation of occupational health and safety incidents that occurred during the reporting year. These are investigated and tracked internally by Nokia Safety & Physical Security team. The fatality reporting criteria include third parties such as members of the public who are assessed as being impacted by an incident that is deemed within Nokia’s control. This more closely aligns Nokia’s reporting with some of its closest industry stakeholders and competitors. Total Recordable Incident Frequency Rate (TRIFR) and Lost Time Incident Frequency Rate (LTIFR) Incident Frequency Rate (IFR) is an established health and safety reporting practice in organizations, giving the numbers of incidents an organization has, as a ratio against the numbers of hours worked in each reporting period, typically a month. TRIFR is the number of fatalities, critical, lost time injuries, injuries requiring treatment by a medical professional (medical treatment), multiplying it by 1,000,000, and then dividing that single number by the total number of employee hours worked. LTIFR Is the number of lost time incidents (fatal, critical and lost time injury) resulting an employee’s inability to work the next full workday, multiplying it by 1,000,000, and then dividing that single number by the total number of employee hours worked. Safety tours executed and reported with senior leaders A Senior Leader is a person accountable and in a key position with responsibility for the delivery of our business in a safe way, influencing positive safety behaviors of Nokia employees and of those working on Nokia’s behalf. This person is empowered to strengthen the Health and Safety culture in Nokia and has the authority and control over resources to ensure the implementation of Nokia safety standards. Findings from Nokia in-depth corporate responsibility supplier audits Findings are summarized from corporate responsibility supplier audits carried out majorly by third party auditors either directly outsourced or via industry initiatives such as Responsible Business Alliance and The Joint Alliance for Corporate Social Responsibility (JAC). Supply chain management data Supplier coverage in Nokia’s sustainability programs The coverage represents the percentage of relevant supplier spend covered by the respective programs of Nokia’s overall supplier spend. Supplier audits and assessments Data on audits and supplier assessments are maintained by Nokia’s Sustainable Supply Chain team. The EcoVadis platform is utilized in metrics related to EcoVadis assessments and the CDP platform related to climate change management. Responsible Business Alliance’s platform is utilized in onsite audits related metrics. Closure percentage of non-conformities is the simple average of percentage closure of all audits findings. Such percentage is calculated by dividing closed findings with total findings identified in respective audits. These findings are for audits conducted during initial 6 months of 2025 and 12 months of 2024. Health and safety Share of relevant suppliers delivering high-risk activities: This represents the coverage and the percentage is computed by dividing the number of high-risk active suppliers with a completed Supplier Maturity Assessment (SMA) with in next review date with the total number of high-risk active suppliers. ‘H&S compliant supplier’ status: This implies suppliers with 3 or more completed SMA scoring and the percentage is computed by dividing the number of high-risk active suppliers (with a completed SMA scoring≥3.00) by total number of high-risk active suppliers with a completed Supplier Maturity Assessment within next review date. ‘H&S Recommended or Preferred supplier’ status: This implies suppliers with 4 or more completed SMA scoring and the percentage is computed by dividing the number of suppliers delivering high risk activity to meet “H&S Recommended or Preferred supplier” status in our Health and Safety Maturity Assessment by total suppliers. Projects compliant with the strengthened requirements of HRPIA process: This metric represents all active high-risk projects with HRPIA fully completed and reviewed in less than 1 year and are in compliance with Nokia Non-Negotiables with overall HRPIA scoring ≥3.00. Supplier performance evaluation This metric is computed based on the aggregated weighted share of supplier’s performance evaluation from corporate responsibility audits, EcoVadis, CDP and conflict minerals assessments. The weights are assigned on the basis of suppliers coverage in these programs. Share of suppliers that have achieved Conflict Free status The indicator is based on two factors: (i) the supplier having completed smelter identification, and (ii) all smelters reported by the supplier being conflict-free, active in the process as per the industry’s assurance program, or low risk for sourcing from conflict-affected or high-risk areas. Conflict-free sourcing information is reported through the Responsible Minerals Initiative’s Conflict Minerals Reporting Template (CMRT), consolidated to the Master Template and compared against Responsible Mineral Initiative’s Responsible Minerals Assurance Process, as well as internal risk assessment process results. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 158 Nokia in 2025

Affected communities (ESRS S3)

Material impacts, risks and opportunities related to affected communities

The double materiality assessment indicated that freedom of expression (communities' civil and political rights) is a material sub-topic for Nokia. The following table describes the material impacts, risks and opportunities, as well as how Nokia manages these.

Sub-topic	Material impacts, risks and opportunities	Management
Communities' civil and political rights: Freedom of expression and access to quality information	**Positive impact:** Enabling freedom of expression through connectivity and providing social impact programs to help develop digital skills provide the means for communities to fully participate in today's digital society. This includes greater opportunity to share opinions, enjoy their civil rights such as voting, and access diverse information and public services more easily, which further promotes informed decision-making.	Customer engagement process through sales teams and business groups. Corporate Social responsibility and Donations committee, direct management by Nokia in cooperation with NGO's or customers.
Communities' civil and political rights: Freedom of expression	**Negative Impact and Risk:** Misuse of Nokia technology to violate human rights, such as overly broad restrictions on freedom of expression and unlawful, excessive, or arbitrary surveillance. Nokia also recognizes that human rights may sometimes be in tension with each other, such as in cases where actions are taken to protect public safety, territorial integrity, and personal security, thereby creating risks to freedom of expression and privacy. This can have a potential negative impact on affected communities, as well as cause potential reputational or financial consequences.	Please see 'Consumers and end-users (ESRS S4)' on how Nokia manages the potential negative impact and risk.

Nokia's approach to determining material impacts, risks and opportunities is described under the 'General information' section.

The disclosures in this section 'Affected communities (ESRS S3)' include policies, processes, actions and targets on how Nokia manages the positive social impact of freedom of expression and access to quality information on affected communities, end-users and consumers. The policies, processes, and actions on how Nokia mitigates potential negative impact and risk regarding freedom of expression on affected communities, end-users and consumers are addressed under 'Consumers and end-users (ESRS S4)'.

Nokia believes the technology it provides enables social benefits to individuals and communities. Connectivity is a social good that can support human rights, and Nokia acknowledges the responsibility that comes with this. Upholding human rights is a complex issue that covers not only the technology Nokia provides, but also its partners and suppliers and its own operations, as well as the broader stakeholder landscape. Therefore, Nokia strives to continuously learn and improve, and believes that engaging with the broader stakeholder community is the best way forward.

The main communities affected by Nokia's own operations are the local residents around Nokia's own facilities, including any indigenous peoples. Communities may also benefit from the connectivity provided by the networks Nokia designs and manufactures. This impact reaches beyond just the immediate areas where networks are deployed, extending to the end-users and consumers who rely on these networks for essential services, access to information, and opportunities. In many cases, the end-users and consumers are themselves members of the affected community, meaning there is an overlap between these stakeholder groups. Nokia pays special attention to rights, needs, and challenges associated with individuals from groups or populations that are, or may become vulnerable or marginalized.

Affected communities could include communities along Nokia's value chain, such as workers in Nokia's supply chain, which are discussed under the section 'Workers in the value chain (ESRS S2)'. Other interested parties may include Non-Governmental Organizations ("NGOs").

Through its networks and technology, Nokia can have a positive impact on communities as an enabler of economic development, powering access to channels that allow the exchange of ideas and access to information and market opportunities, while also providing a means to uphold freedom of expression in these communities.

Nokia employs three key engagement levers for positive social impact on affected communities: monetary contributions, employee volunteering (including expert contributions), and partnerships with customers to enhance existing or new network connectivity, digital access, and enablement in communities.

159 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Nokia also supports donations-based social impact programs usually at the local level with NGOs. Programs under this approach aim for a direct impact by using technology to improve access to information, social services and civil rights, as well as to improve digital and entrepreneurial skills in targeted communities. Social programs implemented through technology can also provide an alternative way to develop new business opportunities. Engagement with affected communities and civil society directly contributes to Nokia’s social programs. Nokia seeks guidance and feedback from NGOs which play a critical role in designing and shaping its corporate social impact initiatives. These insights inform decisions about which communities or regions to prioritize, and help identify the most relevant local priorities and expectations. As a result, the perspectives of affected communities can be included in the design and scope of these programs from the initial planning, to the final follow up and impact outcomes. Policies Nokia has specific policies and procedural documents that are relevant to the key affected communities it may impact. These include Nokia’s Code of Conduct (discussed in the section General information under ‘Policies adopted to manage material sustainability matters’), Human Rights Policy, as well as Stakeholder Engagement Mode of Operation, which all underline Nokia’s commitment to: ▪ providing products and services that expand opportunities to communicate and contribute directly to the exercise of such fundamental rights as the right to free expression, to privacy, to access to information, the right to exchange of ideas and the right to economic development. ▪ seeking to ensure freedom of expression, or transgression of other human rights through human rights due diligence. ▪ ensuring a systematic approach to how Nokia engages, directly or indirectly, with different stakeholder groups and seek their views and opinions in relation to specific Nokia impacts. The respect for the rights of indigenous peoples are covered by the general principles in the Nokia Code of Conduct. Nokia's Human Rights Policy commitments are discussed in the General information section under ‘Policies adopted to manage material sustainability matters’ and ‘Consumers and end-users (ESRS S4)’. As part of monitoring compliance with Nokia’s Human Rights Policy, Nokia's Human Rights Due Diligence (HRDD) process is used to help ensure freedom of expression. Processes for engaging with affected communities about impacts Nokia is usually one or more steps removed from direct engagement with affected communities, but it aims to ensure that the views and needs of potentially affected communities are considered in its business decisions. Nokia achieves this through legitimate representatives and credible proxies such as NGOs and multistakeholder groups. Nokia engages through relevant NGOs and other non-profit organizations with diverse communities, for example working with UN Women on equal economic empowerment through digital access and enablement. It collaborates with these organizations for their expertise and direct relationships with the affected communities at grassroots level, such as our work with UNICEF and local NGOs. Nokia also implements focused regional and country-driven programs using the expertise of both NGOs and other partners in the region. This approach enables Nokia to design and implement regionally focused programs that address specific needs including digital skills development. Nokia’s engagement with the NGO happens on a frequent basis starting from the development of the program, and continues throughout the program via the their regional office. The Vice President of Sustainability and the corporate social impact team have the operational responsibility for ensuring this engagement with the NGO happens. Traditionally, when Nokia’s customer implements a new network, the customer (telecommunication operator) takes responsibility for related community and stakeholder engagement. The areas with lack of coverage are identified via the operator and used by the operator as part of network planning. The operator also takes into account the indigenous peoples’ land use rights, where applicable. Nokia’s account teams in the business groups are accountable for customer sales and hold the operational responsibility for ensuring this engagement happens. Where there are indigenous peoples involved, it is common practice to engage with the leaders of the indigenous peoples either directly, or through an operator, depending on the sales model. Assessing the effectiveness of Nokia’s engagement with affected communities involves evaluating whether Nokia’s efforts are leading to tangible positive outcomes for the communities involved. Nokia tracks and reports outcomes from social programs based on data gathered from NGOs, which are also externally checked and verified through Nokia’s relationship with Business for Societal Impact. Processes and channels for affected communities to raise concerns The processes Nokia has in place, as well as the channels available to raise concerns and have them addressed, are described in the section ‘Business Conduct (ESRS G1)’, under ‘Reporting channels and investigations process’. Actions Nokia ensures that its corporate social impact donations and programs are an integral part of its business strategy and reflect Nokia’s commitment to the communities in which it operates. Nokia’s donations support the company’s global citizenship by implementing programs that emphasize the positive use of digital technology and its benefits, such as access to information, and tools to exchange ideas and express oneself freely. Nokia's Social Impact Strategy engagement model provides guidance for all Nokia donations and guidelines to ensure that donations are made in line with Nokia’s purpose and values. The Corporate Social Responsibility and Donations Committee reviews whether donations have met the guidance on an annual basis. In 2025, Nokia introduced a new Corporate Social Donation strategy that decentralizes the decision-making for the selection of social initiatives to its worldwide locations. The strategy provided an updated selection criteria for corporate social initiatives aligning them more closely to Nokia's social sustainability subcategories (e.g. digital access and enablement). The new collaborative approach provides opportunities for employee engagement to share digital expertise. Over the years, Nokia has implemented social impact programs that focus on digital inclusion and brings connectivity to communities and businesses globally. These programs can be implemented in all regions in which Nokia operates and they Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 160 Nokia in 2025 particularly target the unconnected or underserved and, where possible, include digital skills and technology training. The programs generally last between 1 and 3 years. Nokia’s social responsibility programs are structured into corporate, key regional and local programs. Our corporate-level programs are managed by the Legal, Compliance and Sustainability function in cooperation with NGOs or other partners such as customers. Key regional and local programs have a designated person responsible for the program locally and supporting teams as needed. In 2025, Nokia invested about EUR 4.4 million in communities around the world. The company kicked-off 9 new corporate social impact programs globally under the newly established strategy and partnered with organizations such as: Save the Children, Christel House, Al Khidmat Foundation, Inyaz Egypt and Kumpul Impact. During the year, Nokia also continued its work with UN Women, empowering women through technology and skills in nine selected social initiatives, across four different Nokia markets. Smartpur, Nokia’s long-term community investment program, is a digital village ecosystem that offers technology-enabled services in rural India. The program leverages Nokia’s technology, expertise and funding to drive social digitalization projects, and is contributing to Nokia’s goal to bridge the digital divide and promote inclusive growth. In 2025, over 1 million service interactions were facilitated through Smartpur Centers, reflecting the program’s continued contribution to community development and digital empowerment. In addition, the Nokia Corporate University Donations program initiated 13 new projects in collaboration with selected universities and academia to fund research into open, long-term, high-impact and disruptive discoveries solving sustainability challenges with 6G, AI, sensing and quantum technologies. Nokia continues to collaborate with NGOs and community-based local organizations to implement and run social impact initiatives, as well as industry bodies (e.g. Responsible Business Alliance) and customers who directly engage with the communities. Nokia’s approach to taking action and tracking the effectiveness of its efforts in relation to material negative impacts and risks is discussed in the section ‘Consumers and end-users (ESRS S4)’ under ‘Actions’. Targets and related progress Nokia’s key digital inclusion targets reflects its commitment to provide digital connectivity solutions and expand opportunities to communicate contributing directly to the exercise of such fundamental rights as free expression. The more Nokia connects people, the greater opportunities there are for freedom of expression. Further, Nokia has the target to measure the positive impact of its technology in enabling access to information, exchange of ideas and opportunity for economic development. This is discussed in section ‘Consumers and end-users (ESRS S4)’. The target is to “harness Nokia’s technology, capabilities and funds to improve the lives of 1 500 000 people through social digitalization projects, digital skill building, and connecting the unconnected and underserved by 2025”. These programs can be implemented in all regions in which Nokia operates. This target was set at the end of 2021, based on the ongoing and potential new digital inclusion projects and estimated beneficiaries at the beginning of the new projects. Lessons from ongoing projects in consultation with the partner NGOs also contributed to the target setting. As Nokia engages with affected communities, either through NGOs and other non-profit organizations or customers, Nokia did not engage directly with affected communities when setting the target. As a rule, the projects Nokia undertakes are based on the needs identified by key NGOs, and related to Nokia’s technology capability, as well as the support resources available on the ground. Progress in Nokia’s social impact programs is measured by gathering data on an annual basis from the NGOs involved and from internal owners. The data is then reviewed and verified by an external agency (Business for Societal Impact, B4SI) and Nokia reporting responsible persons, using the principle of 4- eyes review. NGOs have regular performance tracking in place, with stakeholders and the affected communities. This serves as an iterative process, providing information to improve and make possible adjustments to the program work. During 2025, 25 966 reported direct beneficiaries were reached though social digitalization projects, digital skills building, and connecting the unconnected or underserved. This represents a -77% change compared to 2024. The primary reason for this decline is Nokia's social impact strategy change towards more focused programs, connected to priority markets, and measurement of impact, rather than reach. While nine new corporate-level social impact programs were launched during the reporting period, these initiatives have not yet translated into direct beneficiary impact within the current year. The current shortfall is therefore attributed to the timing and implementation cycle of new program activities. The current cumulative reported direct beneficiaries is 829 953. As a result, Nokia’s target was not achieved by 2025. Nokia’s current target was set to conclude at the end of 2025. Nokia is committed to continuous improvement and in alignment with stakeholder expectations. Therefore, a planning process for a new impact and business-driven KPI and target was initiated. The new target is expected to be established with a base year of 2026, enabling the company to set measurable, forward-looking objectives, in line with Nokia’s overall social impact strategy. Further, Nokia has set targets to measure the positive impact of its technology in enabling access to information, exchange of ideas and opportunity for economic development. This is discussed in section ‘Consumers and end-users (ESRS S4)’. Number of reported direct beneficiaries reached through social digitalization projects, digital skills building, and connecting the unconnected or underserved 560 702 130 832 112 453 25 966 691 534 803 987 829 953 1 500 000 Annual result Cumulative 2022 2023 2024 2025 2025 target Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 161 Nokia in 2025

Progress towards ESG targets in 2025

Target year	Base year	Base value	Target	2025 results	Target status
S3: Affected communities					
2025	2022	0	Harness Nokia technology, capabilities and funds to improve the lives of 1 500 000 through social digitalization projects, digital skills building, and connecting the unconnected or underserved by 2025.	Nokia reached 25 966 reported direct beneficiaries in 2025. Total cumulative number of reported direct beneficiaries of 829 953 by 2025.	Not achieved ⊗

Reporting principles for metrics

Nokia's underlying approach to quantifying its community investments inputs is based on the B4SI Framework, which forms a measurement standard that any for-profit corporate entity can apply to understand the impact of their contributions to society.

Total value of contributions (EUR million)

The total value is calculated as sum of cash, time, and in kind contributions where:

- 'cash contribution' is the gross monetary amount a company pays in support of a community organization/ project;
- 'time contribution' is the cost to the company of the paid working hours contributed by employees to a community organization or activity (e.g., employee volunteering, active participation in fundraising activities, longer-term secondments to community organizations);
- 'in-kind contributions' are other non-cash resources to community activities and can include donations of the company's product or services or other corporate resources such as IT equipment, used furniture, meeting rooms or other spaces.

Number of reported direct beneficiaries

This number reflects the total number of individual beneficiaries reached via Nokia's Community investment activities under key thematic pillars "Increasing digital inclusion that provides access to opportunity (education, health, employment)" and "Inclusion, equity & diversity" in Nokia's donation framework.

The Infinera acquisition did not have an impact on the targets or metrics.

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Consumers and end-users (ESRS S4)

Material impacts, risks and opportunities related to consumers and end-users

The double materiality assessment indicated that access to quality information, freedom of expression and privacy (information-related impacts for consumers and/or end-users) are material sub-topics for Nokia. The following table describes the material impacts, risks and opportunities and how Nokia manages those impacts, risks and opportunities.

Sub-topic	Material impacts, risks and opportunities	Management
Information-related impacts for consumers and/or end-users: access to (quality) information	**Positive impact:** Nokia's technology enables connectivity and the resulting positive impact related to access to information, exchange of ideas and the opportunity for economic development.	Customer engagement process through sales teams and business groups. Donations and Sponsorship committee, direct management by Nokia in cooperation with NGO's or customers.
Information-related impacts for consumers and/or end-users: freedom of expression	**Positive impact:** Enabling freedom of expression through connectivity allows consumers and end-users to share opinions, access diverse information and public services which further promotes informed decision-making.	Customer engagement process through sales teams and business groups. Human Rights Due Diligence (HRDD) process as a component of the sales process which encompasses various compliance topics. More details are provided below.
Information-related impacts for consumers and/or end-users: Freedom of expression	**Negative impact and Risk:** Misuse of Nokia technology to violate human rights, such as overly broad restrictions on freedom of expression and unlawful, excessive, or arbitrary surveillance. Also, use of Nokia technology may give rise to conflicts between human rights. For example, when actions are taken to protect public safety, territorial integrity and personal security, they might create risks to rights such as freedom of expression and privacy. This can have a potential negative impact on end-users, as well as cause potential reputational or financial consequences for the company.	The Nokia Human Rights Policy outlines our commitment to respect and support internationally recognized human rights, as expressed in the International Bill of Human Rights, OECD guidelines for multinational enterprises, ILO and the United Nations Guiding Principles (UNGPs). Our approach to human rights due diligence and remediation is based on the UNGPs. As guided by the UNGPs, we also utilize international human rights instruments that set out the rights of children, women, persons with disabilities, national, ethnic, religious, and linguistic minorities, and migrant workers and their families. We respect standards of international humanitarian law in situations of armed conflict. Downstream Human Rights Due Diligence is a mandatory part of the sales approval process at Nokia. Decisions are based on human rights risk rather than commercial considerations. The process assesses the risk of adverse human rights impacts linked to potential misuse of our technology, identifies mitigation measures, and ensures alignment with the Human Rights Policy.
Information-related impacts for consumers and/or end-users: Privacy	**Negative impact:** The proliferation in cyber threats increases the risk that consumer / end-user data in Nokia-provided networks is compromised resulting in exfiltration by malicious threat actors, who may use the data in significantly impactful ways. The risk of harm is in correlation to the nature of the data which may be processed by any specific enterprise sector.	Nokia is committed to safeguarding the personal data it processes by adhering to internationally recognized privacy standards and regulations. A central team of Privacy, Data and Cyber Regulatory experts, review and support all cyber incidents where personal data has been or is suspected of being compromised. Our program is strategically focused on understanding when and how high-risk processing is taking place and the measures in place to mitigate any inherent risk.
Information-related impacts for consumers and/or end-users: Privacy	**Risk:** The volume of and changes in global privacy laws, together with the proliferation of AI-related risks, and increasing cyber threats, exacerbates the risk of Nokia falling short of compliance requirements leading to negative financial, reputational and regulatory consequences.	Nokia is committed to safeguarding the personal data it processes by adhering to internationally recognized privacy standards and regulations. A central team of Privacy, Data and Cyber Regulatory experts, conduct weekly horizon scanning to review emerging legal requirements globally, and support with implementation initiatives. AI use cases impacting individuals, are assessed for compliance with privacy and AI laws and regulations, as well as ethical considerations.

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Nokia’s approach to determining material impacts, risks and opportunities is described under the ‘General information’ section. The identified material positive impacts reflect Nokia’s core business of connectivity, networks and digitalization. Nokia aims to differentiate itself as a trusted and responsible producer of technology, by regarding connectivity as a social good that can empower everyone, facilitate freedom of expression, privacy, and security, and support positive social, economic, and cultural development. It also views digitization as an enabler of human rights, unlocking economic opportunities, facilitating access to education, healthcare, and other public services, and supporting growth, employment, and sustainable livelihoods. These beliefs underpin Nokia’s support for policies, strategies, and investments that promote the rollout of broadband and digital transformation across society, industry, and infrastructure. Connectivity enabled by the networks Nokia designs, produces and sells has an impact on affected communities, end-users and consumers who rely on these networks for access to critical services, information, and opportunities. In many cases, the end-users and consumers are themselves members of the affected community, meaning there is an overlap between these stakeholder groups. Nokia sells its network infrastructure solutions to Telecommunication Providers, AI & Cloud providers, cities and authorities and mission critical enterprises including mining, agriculture, manufacturing, logistics, and defense sectors (collectively referred to as “customers”). Those products are sold directly to customers and via system integrators or other third-party companies to enterprise market customers. Nokia does not sell its products directly to individual consumers. The positive outcomes of connectivity and how Nokia manages the positive social impact of freedom of expression and access to quality information on affected communities, end-users and consumers is described in the section ‘Affected Communities (ESRS S3)’. The policies, processes, and actions regarding Nokia’s mitigation of potential negative impact and risk regarding freedom of expression of affected communities, end-users and consumers are specifically addressed under this section ‘Consumers and end-users (ESRS S4)’. Additionally, Nokia’s privacy related policies, processes and actions are described in this section. Policies Nokia’s Code of Conduct and Human Rights Policy (discussed also in the section General information, under ‘Policies adopted to manage material sustainability matters’) show Nokia’s commitment to ensuring the technology it delivers supports freedom of expression rather than hindering it. The Nokia Human Rights Policy outlines our commitment to respect and support internationally recognized human rights, as expressed in the International Bill of Human Rights, OECD guidelines for multinational enterprises, ILO and the United Nations Guiding Principles (“UNGPs”). Our approach to human rights due diligence and remediation is based on the UNGPs. As guided by the UNGPs, we also utilize international human rights instruments that set out the rights of children, women, persons with disabilities, national, ethnic, religious, and linguistic minorities, and migrant workers and their families. We respect standards of international humanitarian law in situations of armed conflict. The Nokia downstream Human Rights Due Diligence (HRDD) process is a cross‑company, proactive review conducted before a solution sale is made. Decisions are based on human rights risk rather than commercial considerations. The process assesses the risk of adverse human rights impacts linked to potential misuse of our technology, identifies mitigation measures, and ensures alignment with the Human Rights Policy. Key factors considered include a country’s long‑term human rights record, the type of end customer, and the intended use of the technology, service, or solution. When needed, the process prompts further investigation and senior‑level approval or denial through a senior leader governance council. Nokia’s privacy commitments are addressed in section ‘Own workforce (ESRS S1)’. In addition, for the purposes of protecting the privacy of Nokia’s customers' individual end-users, privacy-by-design principles are embedded within the product development process so that privacy requirements are integrated into products to meet customers’ privacy obligations. Processes for engaging with consumers and end-users about impacts Nokia’s Stakeholder Engagement Mode of Operation standard operating procedure provides employees with an understanding of the operational engagement work of Nokia in sustainability. This includes detailing of roles and responsibilities, key stakeholders, cross-functional team involvement, reporting and trainings. In accordance with the Nokia policies, the Mode of Operation document is owned and maintained by the Sustainability team in the Legal, Compliance and Sustainability function. The Mode of Operation document is only for internal use. Nokia’s end-users are Telecommunication Providers, AI & Cloud providers, cities and authorities and mission critical enterprises, and therefore regular customer engagement processes apply. Business groups are accountable for customer sales and hold the operational responsibility for ensuring this engagement happens. Nokia does not have direct engagement with consumers as it rarely operates the networks, but rather enables the customer to offer consumer and end-user services over the network equipment Nokia supplies to them. When a customer implements a new network, they take responsibility for related community and stakeholder engagement. There may be rare exceptions to this, in particular in Asia, where Nokia has taken some responsibilities related to stakeholder engagement e.g., site certifications and keeping the local community informed. The customer identifies the areas with lack of coverage and uses this information as part of network planning. Nokia customer account teams work through the customers who have direct relationships to the communities and consumers. Nokia collaborates with organizations, such as the Global Network Initiative, to help ensure the positive impact of technology on consumers. Nokia engages with other NGO's which is discussed in section ‘Affected Communities (ESRS S3)’. Processes to remediate negative impacts and channels for consumers and end-users to raise concerns The processes and the channels available to raise concerns and have them addressed are described in the section G1 Business Conduct, under ‘Reporting channels and investigations process’. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 164 Nokia in 2025

Actions Nokia carries out HRDD to help ensure freedom of expression by limiting the potential for misuse of its products. HRDD actions are applied globally across Nokia and are a mandatory part of sales approval. Human rights due diligence also occurs during R&D and throughout the product development lifecycle through a mandatory questionnaire. Nokia is a board member of the Global Network Initiative (GNI), a multistakeholder group looking human rights in the ICT sector. GNI comprises multinational companies, civil society, academics and investors. As part of membership all companies must go through an external assessment with an external accredited assessor. The assessment looks at policies, processes and a selection of real cases that demonstrate commitment to Freedom of Expression and Right to Privacy with improvement over time. Nokia is undergoing its 3rd assessment with results presented to the GNI Accountability committee and GNI board in 2026. A report covering all companies assessed in 2026, including Nokia, will be featured in the GNI annual report for that year. Nokia integrates privacy-by-design principles into its product development lifecycle to ensure that regulatory obligations of both Nokia, and its customers, are considered and addressed from the outset. Whilst Nokia typically acts as a data processor of end-user personal information, where it acts as a controller, it ensures that Privacy Risk Assessments are conducted to mitigate risks, with high-risk processing, including AI, subject to specific Data Processing Impact Assessments aligned with regulatory requirements. Transparency is maintained through external privacy notices that explain how Nokia processes personal information of customers. Role-based access controls ensure that only authorized personnel can access sensitive customer data. A robust incident management framework is in place to address data breaches, including notification to affected parties and regulatory authorities. Nokia’s central Privacy, Data and Cyber Regulatory team, conducts weekly horizon scanning to ensure that emerging issues are identified quickly and escalated to the appropriate stakeholders to align on impact and requirements in terms of both risks and issues. To ensure compliance with privacy and security laws and regulations, Nokia ensures robust contractual rights and obligations exists as needed, including in relation to international data transfers. Nokia’s Group Security team conducts third-party audits to assess security of third party services. In line with its long-term goal, Nokia works to enable its customers and those who are unconnected and underserved to bridge the digital divide through digital adoption and access to connectivity. Targets and related progress Connectivity Nokia has set the following targets to measure its positive impacts: “Helping our customers to connect the next 2 billion, measured by the number of subscriptions in Nokia radio customers’ networks by 2030 (base year 2021)” and “Nokia’s Fiber-to-the-Home technology to connect 140 million new subscribers by 2030, helping break down the digital divide (base year 2023)”. Nokia reports on the number of mobile broadband subscriptions as a more measurable and reliable number than that of “connected people”, as one subscription can be used to connect more than one person. As this is a target based on mobile broadband subscriptions and operator subscriptions using data from and being reported through the GSMA (the global association of mobile network operators), there was no engagement directly with consumers in setting this target. The target is measured annually. Progress made so far indicated that Nokia is on track to reach the target of 2 billion additional subscriptions, with an average yearly increase of over 348 million subscriptions since the base year 2021. In 2025, the number of mobile broadband subscriptions in Nokia radio customers’ networks increased by 272 million. The digital divide often means there is a lack of access to broadband-based internet for various reasons such as availability and affordability. With Nokia’s Fiber-to-the-Home (FTTH) technology, Nokia helps operators connect even more people to broadband. Nokia has set a second target, related to its FTTH technology, ‘to connect 140 million new subscribers by 2030’ from a 2023 base year. With this metric, Nokia tracks how many FTTH users worldwide are using a PON infrastructure delivered by Nokia for their broadband services. In the process of setting this target, Nokia estimated its potential contribution to connecting more individuals to the internet using FTTH technology based on market-leading industry analyst reports. Performance against the target is checked twice a year by tracking Nokia FTTH connected end-users. Nokia has connected 61 million fiber-to-the-home subscribers since the beginning of 2023 and is well on track to connect 140 million FTTH subscribers through its networks by 2030. Nokia also contributes to improving digital skills which, combined with increased connectivity, enable more inclusive access to healthcare, education and employment for individuals and provide the opportunity to participate in the digital economy for small businesses. As described in ‘Affected Communities (ESRS S3)’ Nokia has also set a target reflecting its commitment to providing digital connectivity solutions and expand opportunities to communicate thus contributing directly to the exercise of such fundamental rights as free expression. Global Network Initiative (GNI) assessment To demonstrate the effectiveness of its human rights approach, including upholding internationally recognized principles such as Freedom of Expression, Nokia has set participation in the GNI independent assessment process as a target. This process aims to show that our policies and practices are not only in place but are functioning effectively. By undergoing this rigorous process, Nokia demonstrates transparency and accountability. The assessment questions are publicly available on the GNI website. Key elements of the assessment include: 1. System and Policy Review confirming that Nokia has robust frameworks to support international human rights principles. 2. Validation of Responses as supporting evidence is requested when necessary. 3. In-depth cases studies are included to illustrate how companies apply the principles in practice and demonstrate progress and improvement over time. 4. Independent Evaluation as an external assessor reviews company practices using a standardized set of questions. The assessment is ongoing and the results will be available later in 2026. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 165 Nokia in 2025

Progress towards ESG targets in 2025

Target year	Base year	Base value	Target	2025 results	Target status
S4: Consumers and end-users					
2030	2021	0	Helping our customers to connect the next 2 billion measured by number of subscriptions in Nokia radio customers' networks by 2030.	The number of mobile broadband subscriptions in Nokia radio customers' networks increased during 2025 by 272 million. Since 2021, the total cumulative increase of mobile broadband subscriptions in Nokia radio customers' networks is 1 393 million.	On track
2030	2023	0	Nokia's Fiber-to-the-Home technology to connect 140 million new subscribers by 2030, helping break down the digital divide.	Nokia has connected 61 million Fiber-to-the-Home subscribers since the beginning of 2023.	On track
2026	2025	N/A	Nokia receives a positive outcome of the GNI assessment: it met its obligations under the GNI principles (around freedom of expression, right to privacy) demonstrating improvement over time.	The assessment is ongoing and the results will be available later in 2026.	On track

Reporting principles for metrics

Connectivity

The calculation methodology for metric "Helping our customers to connect the next 2 billion, measured by the number of subscriptions in Nokia radio customers' networks by 2030" is:

- Yearly Mobile Networks mobile broadband connections growth = Difference of absolute number of Mobile Networks mobile broadband connections between two years.

The calculation methodology for metric "Fiber-to-the-Home technology will connect 140 million new subscribers by 2030, helping to break down the digital divide" is:

- Growth of Nokia FTTH broadband connections = Result of "Growth of connected FTTH users per year" * "Nokia market share". Result incorporates both actual and forecast data from iDate market analyst report.

The Infinera acquisition did not have an impact on the targets or metrics.

Global Network Initiative (GNI) assessment

The GNI assessment is a qualitative assessment and will be considered achieved by confirming through an independent evaluation that Nokia has made good faith efforts to implement the GNI principles with improvement over time. The target is achieved if Nokia receives a positive outcome.

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Governance information Nokia upholds high ethical standards through its Code of Conduct and robust compliance program. Leaders and managers play a key role in fostering Nokia’s culture of integrity, cultivating an environment where employees are supported in making the right decisions. Business conduct (ESRS G1) 168 Nokia’s key performance indicators in 2025 Share of employees having completed the Ethical Business Training module Favorability rate of line manager engagement with employees on ethics and regulatory compliance matters 98% 75% Our key highlights in 2025 Nokia recognized for the ninth time as one of the World’s Most Ethical Companies® Nokia’s 215 Ombuds leaders, located on site around the world, offered employees a confidential avenue to voice their concerns without fear of retaliation Conducted business with around 9 800 suppliers and constantly drove transparency, sustainability and good ethical business practices Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 167 Nokia in 2025

Business conduct (ESRS G1) Management of business conduct Culture of integrity Nokia is consistently recognized as one of the World’s Most Ethical Companies® by Ethisphere. Nokia upholds high ethical standards through its Code of Conduct, training, processes, and controls. The company promotes integrity and encourages employees to voice concerns without fear of retaliation. Every employee in the company is responsible for adhering to our Code of Conduct and is held accountable for violations. The Code of Conduct includes a section that outlines leader and manager expectations for cultivating Nokia’s culture of integrity within their respective organizations. Many resources are available to educate managers about these responsibilities and to facilitate discussions with team members about compliance risks. Nokia measures the level of manager engagement via an annual survey. Nokia’s corporate culture of integrity is supported by its comprehensive compliance training program, including its annual mandatory “Ethical Business Training” course. The topics within the mandatory training program are rotated every year to raise awareness on high-risk areas, emerging risks, and key focus areas. Nokia’s culture of integrity helps to prevent unlawful or unethical behavior and reduces risks related to anti-corruption, competition, bribery, fraud, money laundering, privacy and data protection, human rights and other high-risk areas. Training and awareness initiatives make it clear that Nokia expects employees to follow laws and policies, and they will be subject to discipline, up to and including termination of employment, for unlawful or unethical behavior. Compliance Program governance Nokia’s compliance program is supported by its Ethics and Regulatory Compliance team, comprised of approximately 100 experienced compliance professionals, which is led by the Chief Compliance Officer, who reports to the Chief Legal and Administrative Officer. The team includes several distinct functions, including regional and business-specific compliance leaders, a risk assessment function and a global team of dedicated investigators, who are independent from Nokia’s business groups to ensure utmost objectivity, discreteness and confidentiality and are responsible for compliance concerns that are reported to Nokia. The organization also includes an Anti-Corruption Center of Excellence that is responsible for conducting due diligence of commercial third parties, customers, and high risk suppliers and oversees the due diligence of high-risk transactions. It is also responsible for Nokia’s global Anti-Corruption Program, which includes policies and processes, controls, and training. The Chief Compliance Officer has direct access to the Audit Committee of the Board, which provides oversight of Nokia’s Compliance Program. The Chief Compliance Officer meets at least quarterly with the Audit Committee and as needed based on specific matters. The Chief Compliance Officer also meets at least annually with the full Board of Directors. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 168 Nokia in 2025

Material impacts, risks and opportunities related to business conduct

The double materiality assessment indicated that corporate culture and the management of relationships with suppliers, including payment practices and corruption and the prevention and detection of corruption and bribery are material sub-topics for Nokia. Nokia's approach to determining material impacts, risks and opportunities is described under the 'General information' section. The following table describes the material impacts, risks and opportunities and how Nokia manages these.

Sub-topic	Material impacts, risks and opportunities	Management
Corporate culture	**Positive impact:** Corporate culture prioritizing sustainability can lead to responsible and sustainable decision-making throughout the value chain. **Opportunity:** Nokia is consistently recognized as one of the World's Most Ethical Companies® by Ethisphere. Nokia's strong ethical corporate culture provides a foundation to engage in business ethically and legally. **Risk:** Breach of Nokia's Code of Conduct or the law in regard to compliance areas leading to negative financial or reputational consequences.	Nokia nurtures, promotes, and evaluates its compliance culture using varied mediums. It uses multiple feedback channels, discussions, and training to drive and enhance the culture of continuous improvement in Nokia's Compliance Program. Nokia gauges employee attitudes, perceptions, and experiences regarding the existing compliance culture using survey results and other collected inputs. These results are shared with relevant business/regional teams, managed through mitigation plans, and integrated into the annual risk assessment and communications process for the ongoing management of Nokia's ethical culture.
Management of relationship with suppliers including payment practices	**Opportunity**: Building trusted relationships and long-term partnerships with suppliers who share Nokia's culture of ethics and compliance.	Nokia builds and fosters long-term relationships with suppliers that deliver a high impact on Nokia's brand, portfolio and business performance. With a holistic management of its supplier relationships, Nokia aims to maximize the value of the collaboration.
Corruption and bribery: prevention and detection of bribery	**Opportunity**: Nokia is consistently recognized as one of the World's Most Ethical Companies® by Ethisphere which, in part, reviews our anti-corruption program. Nokia's strong ethical corporate culture provides a foundation to engage in business ethically and lawfully.	Nokia has a robust anti-corruption program that includes policies and standard operating procedures, training and communications, supporting processes and control points, and monitoring using automation and data analytics to ensure the efficacy of the program.

Nokia has robust policies and processes to avoid unlawful behavior and unethical acts by its employees or by third parties with which Nokia does business. With respect to anti-corruption and bribery, the key risk is that a rogue employee or a third party with which Nokia does business (primarily high-risk suppliers or commercial third parties) engages in behavior that violates Nokia's anti-corruption policies and/or applicable laws or fails to comply with or circumvents one of Nokia's anti-corruption processes or control points. Potential violations of anti-corruption laws may result in investigations; and if a violation is substantiated, the results may include reputational damage, fines and forfeiture awards, and potential criminal action against individuals involved, as well as against those who should have been aware that a violation was occurring. Nokia strives to stay abreast of geopolitical changes, business models and strategies that may increase the risk of corruption, such as planned expansion in a high-risk market or segment. As these are identified, the Ethics & Regulatory Compliance organization works closely with the business to develop risk mitigants proactively to minimize residual risk. These efforts may include targeted and focused training, the implementation of additional control points and processes, and increased review and monitoring.

Anti-corruption and bribery risks can exist in many aspects of our operations, including certain go-to-market sales models and in project delivery and execution. To effectively mitigate these risks, the Ethics and Regulatory Compliance organization has compliance professionals who partner closely with various parts of our business. Through this collaboration, the organization proactively manages these changing risks by continually evolving the Anti-Corruption Compliance Framework and Program. Business activity presents risk with respect to the possibility of third parties engaging in violations of anti-corruption laws. The third parties with the highest risk include certain high-risk suppliers (those dealing in customs, site acquisition work, or other engagements with governmental agencies) and commercial third parties (distributors, resellers and indirect resellers). To mitigate this risk, Nokia provides training to those third parties with the highest risk and requires annual compliance acknowledgments, as well as acknowledgment of Nokia's Third-Party Code of Conduct. These actions, as well as clear contractual provisions including compliance with laws, are designed to ensure that third parties understand the expectations for compliant behavior. In addition, suppliers and commercial third parties must successfully complete a risk-based due diligence vetting process. This vetting process often results in approval with risk mitigants, such as periodic review of transactions, additional contractual terms, or monitoring.

Business conduct policies and corporate culture

Nokia's clear and readily accessible policies and standard operating procedures (SOPs) guide our employees on how to behave and mitigate the risk of unlawful or unethical behavior. These policies and SOPs are included in the 'General information' section.

Nokia's policy framework begins with the Nokia Code of Conduct, which includes the company's basic principles of business conduct and high-level policy statements related to critical business topics. Policy documents further define, support and explain specific areas of focus. SOPs are created, where needed, to instruct employees on specific procedures to implement the policies. Finally, supplemental guidelines (e.g., country-specific guidance) or other training materials may be created for specific implementation of certain procedures. The full set of supporting policies and related procedures for the

169 Nokia in 2025

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Code of Conduct’s risk areas are available online to Nokia’s employees. Employees and third parties that fail to behave ethically and lawfully are held accountable. A dedicated intranet page provides an overview of company level policies and SOPs. The available policies are aligned with all business groups and corporate functions and are disseminated to employees in several ways, including: ▪ Training programs, both online and live; online training typically includes quiz questions to test comprehension. ▪ The central SOP/policy repository on the company intranet. ▪ Quarterly global communications from the Chief Compliance Officer and targeted communications from regional and business compliance leaders. ▪ Examples and real cases to highlight the importance of compliance both for Nokia and the individual employee. Nokia’s Code of Conduct is available in a web-based format in 20 languages. It enforces Nokia’s values and expectations, outlines Nokia’s 14 key compliance policy statements and unites all Nokia employees around a common vision. The Code serves as a guiding framework that provides clarity and consistency in decision making and defines the principles of ethical and compliant business practices that all employees and managers are expected to follow. Everyone in the company is required to review and acknowledge the Code annually as part of mandatory compliance training. A separate Code of Ethics is in place for Nokia’s President and CEO, Nokia’s Chief Financial Officer, and Nokia’s Corporate Controller. The purpose of the Code of Ethics is to reinforce ethical behavior, promote high standards of corporate governance, and highlight the additional responsibilities of these functions. It complements Nokia’s Code of Conduct and Insider Trading Policy, as well as other applicable company guidelines. Nokia’s Third-Party Code of Conduct requires Nokia’s third-party business partners to follow similar ethical practices to those included in Nokia’s Code of Conduct. Nokia nurtures, promotes and evaluates its compliance culture using varied mediums. It uses multiple feedback channels, discussions and training courses to drive continuous improvement in Nokia’s Compliance Program. Nokia gauges employee attitudes, perceptions, and experiences regarding the compliance culture using survey results and other collected inputs. These results are shared with relevant business/regional teams, managed through mitigation plans, and integrated into the annual risk assessment and training and communications planning for ongoing management of Nokia’s ethical culture. Beyond a company-wide survey, Nokia also uses other means to gauge the effectiveness of our Compliance Program, including short pulse surveys on specific topics for more frequent feedback on the overall climate in the company as it relates to Nokia’s essentials: open, fearless, and empowered. As an example, Nokia’s 2025 mandatory Ethical Business Training course integrated anonymous questions related to fear of retaliation, usage of Nokia’s Code of Conduct, reporting concerns, specific policies, and line manager engagement. 75% of respondents to the voluntary 2025 survey indicated that their manager discussed ethics and compliance with their team. Below are some of the resources, platforms and methods that Nokia uses to regularly reinforce its culture of doing business with integrity: ▪ Nokia Code of Conduct ▪ Manager internal posts and news articles ▪ Social media posts from subject matter topical experts, Nokia’s Chief Compliance Officer and other senior leaders ▪ Internal news articles with topic-related links and resources ▪ Awareness campaigns and resources (i.e. speaking up and anti-retaliation) ▪ Ombuds program, dedicated resources, and campaigns ▪ Dedicated web pages for Compliance Program elements with related resource documents and contacts ▪ Quarterly newsletter ▪ Podcasts, animations, videos, posters, brochures ▪ Annual Integrity Day event: senior leader/Group Leadership Team participation and web event, local events around the world, global-level and local messaging, compliance awards, compliance games Refer to the ‘General information’ section for all Compliance Program policies. Reporting channels and investigations process Nokia provides multiple channels to report compliance concerns: Legal, Compliance and Sustainability, Ombuds leaders, People organization, a dedicated email, and an Ethics Helpline (EU Whistleblower Directive compliant) with online and country-specific options. Internal and external webpages also support concern reporting. The external reporting web page explains the reporting process and provides links and information about all the available reporting options. The Ethics Helpline allows for anonymous reporting and is open to employees and external stakeholders. Nokia’s Ombuds network is a critical element of Nokia’s Compliance Program and is available to employees, in addition to the Nokia Ethics Helpline and/or consulting with the Legal, Compliance and Sustainability team, the People organization, or managers. Ombuds leaders sit outside of the Legal, Compliance and Sustainability team, and People organization and serve as confidential, neutral, supplemental resources for employees to raise compliance questions, concerns and requests for guidance. They expand the reach of Nokia’s Compliance Program and provide another means to report suspected policy and law violations, as well as assist in preventing, detecting, and addressing wrongdoing. At the end of 2025, Nokia had 215 Ombuds leaders around the world, and 80 percent of Nokia’s employees worked in locations with an on-site Ombuds leader. It is important to note that the full Ombuds network is available to support all employees globally and is not restricted to employees within their respective location and/or organization. The Ethics and Regulatory Compliance Investigations Group is primarily responsible for managing the intake of all compliance concerns in the company across multiple channels, as well as case assignment, investigation, closure, and follow-up with respect to remediation and discipline. Nokia’s team of dedicated investigators, which sits centrally within the Ethics and Regulatory Compliance function, is not attached to any particular business group or function and reports into the Legal Compliance and Sustainability leadership. The investigator of any matter is fully independent of the chain of management of the alleged subject and the individual raising the concern. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 170 Nokia in 2025

In 2025, Nokia's Ethics and Regulatory Compliance Investigations Group received a total of 884 reports, of which 346 were investigated by the Investigations Group as suspected violations of applicable law, policy, or Nokia’s Code of Conduct. In 2025, the Investigations Group closed 313 investigations into alleged violations of Nokia’s Code of Conduct, of which 118 were substantiated with cause found after investigation. Nokia implemented corrective actions including 24 dismissals and 32 written warnings. Beyond individual discipline, detailed root cause analysis was conducted for substantiated cases, and unsubstantiated cases as appropriate, to identify, implement and monitor remedial measures and improvements. Nokia integrates its investigation process into its corporate culture by regularly communicating major findings and trends in a transparent fashion and raising awareness about the reporting process and the importance of speaking up. Regular read-outs about investigation statistics, key findings, and trends are provided to several internal groups, including regional/business group compliance leaders, who include investigations findings in the reporting for their respective jurisdictions and share this information with business leadership several times per year; Ombuds leaders, who share this type of information with employees in local awareness sessions; and senior management, as well as the Board of Directors and external auditors. Global trends and anonymized real cases are shared with all employees in Nokia’s internal quarterly company-wide Ethics and Regulatory Compliance newsletter (“Integrity Matters”). Additionally, annual investigation statistics by category, as well as links to anonymized case examples are provided externally. Each quarter, the Chief Compliance Officer updates the Audit Committee regarding significant allegations and outcomes of investigations and once per year reports this information to the Board and the Group Leadership Team. Protecting against retaliation Nokia has always positioned itself as a company committed to combating and avoiding all forms of retaliation and maintaining a culture in which its employees and partners feel comfortable raising concerns about suspected violations of Nokia’s Code of Conduct and policies, or applicable laws or regulations. Nokia will not tolerate any adverse treatment of an employee or partner (to the extent reasonably within Nokia’s control for a non-employee) who raises a concern in good faith or provides evidence in support of such a concern. Any employee who retaliates or participates in retaliating against another employee for raising a compliance concern or for assisting in an investigation will be subject to discipline, up to and including termination of employment. In a clear, widely-disseminated and readily-accessible manner, Nokia provides employees with many avenues to report concerns, as well as resource documents and information on external reporting channels. This includes region- and location-specific external reporting options. Annual comprehensive campaigns (consisting of various training initiatives, media and communications) remind and train employees on reporting concerns, available resources, and Nokia’s anti-retaliation policy. Managers are provided additional resources, including a toolkit and checklist, for handling concern reporting. A dedicated internal web page on retaliation provides employees with valuable resource information and guidance, including employee and manager anti-retaliation guides. Training The Ethics and Regulatory Compliance organization maintains a three-year strategic approach and roadmap for training. Nokia’s Ethical Business Training course is updated every year and required annually for all employees. It was one of the three mandatory, web-based training courses deployed in the mandatory 2025 curriculum, with the other modules covering information security and privacy awareness and safety and security. The Ethical Business Training course included a review and acknowledgment of Nokia’s Code of Conduct and the related 14 policy areas; a requirement to declare potential conflicts of interest; and short reviews of key topics including competitive intelligence, purchasing policy and process, use of AI tools, ESG, working with government officials, use of corporate credit cards, and a reminder of managers’ compliance responsibilities. In 2025, 98.3% (target 95%) of Nokia’s employees completed the Ethical Business Training module. New employees are assigned a new-hire training curriculum that includes the current annual mandatory training curriculum. In 2025, Nokia also provided training (online and in-person) and communications on emerging risks along with important reminders about roles and responsibilities. Examples include: 1. Just-in-time training videos to provide information at the time most needed, triggered by specific employee requests or actions (e.g., employees who are involved in indirect sales transactions receive a three-minute video on the required due diligence process). 2. Risk-specific training and communications on privacy, anti-corruption, competition law, site permitting, human rights due diligence, and Nokia’s indirect sales process. 3. Anti-retaliation awareness messaging, videos and resources to heighten awareness of potential retaliatory behaviors and available support channels. 4. Launched targeted training on anti-corruption and competition law to individuals in sales roles. 5. New awareness videos on corruption and conflicts of interest, and micro-learning to emphasize the importance of bystander reporting. These resources were supplemented by live training sessions delivered to target audiences on various compliance topics throughout the year. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 171 Nokia in 2025

Nokia opportunity: Anti-Corruption and Anti-Bribery Program Nokia has a robust Anti-Corruption Program that focuses on identifying and mitigating compliance risks associated with third parties and multi-layer transactions, as well as geopolitical events that may pose a risk under applicable laws, including anti-corruption. Nokia’s Global Anti-Corruption Program Nokia’s Code of Conduct Policies supporting the anti-corruption program Covers the following topics: ▪ Dealing with Government Officials ▪ Improper Payments ▪ Working with Third Parties ▪ Controllership ▪ Speaking up (our whistleblowing program) Various policies are available to all employees on Nokia’s intranet site, including the following: ▪ Anti-Corruption Policy ▪ Conflict of Interest Policy ▪ No PO/No Pay Policy ▪ Travel Policy ▪ Dealing with Government Officials contained in our Code of Conduct: See ‘Code of Conduct’ in General information section ▪ Controllership contained in our Code of Conduct: See ‘Code of Conduct’ in General information section ▪ Working With Third Parties contained in our Code of Conduct: See ‘Code of Conduct’ in General information section ▪ Improper payments contained in our Code of Conduct: See ‘Code of Conduct’ in General information section ▪ Corporate Hospitality and Gift SOP ▪ Global Donations, Other Contributions and Sponsorships SOP ▪ Third-Party Risk Management SOP ▪ Prohibition of Facilitation Payments SOP ▪ Site Acquisition Permitting and Site Access Fees SOP Third party code of conduct ▪ Includes Nokia’s expectations relating to anti-corruption and bribery Training specific to anti-corruption and bribery ▪ Included in Nokia’s annual mandatory Ethical Business Training required of all employees ▪ Focused training on anti-corruption and bribery that is assigned to high-risk employee populations, such as training for employees involved in projects requiring site acquisition and customer-facing sales teams Nokia also has monitoring processes in place to identify possible process gaps, including: monitoring our customer relationship management and deal opportunity tool to ensure in-scope commercial third parties have been screened by Nokia’s Anti-Corruption Center of Excellence; monitoring expense reimbursement claims relating to hospitality to third parties to ensure that the gifts, travel and entertainment (‘GTE’) pre-approval process was followed; reviewing spend reports to ensure that any high-risk suppliers have been vetted at the appropriate due diligence level; conducting risk-based due diligence on all third parties to identify any red flags or risk before engaging in business with them, with a three-year re-screening required; and reviewing any concerns that are raised relating to improper payments through Nokia’s whistleblower system, as described in the ‘Reporting channels and investigations process’ section. The groups of employees deemed to be highest risk with respect to Nokia’s business include: ▪ sales and pre-sales employees ▪ employees working with government officials ▪ employees involved in site acquisition and site access permitting ▪ employees involved with customs clearance and logistics vendors ▪ employees involved with tax advisors and related services ▪ the Geopolitics and Government Relation team and ▪ the Finance team, since they have a key controllership role Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 172 Nokia in 2025

Training specific to anti-corruption and bribery is included in Nokia’s annual, mandatory Ethical Business Training course and is required of 100% of Nokia employees: all administrative, management and supervisory bodies. Anti-corruption is highlighted in this course given the potential high-risk exposure and is rolled out not only to all employees but also to Nokia’s Board of Directors. Nokia also has a separate standalone course that focuses on corruption risk and speak-up channels. Refer to the ‘General information’ section for more information on compliance policies. All suspected breaches in procedures and standards of anti-corruption and anti-bribery are investigated. When an investigation concludes that there has been a violation of Nokia’s policies, including Nokia’s Anti-Corruption and Anti-Bribery policy, appropriate disciplinary action is taken. Such actions may include financial loss, termination of employment, demotion or role change, a written warning, and/or mandatory training. Nokia’s Anti-Corruption Center of Excellence has a comprehensive, multifaceted, risk-based approach to help identify and mitigate risks to the company while empowering Nokia’s business teams to sell Nokia products and services responsibly. Management of supplier relationships Nokia’s supply chain is a critical component of Nokia’s own reputation and extended impact. Nokia works with both customers and suppliers to drive transparency, sustainability and good ethical business practices in Nokia’s deep and often complex supply chain. Nokia works with its suppliers to develop, innovate and build capability to enable a more sustainable and transparent ecosystem. In 2025, Nokia conducted business with around 9 800 suppliers, and 80% of Nokia’s total supplier spend was distributed across around 340 suppliers. Supplier’s due diligence Nokia expects its suppliers to adhere to its Third-Party Code of Conduct and provides them with Nokia Supplier Requirements, including the Responsible Business Alliance’s Code of Conduct and additional, Nokia-specific sustainability requirements. The requirements are periodically revisited and cover topics such as labor and human rights management, health, safety and security, privacy, risk management, environment, ethics, and anti-corruption. They are communicated to Nokia’s suppliers and integrated into Nokia’s contractual requirements, supplier qualification, auditing and supplier learning and capability building. Monitoring, assessment and auditing Nokia’s key supplier-related monitoring, assessment and auditing activities include an on-site corporate responsibility audit program, EcoVadis sustainability assessments, Nokia’s in-house health and safety Supplier Maturity Assessment (SMA), the CDP Supply Chain Climate and Water Security assessments, Recycled Materials Content and Responsible Minerals Sourcing assessments. The results of supplier due-diligence assessments are integrated into Nokia’s Supplier Performance Evaluation as a Sustainability Pillar. For more information, please see the section ‘Workers in the value chain (ESRS S2)’. Managing risk and opportunity in Nokia’s supply chain Nokia’s internal analysis and enterprise risk management process help identify its potential supply chain risks. Nokia carries out more in-depth analyses to determine all supply chain risks via its dedicated Supplier Sustainability Risk Dashboard, where it looks at various sustainability risks, commodity risks and more, on a supplier location level. The outcomes are included in Nokia’s category strategies, which it reviews annually with its purchasing category leads. Failing to meet established sustainability requirements will impact the future business perspective of the supplier. Nokia prioritizes long-term relationships with suppliers who significantly impact its brand, portfolio, and business outcomes. By managing these partnerships with a comprehensive approach, Nokia aims to maximize the benefits of the collaboration. Payment practices for suppliers Nokia treats its business partners with respect and always endeavors to pay its suppliers’ valid dues on time as per contractual obligations and country regulations. Suppliers need to follow defined guidelines for correct and timely invoice submission. E-invoicing is set up as a mandatory or the preferred method of invoice receiving in all countries where it is legally allowed. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review • Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 173 Nokia in 2025

Actions

Actions taken to support Nokia's Compliance Program and culture:

1. Everyone in the company is required to review and acknowledge the Nokia Code of Conduct annually and disclose any conflicts of interest as part of annual mandatory Ethical Business compliance training. The topics within the mandatory training are rotated every year to spread awareness on high-risk areas, emerging risks, and key current topics. Anti-corruption is highlighted in the same course because it is a high-risk area, and Nokia also has a separate standalone course that focuses on corruption risk and speak-up channels. In addition to annual mandatory training, Nokia supplements training and awareness with numerous live and recorded training sessions delivered to smaller target audiences on various compliance topics throughout the year.
2. Nokia combats and prohibits all forms of retaliation and is committed to maintaining a culture in which its employees feel comfortable raising concerns about suspected violations of the Code of Conduct, and related company policies or laws and regulations. Nokia will not tolerate any adverse employment action against an employee who raises a compliance concern or assists in an investigation in good faith.
3. Nokia provides multiple channels to report compliance concerns: Legal, Compliance and Sustainability, Ombuds leaders, the People organization, a dedicated email, and an Ethics Helpline (EU Whistleblower Directive compliant) with online and country-specific options. Nokia has internal and external web pages dedicated to concern reporting and whistleblowing resources.
4. Nokia's Anti-Corruption Program focuses on identifying and mitigating compliance risks associated with third parties and multi-layer transactions, as well as geopolitical events that may pose a risk under applicable laws, including anti-corruption. The Anti-Corruption Program includes various elements, such as training, monitoring, policies, and processes.
5. All suspected breaches in procedures and standards of anti-corruption and anti-bribery are investigated. When an investigation concludes that there has been a violation of Nokia's policies, including Nokia's Anti-Corruption and Anti-Bribery Policy, appropriate disciplinary action is taken. Such actions may include financial loss, termination, demotion or role change, written warnings, and/or mandatory training.
6. The Chief Compliance Officer presents separately and independently on the status and effectiveness of Nokia's Compliance Program to the full Board of Directors at least once per year, to the Audit Committee at least four times per year and to the Group Leadership Team at least once per year, and as needed.
7. Nokia gauges employee attitudes, perceptions, and experiences regarding the compliance culture using survey results and other collected inputs. These results are shared with relevant stakeholders and managed through mitigation plans with an eye toward continuous improvement.

Targets and progress towards achievement

Nokia establishes targets as one of the vehicles to drive and measure a robust Compliance Program. Nokia holds its leaders accountable for driving a strong culture of compliance within their organizations by promoting a strong culture of compliance, leading by example, and meeting (with the goal to exceed) established compliance targets.

Status of 2025 targets:

Ethical Business Training course

Target: Ethical Business Training course, which includes ESG (Environmental, Social, Governance) training, completed by

95% of employees by 31 October 2025

Progress on target: Achieved

Ethical Business Training course, which includes ESG (Environmental, Social, Governance) training, completed by

98% of employees as of 31 October 2025

Training specific to anti-corruption and bribery is included in the Ethical Business Training course.

Line manager engagement

Target:

85%

favorability of employee/line manager engagement on ethics and compliance by the year 2030. This target covers Nokia's line managers and their direct reports.

Progress on target: Not on track

75%

for the year ended 31 December 2025.

Progress towards ESG targets in 2025

Target year	Base year	Base value	Target	2025 results	Target status
G1: Governance					
2025	2024	98%	Ethical Business Training (EBT), which includes ESG (Environmental, Social, Governance) training, completed by 95% of employees	98% of employees completed the Ethical Business Training	Achieved
2030	2016	85%	Maintain 85% favorability of employee/line manager engagement on the importance of ethics and compliance by the year 2030	75% of respondents to the voluntary 2025 survey indicated that their manager discussed ethics and compliance with their team. An assessment of the current target led to the conclusion that the target is ineffective for purposes of measuring and tracking material impacts, risks and opportunities related to ethics and compliance. This target will be changed during 2026.	Not on track

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Contents

Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Disclosure tables

The table below details anti-corruption training topics and frequency. Anti-corruption is highlighted in Nokia's mandatory Ethical Business Training course which is deployed annually to all employees. In addition, separate standalone courses that focus on corruption risk are deployed per the frequency shown:

Nokia ethics and anti-corruption training as of December 2025:

Topic	Format	Target Audience	Frequency
Mandatory Ethical Business Training (EBT); includes Code of Conduct overview and acknowledgement and conflict of interest disclosure	Online	All employees	Annually
Conflict of Interest (part of EBT)	Online	All employees	Every 3-4 years
Anti-bribery/anti-corruption/improper payments (part of EBT)	Online	Role-based	Every 1-2 years
Anti-corruption training for third parties	Online	Third parties	Every 3 years
Anti-corruption (advanced course)	Online	Role-based	One time plus as needed
Corporate hospitality "Just in time" video (automatically presented based on hospitality request)	Online video	Employees requesting hospitality	At time of approval request
Gifts, Travel, and Entertainment (GTE)	Online	All employees using GTE tool	As needed
Hospitality and GTE approval tool	Live/virtual	High risk roles; new employees from acquisition	Once plus as needed
Third-party Code of Conduct	Microlearning and video	Third parties	Every 2 years
Site acquisition, site permitting compliance	Online	Role based	Every 3-4 years
Travel & Expense approvals	Online	People managers, Employees with Corporate credit card	Every 3-4 years
Site Permitting Anti-corruption Training for Nokia's subcontractors	Online	Specific subcontractors involved in site permitting projects	As needed

The trainings listed in the table are also deployed to the members of the administrative, management and supervisory bodies as required.

In 2025, Nokia's Ethics and Regulatory Compliance Investigations Group received a total of 884 reports, of which 346 were investigated by the Investigations Group as suspected violations of applicable law, policy, or Nokia's Code of Conduct. See the following table for 2025 and 2024 reported concerns by category.

Ethics and compliance data	2025	2024
Total number of concerns reported	884	923
Conflict of interest	37	41
Controllership	100	83
Dealing with government officials	2	4
Fair competition	3	11
Fair employment (all HR-related)	389	391
Guidance	123	112
Human rights	0	3
Improper payments	6	9
Insider trading	0	2
Intellectual property and confidential information	33	47
Privacy	13	22
Trade compliance	7	14
Well-being, health and safety and the environment	16	17
Working with third parties	55	82
Other	100	85
Number of investigations by the Ethics and Regulatory Compliance function	346	384
Number of allegations substantiated with 'cause found' after investigation	118	165
Number of employees given a written warning on grounds of violation of the Code of Conduct	32	30
Number of employees dismissed on grounds of violation of the Code of Conduct	24	12

Reporting principles for metrics

Ethics and compliance data

Number of concerns is based on actual numbers reported and there are no estimations included.

Manager engagement

The manager engagement percentage is determined by employees' affirmative responses to the voluntary 2025 Ethics and Compliance Survey question, 'My manager talks to the team about the importance of ethics and compliance'.

Ethical Business Training

The Ethical Business Training course is assigned to all Nokia employees. Upon the deadline for training completion, the final completion percentage is calculated by the number of mandatory training completions divided by the number of active employees.

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Appendix to the Sustainability Statement

Reference table

ESRS 2 - General information			
Disclosure title	**Name of the disclosure requirement**	**Reference to the Annual Report section**	**Page**
Basis for preparation	DR BP-1 – General basis for preparation of the sustainability statement	Basis for preparation 'General basis for preparation of the Sustainability Statement'	86
Basis for preparation	DR BP-2 – Disclosures in relation to specific circumstances	Basis for preparation 'Disclosures in relation to specific circumstances'	87
Governance	DR GOV-1 – The role of the administrative, management and supervisory bodies	Governance 'Roles of Nokia's administrative, management and supervisory bodies regarding sustainability matters'	88
Governance	DR GOV-2 – Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	Governance 'Informing and supporting the administrative, management and supervisory bodies in their oversight of impacts, risks and opportunities'	91
Governance	DR GOV-3 – Integration of sustainability-related performance in incentive schemes	Governance 'Integration of sustainability-related performance in incentive schemes'	91
Governance	DR GOV-4 - Statement on due diligence	Governance 'Statement on due diligence'	92
Governance	DR GOV-5 - Risk management and internal controls over sustainability reporting	Governance 'Risk management and internal controls over sustainability reporting'	93
Strategy	DR SBM-1 – Strategy, business model and value chain	Strategy 'Key elements of Nokia's general strategy relevant to sustainability matters' Strategy 'Business model and value chain'	94 95
Strategy	DR SBM-2 – Interests and views of stakeholders	Strategy 'Interests and views of stakeholders'	97
Strategy	DR SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy 'Material topics and their interaction with Nokia's strategy and business model' Impact, risk and opportunity management 'Material impacts, risks and opportunities identified in the double materiality assessment'	98 105
Impact, risk and opportunity management	DR IRO-1 - Description of the process to identify and assess material impacts, risks and opportunities	Impact, risk and opportunity management 'Description of the process to identify and assess material impacts, risks and opportunities'	102
Impact, risk and opportunity management	DR IRO-2 – Disclosure Requirements in ESRS covered by the undertaking's sustainability statement	Appendix to the Sustainability Statement 'Reference table', 'List of data points that derive from other EU legislation'	176, 181
Impact, risk and opportunity management	Policies MDR-P – Policies adopted to manage material sustainability matters	Impact, risk and opportunity management 'Policies adopted to manage material sustainability matters'. More information related to MDR-P are disclosed in topical sections: Climate change (ESRS E1) 'Policies'; Resource use and circular economy (ESRS E5) 'Policies'; Own workforce (ESRS S1) 'Policies'; Workers in the value chain (ESRS S2) 'Policies'; Affected communities (ESRS S3) 'Policies'; Consumers and end-users (ESRS S4) 'Policies'; Business conduct (ESRS G1) 'Business conduct policies and corporate culture'	108 113 126 145 153 160 164 169
Impact, risk and opportunity management	Actions MDR-A – Actions and resources in relation to material sustainability matters	Information related to MDR-A are disclosed in topical sections: Climate change (ESRS E1) 'Transition plan and actions related to climate change policies'; Resource use and circular economy (ESRS E5) 'Actions'; Own workforce (ESRS S1) 'Actions'; Workers in the value chain (ESRS S2) 'Actions'; Affected communities (ESRS S3) 'Actions'; Consumers and end-users (ESRS S4) 'Actions'; Business conduct (ESRS G1) 'Actions'	 113 128 147 154 160 165 174

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Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

ESRS 2 - General information			
Disclosure title	**Name of the disclosure requirement**	**Reference to the Annual Report section**	**Page**
Metrics and targets	Metrics MDR-M – Metrics in relation to material sustainability matters	Information related to MDR-M are disclosed in topical sections: Climate change (ESRS E1) 'Disclosure tables', 'Reporting principles for metrics'; Resource use and circular economy (ESRS E5) 'Disclosure tables', 'Reporting principles for metrics'; Own workforce (ESRS S1) 'Disclosure tables', 'Reporting principles for Nokia own workforce metrics'; Workers in the value chain (ESRS S2) 'Disclosure tables', 'Reporting principles for metrics'; Affected communities (ESRS S3) 'Targets and progress towards achievement', 'Reporting principles for metrics'; Consumers and end-users (ESRS S4) 'Targets and related progress', 'Reporting principles for metrics'; Business conduct (ESRS G1) 'Disclosure tables', 'Reporting principles for metrics'	 121, 123 131, 132 149, 151 157, 158 161, 162 165, 166 175, 175
Metrics and targets	Targets MDR-T – Tracking effectiveness of policies and actions through targets	Strategy 'Our sustainability targets'. More detailed information on MDR-T are disclosed in topical sections: Climate change (ESRS E1) 'Targets and progress in targets'; Resource use and circular economy (ESRS E5) 'Targets and progress in targets'; Own workforce (ESRS S1) 'Targets and progress in targets'; Workers in the value chain (ESRS S2) 'Targets and progress in targets'; Affected communities (ESRS S3) 'Targets and progress in targets'; Consumers and end-users (ESRS S4) 'Targets and related progress'; Business conduct (ESRS G1) 'Targets and progress in targets'	101 119 129 148 155 161 165 174

ESRS E1 - Climate change			
Disclosure title	**Name of the disclosure requirement**	**Reference to the Annual Report section**	**Page**
Governance	ESRS 2 GOV-3 Integration of sustainability-related performance in incentive schemes	Governance 'Integration of sustainability-related performance in incentive schemes'	91
Strategy	DR E1-1 – Transition plan for climate change mitigation	Climate change (ESRS E1) 'Transition plan and actions related to climate change policies'	113
Strategy	DR related to ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model	Climate change (ESRS E1) 'Climate scenario and resilience assessment'	111
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1 – Description of the processes to identify and assess material climate-related impacts, risks and opportunities	Climate change (ESRS E1) 'Climate scenario and resilience assessment'	111
Impact, risk and opportunity management	DR E1-2 – Policies related to climate change mitigation and adaptation	Climate change (ESRS E1) 'Policies'	113
Impact, risk and opportunity management	Policies MDR-P – Policies adopted to manage material sustainability matters	Impact, risk and opportunity management 'Policies adopted to manage material sustainability matters'; Climate change (ESRS E1) 'Policies'	108 113
Impact, risk and opportunity management	DR E1-3 – Actions and resources in relation to climate change policies	Climate change (ESRS E1) 'Transition plan and actions related to climate change policies'	113
Impact, risk and opportunity management	Actions MDR-A – Actions and resources in relation to material sustainability matters	Climate change (ESRS E1) 'Transition plan and actions related to climate change policies', 'Targets and progress towards achievement'	113 , 119
Metrics and targets	DR E1-4 – Targets related to climate change mitigation and adaptation	Climate change (ESRS E1) 'Targets and progress towards achievement', 'Disclosure tables'	119 121
Metrics and targets	Metrics MDR-M – Metrics in relation to material sustainability matters	Climate change (ESRS E1) 'Targets and progress towards achievement', 'Disclosure tables', 'Reporting principles for metrics'	119 121 123
Metrics and targets	Targets MDR-T – Tracking effectiveness of policies and actions through targets	Strategy 'Our sustainability targets'; Climate change (ESRS E1) 'Transition plan and actions related to climate change policies', 'Targets and progress towards achievement'	101 113 119
Metrics and targets	DR E1-5 – Energy consumption and mix	Climate change (ESRS E1) 'Disclosure tables'	121
Metrics and targets	DR E1-6 – Gross scopes 1, 2, 3 and Total GHG emissions	Climate change (ESRS E1) 'Disclosure tables'	121
Metrics and targets	DR E1-7 – GHG removals and GHG mitigation projects financed through carbon credits	Climate change (ESRS E1) 'Transition plan and actions related to climate change policies'	113

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Contents
Business overview
Corporate governance
Board review
- Business description
- Board's review 2025
- Selected financial data
- Operating and financial review
- **Sustainability Statement**
- Shares and shareholders
- Articles of Association
- Risk factors
- Significant subsequent events
- Key ratios
- Alternative performance measures

Financial statements
Other information

ESRS E5 - Resource use and circular economy			
Disclosure title	**Name of the disclosure requirement**	**Reference to the Annual Report section**	**Page**
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1 – Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities	Strategy 'Material topics and their interaction with Nokia's strategy and business model'; Impact, risk and opportunity management 'Description of the process to identify and assess material impacts, risks and opportunities'; Resource use and circular economy (ESRS E5) 'Material impacts, risks and opportunities related to resource use and circular economy'	98 102 125
Impact, risk and opportunity management	DR E5-1 – Policies related to resource use and circular economy	Resource use and circular economy (ESRS E5) 'Material impacts, risks and opportunities related to resource use and the circular economy', 'Policies'	125 126
Impact, risk and opportunity management	Policies MDR-P – Policies adopted to manage material sustainability matters	Impact, risk and opportunity management 'Policies adopted to manage material sustainability matters'; Resource use and circular economy (ESRS E5) 'Policies'	108 126
Impact, risk and opportunity management	DR E5-2 – Actions and resources related to resource use and circular economy	Resource use and circular economy (ESRS E5) 'Material impacts, risks and opportunities related to resource use and circular economy', 'Policies', 'Actions'	125, 126, 128
Impact, risk and opportunity management	Actions MDR-A – Actions and resources in relation to material sustainability matters	Resource use and circular economy (ESRS E5) 'Actions', 'Targets and progress towards achievement', 'Disclosure tables'	128, 129, 131
Metrics and targets	Disclosure Requirement E5-3 – Targets related to resource use and circular economy	Strategy 'Our sustainability targets'; Resource use and circular economy (ESRS E5) 'Targets and progress towards achievement', 'Actions'	101 129, 128
Metrics and targets	Metrics MDR-M – Metrics in relation to material sustainability matters	Resource use and circular economy (ESRS E5) 'Targets and progress towards achievement', 'Disclosure tables', 'Reporting principles for metrics'	129, 131, 132
Metrics and targets	Targets MDR-T – Tracking effectiveness of policies and actions through targets	Strategy 'Our sustainability targets'; Resource use and circular economy (ESRS E5) 'Targets and progress towards achievement', 'Reporting principles for metrics'	101 129, 132
Metrics and targets	DR E5-4 – Resource inflows	Resource use and circular economy (ESRS E5) 'Disclosure tables', 'Reporting principles for metrics'	131, 132
Metrics and targets	DR E5-5 – Resource outflows	Resource use and circular economy (ESRS E5) 'Disclosure tables', 'Reporting principles for metrics'	131, 132

ESRS S1 - Own workforce			
Disclosure title	**Name of the disclosure requirement**	**Reference to the Annual Report section**	**Page**
Strategy	DR related to ESRS 2 SBM 2 - Interests and views of stakeholders	Strategy 'Interests and views of stakeholders'	97
Strategy	DR related to ESRS 2 SBM 3 - Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy 'Material topics and their interaction with Nokia's strategy and business model'; Impact, risk and opportunity management 'Description of the process to identify and assess material impacts, risks and opportunities'; Own workforce (ESRS S1) 'Material impacts, risks and opportunities related to Own Workforce'	98 102 144
Impacts, risks and opportunities management	DR S1-1 – Policies related to own workforce	Own workforce (ESRS S1) 'Policies', 'Processes for engaging with own workforce and workers' representatives about impacts'; Business conduct (ESRS G1) 'Reporting channels and investigations process'	145 147 170
Impacts, risks and opportunities management	Policies MDR-P – Policies adopted to manage material sustainability matters	Impact, risk and opportunity management 'Policies adopted to manage material sustainability matters'; Own workforce (ESRS S1) 'Policies'	108 145
Impacts, risks and opportunities management	DR S1-2 – Processes for engaging with own workforce and workers' representatives about impacts	Own workforce (ESRS S1) 'Processes for engaging with own workforce and workers' representatives about impacts'	147
Impacts, risks and opportunities management	DR S1-3 – Processes to remediate negative impacts and channels for own workforce to raise concerns	Business conduct (ESRS G1) 'Reporting channels and investigations process'	170
Impacts, risks and opportunities management	DR S1-4 – Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce (ESRS S1) 'Policies', 'Processes for engaging with own workforce and workers' representatives about impacts', 'Actions'	145 147 147
Impacts, risks and opportunities management	Actions MDR-A – Actions and resources in relation to material sustainability matters	Own workforce (ESRS S1) 'Actions'	147
Impacts, risks and opportunities management	DR S1-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce (ESRS S1) 'Targets and related progress'	148
Metrics and targets	Metrics MDR-M – Metrics in relation to material sustainability matters	Own workforce (ESRS S1) 'Targets and related progress', 'Disclosure tables', 'Reporting principles for metrics'	148 149 151
Metrics and targets	Targets MDR-T – Tracking effectiveness of policies and actions through targets	Strategy 'Our sustainability targets'; Own workforce (ESRS S1) 'Targets and related progress', 'Reporting principles for metrics'	101 148 151
Metrics and targets	DR S1-6 – Characteristics of the undertaking's employees	Own workforce (ESRS S1) 'Disclosure tables', 'Reporting principles'	149, 151
Metrics and targets	DR S1-7 – Characteristics of non-employee workforce in the undertaking's own workforce	Own workforce (ESRS S1) 'Disclosure tables', 'Reporting principles'	149, 151
Metrics and targets	DR S1-9 – Diversity metrics	Own workforce (ESRS S1) 'Disclosure tables', 'Reporting principles'	149, 151

178 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Metrics and targets	DR S1-10 – Adequate wages	Own workforce (ESRS S1) 'Disclosure tables', 'Reporting principles'	149, 151
Metrics and targets	DR S1-13 – Training and skills development metrics	Own workforce (ESRS S1) 'Disclosure tables', 'Reporting principles'	149, 151
Metrics and targets	DR S1-15 – Work-life balance metrics	Own workforce (ESRS S1) 'Disclosure tables', 'Reporting principles'	149, 151
Metrics and targets	DR S1-16 – Remuneration metrics (pay gap and total remuneration)	Own workforce (ESRS S1) 'Disclosure tables', 'Reporting principles'	149, 151
ESRS S2 - Workers in the value chain			
Disclosure title	**Name of the disclosure requirement**	**Reference to the Annual Report section**	**Page**
Strategy	DR related to ESRS 2 SBM-2 Interests and views of stakeholders	Strategy 'Interests and views of stakeholders'	97
Strategy	DR related to ESRS 2 SBM-3 Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy 'Material topics and their interaction with Nokia's strategy and business model'; Impact, risk and opportunity management 'Description of the process to identify and assess material impacts, risks and opportunities'; Workers in the value chain (ESRS S2) 'Material impacts, risks and opportunities related to workers in the value chain'	98 102 152
Impact, risk and opportunity management	DR S2-1 – Policies related to value chain workers	Workers in the value chain (ESRS S2) 'Policies'	153
Impact, risk and opportunity management	Policies MDR-P – Policies adopted to manage material sustainability matters	Impact, risk and opportunity management 'Policies adopted to manage material sustainability matters'; Workers in the value chain (ESRS S2) 'Policies'	108 153
Impact, risk and opportunity management	DR S2-2 – Processes for engaging with value chain workers about impacts	Workers in the value chain (ESRS S2) 'Processes for engaging with value chain workers about impacts'	153
Impact, risk and opportunity management	DR S2-3 – Processes to remediate negative impacts and channels for value chain workers to raise concerns	Workers in the value chain (ESRS S2) 'Processes to remediate negative impacts and channels for value chain workers to raise concerns; Business conduct (ESRS G1) 'Reporting channels and investigations process'	154 170
Impact, risk and opportunity management	DR S2-4 – Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions	Workers in the value chain (ESRS S2) 'Processes to remediate negative impacts and channels for value chain workers to raise concerns', 'Actions'; Business conduct (ESRS G1) 'Reporting channels and investigations process'	154 154 170
Impact, risk and opportunity management	Actions MDR-A – Actions and resources in relation to material sustainability matters	Workers in the value chain (ESRS S2) 'Actions'	154
Metrics and targets	Metrics MDR-M – Metrics in relation to material sustainability matters	Workers in the value chain (ESRS S2) 'Disclosure tables', 'Reporting principles for metrics'	157, 158
Metrics and targets	Targets MDR-T – Tracking effectiveness of policies and actions through targets	Strategy 'Our sustainability targets'; Workers in the value chain (ESRS S2) 'Targets and related progress', 'Reporting principles for metrics'	101, 155, 158
Metrics and targets	DR S2-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Workers in the value chain (ESRS S2) 'Targets and related progress', 'Processes for engaging with value chain workers about impacts'	155, 153
ESRS S3 - Affected communities			
Disclosure title	**Name of the disclosure requirement**	**Reference to the Annual Report section**	**Page**
Strategy	DR related to ESRS 2 SBM-2 – Interests and views of stakeholders	Strategy 'Interests and views of stakeholders'	97
Strategy	DR related to ESRS 2 SBM 3 - Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy 'Material topics and their interaction with Nokia's strategy and business model'; Impact, risk and opportunity management 'Description of the process to identify and assess material impacts, risks and opportunities'; Affected communities (ESRS S3) 'Material impacts, risks and opportunities related to affected communities	98 102 159
Impacts, risks and opportunities management	DR S3-1 – Policies related to affected communities	Affected communities (ESRS S3) 'Policies'	160
Impacts, risks and opportunities management	Policies MDR-P – Policies adopted to manage material sustainability matters	Impact, risk and opportunity management 'Policies adopted to manage material sustainability matters'; Affected communities (ESRS S3) 'Policies'	108 160
Impacts, risks and opportunities management	DR S3-2 - Processes for engaging with affected communities about impacts	Affected communities (ESRS S3) 'Processes for engaging with affected communities about impacts'	160
Impacts, risks and opportunities management	DR S3-3 – Processes to remediate negative impacts and channels for affected communities to raise concerns	Business conduct (ESRS G1) 'Reporting channels and investigations process'	170
Impacts, risks and opportunities management	DR S3-4 - Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions	Affected communities (ESRS S3) 'Processes for engaging with affected communities about impacts', 'Actions', 'Targets and related progress'	160 160 161
Impacts, risks and opportunities management	Actions MDR-A – Actions and resources in relation to material sustainability matters	Affected communities (ESRS S3) 'Actions', 'Targets and related progress'	160 161
Metrics and targets	DR S3-5 – Targets related to managing material negative impacts,advancing positive impacts, and managing material risks and opportunities	Affected communities (ESRS S3) "Targets and related progress'	161

179 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Metrics and targets	Metrics MDR-M – Metrics in relation to material sustainability matters	Affected communities (ESRS S3) 'Targets and related progress', 'Reporting principles for metrics'	161 162
Metrics and targets	Targets MDR-T – Tracking effectiveness of policies and actions through targets	Strategy 'Our sustainability targets'; Affected communities (ESRS S3) 'Targets and related progress', 'Reporting principles for metrics'	101 161 162

ESRS S4 - Consumers and end-users

Disclosure title	Name of the disclosure requirement	Reference to the Annual Report section	Page
Strategy	DR related to ESRS 2 SBM-2 –Interests and views of stakeholders	Strategy 'Interests and views of stakeholders'	97
Strategy	DR related to ESRS 2 SBM 3 - Material impacts, risks and opportunities and their interaction with strategy and business model	Strategy 'Material topics and their interaction with Nokia's strategy and business model'; Impact, risk and opportunity management 'Description of the process to identify and assess material impacts, risks and opportunities'; Consumers and end-users (ESRS S4) 'Material impacts, risks and opportunities related to consumers and end-users'	98 102 163
Impacts, risks and opportunities management	DR S4-1 – Policies related to consumers and end-users	Consumers and end-users (ESRS S4) 'Policies'	164
Impacts, risks and opportunities management	Policies MDR-P – Policies adopted to manage material sustainability matters	Impact, risk and opportunity management 'Policies adopted to manage material sustainability matters'; Consumers and end-users (ESRS S4) 'Policies'	108 164
Impacts, risks and opportunities management	DR S4-2 – Processes for engaging with consumers and end-users about impacts	Consumers and end-users (ESRS S4) 'Processes for engaging with consumers and end-users about impacts'	164
Impacts, risks and opportunities management	DR S4-3 – Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	Business conduct (ESRS G1) 'Reporting channels and investigations process'	170
Impacts, risks and opportunities management	DR S4-4 – Taking action on material impacts on consumers and end- users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	Consumers and end-users (ESRS S4) 'Processes for engaging with consumers and end-users about impacts', 'Actions', 'Targets and related progress'	164, 165, 165
Impacts, risks and opportunities management	Actions MDR-A – Actions and resources in relation to material sustainability matters	Consumers and end-users (ESRS S4) 'Targets and related progress'	165
Metrics and targets	DR S4-5 – Targets related to managing material negative impacts,advancing positive impacts, and managing material risks and opportunities	Consumers and end-users (ESRS S4) 'Targets and related progress'	165
Metrics and targets	Metrics MDR-M – Metrics in relation to material sustainability matters	Consumers and end-users (ESRS S4) 'Targets and related progress', 'Reporting principles for metrics'	165, 166
Metrics and targets	Targets MDR-T – Tracking effectiveness of policies and actions through targets	Strategy 'Our sustainability targets'; Consumers and end-users (ESRS S4) 'Targets and related progress', 'Reporting principles for metrics'	101 165, 166

ESRS G1 - Business conduct

Disclosure title	Name of the disclosure requirement	Reference to the Annual Report section	Page
Governance	DR related to ESRS 2 GOV-1 – The role of the administrative, management and supervisory bodies	Governance 'Role of Nokia's administrative, management and supervisory bodies regarding sustainability matters'	88
Impacts, risks and opportunities management	DR related to ESRS 2 IRO-1 – Description of the processes to identify and assess material impacts, risks and opportunities	Strategy 'Material topics and their interaction with Nokia's strategy and business model'; Impact, risk and opportunity management 'Description of the process to identify and assess material impacts, risks and opportunities'; Business conduct (ESRS G1) 'Material impacts, risks and opportunities related to business conduct'	98 102 169
Impacts, risks and opportunities management	Policies MDR-P – Policies adopted to manage material sustainability matters	Impact, risk and opportunity management 'Policies adopted to manage material sustainability matters'; Business conduct (ESRS G1) 'Business conduct policies and corporate culture'	108 169
Impacts, risks and opportunities management	DR G1-1– Business conduct policies and corporate culture	Impact, risk and opportunity management 'Policies adopted to manage material sustainability matters'; Business conduct (ESRS G1) 'Business conduct policies and corporate culture'	108 169
Impacts, risks and opportunities management	DR G1-2 – Management of relationships with suppliers	Business conduct (ESRS G1) 'Management of supplier relationships'	173
Impacts, risks and opportunities management	DR G1-3 – Procedures to address corruption and bribery	Business conduct (ESRS G1) 'Material impacts, risks and opportunities related to business conduct', 'Business conduct policies and corporate culture', 'Reporting channels and investigations process', 'Protecting Against Retaliation', 'Training', 'Nokia opportunity: Anti-Corruption and Anti-Bribery Program'	169 169 170 171 171 172
Impacts, risks and opportunities management	Actions MDR-A – Actions and resources in relation to material sustainability matters	Business conduct (ESRS G1) 'Actions', 'Targets and progress towards achievement'	174 174
Metrics and targets	Metrics MDR-M – Metrics in relation to material sustainability matters	Business conduct (ESRS G1) 'Targets and progress towards achievement', 'Disclosure tables', 'Reporting principles for metrics'	174 175 175
Metrics and targets	Targets MDR-T – Tracking effectiveness of policies and actions through targets	Strategy 'Our sustainability targets'; Business conduct (ESRS G1) 'Targets and progress towards achievement', 'Reporting principles for metrics'	101 174 175

180 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

List of data points that derive from other EU legislation

Section	Para	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Material (Yes/ No)	Reference to the Annual Report section	Page
ESRS 2, GOV-1 **Board's Gender Diversity**	21 (d)	X		X		Yes	Disclosed in 'Governance' section of General information	88
ESRS 2 GOV-1 **Percentage of board members who are independent**	21 (e)			X		Yes	Disclosed in 'Governance' section of General information	88
ESRS 2 GOV-4 **Statement on due diligence**	30	X				Yes	Disclosed in 'Governance' section of General information	88
ESRS 2 SBM-1 **Involvement in activities related to fossil fuel activities**	40 (d) i	X	X	X		No	Not applicable to Nokia	
ESRS 2 SBM-1 Involvement in activities related to chemical production	40 (d) ii	X		X		No	Not applicable to Nokia	
ESRS 2 SBM-1 Involvement in activities related to controversial weapons	40 (d) iii	X		X		No	Not applicable to Nokia	
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco	40 (d) iv			X		No	Not applicable to Nokia	
ESRS E1-1 Transition plan to reach climate neutrality by 2050	14				X	Yes	Disclosed in 'Transition plan and actions in related to climate change policies' section of E1	113
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks	16 (g)		X	X		Yes	Disclosed in 'Transition plan and actions in related to climate change policies' section of E1	113
ESRS E1-4 GHG emission reduction targets	34	X	X	X		Yes	Disclosed in 'Targets and progress towards achievement' section of E1	119
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors)	38	X				No	Not applicable to Nokia	
ESRS E1-5 Energy consumption and mix	37	X				Yes	Disclosed in 'Disclosure tables' section of E1	121
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors	40-43	X				No	Not applicable to Nokia	
ESRS E1-6 Gross scope 1, 2, 3 and Total GHG emissions	44	X	X	X		Yes	Disclosed in 'Disclosure tables' section of E1	121
ESRS E1-6 Gross GHG emissions intensity	53-55	X	X	X		Yes	Disclosed in 'Disclosure tables' section of E1	121
ESRS E1-7 GHG removals and carbon credits	56				X	No	Not applicable to Nokia	
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks	66			X		No	Nokia decided to apply phase-in option and not to disclose these metrics in 2025	
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk **ESRS E1-9 Location of significant assets at material physical risk**	66 (a) and (c)		X			No	Nokia decided to apply phase-in option and not to disclose these metrics in 2025	
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes	67 (c)		X			No	Nokia decided to apply phase-in option and not to disclose these metrics in 2025	
ESRS E1-9 Degree of exposure of the portfolio to climate- related opportunities	69			X		No	Nokia decided to apply phase-in option and not to disclose these metrics in 2025	
ESRS E2-4 Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil	28	X				No	Not applicable to Nokia	
ESRS E3-1 Water and marine resources	9	X				No	Not applicable to Nokia	
ESRS E3-1 Dedicated policy	13	X				No	Not applicable to Nokia	
ESRS E3-1 Sustainable oceans and seas	14	X				No	Not applicable to Nokia	
ESRS E3-4 Total water recycled and reused	28 (c)	X				No	Not applicable to Nokia	
ESRS E3-4 Total water consumption in m3 per net revenue on own operations	29	X				No	Not applicable to Nokia	
ESRS 2- IRO 1 – E4	16 (a) i	X				No	Not applicable to Nokia	
ESRS 2- IRO 1 – E4	16 (b)	X				No	Not applicable to Nokia	
ESRS 2- IRO 1 – E4	16 (c)	X				No	Not applicable to Nokia	
ESRS E4-2 Sustainable land / agriculture practices or policies	24 (b)	X				No	Not applicable to Nokia	
ESRS E4-2 Sustainable oceans / seas practices or policies	24 (c)	X				No	Not applicable to Nokia	
ESRS E4-2 Policies to address deforestation	24 (d)	X				No	Not applicable to Nokia	

181 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Section	Para	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Material (Yes/ No)	Reference to the Annual Report section	Page
ESRS E5-5 Non-recycled waste	37 (d)	X				No	Not applicable to Nokia	
ESRS E5-5 Hazardous waste and radioactive waste	39	X				No	Not applicable to Nokia	
ESRS 2- SBM3 – S1 Risk of incidents of forced labour	14 (f)	X				No	Not applicable to Nokia	
ESRS 2- SBM3 – S1 Risk of incidents of child labour	14 (g)	X				No	Not applicable to Nokia	
ESRS S1-1 Human rights policy commitments	20	X				Yes	Disclosed in 'Policies' section of S1 and 'Policies adopted to manage material sustainability matters' in General information	145, 108
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organization Conventions 1 to 8	21			X		No	Not applicable to Nokia	
ESRS S1-1 processes and measures for preventing trafficking in human beings	22	X				No	Not applicable to Nokia	
ESRS S1-1 workplace accident prevention policy or management system	23	X				Yes	Disclosed in 'Policies' section of S1	145
ESRS S1-3 grievance/complaints handling mechanisms	32 (c)	X				Yes	Disclosed in 'Processes to remediate negative impacts and channels for own workforce to raise concerns' section of S1	147
ESRS S1-14 Number of fatalities and number and rate of work-related accidents	88 (b) and (c)	X		X		No	Not applicable to Nokia	
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness	88 (e)	X				No	Not applicable to Nokia	
ESRS S1-16 Unadjusted gender pay gap	97 (a)	X		X		Yes	Adjusted gender pay gap disclosed in 'Disclosure tables' section of S1	149
ESRS S1-16 Excessive CEO pay ratio	97 (b)	X				Yes	Disclosed in 'Disclosure tables' section of S1	149
ESRS S1-17 Incidents of discrimination	103 (a)	X				No	Not applicable to Nokia	
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD	104 (a)	X		X		No	Not applicable to Nokia	
ESRS 2- SBM3 – S2 Significant risk of child labour or forced labour in the value chain	11 (b)	X				No	No such cases identified	
ESRS S2-1 Human rights policy commitments	17	X				Yes	Disclosed in 'Policies' section of S2	153
ESRS S2-1 Policies related to value chain workers	18	X				Yes	Disclosed in 'Policies' section of S2	153
ESRS S2-1 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines	19	X		X		Yes	Disclosed in 'Policies' section of S2	153
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organization Conventions 1 to 8	19			X		Yes	Disclosed in 'Policies' section of S2	153
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain	36	X				Yes	Reported in table 'Examples of identified non-compliance and actions taken' within S2	154
ESRS S3-1 Human rights policy commitments	16	X				Yes	Disclosed in 'Policies' section of S2	153
ESRS S3-1 Non-respect of UNGPs on Business and Human Rights, ILO principles or and OECD guidelines	17	X		X		No	No such cases identified	
ESRS S3-4 Human rights issues and incidents	36	X				No	Not applicable to Nokia	
ESRS S4-1 Policies related to consumers and end-users	16	X				Yes	Disclosed in 'Policies' section of S4	164
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines	17	X		X		No	No such cases identified	
ESRS S4-4 Human rights issues and incidents	35	X				No	Not applicable to Nokia	
ESRS G1-1 United Nations Convention against Corruption	10 (b)	X				Yes	Disclosed in 'Business conduct policies and corporate culture' section of G1	169
ESRS G1-1 Protection of whistle- blowers	10 (d)	X				Yes	Disclosed in 'Business conduct policies and corporate culture' section of G1	169
ESRS G1-4 Fines for violation of anti-corruption and anti-bribery laws	24 (a)	X		X		No	Not applicable to Nokia	
ESRS G1-4 Standards of anti-corruption and anti-bribery	24 (b)	X				No	Not applicable to Nokia	

182 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
• **Sustainability Statement**
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Shares and shareholders

Share details

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one vote at general meetings of Nokia.

At 31 December 2025, the share capital of Nokia Corporation equaled EUR 245 896 461.96 and the total number of shares issued was 5 742 239 696. At 31 December 2025, the total number of shares included 159 705 525 shares owned by Group companies representing approximately 2.8% of the total number of shares and the total voting rights.

In November 2024, under the authorization granted to the Board of Directors by the Annual General Meeting 2024, the Board of Directors resolved on an issuance of 150 000 000 new shares without consideration to itself. Additionally, the Board of Directors resolved on a subsequent directed issuance of a maximum number of 150 000 000 shares held by the Company as a result of the aforementioned issuance, to settle its commitments under the merger agreement related to the Infinera acquisition in respect of shares delivered to eligible stockholders of Infinera. The share issuance was completed in February 2025. To the extent that the shares were not needed to settle Nokia's obligations related to the completion of the acquisition, the Board of Directors resolved on a directed share issuance of the aforementioned shares without consideration to participants of Nokia's and Infinera's equity programs the latter of which were assumed by Nokia upon the completion of the acquisition.

In October 2025, under the authorization granted to the Board of Directors by the Annual General Meeting 2025, the Board of Directors resolved on an issuance of 120 000 000 new shares without consideration to itself and resolved on a subsequent directed issuance of a maximum number of 120 000 000 shares held by the Company as a result of the aforementioned issuance, to settle its commitments under the equity-based incentive plans and the employee share purchase plan in respect of shares to be delivered during the year 2025, 2026 and 2027. The shares were issued without consideration.

In October 2025, under the authorization granted to the Board of Directors by the Annual General Meeting 2025, the Board of Directors resolved on a directed share issuance of 166 389 351 new shares to enable NVIDIA Corporation to make a USD 1.0 billion equity investment in Nokia. The new shares were delivered to NVIDIA Corporation in the form of American Depositary Shares in November 2025.

During 2025, Nokia transferred a total of 46 374 440 treasury shares without consideration to employees, including certain members of the Group Leadership Team, as settlement under Parent Company equity-based incentive plans and the employee share purchase plan in accordance with the rules of the plans. The transfers were based on the resolutions of the Board of Directors in November 2024 to issue shares held by the Company to settle its commitments to participants of the plans.

Information on the authorizations held by the Board of Directors in 2025 to issue shares and special rights entitling to shares, to transfer shares and repurchase own shares, as well as information on related party transactions, the shareholders and share-based incentives is available in this section "Shares and shareholders" and additionally in Notes 3.2. Remuneration of key management, 3.3. Share-based payments, 5.1. Equity and 6.4. Related party transactions in the consolidated financial statements.

In April 2025, the Board of Directors decided to cancel 150 000 000 Nokia shares held by the Company and repurchased under the share buyback program initiated in November 2024 and completed in April 2025. The cancellation did not affect the Company's share capital nor total equity.

The Board of Directors held at 31 December 2025 a total of 1 092 401 shares and ADSs in Nokia, which represented approximately 0.02% of our total shares and voting rights excluding shares held by the Nokia Group. The President and CEO owned at 31 December 2025 a total of 609 274 shares.

There were no public takeover offers by third parties for Nokia's shares during financial years 2025 and 2024. On 28 February 2025, Nokia completed the acquisition of Infinera. The aggregated consideration transferred included 127 434 986 Nokia shares held by Nokia Corporation. For more information, refer to Note 6.2. Acquisitions in the consolidated financial statements.

Nokia does not have minimum or maximum share capital or a par value of a share.

31 December	2025	2024	2023	2022	2021
Share capital, EURm	246	246	246	246	246
Shares, (000s)	5 742 240	5 605 850	5 613 497	5 632 298	5 675 461
Shares held by the Group, (000s)	159 706	232 701	87 896	45 282	40 468
Number of shares excluding shares held by the Group, (000s)	5 582 534	5 373 149	5 525 601	5 587 016	5 634 993
Average number of shares excluding shares held by the Group during the year					
Basic, (000s)[1]	5 415 876	5 475 817	5 549 468	5 614 182	5 630 025
Diluted, (000s)[1]	5 502 782	5 530 603	5 585 923	5 670 020	5 684 235
Number of registered shareholders[2]	224 893	224 196	247 893	238 359	233 844

(1) Used in calculation of earnings per share attributable to equity holders of the parent.
(2) Each account operator is included in the figure as only one registered shareholder.

183 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
Sustainability Statement
• Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Key ratios

For the year ended 31 December	2025	2024	2023	2022	2021
Earnings per share, basic, EUR					
Continuing operations[1]	0.12	0.31	0.11	0.75	N/A
Discontinued operations[1]	0.00	(0.08)	0.01	0.01	N/A
Profit for the year	0.12	0.23	0.12	0.76	0.29
Earnings per share, diluted, EUR					
Continuing operations[1]	0.11	0.31	0.11	0.74	N/A
Discontinued operations[1]	0.00	(0.08)	0.01	0.01	N/A
Profit for the year	0.12	0.23	0.12	0.75	0.29
Proposed dividend per share, EUR[2]	0.14	0.14	0.13	0.12	0.08
Dividend payout ratio[3]	116.7%	45.2%	118.2%	16.0%	N/A
Total dividends, EURm[4]	804	785	730	676	449
31 December	**2025**	**2024**	**2023**	**2022**	**2021**
Shareholders' equity per share, EUR	3.76	3.84	3.72	3.82	3.08
Share price, EUR[5]	5.57	4.27	3.05	4.33	5.57
Price-to-earnings ratio[3]	46.42	13.77	27.73	5.77	N/A
Dividend yield[1]	2.51%	3.28%	4.26%	2.77%	1.44%
Market capitalization, EURm	31 095	22 943	16 853	24 192	31 409

(1) In June 2024, Nokia classified its Submarine Networks business as a discontinued operation. The comparative amounts for 2023 and 2022 have been recast accordingly, however, due to undue cost and effort required to recast historical accounting records the comparative amounts for 2021 have not been recast.
(2) The Board of Directors proposes to the Annual General Meeting 2026 to be authorized to decide in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.
(3) Calculated based on the basic earnings per share from continuing operations.
(4) In 2025, total dividends is calculated based on the proposed Annual General Meeting authorization to the Board of a maximum distribution of EUR 0.14 per share for the financial year 2025, and the total number of shares on the date of issuing the financial statements for 2025. On the date of issuing the financial statements for 2025 the total number of Nokia shares is 5 742 239 696. Comparative amounts represent the actual total distribution to equity holders of the parent for the financial year presented.
(5) Closing Nokia share price at year end on Nasdaq Helsinki.

Share turnover

For the year ended 31 December	2025	2024	2023	2022	2021
Number of shares traded during the year (000s)[1]	9 969 841	7 175 750	7 754 279	10 294 615	16 560 334
Average number of shares excluding shares held by the Group during the year (000s)	5 415 876	5 475 817	5 549 468	5 614 182	5 630 025
Share turnover %	184	131	140	183	294

(1) Source: Nasdaq Helsinki, the NYSE composite tape and Euronext Paris.

The principal trading markets for the shares are Nasdaq Helsinki in the form of shares, and the NYSE, in the form of ADSs. In 2025, Nokia also maintained a listing on Euronext Paris Stock Exchange but decided to apply for delisting in November 2025. The final day of trading of Nokia's shares on Euronext Paris was 30 December 2025.

Share price development

Nasdaq Helsinki

EUR	High	Low	Value
2025 Full year High/Low	6.65	3.42	
2025 Full year Average (Volume-weighted)			4.65
Year-end value 31 December 2025			5.57
Year-end value 31 December 2024			4.27
Change from 31 December 2024 to 31 December 2025			30.4%

New York Stock Exchange

USD	High	Low	Value
2025 Full year High/Low	8.19	4.00	
2025 Full year Average (Volume-weighted)			5.47
Year-end value 31 December 2025			6.47
Year-end value 31 December 2024			4.43
Change from 31 December 2024 to 31 December 2025			46.0%

Euronext Paris

EUR	High	Low	Value
2025 Full year High/Low	6.64	3.46	
2025 Full year Average (Volume-weighted)			4.78
Year-end value 30 December 2025[1]			5.55
Year-end value 31 December 2024			4.26
Change from 31 December 2024 to 30 December 2025[1]			30.3%

(1) The final day of trading of Nokia's shares on Euronext Paris was 30 December 2025.

184 Nokia in 2025

NOKIA

Contents

Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
Sustainability Statement
• Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Stock option exercises
Since 2019, Nokia has not administered any stock option plans.

Dividend and share buybacks
The dividend to shareholders is Nokia's principal method of distributing earnings to shareholders. The dividend policy was updated at the Capital Markets Day in March 2021 to read as follows: "We target recurring, stable and over time growing ordinary dividend payments, taking into account the previous year's earnings as well as the company's financial position and business outlook".

The Board of Directors proposes to the Annual General Meeting 2026 that based on the balance sheet to be adopted for the financial year ended on 31 December 2025, no dividend is distributed by a resolution of the Annual General Meeting. Instead, the Board of Directors proposes to be authorized to resolve in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. The authorization would be used to distribute dividend from the retained earnings and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board of Directors decides otherwise for a justified reason. The proposed total authorization for distribution of dividend and/or assets from the reserve for invested unrestricted equity is in line with the Company's dividend policy. The authorization would be valid until the opening of the next Annual General Meeting. The Board would make separate resolutions on the amount and timing of each distribution of dividend and/or assets from the reserve for invested unrestricted equity.

In November 2024, under the authorization granted to the Board of Directors by the Annual General Meeting 2024, Nokia launched a share buyback program to offset the dilutive effect of the acquisition of Infinera announced in June 2024 targeting to repurchase 150 million shares for an aggregate purchase price not exceeding EUR 900 million. The repurchases commenced in November 2024 and ended in April 2025. The repurchased shares were cancelled in April 2025.

Nokia distributes distributable funds, if any, within the limits set by the Finnish Companies Act as defined below. Nokia makes and calculates the distribution, if any, in the form of cash dividends, assets from the reserve for invested unrestricted equity, share buybacks, or in some other form, or a combination of these. There is no specific formula by which the amount of a distribution is determined, although some limits set by law are discussed below. The timing and amount of future distributions of retained earnings and/or assets from the reserve for invested unrestricted equity, if any, will depend on Nokia's future results and financial conditions.

Under the Finnish Companies Act, Nokia may distribute retained earnings and/or assets from the reserve for invested unrestricted equity on our shares only upon a shareholders' resolution and in the amount proposed by the Board, subject to limited exceptions. The amount of any distribution is limited to the amount of distributable earnings of the Parent Company pursuant to the last audited financial statements approved by our shareholders, taking into account the material changes in the financial situation of the Parent Company after the end of the last financial period and a statutory requirement that the distribution of earnings must not result in insolvency of the Parent Company. Subject to exceptions relating to the right of minority shareholders to request a certain minimum distribution, the distribution may not exceed the amount proposed by the Board of Directors.

Purchases of equity securities by the Company and affiliated purchasers
The table below presents additional information on the purchases of treasury shares in 2025:

Period	Total number of shares purchased	Average price paid per share, EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the plans or programs, EUR
January[1]	18 313 953	4.41	18 313 953	739 939 153
February	26 686 823	4.70	26 686 823	614 496 274
March	78 864 331	4.86	78 864 331	231 451 624
April	6 948 847	4.96	6 948 847	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October	—	—	—	—
November	—	—	—	—
December	—	—	—	—
Total	**130 813 954**	**4.77**	**130 813 954**	**—**

(1) On 22 November 2024, Nokia announced that its Board of Directors initiates a share buyback program to offset dilutive effect of acquisition of Infinera pursuant to an authorization from the Annual General Meeting 2024. The program targeted to repurchase 150 million shares for an aggregate price not exceeding EUR 900 million. The repurchases started on 25 November 2024 and ended on 2 April 2025.

185 Nokia in 2025

NOKIA

Contents

Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
Sustainability Statement
• Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Shareholders

At 31 December 2025, shareholders registered in Finland represented approximately 24% and shareholders registered in the name of a nominee represented approximately 76% of the total number of shares of Nokia Corporation. The number of directly registered shareholders was 224 893 at 31 December 2025. Each account operator (12) is included in this figure as only one registered shareholder.

Largest shareholders registered in Finland at 31 December 2025[1]

Shareholder	Total number of shares 000s	% of all shares	% of all voting rights
Solidium Oy	325 000	5.66%	5.66%
Keskinäinen Työeläkevakuutusyhtiö Varma	91 266	1.59%	1.59%
Keskinäinen Eläkevakuutusyhtiö Ilmarinen	79 261	1.38%	1.38%
Keskinäinen Työeläkevakuutusyhtiö Elo	36 242	0.63%	0.63%
Valtion Eläkerahasto	27 000	0.47%	0.47%
Oy Lival Ab	18 050	0.31%	0.31%
Svenska litteratursällskapet i Finland r.f.	14 603	0.25%	0.25%
Nordea Bank Abp	11 692	0.20%	0.20%
Nordea Pro Finland Fund	10 567	0.18%	0.18%
OP Finland Index	10 371	0.18%	0.18%

(1) Excluding nominee-registered shares and shares owned by Nokia Corporation. Nokia Corporation owned 148 246 864 shares at 31 December 2025.

Breakdown of share ownership at 31 December 2025[1]

By number of shares owned	Number of shareholders	% of shareholders	Total number of shares	% of all shares
1–100	66 740	29.68%	3 032 534	0.05%
101–1 000	100 869	44.85%	43 713 215	0.76%
1 001–10 000	50 826	22.60%	157 345 733	2.74%
10 001–100 000	6 057	2.69%	146 570 263	2.55%
100 001–500 000	303	0.13%	58 419 999	1.02%
500 001–1 000 000	33	0.02%	24 034 154	0.42%
1 000 001–5 000 000	40	0.02%	91 326 590	1.59%
Over 5 000 000	25	0.01%	5 217 797 208	90.87%
Total	**224 893**	**100.00%**	**5 742 239 696**	**100.00%**

(1) The breakdown covers only shareholders registered in Finland, and each account operator (12) is included in the number of shareholders as only one registered shareholder. As a result, the breakdown is not illustrative of the entire shareholder base of Nokia.

By nationality	% of shares
Non-Finnish shareholders	76.49%
Finnish shareholders	23.51%
Total	**100.00%**

By shareholder category (Finnish shareholders)	% of shares
Corporations	4.06%
Households	6.18%
Financial and insurance institutions	2.20%
Non-profit organizations	1.06%
Governmental bodies (incl. pension insurance companies)	10.01%
Total	**23.51%**

At 31 December 2025, a total of 1 117 743 012 ADSs (equivalent to the same number of shares or approximately 19% of the total shares) were outstanding and held of record by 82 307 registered holders in the United States. Nokia is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above number of holders is not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Broadridge Financial Solutions, Inc., the number of beneficial owners of ADSs at 31 December 2025 was 748 358.

Based on the most recent information available to Nokia, at 1 July 2025, BlackRock, Inc. beneficially owned 373 750 775 Nokia shares and 9 252 262 Nokia ADSs, which at that time corresponded to approximately 6.85% and 0.16%, respectively, of the total number of shares and voting rights of Nokia.

According to the notification received by Nokia, the holdings of FMR LLC in Nokia on 2 March 2026 were equivalent to a total of 289 538 191 shares and 277 150 920 voting rights, corresponding to approximately 5.04% of the total number of shares and 4.83% of voting rights of Nokia.

To the best of its knowledge, Nokia is not directly or indirectly owned or controlled by any other corporation or any government, and there are no arrangements that may result in a change of control of Nokia.

Shares owned by the members of the Board and the Group Leadership Team

At 31 December 2025, the members of our Board and the Group Leadership Team held a total of 3 484 960 shares and ADSs in Nokia, which represented approximately 0.06% of our shares and total voting rights excluding shares held by the Nokia Group.

Offer and listing details

Nokia's capital consists of shares traded on Nasdaq Helsinki under the symbol "NOKIA". Nokia's ADSs, each representing one share, are traded on the NYSE under the symbol "NOK". The ADSs are evidenced by American Depositary Receipts (ADRs) issued by Citibank, N.A.

In 2025, Nokia shares were also traded on Euronext Paris under the symbol "NOKIA" until the delisting of the shares. The final day of trading of Nokia's shares on Euronext Paris was 30 December 2025.

186 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
Sustainability Statement
• Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
Alternative performance measures
Financial statements
Other information

Articles of Association Articles of Association Amendment of Nokia’s Articles of Association requires a resolution of the general meeting of shareholders, supported by two-thirds of the votes cast and two-thirds of the shares represented at the meeting. Registration Nokia Corporation is organized under the laws of the Republic of Finland and registered in the Finnish Trade Register under business identity code 0112038-9. Under its current Articles of Association, Nokia’s object is to research, develop, manufacture, market, sell and deliver products, software and services related to, among others, communication and enterprise networks. The company may also create, acquire and license intellectual property as well as engage in other industrial and commercial operations, including securities trading and other investment activities. The company may carry on its business operations directly, through subsidiary companies, affiliate companies and joint ventures. Directors’ voting powers Under Finnish law, resolutions of the Board shall be made by a majority vote. A director shall refrain from taking any part in the consideration of an agreement between the director and the company or a third party, or any other issue that may provide any material benefit to him or her and which may be contradictory to the interests of the company. Under Finnish law, there is no age limit requirement for directors, and there are no requirements under Finnish law that a director must own a minimum number of shares in order to qualify to act as a director. However, in accordance with the current Company policy, approximately 40% of the annual fee payable to the Board members is paid in Nokia shares purchased from the market or alternatively by using treasury shares held by Nokia, and the directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service (the net amount received after deducting those shares used for offsetting any costs relating to the acquisition of the shares, including taxes). Share rights, preferences and restrictions Each share confers the right to one vote at general meetings. According to Finnish law, a company generally must hold an Annual General Meeting called by the Board within six months from the end of the financial year. Additionally, the Board is obliged to call an Extraordinary General Meeting whenever such meeting is deemed necessary, or at the request of the auditor or shareholders representing a minimum of one-tenth of all outstanding shares. Under our Articles of Association, the Board is elected at least annually at the Annual General Meeting of shareholders for a term until the close of the next Annual General Meeting. Under Finnish law, shareholders may attend and vote at general meetings in person or by proxy. It is not customary in Finland for a company to issue forms of proxy to its shareholders. Accordingly, Nokia does not do so. However, registered holders and beneficial owners of ADSs are issued forms of proxy by the Depositary. To attend and vote at a general meeting, a shareholder must be registered in the register of shareholders in the Finnish book-entry system on or prior to the record date set forth in the notice of the general meeting. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the Company’s register of shareholders in the name of a nominee, may vote with their shares provided that they arrange to have their name entered in the temporary register of shareholders for the general meeting. The record date is the eighth business day preceding the meeting. To be entered in the temporary register of shareholders for the general meeting, a holder of ADSs must provide the Depositary, or have their broker or other custodian provide the Depositary, on or before the voting deadline, as defined in the proxy material issued by the Depositary, a proxy with the following information: the name, address, and social security number or another corresponding personal identification number of the holder of the ADSs, the number of shares to be voted by the holder of the ADSs and the voting instructions. The register of shareholders as of the record date of each general meeting is public until the end of the respective meeting. Other nominee-registered shareholders can attend and vote at general meetings by instructing their broker or other custodian to register the shareholder in Nokia’s temporary register of shareholders and give the voting instructions in accordance with the broker’s or custodian’s instructions. By completing and returning the form of proxy provided by the Depositary, a holder of ADSs also authorizes the Depositary to give notice to us, required by our Articles of Association, of the holder’s intention to attend the general meeting. The rights of shareholders are related to the shares as set forth in the Finnish Companies Act and our Articles of Association. Neither Finnish law nor our Articles of Association set limitations on the rights to own Nokia securities, including the rights of foreign shareholders to hold or exercise voting rights in the said securities. Amendment of the Articles of Association requires a decision of the general meeting of shareholders, supported by two-thirds of the votes cast and two-thirds of the shares represented at the meeting. Each of our shares confers equal rights to share in the distribution of the Company’s funds. Under Finnish law, dividend entitlement lapses after three years if a dividend remains unclaimed for that period, in which case the unclaimed dividend will be recognized as income by Nokia. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review Sustainability Statement Shares and shareholders • Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 187 Nokia in 2025

Disclosure obligation of shareholder ownership or voting power According to the Finnish Securities Market Act, a shareholder shall disclose their ownership or voting power to the company and the Finnish Financial Supervisory Authority when the ownership or voting power reaches, exceeds or falls below 5, 10, 15, 20, 25, 30, 50 or 90% of all the shares or the voting rights. The term “ownership” includes ownership by the shareholder, as well as selected related parties calculated in accordance with the Finnish Securities Market Act, and calculating the ownership or voting power covers agreements or other arrangements, which when concluded would cause the proportion of voting rights or number of shares to reach, exceed or fall below the aforementioned limits. Upon receiving such notice, the company shall disclose it by a stock exchange release without undue delay. Purchase obligation Nokia’s Articles of Association require a shareholder whose holding equals or exceeds one-third or one-half of all of our shares to purchase the shares of all other shareholders that so request. A shareholder who becomes subject to the purchase obligation is also obligated to purchase any subscription rights, stock options or convertible bonds issued by the company if so requested by the holder. The purchase price of the shares under our Articles of Association is the higher of: (a) the weighted average trading price of the shares on Nasdaq Helsinki during the ten business days prior to the day on which we have been notified by the purchaser that its holding has reached or exceeded the threshold referred to above or, in the absence of such notification or its failure to arrive within the specified period, the day on which our Board otherwise becomes aware of this; or (b) the average price, weighted by the number of shares, which the purchaser has paid for the shares it has acquired during the last 12 months preceding the date referred to in (a). Under the Finnish Securities Market Act, a shareholder whose voting power exceeds 30% or 50% of the total voting rights in a company shall, within one month, offer to purchase the remaining shares of the company, as well as any other rights entitling to the shares issued by the company, such as subscription rights, convertible bonds or stock options issued by the company. The purchase price shall be the market price of the securities in question. Subject to certain exceptions, the market price is determined on the basis of the highest price paid for the security during the preceding six months by the shareholder or any party in close connection to the shareholder. Subject to certain exceptions, if the shareholder or any related party has not during the six months preceding the offer acquired any securities that are the target for the offer, the market price is determined based on the average of the prices paid for the security in public trading during the preceding three months weighted by the volume of trade. Under the Finnish Companies Act, a shareholder whose holding exceeds nine-tenths of the total number of shares or voting rights in a company has both the right and, upon a request from the minority shareholders, the obligation to purchase all the shares of the minority shareholders for the then current market price. The market price is determined, among other things, on the basis of the recent market price of the shares. The purchase procedure under the Finnish Companies Act differs, and the purchase price may differ, from the purchase procedure and price under the Finnish Securities Market Act, as discussed above. However, if the threshold of nine-tenths has been exceeded through either a mandatory or a voluntary public offer pursuant to the Finnish Securities Market Act, the market price under the Finnish Companies Act is deemed to be the price offered in the public offer, unless there are specific reasons to deviate from it. Pre-emptive rights In connection with any offering of shares, the existing shareholders have a pre-emptive right to subscribe for shares offered in proportion to the amount of shares in their possession. However, a general meeting of shareholders may vote, by a majority of two-thirds of the votes cast and two-thirds of the shares represented at the meeting, to waive this pre-emptive right provided that, from the company’s perspective, weighty financial grounds exist. Monitoring of Foreign Corporate Acquisitions Under the Finnish Act on the Monitoring of Foreign Corporate Acquisitions (2012/172 as amended), a notification to the Ministry of Economic Affairs and Employment is required for a non-resident of Finland, directly or indirectly, when acquiring one-tenth or more of the voting power or corresponding factual influence in a company. The Ministry of Economic Affairs and Employment has to confirm the acquisition unless the acquisition would jeopardize important national interests, in which case the matter is referred to the Council of State. If the company in question is operating in the defense sector, an approval by the Ministry of Economic Affairs and Employment is required before the acquisition is made. These requirements are not applicable if, for instance, the voting power is acquired in a share issue that is proportional to the holder’s ownership of the shares. Moreover, the requirements do not apply to residents of countries in the European Economic Area or EFTA countries, except where at least one-tenth of shares or other controlling right in such resident are held by a party not resident in the European Economic Area or EFTA. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review Sustainability Statement Shares and shareholders • Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 188 Nokia in 2025

Risk factors Shareholders and potential investors should carefully review the following risk factors, in addition to other information contained in this report. The risks and risk factors described below could, either individually or collectively, adversely affect our business, competitiveness, market share, results of operations, profitability, financial condition, liquidity, reputation, brand and share price. The risk factors described below should not be construed as exhaustive. There may be additional risks that are unknown to us, and other risks currently believed to be immaterial that could turn out to be material. For a more detailed description of legal proceedings to which we are a party, refer to Note 6.1. Commitments, contingencies and legal proceedings, of our consolidated financial statements. This report also contains forward-looking statements that involve risks and uncertainties. Unless otherwise indicated or the context otherwise requires, references in these risk factors to “Nokia”, the “Nokia Group”, “Group”, “we”, “us” and “our” mean Nokia’s consolidated operating segments. Certain risks or events may be more prevalent with respect to the Group or a certain business group, business or part of the Group. Cost and performance remain the top priorities for our customers. Our capability to compete and remain a leading provider of technology, software and services in the industries and markets in which we operate is dependent on multiple external and internal factors, partially outside our control, including such as: Risks related to our strategy and its execution ▪ Our success in executing the new strategy, correctly identifying and pursuing opportunities and mitigating risks and in improving the operational and financial performance, including; – Positioning ourselves to lead in the Artificial Intelligence-driven transformation of networks; – Dependency on sustained traffic growth in customers’ networks and data centers, introduction of new use cases and low-latency services to drive the demand for network intelligence and growth in AI & Cloud; – The degree our investments, including business ventures, result in technologies, products or services that achieve or retain broad or timely market acceptance, answer to the expanding needs or preferences of our customers or consumers, or in break-through innovations, research assets and intellectual property that we could otherwise utilize for value creation; ▪ Our success in acquiring or divesting businesses and technologies, integrating acquisitions and transitioning divestments, entering into licensing arrangements, minority investments, forming and managing joint ventures or partnerships and in realizing the anticipated business plans, benefits, synergies, cost savings or efficiencies from these efforts; ▪ Our ability to realize the anticipated benefits, synergies, cost savings or efficiencies from acquisitions and to avoid unforeseen integration obstacles; ▪ Dependency on the performance of our partners and success in forming partnering arrangements with third parties; ▪ Our success in identifying and implementing the appropriate measures to improve operational performance and cost-efficiency in order to continue investments in R&D and future capabilities, including 5G-Advanced and 6G, intra- and inter-data center solutions, enterprise, cloud, artificial intelligence, automation/digitalization, security and development of standard essential patents and to reach targeted results, benefits and other improvements; and ▪ Our ability to meet our own sustainability targets, identify, evaluate and address sustainability related risks and opportunities appropriately and to comply with stakeholder and societal expectations and practices and with the increasing number of regulatory requirements related to sustainability, including mandatory transparency and disclosure requirements, impacts to human rights, and considering our reliance on global supply chains and the challenges and limitations in the availability of accurate information contributing to measurement uncertainty in provided quantitative metrics and monetary amounts in our sustainability related disclosures. Risks related to the general economic and financial market conditions and to the industries and markets in which we operate ▪ We are a global company and our sales and profitability is dependent on general economic and financial market conditions, such as the level of inflation and unemployment, increased global macroeconomic uncertainty, major Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review Sustainability Statement Shares and shareholders Articles of Association • Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 189 Nokia in 2025 currency fluctuations, higher interest rates and financing costs, and other developments in the economies and industries where we, our customers and partners/suppliers operate, including adverse development in the policies governing international trade or markets such as export and import controls, including increases in tariffs, and any geopolitical escalation, such as in the US-China relations, in tensions in East Asia, Venezuela and ongoing situations with Ukraine and in the Middle East; ▪ Intense competition and development of the industries and markets in which we operate, including: – The cyclical nature of the markets; – Technological changes, such as acceleration of AI/ automation, and the speed of technology adoption; – Competitor behavior, and the breadth of the qualified supplier pool; – Customer consolidation, customers’ spending appetite and purchase behavior, deployments and rollout timing; – Price erosion largely driven by competition challenging the connectivity business models of our customers; ▪ Our dependency on a limited number of big customers and large multi-year agreements. Loss of a single customer or contract, operator consolidation, unfavorable contract terms or other issues related to a single agreement may have a material adverse effect on our business and financial condition; ▪ Competitiveness of, or developments regarding, pricing and agreement terms we offer, such as our ability to pass on inflationary cost pressure to our pricing, and including developments with respect to customer financing or extended payment terms or credit lines that we provide our customers; and ▪ Unwillingness of banks or other institutions to provide guarantees or financing to our customers or purchase our receivables could impair our capability to enter new customers or markets, to mitigate payment risk and to manage our liquidity. Risks impacting our competitiveness ▪ Our success in the development of new technologies, services and upgrades, their rollout and commercialization in a timely manner, including; – Our ability to adapt to changing business models, rapid technological advances and to meet new competition, such as new AI-native companies or existing competitors leveraging AI more effectively; – Shifts and trends, such as AI-driven transformation of networks, cloudification, Open RAN and openness in general, virtualization and disaggregation, and our ability to integrate advanced AI capabilities into Nokia's core products and solutions with potential impact on the attractiveness of our portfolio of products and services, competitive landscape, business models and our margin profile; – Our ability to invest effectively and profitably in new competitive high-quality products, services, such as in 5G-Advanced, Open RAN, 6G, AI-native networks, intra-DC and inter-DC connectivity, next-generation broadband access, internet of things (IoT), the cloud or software, upgrades and technologies that have accurately anticipated the technological, regulatory and market trends; – Certain technology limits in key technologies or adoption of unforeseen disruptive technologies by our competitors that might change demand patterns for our products and services and competitive dynamics; – Our capabilities to manage end-to-end costs related to our portfolio of products and services, meeting evolving expectations and complying with regulatory requirements and standards; ▪ Severity of potential inefficiencies, operational incidents, malfunctions or disruptions of our information technology systems and processes, or disruptions of services relying on our or third-party IT. Our operations rely on efficient and uninterrupted operation of complex and centralized IT core systems, networks and processes, which are integrated with those of third parties. Consequently, certain disruptions in IT systems and networks affecting our external providers could also have a material adverse effect on our business; ▪ Actual or perceived security or privacy breaches, including cybersecurity threats and incidents, data leakage, defects, errors or vulnerabilities in our technology and services and that of third-party providers. Our business model relies on solutions for distribution of services and software or data storage, which entail inherent risks relating to applicable regulatory regimes, cybersecurity incidents and other unauthorized access to network or data or other potential security risks that may adversely affect our business and/ or compromise data confidentiality; ▪ Our manufacturing, service creation, customer deliveries, logistics or supply chain to operate without significant interruptions or shortages, including the impacts of geopolitical tensions and open conflicts feeding uncertainty in the global supply chain, securing availability of resources, raw materials and other components to meet the demand, ability to adapt supply, defects in products or related software or services and achieving required efficiencies and flexibility; ▪ Adverse events, such as natural or man-made disasters, labor or civil unrest or health crises, may have a profound impact on our service delivery, production sites or the production sites of our suppliers/partners which are geographically concentrated. ▪ Possibility that our suppliers/partners may fail to meet our and our customers’ product quality, health, safety or security requirements or comply with other regulations or local laws, such as environmental, social or labor laws; and ▪ Our ability to retain, motivate, develop, reskill and recruit appropriately skilled employees and balance the workforce. Employees may face change fatigue, reduction in motivation and energy as our efforts to evolve our business and improve efficiency continue. The market for skilled employees is increasingly competitive, particularly given the similar technology trends affecting various industries simultaneously and increased remote working expanding the job market for individual employees. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review Sustainability Statement Shares and shareholders Articles of Association • Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 190 Nokia in 2025

Risks associated with intellectual property rights and licensing ▪ Our products, services and business models dependency on proprietary technologies developed by us and our ability to create new relevant technologies, products and services through our R&D, as well as our ability to protect our innovations and to maintain the strength of our intellectual property portfolio; ▪ Our patent licensing income and other intellectual property-related revenues being subject to risks and uncertainties such as our ability to maintain our existing sources of intellectual property-related revenue and on fair and reasonable commercial terms, establish new sources of revenue, protect our intellectual property from infringement and our ability to monetize our intellectual property e.g., due to market, regulatory and other developments, such as the evolving geopolitical environment, or court rulings in intellectual property-related litigation and other disputes. A proportionally significant share of the current patent licensing income is generated from the smartphone market, which is rapidly changing and features a limited number of large vendors. Uncertainty relating to the evolving global regulatory and standardization landscape relating to intellectual property is a challenge; ▪ To renew existing license agreements and conclude new license agreements with potential licensees and to protect our intellectual property, we may and have engaged in legal actions to enforce our intellectual property rights against unlawful infringement, outcomes of which are uncertain; and ▪ Our products, services and business models dependency on technologies that we have developed as well as technologies that are licensed to us by certain third parties. As a result, evaluating the rights related to the technologies we use or intend to use is increasingly challenging, and we expect to continue to face claims that we have allegedly infringed third parties’ IPR. The use of these technologies may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and/or costly and time-consuming litigation. Risks stemming from geopolitical, legal, regulatory and compliance environment ▪ Our global operations, including those in the emerging markets, being subject to direct and indirect regulation, and being exposed to political, geopolitical and regulatory developments, such as: – Unfavorable or unpredictable treatment in relation to trade sanctions, tariffs, tax matters and export controls (such as the changes in the U.S. and multilateral trade policies, including the export and import controls and laws, particularly with regard to China, Mexico, Canada and the EU and regulation favoring local industry participants; – Complex regulatory frameworks impacting taxation, national security, competition law, exchange controls, sanctions, cyber security, communications technology, supply chains, environmental, social and governance (ESG) topics including integrity and anti-corruption; – Geopolitical tensions, escalations or expansions into open conflicts and military actions, labor unrest, civil unrest, and public security and safety threats, including potential further developments related to situations in Ukraine and in the Middle East and the risks related to tensions in Venezuela, East Asia and in countries in the Sahel and West Africa; ▪ Impact of changes in various existing regulations or in their application, including rolling back of certain legislative acts and initiatives, variations in national implementation of EU legislation and divergence of regulatory frameworks in the EU, the U.S. and other relevant jurisdictions and emerging new regulation on current or new technologies, products or telecommunication and technology sectors in general; ▪ Our products, services and operations meeting all relevant quality, health, safety or security standards and other recommendations and regulatory requirements globally and compliance with laws and regulations, such as related to digital economy, sustainability, responsible AI, telecommunications and technology, security and privacy, including network and product security, protection and transfer of personal data, data access and use; ▪ We are subject to litigation, arbitrations, agreement-related disputes and product liability-related allegations during normal course of business, which may be disruptive and expensive. At any given time, we may be subject to inspections, investigations, claims, and government proceedings, and the extent and outcome of such proceedings may be difficult to estimate with any certainty. We may be subject to material fines, penalties and other sanctions as a result of such investigations; and ▪ Our governance, internal controls and compliance processes could fail to detect errors or wrongdoings and to prevent regulatory penalties at corporate level, in operating subsidiaries and joint ventures; and ▪ The degree of control and level of influence over joint ventures, other affiliated companies where Nokia does not have direct management control and third parties we engage with, whose performance we may be held liable for, is limited. Financial and tax-related uncertainties ▪ We have operations in many countries with different tax laws and rules, which may result in complex tax issues and disputes. We may be obliged to pay additional taxes as a result of changes in law, or changes of tax authority practice or interpretation (possibly with retroactive effect in certain cases), potentially resulting in a material impact on our tax burden; ▪ Our actual or anticipated performance, among other factors, could reduce our ability to utilize our tax attributes and deferred tax assets; ▪ We may not have access to sources of funding on favorable terms, or at all; ▪ We may not be able to maintain our investment grade credit ratings; ▪ Due to our global operations, our net sales, costs and results of operations, as well as the US dollar value of our dividends and market price of our ADSs, are affected by exchange rate fluctuations; Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review Sustainability Statement Shares and shareholders Articles of Association • Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 191 Nokia in 2025

▪ Our pension and other post-employment benefit obligations are subject to numerous factors that could result in a need for increased funding; and ▪ Recoverability of the carrying amount of our goodwill, which could result in significant impairment charges. Risks associated with ownership of our shares ▪ Uncertainty of the amount of dividend and/or repayment of capital and other profit distributions such as share buybacks to shareholders for each financial period and which depend, such as but not limited to, on available cash balances, expected cash flow generation, anticipated cash needs, retained earnings, the results of our operations and our financial condition, terms of outstanding indebtedness as well as other relevant factors such as restrictions, prohibitions or limitations imposed by applicable laws; ▪ Our share and/or ADS price may be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control; and ▪ Requirement for non-Finnish shareholders to provide detailed information to obtain advantageous withholding tax treatment for dividends. Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review Sustainability Statement Shares and shareholders Articles of Association • Risk factors Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 192 Nokia in 2025

Significant subsequent events Nokia to operate with two primary operating segments Nokia announced on 19 November 2025, together with its new strategy, that it will reorganize its business into two primary operating segments to better align to customer needs and accelerate innovation as the AI supercycle increases demand for advanced connectivity. This reorganization took effect as of 1 January 2026. The reorganization recognizes Network Infrastructure as a growth segment, positioned to capitalize on the rapid, global AI and data center build-out while continuing to innovate for its telecommunications customer base. The segment consists of three business units Optical Networks, IP Networks and Fixed Networks and is led by David Heard. The new Mobile Infrastructure segment brings together Nokia’s Core Networks portfolio, Radio Networks portfolio and Technology Standards (formerly Nokia Technologies). It is positioned for core and radio network technology and services leadership to lead the industry to AI-native networks and 6G. The new segment brings together a portfolio whose value creation is founded on mobile communication technologies based on 3GPP standards with a strong cash flow position underpinned by IP licensing. It is led by Justin Hotard on an interim basis and consists of three business units Core Software, Radio Networks and Technology Standards. In addition, as part of its strategy work, Nokia identified several units which are not seen as core to the future of the company’s strategy. These units were moved into a dedicated operating segment called Portfolio Businesses while the company assesses the best value creating opportunity for them. The units moved were: ▪ Fixed Wireless Access CPE (previously in Fixed Networks in Network Infrastructure) ▪ Site Implementation and Outside Plant (previously in Fixed Networks in Network Infrastructure) ▪ Enterprise Campus Edge (previously in Cloud and Network Services) ▪ Microwave Radio (previously in Mobile Networks) Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review Sustainability Statement Shares and shareholders Articles of Association Risk factors • Significant subsequent events Key ratios Alternative performance measures Financial statements Other information 193 Nokia in 2025

Key ratios Earnings per share (basic) Profit/(loss) attributable to equity holders of the parent Weighted average number of shares outstanding during the year Earnings per share (diluted) Profit/(loss) attributable to equity holders of the parent adjusted for the effect of dilution Adjusted weighted average number of shares during the year P/E ratio Closing share price at 31 December Earnings per share (basic) for continuing operations Payout ratio Proposed dividend per share Earnings per share (basic) for continuing operations Dividend yield % Proposed dividend per share Closing share price at 31 December Shareholders’ equity per share Capital and reserves attributable to equity holders of the parent Number of shares at 31 December – number of treasury shares at 31 December Market capitalization (Number of shares at 31 December – number of treasury shares at 31 December) x closing share price at 31 December Share turnover % Number of shares traded during the year Average number of shares during the year Contents Business overview Corporate governance Board review Business description Board’s review 2025 Selected financial data Operating and financial review Sustainability Statement Shares and shareholders Articles of Association Risk factors Significant subsequent events • Key ratios Alternative performance measures Financial statements Other information 194 Nokia in 2025

Alternative performance measures

Certain financial measures presented in this report are not measures of financial performance, financial position or cash flows defined in IFRS Accounting Standards. As these measures are not defined in IFRS Accounting Standards, they may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS Accounting Standards.

Return on capital employed %

Definition

Return on capital employed is defined as (Profit before tax + Interest expense on interest-bearing liabilities) / (Average capital and reserves attributable to equity holders of the parent + average non-controlling interests + average interest-bearing liabilities).

Purpose

Return on capital employed indicates how efficiently Nokia uses its capital to generate profits.

Composition of return on capital employed %:

EURm	2025	2024	2023
Profit before tax	915	2 091	1 469
Interest expense on interest-bearing liabilities	141	209	201
Total	**1 056**	**2 300**	**1 670**
Average capital and reserves attributable to equity holders of the parent[1]	20 812	20 597	20 935
Average non-controlling interests[1]	91	91	92
Average interest-bearing liabilities[1]	3 650	4 040	4 334
Total capital employed	**24 553**	**24 728**	**25 361**
Return on capital employed %	**4.3%**	**9.3%**	**6.6%**

(1) Calculated as the average of opening and closing balance for the year as presented in the consolidated statement of financial position. Refer to the consolidated financial statements.

Return on shareholders' equity %

Definition

Return on shareholders' equity is defined as Profit/(loss) for the year attributable to equity holders of the parent / Average capital and reserves attributable to equity holders of the parent.

Purpose

Return on shareholders' equity indicates how efficiently Nokia uses the capital invested by its shareholders to generate profits.

Composition of return on shareholders' equity %:

EURm	2025	2024	2023
Profit for the year attributable to equity holders of the parent	651	1 277	665
Average capital and reserves attributable to equity holders of the parent[1]	20 812	20 597	20 935
Return on shareholders' equity %	**3.1%**	**6.2%**	**3.2%**

(1) Calculated as the average of opening and closing balance for the year as presented in the consolidated statement of financial position. Refer to the consolidated financial statements.

Equity ratio %

Definition

Equity ratio % is defined as (Total capital and reserves attributable to equity holders of the parent + non-controlling interests) / Total assets.

Purpose

Equity ratio indicates the proportion of assets financed by the capital provided by the equity holders of the parent to the total assets of Nokia.

Composition of equity ratio %:

EURm	2025	2024	2023
Total capital and reserves attributable to equity holders of the parent	20 967	20 657	20 537
Non-controlling interests	91	90	91
Shareholders' equity	**21 058**	**20 747**	**20 628**
Total assets	**37 597**	**39 149**	**39 860**
Equity ratio %	**56.0%**	**53.0%**	**51.8%**

195 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
• **Alternative performance measures**
Financial statements
Other information

Total cash and interest-bearing financial investments

Definition
Total cash and interest-bearing financial investments consist of cash and cash equivalents, current interest-bearing financial investments and non-current interest-bearing financial investments.

Purpose
Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.

Composition of total cash and interest-bearing financial investments:

EURm	2025	2024	2023
Cash and cash equivalents	5 462	6 623	6 234
Current interest-bearing financial investments	961	1 661	1 565
Non-current interest-bearing financial investments	368	457	715
Total cash and interest-bearing financial investments	**6 791**	**8 741**	**8 514**

Net cash and interest-bearing financial investments

Definition
Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities.

Purpose
Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.

Composition of net cash and interest-bearing financial investments:

EURm	2025	2024	2023
Total cash and interest-bearing financial investments			
Cash and cash equivalents	5 462	6 623	6 234
Current interest-bearing financial investments	961	1 661	1 565
Non-current interest-bearing financial investments	368	457	715
Interest-bearing liabilities			
Long-term interest-bearing liabilities	(2 329)	(2 918)	(3 637)
Short-term interest-bearing liabilities	(1 084)	(969)	(554)
Net cash and interest-bearing financial investments	**3 378**	**4 854**	**4 323**

Net debt to equity (gearing) %

Definition
Net debt to equity (gearing) % is defined as Interest-bearing liabilities less Total cash and interest-bearing financial investments / (Total capital and reserves attributable to the equity holders of the parent + Non-controlling interests).

Purpose
Net debt to equity ratio presents the relative proportion of shareholders' equity and interest-bearing liabilities used to finance Nokia's assets and indicates the leverage of Nokia's business.

Composition of net debt to equity (gearing) %:

EURm	2025	2024	2023
Interest-bearing liabilities			
Long-term interest-bearing liabilities	2 329	2 918	3 637
Short-term interest-bearing liabilities	1 084	969	554
Total cash and interest-bearing financial investments			
Cash and cash equivalents	(5 462)	(6 623)	(6 234)
Current interest-bearing financial investments	(961)	(1 661)	(1 565)
Non-current interest-bearing financial investments	(368)	(457)	(715)
Net debt	**(3 378)**	**(4 854)**	**(4 323)**
Total capital and reserves attributable to equity holders of the parent	20 967	20 657	20 537
Non-controlling interests	91	90	91
Shareholders' equity	**21 058**	**20 747**	**20 628**
Net debt to equity (gearing) %	**(16.0)%**	**(23.4)%**	**(21.0)%**

Free cash flow

Definition
Free cash flow is defined as Net cash flows from operating activities less purchases of property, plant and equipment and intangible assets (capital expenditures).

Purpose
Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.

Composition of free cash flow:

EURm	2025	2024	2023
Net cash flows from operating activities	2 071	2 493	1 317
Purchase of property, plant and equipment and intangible assets (capital expenditures)	(606)	(472)	(652)
Free cash flow	**1 465**	**2 021**	**665**

NOKIA

Contents
Business overview
Corporate governance
Board review
Business description
Board's review 2025
Selected financial data
Operating and financial review
Sustainability Statement
Shares and shareholders
Articles of Association
Risk factors
Significant subsequent events
Key ratios
• **Alternative performance measures**
Financial statements
Other information

196 Nokia in 2025

Capital expenditure

Definition

Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).

Purpose

Capital expenditure is used to describe investments in future profit-generating activities.

Composition of capital expenditure:

EURm	2025	2024	2023
Purchase of property, plant and equipment and intangible assets	(606)	(472)	(652)
Capital expenditure	**(606)**	**(472)**	**(652)**

Comparable operating profit

Definition

Comparable operating profit excludes intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring-related charges, transaction and related costs, including integration costs, and certain other items affecting comparability.

Purpose

We believe that the comparable operating profit provides meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

Composition of comparable operating profit:

EURm	2025	2024	2023
Operating profit[1]	**885**	**1 970**	**1 733**
Restructuring and associated charges	478	445	356
Amortization and depreciation of acquired intangible assets and property, plant and equipment	444	314	341
Release of acquisition-related fair value adjustments to deferred revenue and inventory	88	—	—
Provision for contractual claims	66	—	—
Transaction and related costs, including integration costs	33	23	—
Loss on defined benefit plan amendment	24	—	—
Disposal of businesses	6	(67)	(20)
Divestment of associates	—	(190)	—
Impairment and write-off of assets, net of reversals	—	89	25
Costs associated with country exit	—	—	(49)
Other[1]	—	—	23
Comparable operating profit[1]	**2 024**	**2 584**	**2 409**

(1) In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and 2023 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies in the consolidated financial statements.

Comparable operating margin %

Definition

Comparable operating margin is defined as Comparable operating profit / Net sales.

Purpose

Comparable operating margin is used as a measure of Nokia's operating profitability as a percentage of net sales excluding intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring-related charges, transaction and related costs, including integration costs and certain other items affecting comparability.

As with comparable operating profit, we believe that the comparable operating margin provides meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results.

Composition of comparable operating margin:

EURm	2025	2024	2023
Comparable operating profit[1]	2 024	2 584	2 409
Net sales	19 889	19 220	21 138
Comparable operating margin %	**10.2%**	**13.4%**	**11.4%**

(1) In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and 2023 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies in the consolidated financial statements.

197 Nokia in 2025

NOKIA

Contents

Business overview

Corporate governance

Board review

- Business description
- Board's review 2025
- Selected financial data
- Operating and financial review
- Sustainability Statement
- Shares and shareholders
- Articles of Association
- Risk factors
- Significant subsequent events
- Key ratios
- **Alternative performance measures**

Financial statements

Other information

Consolidated financial statements 199 Consolidated income statement 199 Consolidated statement of comprehensive income 200 Consolidated statement of financial position 201 Consolidated statement of cash flows 202 Consolidated statement of changes in shareholders’ equity 203 Notes to the consolidated financial statements 204 Section 1: Basis of preparation 204 1.1. Corporate information 204 1.2. General accounting policies 204 1.3. Use of estimates and critical accounting judgments 205 1.4. New and amended standards and interpretations 205 Section 2: Results for the year 207 2.1. Net sales 207 2.2. Segment information 210 2.3. Operating expenses and other operating income 213 2.4. Financial income and expenses 213 2.5. Income taxes 214 2.6. Discontinued operations 217 2.7. Earnings per share 218 Section 3: Compensation and benefits 219 3.1. Summary of personnel expenses 219 3.2. Remuneration of key management 219 3.3. Share-based payments 221 3.4. Pensions and other post-employment benefits 223 Section 4: Operating assets and liabilities 230 4.1. Goodwill and intangible assets 230 4.2. Property, plant and equipment 233 4.3. Leases 234 4.4. Inventories 235 4.5. Trade receivables and other customer-related balances 235 4.6. Other receivables and liabilities 237 4.7. Provisions 238 Section 5: Capital and financial items 239 5.1. Equity 239 5.2. Financial assets and liabilities 243 5.3. Derivative assets and liabilities 247 5.4. Financial risk management 250 Section 6: Other information 257 6.1. Commitments, contingencies and legal proceedings 257 6.2. Acquisitions 258 6.3. Group companies 260 6.4. Related party transactions 264 6.5. Subsequent events 264 Parent Company financial statements 265 Notes to the Parent Company financial statements 268 Signing of the Annual Accounts, the Review of the Board of Directors and the Sustainability Statement 2025 278 Auditor’s report 280 Auditor’s ESEF assurance report 284 Assurance report on the Sustainability Statement 285 198 Nokia in 2025

Consolidated financial statements

Consolidated income statement

For the year ended 31 December

EURm	Note	2025	2024	2023
Net sales	2.1, 2.2	**19 889**	**19 220**	**21 138**
Cost of sales	2.2, 2.3	(11 230)	(10 356)	(12 592)
Gross profit		**8 659**	**8 864**	**8 546**
Research and development expenses	2.2, 2.3	(4 855)	(4 512)	(4 277)
Selling, general and administrative expenses[(1)]	2.2, 2.3	(3 073)	(2 872)	(2 863)
Other operating income[(1)]	2.2, 2.3	42	385	224
Other operating expenses	2.2, 2.3	112	105	103
Operating profit[(1)]		**885**	**1 970**	**1 733**
Share of results of associates and joint ventures	2.2, 6.4	19	7	(39)
Financial income[(1)]	2.2, 2.4	257	434	354
Financial expenses	2.2, 2.4	(246)	(320)	(579)
Profit before tax		**915**	**2 091**	**1 469**
Income tax expense	2.5	(277)	(380)	(820)
Profit from continuing operations		**638**	**1 711**	**649**
Profit/(loss) from discontinued operations	2.6	22	(427)	30
Profit for the year		**660**	**1 284**	**679**
Attributable to:				
Equity holders of the parent		651	1 277	665
Non-controlling interests		9	7	14

Earnings per share attributable to equity holders of the parent	2.7	EUR	EUR	EUR
Basic				
Profit from continuing operations		0.12	0.31	0.11
Profit for the year		0.12	0.23	0.12
Diluted				
Profit from continuing operations		0.11	0.31	0.11
Profit for the year		0.12	0.23	0.12

(1) In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and 2023 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies.

The notes are an integral part of these consolidated financial statements.

199 Nokia in 2025

Contents

Business overview

Corporate governance

Board review

Financial statements

- **Consolidated financial statements**
- Notes to the consolidated financial statements
- Parent Company financial statements
- Notes to the Parent Company financial statements

Other information

Consolidated statement of comprehensive income For the year ended 31 December EURm Note 2025 2024 2023 Profit for the year 660 1 284 679 Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans (24) 408 (343) Income tax related to items that will not be reclassified to profit or loss 2.5 7 (85) 61 Total of items that will not be reclassified to profit or loss (17) 323 (282) Items that may be reclassified to profit or loss Translation differences Exchange differences on translating foreign operations (1 625) 615 (554) Transfer to income statement (2) (78) 19 Net investment hedges Net fair value gains/(losses) 111 (40) 135 Cash flow and other hedges Net fair value gains/(losses) 65 23 (24) Transfer to income statement (64) (2) (37) Financial assets at fair value through other comprehensive income Net fair value gains/(losses) 32 83 (110) Transfer to income statement (23) (64) 120 Other increase/(decrease), net 7 3 (4) Income tax related to items that may be reclassified to profit or loss 2.5 (28) 8 (10) Total of items that may be reclassified to profit or loss (1 527) 548 (465) Other comprehensive (loss)/income, net of tax (1 544) 871 (747) Total comprehensive (loss)/income for the year, net of tax (884) 2 155 (68) Attributable to: Equity holders of the parent Continuing operations (911) 2 624 (91) Discontinued operations 22 (477) 13 Total (889) 2 147 (78) Non-controlling interests 5 8 10 The notes are an integral part of these consolidated financial statements. Contents Business overview Corporate governance Board review Financial statements • Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 200 Nokia in 2025

Consolidated statement of financial position

At 31 December

EURm	Note	2025	2024
ASSETS			
Non-current assets			
Goodwill	4.1	5 996	5 736
Other intangible assets	4.1	1 399	802
Property, plant and equipment	4.2	1 570	1 362
Right-of-use assets	4.3	920	758
Investments in associated companies and joint ventures	6.4	180	124
Non-current interest-bearing financial investments	5.2, 5.4	368	457
Other non-current financial assets	5.2, 5.4	1 072	1 182
Defined benefit pension assets	3.4	6 380	6 932
Deferred tax assets	2.5	3 643	3 599
Other non-current receivables	4.6	277	210
Total non-current assets		**21 805**	**21 162**
Current assets			
Inventories	4.4	2 209	2 163
Trade receivables	4.5, 5.2, 5.4	4 975	5 248
Contract assets	4.5	805	694
Current income tax assets	2.5	256	202
Other current receivables	4.6	784	767
Current interest-bearing financial investments	5.2, 5.4	961	1 661
Other current financial assets	5.2, 5.3, 5.4	340	629
Cash and cash equivalents	5.2, 5.4	5 462	6 623
Total current assets		**15 792**	**17 987**
Total assets		**37 597**	**39 149**

EURm	Note	2025	2024
SHAREHOLDERS' EQUITY AND LIABILITIES			
Equity			
Share capital		246	246
Share premium		870	734
Treasury shares		(352)	(431)
Translation differences		(1 272)	263
Fair value and other reserves		3 955	3 963
Reserve for invested unrestricted equity		15 663	13 926
Retained earnings		1 857	1 956
Total shareholders' equity		**20 967**	**20 657**
Non-controlling interests		91	90
Total equity	5.1	**21 058**	**20 747**
Non-current liabilities			
Long-term interest-bearing liabilities	5.2, 5.3, 5.4	2 329	2 918
Long-term lease liabilities	5.4	797	664
Defined benefit pension and post-employment liabilities	3.4	1 947	2 083
Deferred tax liabilities	2.5	392	562
Contract liabilities	4.5	286	185
Other non-current liabilities	4.6	147	117
Provisions	4.7	637	479
Total non-current liabilities		**6 535**	**7 008**
Current liabilities			
Short-term interest-bearing liabilities	5.2, 5.3, 5.4	1 084	969
Short-term lease liabilities	5.4	203	199
Other financial liabilities	5.2, 5.3, 5.4	316	1 668
Contract liabilities	4.5	1 562	1 506
Current income tax liabilities	2.5	344	207
Trade payables	5.2, 5.4	2 978	3 213
Other current liabilities	4.6	2 738	2 883
Provisions	4.7	779	749
Total current liabilities		**10 004**	**11 394**
Total liabilities		**16 539**	**18 402**
Total shareholders' equity and liabilities		**37 597**	**39 149**

The notes are an integral part of these consolidated financial statements.

201 Nokia in 2025

NOKIA

Contents

Business overview

Corporate governance

Board review

Financial statements

- **Consolidated financial statements**

Notes to the consolidated financial statements

Parent Company financial statements

Notes to the Parent Company financial statements

Other information

Consolidated statement of cash flows

For the year ended 31 December

EURm	Note	2025	2024	2023
Cash flow from operating activities				
Profit for the year		660	1 284	679
Adjustments, total[1]		2 065	2 157	2 559
Change in net working capital[2]		(209)	(569)	(1 282)
Cash flows from operations		2 516	2 872	1 956
Interest received		163	226	178
Interest paid	4.3, 5.2	(212)	(263)	(241)
Income taxes paid, net		(396)	(342)	(576)
Net cash flows from operating activities		**2 071**	**2 493**	**1 317**
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets		(606)	(472)	(652)
Proceeds from sale of property, plant and equipment and intangible assets		28	97	189
Acquisition of businesses, net of cash acquired	6.2	(1 730)	(37)	(19)
Purchase of shares in associated companies		(50)	—	—
Proceeds from disposal of businesses, net of cash disposed	2.6	40	(29)	17
Proceeds from disposal of shares in associated companies		—	259	8
Purchase of interest-bearing financial investments		(337)	(924)	(1 855)
Proceeds from interest-bearing financial investments		1 102	1 138	3 382
Purchase of other financial assets		(117)	(280)	(83)
Proceeds from other financial assets		186	70	34
Other		88	61	22
Net cash flows (used in)/from investing activities		**(1 396)**	**(117)**	**1 043**
Cash flow from financing activities				
Proceeds from issuance of shares	5.1	859	—	—
Acquisition of treasury shares	5.1	(624)	(680)	(300)
Purchase of equity instruments of subsidiaries	5.2	(501)	—	—
Proceeds from long-term borrowings	5.4	151	101	496
Repayment of long-term borrowings	5.4	(875)	(462)	(798)
(Repayment of)/proceeds from short-term borrowings	5.4	360	(6)	(40)
Payment of principal portion of lease liabilities	4.3, 5.4	(221)	(233)	(239)
Dividends paid	5.1	(759)	(723)	(621)
Net cash flows used in financing activities		**(1 610)**	**(2 003)**	**(1 502)**
Translation differences		(226)	16	(91)
Net (decrease)/increase in cash and cash equivalents		**(1 161)**	**389**	**767**
Cash and cash equivalents at 1 January		6 623	6 234	5 467
Cash and cash equivalents at 31 December		**5 462**	**6 623**	**6 234**

The consolidated statement of cash flows combines cash flows from both continuing and discontinued operations.

The notes are an integral part of these consolidated financial statements.

(1) Adjustments

EURm	2025	2024	2023
Depreciation and amortization	1 119	1 014	1 087
Share-based payments	337	241	202
Impairment charges	18	611	25
Restructuring charges[1]	391	388	316
Gain on sale of businesses and associated companies	(23)	(286)	(19)
Gain on sale of property, plant and equipment	(22)	(94)	(143)
Financial income and expenses[2]	(11)	(107)	220
Income tax expense	277	385	825
Other adjustments, net[2]	(21)	5	46
Total	**2 065**	**2 157**	**2 559**

(1) Restructuring charges in adjustments represent the non-cash portion recognized in the consolidated income statement.

(2) In 2025, Nokia changed the presentation of gains and losses from venture fund investments which resulted in reclassifications in adjustments. The comparative amounts for 2024 and 2023 have been recast accordingly. For more information, refer to Note 1.2. General accounting policies.

(2) Change in net working capital

EURm	2025	2024	2023
(Increase)/decrease in receivables	(25)	(364)	304
Decrease in inventories	149	404	443
Decrease in non-interest-bearing liabilities	(333)	(609)	(2 029)
Total	**(209)**	**(569)**	**(1 282)**

202 Nokia in 2025

NOKIA

Contents

Business overview

Corporate governance

Board review

Financial statements

- **Consolidated financial statements**

Notes to the consolidated financial statements

Parent Company financial statements

Notes to the Parent Company financial statements

Other information

Consolidated statement of changes in shareholders' equity

EURm	Note	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings	Total shareholders' equity	Non-controlling interests	Total equity
1 January 2023		**246**	**503**	**(352)**	**169**	**3 905**	**15 487**	**1 375**	**21 333**	**93**	**21 426**
Profit for the year								665	665	14	679
Other comprehensive loss	5.1				(418)	(300)		(25)	(743)	(4)	(747)
Total comprehensive income for the year		**—**	**—**	**—**	**(418)**	**(300)**	**—**	**640**	**(78)**	**10**	**(68)**
Share-based payments			202						202		202
Settlement of share-based payments			(77)				59		(18)		(18)
Acquisition of treasury shares	5.1			(303)			12		(291)		(291)
Cancellation of treasury shares	5.1			303			(303)		—		—
Disposal of subsidiaries									—	(2)	(2)
Dividends	5.1							(611)	(611)	(10)	(621)
Total transactions with owners		**—**	**125**	**—**	**—**	**—**	**(232)**	**(611)**	**(718)**	**(12)**	**(730)**
31 December 2023		**246**	**628**	**(352)**	**(249)**	**3 605**	**15 255**	**1 404**	**20 537**	**91**	**20 628**
Profit for the year								1 277	1 277	7	1 284
Other comprehensive income	5.1				512	358			870	1	871
Total comprehensive loss for the year		**—**	**—**	**—**	**512**	**358**	**—**	**1 277**	**2 147**	**8**	**2 155**
Share-based payments			241						241		241
Settlement of share-based payments			(135)				99		(36)		(36)
Acquisition of treasury shares	5.1			(686)			(821)		(1 507)		(1 507)
Cancellation of treasury shares	5.1			607			(607)		—		—
Adjustment to financial liability to acquire non-controlling interest								(11)	(11)		(11)
Dividends	5.1							(714)	(714)	(9)	(723)
Total transactions with owners		**—**	**106**	**(79)**	**—**	**—**	**(1 329)**	**(725)**	**(2 027)**	**(9)**	**(2 036)**
31 December 2024		**246**	**734**	**(431)**	**263**	**3 963**	**13 926**	**1 956**	**20 657**	**90**	**20 747**
Profit for the year								651	651	9	660
Other comprehensive (loss)/income	5.1				(1 535)	(8)		3	(1 540)	(4)	(1 544)
Total comprehensive income for the year		**—**	**—**	**—**	**(1 535)**	**(8)**	**—**	**654**	**(889)**	**5**	**(884)**
Share-based payments			337						337		337
Settlement of share-based payments			(262)				176		(86)		(86)
Acquisition of treasury shares(1)	5.1			(624)			830		206		206
Cancellation of treasury shares	5.1			703			(703)		—		—
Directed share issue	5.1						850		850		850
Acquisitions through business combinations	5.1		61				584		645	2	647
Dividends	5.1							(753)	(753)	(6)	(759)
Total transactions with owners		**—**	**136**	**79**	**—**	**—**	**1 737**	**(753)**	**1 199**	**(4)**	**1 195**
31 December 2025		**246**	**870**	**(352)**	**(1 272)**	**3 955**	**15 663**	**1 857**	**20 967**	**91**	**21 058**

(1) In November 2024, Nokia launched a new share buyback program to offset the dilutive effect of the acquisition of Infinera. At 31 December 2024, Nokia recorded a liability and a reduction of reserve for invested unrestricted equity of EUR 821 million to reflect Nokia's commitment under the agreement with a third-party broker conducting the share repurchases on Nokia's behalf. The liability and reduction of reserve for invested unrestricted equity were reversed in 2025 when the program was completed. For more information on Nokia's share buyback programs, refer to Note 5.1. Equity.

The notes are an integral part of these consolidated financial statements.

203 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Financial statements
- Consolidated financial statements
- Notes to the consolidated financial statements
- Parent Company financial statements
- Notes to the Parent Company financial statements
Other information

Notes to the consolidated financial statements Section 1 Basis of preparation This section describes the general accounting policies applied in preparation of these consolidated financial statements, including the basis of presentation and key consolidation principles. This section also summarizes the accounting matters that involve most judgment or estimation uncertainty. The specific accounting policies as well as details of key accounting estimates and judgments are provided in the related notes. 1.1. Corporate information Nokia Corporation, a public limited liability company incorporated and domiciled in Helsinki, Finland, is the parent company (Parent Company or Parent) for all its subsidiaries (together Nokia or the Group). Nokia’s operational headquarters are located in Espoo, Finland. The shares of Nokia Corporation are listed on the Nasdaq Helsinki Stock Exchange and the New York Stock Exchange. Nokia is a global provider of critical network infrastructure across fixed, mobile and transport networks, delivering the performance and security its customers need to meet the demands of an AI-enabled future. Nokia’s solution offerings combine hardware, software and services, as well as licensing of intellectual property, including patents, technologies and the Nokia brand. These consolidated financial statements for the year ended 31 December 2025 were authorized for issuance and filing by the Board of Directors on 5 March 2026. 1.2. General accounting policies Basis of presentation and statement of compliance The consolidated financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The consolidated financial statements also conform to Finnish accounting and company legislation. The consolidated financial statements are presented in millions of euros (EURm), except when otherwise noted, and are prepared under the historical cost convention, except when otherwise disclosed in the accounting policies in the specific notes. Other information Presentation of the results of venture fund investments In 2025, Nokia completed a strategic review of its venture fund investment activities. As a result, Nokia no longer views broad-based venture fund investments as having a strategic role and has initiated a process to scale down these investments. Consequently, the presentation of the results of venture fund investments as operating activities is no longer considered relevant, and therefore beginning from 2025, Nokia is presenting the gains and losses from venture fund investments, including the changes in fair value and the fund management fees, as financial income. For the segment reporting purposes, the results of venture fund investments had previously been included in the operating results of Group Common and Other. The comparative financial information for 2024 and 2023 has been recast accordingly. As a result of the recast, in 2024, selling, general and administrative costs decreased by EUR 18 million, other operating income decreased by EUR 47 million and financial income increased by EUR 29 million. In 2023, selling, general and administrative costs decreased by EUR 15 million, other operating income increased by EUR 57 million and financial income decreased by EUR 72 million. Additionally, in 2024 and 2023, EUR 29 million and EUR 72 million, respectively, was reclassified to financial income and expenses from gain/loss from other financial assets and other adjustments, net within adjustments in the statement of cash flows. Statutory reporting requirement in Germany The fully consolidated German subsidiary, Nokia Solutions and Networks GmbH & Co. KG, registered in the commercial register of Munich under HRA 88537, has made use of the exemption available under § 264b and § 291 of the German Commercial Code (HGB). Principles of consolidation The consolidated financial statements comprise the financial statements of the Parent Company, and each company over which it exercises control. Control over an entity exists when Nokia is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Presumption is that a majority of voting rights results in control. To support this presumption, Nokia considers all relevant facts and circumstances when assessing if it has power over the entity including voting rights and potential voting rights, rights to appoint key management personnel and rights arising from other contractual arrangements. Consolidation of a subsidiary begins when control over it is obtained, and it ceases when the control is lost. All intercompany transactions are eliminated in the consolidation process. Non-controlling interest represents the proportion of net profit or loss, other comprehensive income and net assets in subsidiaries that is not attributable to the equity holders of the Parent. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 204 Nokia in 2025

Investments in associates and joint ventures An associate is an entity over which Nokia exercises significant influence. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Nokia’s investments in associates and joint ventures are accounted for using the equity method. Under the equity method, the investment in an associate or joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in Nokia’s share of net assets of the associate or joint venture since the acquisition date. Nokia’s share of profits and losses of associates and joint ventures is reflected in the consolidated income statement. Any change in other comprehensive income of associates and joint ventures is presented as part of Nokia’s other comprehensive income. Foreign currency translation Functional and presentation currency The consolidated financial statements are presented in euro, the functional and presentation currency of the Parent Company. The financial statements of all Group companies are measured using the functional currency, which is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies Transactions in foreign currencies are recorded at exchange rates prevailing at the date of the transaction. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. Monetary assets and liabilities denominated in foreign currency are translated at the exchange rates prevailing at the end of the reporting period. Foreign exchange gains and losses arising from monetary assets and liabilities as well as fair value changes of related hedging instruments are recognized in financial income and expenses. Foreign exchange gains and losses related to non-monetary non-current financial investments are included in the fair value measurement of these investments and recognized in other financial income. Foreign Group companies On consolidation, the assets and liabilities of foreign operations whose functional currency is other than euro are translated into euro at the exchange rates prevailing at the end of the reporting period. The income and expenses of these foreign operations are translated into euro at the average exchange rates for the reporting period. The exchange differences arising from translation for consolidation are recognized as translation differences in other comprehensive income. On disposal of a foreign operation, the cumulative amount of translation differences relating to that foreign operation is reclassified to profit or loss. 1.3. Use of estimates and critical accounting judgments The preparation of financial statements requires use of management judgment in selecting and applying accounting policies as well as making estimates and assumptions about the future. These judgments, estimates and assumptions may have a significant effect on the amounts recognized in the financial statements. The estimates and assumptions used in determining the carrying amounts of assets and liabilities are based on historical experience, expected outcomes and various other factors that were available when these financial statements were prepared, and they are believed to be reasonable under the circumstances. The estimates and assumptions are reviewed continually and revised if changes in circumstances occur, or as a result of new information. As estimates and assumptions inherently contain a varying degree of uncertainty, actual outcomes may differ resulting in adjustments to the carrying amounts of assets and liabilities in subsequent periods. The accounting matters listed below are determined to involve the most difficult, subjective or complex judgments, or are considered as major sources of estimation uncertainty that may have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year. Please refer to the specific notes for further information on the key accounting estimates and judgments. Key accounting estimates and judgments Note Judgment related to recognition of deferred tax assets 2.5. Income taxes Judgment related to classification of Submarine Networks as a discontinued operation 2.6. Discontinued operations Estimate of pension and other post-employment benefit obligations 3.4. Pensions and other post-employment benefits Judgment related to the determination and fair value measurement of intangible assets in business combination 6.2. Acquisitions 1.4. New and amended standards and interpretations On 1 January 2025, Nokia adopted the following amendments to the accounting standards issued by the IASB and endorsed by the EU: ▪ Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability The amendments had no material impact on the measurement, recognition or presentation of any items in Nokia’s consolidated financial statements for 2025. Nokia has not early adopted any new or amended standards or interpretations that have been issued but are not yet effective. The new and amended standards and interpretations issued by the IASB that are effective in future periods are not expected to have a material impact on the consolidated financial statements of Nokia when adopted, except for IFRS 18 Presentation and Disclosure in Financial Statements. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 205 Nokia in 2025

IFRS 18, which was published in April 2024 and will be effective for annual periods beginning on or after 1 January 2027, will replace IAS 1 Presentation of Financial Statements. The objective of IFRS 18 is to enhance the comparability of financial statements, particularly the income statement, between companies, improve the transparency and understandability of non-GAAP measures, and ensure useful disaggregation of information in the financial statements. To enable this, IFRS 18 introduces new requirements for presentation within the income statement, including specified totals and subtotals and classification of all income and expenses into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. Furthermore, the standard requires disclosure of newly defined management-defined performance measures and aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In conjunction with the issue of IFRS 18, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, including changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’. Even though IFRS 18 is not changing the recognition and measurement requirements, the standard is expected to significantly change how Nokia presents its consolidated financial statements, particularly the income statement, statement of cash flows, and notes to the financial statements. Nokia is currently assessing the impact the adoption will have on its consolidated financial statements. To date, the following potential impacts have been identified: ▪ Although the adoption of IFRS 18 will have no impact on its net profit, Nokia expects that grouping items of income and expenses in the income statement into the new categories will impact how operating profit is determined. Foreign exchange differences as well as interest income and expenses currently aggregated in financial income and expenses will need to be disaggregated, with some gains or losses to be presented within the operating category. Foreign exchange gains and losses as well as interest income and expenses will be classified in the category where the related income and expense from the underlying item is classified. ▪ The line items presented on the primary financial statements might change as a result of the application of the concept of “useful structured summary” and the enhanced principles on aggregation and disaggregation. Nokia does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the refined aggregation/disaggregation principles. ▪ New disclosures for management-defined performance measures (MPMs) will be added. In brief, an MPM refers to a subtotal of income and expenses an entity uses in its financial communications outside financial statements which has not been defined in IFRS Accounting Standards. To improve transparency around these measures, IFRS 18 requires entities to disclose information about all of its MPMs in a single note, including how the measure is calculated, how it provides useful information and a reconciliation to the most comparable subtotal specified by IFRS Accounting Standards. ▪ From the statement of cash flows perspective, the starting point for calculating cash flows from operating activities will change to operating profit. Additionally, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows. Nokia will apply IFRS 18 from its mandatory effective date of 1 January 2027. As retrospective application is required, the comparative information for 2025 and 2026 will be restated accordingly. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 206 Nokia in 2025

Section 2 Results for the year This section provides details of items presented in the income statement including disaggregation of net sales by region and customer type, results of Nokia’s operating segments, and information on operating expenses and other operating income. Additionally, this section contains details of financial income and expenses and income taxes, as well as the results of discontinued operations. The calculation of earnings per share is presented at the end of this section. 2.1. Net sales Accounting policies Nokia accounts for a contract with a customer when the contract has been approved in writing, which is generally when both parties are committed to perform their respective obligations, the rights, including payment terms, regarding the goods and services to be transferred can be identified, the contract has commercial substance, and collection of the consideration to which Nokia expects to be entitled is probable. Management considers only legally enforceable rights in evaluating the accounting for contracts with customers. As such, frame agreements that do not create legally enforceable rights and obligations are accounted for upon issuance of subsequent legally binding purchase orders under the frame agreements. A contract modification or a purchase order is accounted for as a separate contract if the scope of the contract increases by additional distinct goods or services, and the price of the contract increases by an amount that reflects the standalone selling price of those additional goods or services. If the additional goods or services are distinct but not sold at a standalone selling price, the contract modification is accounted for prospectively. If the additional goods or services are not distinct, the modification is accounted for through a cumulative catch-up adjustment. Nokia recognizes revenue from contracts with customers to reflect the transfer of promised goods and services to customers for amounts that reflect the consideration to which Nokia expects to be entitled in exchange for those goods and services. The consideration may include variable amounts, such as volume discounts and sales-based or usage-based royalties, which Nokia estimates based on the most likely amount. Nokia includes variable consideration into the transaction price only to the extent that it is highly probable that a significant revenue reversal will not occur. The transaction price also excludes amounts collected on behalf of third parties. If the timing of payments provides either the customer or Nokia with a significant benefit of financing, the transaction price is adjusted for the effect of financing and the related interest revenue or interest expense is presented separately from revenue. As a practical expedient, Nokia does not account for financing components if, at contract inception, the consideration is expected to be received within one year before or after the goods or services have been transferred to the customer. Nokia enters into contracts with customers consisting of any combination of hardware, services and intellectual property. Hardware and software sold by Nokia includes warranty, which can either be assurance-type for repair of defects and replacement of hardware recognized as a centralized warranty provision, or service-type for scope beyond the repair of defects or for a time period beyond the standard assurance-type warranty period and considered as a separate performance obligation within the context of the contract. The associated revenue recognized for such contracts depends on the nature of the underlying goods and services provided. The promised goods or services in the contract might include sale of goods, license of intellectual property and grant of options to purchase additional goods or services that may provide the customer with a material right. Nokia conducts an assessment at contract inception to determine which promised goods and services in a customer contract are distinct and accordingly identified as performance obligations. The standalone selling price of each performance obligation is determined by considering factors such as the price of the performance obligation if sold on a standalone basis and the expected cost of the performance obligation plus a reasonable margin when price references are not available. The portion of the transaction price allocated to each performance obligation is recognized when the revenue recognition criteria for that performance obligation have been met. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 207 Nokia in 2025

Nokia allocates the transaction price to each distinct performance obligation on the basis of their standalone selling prices, relative to the overall transaction price. If a standalone selling price is not observable, it is estimated. The transaction price may include a discount or a variable amount of consideration that is generally allocated proportionately to all performance obligations in the contract unless Nokia has observable evidence that the entire discount relates to only one or more, but not all, performance obligations in a contract. The amount of revenue recognized is the amount allocated to the satisfied performance obligation based on the relative standalone selling prices. A performance obligation may be satisfied at a point in time or over time. As described in Note 4.5. Trade receivables and other customer-related balances, Nokia presents its customer contracts in the statement of financial position as either a contract asset or a contract liability, depending on the relationship between Nokia’s performance and the customer’s payment for each individual contract. Sale of products Nokia manufactures and sells a range of networking equipment, covering the requirements of network operators. Revenue for these products is recognized when control of the products has transferred, the determination of which may require judgment. Typically, for standard equipment sales, control transfers upon delivery. For more complex solutions, control generally transfers upon acceptance. In some arrangements, mainly within the Submarine Networks business which is presented as a discontinued operation and was sold in 2024, Nokia’s performance does not create an asset with an alternative use and Nokia recognizes revenue over time using the output method, which faithfully depicts the manner in which the asset is transferred to the customer as well as Nokia’s enforceable rights to payment for the work completed to date, including margin. The output measure selected by Nokia for each contract may vary depending on the nature of the contract. Sale of services Nokia provides services related to the provision of networking equipment, ranging from managing a customer’s network and product maintenance services to network installation, integration and optimization. Revenue for each separate service performance obligation is recognized as or when the customer obtains the benefits of Nokia’s performance. Service revenue is recognized over time for managed and maintenance services, as in these cases Nokia performs throughout a fixed contract term and the customer simultaneously receives and consumes the benefits as Nokia performs. In some cases, Nokia performs services that are subject to customer acceptance where revenue is recognized when the customer acceptance is obtained. Sale of intellectual property licenses Nokia provides its customers with licenses to intellectual property (IP) owned by Nokia by granting software licenses and rights to benefit from Nokia’s IP in their products. When a software license is sold, revenue is recognized upon delivery or acceptance of the software, as Nokia has determined that each software release is distinct, and the license is granted for software as it exists when the control transfers to the customer. When Nokia grants customers a license to use IP owned by Nokia, the associated license fee revenue is recognized in accordance with the substance of the relevant agreements. In the majority of contracts, Nokia retains obligations to continue to develop and make available to the customer the latest IP in the licensed assets during the contract term, and therefore revenue is recognized on a straight-line basis over the period during which Nokia is expected to perform. Recognition of the revenue on a straight-line basis over the term of the license is considered the most faithful depiction of Nokia’s satisfaction of the performance obligation as the IP being licensed towards the customer includes new inventions patented by Nokia that are highly interdependent and interrelated and created through the course of continuous research and development (R&D) efforts that are relatively stable throughout the year. In some contracts, Nokia has no remaining obligations to perform after granting a license to the initial IP, and licensing fees are non-refundable. In these cases, revenue is recognized at the beginning of the license term. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 208 Nokia in 2025

Revenue disaggregation

Management has determined that Nokia's geographic areas are considered as the primary determinants to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Nokia's primary customer base consists of companies that operate on a country-specific or a regional basis. Although Nokia's technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to Net sales to external customers by region, the chief operating decision-maker, as described in Note 2.2. Segment information, also reviews Segment net sales by aggregated regions and Net sales by customer type disclosed in this note.

Each reportable segment, as described in Note 2.2. Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

Net sales to external customers by region

Net sales to external customers by region are based on the location of the customer, except for Nokia Technologies IPR and licensing net sales which are allocated to Europe.

EURm	2025	2024	2023
Americas	**6 985**	**6 276**	**6 779**
Latin America	784	895	1 046
North America	6 201	5 381	5 733
APAC	**4 639**	**4 549**	**6 436**
Greater China	913	1 134	1 303
India	1 534	1 373	2 842
Rest of APAC	2 192	2 042	2 291
EMEA	**8 265**	**8 395**	**7 923**
Europe	6 165	6 362	5 873
Middle East & Africa	2 100	2 033	2 050
Total	**19 889**	**19 220**	**21 138**

Segment net sales by region

EURm	2025	2024	2023
Network Infrastructure	**7 986**	**6 518**	**6 917**
Americas	3 688	2 726	2 813
APAC	1 648	1 426	1 580
EMEA	2 650	2 366	2 524
Cloud and Network Services[1]	**2 606**	**2 589**	**2 728**
Americas	1 120	1 153	1 263
APAC	529	517	511
EMEA	957	919	954
Mobile Networks[1]	**7 806**	**8 158**	**10 289**
Americas	2 182	2 396	2 661
APAC	2 464	2 593	4 322
EMEA	3 160	3 169	3 306
Nokia Technologies	**1 501**	**1 928**	**1 085**
Group Common and Other[2]	**(10)**	**27**	**119**
Total	**19 889**	**19 220**	**21 138**

(1) In 2025, Managed Services business was moved from Cloud and Network Services segment into Mobile Networks segment. Comparative financial information for 2024 and 2023 has been recast accordingly. Refer to Note 2.2. Segment information.
(2) Includes eliminations of inter-segment revenues.

Net sales by customer type

EURm	2025	2024	2023
Telecom providers	15 313	15 085	17 652
AI & Cloud and Mission Critical Enterprise & Defense	3 085	2 180	2 282
Licensees	1 501	1 928	1 085
Other[1]	(10)	27	119
Total	**19 889**	**19 220**	**21 138**

(1) In 2025, includes eliminations of inter-segment revenues, unallocated items and certain other items. In 2024 and 2023, includes net sales of Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from telecom providers and AI & Cloud and Mission Critical Enterprise & Defense.

Order backlog

At 31 December 2025, the aggregate amount of the transaction price allocated to partially or wholly unsatisfied performance obligations arising from fixed contractual commitments amounted to EUR 19.5 billion (EUR 20.0 billion in 2024). Management has estimated that these unsatisfied performance obligations will be recognized as revenue as follows:

	2025	2024
Within 1 year	57%	53%
2-3 years	28%	27%
More than 3 years	15%	20%
Total	**100%**	**100%**

The estimated timing of the satisfaction of these performance obligations is subject to change owing to factors beyond Nokia's control such as customer and network demand, market conditions and, in some cases, restrictions imposed by the weather or other factors impacting project logistics. Revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, due to changes in transaction price) was not material.

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

209 Nokia in 2025

2.2. Segment information Accounting policies Nokia has four operating and reportable segments for financial reporting purposes: (1) Network Infrastructure, (2) Cloud and Network Services, (3) Mobile Networks and (4) Nokia Technologies. In addition, Nokia provides net sales disclosure for the following business units within the Network Infrastructure segment: (i) Optical Networks, (ii) IP Networks and (iii) Fixed Networks. The President and CEO is the chief operating decision-maker monitoring the operating results of segments for the purpose of assessing performance and making decisions about resource allocation. Key financial performance measures of the segments comprise primarily net sales and segment operating profit. The evaluation of segment performance and allocation of resources is primarily based on segment operating profit which the management believes is the most relevant measure for this purpose. Segment operating profit excludes intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring-related charges and certain other items of income and expenses that may not be indicative of the business operating results. Accounting policies of the segments are the same as those for the Group except for the aforementioned items of income and expenses that are not allocated to the segments. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Segment descriptions Network Infrastructure The Network Infrastructure segment serves AI & Cloud customers, telecommunications providers and mission critical enterprises globally. It comprises the following business units: (i) Optical Networks, which provides optical transport networks for metro, regional and long-haul application; (ii) IP Networks, which provides IP routing and data center switching; (iii) Fixed Networks, which features solutions in fiber broadband, optical LAN, automation and AI, in-home Wi-Fi and related software solutions and professional services. On 28 February 2025, Nokia completed the acquisition of Infinera, a San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors. Nokia has reported the acquired business as part of its Optical Networks business unit in its Network Infrastructure segment as of the closing of the transaction. Refer to Note 6.2. Acquisitions for more information on the acquisition and its impact on Nokia’s financial position and performance. Cloud and Network Services Cloud and Network Services segment provides open, fully automated, and scalable software and solutions that accelerate the journey of telecom providers and AI & Cloud and mission critical enterprises to autonomous networks and new value creation. Cloud and Network Services segment invests in technologies that are critical to our customers’ growth: 5G core, secure autonomous networks, private wireless and industrial edge, and network APIs. Delivered in a secure, Software-as-a-Service first model, these solutions help customers capture the opportunities of digitalization, AI & Cloud. Mobile Networks The Mobile Networks segment creates products and services covering all mobile technology generations. Its portfolio includes products for radio access networks (RAN) and microwave radio (MWR) links for transport networks, and solutions for network management, as well as network planning, optimization, network deployment and technical support services. Nokia Technologies Nokia Technologies segment conducts cellular, multimedia and WiFi research and standardization, protects Nokia’s innovation by securing patents and managing Nokia’s patent portfolio and monetizes Nokia’s innovation through patent licensing. The majority of net sales and related costs and expenses attributable to licensing and patenting is recorded in Nokia Technologies, while each segment separately records its own research and development expenses. Group Common and Other Despite not being a reportable segment, Nokia also provides segment-level information for Group Common and Other. Group Common and Other includes certain corporate-level and centrally managed expenses and revenues. Radio Frequency Systems, which was managed as a separate entity, was included in Group Common and Other until it was substantially divested in 2024. Changes in reporting structure in 2025 In 2025, Nokia made the following changes to its reporting structure. Managed Services business was moved from Cloud and Network Services segment into Mobile Networks segment. The Managed Services business provides outsourced network management of multi-vendor RAN networks for operators. As the Cloud and Network Services segment is increasingly transitioning towards cloud-native software sales, “as-a-service” product offerings and helping customers to monetize networks through API's, Nokia believes that Managed Services is more aligned and fits better with its Mobile Networks segment. Comparative financial information has been recast accordingly. Nokia changed the presentation of gains and losses from venture fund investments, including the changes in fair value and the fund management fees, from selling, general and administrative expenses and other operating income to financial income. The comparative financial information for the Nokia Group, and Group Common and Other where the results of venture fund investments had previously been included, has been recast accordingly. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 210 Nokia in 2025

Segment results

EURm	Network Infrastructure[1]	Cloud and Network Services	Mobile Networks	Nokia Technologies	Group Common and Other	Eliminations and unallocated items[2]	Nokia Group
2025							
Net sales to external customers	7 980	2 606	7 800	1 501	17	(15)	**19 889**
Net sales to other segments	6	—	6	—	—	(12)	**—**
Cost of sales	(4 700)	(1 307)	(4 914)	—	(21)	(288)	**(11 230)**
Research and development expenses	(1 536)	(567)	(2 076)	(309)	(126)	(241)	**(4 855)**
Selling, general and administrative expenses	(985)	(421)	(687)	(149)	(243)	(588)	**(3 073)**
Other operating income and expenses	15	27	91	16	—	5	**154**
Operating profit/(loss)	**780**	**338**	**220**	**1 059**	**(373)**	**(1 139)**	**885**
Share of results of associated companies and joint ventures	8	—	8	3	—	—	**19**
Financial income and expenses							**11**
Profit before tax							**915**
Other segment items							
Depreciation and amortization	(206)	(64)	(346)	(40)	(18)	(445)	**(1 119)**
2024							
Net sales to external customers	6 517	2 588	8 154	1 928	33	—	**19 220**
Net sales to other segments	1	1	4	—	1	(7)	**—**
Cost of sales	(3 781)	(1 432)	(4 939)	(2)	(29)	(173)	**(10 356)**
Research and development expenses	(1 207)	(550)	(2 160)	(250)	(131)	(214)	**(4 512)**
Selling, general and administrative expenses	(815)	(444)	(756)	(163)	(227)	(467)	**(2 872)**
Other operating income and expenses	46	43	149	1	4	247	**490**
Operating profit/(loss)	**761**	**206**	**452**	**1 514**	**(349)**	**(614)**	**1 970**
Share of results of associated companies and joint ventures	—	7	1	(1)	—	—	**7**
Financial income and expenses							**114**
Profit before tax							**2 091**
Other segment items							
Depreciation and amortization	(167)	(67)	(377)	(32)	(16)	(314)	**(973)**
2023							
Net sales to external customers	6 919	2 727	10 283	1 085	124	—	**21 138**
Net sales to other segments	(2)	1	6	—	6	(11)	**—**
Cost of sales	(4 007)	(1 546)	(6 762)	—	(136)	(141)	**(12 592)**
Research and development expenses	(1 212)	(572)	(2 016)	(224)	(119)	(134)	**(4 277)**
Selling, general and administrative expenses	(775)	(466)	(850)	(140)	(201)	(431)	**(2 863)**
Other operating income and expenses	93	50	122	13	8	41	**327**
Operating profit/(loss)	**1 016**	**194**	**783**	**734**	**(318)**	**(676)**	**1 733**
Share of results of associated companies and joint ventures	—	7	(30)	12	—	(28)	**(39)**
Financial income and expenses							**(225)**
Profit before tax							**1 469**
Other segment items							
Depreciation and amortization	(171)	(74)	(373)	(39)	(14)	(341)	**(1 012)**

(1) In 2025, includes Optical Networks net sales of EUR 3 019 million (EUR 1 636 million in 2024 and EUR 1 942 million in 2023), IP Networks net sales of EUR 2 594 million (EUR 2 583 million in 2024 and EUR 2 606 million in 2023) and Fixed Networks net sales of EUR 2 373 million (EUR 2 299 million in 2024 and EUR 2 369 million in 2023).
(2) For details of unallocated items, refer to the Reconciliation of total segment financial information to the Group financial information table in this note.

211 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

Reconciliation of total segment financial information to the Group financial information

EURm	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit
2025						
Total segments[1]	**19 916**	**(10 942)**	**(4 614)**	**(2 485)**	**149**	**2 024**
Restructuring and associated charges	—	(148)	(137)	(191)	(2)	(478)
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(5)	(81)	(358)	—	(444)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(15)	(73)	—	—	—	(88)
Provision for contractual claims	—	(66)	—	—	—	(66)
Other[2]	(12)	4	(23)	(39)	7	(63)
Total reconciling items	**(27)**	**(288)**	**(241)**	**(588)**	**5**	**(1 139)**
Total Group	**19 889**	**(11 230)**	**(4 855)**	**(3 073)**	**154**	**885**
2024						
Total segments[1]	**19 227**	**(10 183)**	**(4 298)**	**(2 405)**	**243**	**2 584**
Restructuring and associated charges	—	(155)	(135)	(145)	(10)	(445)
Amortization of acquired intangible assets	—	—	(20)	(294)	—	(314)
Divestment of associates	—	—	—	—	190	190
Impairment and write-off of assets, net of reversals	—	(25)	(58)	(6)	—	(89)
Disposal of businesses	—	—	—	—	67	67
Other[2]	(7)	7	(1)	(22)	—	(23)
Total reconciling items	**(7)**	**(173)**	**(214)**	**(467)**	**247**	**(614)**
Total Group	**19 220**	**(10 356)**	**(4 512)**	**(2 872)**	**490**	**1 970**
2023						
Total segments[1]	**21 149**	**(12 451)**	**(4 143)**	**(2 432)**	**286**	**2 409**
Restructuring and associated charges	—	(151)	(61)	(138)	(6)	(356)
Amortization of acquired intangible assets	—	—	(49)	(292)	—	(341)
Other[2]	(11)	10	(24)	(1)	47	21
Total reconciling items	**(11)**	**(141)**	**(134)**	**(431)**	**41**	**(676)**
Total Group	**21 138**	**(12 592)**	**(4 277)**	**(2 863)**	**327**	**1 733**

(1) Segments' net sales and cost of sales include inter-segment net sales and cost of sales.
(2) Includes elimination of inter-segment net sales and cost of sales.

Information by geographies and customer concentration

Net sales to external customers by country

EURm	2025	2024	2023
Finland	1 615	2 060	1 192
United States	5 871	5 032	5 328
India	1 528	1 366	2 832
Great Britain	683	635	757
Other	10 192	10 127	11 029
Total	**19 889**	**19 220**	**21 138**

Net sales to external customers by country are based on the location of the customer, except for Nokia Technologies IPR and licensing net sales which are allocated to Finland.

Major customers

In 2025, 2024 and 2023 no single customer represented more than 10% of net sales.

Non-current assets by country

EURm	2025	2024
Finland	1 658	1 476
United States	5 736	4 493
France	1 504	1 647
Other	987	1 042
Total	**9 885**	**8 658**

Non-current assets consists of goodwill, other intangible assets, property, plant and equipment and right-of-use assets.

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• **Notes to the consolidated financial statements**
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

212 Nokia in 2025

2.3. Operating expenses and other operating income

Accounting policies

Nokia presents its income statement based on the function of expenses as it considers this to provide more relevant information about its financial performance. Information about the nature of expenses is provided in the notes. Certain items of income and expenses that Nokia considers to be related to its operating activities but not belonging to any specific functions, are presented as other operating income and expenses.

Government grants received as compensation for expenses incurred are recognized as a reduction of the related expenses except for certain non-recurring grants that are recognized as other operating income. Government grants received in the form of R&D tax credits are recognized as a reduction of R&D expenses if the tax credit relates to the R&D expenditures incurred by Nokia and the tax credit is reimbursed in cash by the government in cases where Nokia is not able to offset it against its income tax payable. R&D tax credits that do not meet both conditions are recognized as income tax benefit.

Operating expenses by nature

EURm	2025	2024	2023
Personnel expenses	7 831	7 563	7 294
Material and customer contract related expenses	8 609	7 660	9 947
Depreciation and amortization	1 119	973	1 012
IT services	370	370	388
Impairment charges	18	97	24
Other[1]	1 099	972	964
Total	**19 046**	**17 635**	**19 629**

(1) In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and 2023 have been recast accordingly.

Operating expenses include government grant income and R&D tax credits of EUR 186 million (EUR 160 million in 2024 and EUR 160 million in 2023) most of which have been recognized as a deduction against research and development expenses.

Other operating income[1]

EURm	2025	2024	2023
Gain on sale of property, plant and equipment	22	95	139
Gain on sale of associated companies	—	192	—
Gain on sale of businesses	—	70	29
Other	20	28	56
Total	**42**	**385**	**224**

(1) In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and 2023 have been recast accordingly.

Other operating expenses

EURm	2025	2024	2023
Changes in provisions	4	(8)	37
Expected credit losses on trade receivables[1]	45	122	(5)
Foreign exchange gains on hedging forecasted sales and purchases	81	23	94
Other	(18)	(32)	(23)
Total	**112**	**105**	**103**

(1) In 2024, includes a decrease in loss allowance of EUR 111 million related to credit-impaired trade receivables for which payments were received. Refer to Note 4.5. Trade receivables and other customer-related balances.

2.4. Financial income and expenses

Financial income

EURm	2025	2024	2023
Interest income on financial investments	134	269	199
Interest income on financing components of other contracts	17	31	21
Net interest income on defined benefit plans	203	176	188
(Losses)/gains from venture funds[1]	(66)	29	(72)
Other financial income[2][3]	(31)	(71)	18
Total	**257**	**434**	**354**

(1) In 2025, Nokia changed the presentation of gains and losses from venture fund investments from selling, general and administrative expenses and other operating income to financial income. The comparative amounts for 2024 and 2023 have been recast accordingly.
(2) In 2025, includes an expense of EUR 49 million (expense of EUR 5 million in 2024 and expense of EUR 2 million in 2023) due to a change in the fair value of the financial liability related to Nokia Shanghai Bell that was extinguished in 2025. Refer to Note 5.2. Financial assets and liabilities.
(3) In 2025, includes EUR 3 million (EUR 79 million in 2024 and EUR 0 million in 2023) fair value loss on equity investment in Vodafone Idea that was sold in April 2025.

Financial expenses

EURm	2025	2024	2023
Interest expense on interest-bearing liabilities	(141)	(209)	(201)
Interest expense on financing components of other contracts[1]	(43)	(86)	(126)
Interest expense on lease liabilities	(35)	(31)	(27)
Net fair value losses on hedged items under fair value hedge accounting	(31)	(13)	(93)
Net fair value gains on hedging instruments under fair value hedge accounting	34	10	89
Net foreign exchange gains/(losses)	2	16	(192)
Other financial expenses[2]	(32)	(7)	(29)
Total	**(246)**	**(320)**	**(579)**

(1) In 2025, includes EUR 22 million (EUR 63 million in 2024 and EUR 106 million in 2023) related to the sale of receivables.
(2) In 2025, there was no change in loss allowance (decrease in loss allowance of EUR 7 million in 2024 and increase in loss allowance of EUR 9 million in 2023) related to credit-impaired customers financing-related loan receivables.

213 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

2.5. Income taxes Accounting policies Income tax expense comprises current tax and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income, or directly in equity, in which case the related tax is recognized in other comprehensive income or equity, respectively. Current taxes are calculated based on the results of the Group companies in accordance with local tax laws and using tax rates that are enacted or substantively enacted at the reporting date. Corporate taxes withheld at the source of the income on behalf of Group companies are accounted for as income taxes when determined to represent a tax on net income. Deferred tax assets and liabilities are determined using the balance sheet liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. Deferred tax assets are assessed for realizability at each reporting date. When facts and circumstances indicate it is no longer probable that deferred tax assets will be utilized, adjustments are made as necessary. Deferred tax liabilities are recognized for taxable temporary differences, and for temporary differences that arise between the fair value and the tax base of identifiable net assets acquired in business combinations. Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred tax liabilities are recognized on taxable temporary differences associated with investments in subsidiaries, associates and joint arrangements, unless the timing of the reversal of the temporary difference is controlled by Nokia, and it is probable that the temporary difference will not reverse in the foreseeable future. Nokia applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. Deferred tax assets and deferred tax liabilities are measured using the enacted or substantively enacted tax rates at the reporting date that are expected to apply in the period when the asset is realized or the liability is settled. Deferred tax assets and liabilities are not discounted. Deferred tax assets and deferred tax liabilities are offset for presentation purposes when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or realize the assets and settle the liabilities simultaneously in each future period in which significant amounts of deferred tax liabilities or deferred tax assets are expected to be settled or recovered. Nokia periodically evaluates positions taken in tax returns in situations where applicable tax regulation is subject to interpretation. The amounts of current and deferred tax assets and liabilities are adjusted when it is considered probable, i.e. more likely than not, that certain tax positions may not be fully sustained upon review by tax authorities. The amounts recorded are based on the most likely amount or the expected value, depending on which method Nokia expects to better predict the resolution of the uncertainty, at each reporting date. Critical accounting judgment Nokia is subject to income taxes in the jurisdictions in which it operates. Judgment is required in determining current tax expense, uncertain tax positions, deferred tax assets and deferred tax liabilities; and the extent to which deferred tax assets can be recognized. Estimates related to the recoverability of deferred tax assets are based on forecast future taxable income and tax planning strategies. Based on these estimates and assumptions, at 31 December 2025, Nokia has EUR 21 918 million (EUR 21 853 million in 2024) of unused tax losses, unused tax credits and deductible temporary differences for which no deferred tax assets are recognized due to uncertainty of utilization. The majority of the unrecognized deferred tax assets relate to France. The utilization of deferred tax assets is dependent on future taxable profit in excess of the profit arising from the reversal of existing taxable temporary differences. The recognition of deferred tax assets is based on the assessment of whether it is probable that sufficient taxable profit will be available in the future to utilize the unused tax losses, unused tax credits and deductible temporary differences before the unused tax losses and unused tax credits expire. Recognition of deferred tax assets involves judgment regarding the future financial performance of the particular legal entity or tax group that has recognized the deferred tax asset. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 214 Nokia in 2025

Components of the income tax expense/benefit

EURm	2025	2024	2023
Current tax expense	(478)	(439)	(429)
Deferred tax benefit/(expense)	201	59	(391)
Total	**(277)**	**(380)**	**(820)**

Income tax reconciliation

Reconciliation of the difference between income tax computed at the statutory rate in Finland of 20% and income tax recognized in the income statement:

EURm	2025	2024	2023
Income tax expense at statutory rate	(183)	(418)	(294)
Permanent differences	51	149	146
Non-creditable withholding taxes	(39)	(44)	(38)
Income taxes for prior years	1	10	23
Effect of different tax rates of subsidiaries operating in other jurisdictions	(28)	(46)	(143)
Effect of deferred tax assets not recognized[1]	(58)	(44)	(533)
Benefit arising from previously unrecognized deferred tax assets	14	81	25
Net increase in uncertain tax positions	(23)	(29)	(15)
Change in income tax rates	(52)	(27)	32
Income taxes on undistributed earnings	40	(12)	(23)
Total	**(277)**	**(380)**	**(820)**

(1) In 2023, Nokia recognized a deferred tax expense and a decrease in deferred tax assets of EUR 0.4 billion due to an internal transaction related to an operating model change that led to a remeasurement of deferred tax assets in Finland and the United States.

Income tax liabilities and assets include a net liability of EUR 318 million (EUR 207 million in 2024) relating to uncertain tax positions with inherently uncertain timing of cash outflows.

Prior period income tax returns for certain Group companies are under examination by local tax authorities. Nokia has ongoing tax investigations in various jurisdictions, including Australia, Brazil, China, France, India, Kenya, Mexico and United States. Nokia's business and investments, especially in emerging market countries, may be subject to uncertainties, including unfavorable or unpredictable tax treatment. Management judgment and a degree of estimation are required in determining the tax expense or benefit. Even though management does not expect that any significant additional taxes in excess of those already provided for will arise as a result of these examinations, the outcome or actual cost of settlement may vary materially from estimates.

Deferred tax assets and liabilities

Deferred tax assets and liabilities relate to the following:

	2025			2024		
EURm	Deferred tax assets	Deferred tax liabilities	Net balance	Deferred tax assets	Deferred tax liabilities	Net balance
Tax losses carried forward and unused tax credits	1 034	—		1 019	—	
Undistributed earnings	—	(167)		—	(213)	
Intangible assets and property, plant and equipment	2 968	(294)		2 957	(152)	
Right-of-use assets	—	(194)		—	(131)	
Defined benefit pension assets	—	(1 913)		—	(2 106)	
Other non-current assets	20	(12)		24	(17)	
Inventories	198	(5)		148	(12)	
Other current assets	128	(37)		160	(69)	
Lease liabilities	188	—		137	—	
Defined benefit pension and other post-employment liabilities	781	—		917	—	
Other non-current liabilities	7	(1)		8	—	
Provisions	330	(47)		254	(75)	
Other current liabilities	335	(84)		287	(106)	
Other temporary differences	39	(23)		34	(27)	
Total before netting	**6 028**	**(2 777)**	**3 251**	**5 945**	**(2 908)**	**3 037**
Netting of deferred tax assets and liabilities	(2 385)	2 385	—	(2 346)	2 346	—
Total after netting	**3 643**	**(392)**	**3 251**	**3 599**	**(562)**	**3 037**

Nokia has undistributed earnings of EUR 433 million (EUR 377 million in 2024) for which a deferred tax liability has not been recognized as these earnings will not be distributed in the foreseeable future.

The Finnish Government announced changes to the corporate income tax regime that could see the corporate income tax rate reduce from 20% to 18% starting from 1 January 2027. On the date of issuing the financial statements, the legislation has not yet been enacted or substantively enacted. If the legislative change is enacted as proposed, the change in the corporate income tax rate would decrease Nokia's net deferred tax assets approximately by EUR 300 million resulting in corresponding impact on income tax expense. The estimated impact of the proposed change is based on temporary differences recognized at 31 December 2025.

Nokia continues to monitor the legislative process and will reflect the impact of the tax rate change in the period in which it becomes substantively enacted.

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• **Notes to the consolidated financial statements**
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

215 Nokia in 2025

Movements in the net deferred tax balance during the year:

EURm	2025	2024	2023
1 January	**3 037**	**3 148**	**3 502**
Recognized in income statement, continuing operations	201	59	(391)
Recognized in income statement, discontinued operations	—	—	(3)
Recognized in other comprehensive income	(21)	(77)	51
Acquisitions through business combinations[(1)]	45	2	—
Disposals	—	(75)	—
Other	—	—	(3)
Translation differences	(11)	(20)	(8)
31 December	**3 251**	**3 037**	**3 148**

(1) In 2025, acquisitions through business combinations relates to the acquisition of Infinera. For more information, refer to Note 6.2. Acquisitions.

In addition, at 31 December 2025, Nokia has unrecognized deferred tax assets of which the majority relate to France. These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

The amount of temporary differences, tax losses carried forward and tax credits for which no deferred tax asset was recognized due to uncertainty of utilization:

EURm	2025	2024
Temporary differences	2 071	1 810
Tax losses carried forward	19 530	19 770
Tax credits	317	273
Total	**21 918**	**21 853**

Expiry of tax losses carried forward and unused tax credits:

	2025			2024		
EURm	Recognized	Unrecognized	Total	Recognized	Unrecognized	Total
Tax losses carried forward						
Within 10 years	1 372	924	2 296	1 356	1 022	2 378
Thereafter	50	83	133	74	—	74
No expiry	1 870	18 523	20 393	1 972	18 748	20 720
Total	**3 292**	**19 530**	**22 822**	**3 402**	**19 770**	**23 172**
Tax credits						
Within 10 years	130	295	425	126	254	380
Thereafter	167	9	176	45	4	49
No expiry	122	13	135	153	15	168
Total	**419**	**317**	**736**	**324**	**273**	**597**

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment. As the majority of the recognized deferred tax assets relates to Finland, Nokia has considered the following factors in the assessment:

- The recent years' cumulative accounting and taxable profit in Finland;
- Expectations regarding future financial performance in Finland; and
- The relevant attributes underlying the deferred tax assets are generally not subject to expiry.

Nokia has established the pattern of material taxable and accounting profits in Finland and continued to recognize deferred tax assets related to Finland. In its assessment, Nokia has not applied any cut-off period, other than expiry under the relevant tax legislation. A significant portion of the tax attributes for which the deferred tax assets relate to are indefinite in nature and available fully against future Finnish tax liabilities. Due to the non-expiry of these assets, the sensitivity of future profit projections affects mainly the period over which the deferred tax assets are expected to be utilized. Nokia will continue to monitor the above factors related to Finland, including in particular its actual profit record, in upcoming periods.

Income tax related to items of other comprehensive income

	2025			2024			2023		
EURm	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Remeasurements of defined benefit plans	(24)	7	(17)	408	(85)	323	(343)	61	(282)
Translation differences	(1 627)	(3)	(1 630)	537	8	545	(535)	7	(528)
Net investment hedges	111	(22)	89	(40)	8	(32)	135	(27)	108
Cash flow and other hedges	1	—	1	21	(3)	18	(61)	10	(51)
Financial assets at fair value through other comprehensive	9	(2)	7	19	(5)	14	10	—	10
Other increase/(decrease), net	7	(1)	6	3	—	3	(4)	—	(4)
Total	**(1 523)**	**(21)**	**(1 544)**	**948**	**(77)**	**871**	**(798)**	**51**	**(747)**

OECD Pillar Two model rules

Nokia is within the scope of the OECD Pillar Two model rules, which introduced a global minimum tax rate of 15% per jurisdiction. Pillar Two legislation has been enacted in Finland, the jurisdiction in which Nokia is incorporated, and is effective from 1 January 2024.

Nokia has performed an analysis of the impact of the Pillar Two legislation and based on this analysis, in 2025, the impact on income tax expense is immaterial. The main elements of this analysis were the following:

- Current understanding of the interpretation of the rules.
- Applicability of the safe harbors provided for in the Pillar Two legislation.
- Analysis and calculations of potential income tax expense in respect of jurisdictions not meeting safe harbor tests.

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

216 Nokia in 2025

2.6. Discontinued operations

Accounting policies

Non-current assets or disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets or disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets classified as held for sale, or included in a disposal group classified as held for sale, are not depreciated or amortized.

Discontinued operation is reported when a component of Nokia, comprising operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes from the rest of Nokia, has been disposed of or is classified as held for sale, and that component represents a major line of business or geographical area of operations or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Profit or loss from discontinued operations is reported separately from income and expenses from continuing operations in the consolidated income statement, with prior periods presented on a comparative basis. Intra-group revenues and expenses between continuing and discontinued operations are eliminated.

In June 2024, Nokia entered into an agreement to sell its wholly owned subsidiary Alcatel Submarine Networks (ASN) to the French State. As a result, Nokia classified the assets and liabilities of ASN as held for sale and recorded an impairment loss of EUR 514 million on the measurement of ASN's net assets to fair value less costs to sell. Concurrently, the Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, was classified as a discontinued operation.

The sale was completed on 31 December 2024. Upon completion, Nokia recorded a gain of EUR 29 million related to the sale and received a cash consideration of EUR 98 million from the sale. In 2025, Nokia recorded an additional gain on sale of EUR 22 million related to purchase price adjustments and ASN meeting certain financial targets, and received an additional cash consideration from the sale amounting to EUR 40 million.

Nokia retained a 20% shareholding in ASN with board representation to ensure a smooth transition until targeted exit, at which point it is planned for the French State to acquire Nokia's remaining interest. Nokia accounts for its remaining interest in ASN as an investment in an associated company.

Critical accounting judgment

Nokia classified its non-core standalone Submarine Networks business, a global provider of submarine communication networks, as held-for-sale and a discontinued operation following the announcement of its sale on 27 June 2024. For financial reporting purposes the Submarine Networks business had been a separate cash-generating unit within the Network Infrastructure reportable segment. Judgment was applied in determining that the Submarine Networks business is a component of Nokia that represents a separate major line of business which should be presented as a discontinued operation.

Results of discontinued operations

EURm	2025	2024	2023
Net sales	**—**	**1 059**	**1 120**
Expenses	—	(989)	(1 090)
Operating profit	**—**	**70**	**30**
Financial income and expenses	—	(7)	5
Impairment loss recognized on the remeasurement to fair value less costs to sell	—	(514)	—
Gain on sale	22	29	—
Profit/(loss) from discontinued operations before tax	**22**	**(422)**	**35**
Income tax expense	—	(5)	(5)
Profit/(loss) from discontinued operations[(1)]	**22**	**(427)**	**30**

(1) Profit/loss from discontinued operations is attributable to the equity holders of the parent in its entirety.

Cash flows from discontinued operations

EURm	2025	2024	2023
Net cash flows from/(used in) operating activities	—	193	(44)
Net cash flows from/(used in) investing activities[(1)]	40	(188)	(59)
Net cash flows used in financing activities	—	(18)	(14)
Net cash flows from/(used in) discontinued operations	**40**	**(13)**	**(117)**

(1) Cash proceeds from the disposal of the Submarine Networks business, net of cash disposed of, are included in net cash flows from/used in investing activities of discontinued operations.

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Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

Reconciliation of gain on sale of Submarine Networks business

EURm	31 December 2024
Cash proceeds	98
Deferred cash consideration	30
Total consideration	**128**
Carrying amount of net assets on disposal	(170)
Cumulative other comprehensive income	64
Transaction costs	(25)
Fair value of retained interest in associate	32
Gain on sale before tax	**29**
Income tax	—
Gain on sale after tax	**29**

Carrying amount of assets and liabilities on disposal

EURm	31 December 2024
ASSETS	
Property, plant and equipment	102
Deferred tax assets	80
Inventories	147
Trade receivables	99
Contract assets	293
Other current financial and firm commitment assets	98
Other assets	89
Cash and cash equivalents	227
Total assets	**1 135**
LIABILITIES	
Lease liabilities	36
Provisions	46
Other financial and firm commitment liabilities	50
Trade payables	93
Contract liabilities	347
Accrued expenses related to customer projects	184
Other liabilities	209
Total liabilities	**965**
Net assets on disposal	**170**

2.7. Earnings per share

Accounting policies

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the parent by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by adjusting the profit or loss attributable to equity holders of the parent, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares. Potential ordinary shares are excluded from the calculation of diluted earnings per share when they are determined to be antidilutive.

EURm	2025	2024	2023
Profit or loss attributable to equity holders of the parent			
Continuing operations	629	1 704	635
Discontinued operations	22	(427)	30
Profit for the year	651	1 277	665

Number of shares (000s)			
Weighted average number of shares outstanding	**5 415 876**	**5 475 817**	**5 549 468**
Effect of potentially dilutive shares			
Performance shares	12 905	1 118	8 190
Restricted shares and other[1]	74 001	53 668	28 265
Total effect of potentially dilutive shares	**86 906**	**54 786**	**36 455**
Adjusted weighted average number of shares	**5 502 782**	**5 530 603**	**5 585 923**

(1) Includes the matching shares related to the employee share purchase plan.

Earnings per share, EUR			
Basic earnings per share			
Continuing operations	0.12	0.31	0.11
Discontinued operations	0.00	(0.08)	0.01
Profit for the year	0.12	0.23	0.12
Diluted earnings per share			
Continuing operations	0.11	0.31	0.11
Discontinued operations	0.00	(0.08)	0.01
Profit for the year	0.12	0.23	0.12

218 Nokia in 2025

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Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• **Notes to the consolidated financial statements**
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

Section 3

Compensation and benefits

This section provides information on Nokia's employee benefits including remuneration of the management and Board of Directors. Employee benefits comprise salaries and wages, short-term cash incentives and share-based payments, as well as post-employment benefits in accordance with the local conditions and practices in the countries in which Nokia operates.

Information about the remuneration of the President and CEO and Board of Directors is provided in compliance with Finnish Accounting Standards.

3.1. Summary of personnel expenses

EURm	2025	2024	2023
Salaries and wages[(1)]	6 269	6 163	5 859
Pensions and other post-employment benefits			
Defined contribution plans	261	242	249
Defined benefit plans[(2)]	167	157	155
Share-based payments	337	239	201
Social security costs	797	762	830
Total	**7 831**	**7 563**	**7 294**

(1) Includes termination benefits.
(2) Excludes amounts presented in financial income, refer to Note 3.4. Pensions and other post-employment benefits.

Average number of employees

Number of employees	2025	2024	2023
Continued Operations	78 005	78 434	84 795
Discontinued Operations	—	1 927	1 894
Total	**78 005**	**80 361**	**86 689**

3.2. Remuneration of key management

Remuneration of the Group Leadership Team

The amounts below represent each member's time on the Group Leadership Team.

EURm	2025	2024	2023
Short-term benefits	22	14	13
Post-employment benefits[(1)]	1	1	1
Share-based payments	17	12	13
Termination benefits[(2)]	13	4	—
Total	**53**	**31**	**27**

(1) The members of the Group Leadership Team participate in the local retirement programs applicable to employees in the country where they reside.
(2) Includes both termination payments and payments made under exceptional contractual arrangements for lapsed equity awards.

Remuneration of the President and CEO

	2025		2024	2023
EUR	Justin Hotard, from 1 April	Pekka Lundmark, until 31 March	Pekka Lundmark	Pekka Lundmark
Base salary	1 057 875	352 625	1 410 500	1 322 750
Cash incentive payments	1 703 840	567 947	1 824 834	1 079 695
Share-based payment expenses[(1)]	3 907 501	979 128	3 117 360	5 041 885
Pension expenses	490 275	39 291	310 937	422 274
Other benefits[(2)]	3 584 877	5 239 650	55 044	95 756
Total	**10 744 368**	**7 178 641**	**6 718 675**	**7 962 360**

(1) Represents the expense for all outstanding equity grants recorded during the year.
(2) Other benefits consist of on-boarding and exit agreement benefits, and certain fringe benefits.

Termination terms of President and CEO's service agreement
The President and CEO, Justin Hotard, may terminate the service agreement with 12 months' notice, receiving salary and benefits during the notice period or a lump sum equivalent, plus any incentives vesting during the notice. As a general rule, unvested equity awards are forfeited unless the Board decides otherwise. If termination occurs due to Nokia's material breach of the agreement, the notice period may be reduced to two months, and the CEO is entitled to severance equal to 12 months' compensation including the notice period. In addition, all his equity incentives vest, subject to any applicable performance criteria, prorated until the expiry of the agreement.

Nokia may terminate for cause without notice, with no additional pay and forfeiture of unvested equity awards. For termination without cause, the CEO receives 12 months' compensation (incl. benefits and short-term incentives), with unvested equity awards forfeited after the termination of the agreement unless the Board decides otherwise. If termination occurs within three months before or six months after a change of control, the notice period may be reduced to three months and the CEO receives 12 months' remuneration and all his equity incentives vest subject to performance and time proration until the expiry of the agreement.

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• **Notes to the consolidated financial statements**
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

219 Nokia in 2025

Remuneration of the Board of Directors

The annual remuneration paid to the members of the Board of Directors, as decided by the Annual General Meetings in the respective years:

	2025			2024			2023		
	Annual fee[1] EUR	Meeting fees[2] EUR	Shares received[3] number	Annual fee[1] EUR	Meeting fees[2] EUR	Shares received[3] number	Annual fee[1] EUR	Meeting fees[2] EUR	Shares received[3] number
Sari Baldauf, Chair [4][5]	465 000	10 000	41 478	465 000	10 000	52 993	465 000	10 000	47 427
Timo Ihamuotila, Vice Chair[5]	220 000	9 000	19 624	—	—	—	—	—	—
Søren Skou	—	2 000	—	220 000	14 000	25 072	225 000	14 000	22 948
Timo Ahopelto[4][6]	210 000	10 000	18 732	210 000	10 000	23 932	210 000	10 000	21 418
Bruce Brown	—	—	—	—	—	—	—	5 000	—
Elizabeth Crain[4][5]	220 000	12 000	19 624	220 000	12 000	25 072	215 000	15 000	21 928
Thomas Dannenfeldt[4][7]	245 000	14 000	21 854	240 000	14 000	27 351	230 000	9 000	23 458
Pernille Erenbjerg[7]	200 000	—	17 840	—	—	—	—	—	—
Lisa Hook[5][7]	210 000	12 000	18 732	210 000	14 000	23 932	200 000	17 000	20 399
Jeanette Horan	—	—	—	—	—	—	210 000	10 000	21 418
Edward Kozel	—	—	—	—	—	—	—	5 000	—
Mike McNamara [6][7]	210 000	14 000	18 732	210 000	14 000	23 932	—	—	—
Thomas Saueressig[6]	195 000	14 000	17 394	195 000	14 000	22 223	195 000	14 000	19 889
Carla Smits-Nusteling	—	2 000	—	215 000	9 000	24 502	215 000	14 000	21 928
Kai Öistämö[5][6]	215 000	10 000	19 178	205 000	10 000	23 362	205 000	10 000	20 908
Total	**2 390 000**	**109 000**		**2 390 000**	**121 000**		**2 370 000**	**133 000**	

(1) Annual fees consist of Board member fees and Committee chair and member fees.
(2) Meeting fees include all meeting fees paid during the reported year.
(3) Approximately 40% of each Board member's annual compensation is paid in Nokia shares purchased from the market, and the remaining approximately 60% is paid in cash.
(4) Annual fees in 2025 include EUR 30 000 for Thomas Dannenfeldt as Chair and EUR 15 000 for Timo Ahopelto, Sari Baldauf and Elizabeth Crain as members of the Personnel Committee.
(5) Annual fees in 2025 include EUR 20 000 for Elizabeth Crain as Chair and EUR 10 000 for Sari Baldauf, Lisa Hook, Timo Ihamuotila, and Kai Öistämö as members of the Strategy Committee.
(6) Annual fees in 2025 include EUR 20 000 for Kai Öistämö as Chair and EUR 10 000 for Timo Ahopelto, Mike McNamara and Thomas Saueressig as members of the Technology Committee.
(7) Annual fees in 2025 include EUR 30 000 for Thomas Dannenfeldt as Chair and EUR 15 000 for Pernille Erenbjerg, Lisa Hook and Mike McNamara as members of the Audit Committee.

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Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

3.3. Share-based payments

Accounting policies

Nokia offers three types of global share-based compensation plans for employees: performance shares, restricted shares and the employee share purchase plan. All plans are equity-settled.

Employee services received and the corresponding increase in equity are measured by reference to the fair value of the equity instruments at the grant date, excluding the impact of any non-market vesting conditions. Plans that apply tranched vesting are accounted for under the graded vesting model. Share-based compensation plans are generally conditional on continued employment as well as the fulfillment of any performance conditions specified in the award terms. Until the Nokia shares are delivered, the participants do not have any shareholder rights, such as voting or dividend rights, associated with the shares. The share grants are generally forfeited if the employment relationship with Nokia terminates prior to vesting. Share-based compensation is recognized as an expense over the relevant service periods.

Share-based payment expense

In 2025, the share-based payment expense recognized in the income statement for continuing operations for all share-based compensation plans amounted to EUR 337 million (EUR 239 million in 2024 and EUR 201 million in 2023).

Performance shares

In 2025, Nokia had outstanding performance shares from grants made in 2022, 2023, 2024 and 2025. Grants made for performance shares are targeted on a limited basis to senior level employees and executives.

Performance share plans at 31 December 2025:

Plan	Performance shares outstanding at target	Confirmed payout (% of target)	Performance period	Settlement year
2022	—	0%	2022-2024	2025/2026
2023	12 529 600	110%	2023–2025	2026/2027
2024	17 534 756	—	2024–2026	2027/2028
2025	10 681 505	—	2025–2027	2028/2029

The 2022 Performance share grants have a three-year vesting period where Nokia's actual total shareholder return (ATSR) is compared to the target total shareholder return to determine the number of Nokia shares that will be delivered at settlement. The 2022 Performance share grants do not include a minimum payout guarantee.

The 2023 Performance share grants apply the ATSR performance metric to two-thirds of the grant. For the remaining one-third of the granted shares, the metrics are either a service condition alone or a relative total shareholder return (RTSR). RTSR grants measure Nokia's share performance against its peer group companies where minimum payout for this metric requires Nokia to be at least in the 25th percentile when compared with the peer group.

The 2024 and 2025 Performance share grants apply the performance metrics to two-thirds of the grant. For the remaining one-third of the granted shares, the metrics are either a service condition or performance metrics. The performance metrics of the 2024 and 2025 Performance share grants are 50% RTSR, 40% Cumulative EPS targets adjusted for non-recurring events, and 10% carbon emissions targets.

Restricted shares

In 2025, there were outstanding restricted shares from grants made in 2022, 2023, 2024 and 2025. Nokia grants restricted shares to selected employees as the primary method of equity compensation. Restricted shares are Nokia shares that will be delivered to eligible participants at a future point in time, subject to the fulfillment of predetermined service conditions. Restricted shares will either vest on the third anniversary of the award or follow a tranche vesting schedule whereby each plan vests in one or more tranches determined at the award date.

The restricted share grants are generally forfeited if the employment relationship with Nokia terminates prior to vesting of the applicable tranche or tranches.

Employee share purchase plan

Nokia offers a voluntary Employee Share Purchase Plan (ESPP) to its employees. Participating employees make contributions from their net salary to purchase Nokia shares on a monthly basis during a 12-month savings period. Nokia delivers one matching share for every two purchased shares the employee holds at the end of the plan cycle. In 2025, 5 578 417 matching shares were issued as a settlement to the participants of the ESPP 2024 (7 455 343 matching shares issued under the 2023 Plan in 2024, and 6 726 190 matching shares issued under the 2022 Plan in 2023).

NOKIA

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Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

221 Nokia in 2025

Share-based payment plans by instrument

	Performance shares		Restricted shares	
	Number of shares outstanding at target	Weighted average grant date fair value (EUR)	Number of shares outstanding	Weighted average grant date fair value (EUR)
1 January 2023	**63 747 848**		**54 527 628**	
Granted	15 207 400	3.10	45 322 400	3.36
Forfeited	(3 916 744)		(1 998 801)	
Vested[1]	(31 691 700)		(3 175 287)	
31 December 2023	**43 346 804**		**94 675 940**	
Granted	19 202 484	3.65	57 602 936	3.48
Forfeited	(3 589 329)		(5 471 235)	
Vested[1]	(15 223 017)		(23 834 342)	
31 December 2024	**43 736 942**		**122 973 299**	
Granted[2]	10 818 188	4.73	97 037 127	4.37
Forfeited	(2 803 610)		(7 901 371)	
Vested[1]	(11 005 659)		(62 570 770)	
31 December 2025	**40 745 861**		**149 538 285**	

(1) Vested performance shares at target are to be multiplied by the confirmed payout (% of target) to calculate the total number of Nokia shares settled.
(2) Number of granted restricted shares includes 39.4 million replacement share awards granted as part of the acquisition of Infinera. For more information on the replacement awards as part of the purchase consideration, refer to Note 6.2. Acquisitions.

Estimation of grant date fair values

Plan	Grant date fair value
ATSR	Estimated considering the dividend-adjusted Nokia share price at the end of the performance period of the plan and the target payout levels set for the plan.
RTSR	Estimated considering a combination of the dividend-adjusted Nokia share price compared with benchmark companies' share prices at the end of the performance period of the plan and the target payout levels set for the plan.
Restricted Shares	Estimated using the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period.

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Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

3.4. Pensions and other post-employment benefits

Accounting policies

Nokia has various post-employment plans in accordance with the local conditions and practices in the countries in which it operates. Nokia's defined benefit plans comprise pension schemes as well as other benefit plans providing post-employment healthcare and life insurance coverage to certain employee groups. Defined benefit plans expose Nokia to various risks such as investment risk, interest rate risk, life expectancy risk, and regulatory/compliance risk. The characteristics and extent of these risks vary depending on the legal, fiscal and economic requirements in each country as well as the impact of global events. The plans are generally funded through payments to insurance companies or contributions to trustee-administered funds as determined by periodic actuarial calculations.

The costs of defined benefit plans are assessed using the projected unit credit method. The defined benefit obligation is measured as the present value of the estimated future cash outflows using interest rates on high-quality corporate bonds or government bonds with maturities most closely matching expected payouts of benefits. The plan assets are measured at fair value at the reporting date. Qualifying insurance contracts included within pension plan assets are measured at fair value based upon the actuarial valuation of the underlying insured liability. The liability or asset recognized in the statement of financial position is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets adjusted for effects of any asset ceiling.

Actuarial valuations for defined benefit plans are performed annually or when a material plan amendment, curtailment or settlement occurs. Service cost related to employees' service in the current period and past service cost resulting from plan amendments and curtailments, as well as gains and losses on settlements, are presented in cost of sales, research and development expenses or selling, general and administrative expenses. Net interest and pension plan administration costs that are not considered in determining the return on plan assets are presented in financial income and expenses. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling and the return on plan assets, excluding amounts recognized in net interest, are recognized in other comprehensive income. Remeasurements are not reclassified to profit or loss in subsequent periods.

In a defined contribution plan, Nokia's legal or constructive obligation is limited to the amount that it agrees to contribute to the plan. Nokia's contributions to defined contribution plans, multi-employer and insured plans are recognized in the income statement in the period to which the contributions relate. If a pension plan is funded through an insurance contract where Nokia does not retain any legal or constructive obligations, the plan is treated as a defined contribution plan. All arrangements that do not fulfill these conditions are considered defined benefit plans.

Defined benefit plans

Nokia's most significant defined benefit plans are in the United States, Germany, and the United Kingdom. Together, they account for 91% of Nokia's total defined benefit obligation (92% in 2024) and 89% of Nokia's total fair value of plan assets (91% in 2024).

Summary of defined benefit balances at 31 December

EURm	Defined benefit obligation	Fair value of plan assets	Effects of asset ceiling	Net defined benefit balance
2025				
United States, Pension	(8 971)	13 748	—	4 777
United States, OPEB	(1 228)	600	—	(628)
Germany	(1 891)	1 292	—	(599)
United Kingdom	(494)	697	—	203
Other	(1 209)	1 978	(89)	680
Total	**(13 793)**	**18 315**	**(89)**	**4 433**
2024				
United States, Pension	(10 688)	16 188	—	5 500
United States, OPEB	(1 393)	701	—	(692)
Germany	(1 959)	1 240	—	(719)
United Kingdom	(529)	736	—	207
Other	(1 220)	1 858	(85)	553
Total	**(15 789)**	**20 723**	**(85)**	**4 849**

Funded status of defined benefit obligation:

EURm	2025	2024
Wholly funded	10 834	12 665
Partly funded	2 142	2 252
Unfunded	817	872
Total	**13 793**	**15 789**

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Contents

Business overview

Corporate governance

Board review

Financial statements

Consolidated financial statements

• **Notes to the consolidated financial statements**

Parent Company financial statements

Notes to the Parent Company financial statements

Other information

United States Nokia has significant defined benefit pension plans and a significant post-employment welfare benefit plan (OPEB) providing post-employment healthcare benefits and life insurance coverage in the United States. Defined Benefit Pension Plans The defined benefit pension plans include both traditional service-based programs and cash-balance plans. Salaried, non-union-represented employees are covered by a cash-balance program. All other legacy programs, including legacy service-based programs, were frozen by 31 December 2009. For former employees who, when actively employed, were represented by a union, Nokia maintained two defined benefit pension plans, both of which are traditional service-based programs. On 31 December 2021, these two plans were merged. On 31 December 2025, the remaining service-based plan for former union-represented employees was merged into the service-based plan for non-union-represented employees. Other Post-Employment Benefit Plan The other post-employment benefit plan provides welfare benefits for certain retired former employees. Pursuant to an agreement with the Communications Workers of America (CWA) and the International Brotherhood of Electrical Workers (IBEW) unions, Nokia provides post-employment healthcare benefits and life insurance coverage for employees formerly represented by these two unions. That agreement was renewed in 2020, and the contract expires on 31 December 2027. On 1 October 2024, Nokia transferred investment management operations for US Pension, OPEB and 401(k) assets to Mercer Investments LLC in an Outsourced Investment Management (OCIO) transaction. Germany Nokia maintains two primary plans in Germany which cover the majority of active employees: the cash-balance plan Beitragsorientierter Altersversorgungs Plan (BAP) for the Group’s Nokia employees and a similar cash-balance program (AVK Basis-/Matchingkonto) for the Group’s former Alcatel-Lucent employees. Individual benefits are generally dependent on eligible compensation levels, ranking within the Group and years of service. These plans are partially funded defined benefit pension plans, the benefits being subject to a minimum return guaranteed by the Group. The funding vehicle for the BAP is the NSN Pension Trust e.V. The trust is legally separate from the Group and manages the plan assets in accordance with the respective trust agreements. All other plans have been frozen or closed in prior years and replaced by the cash-balance plans. Benefits are paid in annual installments, as monthly retirement pension, or as a lump sum on retirement in an amount equal to accrued pensions and guaranteed interest. United Kingdom Nokia maintains one primary plan in the UK, “Nokia Retirement Plan for former NSN & ALU employees”, which is the result of the 2019 merger of the legacy Nokia plan where the plan was merged and members’ benefits were transferred to the legacy Alcatel-Lucent plan. The combined plan consists of both money purchase sections with Guaranteed Minimum Pension (GMP) underpin and final salary sections. All final salary sections are closed to future benefit accrual: the legacy Nokia plan closed on 30 April 2012 and the legacy Alcatel-Lucent plan on 30 April 2018. Individual benefits for final salary sections are dependent on eligible compensation levels and years of service. For the money purchase sections with GMP underpin, individual benefits are dependent on the greater of the value of GMP at retirement date and the pension value resulting from the individual’s invested funds. Nokia engages the services of an external trustee service provider to manage all investments for the combined pension plan. During 2024, Nokia completed a risk transfer buy-out in the amount of EUR 178 million, with insurer Aviva, for certain beneficiaries whose liability was covered by an existing insurance agreement. In June 2025, the UK Government announced it would legislate a remedy for affected defined benefit pension schemes, with regard to the implications of the ruling by the High Court in June 2023, and the dismissal of appeal by the Court of Appeal in July 2024, in the case of Virgin Media Limited v NTL Pension Trustees II Ltd. Nokia’s UK Pension Trustee awaits further developments that may impact this position from pending cases in UK courts that are expected in 2026. As of 31 December 2025, management has not identified any benefit uncertainties for which the potential impact would need to be considered. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 224 Nokia in 2025

Movements in the defined benefit obligation, fair value of plan assets and the impact of the asset ceiling limitation for the years ended 31 December

Defined benefit obligation

	2025				2024			
EURm	United States pension	United States OPEB	Other pension	Total	United States pension	United States OPEB	Other pension	Total
1 January	**(10 688)**	**(1 393)**	**(3 708)**	**(15 789)**	**(11 325)**	**(1 471)**	**(4 072)**	**(16 868)**
Current service cost	(80)	—	(59)	(139)	(86)	—	(62)	(148)
Interest expense	(483)	(66)	(134)	(683)	(509)	(67)	(142)	(718)
Past service cost	(6)	—	(22)	(28)	(12)	—	7	(5)
Settlements[1]	—	—	—	—	—	—	178	178
Total	(569)	(66)	(215)	(850)	(607)	(67)	(19)	(693)
Remeasurements:								
(Loss)/gain from change in demographic assumptions	—	—	(2)	(2)	114	17	32	163
(Loss)/gain from change in financial assumptions	(217)	(31)	148	(100)	463	62	88	613
Experience gain/(loss)	48	(10)	(6)	32	94	27	(13)	108
Total	(169)	(41)	140	(70)	671	106	107	884
Translation differences	1 227	161	62	1 450	(664)	(87)	(32)	(783)
Contributions from plan participants	—	(78)	(4)	(82)	—	(76)	(4)	(80)
Benefits paid	1 228	200	215	1 643	1 237	212	272	1 721
Acquisitions through business combinations	—	—	(84)	(84)	—	—	—	—
Other	—	(11)	—	(11)	—	(10)	40	30
Total	2 455	272	189	2 916	573	39	276	888
31 December	**(8 971)**	**(1 228)**	**(3 594)**	**(13 793)**	**(10 688)**	**(1 393)**	**(3 708)**	**(15 789)**
Weighted average duration of the defined benefit obligation (in years)	7.3	8.0	9.5	7.9	9.1	10.3	10.1	9.5

(1) In 2024, the settlement relates to the transfer of a liability in the amount of EUR 178 million to insurer Aviva as part of a buy-out transaction in the UK.

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Fair value of plan assets

EURm	2025 United States pension	2025 United States OPEB	2025 Other pension	2025 Total	2024 United States pension	2024 United States OPEB	2024 Other pension	2024 Total
1 January	**16 188**	**701**	**3 834**	**20 723**	**16 285**	**675**	**3 954**	**20 914**
Interest income	743	32	138	913	755	30	133	918
Administrative expenses and interest on asset ceiling	(21)	—	(5)	(26)	(18)	—	(5)	(23)
Settlements[1]	—	—	—	—	—	—	(183)	(183)
Total	722	32	133	887	737	30	(55)	712
Remeasurements:								
Return on plan assets, excluding amounts included in interest income	(65)	28	85	48	(576)	50	44	(482)
Total	(65)	28	85	48	(576)	50	44	(482)
Translation differences	(1 859)	(79)	(47)	(1 985)	990	41	41	1 072
Contributions:								
Employers	25	4	26	55	27	3	25	55
Plan participants	—	78	4	82	—	76	4	80
Benefits paid	(1 228)	(200)	(143)	(1 571)	(1 237)	(212)	(179)	(1 628)
Acquisitions through business combinations	—	—	73	73	—	—	—	—
Section 420 transfer[2]	(35)	35	—	—	(38)	38	—	—
Other	—	1	2	3	—	—	—	—
Total	(3 097)	(161)	(85)	(3 343)	(258)	(54)	(109)	(421)
31 December	**13 748**	**600**	**3 967**	**18 315**	**16 188**	**701**	**3 834**	**20 723**

(1) In 2024, the settlement primarily relates to transfer of assets in the amount of EUR 178 million to insurer Aviva as part of a buy-out transaction in the UK.
(2) Refer to the Future cash flows section below for description of Section 420 transfers.

The impact of the asset ceiling limitation

EURm	2025 United States pension	2025 United States OPEB	2025 Other pension	2025 Total	2024 United States pension	2024 United States OPEB	2024 Other pension	2024 Total
1 January	**—**	**—**	**(85)**	**(85)**	**—**	**—**	**(87)**	**(87)**
Interest expense	—	—	(1)	(1)	—	—	(1)	(1)
Remeasurements:								
Change in asset ceiling, excluding amounts included in interest expense	—	—	(2)	(2)	—	—	6	6
Translation differences	—	—	(1)	(1)	—	—	(3)	(3)
31 December	**—**	**—**	**(89)**	**(89)**	**—**	**—**	**(85)**	**(85)**

Net balances

EURm	2025 United States pension	2025 United States OPEB	2025 Other pension	2025 Total	2024 United States pension	2024 United States OPEB	2024 Other pension	2024 Total
31 December	**4 777**	**(628)**	**284**	**4 433**	**5 500**	**(692)**	**41**	**4 849**
Consisting of:								
Net pension assets	4 993	—	1 387	6 380	5 749	—	1 183	6 932
Net pension liabilities	(216)	(628)	(1 103)	(1 947)	(249)	(692)	(1 142)	(2 083)

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Recognized in the income statement[1]

EURm	2025	2024	2023
Current service cost[2]	139	148	157
Past service cost[2]	28	5	6
Net interest[3]	(203)	(176)	(187)
Settlements[2]	—	5	(7)
Total	**(36)**	**(18)**	**(31)**

(1) In 2024 and 2023, amounts comprise both continuing and discontinued operations.
(2) Amounts related to continuing operations are presented in operating expenses within the income statement.
(3) Amounts related to continuing operations are presented in financial income within the income statement.

Recognized in other comprehensive income

EURm	2025	2024	2023
Return on plan assets, excluding amounts included in interest income	48	(482)	(76)
(Loss)/gain from change in demographic assumptions	(2)	163	55
(Loss)/gain from change in financial assumptions	(100)	613	(301)
Experience gain/(loss)	32	108	(26)
Change in asset ceiling, excluding amounts included in interest expense	(2)	6	5
Total	**(24)**	**408**	**(343)**

Actuarial assumptions and sensitivity analysis

Actuarial assumptions

The discount rates and mortality tables used for the significant plans:

	Discount rate		Mortality table
	2025	2024	2025
United States[1]	5.0%	5.3%	Pri-2012 w/MP-2020 Mortality projection scale
Germany	3.9%	3.4%	Heubeck 2018G
United Kingdom[2]	5.7%	5.6%	CMI 2023
Total weighted average for all countries	4.8%	4.9%	

(1) Mortality tables remain unchanged in the US. 2024 and 2025 mortality assumption includes an adjustment based upon actual experience.
(2) Mortality tables for United Kingdom have been adjusted with 1.5% long-term rate of improvement.

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country.

The principal actuarial weighted average assumptions used for determining the defined benefit obligation and sensitivity of the defined benefit obligation to changes in these assumptions:

	2025	2024	Change in assumption	Increase in assumption[1] EURm	Decrease in assumption[1] EURm
Discount rate for determining present values	4.8%	4.9%	1.0%	990	(1 154)
Pension growth rate	2.1%	2.1%	1.0%	(206)	167
Inflation rate	2.3%	2.0%	1.0%	(222)	203
Life expectancy	87-88 yrs	86-88 yrs	1 year	(555)	524

(1) Positive movement indicates a reduction in the defined benefit obligation; a negative movement indicates an increase in the defined benefit obligation.

Sensitivity analysis

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation is calculated using the projected unit credit method. The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant and may not be representative of the actual impact of changes. If more than one assumption is changed simultaneously, the combined impact of changes would not necessarily be the same as the sum of the individual changes. If the assumptions change to a different level compared with that presented, the effect on the defined benefit obligation may not be linear. Increases and decreases in the principal assumptions, which are used in determining the defined benefit obligation, do not have a symmetrical effect on the defined benefit obligation primarily due to the compound interest effect created when determining the net present value of the future benefit.

Key source of estimation uncertainty

The determination of pension and other post-employment benefit obligations and expenses for defined benefit plans is dependent on a number of estimates and assumptions, including the discount rate, future mortality rate, annual rate of increase in future compensation levels, and healthcare costs trend rates and usage of services in the United States where the majority of Nokia's post-employment healthcare plans are maintained. Changes in assumptions and actuarial estimates may materially affect the benefit obligation, future expense and future cash flow.

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Investment strategies

The overall pension investment objective of Nokia is to preserve or enhance the defined benefit pension plans' funded status through the implementation of an investment strategy that maximizes return within the context of minimizing funded status risk. In formulating the asset allocation for the plans, multiple factors are considered, including, but not limited to, the long-term risk and return expectations for a variety of asset classes as well as current and multi-year projections of the defined benefit pension plans' demographics, benefit payments, contributions and funded status. Local trustee boards are responsible for conducting Asset-Liability Management (ALM) studies, when appropriate; overseeing the investment of plan assets; and monitoring and managing associated risks under company oversight and in accordance with local law. The results of the ALM framework are implemented on a plan level.

Nokia's pension investment managers may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market risk. The performance and risk profile of investments is regularly monitored on a standalone basis as well as in the broader portfolio context. One risk is a decline in the plan's funded status as a result of the adverse performance of plan assets and/or defined benefit obligations. The application of the ALM study focuses on minimizing such risks.

United States plan assets

The majority of Nokia's United States pension plan assets are held in a master pension trust. The OPEB plan assets are held in two separate trusts. The Pension & Benefits Investment Committee formally approves the target asset allocation following the proposal by Nokia's OCIO provider. The overall United States pension plan asset portfolio, at 31 December 2025, reflects a balance of investments split of approximately 63% insurance contracts, 32% short-term investments and 5% other assets.

In November 2025, the Group entered into a buy-in transaction with a third party insurer to de-risk EUR 8.9 billion of pension exposure in the US defined benefit pension scheme. The transaction was fully funded from existing assets with no additional employer contributions required. Nokia retains the pension liability, however this transaction transfers certain investment and longevity risks to the insurer, enhancing the stability of the funding status and protection of Nokia US pension plan member benefits further securing the plan's ability to meet its future liabilities to plan participants. The recognition of the insurance policy as a qualifying plan asset resulted in a gain of approximately EUR 236 million recognized in other comprehensive income.

Disaggregation of plan assets

	2025				2024			
EURm	Quoted	Unquoted	Total	% of total assets	Quoted	Unquoted	Total	% of total assets
Equity securities	1 097	—	1 097	6%	1 055	—	1 055	5%
Fixed income securities	2 101	145	2 246	13%	14 721	142	14 863	72%
Insurance contracts[1]	—	9 211	9 211	50%	—	648	648	3%
Real estate	—	528	528	3%	—	860	860	4%
Short-term investments	4 801	—	4 801	26%	945	—	945	5%
Private equity and other	106	326	432	2%	103	2 249	2 352	11%
Total	**8 105**	**10 210**	**18 315**	**100%**	**16 824**	**3 899**	**20 723**	**100%**

(1) In 2025, insurance contracts include a EUR 8.7 billion qualifying insurance contract related to the US buy-in transaction.

Most short-term investments including cash, equities and fixed-income securities have quoted market prices in active markets. Equity securities represent investments in equity funds and direct investments, which have quoted market prices in an active market. Fixed income securities represent direct investments in government and corporate bonds, as well as investments in bond funds, which have quoted market prices in an active market. Insurance contracts are customary pension insurance contracts structured under domestic law in the respective countries. Real estate investments are investments in commercial properties or real estate funds, which invest in a diverse range of real estate properties. Private equity and other investments include investments in private equity limited partnerships and absolute return investments in hedge funds.

Short-term investments are liquid assets or cash, which are being held for a short period of time, with the primary purpose of controlling the tactical asset allocation. Private equity net asset values (NAVs) are determined by the asset managers based on inputs such as operating results, discounted future cash flows and market-based comparable data. Assets invested in alternative asset classes such as private equity, real estate and absolute return are measured using latest available valuations provided by the asset managers, reviewed by Nokia and adjusted for subsequent cash flows.

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Future cash flows

Contributions

Group contributions to the pension and other post-employment benefit plans are made to facilitate future benefit payments to plan participants. The funding policy is to meet minimum funding requirements as set forth in the employee benefit and tax laws, as well as any such additional amounts as Nokia may determine appropriate. Contributions are made to benefit plans for the sole benefit of plan participants. Employer contributions expected to be paid in 2026 total EUR 54 million.

United States

Funding methods

Funding requirements for the United States qualified defined benefit pension plan is determined by the applicable statutes, namely the Employee Retirement Income Security Act of 1974 (ERISA), the Internal Revenue Code of 1986, and regulations issued by the Internal Revenue Service (IRS). In determining funding requirements, ERISA allows assets to be either fair value or an average value over a period of time; and liabilities to be based on spot interest rates or average interest rates over a period of time. For the non-represented and formerly represented defined benefit pension plan, Nokia does not foresee any future funding requirement for regulatory funding purposes, given the plan asset allocation and the level of assets compared to liabilities.

Post-employment healthcare benefits for both non-represented and formerly union represented retirees are capped for those who retired after 28 February 1990. The benefit obligation associated with this group of retirees is 96% of the total United States retiree healthcare obligation at 31 December 2025. The US government's Medicare program is the primary payer for those aged 65 and older.

Section 420 transfers

Section 420 of the U.S. Internal Revenue Code (Section 420) allows for the transfer of pension assets in excess of specified thresholds above the plan's funding obligation (excess pension assets) to a retiree health benefits account, a retiree life insurance account, or both, maintained within the pension plan and to use the assets in such accounts to pay for, or to reimburse the employer for the cost of providing applicable health or life insurance benefits, each as defined in Section 420, for retired employees, and with respect to health benefits, their spouses and dependents. Employers making such transfers are required to continue to provide healthcare benefits or life insurance coverage, as the case may be, for a certain period of time (cost maintenance period) at levels prescribed by regulations. Pursuant to Section 420, Nokia has transferred EUR 35 million during 2025 (EUR 38 million in 2024). Section 420 is currently set to expire on 31 December 2032.

Benefit payments

The following table summarizes expected benefit payments from the defined benefit pension plans and other post-employment benefit plans until 2035. Actual benefit payments may differ from expected benefit payments.

	US Pension			US OPEB		Other countries	Total
EURm	Management	Occupational	Supplemental plans	Formerly union represented	Non-union represented		
2026	1 057	—	23	41	55	344	1 520
2027	990	—	23	38	55	315	1 421
2028	928	—	22	77	55	320	1 402
2029	868	—	21	70	55	436	1 450
2030	812	—	20	63	56	348	1 299
2031–2035	3 288	—	86	230	272	1 826	5 702

Benefits are paid from plan assets where there is sufficient funding available to the plan to cover the benefit obligation. Any payments in excess of the plan assets are paid directly by Nokia. Direct benefit payments expected to be paid in 2026 total EUR 103 million.

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Section 4 Operating assets and liabilities This section provides detailed information on Nokia’s assets and liabilities related to its operating activities, such as tangible and intangible fixed assets, leases, inventories, trade receivables and other customer related balances, and provisions. 4.1. Goodwill and intangible assets Accounting policies Intangible assets acquired separately are measured on initial recognition at cost. Internally generated intangibles, except for development costs that may be capitalized, are expensed as incurred. Development costs are capitalized only if Nokia has the technical feasibility to complete the asset; has an ability and intention to use or sell the asset; can demonstrate that the asset will generate future economic benefits; has resources available to complete the asset; and has the ability to measure reliably the expenditure during development. The useful life of Nokia’s intangible assets, other than goodwill, is finite. Following initial recognition, finite intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Intangible assets are amortized over their useful lives, generally three years to twelve years, using the straight-line method, which is considered to best reflect the pattern in which the asset’s future economic benefits are expected to be consumed. Depending on the nature of the intangible asset, the amortization charges for continuing operations are included in cost of sales, research and development expenses or selling, general and administrative expenses. Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the related business combination and that reflect the lowest level at which goodwill is monitored for internal management purposes. A cash-generating unit, as determined for the purposes of Nokia’s goodwill impairment testing, is the smallest group of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The carrying values of the groups of cash-generating units include their share of relevant corporate assets allocated to them on a reasonable and consistent basis. When the composition of one or more groups of cash-generating units to which goodwill has been allocated is changed, the goodwill is reallocated based on the relative value of the affected groups of cash-generating units. Nokia tests the carrying value of goodwill for impairment annually. In addition, Nokia assesses the recoverability of the carrying value of goodwill and intangible assets if events or changes in circumstances indicate that the carrying value may be impaired. Factors that Nokia considers when it reviews indications of impairment include, but are not limited to, underperformance of the asset relative to its historical or projected future results, significant changes in the manner of using the asset or the strategy for the overall business, and significant negative industry or economic trends. Nokia conducts its impairment testing by determining the recoverable amount for an asset, a cash-generating unit or groups of cash-generating units. The recoverable amount of an asset, a cash-generating unit or groups of cash-generating units is the higher of its fair value less costs of disposal and its value-in-use. The recoverable amount is compared to the asset’s, cash-generating unit’s or groups of cash-generating units’ carrying value. If the recoverable amount for the asset, cash-generating unit or groups of cash-generating units is less than its carrying value, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are presented in cost of sales, research and development expenses or selling, general and administrative expenses, except for impairment losses on goodwill, which are presented in other operating expenses. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 230 Nokia in 2025

EURm	Goodwill	Intangible assets	Total
2025			
Acquisition cost at 1 January	6 873	9 793	16 666
Additions	—	161	161
Acquisitions through business combinations[(1)]	833	1 111	1 944
Disposals and retirements	—	(14)	(14)
Translation differences	(596)	(607)	(1 203)
Acquisition cost at 31 December	**7 110**	**10 444**	**17 554**
Accumulated amortization and impairment charges at 1 January	(1 137)	(8 991)	(10 128)
Amortization	—	(521)	(521)
Impairment	—	(18)	(18)
Disposals and retirements	—	12	12
Translation differences	23	473	496
Accumulated amortization and impairment charges at 31 December	**(1 114)**	**(9 045)**	**(10 159)**
Net book value at 1 January	5 736	802	6 538
Net book value at 31 December	**5 996**	**1 399**	**7 395**
2024			
Acquisition cost at 1 January	6 629	9 893	16 522
Additions	—	97	97
Acquisitions through business combinations	33	—	33
Assets held for sale	(38)	(170)	(208)
Disposals and retirements	(11)	(282)	(293)
Translation differences	260	255	515
Acquisition cost at 31 December	**6 873**	**9 793**	**16 666**
Accumulated amortization and impairment charges at 1 January	(1 125)	(8 807)	(9 932)
Amortization	—	(390)	(390)
Assets held for sale	—	165	165
Disposals and retirements	—	278	278
Translation differences	(12)	(237)	(249)
Accumulated amortization and impairment charges at 31 December	**(1 137)**	**(8 991)**	**(10 128)**
Net book value at 1 January	5 504	1 086	6 590
Net book value at 31 December	**5 736**	**802**	**6 538**

(1) In 2025, acquisitions through business combinations relates to the acquisition of Infinera. For more information, refer to Note 6.2. Acquisitions.

Net book value of intangible assets by type of asset

EURm	2025	2024
Customer relationships	548	317
Patents and licenses	341	304
Technologies and IPR&D	269	12
Tradenames and other	98	51
Intangible assets under construction	143	118
Total	**1 399**	**802**

Weighted average remaining amortization period

Years	31 December 2025
Customer relationships	11
Patents and licenses	7
Technologies and IPR&D	3
Tradenames and other	2

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231 Nokia in 2025

Goodwill

Nokia has allocated goodwill to its operating segments corresponding to groups of cash-generating units (CGUs) that are expected to benefit from goodwill. Refer to Note 2.2. Segment information.

Allocation of goodwill

The following table presents the allocation of goodwill to groups of CGUs at 31 December:

EURm	2025	2024
Network Infrastructure	3 323	2 831
Cloud and Network Services[1]	440	559
Mobile Networks[1]	2 233	2 346

(1) In 2025, includes EUR 79 million of goodwill reallocation from Cloud and Network Services to Mobile Networks related to the transfer of Managed Services

Recoverable amounts

The recoverable amounts of the groups of CGUs in 2025 were based on value-in-use that was determined using a discounted cash flow calculation. The cash flow projections approved by management were based on financial plans covering a forecast period of five years that reflects management's expectations of recovery from the market-driven mid-term decrease in sales and market cyclicality, especially in the Mobile Networks segment and accelerated growth in Network Infrastructure segment, followed by a five-year period that then converge to the steady state cash flow projection modelled in the terminal year. The terminal growth rate assumptions do not exceed long-term average growth rates for the industries and economies in which the groups of CGUs operate.

The discount rates reflect current assessments of the time value of money and relevant market risk premiums considering risks and uncertainties for which the future cash flow estimates have not been adjusted. Discounted cash flow projections are based on post-tax cash flows and post-tax discount rates, which do not materially differ from the pre-tax basis discounted cash flow projections.

Terminal growth rate and post-tax discount rate applied in the impairment test for the groups of CGUs:

	Terminal growth rate		Post-tax discount rate	
Key assumption %	2025	2024	2025	2024
Network Infrastructure	2.0%	1.5%	9.5%	9.4%
Cloud and Network Services	1.0%	1.5%	7.6%	8.0%
Mobile Networks	1.0%	1.0%	7.8%	8.4%

Other key variables in future cash flow projections include assumptions on estimated sales growth, gross margin and operating margin. Sales growth and gross margin assumptions reflect management expectations of addressable market growth, market share and competitive position, as well as Nokia's strategy and long-term business outlook. Gross margin and operating margin assumptions include the impact of the ongoing efficiency, investment discipline and cost savings initiatives, which are expected to reduce cost base and increase operational leverage throughout the operating segments.

The results of the impairment testing indicate adequate headroom for each group of CGUs in 2025.

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4.2. Property, plant and equipment

Accounting policies

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and constructions	
Buildings and constructions	20–33 years
Light buildings and constructions	3–20 years
Machinery and equipment	
Production machinery and measuring and test equipment	1–10 years
Other machinery and equipment	3–10 years

Land and water areas are not depreciated.

Maintenance, repairs and renewals are generally expensed in the period in which they are incurred. However, major renovations are capitalized and included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to Nokia. Major renovations are depreciated over the remaining useful life of the related asset. Leasehold improvements are depreciated over the shorter of the lease term and the useful life. Gains and losses on the disposal of property, plant and equipment are included in other operating income or expenses.

EURm	Land, buildings and constructions	Machinery, equipment and other	Assets under construction	Total
2025				
Acquisition cost at 1 January	946	3 390	126	4 462
Additions	11	205	244	460
Acquisitions through business combinations	24	123	94	241
Reclassifications	47	75	(122)	—
Disposals and retirements	(50)	(148)	(4)	(202)
Translation differences	(88)	(95)	(19)	(202)
Acquisition cost at 31 December	**890**	**3 550**	**319**	**4 759**
Accumulated depreciation at 1 January	(518)	(2 582)	—	(3 100)
Depreciation	(57)	(326)	—	(383)
Disposals and retirements	42	143	—	185
Translation differences	57	52	—	109
Accumulated depreciation at 31 December	**(476)**	**(2 713)**	**—**	**(3 189)**
Net book value at 1 January	428	808	126	1 362
Net book value at 31 December	**414**	**837**	**319**	**1 570**
2024				
Acquisition cost at 1 January	1 434	3 547	167	5 148
Additions	22	230	115	367
Reclassifications	50	55	(105)	—
Disposals and retirements	(51)	(199)	(4)	(254)
Assets held for sale	(548)	(306)	(50)	(904)
Translation differences	39	63	3	105
Acquisition cost at 31 December	**946**	**3 390**	**126**	**4 462**
Accumulated depreciation at 1 January	(569)	(2 628)	—	(3 197)
Depreciation	(80)	(321)	—	(401)
Impairment	(55)	—	—	(55)
Disposals and retirements	40	190	—	230
Assets held for sale	171	223	—	394
Translation differences	(25)	(46)	—	(71)
Accumulated depreciation at 31 December	**(518)**	**(2 582)**	**—**	**(3 100)**
Net book value at 1 January	865	919	167	1 951
Net book value at 31 December	**428**	**808**	**126**	**1 362**

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233 Nokia in 2025

4.3. Leases

Accounting policies

In the majority of its lease agreements, Nokia is acting as a lessee. Nokia's leased assets relate mostly to commercial and industrial properties such as R&D, production and office facilities. Nokia also leases vehicles provided as employee benefits and service vehicles. There are only minor lease contracts, mainly concerning subleases of vacant leasehold or freehold facilities, where Nokia is acting as a lessor.

As a lessee, Nokia recognizes a right-of-use asset and a lease liability at the commencement date of the lease. Right-of-use assets are measured at cost less accumulated depreciation and impairment losses, and adjusted for any remeasurements of the lease liabilities. Right-of-use assets are depreciated on a straight-line basis over the lease term as follows:

Buildings	3–22 years
Other	3–5 years

Lease liabilities are initially measured at the present value of the lease payments made over the lease term. Nokia uses its incremental borrowing rate to calculate the present value as the interest rate implicit in the lease is not readily determinable. Subsequently, lease liabilities are measured on an amortized cost basis using the effective interest method. In addition, lease liabilities are remeasured if there is a lease modification, a change in the lease term or a change in the future lease payments. The interest component of the lease payments is recognized as interest expense in financial expenses.

Nokia applies practical expedients whereby the payments for short-term leases and leases of low-value assets are recognized as an operating expense on a straight-line basis over the lease term. In addition, Nokia does not separate certain non-lease components from lease components but instead accounts for each lease component and associated non-lease component as a single lease component.

Right-of-use assets

EURm	Buildings	Other	Total
2025			
Acquisition cost at 1 January	1 422	286	1 708
Additions[(1)]	280	83	363
Acquisitions through business combinations	57	—	57
Retirements	(50)	(59)	(109)
Translation differences	(76)	(9)	(85)
Acquisition cost at 31 December	**1 633**	**301**	**1 934**
Accumulated depreciation at 1 January	(813)	(137)	(950)
Depreciation	(133)	(82)	(215)
Retirements	50	55	105
Translation differences	42	4	46
Accumulated depreciation at 31 December	**(854)**	**(160)**	**(1 014)**
Net book value at 1 January	609	149	758
Net book value at 31 December	**779**	**141**	**920**
2024			
Acquisition cost at 1 January	1 434	275	1 709
Additions[(1)]	36	95	131
Assets held for sale	(25)	(47)	(72)
Retirements	(48)	(38)	(86)
Translation differences	25	1	26
Acquisition cost at 31 December	**1 422**	**286**	**1 708**
Accumulated depreciation at 1 January	(677)	(126)	(803)
Depreciation	(135)	(88)	(223)
Impairment	(43)	—	(43)
Assets held for sale	4	40	44
Retirements	48	38	86
Translation differences	(10)	(1)	(11)
Accumulated depreciation at 31 December	**(813)**	**(137)**	**(950)**
Net book value at 1 January	757	149	906
Net book value at 31 December	**609**	**149**	**758**

(1) Additions comprise new lease contracts as well as modifications and remeasurements of existing lease contracts.

Amounts recognized in the income statement

EURm	2025	2024	2023
Depreciation of right-of-use assets[(1)]	(215)	(223)	(216)
Interest expense on lease liabilities[(1)]	(35)	(33)	(28)
Impairment charges, net of reversals	—	(43)	2
Total	**(250)**	**(299)**	**(242)**

(1) In 2024 and 2023, amounts comprise both continuing and discontinued operations.

Amounts recognized in the income statement presented above exclude expenses relating to short-term leases and leases of low-value assets and income from subleasing right-of-use assets as these are immaterial.

Amounts reported in the statement of cash flows

EURm	2025	2024	2023
Payment of principal portion of lease liabilities[(1)]	(221)	(233)	(239)
Interest paid on lease liabilities[(1)]	(35)	(33)	(28)
Total	**(256)**	**(266)**	**(267)**

(1) In 2024 and 2023, amounts comprise both continuing and discontinued operations.

Amounts reported in the statement of cash flows exclude payments for short-term leases and leases of low-value assets.

The maturity analysis of lease liabilities is presented in Note 5.4. Financial risk management. Commitments related to future lease contracts are presented in Note 6.1. Commitments, contingencies and legal proceedings.

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Corporate governance
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• **Notes to the consolidated financial statements**
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Notes to the Parent Company financial statements
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4.4. Inventories

Accounting policies

Inventories are measured at the lower of cost and net realizable value. Cost is determined using standard cost, which approximates actual cost on a first-in first-out (FIFO) basis. In addition to the cost of materials and direct labor, an appropriate proportion of production overheads is allocated to the cost of inventory. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Contract work in progress comprises costs incurred to date for customer contracts where the contractual performance obligations are not yet satisfied. Contract work in progress will be recognized as cost of sales when the corresponding revenue is recognized.

EURm	2025	2024
Raw materials and semi-finished goods	583	708
Finished goods	1 088	930
Contract work in progress	538	525
Total	**2 209**	**2 163**

Inventories recognized as an expense during the year in respect of continuing operations was EUR 5 728 million in 2025 (EUR 5 050 million in 2024 and EUR 7 115 million in 2023).

During the year write-downs of inventories to net realizable value totaled EUR 142 million (EUR 259 million in 2024 and EUR 287 million in 2023) and reversals of previous inventory write-downs totaled EUR 41 million (EUR 54 million in 2024 and EUR 88 million in 2023). The write-downs and reversals of previous write-downs have been included in cost of sales. Previous write-downs have been reversed primarily as a result of changes in estimated customer demand.

The amount of inventories expected to be recovered after more than 12 months was EUR 561 million at 31 December 2025 (EUR 464 million in 2024).

4.5. Trade receivables and other customer-related balances

Accounting policies

Customer contracts

Nokia presents its customer contracts in the statement of financial position as either a contract asset or a contract liability, depending on the relationship between Nokia's performance and the customer's payment for each individual contract. On a net basis, a contract asset position represents where Nokia has performed by transferring goods or services to a customer before the customer has provided the associated consideration or before payment is due. Conversely, a contract liability position represents where a customer has paid consideration or payment is due, but Nokia has not yet transferred goods or services to the customer. Contract assets presented in the statement of financial position are current in nature while contract liabilities can be either current or non-current.

Invoices are generally issued as control transfers and/or as services are rendered. Invoiced receivables represent an unconditional right to receive the consideration and only the passage of time is required before the consideration is received. Invoiced receivables are presented separately from contract assets as trade receivables in the statement of financial position. Trade receivables may be converted to customer loan receivables in certain cases where extended payment terms are requested. From time to time Nokia may also extend loans to other third parties and these loans are accounted for similarly as customer loan receivables. Nokia sells trade receivables and customer loan receivables to various financial institutions primarily without recourse in the normal course of business, in order to manage credit risk and working capital cycle.

The business model for managing trade receivables and customer loan receivables is holding receivables to collect contractual cash flows and selling receivables. Trade receivables and customer loan receivables are initially recognized and subsequently remeasured at fair value using the discounted cash flow method.

The changes in fair value are recognized in the fair value reserve through other comprehensive income. Interest calculated using the effective interest method as well as foreign exchange gains and losses are recognized in financial income and expenses.

Discounts without performance obligations presented on the statement of financial position in other current liabilities relate to discounts given to customers which will be executable upon satisfying specific criteria. As these discounts become executable, they are netted against related trade receivables or customer loan receivables.

Expected Credit Losses

Loss allowance for expected credit losses (ECL) is recognized on financial assets measured at amortized cost and financial assets measured at fair value through other comprehensive income, as well as on financial guarantee contracts and loan commitments. Nokia continuously assesses its financial instruments on a forward-looking basis and accounts for the changes in ECL on a quarterly basis using the following method:

- ECL = PD x LGD x EAD
- Probability of Default (PD) is based on the credit rating profile of the counterparties as well as specific local circumstances as applicable, unless there are specific events that would indicate that the credit rating would not be an appropriate basis for estimating credit risk at the reporting date.
- For Loss Given Default (LGD), the recovery rate is based on the type of receivable, specific local circumstances as applicable and related collateral arrangements, if any.
- Exposure at Default (EAD) is normally the nominal value of the receivable.

235 Nokia in 2025

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Nokia applies a simplified approach to recognize a loss allowance based on lifetime ECL on trade receivables and contract assets without significant financing components. Based on quantitative and qualitative analysis, Nokia has determined that the credit risk exposure arising from its trade receivables is low risk. Quantitative analysis focuses on historical loss rates, historic and projected sales and the corresponding trade receivables, and overdue trade receivables including indicators of any deterioration in the recovery expectation. Qualitative analysis focuses on all relevant conditions, including customer and country credit rating, to improve the accuracy of estimating lifetime ECL.

For customer loan receivables, the ECL is calculated separately for each significant counterparty using the method described above, including the impact of any collateral arrangements or other credit enhancements to LGD. The estimate is based on 12-month ECL unless there has been a significant increase in credit risk for the specific counterparty since the initial recognition, in which case lifetime ECL is estimated. Breaches of contract, credit rating downgrades and other credit measures are typical indicators that Nokia takes into consideration when assessing whether the credit risk on a financial instrument has increased significantly since initial recognition. Nokia considers additional indicators to determine if a financial asset is credit-impaired including whether the counterparty is in significant financial difficulties and whether it is becoming probable that the customer will enter bankruptcy or financial reorganization. Typically customer loan credit risk is higher than credit risk of trade receivables and contract assets on average.

The change in the amount of ECL for trade receivables and contract assets is recognized in other operating expenses and for customer loan receivables in financial expenses. For customer loan receivables, the loss allowance is recorded as an adjustment in other comprehensive income instead of adjusting the carrying amount that has already been recorded at fair value. If trade receivables and customer loan receivables are sold, the impact of ECL is reversed and the difference between the carrying amount derecognized and the consideration received is recognized in financial expenses.

Customer-related balances

Nokia aims to ensure the highest possible quality in trade receivables and contract assets, as well as customer loan receivables. The Credit Risk Management Standard Operating Procedure (CRMSOP), approved by Nokia's Chief Financial Officer, lays out the framework for the management of business-related credit risks. The CRMSOP sets out that credit decisions are based on credit evaluation in each business, including credit rating and limits for larger exposures, according to defined principles. Group level limit approvals are required for material credit exposures. Credit risks are monitored in each business and, where appropriate, mitigated on a case-by-case basis with the use of letters of credit, collaterals, sponsor guarantees, credit insurance and sale of selected receivables.

Aging of trade receivables, contract assets, and customer financing-related loan receivables at 31 December

		Past due			
EURm	Current	1-30 days	31-180 days	> 180 days	Total
2025					
Trade receivables[1]	4 710	113	167	161	5 151
Contract assets	805	—	—	—	805
Customer financing-related loan receivables	62	—	—	—	62
Total gross receivables	**5 577**	**113**	**167**	**161**	**6 018**
Expected credit loss allowance	(81)	(4)	(30)	(68)	(183)
Total net receivables	**5 496**	**109**	**137**	**93**	**5 835**
2024					
Trade receivables[1]	4 894	163	195	213	5 465
Contract assets	694	—	—	—	694
Customer financing-related loan receivables	70	—	—	—	70
Total gross receivables	**5 658**	**163**	**195**	**213**	**6 229**
Expected credit loss allowance	(78)	(9)	(31)	(108)	(226)
Total net receivables	**5 580**	**154**	**164**	**105**	**6 003**

(1) Nokia's payment terms are 80 days (89 days in 2024) on average.

The reversal of ECL credited to the income statement was EUR 50 million (EUR 137 million 2024 and EUR 16 million in 2023).

At 31 December 2025, the total ECL related to credit-impaired assets amounted to EUR 30 million (EUR 62 million in 2024 and EUR 396 million in 2023). In 2024, the reduction of ECL related to credit-impaired assets of EUR 334 million includes releases of EUR 233 million related to assets that were written off during the year and EUR 111 million related to assets for which payments were received.

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Contents
Business overview
Corporate governance
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Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
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Credit risk exposure by customer and country
Credit exposure is measured as the total of trade receivables, contract assets and loans outstanding from customers and committed credits. Trade receivables do not include any major concentrations of credit risk by customer.

Credit risk exposure by customer and country as % of total trade receivables and contract assets as well as loans and loan commitments to customers:

Customer	2025	2024
Customer 1	4.8%	7.5%
Customer 2	4.2%	4.9%
Customer 3	3.2%	4.7%
Total	**12.2%**	**17.1%**

Country	2025	2024
United States	20.3%	21.5%
Country 2	7.1%	10.6%
Country 3	6.0%	5.8%
Total	**33.4%**	**37.9%**

Contract assets and contract liabilities

Contract asset balances decrease upon reclassification to trade receivables when Nokia's right to payment becomes unconditional. Contract liability balances decrease when Nokia satisfies the related performance obligations and revenue is recognized. There were no material cumulative adjustments to revenue recognized arising from changes in transaction prices, changes in measures of progress or changes in estimated variable consideration.

During the year, Nokia recognized EUR 1.0 billion (EUR 1.5 billion in 2024 of which EUR 0.1 billion related to discontinued operations sold in 2024) of revenue that was included in the current contract liability balance at the beginning of the period.

4.6. Other receivables and liabilities

Other non-current receivables

EURm	2025	2024
R&D tax credits	152	144
Indirect tax receivables	14	27
Other	111	39
Total	**277**	**210**

Other current receivables

EURm	2025	2024
VAT and other indirect tax receivables	311	300
Prepayments related to contract manufacturing	101	126
IT-related prepaid expenses	42	47
R&D tax credits and grant receivables	51	43
Divestment-related receivables	23	23
Other	256	228
Total	**784**	**767**

Other non-current liabilities

EURm	2025	2024
Salaries, wages and social charges	39	30
Other	108	87
Total	**147**	**117**

Other current liabilities

EURm	2025	2024
Salaries, wages and social charges	1 591	1 531
Accrued expenses related to customer projects	190	245
Discounts without performance obligations	294	380
VAT and other indirect tax payables	285	314
Other[1]	378	413
Total	**2 738**	**2 883**

(1) Includes accrued logistics, R&D and IT expenses.

237 Nokia in 2025

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Corporate governance
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Financial statements
Consolidated financial statements
• **Notes to the consolidated financial statements**
Parent Company financial statements
Notes to the Parent Company financial statements
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4.7. Provisions

Accounting policies

Provision is recognized when Nokia has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Management judgment may be required in determining whether it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is based on the best estimate of unavoidable costs required to settle the obligation at the end of the reporting period.

When estimating the amount of unavoidable costs, management may be required to consider a range of possible outcomes and their associated probabilities, risks and uncertainties surrounding the events and circumstances, as well as making assumptions about the timing of payment. Changes in estimates of timing or amounts of costs required to settle the obligation may become necessary as time passes and/or more accurate information becomes available. Nokia assesses the adequacy of its existing provisions and adjusts the amounts as necessary based on actual experience and changes in facts and circumstances at each reporting date.

EURm	Restructuring	Litigation and environmental[1]	Warranty	Material liability	Other	Total
1 January 2025	**219**	**242**	**230**	**145**	**392**	**1 228**
Business combinations	1	—	29	1	12	43
Charged to income statement						
Additions[2]	397	165	295	109	72	1 038
Reversals	(6)	(18)	(56)	(115)	(106)	(301)
Total charged/(credited) to income statement	391	147	239	(6)	(34)	737
Utilized during year[3]	(239)	(78)	(118)	(39)	(28)	(502)
Translation differences and other	(1)	(22)	(3)	(13)	(51)	(90)
31 December 2025	**371**	**289**	**377**	**88**	**291**	**1 416**
Non-current	135	148	120	—	234	637
Current	236	141	257	88	57	779

(1) Environmental provision was EUR 130 million at 31 December 2025 (EUR 152 million at 31 December 2024).
(2) Additions to warranty provision are primarily due to a contract settlement related to a customer specific project that started in 2019.
(3) The utilization of restructuring provision includes items transferred to accrued expenses. A total of EUR 60 million of these remained in accrued expenses at 31 December 2025.

Restructuring provision

Nokia provides for the estimated cost to restructure when a detailed formal plan of restructuring has been completed, approved by management, and announced. Restructuring costs consist primarily of personnel restructuring charges. The other main components are costs associated with exiting real estate locations, and costs of terminating certain other contracts directly linked to the restructuring. At 31 December 2025, the restructuring provision consists primarily of amounts related to the announcements made by Nokia on 16 March 2021 and 19 October 2023. The majority of the restructuring cash outflows is expected to occur over the next two years.

Litigation and environmental provisions

Nokia provides for the estimated future settlements related to legal proceedings based on the probable outcome of the claims. Nokia also provides for environmental remediation when Nokia becomes obliged, legally or constructively, to rectify environmental damage relating to soil, groundwater, surface water or sediment contamination. Cash outflows related to the litigation and environmental liabilities are inherently uncertain and generally occur over several periods. For a presentation of legal matters potentially affecting Nokia, refer to Note 6.1. Commitments, contingencies and legal proceedings.

Warranty provision

Nokia provides for the estimated liability to repair or replace products under standard warranty at the time revenue is recognized. The provision estimate is based on historical experience of the level of repairs and replacements. Cash outflows related to the warranty provision are generally expected to occur in the next 18 months.

Material liability provision

Nokia recognizes the estimated liability for non-cancellable purchase commitments for inventory in excess of forecasted requirements at each reporting date. Cash outflows related to the material liability provision are expected to occur over the next 12 months.

Other provisions

Nokia provides for various legal and constructive obligations such as project losses, indirect tax provisions, divestment-related provisions, certain employee-related provisions other than restructuring provisions and asset retirement obligations. Cash outflows related to other provisions are generally expected to occur over the next two years.

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Corporate governance
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Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

Section 5

Capital and financial instruments

This section provides information on shareholders' equity, shareholders' remuneration and Nokia's capital management objectives. Furthermore, this section comprises the policies and disclosures related to Nokia's financial assets and liabilities and hedge accounting, as well as information on Nokia's financial risks and financial risk management principles and objectives.

5.1. Equity

Shares and share capital

Share capital

Nokia Corporation has one class of shares. Each share entitles the holder to one vote at general meetings. The shares have no par value nor is there a minimum or maximum share capital or number of shares under the Articles of Association of Nokia Corporation. The share capital amounted to EUR 245 896 461.96 at 31 December 2025 and 2024, and consisted of 5 742 239 696 (5 605 850 345 in 2024) issued and fully paid shares.

In 2025, Nokia Corporation issued 166 389 351 new shares at the subscription price of USD 6.01 per share, corresponding to EUR 5.16 per share, in a directed share issue to NVIDIA Corporation. The total proceeds of USD 1 000 million (EUR 850 million, net of the share issuance costs) were recognized in the reserve for invested unrestricted equity. Nokia will use the proceeds from the issuance to accelerate its strategic plans to advance trusted connectivity for the AI supercycle and other general corporate purposes.

In addition, Nokia Corporation issued in a directed share issue 120 000 000 (150 000 000 in 2024) new shares to itself without consideration and canceled 150 000 000 (157 646 220 in 2024 related to the share buyback program announced in January 2024) shares it had repurchased under the share buyback program announced in November 2024.

Share premium

Share premium reserve includes the Parent Company's share premium account and the equity impact of employee services related to equity-settled share-based compensation plans.

Treasury shares

At 31 December 2025, the number of Nokia shares held by the Group companies was 159 705 525 (232 700 997 in 2024) representing 2.8% (4.2% in 2024) of the share capital and total voting rights.

In 2025, Nokia repurchased 130 813 954 shares under its share buyback program announced in November 2024 (176 832 266 shares in 2024 under the share buyback programs announced in January and November 2024). The shares repurchased under the November 2024 program were canceled in April 2025.

On 28 February 2025, Nokia completed the acquisition of Infinera. The aggregated consideration transferred included 127 434 986 Nokia shares held by Nokia Corporation. Refer to Note 6.2. Acquisitions for more information.

Additionally in 2025, Nokia Corporation transferred without consideration 46 374 440 (24 380 761 in 2024) shares held by the Company to employees, including certain members of the Group Leadership Team, as settlement of the Group's equity-based incentive plans and the employee share purchase plan.

Number of shares outstanding at the beginning and at the end of the period

Number of shares 000s	2025	2024	2023
1 January	**5 373 149**	**5 525 601**	**5 587 016**
Settlement of share-based payments	46 375	24 380	16 886
Shares issued as consideration for business combinations	127 435	—	—
Directed share issue	166 389	—	—
Acquisition of treasury shares	(130 814)	(176 832)	(78 301)
31 December	**5 582 534**	**5 373 149**	**5 525 601**

Nature and purpose of other equity reserves

Translation differences

Translation differences consist of foreign exchange differences arising from translation of foreign operations into euro, the presentation currency of the consolidated financial statements, as well as gains and losses related to hedging of net investments in foreign operations.

Fair value and other reserves

Pension remeasurements

Pension remeasurements reserve includes actuarial gains and losses as well as return on plan assets and changes in the effect of the asset ceiling, excluding amounts recognized in net interest, related to Nokia's defined benefit plans.

Hedging reserve

Hedging reserve includes the change in fair value that reflects the change in spot exchange rates for certain foreign exchange forward contracts and foreign exchange options, as well as the part of cross-currency swaps that is designated as a cash flow hedge to the extent that the hedges are effective.

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239 Nokia in 2025

Cost of hedging reserve

Cost of hedging reserve includes the forward element of foreign exchange forward contracts and the time value of foreign exchange options related to cash flow hedging of forecast foreign currency sale and purchase transactions. Additionally, cost of hedging reserve includes the difference between the change in fair value of the forward element of foreign exchange forward contracts and the time value of option contracts and the amortization of the forward element of foreign exchange forward contracts and time value of option contracts related to net investment hedging. Cost of hedging reserve also includes changes in fair value from foreign currency basis spread related to fair value hedging of foreign currency denominated bonds.

Fair value reserve

Fair value reserve includes the changes in fair value of financial instruments that are managed in a portfolio with a business model of holding financial instruments to collect contractual cash flows including principal and interest, as well as selling financial instruments. The fair value changes recorded in fair value reserve for these instruments are reduced by amounts of loss allowances.

Reserve for invested unrestricted equity

The reserve for invested unrestricted equity includes that part of the subscription price of issued shares that according to the share issue decision is not to be recorded to the share capital as well as other equity inputs that are not recorded to some other reserve. The amount received for treasury shares is recorded to the reserve for invested unrestricted equity, unless it is provided in the share issue decision that it is to be recorded in full or in part to the share capital. The Nokia shares repurchased under the 2022, January 2024 and November 2024 share buyback programs were funded using funds in the reserve for invested unrestricted equity.

Changes in other comprehensive income by component of equity

		Fair value and other reserves			
EURm	Translation differences[1]	Pension remeasurements	Hedging reserve	Cost of hedging reserve	Fair value reserve
1 January 2023	**169**	**3 893**	**78**	**(18)**	**(48)**
Foreign exchange translation differences	(547)	—	—	—	—
Net investment hedging gains	105	—	—	3	—
Remeasurements of defined benefit plans	—	(261)	—	—	—
Net fair value gains/(losses)	—	—	2	(25)	(87)
Transfer to income statement	19	—	(66)	38	96
Movement attributable to non-controlling interests	5	—	—	—	—
31 December 2023	**(249)**	**3 632**	**14**	**(2)**	**(39)**
Foreign exchange translation differences	623	—	—	—	—
Net investment hedging losses	(31)	—	—	(1)	—
Remeasurements of defined benefit plans	—	326	—	—	—
Net fair value gains/(losses)	—	—	20	(1)	66
Transfer to income statement	(78)	—	(19)	19	(52)
Movement attributable to non-controlling interests	(2)	—	—	—	—
31 December 2024	**263**	**3 958**	**15**	**15**	**(25)**
Foreign exchange translation differences	(1 626)	—	—	—	—
Net investment hedging gains	89	—	—	—	—
Remeasurements of defined benefit plans	—	(17)	—	—	—
Net fair value gains/(losses)	—	—	79	(27)	26
Transfer to income statement	(2)	—	(63)	11	(19)
Other increase	—	2	—	—	—
Movement attributable to non-controlling interests	4	—	—	—	—
31 December 2025	**(1 272)**	**3 943**	**31**	**(1)**	**(18)**

(1) At 31 December 2025, translation differences include a EUR 244 million gain related to net investment hedging (EUR 154 million gain in 2024 and EUR 186 million gain in 2023).

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Corporate governance

Board review

Financial statements

Consolidated financial statements

• Notes to the consolidated financial statements

Parent Company financial statements

Notes to the Parent Company financial statements

Other information

240 Nokia in 2025

Capital management For capital management purposes Nokia defines capital as total equity and interest-bearing liabilities less cash and cash equivalents, current interest-bearing financial investments and non-current interest-bearing financial investments. The main objectives of Nokia’s capital management are to maintain a solid overall financial position and to ensure sufficient financial flexibility to execute Nokia’s long-term business strategy and to provide returns to shareholders. From a cash perspective, Nokia aims to maintain the balance of its cash and cash equivalents and interest-bearing financial investments less interest-bearing liabilities at 10-15% of annual net sales over time. To support these objectives, Nokia aims to maintain investment grade credit ratings. At 31 December 2025, Nokia’s long-term credit ratings are BBB- (stable) by Fitch, Ba1 (positive) by Moody’s, and BBB- (stable) by S&P Global. With regards to shareholder remuneration, Nokia targets recurring, stable and over time growing ordinary dividend payments, taking into account the previous year’s earnings as well as the Company’s financial position and business outlook. Nokia may also use share repurchases as a tool to manage its capital structure through the reduction of capital and distribute excess cash to the shareholders. Distribution of funds Nokia distributes funds to its shareholders in two ways: a) as dividends from retained earnings and/or as assets from the reserve for invested unrestricted equity, and b) by repurchasing shares using funds in the unrestricted equity. The amount of any distribution is limited to the Parent Company's distributable funds and subject to its solvency, and may not exceed the amount proposed by the Board of Directors. Dividend and/or assets from the reserve for unrestricted invested equity For the financial year 2025 Nokia’s Board of Directors proposes to the Annual General Meeting 2026 that no dividend is distributed by a resolution of the AGM for the financial year ended on 31 December 2025. Instead, the Board proposes to be authorized to decide, in its discretion, on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. The authorization would be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the period of validity of the authorization unless the Board decides otherwise for a justified reason. Distributions of dividend and/or assets from the reserve for invested unrestricted equity are recognized as a reduction of equity and a liability when the Board has decided on the distribution. On the date of issuing the financial statements for 2025, the total number of Nokia shares is 5 742 239 696, based on which the total amount of distribution would be EUR 804 million. The total number of shares includes the shares held by the Parent Company which are not entitled to a distribution. For the financial year 2024 The AGM in 2025 resolved to authorize the Board of Directors to decide on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve of invested unrestricted equity for the financial year 2024. The authorization was used to distribute a dividend in four installments. During 2025, three installments of dividend were distributed amounting to EUR 0.11 per share and EUR 593 million in total. The fourth installment of EUR 0.03 per share and EUR 168 million in total was paid in February 2026. The total amount of dividend paid for the financial year 2024 was EUR 761 million. For the financial year 2023 For the financial year 2023, a total dividend of EUR 709 million, corresponding to EUR 0.13 per share, was paid. Share buyback programs November 2024 program In November 2024, Nokia launched a share buyback program to offset the dilutive effect of the acquisition of Infinera completed on 28 February 2025. The repurchases commenced on 25 November 2024 and ended on 2 April 2025. Nokia repurchased in total 150 000 000 shares under the program of which 130 813 954 shares were purchased in 2025. The aggregate purchase price of all shares acquired under the program was EUR 703 million, and the average price per share was EUR 4.69. The repurchases were funded using funds in the reserve for invested unrestricted equity in accordance with the authorization given to the Board of Directors by the AGM, and hence the repurchases reduced Nokia's total unrestricted equity. The repurchased shares were canceled in April 2025. January 2024 program In January 2024, Nokia’s Board of Directors initiated a share buyback program targeting to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The purchases under the first phase of the program commenced on 20 March 2024. In July 2024, Nokia announced it had decided to accelerate the repurchases in a way that the whole share buyback program would be completed by the end of 2024. During the program, which ended on 21 November 2024, Nokia repurchased 157 646 220 shares. The aggregate purchase price of all shares acquired was EUR 600 million, and the average price per share was EUR 3.81. The repurchases were funded using funds in the reserve for invested unrestricted equity, and hence the repurchases reduced Nokia’s total unrestricted equity. The repurchased shares were canceled in December 2024. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 241 Nokia in 2025

The 2022 program In February 2022, Nokia’s Board of Directors initiated a share buyback program targeting to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. In the first phase of the program, which was launched on 11 February 2022 and which ended on 11 November 2022, Nokia repurchased 63 963 583 shares. The aggregate purchase price of all shares acquired in the first phase was EUR 300 million, and the average price per share was EUR 4.69. The repurchased shares were canceled in December 2022. In the second phase of the program, which was launched on 2 January 2023 and which ended on 10 November 2023, Nokia repurchased 78 301 011 shares. The aggregate purchase price of all shares acquired under the second phase of the program was EUR 300 million, and the average price per share was EUR 3.83. The repurchased shares were canceled in November 2023. The repurchases were funded using funds in the reserve for invested unrestricted equity, and hence the repurchases reduced Nokia’s total unrestricted equity. Authorizations given to the Board of Directors The following authorizations related to the issue and repurchase of shares were given to the Board of Directors at the AGM held on 29 April 2025. Authorization to issue shares and special rights entitling to shares The shareholders authorized the Board to issue a maximum of 530 million shares, corresponding to less than 10% of the total number of Nokia’s shares, through issuance of shares or special rights entitling to shares in one or more issues during the effective period of the authorization. The Board is authorized to issue either new shares or shares held by Nokia. Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop Nokia’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle Nokia’s equity-based incentive plans or for other purposes resolved by the Board of Directors. The authorization is effective until 28 October 2026, and it terminated the previous authorizations to issue shares and special rights entitling to shares. Authorization to repurchase shares The shareholders authorized the Board to repurchase a maximum of 530 million shares, corresponding to less than 10% of the total number of Nokia’s shares, using funds in the unrestricted equity, which means that the repurchases will reduce Nokia’s distributable funds. The price paid for the shares under the authorization shall be based on the market price of Nokia shares on the securities markets on the date of the repurchase or a price otherwise formed in a competitive process. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board of Directors. The Company may enter into derivative, share lending or other arrangements customary in capital market practice. The shares may be repurchased otherwise than in proportion to the shares held by the shareholders. The Board shall resolve on all other matters related to the repurchase of Nokia shares. The authorization is effective until 28 October 2026, and it terminated the previous authorization to repurchase shares to the extent that the Board has not previously resolved to repurchase shares based on such authorization. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 242 Nokia in 2025

5.2. Financial assets and liabilities Accounting policies Fair value Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities measured at fair value are categorized based on the availability of observable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest, by using quoted market rates, discounted cash flow analyses and other appropriate valuation models. Nokia uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. At the end of each reporting period, all financial assets and liabilities, that are either measured at fair value on a recurring basis or for which fair values are disclosed in the financial statements, are categorized within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole. Classification and measurement Financial assets Nokia classifies its financial assets that are debt instruments in the following three categories: financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, and financial assets measured at fair value through profit and loss. The selection of the appropriate category is made based on both Nokia’s business model for managing the financial asset and on the contractual cash flow characteristics of the asset. Equity instruments and derivative financial assets are measured at fair value through profit and loss. Nokia’s business model for managing financial assets is defined on a portfolio level. The business model must be observable on a practical level by the way the business is managed. The cash flows of financial assets measured at amortized cost are solely payments of principal and interest. These assets are held within a business model that has an objective to hold assets to collect contractual cash flows. Financial assets measured at fair value through other comprehensive income have cash flows that are solely payments of principal and interest, and these assets are held within a business model that has an objective that is achieved both by holding financial assets to collect contractual cash flows and selling financial assets. For these categories, a loss allowance is calculated on a quarterly basis based on a review of collectability (probability of default) and available collateral (loss given default) for the asset, recorded as an adjustment to the carrying amount of the asset and recognized in other financial expenses in the income statement. Financial assets measured at fair value through profit and loss are assets that do not fall in either of the categories in the paragraph above. Additionally, the accounting for financial assets depends on whether the financial asset is part of a hedging relationship (refer to Note 5.3. Derivative assets and liabilities). All purchases and sales of financial assets are recorded on the trade date, i.e. when Nokia commits to purchase or sell the asset. All financial assets are initially measured at fair value and subsequently remeasured according to their classification. Subsequently, instruments classified as fair value through profit or loss and instruments classified as fair value through other comprehensive income are remeasured at fair value, while instruments classified as amortized cost are remeasured using the effective interest rate method. For instruments classified as fair value through profit or loss, the fair value adjustments and foreign exchange gains and losses are recognized in the income statement either in other operating income and expenses or financial income and expenses as determined by the purpose of the instruments. For instruments classified as fair value through other comprehensive income, changes in fair value are recognized in the fair value reserve through other comprehensive income (refer to Note 5.1. Equity). For instruments classified as amortized cost, interest calculated using the effective interest method, as well as foreign exchange gains and losses, are recognized in financial income and expenses in the income statement. A financial asset is derecognized when substantially all the risks and rewards related to the financial asset have been transferred to a third party that assumes control of the asset. On derecognition of a financial asset, the difference between the carrying amount and the consideration received is recognized in the income statement either in other operating income and expenses or financial income and expenses as determined by the purpose of the instrument. The FIFO method is used to determine the cost basis of financial assets at amortized cost that are disposed of. Financial liabilities Nokia classifies its financial liabilities as financial liabilities measured at amortized cost except for derivative liabilities and the conditional obligation related to Nokia Shanghai Bell, which are classified as financial liabilities at fair value through profit and loss. All financial liabilities are initially recognized at fair value and, in the case of borrowings and payables, net of transaction costs. Financial liabilities are subsequently remeasured according to their classification. For financial liabilities measured at amortized cost, interest calculated using the effective interest method, as well as foreign exchange gains and losses, are recognized in financial income and expenses in the income statement. Financial liabilities are derecognized when the related obligation is discharged, canceled or expired. Additionally, a substantial modification of the terms of an existing financial liability is accounted for as a derecognition of the original financial liability and the recognition of a new financial liability. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid is recognized in financial income or expenses in the income statement. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 243 Nokia in 2025

Fair value of financial instruments

	2025							2024						
	Carrying amounts						Fair value[1]	Carrying amounts						Fair value[1]
		Fair value through profit or loss			Fair value through other comprehensive income[2]				Fair value through profit or loss			Fair value through other comprehensive income[2]		
EURm	Amortized cost	Level 1	Level 2	Level 3	Level 2	Total	Total	Amortized cost	Level 1	Level 2	Level 3	Level 2	Total	Total
Non-current interest-bearing financial investments	368	—	—	—	—	368	377	457	—	—	—	—	457	466
Venture funds and similar equity investments	—	—	—	857	—	857	857	—	—	—	865	—	865	865
Other non-current financial assets	96	—	82	—	37	215	215	179	—	97	—	40	316	316
Other current financial assets	231	—	—	—	17	248	248	315	92	—	—	25	432	432
Derivative assets[3]	—	—	127	—	—	127	127	—	—	197	—	—	197	197
Trade receivables[4]	—	—	—	—	4 975	4 975	4 975	—	—	—	—	5 248	5 248	5 248
Current interest-bearing financial investments	323	—	638	—	—	961	962	486	—	1 175	—	—	1 661	1 661
Cash and cash equivalents	4 647	—	815	—	—	5 462	5 462	5 251	—	1 372	—	—	6 623	6 623
Total financial assets	**5 665**	**—**	**1 662**	**857**	**5 029**	**13 213**	**13 223**	**6 688**	**92**	**2 841**	**865**	**5 313**	**15 799**	**15 808**
Long-term interest-bearing liabilities	2 329	—	—	—	—	2 329	2 401	2 918	—	—	—	—	2 918	2 986
Other long-term financial liabilities	28	—	—	31	—	59	59	33	—	—	45	—	78	78
Short-term interest-bearing liabilities	1 084	—	—	—	—	1 084	1 083	969	—	—	—	—	969	969
Other short-term financial liabilities[5]	46	—	—	6	—	52	52	883	—	—	488	—	1 371	1 371
Derivative liabilities[3]	—	—	266	—	—	266	266	—	—	299	—	—	299	299
Discounts without performance obligations[4]	294	—	—	—	—	294	294	380	—	—	—	—	380	380
Trade payables	2 978	—	—	—	—	2 978	2 978	3 213	—	—	—	—	3 213	3 213
Total financial liabilities	**6 759**	**—**	**266**	**37**	**—**	**7 062**	**7 133**	**8 396**	**—**	**299**	**533**	**—**	**9 228**	**9 296**

(1) The following fair value measurement methods are used for items not carried at fair value: The fair values of long-term interest-bearing liabilities, including current portion, are primarily based on publicly available market information (level 2). The fair values of other assets and liabilities, including loan receivables and loans payable, are primarily based on discounted cash flow analysis (level 2). The fair value is estimated to equal the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.
(2) No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.
(3) For further information on derivative assets and liabilities, refer to Note 5.3. Derivative assets and liabilities.
(4) For further information on trade receivables and discounts without performance obligation, refer to Note 4.5. Trade receivables and other customer-related balances.
(5) In 2024, other financial liabilities included a liability related to Nokia's share buyback program reflecting Nokia's commitment under the agreement with a third-party broker conducting the share repurchases on Nokia's behalf.

244 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

Financial assets Interest-bearing financial investments Nokia invests a portion of the corporate cash needed to cover the projected cash outflows of its ongoing business operations in highly liquid, interest-bearing investments. Interest-bearing financial investments may include investments measured at amortized cost and investments measured at fair value through profit and loss. Non-current interest-bearing financial investments are investments in highly liquid corporate bonds that are long-term in nature based on their initial maturity and are measured at amortized cost using the effective interest method. Current interest-bearing financial investments in bank deposits, as well as fixed income and money market securities with an initial maturity or put feature longer than three months, that have characteristics of solely payments of principal and interest and are not part of structured investments, are managed in a portfolio with a business model of holding investments to collect principal and interest and are measured at amortized cost using the effective interest method. These investments are executed with the main purpose of collecting contractual cash flows and principal repayments. However, investments are sold from time to time for liquidity management and market risk mitigation purposes. Current interest-bearing financial investments may also include money market funds that do not qualify as cash equivalents, investments acquired for trading purposes, investment structures consisting of securities traded in combination with derivatives with complementing and typically offsetting risk factors and other investments that have cash flows not being solely payments of principal and interest. These investments are executed for capital appreciation and other investment returns and can be sold at any time. These investments are classified as fair value through profit or loss, with fair value adjustments, foreign exchange gains and losses and realized gains and losses recognized in financial income and expenses in the income statement. The fair values of these investments are based on publicly available market information. Corporate cash investments in bank deposits used as collateral for derivative transactions are measured at amortized cost using the effective interest method. Other financial assets Other non-current financial assets include unlisted private equity and unlisted venture fund investments, including investments managed by NGP Capital which specializes in growth-stage investing. These investments do not fulfill the criteria of being solely payments of principal and interest and they are classified as investments at fair value through profit and loss. The fair value of these level 3 investments is determined using one or more valuation techniques where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows. For unlisted funds, the selection of appropriate valuation techniques by the fund managing partner may depend on the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances multiple valuation techniques may be appropriate. Inputs generally considered include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. The fair value may be adjusted to reflect illiquidity and/ or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. Level 3 investments are remeasured at each reporting date taking into consideration any changes in estimates, projections and assumptions, as well as any changes in economic and other relevant conditions. These investments include approximately 50 separate venture funds investing in hundreds of individual companies in various sectors and geographies, focusing on AI, data infrastructure, digital health, software and enterprise sectors. Hence, specific estimates and assumptions used in the absence of observable inputs do impact the fair value of individual investments, but no individual input has a significant impact on the aggregated fair value of level 3 investments. Fair value adjustments, foreign exchange gains and losses, and realized gains and losses from the disposal of these investments are recognized in financial income. From time to time Nokia may have investments in listed equity shares classified as level 1 investments. These are exchange traded products with quoted prices readily and regularly available from an exchange representing actual and regularly occurring market transactions on an arm’s length basis. Other non-current financial assets also include restricted assets and other receivables, customer financing-related loan receivables (refer to Note 4.5. Trade receivables and other customer-related balances) and certain other financial assets of a long-term nature. Restricted assets and other receivables include restricted bank deposits primarily related to employee benefits as well as other loan receivables measured at amortized cost using the effective interest method. The cash flows of certain other financial assets of a long-term nature do not fulfill the criteria of being solely payments of principal and interest. These investments are measured at fair value using quoted market rates, discounted cash flow models or other appropriate valuation methods as of the reporting date. Fair value adjustments, foreign exchange gains and losses, and realized gains and losses from the disposal of these investments are mainly recognized in financial income and expenses. Other current financial assets include the current part of other non-current financial assets as well as short-term loan receivables measured at amortized cost using the effective interest method. Cash and cash equivalents Cash and cash equivalents include cash at bank and in hand as well as highly liquid, fixed income and money market investments that are readily convertible to known amounts of cash with maturities at acquisition of three months or less, as well as bank deposits with maturities or contractual call periods at acquisition of three months or less. Due to the high credit quality and short-term nature of these investments, there is an insignificant risk of change in value. Investments in money market funds that have a risk profile consistent with the aforementioned criteria are also classified as cash equivalents. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 245 Nokia in 2025

Investments that have cash flows that are solely payments of principal and interest are measured at amortized cost using the effective interest method whereas all other investments are classified as fair value through profit and loss, with fair value adjustments and foreign exchange gains and losses recognized in financial income and expenses. The fair values of these investments are based on publicly available market information.

Financial liabilities

Interest-bearing liabilities

Interest-bearing liabilities are measured at amortized cost using the effective interest method. Long-term and short-term interest-bearing liabilities include issued bonds and other borrowings. Short-term interest-bearing liabilities also include the current portion of long-term interest-bearing liabilities and collaterals for derivative transactions.

Other financial liabilities

In 2024, other financial liabilities included a liability related to Nokia's share buyback program.

In 2024, other financial liabilities also included a liability related to a contractual arrangement Nokia entered into with China Huaxin Post & Telecommunication Economy Development Center (China Huaxin), the non-controlling shareholder in Nokia Shanghai Bell (NSB), in 2017. The arrangement provided China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia and Nokia with the right to purchase China Huaxin's ownership interest in NSB. To reflect this, Nokia derecognized the non-controlling interest in NSB and recognized a level 3 financial liability.

This financial liability was measured based on the expected cash settlement with any changes recorded in financial income and expenses. The measurement of the financial liability involved estimation of the acquisition price and the distribution of excess cash balances. Unobservable valuation inputs included certain financial performance metrics of NSB. No individual input had a significant impact on the total fair value.

Trade payables

Trade payables are carried at invoiced amount in the statement of financial position. Trade payables include balances payable to suppliers under reverse factoring arrangements with financial institutions. The related payments are classified as cash flows from operating activities (refer to Note 5.4. Financial risk management).

Interest-bearing loans and other borrowings

All borrowings presented in the table below are senior unsecured and have no financial covenants.

					Carrying amount EURm[1]	
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	2025	2024
Nokia Corporation	EIB R&D Loan	EUR	500	2/2025	—	500
Nokia Corporation	NIB R&D Loan	EUR	83	5/2025	—	83
Nokia Corporation	2.375% Senior Notes	EUR	292	5/2025	—	292
Nokia Corporation	2.00% Senior Notes	EUR	630	3/2026	630	624
Nokia Corporation	4.375% Senior Notes	USD	500	6/2027	418	458
Nokia of America Corporation	6.50% Senior Notes	USD	74	1/2028	63	71
Nokia Corporation	3.125% Senior Notes	EUR	500	5/2028	490	487
Nokia of America Corporation	6.45% Senior Notes	USD	206	3/2029	176	199
Nokia Corporation	4.375% Sustainability-linked Senior Notes[2]	EUR	500	8/2031	503	513
Nokia Corporation	NIB R&D Loan[3]	EUR	250	10/2032	250	100
Nokia Corporation	6.625% Senior Notes	USD	500	5/2039	417	455
Various Group companies	Other borrowings[4]				466	105
Total					**3 413**	**3 887**

(1) Carrying amount includes EUR 15 million of fair value losses (EUR 46 million in 2024) related to fair value hedge accounting relationships, including EUR 120 million of fair value gains (EUR 137 million in 2024) related to discontinued fair value hedge accounting relationships that are amortized over the life of the respective senior notes.
(2) The bond has a one-time redemption premium at maturity of EUR 4 million in case Nokia does not meet its commitment to reduce its greenhouse gas (GHG) emissions (in tCO_2e) across its value chain (Scope 1, 2, and 3) by 50% between 2019 and 2030. This target is one of Nokia's key sustainability targets and has been selected to be the Sustainability Performance Target in Nokia's Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments.
(3) The loan from Nordic Investment Bank (NIB) is repayable in two installments in 2031 and 2032.
(4) At 31 December 2025, other borrowings contained the M&A loan of EUR 399 million, which was drawn to acquire China Huaxin's ownership interest in Nokia Shanghai Bell (NSB). The loan has been fully repaid during January 2026.

Changes in level 3 financial assets and liabilities measured at fair value

	2025		2024	
EURm	Financial assets	Financial liabilities	Financial assets	Financial liabilities
1 January	**865**	**(533)**	**779**	**(499)**
Net (losses)/gains in income statement	(66)	(5)	40	(25)
Additions[1]	111	—	96	(13)
Deductions[1]	(52)	501	(45)	16
Transfers out of level 3	—	—	(5)	—
Other movements	(1)	—	—	(12)
31 December	**857**	**(37)**	**865**	**(533)**

(1) For level 3 financial assets, additions mainly include capital contributions to venture funds and deductions mainly include distributions from venture funds.

A net loss of EUR 70 million (net gain of EUR 17 million in 2024) related to level 3 financial instruments held at 31 December 2025 was included in the profit and loss during 2025. In 2025, deductions in level 3 financial liabilities primarily relate to the purchase of China Huaxin's non-controlling ownership interest in NSB. Nokia had exercised its call option, outlined in NSB's shareholders' agreement, in 2024, to initiate the process to become the sole shareholder in NSB. The purchase was completed in December 2025 with the cash settlement amounting to EUR 501 million (the financial liability representing the estimated cash settlement was EUR 487 million in 2024).

246 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

5.3. Derivative assets and liabilities Accounting policies Fair value All derivatives are recognized initially at fair value on the date a derivative contract is entered into and subsequently remeasured at fair value. The method of recognizing the resulting gain or loss varies according to whether the derivatives are designated and qualify under hedge accounting. Foreign exchange forward contracts are valued at market-forward exchange rates. Changes in fair value are measured by comparing these rates with the original contract-forward rate. Currency options are valued at each reporting date by using the Garman & Kohlhagen option valuation model. Interest rate swaps and cross-currency swaps are valued using the discounted cash flow method. Hedge accounting Nokia applies hedge accounting on certain foreign exchange forward contracts, options or option strategies, and interest rate derivatives. Qualifying options and option strategies have zero net premium, or a net premium paid. For option structures, the critical terms of the purchased and written options are the same and the notional amount of the written option component is not greater than that of the purchased option. In the fair valuation of foreign exchange forward contracts, Nokia separates the forward element and considers it to be the cost of hedging for foreign exchange forward contracts. In the fair valuation of foreign exchange option contracts, Nokia separates the time value and considers it to be the cost of hedging for foreign exchange option contracts. In the fair valuation of cross-currency swaps, Nokia separates the foreign currency basis spread and considers it to be the cost of hedging for cross-currency swaps. Hedge effectiveness is assessed at inception and subsequently on a quarterly basis during the hedge relationship to ensure that an economic relationship exists. As Nokia only enters in hedge relationships where the critical terms match, the assessment of effectiveness is done on a qualitative basis with no significant ineffectiveness expected. Presentation in the statement of cash flows The cash flows of a hedge are classified as cash flows from operating activities in cases where the underlying hedged items relate to Nokia’s operating activities. When a derivative contract is accounted for as a hedge of an identifiable position relating to financing or investing activities, the cash flows of the contract are classified in the same way as the cash flows of the position being hedged. Cash flows of derivatives used in hedging the foreign exchange risk of Nokia’s cash position are presented in cash flows from investing activities. Cash flow hedges: hedging of forecast foreign currency denominated sales and purchases Nokia applies cash flow hedge accounting primarily to foreign exchange exposure that arises from highly probable forecast operative business transactions. The risk management strategy is to hedge material net exposures (identified standard net sales exposure minus identified standard costs exposure) by using foreign exchange forwards and foreign exchange options in a layered hedging style that follows defined hedging level ranges and hedge maturities in quarterly time buckets. The hedged item must be highly probable and present an exposure to variations in cash flows that could ultimately affect profit or loss. For qualifying foreign exchange forwards and foreign exchange options, the change in fair value that reflects the change in spot exchange rates on a discounted basis is recognized in hedging reserve through other comprehensive income (refer to Note 5.1. Equity). The changes in the forward element of the foreign exchange forwards and the time value of the options that relate to hedged items are deferred in the cost of hedging reserve through other comprehensive income (refer to Note 5.1. Equity) and are subsequently accounted for in the same way as the spot element or intrinsic value. In each quarter, Nokia evaluates whether the forecast sales and purchases are still expected to occur. If a portion of the hedged cash flow is no longer expected to occur, the hedge accounting criteria are no longer met and all related deferred gains or losses are derecognized from fair value and other reserves and recognized in other operating income and expenses in the income statement. If the hedged cash flow ceases to be highly probable, but is still expected to occur, accumulated gains and losses remain in fair value and other reserves until the hedged cash flow affects profit or loss. Nokia’s risk management objective is to hedge forecast cash flows until the related revenue has been recognized. Each hedge relationship is discontinued during the quarter when the hedge matures, which is also the quarter that it had been designated to hedge. At this point, the accumulated gain or loss of cash flow hedges is reclassified to other operating income and expenses in the income statement. In cases where the forecast amount of revenue is not recognized during a quarter, the full accumulated gain or loss of cash flow hedges designated for said quarter is still reclassified and the portion related to forecast revenue that was not recognized is disclosed as hedge ineffectiveness. As cash flow hedges primarily mature in the same quarter as the hedged item, there is no significant ineffectiveness resulting from the time value of money. Nokia will validate the magnitude of the impact of discounting related to the amount of gain or loss recognized in fair value and other reserves on a quarterly basis. Cash flow and fair value hedges: hedging of foreign exchange risk of future interest cash flows Nokia also applies cash flow hedging to future interest cash flows in foreign currency related to issued bonds. These future interest cash flows are hedged with cross-currency swaps that have been bifurcated and designated partly as fair value hedges (see Fair value hedges: hedging of interest rate exposure below) to hedge both the foreign exchange and interest rate benchmark risk component of the issued bond, and partly as cash flow hedges to hedge the foreign exchange risk related to the remaining portion of interest cash flows on the issued bond. The accumulated gain or loss for the part of these cross-currency swaps designated as cash flow hedges is initially recorded in hedging reserve through other comprehensive income and reclassified to profit or loss at the time when the related interest cash flows are settled. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 247 Nokia in 2025

Fair value hedges: hedging of interest rate exposure Nokia applies fair value hedge accounting to reduce exposure to fair value fluctuations of interest-bearing liabilities due to changes in interest rates and foreign exchange rates. Nokia uses interest rate swaps and cross-currency swaps aligned with the hedged items to hedge interest rate risk and associated foreign exchange risk. Nokia has entered into long-term borrowings mainly at fixed rates and has swapped most of them into floating rates in line with a defined target interest profile. Nokia aims to mitigate the adverse impacts from interest rate fluctuations by continuously managing net interest exposure resulting from financial assets and liabilities by setting appropriate risk management benchmarks and risk limits. The hedged item is identified as a proportion of the outstanding loans up to the notional amount of the swaps as appropriate to achieve the risk management objective. Nokia enters into interest rate swaps that have similar critical terms to the hedged item, such as reference rate, reset dates, payment dates, maturities and notional amount and hence Nokia expects that there will be no significant ineffectiveness. Nokia has not entered into interest rate swaps where it would be paying fixed rates. Nokia’s borrowings are carried at amortized cost. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of hedged liabilities attributable to the hedged risk, are recorded in financial income and expenses in the income statement. Nokia separates the foreign currency basis spread from cross-currency swaps and excludes it from the hedged risk as cost of hedging that is initially recognized and subsequently measured at fair value and recorded in the cost of hedging reserve through other comprehensive income. If a hedge relationship no longer meets the criteria for hedge accounting, hedge accounting ceases, the cost of hedging recorded in the cost of hedging reserve is immediately expensed and any fair value adjustments made to the carrying amount of the hedged item while the hedge was effective are recognized in financial income and expenses in the income statement based on the effective interest method. Hedges of net investments in foreign operations Nokia applies hedge accounting for its foreign currency hedging of selected net investments. The hedged item can be an amount equal to or less than the carrying amount of the net assets of the foreign operation in the statement of financial position. The risk management strategy is to protect the euro counter value of the portion of this exposure expected to materialize as non-euro cash repatriation in the foreseeable future. For qualifying foreign exchange forwards, foreign exchange options and option strategies, the change in fair value that reflects the change in spot exchange rates is recognized in translation differences in shareholders’ equity (refer to Note 5.1. Equity). The changes in the forward element of foreign exchange forwards as well as the changes in the time value of options (collectively known as the “cost of hedging”) is recognized in the cost of hedging reserve through other comprehensive income. The cost of hedging at the date of designation of the foreign exchange forward or option contract as a hedging instrument is amortized to financial income and expenses in the income statement over the duration of the contract. Hence, in each reporting period, the change in fair value of the forward element of the foreign exchange forward contract or the time value of the option contract is recorded in the cost of hedging reserve through other comprehensive income, while the amortization amount is reclassified from the cost of hedging reserve to profit or loss. The cumulative amount or proportionate share of changes in the fair value of qualifying hedges deferred in translation differences is recognized as gain or loss on disposal of all or part of a foreign subsidiary. Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss For derivatives not designated under hedge accounting, but hedging identifiable forecast exposures such as anticipated foreign currency denominated sales and purchases, the gains and losses are recognized in other operating income and expenses in the income statement. The gains and losses on all other derivatives not designated under hedge accounting are recognized in financial income and expenses. Embedded derivatives included in contracts are identified and monitored by Nokia. For host contracts that are not financial assets containing embedded derivatives that are not closely related, the embedded derivatives are separated and measured at fair value at each reporting date with changes in fair value recognized in financial income and expenses in the income statement. For host contracts that are financial assets containing embedded derivatives, the whole contract is measured at fair value at each reporting date with changes in fair value recognized in financial income and expenses in the income statement. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 248 Nokia in 2025

Derivatives

EURm	2025 Assets Fair value[1]	2025 Assets Notional[2]	2025 Liabilities Fair value[1]	2025 Liabilities Notional[2]	2024 Assets Fair value[1]	2024 Assets Notional[2]	2024 Liabilities Fair value[1]	2024 Liabilities Notional[2]
Cash flow hedges								
Foreign exchange forward contracts	30	807	(5)	351	7	381	(19)	733
Currency options bought	4	563	—	—	—	90	—	—
Cash flow and fair value hedges[3]								
Cross-currency swaps	—	—	(178)	851	15	241	(97)	722
Fair value hedges								
Interest rate swaps	22	1 255	(3)	375	28	1 130	(10)	792
Hedges on net investment in foreign subsidiaries								
Foreign exchange forward contracts	1	88	(2)	460	3	527	(8)	971
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss								
Foreign exchange forward contracts	65	5 184	(70)	3 815	110	7 129	(165)	6 124
Currency options bought	—	—	—	—	15	770	—	—
Embedded derivatives[4]	5	311	(8)	183	19	996	—	—
Total	**127**	**8 208**	**(266)**	**6 035**	**197**	**11 264**	**(299)**	**9 342**

(1) Included in other current financial assets and other financial liabilities in the statement of financial position.
(2) Includes the gross amount of all notional values for contracts that have not yet been settled or canceled. The amount of notional value outstanding is not necessarily a measure or indication of market risk as the exposure of certain contracts may be offset by that of other contracts.
(3) Cross-currency swaps have been designated partly as fair value hedges and partly as cash flow hedges.
(4) Embedded derivatives are related to customer contracts.

To manage interest rate and foreign exchange risks related to Nokia's interest-bearing liabilities, Nokia has designated the following cross-currency swaps as hedges under both fair value hedge accounting and cash flow hedge accounting, and interest rate swaps as hedges under fair value hedge accounting at 31 December:

Entity	Instrument	Currency	Maturity	Notional (million in currency) 2025	Notional (million in currency) 2024	Fair value EURm 2025	Fair value EURm 2024
Nokia Corporation	Interest rate swaps	EUR	5/2025	—	292	—	3
Nokia Corporation	Interest rate swaps	EUR	3/2026	630	630	8	(1)
Nokia Corporation	Cross-currency swaps	USD	6/2027	500	500	(29)	9
Nokia Corporation	Interest rate swaps	EUR	5/2028	500	500	(2)	(7)
Nokia Corporation	Interest rate swaps	EUR	8/2031	500	500	13	22
Nokia Corporation	Cross-currency swaps	USD	5/2039	500	500	(149)	(92)
Total						**(159)**	**(66)**

249 Nokia in 2025

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5.4. Financial risk management General risk management principles Nokia has a systematic and structured approach to risk management. Key risks and opportunities are primarily identified against business targets either in business operations or as an integral part of strategy and financial planning. Risk management covers strategic, operational, financial, compliance and reputational risks. Key risks and opportunities are analyzed, managed and monitored as part of business performance management. The principles documented in the Nokia Enterprise Risk Management Policy, which is approved by the Audit Committee of the Board, require risk management and its elements to be integrated into key processes. One of the core principles is that the business or function head is also the risk owner, although all employees are responsible for identifying, analyzing and managing risks, as appropriate, given their roles and duties. Nokia’s overall risk management concept is based on managing the key risks that would prevent Nokia from meeting its objectives, rather than focusing on eliminating risks. In addition to the principles defined in the Nokia Enterprise Risk Management Policy, other key policies and operating procedures reflect the implementation of specific aspects of risk management, including financial risk management. Financial risks The objective for treasury activities is to guarantee sufficient funding at all times and to identify, evaluate and manage financial risks. Treasury activities support this aim by mitigating the adverse effects on the profitability of the underlying business caused by fluctuations in the financial markets, and by managing the capital structure by balancing the levels of liquid assets and financial borrowings. Treasury activities are governed by the Nokia Treasury Policy approved by the President and CEO, which provides principles for overall financial risk management and determines the allocation of responsibilities for financial risk management activities. Operating procedures approved by the Chief Financial Officer (CFO) cover specific areas such as foreign exchange risk, interest rate risk, credit risk and liquidity risk, as well as the use of derivative financial instruments in managing these risks. Nokia is risk averse in its treasury activities. Financial risks are divided into market risk covering foreign exchange risk and interest rate risk, financial credit risk, and liquidity risk. Market risk Foreign exchange risk Nokia operates globally and is exposed to transaction and translation foreign exchange risks. The objective of foreign exchange risk management is to mitigate adverse impacts from foreign exchange fluctuations on Nokia’s profitability and cash flows. Treasury applies a global portfolio approach to manage foreign exchange risks within approved guidelines and limits. Transaction risk arises from foreign currency denominated assets and liabilities together with foreign currency denominated future cash flows. Transaction exposures are managed in the context of various functional currencies of Group companies. Material transactional foreign exchange exposures are hedged, unless hedging would be uneconomical due to market liquidity and/or hedging cost. Exposures are defined using transaction nominal values. Exposures are mainly hedged with derivative financial instruments, such as foreign exchange forward contracts and foreign exchange options with most of the hedging instruments having a duration of less than a year. A layered hedging approach is typically used for hedging of highly probable forecast foreign currency denominated cash flows with quarterly hedged items defined based on set hedge ratio ranges for each successive quarter. Hedged items defined for successive quarters are hedged with foreign exchange forward contracts and foreign exchange options with a hedge ratio of 1:1. Hedging level ranges are adjusted on a monthly basis including hedging instrument designation and documentation as appropriate. In cases where hedges exceed the hedge ratio range for any specific quarter, the hedge portfolio for that specific quarter is adjusted accordingly. As Nokia has entities where the functional currency is other than the euro, the shareholders’ equity is exposed to fluctuations in foreign exchange rates. Changes in shareholders’ equity caused by movements in foreign exchange rates are shown as currency translation differences in the consolidated financial statements. The risk management strategy is to protect the euro counter value of the portion of this exposure expected to materialize as foreign currency repatriation cash flows in the foreseeable future. Exposures are mainly hedged with derivative financial instruments, such as foreign exchange forward contracts and foreign exchange options with most of the hedging instruments having a duration of less than a year. Hedged items are defined based on conservative expectations of repatriation cash flows based on a range of considerations. Net investment exposures are reviewed, hedged items designated, and hedging levels adjusted at minimum on a quarterly basis with a hedge ratio of 1:1. Additionally, hedging levels are adjusted whenever there are significant events impacting expected repatriation cash flows. The foreign exchange risk arising from foreign currency denominated interest-bearing liabilities is primarily hedged using cross-currency swaps that are also used to manage Nokia’s interest rate profile (refer to the interest rate risk section below). Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 250 Nokia in 2025

Notional amounts in currencies that represent a significant portion of the currency mix in outstanding financial instruments and other hedged items at 31 December:

	2025				2024			
EURm	USD[1]	CNY	INR	JPY	USD[1]	CNY	INR	GBP
Foreign exchange exposure designated as hedged item for cash flow hedging, net[2]	1 138	(201)	(215)	252	450	(220)	(175)	222
Foreign exchange exposure designated as hedged item for net investment hedging[3]	—	218	25	—	135	783	208	152
Foreign exchange exposure from interest-bearing liabilities[4]	(723)	—	—	—	(786)	—	—	—
Foreign exchange exposure from items on the statement of financial position, excluding interest-bearing liabilities, net	1 460	(229)	(673)	189	1 296	(822)	(718)	(100)
Other foreign exchange derivatives, carried at fair value through profit and loss, net[5]	(940)	191	341	(232)	676	813	200	83

(1) Includes foreign exchange exposures from US dollar pegged currencies.
(2) Includes foreign exchange exposures from forecast cash flows related to sales and purchases. In some currencies, especially the US dollar, Nokia has substantial foreign exchange exposures in both estimated cash inflows and outflows. These underlying exposures have been hedged.
(3) Includes net investment exposures in foreign operations. These underlying exposures have been hedged.
(4) Includes interest-bearing liabilities that have been hedged with cross-currency swaps and foreign exchange forwards. Refer to Note 5.3. Derivative assets and liabilities.
(5) Items on the statement of financial position are hedged by a portion of foreign exchange derivatives not designated in a hedge relationship and carried at fair value through profit and loss. Embedded derivatives are included in this line item.

Effects of hedge accounting on the financial position and performance

Nokia is using several types of hedge accounting programs to manage its foreign exchange and interest rate risk exposures; refer to Note 5.3. Derivative assets and liabilities. The effect of these programs on Nokia's financial position and performance at 31 December:

EURm	Cash flow hedges[1]	Net investment hedges[1]	Fair value and cash flow hedges[1]
2025			
Carrying amount of hedging instruments	29	(2)	(180)
Notional amount of hedging instruments	(1 594)	(547)	2 481
Notional amount of hedged items	1 594	547	(2 481)
Change in intrinsic value of hedging instruments since 1 January	120	112	34
Change in value of hedged items used to determine hedge effectiveness	(116)	(112)	(31)
2024			
Carrying amount of hedging instruments	(12)	(5)	(88)
Notional amount of hedging instruments	(1 043)	(1 498)	2 885
Notional amount of hedged items	1 043	1 498	(2 885)
Change in intrinsic value of hedging instruments since 1 January	(3)	(39)	10
Change in value of hedged items used to determine hedge effectiveness	6	39	(13)

(1) No significant ineffectiveness has been recorded during the periods presented and economic relationships have been fully effective.

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The methodology for assessing foreign exchange risk exposures: Value-at-Risk

Nokia uses the Value-at-Risk (VaR) methodology to assess exposures to foreign exchange risks. The VaR-based methodology provides estimates of potential fair value losses in market risk-sensitive instruments as a result of adverse changes in specified market factors, at a specified confidence level over a defined holding period. Nokia calculates the foreign exchange VaR using the Monte Carlo method, which simulates random values for exchange rates in which Nokia has exposures and takes the non-linear price function of certain derivative instruments into account. The VaR is determined using volatilities and correlations of rates and prices estimated from a sample of historical market data, at a 95% confidence level, using a one-month holding period. To put more weight on recent market conditions, an exponentially weighted moving average is performed on the data with an appropriate decay factor. This model implies that, within a one-month period, the potential loss will not exceed the VaR estimate in 95% of possible outcomes.

In the remaining 5% of possible outcomes, the potential loss will be at minimum equal to the VaR figure and, on average, substantially higher. The VaR methodology relies on a number of assumptions, which include the following: risks are measured under average market conditions, changes in market risk factors follow normal distributions, future movements in market risk factors are in line with estimated parameters and the assessed exposures do not change during the holding period. Thus, it is possible that, for any given month, the potential losses at a 95% confidence level are different and could be substantially higher than the estimated VaR.

The VaR calculation includes foreign currency denominated monetary financial instruments, such as current financial investments, loans and trade receivables, cash, and loans and trade payables; foreign exchange derivatives carried at fair value through profit and loss that are not in a hedge relationship and are mostly used to hedge the statement of financial position foreign exchange exposure, as well as embedded derivatives; and foreign exchange derivatives designated as forecast cash flow hedges, fair value hedges and net investment hedges as well as the exposures designated, as hedged items for these hedge relationships.

The VaR risk measures for Nokia's sensitivity to foreign exchange risks are presented in the Total VaR column and the simulated impact to financial statements is presented in the profit, other comprehensive income (OCI) and cumulative translation adjustment (CTA) columns in the table below.

	2025				2024			
		Simulated impact on financial statements				Simulated impact on financial statements		
EURm	Total VaR	Profit	OCI	CTA	Total VaR	Profit	OCI	CTA
31 December	12	10	15	—	36	40	23	—
Average for the year	25	19	37	—	19	15	21	—
Range for the year	12-41	10-34	13-56	0-0	8-36	9-40	11-25	0-0

The most significant foreign exchange hedging instruments under cash flow, net investment and fair value hedge accounting at 31 December:

				Maturity breakdown of notional amounts (EURm)[(1)]		
	Currency	Fair value (EURm)	Weighted average hedged	Total	Within 3 months	Between 3 and 12 months
2025						
Cash flow hedge accounting	GBP	—	0.8654	(151)	(38)	(113)
	JPY	15	171.7178	(169)	(27)	(142)
	USD	9	1.1599	(1 125)	(266)	(859)
Net investment hedge accounting	CNY	(1)	8.2658	(218)	(218)	—
2024						
Cash flow hedge accounting	GBP	(5)	0.8423	(222)	(69)	(153)
	USD	(11)	1.0670	(459)	(170)	(289)
Net investment hedge accounting	CNY	(6)	7.6474	(783)	(783)	—
	INR	—	88.8518	(208)	(186)	(22)

(1) Negative notional amounts indicate that hedges sell currency, and positive notional amounts indicate that hedges buy currency.

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Interest rate risk

Nokia is exposed to interest rate risk either through market value fluctuations of items on the statement of financial position (price risk) or through changes in interest income or expenses (refinancing or reinvestment risk). Interest rate risk mainly arises through interest-bearing liabilities and assets. Estimated future changes in cash flows and the structure of the statement of financial position also expose Nokia to interest rate risk.

The objective of interest rate risk management is to mitigate adverse impacts arising from interest rate fluctuations on the income statement, cash flow and financial assets and liabilities while taking into consideration Nokia's target capital structure and the resulting net interest rate exposure. Nokia has entered into long-term borrowings mainly at fixed rates and swapped most of them into floating rates, in line with a defined target interest profile. Nokia has not entered into interest rate swaps where it would be paying fixed rates. Nokia aims to mitigate the adverse impacts from interest rate fluctuations by continuously managing net interest rate exposure arising from financial assets and liabilities, by setting appropriate risk management benchmarks and risk limits.

Treasury monitors and manages interest rate exposure centrally. Nokia uses selective sensitivity analyses to assess and measure interest rate exposure arising from interest-bearing assets, interest-bearing liabilities and related derivatives. Sensitivity analysis determines an estimate of potential fair value changes in market risk-sensitive instruments by varying interest rates in currencies in which Nokia has material amounts of financial assets and liabilities while keeping all other variables constant.

Sensitivities to credit spreads are not reflected in the sensitivity analysis.

Interest rate profile of items under interest rate risk management at 31 December:

	2025		2024	
EURm	**Fixed rate**	**Floating rate**[1]	**Fixed rate**	**Floating rate**[1]
Non-current interest-bearing financial investments	368	—	457	—
Current interest-bearing financial investments	172	789	133	1 528
Cash and cash equivalents	55	5 407	54	6 569
Interest-bearing liabilities	(3 145)	(268)	(3 150)	(737)
Financial assets and liabilities before derivatives	**(2 550)**	**5 928**	**(2 506)**	**7 360**
Interest rate derivatives	2 322	(2 322)	2 820	(2 820)
Financial assets and liabilities after derivatives	**(228)**	**3 606**	**314**	**4 540**

(1) All cash equivalents and derivative transaction-related collaterals with initial maturity of three months or less are considered floating rate for the purposes of interest rate risk management.

Nokia's sensitivity to interest rate exposure in the investment and debt portfolios is presented in the fair value column in the table below with simulated impact to the financial statements presented in the profit and other comprehensive income (OCI) columns.

	2025			2024		
EURm	**Impact on fair value**	**Impact on profit**	**Impact on OCI**	**Impact on fair value**	**Impact on profit**	**Impact on OCI**
Interest rates - increase by 100 basis points	9	3	1	3	4	—
Interest rates - decrease by 100 basis points	(9)	(3)	(1)	(2)	(5)	—

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Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to Nokia. Credit risk arises from credit exposures to customers, including outstanding receivables, financial guarantees and committed transactions, as well as financial institutions, including bank and cash, fixed income and money market investments, and derivative financial instruments. Credit risk is managed separately for business-related and financial credit exposures.

Financial instruments contain an element of risk resulting from changes in the market price due to counterparties becoming less creditworthy or risk of loss due to counterparties being unable to meet their obligations. Financial credit risk is measured and monitored centrally by Treasury. Financial credit risk is managed actively by limiting counterparties to a sufficient number of major banks and financial institutions, and by monitoring the creditworthiness and the size of exposures continuously. Additionally, Nokia enters into netting arrangements with all major counterparties, which give the right to offset in the event that the counterparty would not be able to fulfill its obligations. Nokia enters into collateral agreements with most counterparties, which require counterparties to post collateral against derivative receivables.

Investment decisions are based on strict creditworthiness and maturity criteria as defined in the Treasury-related policies and procedures. As a result of this investment policy approach and active management of outstanding investment exposures, Nokia has not been subject to any material credit losses in its financial investments in the years presented. Due to the high credit quality of Nokia's financial investments, the expected credit loss for these investments is deemed insignificant based on 12 months' expected credit losses at 31 December 2025. For information on expected credit losses for customer-related balances, refer to Note 4.5. Trade receivables and other customer-related balances.

Nokia has restricted bank deposits primarily related to employee benefits of EUR 61 million (EUR 114 million in 2024) that are presented in other non-current financial assets. Nokia has assessed the counterparty credit risk for these financial assets and concluded that expected credit losses are not significant.

Outstanding non-current and current interest-bearing financial investments, cash equivalents and cash classified by credit rating grades ranked in line with S&P Global Ratings categories at 31 December:

			Cash equivalents and interest-bearing financial investments					
EURm	Rating[1]	Cash	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years	Total[2][3]
2025	AAA	—	789	—	11	—	—	800
	AA+ – AA-	938	273	—	34	6	—	1 251
	A+ – A-	1 654	1 874	106	365	57	303	4 359
	BBB+ – BBB-	104	69	8	64	3	—	248
	Other	120	13	—	—	—	—	133
Total		**2 816**	**3 018**	**114**	**474**	**66**	**303**	**6 791**
2024	AAA	—	1 496	—	8	—	—	1 504
	AA+ – AA-	720	727	12	27	6	—	1 492
	A+ – A-	2 004	2 346	380	241	157	102	5 230
	BBB+ – BBB-	48	244	15	63	26	—	396
	Other	117	2	—	—	—	—	119
Total		**2 889**	**4 815**	**407**	**339**	**189**	**102**	**8 741**

(1) Bank Parent Company ratings are used here for bank groups. Actual bank subsidiary ratings may differ from the Bank Parent Company rating.
(2) Non-current and current interest-bearing financial investments and cash equivalents include bank deposits, structured deposits, investments in money market funds and investments in fixed income instruments.
(3) Instruments that include a call feature have been presented at their final maturities. Instruments that are contractually due beyond three months include EUR 495 million (EUR 306 million in 2024) of instruments that have a call period of less than three months.

The following table sets out financial assets and liabilities subject to offsetting under enforceable master netting agreements and similar arrangements at 31 December. To reconcile the items presented to the statement of financial position, items that are not subject to offsetting would need to be included, refer to Note 5.3. Derivative assets and liabilities.

		Related amounts not set off in the statement of financial position		
EURm	Net amounts of financial assets/(liabilities) presented in the statement of financial position	Financial instruments assets/(liabilities)	Cash collateral (received)/pledged	Net amount
2025				
Derivative assets	121	(103)	(17)	1
Derivative liabilities	(258)	103	148	(7)
Total	**(137)**	**—**	**131**	**(6)**
2024				
Derivative assets	178	(143)	(33)	2
Derivative liabilities	(296)	143	147	(6)
Total	**(118)**	**—**	**114**	**(4)**

The financial instruments subject to enforceable master netting agreements and similar arrangements are not offset in the statement of financial position as there is no intention to settle net or realize the asset and settle the liability simultaneously.

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Liquidity risk

Liquidity risk is defined as financial distress or extraordinarily high financing costs arising from a shortage of liquid funds in a situation where outstanding debt needs to be refinanced or where business conditions unexpectedly deteriorate and require financing. Transactional liquidity risk is defined as the risk of executing a financial transaction below fair market value or not being able to execute the transaction at all within a specific period of time. The objective of liquidity risk management is to maintain sufficient liquidity, and to ensure that it is readily available without endangering its value in order to avoid uncertainty related to financial distress at all times.

Nokia aims to secure sufficient liquidity at all times through efficient cash management and by investing primarily in highly liquid money market investments. Depending on its overall liquidity position, Nokia may pre-finance or refinance upcoming debt maturities before contractual maturity dates. The transactional liquidity risk is minimized by entering into transactions where proper two-way quotes can be obtained from the market. Nokia aims to ensure flexibility in funding by maintaining committed and uncommitted credit lines.

Nokia's trade payables include balances payable to suppliers under reverse factoring arrangements with financial institutions. These balances are classified as trade payables since the payments are made to the banks on very similar terms as to suppliers. Possible extensions to payment terms beyond the due dates agreed with suppliers are insignificant and there are no special guarantees securing the payments to be made. These arrangements do not result in a significant liquidity risk given the limited amount of liabilities subject to supplier finance arrangements and Nokia's access to other sources of finance.

Liabilities under supplier finance arrangements at 31 December:

Carrying amount of liabilities (EURm)	2025	2024
Presented within trade payables	861	564
Of which suppliers have received payment	241	250

Range of payment due dates after invoice date (days)	2025	2024
Liabilities that are part of the arrangements	60-120	60-90
Comparable trade payables that are not part of an arrangement	30-120	30-120

Nokia's significant credit facilities and funding programs at 31 December:

Committed/uncommitted	Financing arrangement	Currency	Nominal (million)	Utilized (million)	
				2025	2024
Committed	Revolving Credit Facility[1]	EUR	2 000	—	—
Committed	EIB R&D Loan Facility[2]	EUR	435	—	—
Uncommitted	Finnish Commercial Paper Programme	EUR	750	—	—
Uncommitted	Euro-Commercial Paper Programme	EUR	1 500	—	—
Uncommitted	Euro Medium Term Note Programme[3]	EUR	5 000	1 630	1 922
Total				**1 630**	**1 922**

(1) On 31 December 2025, Nokia had committed Revolving Credit Facilities (RCF) with nominal values of EUR 1 500 million maturing in June 2030 (with two one-year extension options) and EUR 500 million maturing in March 2027 (with a one-year extension options). On 3 March 2026, Nokia voluntarily canceled the EUR 500 million RCF with the effective date of 6 March 2026.
(2) The availability period of the loan facility ends in December 2027.
(3) All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

Certain changes in financial liabilities do not have a direct impact on Nokia's liquidity position. A disaggregation of cash and non-cash changes in lease liabilities, interest-bearing liabilities and associated derivatives arising from financing activities has been presented in the table below.

EURm	Long-term interest-bearing liabilities	Short-term interest-bearing liabilities	Derivatives held to hedge long-term borrowings[1]	Lease liabilities[2]	Total
1 January 2025	**2 918**	**969**	**88**	**863**	**4 838**
Cash flows	(724)	360	—	(221)	(585)
Non-cash changes:					
Acquisitions through business combinations	—	6	—	57	63
Changes in foreign exchange rates	(124)	(3)	99	(41)	(69)
Changes in fair value	13	—	(7)	—	6
Reclassification between long-term and short-term	246	(246)	—	—	—
Additions[3]	—	—	—	342	342
Other	—	(2)	—	—	(2)
31 December 2025	**2 329**	**1 084**	**180**	**1 000**	**4 593**
1 January 2024	**3 637**	**554**	**174**	**997**	**5 362**
Cash flows	(361)	(6)	—	(225)	(592)
Non-cash changes:					
Changes in foreign exchange rates	64	2	(49)	15	32
Changes in fair value	(5)	—	(37)	—	(42)
Reclassification between long-term and short-term	(417)	417	—	—	—
Liabilities associated with assets held for sale	—	—	—	(30)	(30)
Additions[3]	—	—	—	117	117
Other	—	2	—	(11)	(9)
31 December 2024	**2 918**	**969**	**88**	**863**	**4 838**

(1) Includes derivatives designated in fair value and cash flow hedge accounting relationships as well as derivatives not designated in hedge accounting relationship but hedging identifiable long-term borrowing exposures.
(2) Includes non-current and current lease liabilities. In 2024, cash flows exclude Submarine Networks' cash flows after it was classified as held for sale and a discontinued operation.
(3) Includes new lease contracts, modifications and remeasurements of existing lease contracts as well as impacts from early terminations of lease contracts.

255 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

The following table presents an undiscounted, contractual cash flow analysis for lease liabilities, financial liabilities and financial assets presented on the statement of financial position as well as loan commitments given and obtained. The line-by-line analysis does not directly reconcile with the statement of financial position.

	2025						2024					
	Due						Due					
EURm	within 3 months	between 3 and 12 months	between 1 and 3 years	between 3 and 5 years	beyond 5 years	Total	within 3 months	between 3 and 12 months	between 1 and 3 years	between 3 and 5 years	beyond 5 years	Total
Non-current financial assets												
Non-current interest-bearing financial investments	2	4	373	17	—	**396**	3	5	359	129	—	**496**
Other non-current financial assets[1]	—	—	46	1	43	**90**	—	—	57	8	48	**113**
Current financial assets												
Other current financial assets excluding derivatives[1]	140	90	—	—	—	**230**	318	99	—	—	—	**417**
Current interest-bearing financial investments[2]	870	93	—	—	—	**963**	1 390	279	—	—	—	**1 669**
Cash and cash equivalents[2]	4 989	134	145	10	244	**5 522**	6 351	114	80	83	25	**6 653**
Cash flows related to derivative financial assets net settled:												
Derivative contracts – receipts	2	9	9	8	8	**36**	(6)	3	(1)	(1)	4	**(1)**
Cash flows related to derivative financial assets gross settled:												
Derivative contracts – receipts	4 543	1 792	352	—	—	**6 687**	5 492	2 471	1 081	114	—	**9 158**
Derivative contracts – payments	(4 505)	(1 773)	(341)	—	—	**(6 619)**	(5 428)	(2 416)	(1 017)	(106)	—	**(8 967)**
Trade receivables	4 275	864	39	—	—	**5 178**	4 529	933	39	—	—	**5 501**
Non-current financial and lease liabilities												
Long-term interest-bearing liabilities	(8)	(101)	(1 181)	(301)	(1 454)	**(3 045)**	(21)	(103)	(1 345)	(926)	(1 441)	**(3 836)**
Long-term lease liabilities	—	—	(315)	(205)	(467)	**(987)**	—	—	(294)	(172)	(266)	**(732)**
Other non-current financial liabilities	(11)	—	(9)	(8)	—	**(28)**	(12)	—	(23)	(10)	—	**(45)**
Current financial and lease liabilities												
Short-term interest-bearing liabilities	(1 095)	(3)	—	—	—	**(1 098)**	(603)	(386)	—	—	—	**(989)**
Short-term lease liabilities	(71)	(169)	—	—	—	**(240)**	(64)	(175)	—	—	—	**(239)**
Other financial liabilities excluding derivatives[3]	(3)	(7)	—	—	—	**(10)**	(490)	(2)	—	—	—	**(492)**
Cash flows related to derivative financial liabilities net settled:												
Derivative contracts – payments	(4)	1	1	—	—	**(2)**	(2)	(14)	(10)	3	—	**(23)**
Cash flows related to derivative financial liabilities gross settled:												
Derivative contracts – receipts	3 635	711	801	56	665	**5 868**	5 517	1 400	965	160	784	**8 826**
Derivative contracts – payments	(3 675)	(727)	(835)	(59)	(705)	**(6 001)**	(5 635)	(1 458)	(1 013)	(174)	(777)	**(9 057)**
Discounts without performance obligations	(124)	(145)	(20)	—	(5)	**(294)**	(222)	(149)	(6)	(3)	—	**(380)**
Trade payables	(2 841)	(102)	(35)	—	—	**(2 978)**	(3 049)	(126)	(25)	(12)	(1)	**(3 213)**
Commitments given and obtained												
Loan commitments given undrawn[4]	(4)	(3)	—	—	—	**(7)**	(5)	(6)	—	—	—	**(11)**
Loan commitments obtained undrawn[5]	(1)	(3)	928	1 496	—	**2 420**	(1)	148	1 410	—	—	**1 557**
Investment commitments given undrawn[6]	(221)	—	—	—	—	**(221)**	(306)	—	—	—	—	**(306)**

(1) Other non-current financial assets and other current financial assets excluding derivatives mainly include financial receivables from customers and suppliers.
(2) Instruments that include a call feature have been presented at their final maturities. Instruments that are contractually due beyond three months include EUR 495 million (EUR 306 million in 2024) of instruments that have a call period of less than three months.
(3) In 2024, Other financial liabilities excluding derivatives included a conditional obligation to China Huaxin presented in the earliest period as the exercise period was open.
(4) Loan commitments given undrawn have been included in the earliest period in which they could be drawn or called.
(5) Loan commitments obtained undrawn have been included based on the period in which they expire. These amounts include related commitment fees.
(6) The timing of draw downs for these commitments are dependent on investment decisions of various venture funds and these are typically spread over a time period of several years. For further information on venture fund commitments, refer to Note 6.1. Commitments, contingencies and legal proceedings.

NOKIA

Contents

Business overview

Corporate governance

Board review

Financial statements

Consolidated financial statements

• **Notes to the consolidated financial statements**

Parent Company financial statements

Notes to the Parent Company financial statements

Other information

256 Nokia in 2025

Section 6

Other information

This section contains information on Nokia's off-balance sheet commitments and contingencies, business combinations, Group structure and related party transactions, as well as events after the reporting period.

6.1. Commitments, contingencies and legal proceedings

Contractual obligations

EURm	Within 1 year	1-5 years	More than 5 years
2025			
Purchase obligations	4 264	617	15
Lease commitments[1]	—	101	731
2024			
Purchase obligations	2 538	697	3
Lease commitments[1]	9	86	573

(1) Relates to lease contracts that had not yet commenced as at the reporting date.

At 31 December 2025, Nokia has potential undiscounted future lease payments of EUR 906 million (EUR 812 million in 2024) relating to extension options not expected to be exercised and EUR 97 million (EUR 58 million in 2024) relating to termination options expected to be exercised that are not included in the lease liability.

Guarantees and financing commitments

The contingent liabilities in the table below represent the maximum principal amount of guarantees and financing commitments, and do not reflect management's expected outcomes.

EURm	2025	2024
Guarantees on behalf of Group companies		
Guarantees issued by financial institutions		
Commercial guarantees[1]	943	964
Non-commercial guarantees	431	498
Corporate guarantees[2]		
Commercial guarantees[1]	275	263
Non-commercial guarantees	37	33
Financing commitments		
Customer finance commitments[3]	7	11
Investment commitments[4]	221	306

(1) Commercial guarantees are guarantees that are issued in the normal course of business to Nokia's customers for the performance of Nokia's obligations under supply agreements; these include tender bonds, performance bonds and warranty bonds.

(2) Corporate guarantees are guarantees with a primary obligation that are issued to Nokia's customers and other third parties.

(3) Customer finance commitments are available under customer loan facilities. Availability of the facility depends on the borrower's continuing compliance with the agreed financial and operational covenants, and other administrative terms of the facility. The loan facilities are primarily available to fund purchases of network infrastructure equipment and services. Refer to Note 4.5. Trade receivables and other customer-related balances.

(4) As a limited partner in NGP Capital and certain other funds making technology-related investments, Nokia is committed to capital contributions and entitled to cash distributions according to the respective partnership agreements and underlying fund activities.

257 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• **Notes to the consolidated financial statements**
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

Legal matters Accounting policies Nokia discloses ongoing legal matters that relate to possible obligations whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of Nokia. These matters are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable so as to recognize a provision. Nokia is and will likely continue to be subject to various legal proceedings that arise from time to time, including proceedings related to intellectual property, antitrust, commercial disputes, product liability, environmental issues, tax, health and safety, employment and wrongful discharge, sales and marketing practices, international trade, securities, privacy matters and compliance. While management does not expect any of the legal proceedings it is currently aware of to have a material adverse effect on Nokia’s financial position, litigation is inherently unpredictable, and Nokia may in the future receive judgments or enter into settlements that could have a material adverse effect on its results or cash flows. Litigation and proceedings Mass labor litigation in Brazil Nokia is defending against a number of labor claims in various Brazilian labor courts. Plaintiffs are former employees whose contracts were terminated after Nokia exited from certain managed services contracts. The claims mainly relate to payments made under, or in connection with, the terminated labor contracts. Nokia has closed the majority of the court cases through settlement or judgment. Asbestos litigation in the United States Nokia is defending approximately 250 asbestos-related matters, at various stages of litigation. The claims are based on premises liability, products liability, and contractor liability. The claims also involve plaintiffs allegedly diagnosed with various diseases, including but not limited to asbestosis, lung cancer, and mesothelioma. Intellectual property rights litigation Litigations concluded during the year In 2023, Nokia commenced patent infringement proceedings against Amazon in several countries in relation to patents covering video-related technologies implemented in Amazon’s services and devices. In March 2025, Nokia announced it had signed a patent agreement with Amazon. The agreement resolves all pending patent litigation between the parties. 6.2. Acquisitions Accounting policies Business combinations are accounted for using the acquisition method. At the acquisition date the consideration transferred, comprising the sum of assets transferred, liabilities assumed and equity interests issued, is generally measured at fair value. The consideration transferred is allocated to the separately identifiable assets acquired and liabilities assumed, including assets and liabilities that were not recognized on the statement of financial position of the acquiree, such as certain intangible assets or contingent liabilities. The total amount of consideration transferred and non-controlling interests in the acquiree, if any, exceeding the net of all identifiable assets acquired and liabilities assumed is recognized as goodwill. The acquisition-related costs are recognized as expenses in the periods incurred, except for the costs related to issuing debt or equity securities. The results of businesses acquired are consolidated in the results of Nokia from the acquisition date. Acquisition of Infinera On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, became part of the Nokia Group effective as of the closing, with Nokia holding 100% of its equity and voting rights. The acquisition is expected to significantly improve Nokia’s scale and profitability in optical networks, and accelerate Nokia’s growth strategy in data centers and strengthen its presence both in North America and with hyperscalers. Nokia is reporting the acquired business as part of its Network Infrastructure segment. Purchase consideration The purchase consideration transferred to the Infinera shareholders comprised cash and 127 434 986 Nokia shares in the form of American Depository Shares (ADSs). The fair value of Nokia shares issued was determined with reference to the closing price of Nokia ADSs in the New York Stock Exchange on 28 February 2025. The total purchase consideration also included the fair value of the portion of Infinera’s performance and restricted shares attributable to pre-combination services that were replaced with Nokia’s share-based payment awards, and the fair value of Infinera's convertible senior notes as described below. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements • Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 258 Nokia in 2025

The acquisition resulted in a conversion event and a "make whole fundamental change" for Infinera's convertible senior notes in accordance with relevant indentures. The fair value of convertible notes included in the purchase consideration was determined with regards to the pricing mechanism of the "make whole fundamental change" in accordance with the bond terms. The pricing formula included a component which was dependent on the performance of Nokia ADSs 40 trading days after conversion notice from each individual bondholder. The fair value of convertible notes included as part of the purchase consideration was determined based on the closing price of Nokia ADSs in the New York Stock Exchange at the date of acquisition. Conversion elections expired on 19 March 2025 with all bondholders surrendering their notes. The surrendered notes were settled in cash in May 2025. Nokia recognized EUR 23 million loss in the financial expenses in the consolidated income statement for the change in the fair value of convertible notes between the acquisition date and the subsequent settlement date.

EURm	28 February 2025
Cash	1 066
Infinera's convertible notes	785
Nokia shares issued	584
Portion of the replacement equity awards attributable to pre-combination service	61
Total purchase consideration	**2 496**

Fair value of net assets acquired and goodwill

EURm	28 February 2025
ASSETS	
Intangible assets	1 111
Property, plant and equipment	241
Deferred tax assets	82
Inventories	337
Trade receivables[(1)]	349
Other assets	207
Cash and cash equivalents	78
Assets acquired	**2 405**
LIABILITIES	
Deferred tax liabilities	37
Trade payables	230
Contract liabilities	184
Other liabilities	291
Liabilities assumed	**742**
Net identifiable assets acquired	**1 663**
Goodwill	833
Net assets acquired	**2 496**

(1) The gross amount of trade receivables does not materially differ from their fair value, and it is expected that the full contractual amounts can be collected.

Goodwill arising from the acquisition of Infinera amounts to EUR 833 million and is primarily attributable to the acquired workforce, as well as anticipated synergies and economies of scale. Goodwill is allocated in its entirety to the Network Infrastructure segment and is expected not to be deductible for income tax purposes.

Fair values of intangible assets acquired

	Fair value (EURm)	Useful life (years)
Customer relationships	646	12
Technologies	380	3-4
Tradenames and other	85	3-4
Total	**1 111**	

Critical accounting judgment

The determination and fair value measurement of intangible assets recognized separately from goodwill are dependent on management estimations and assumptions, including value drivers and synergies of the acquisition, and revenue growth, profitability and cash flow projections, useful lives and other characteristics of the intangible assets, as well as discount rates, as of the acquisition date. Assumptions and estimations have material impact on the carrying value of the intangible assets at initial recognition, and on the subsequent amortization expense.

Acquisition-related costs amounted to EUR 41 million of which EUR 21 million is recorded in 2025. Acquisition-related costs are presented in selling, general and administrative expenses in the consolidated income statement, and in operating cash flows in the consolidated statement of cash flows.

From 28 February to 31 December 2025 the acquired business contributed net sales of EUR 1 258 million and an operating loss of EUR 215 million to the consolidated income statement. Nokia Group net sales and operating profit in 2025 would have been EUR 20 092 million and EUR 846 million, respectively, had the acquisition been completed on 1 January 2025. The information regarding the combined entity's net sales and operating profit as of the beginning of 2025 is unaudited and for illustrative purposes only, and is calculated by using the subsidiary's results for January-February 2025 adjusted for the impacts of accounting policy alignment and release of purchase price allocation adjustments.

NOKIA

Contents

Business overview

Corporate governance

Board review

Financial statements

Consolidated financial statements

• Notes to the consolidated financial statements

Parent Company financial statements

Notes to the Parent Company financial statements

Other information

259 Nokia in 2025

6.3. Group companies

The Group's subsidiaries at 31 December 2025

Domicile	Company name	Parent holding %	Group ownership interest %
Finland	Comptel Oy	—	100.0
	Infinera Oy	—	100.0
	Nokia Innovations Oy	100.0	100.0
	Nokia Investments Oy	100.0	100.0
	Nokia Solutions and Networks Asset Management Oy	—	100.0
	Nokia Solutions and Networks Branch Operations Oy	—	100.0
	Nokia Solutions and Networks Oy	100.0	100.0
	Nokia Technologies Oy	100.0	100.0
	Nokia Teknologia Oy	100.0	100.0
Afghanistan	Nokia Siemens Networks Afghanistan LLC	—	100.0
Algeria	Nokia Algerie Sarl	—	100.0
Angola	Alcatel-Lucent Angola, Limitada	—	100.0
Argentina	Infinera Corporation Argentina S.R.L.	—	100.0
	Nokia Solutions and Networks Argentina S.A.	—	100.0
Armenia	Nokia Solutions and Networks CJSC	—	100.0
Australia	Infinera Pty Ltd	—	100.0
	Nokia Services Pty Limited	—	100.0
	Nokia Solutions and Networks Australia Pty Ltd	—	100.0
	Radio Frequency Systems Pty Limited	—	100.0
Austria	Nokia Solutions and Networks Holding Österreich GmbH	—	100.0
	Nokia Solutions and Networks Österreich GmbH	—	100.0
Azerbaijan	Nokia Solutions and Networks Baku LLC	—	100.0
Bangladesh	Nokia Solutions and Networks Bangladesh Limited	—	100.0
Belgium	Infinera Networks Belgium	—	100.0
	Nokia Bell NV	—	100.0
Bolivia	Nokia Solutions and Networks Bolivia S.A.	—	100.0
Bosnia and Herzegovina	Nokia Solutions and Networks d.o.o. Banja Luka	—	100.0
	Nokia Solutions and Networks d.o.o., Sarajevo	—	100.0
Brazil	Infinera do Brasil Serviços Técnicos Ltda.	—	100.0
	Infinera do Brasil Técnologia Ltda.	—	100.0
	Nokia Solutions and Networks do Brasil Telecomunicações Ltda.	—	100.0
	RFS Brasil Telecomunicações Ltda.	—	100.0
Bulgaria	Nokia Solutions and Networks EOOD	—	100.0
Cameroon	Societe de Telecommunication Camerounaise - Sotelcam	—	99.6

Domicile	Company name	Parent holding %	Group ownership interest %
Canada	Infinera Canada Inc.	—	100.0
	Nokia Canada Inc.	—	100.0
Cayman Islands	Infinera Global Holdings LP	—	100.0
Chile	Nokia Solutions and Networks Chile Ltda.	—	100.0
China	Alcatel-Lucent Shanghai Bell Information Products Co., Ltd.	—	100.0
	Hunan Huanuo Technology Co., Ltd.	—	100.0
	Infinera Communications International (Shanghai) Limited	—	100.0
	Infinera Communications Technologies (Shanghai) Limited	—	100.0
	Infinera Networks (Shanghai) Co., Ltd.	—	100.0
	Lucent Technologies Investment Co., Ltd.	—	100.0
	Lucent Technologies Qingdao Telecommunications Systems, Ltd.	—	51.0
	Nokia (Shanghai) Enterprise Management Co., Ltd.	—	100.0
	Nokia Networks (Chengdu) Co., Ltd.	—	100.0
	Nokia Shanghai Bell Co., Ltd.[1]	—	100.0
	Nokia Shanghai Bell Software Co., Ltd.	—	100.0
	Nokia Solutions and Networks (Suzhou) Supply Chain Service Co., Ltd.	—	100.0
	Nokia Solutions and Networks Investment (China) Co., Ltd.	—	100.0
	Nokia Solutions and Networks System Technology (Beijing) Co., Ltd.	—	100.0
	RFS Radio Frequency Systems (Shanghai) Co., Ltd.	—	100.0
Colombia	Infinera Colombia S.A.S.	—	100.0
	Nokia Solutions and Networks Colombia Ltda.	—	100.0
Costa Rica	Alcatel Centroamerica S.A.	—	100.0
	Nokia Costa Rica S.A.	—	100.0
Croatia	Nokia Solutions and Networks d.o.o.	—	100.0
Czech Republic	Nokia Solutions and Networks Czech Republic, s.r.o.	—	100.0
Denmark	Infinera Denmark A/S	—	100.0
	Nokia Denmark A/S	—	100.0
Dominican Republic	Nokia Dominican Republic, S.A.S.	—	100.0
Ecuador	Nokia Solutions and Networks Ecuador S.A.	—	100.0
Egypt	Coriant Optical Networks Trading Egypt S.A.E.	—	100.0
	Nokia Egypt S.A.E.	—	100.0
El Salvador	Nokia El Salvador, S.A. de C.V.	—	100.0
Estonia	Nokia Solutions and Networks OÜ	—	100.0

NOKIA
Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

260 Nokia in 2025

Domicile	Company name	Parent holding %	Group ownership interest %
France	Alcatel Lucent	—	100.0
	Evolium	—	100.0
	Infinera	—	100.0
	Nokia Networks France	—	100.0
	Nokia Participations	—	100.0
	Nokia Participations Chine	—	100.0
	Radio Frequency Systems France	—	100.0
Germany	Alcatel SEL Unterstützungs GmbH	—	100.0
	Coriant GmbH	—	100.0
	Coriant GmbH & Co. KG	—	100.0
	Coriant R&D GmbH	—	100.0
	Coriant Verwaltungs GmbH	—	100.0
	Infinera GmbH	—	100.0
	IRIS Telecommunication GmbH	—	100.0
	Nokia Asset Verwaltungsgesellschaft mbH	—	100.0
	Nokia Display Technics GmbH i.L.	—	100.0
	Nokia Electronics Bochum GmbH i.L.	—	100.0
	Nokia Kunststofftechnik GmbH i.L.	—	100.0
	Nokia Solutions and Networks GmbH & Co. KG	—	100.0
	Nokia Solutions and Networks International Holding GmbH	—	100.0
	Nokia Solutions and Networks Management GmbH	—	100.0
	Nokia Technology GmbH	—	100.0
	Nokia Unterstützungsgesellschaft mbH	—	100.0
	RFS Holding GmbH	—	100.0
Greece	Infinera (Hellas) Single Member Limited Liability Company	—	100.0
	Nokia Solutions and Networks Hellas Single Member S.A.	—	100.0
Guatemala	Nokia Operations de Guatemala, S.A.	—	100.0
Hong Kong	Coriant (HK) Limited	—	100.0
	Infinera Asia Limited	—	100.0
	Nokia Hong Kong Limited	—	100.0
	Nokia Shanghai Bell (Hong Kong) Limited	—	100.0
Hungary	Infinera Hungary Kft.	—	100.0
	Nokia Solutions and Networks Kft.	—	100.0
	Nokia Solutions and Networks TraffiCOM Kft.	—	99.0
India	Comptel Communications India Private Limited	—	100.0
	Coriant India Private Limited	—	100.0
	Infinera Communication India Private Limited	—	100.0
	Infinera India Private Limited	—	100.0

Domicile	Company name	Parent holding %	Group ownership interest %
	Nokia India Private Limited	100.0	100.0
	Nokia Solutions and Networks India Private Limited	—	100.0
	Noktel Telequipments Manufacturers India Private Limited	—	100.0
	RFS India Telecom Private Limited	—	100.0
	WiChorus Design & Development Private Limited	—	100.0
Indonesia	PT Infinera Networks Indonesia	—	100.0
	PT Nokia Solutions and Networks Indonesia	—	100.0
Iran	Pishahang Communications Networks Development Company (Private Joint Stock)	—	90.0
Ireland	Infinera EMEA Holdings Limited	—	100.0
	Nokatus Insurance Company Designated Activity Company (DAC)	100.0	100.0
	Infinera International Holdings Unlimited Company	—	100.0
	Nokia Ireland Limited	—	100.0
Israel	Infinera (Israel) Ltd.	—	100.0
	Nokia Solutions and Networks Israel Ltd.	—	100.0
Italy	Infinera S.r.l.	—	100.0
	Nokia Solutions and Networks Italia S.p.A.	—	100.0
	Nokia Solutions and Networks S.p.A.	—	100.0
Jamaica	Nokia Jamaica Limited	—	100.0
Japan	Coriant K.K.	—	100.0
	Infinera Japan K.K.	—	100.0
	Nokia Innovations Japan G.K.	—	100.0
	Nokia Solutions and Networks Japan G.K.	—	100.0
Kazakhstan	Infinera Kazakhstan LLP	—	100.0
	"Nokia Solutions and Networks Kazakhstan" LLP	—	100.0
Kuwait	Nokia Solutions and Networks Kuwait W.L.L.	—	49.0
Lao People's Democratic Republic	Nokia Shanghai Bell Lao Sole Co., Ltd.	—	100.0
Latvia	Nokia Solutions and Networks SIA	—	100.0
Lithuania	UAB Nokia Solutions and Networks	—	100.0
Luxembourg	Coriant International S.à r.l.	—	100.0
	International Telecom Holdings S.à r.l.	—	100.0
	Xieon Networks S.à r.l.	—	100.0
	Xieon Networks Acquisition S.à r.l.	—	100.0
	Xieon Networks Investment S.à r.l.	—	100.0
	Xieon Networks Solutions S.à r.l.	—	100.0
	Xieon Networks Venture S.à r.l.	—	100.0
Malaysia	Coriant (Malaysia) Sdn Bhd	—	100.0

261 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• **Notes to the consolidated financial statements**
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

Domicile	Company name	Parent holding %	Group ownership interest %
	Mid-Wonder Solutions Sdn. Bhd.	—	100.0
	Nokia Services and Networks Malaysia Sdn. Bhd.	—	100.0
	Tellabs Communications (Malaysia) Sdn Bhd	—	100.0
	Tellabs (Malaysia) Sdn. Bhd.	—	49.5
Mexico	Infinera International de México, S. de R.L. de C.V.	—	100.0
	Nokia Operations de México S.A. de C.V.	—	100.0
	Radio Frequency Systems de México S.A. de C.V.	—	100.0
Moldova	"Nokia Solutions and Networks" S.R.L.	—	100.0
Morocco	Nokia Solutions and Networks Morocco SARL	—	100.0
Myanmar	Nokia Solutions and Networks Myanmar Limited	—	100.0
Netherlands	Alcatel-Lucent Services International B.V.	—	100.0
	Coriant Netherlands B.V.	—	100.0
	Infinera Optics B.V.	—	100.0
	Nokia Solutions and Networks B.V.	—	100.0
	Tellabs Access B.V.	—	100.0
	Tellabs Enterprises B.V.	—	100.0
	Tellabs Holdings B.V.	—	100.0
New Zealand	Nokia New Zealand Limited	—	100.0
Nicaragua	Lucent Technologies Nicaragua, S.A.	—	100.0
Nigeria	Alcatel-Lucent Nigeria Limited	—	100.0
	Nokia Solutions and Networks Nigeria Ltd.	—	100.0
Norway	Infinera Norway AS	—	100.0
	Nokia Solutions and Networks Norge AS	—	100.0
Pakistan	Alcatel-Lucent Pakistan Limited	—	90.0
	Nokia Solutions and Networks Pakistan (Private) Limited	—	100.0
Paraguay	Nokia Paraguay S.A.	—	100.0
Peru	Nokia Solutions and Networks Peru S.A.	—	100.0
Philippines	Infinera Philippines, Inc.	—	100.0
	Lucent Technologies Philippines Inc.	—	100.0
	Nokia Shanghai Bell Philippines, Inc.	—	100.0
	Nokia Solutions and Networks Philippines, Inc.	—	100.0
Poland	Infinera sp. z o. o.	—	100.0
	IRIS Telecommunication Poland sp. z o.o.	—	100.0
	Nokia Solutions and Networks sp. z o.o.	—	100.0
Portugal	Alcatel-Lucent Portugal, S.A.	—	100.0
	Infinera, Unipessoal Lda	—	100.0
	Nokia Solutions and Networks Portugal S.A.	—	100.0
Puerto Rico	Nokia Puerto Rico Inc.	—	100.0

Domicile	Company name	Parent holding %	Group ownership interest %
Romania	Nokia Networks S.R.L.	—	99.2
Russia	Coriant LLC	—	100.0
	LLC Infinera	—	100.0
	OOO "Nokia Solutions and Networks"	—	100.0
Saudi Arabia	Alcatel-Lucent Saudi Arabia Co., Ltd.	—	100.0
	Nokia Arabia Limited	—	100.0
	Nokia Regional Headquarters Company	—	100.0
Senegal	Nokia West and Central Africa SA	—	100.0
Serbia	Infinera d.o.o Belgrade - In Liquidation	—	100.0
	Nokia Solutions and Networks Serbia d.o.o. Beograd	—	100.0
Singapore	Infinera Singapore Pte Ltd	—	100.0
	Nokia Solutions and Networks Singapore Pte. Ltd.	—	100.0
Slovakia	Nokia Slovakia, A.S.	—	100.0
Slovenia	Nokia Solutions and Networks, telekomunikacijske resitve, d.o.o.	—	100.0
South Africa	Infinera South Africa Proprietary Limited	—	70.0
	Nokia Solutions and Networks South Africa (Pty) Ltd	—	100.0
	Nokia South Africa (Pty) Ltd	—	69.9
South Korea	Infinera Korea Limited	—	100.0
	Nokia Solutions and Networks Korea Ltd.	—	100.0
Spain	Infinera SL	—	100.0
	Nokia Spain, S.A.	—	100.0
	Nokia Transformation, Engineering & Consulting Services Spain S.L.U.	—	100.0
Sri Lanka	Nokia Solutions and Networks Lanka (Private) Limited	—	100.0
Sweden	Infinera AB	—	100.0
	Nokia Solutions and Networks AB	—	100.0
Switzerland	Alcatel-Lucent Trade International AG	—	100.0
	Nokia Solutions and Networks Schweiz AG	—	100.0
Taiwan	Infinera Taiwan Co., Ltd.	—	100.0
	Nokia Solutions and Networks Taiwan Co., Ltd.	—	100.0
	Taiwan International Standard Electronics Limited	—	60.0
Tanzania	Nokia Solutions and Networks Tanzania Limited	—	100.0
Thailand	Infinera Networks (Thailand) Co., Ltd	—	100.0
	Nokia (Thailand) Co., Ltd.	—	100.0
Tunisia	Nokia Solutions and Networks CCC	—	100.0
	Nokia Solutions and Networks Tunisia SA	—	100.0
Turkey	Alcatel Lucent Teletas Telekomunikasyon A.S.	—	65.0

262 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• **Notes to the consolidated financial statements**
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

Domicile	Company name	Parent holding %	Group ownership interest %
	IRIS Telekomünikasyon Mühendislik Hizmetleri A.S.	—	100.0
	Nokia Solutions Networks Iletisim A.S.	—	100.0
Ukraine	LLC "Nokia Solutions and Networks Ukraine"	—	100.0
United Arab Emirates	Alcatel Lucent Middle East and North Africa DMCC	—	100.0
	Infinera FZ LLC	—	100.0
	Nokia Networks LLC	—	100.0
	Nokia Solutions and Networks AE FZ-LLC	—	100.0
	Nokia Solutions and Networks LLC - OPC	—	100.0
United Kingdom	Alcatel IP Networks Limited	—	100.0
	Alcatel-Lucent Centro Caribbean Holding Limited	—	100.0
	Coriant UK Limited	—	100.0
	Infinera Limited	—	100.0
	Nokia Software UK Limited	—	100.0
	Nokia UK Limited	—	100.0
United States	Alcatel-Lucent International Holdings Inc.	—	100.0
	Bell Laboratories Inc.	—	100.0
	Infinera America Inc.	—	100.0
	Infinera Corporation	—	100.0
	Infinera Global Holdings LLC	—	100.0
	Infinera International Corporation	—	100.0
	Infinera North America, LLC	—	100.0
	Infinera Operations, LP	—	100.0
	Infinera Optical Holding, Inc.	—	100.0
	Infinera Optical Networks, Inc.	—	100.0
	Infinera (USA) Inc.	—	100.0
	MRAC, Inc.	—	100.0
	Nassau Metals Corporation	—	100.0
	Nokia Apps Distribution LLC	—	100.0
	Nokia Federal Solutions Inc.	—	100.0
	Nokia Innovations US LLC	—	100.0
	Nokia Investment Management Corporation	—	100.0
	Nokia of America Corporation	—	100.0
	Nokia US Holdings Inc.	—	100.0
	SAC AE Design Group, Inc.	—	100.0
	SAC Wireless of CA, Inc.	—	100.0
	SAC Wireless, LLC	—	100.0
	Western Electric Company Incorporated	—	100.0
	WiChorus, LLC	—	100.0
Uruguay	Nokia Uruguay S.A.	—	100.0
Uzbekistan	Nokia Solutions and Networks Tashkent LLC	—	100.0
Venezuela	Alcatel De Venezuela C.A.	—	100.0
	Tellabs de Venezuela, S.A.	—	100.0
Vietnam	Alcatel-Lucent Vietnam Limited	—	100.0
	Nokia Solutions and Networks Technical Services Vietnam Company Limited	—	100.0

(1) In December 2025, Nokia completed the purchase of China Huaxin's approximately 50% share in Nokia Shanghai Bell. Refer to Note 5.2. Financial assets and liabilities.

The Group's associated companies and joint ventures at 31 December 2025

Country of incorporation	Company name	Parent holding %	Group ownership interest %
Finland	HMD Global Oy	—	10.0
	NestAI Oy	—	9.4
Austria	TETRON Sicherheitsnetz Errichtungs-und BetriebsgmbH	—	35.0
China	Alcatel Shenyang Telecommunication Co., Ltd.	—	55.0
	Fujian FUNO Mobile Communication Technology Co., Ltd.	—	49.0
	Zhejiang Bell Technical Co., Ltd.	—	40.0
Cuba	Copal, S.A.	—	49.0
France	ASN Holding	—	20.0
	Cibair	—	19.0
	III - V LAB	—	40.0
Hong Kong	TD Tech Holding Limited	—	51.0
Nigeria	ITT Nigeria Limited	—	40.0
Saudi Arabia	Nokia Solutions and Networks Al-Saudia Co. Limited	—	49.0
United States	MobileMedia Ideas LLC	—	40.0
	New Jersey Bell Labs Venture Studio, LLC	—	50.0

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
• Notes to the consolidated financial statements
Parent Company financial statements
Notes to the Parent Company financial statements
Other information

263 Nokia in 2025

6.4. Related party transactions

Nokia has related party transactions with its subsidiaries, associated companies, joint ventures and pension funds as well as the management and the Board of Directors. Transactions and balances between Group companies are eliminated on consolidation. For more information on principles of consolidation and principal Group companies, refer to Note 1.2. General accounting policies, and Note 6.3. Principal Group companies, respectively.

Transactions and balances with associated companies and joint ventures

EURm	2025	2024	2023
Sales	33	36	46
Purchases	(154)	(147)	(141)
Trade and other receivables	20	73	18
Trade and other payables	(32)	(35)	(31)

Investments in associated companies and joint ventures are individually immaterial. The aggregate carrying amount for the investments in associated companies and joint ventures was EUR 180 million in 2025 (EUR 124 million in 2024).

In 2024, Nokia completed the sale of Alcatel Submarine Networks (ASN) to the French State. Nokia retained a 20% shareholding with board representation to ensure a smooth transition until targeted exit, at which point it is planned for the French State to acquire Nokia's remaining interest. The retained interest is accounted for as an investment in an associate. Refer to Note 2.6. Discontinued operations for more information on disposal of the Submarine Networks business.

Nokia holds a 51% ownership interest in TD Tech Holding Limited ("TD Tech HK"), a Hong Kong based joint venture holding company which Nokia has accounted for as an investment in associated companies and joint ventures. In 2024, TD Tech HK completed the divestment of the entire business of the joint venture through the sale of its operating subsidiaries to a consortium consisting of Huawei Technologies, Chengdu High-tech Investment Group and other buyers. Following the divestment, Nokia is in the process of exiting from its shareholding in the parent company TD Tech HK. Nokia considered the transactions as a sale of associated companies and joint ventures, recorded a gain of EUR 191 million related to the sale and received a cash consideration of EUR 248 million from the sale in 2024.

In 2016, Nokia entered into a strategic agreement with HMD Global Oy (HMD) granting HMD an exclusive global license to create Nokia branded mobile phones and tablets for 10 years. Under the agreement, Nokia receives royalty payments from HMD for sales of Nokia branded mobile phones and tablets, covering both brand and patent licensing. In August 2023, Nokia and HMD amended the licensing agreement so that HMD's exclusive license to create Nokia branded devices would expire by March 2026. In October 2025, Nokia and HMD agreed to extend the license period for the Nokia-branded feature phones until March 2029 for limited countries. Nokia has held an ownership interest in HMD since 2020 which it has accounted for as an investment in associate. In 2023, Nokia recorded an impairment loss of EUR 28 million related to its investment in HMD in the share of result of associates and joint ventures.

Transactions with pension funds

Nokia has borrowings of EUR 34 million (EUR 35 million in 2024) from Nokia's German pension fund, a separate legal entity. The indefinite loan bears 6% annual interest and can be terminated by either party with a 90-day notice. The loan is included in short-term interest-bearing liabilities in the statement of financial position. For more information on Nokia's post-employment benefit plans, refer to Note 3.4. Pensions and other post-employment benefits.

Transactions with the Group Leadership Team and the Board of Directors

No loans were granted to the members of the Group Leadership Team and the Board of Directors in 2025, 2024 or 2023. For information on remuneration of Nokia's key management personnel, refer to Note 3.2. Remuneration of key management.

6.5. Subsequent events

Non-adjusting events after the reporting period

Nokia to operate with two primary operating segments

Nokia announced on 19 November 2025, together with its new strategy, that it will reorganize its business into two primary operating segments to better align to customer needs and accelerate innovation as the AI supercycle increases demand for advanced connectivity. This reorganization took effect as of 1 January 2026.

The reorganization recognizes Network Infrastructure as a growth segment, positioned to capitalize on the rapid, global AI and data center build-out while continuing to innovate for its telecommunications customer base. The segment consists of three business units Optical Networks, IP Networks and Fixed Networks and is led by David Heard.

The new Mobile Infrastructure segment brings together Nokia's Core Networks portfolio, Radio Networks portfolio and Technology Standards (formerly Nokia Technologies). It is positioned for core and radio network technology and services leadership to lead the industry to AI-native networks and 6G. The new segment brings together a portfolio whose value creation is founded on mobile communication technologies based on 3GPP standards with a strong cash flow position underpinned by IP licensing. It is led by Justin Hotard on an interim basis and consists of three business units Core Software, Radio Networks and Technology Standards.

In addition, as part of its strategy work, Nokia identified several units which are not seen as core to the future of the company's strategy. These units were moved into a dedicated operating segment called Portfolio Businesses while the company assesses the best value creating opportunity for them. The units moved were:

- Fixed Wireless Access CPE (previously in Fixed Networks in Network Infrastructure)
- Site Implementation and Outside Plant (previously in Fixed Networks in Network Infrastructure)
- Enterprise Campus Edge (previously in Cloud and Network Services)
- Microwave Radio (previously in Mobile Networks)

264 Nokia in 2025

NOKIA

Contents

Business overview

Corporate governance

Board review

Financial statements

Consolidated financial statements

• **Notes to the consolidated financial statements**

Parent Company financial statements

Notes to the Parent Company financial statements

Other information

Parent Company financial statements Parent Company income statement For the year ended 31 December EURm Note 2025 2024 Net sales — — Gross profit — — Selling, general and administrative expenses (130) (67) Other operating income 4 9 14 Other operating expenses 4 (1) (23) Operating loss (122) (76) Financial income and expenses Income from non-current investments(1) 5 1 732 50 Interest and other financial income 5 310 549 Interest and other financial expenses 5 (409) (622) Loss on sale of liquidated businesses 5 — (2) Total financial income and expenses 1 633 (25) Profit/(loss) before appropriations and tax 1 511 (101) Appropriations Group contributions 20 — Profit/(loss) before tax 1 531 (101) Income tax 6 (2) 2 Profit/(loss) for the year 1 529 (99) (1) In 2025, relates mainly to dividend paid by Nokia Solutions and Networks Oy. The notes are an integral part of these financial statements. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements • Parent Company financial statements Notes to the Parent Company financial statements Other information 265 Nokia in 2025

Parent Company statement of financial position

At 31 December

EURm	Note	2025	2024
ASSETS			
Non-current assets			
Intangible rights		2	2
Total intangible assets		**2**	**2**
Land and water areas	7	8	8
Buildings	7	62	65
Machinery and equipment	7	1	1
Other tangible assets	7	3	4
Assets under construction	7	11	8
Total tangible assets		**85**	**86**
Investments in subsidiaries	8	18 192	18 192
Non-current interest-bearing financial investments	8, 13	368	457
Other non-current financial investments	8, 13	44	1
Total investments		**18 604**	**18 650**
Non-current loan receivables from Group companies	13	1 203	1 412
Non-current loan receivables from other companies	13	1	16
Other non-current receivables		23	23
Deferred tax assets	6	27	19
Total other non-current assets		**1 254**	**1 470**
Total non-current assets		**19 945**	**20 208**
Current assets			
Current loan receivables from Group companies	13	3 263	1 187
Current interest-bearing financial investments	13	941	1 576
Group contribution from Group companies		20	—
Other financial assets from Group companies	13, 14	22	43
Other financial assets from other companies	13, 14	136	225
Prepaid expenses and accrued income from Group companies	9	168	158
Prepaid expenses and accrued income from other companies	9	17	509
Total current assets		**4 567**	**3 698**
Cash and cash equivalents	13	3 361	4 421
Total assets		**27 873**	**28 327**

EURm	Note	2025	2024
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	10	246	246
Share premium	10	46	46
Fair value and other reserves	10	14	41
Reserve for invested unrestricted equity	10	15 264	13 448
Retained earnings	10	171	1 025
Profit/(loss) for the year	10	1 529	(99)
Total equity		**17 269**	**14 707**
Provisions	11	**30**	**30**
Non-current liabilities			
Long-term interest-bearing liabilities	12, 13	2 087	2 647
Total non-current liabilities		**2 087**	**2 647**
Current liabilities			
Short-term interest-bearing liabilities to Group companies	12, 13	7 360	8 179
Short-term interest-bearing liabilities to other companies	12, 13	647	914
Other financial liabilities to Group companies	13	54	35
Other financial liabilities to other companies	13	257	1 605
Accounts payable to Group companies		34	48
Accounts payable to other companies		33	37
Accrued expenses and other liabilities to Group companies	15	25	33
Accrued expenses and other liabilities to other companies	15	77	92
Total current liabilities		**8 487**	**10 943**
Total liabilities		**10 574**	**13 590**
Total shareholders' equity and liabilities		**27 873**	**28 327**

The notes are an integral part of these financial statements.

NOKIA

Contents

Business overview

Corporate governance

Board review

Financial statements

Consolidated financial statements

Notes to the consolidated financial statements

• **Parent Company financial statements**

Notes to the Parent Company financial statements

Other information

266 Nokia in 2025

Parent Company statement of cash flows For the year ended 31 December Profit/(loss) for the year 1 529 (99) Adjustments, total (1 470) 117 Depreciation and amortization 5 3 Income tax 2 (2) Financial income and expenses, net (1 633) 23 Share-based payment 176 99 Provisions — (10) Group contributions, net (20) — Disposals of intangible and tangible assets — 3 Liquidation of a subsidiary — 2 Other income and expenses — (1) Change in net working capital Decrease in receivables 16 10 (Decrease)/increase in non-interest-bearing liabilities (43) 6 Cash from operations 32 34 Interest received 282 486 Interest paid (333) (603) Other financial income and expenses paid/received, net — (2) Income taxes paid (3) (3) Net cash used in operating activities (22) (88) EURm 2025 2024 Capital return on shares in subsidiaries — 502 Dividends received from subsidiaries 1 732 — Purchase of property, plant and equipment and intangible assets (4) (6) Proceeds from other non-current receivables 33 1 400 (Payments of)/proceeds from current receivables (2 356) 1 120 Purchase of non-current investments (120) (278) Proceeds from non-current investments 133 544 Purchase of current investments (229) (579) Proceeds from current investments 875 560 Net cash from investing activities 64 3 263 Purchase of own shares (624) (680) Proceeds from issuance of shares 1 443 — Payments of short-term borrowings (441) (358) (Payments of)/proceeds from long-term borrowings (725) (1 049) Dividends paid (755) (715) Net cash used in financing activities (1 102) (2 802) Net (decrease)/increase in cash and cash equivalents (1 060) 373 Cash and cash equivalents as of 1 January 4 421 4 048 Cash and cash equivalents as of 31 December 3 361 4 421 EURm 2025 2024 The notes are an integral part of these financial statements. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements • Parent Company financial statements Notes to the Parent Company financial statements Other information 267 Nokia in 2025

Notes to the Parent Company financial statements 1. Accounting principles Basis of presentation Nokia Corporation (Parent Company) is responsible for arranging Nokia’s internal financing. Changes in the internal and external financing needs arising from changes in operative and organizational models affect the Parent Company’s financial position. Parent Company financial statements are prepared in accordance with the Finnish Accounting Standards (FAS). The Parent Company applies Chapter 5 section 2a of the Finnish Accounting Act to the recognition, measurement and presentation of derivative contracts and other financial instruments, as applicable, and thus applies the same accounting policies as in the consolidated financial statements. The Parent Company has one branch which is located in Switzerland: Nokia Oyj, Succursale de Lancy. The branch is included in the Parent Company’s financial statements. For the full list of all Group companies, refer to Note 6.3. Group companies in the consolidated financial statements. Foreign currency translation Financial statements of the Parent Company are presented in euro. Transactions in foreign currencies are recorded at exchange rates prevailing at the date of the transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. Monetary assets and liabilities denominated in foreign currency are translated at the exchange rates prevailing at the end of the reporting period. Foreign exchange gains and losses are recognized in financial income and expenses. Share-based payments The Parent Company offers three types of equity-settled share-based compensation plans for employees: performance shares, restricted shares and the employee share purchase plan. Share-based compensation is recognized as an expense when the shares are delivered. The settlement covers taxes and similar charges incurred. Pensions Contributions to pension plans are expensed in the period to which the contributions relate. Pension expenses are reported according to the local legislation. Intangible assets and property, plant and equipment Intangible assets are stated at cost less accumulated amortization. Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation and amortization are recorded on a straight-line basis over the expected useful lives of the assets as follows: Intangible assets 3–7 years Buildings 20–33 years Machinery and equipment 3–10 years Land and water areas are not depreciated. Classification and measurement of financial assets Investments in subsidiaries are stated at cost or at cost less accumulated impairment, if the estimated future revenue generated by the investment is expected to be permanently lower than the acquisition cost. Interest-bearing financial assets with Group Companies are carried at nominal value and not in excess of their probable value. Derivative assets are classified at fair value through profit and loss. The Parent Company classifies its other financial assets into the following categories: financial assets measured at cost and financial assets measured at fair value through profit and loss. The selection of the appropriate category is made based on both the Parent Company’s business model for managing the financial asset and on the contractual cash flow characteristics of the asset. The business model for managing financial assets is defined on a portfolio level. The business model must be observable on a practical level by the way the business is managed. The cash flows of financial assets measured at cost are solely payments of principal and interest. These assets are held within a business model that has an objective to hold assets to collect contractual cash flows. Financial assets are measured at fair value through profit or loss if they do not meet the requirements of the aforementioned category. Additionally, the accounting for financial assets depends on whether the financial asset is part of a hedging relationship (see the section on hedge accounting below). All purchases and sales of financial assets are recorded on the trade date, i.e. when the Parent Company commits to purchase or sell the asset. A financial asset is derecognized when substantially all the risks and rewards related to the financial asset have been transferred to a third party that assumes control of the financial asset. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements • Notes to the Parent Company financial statements Other information 268 Nokia in 2025

Interest-bearing financial investments The Parent Company invests a portion of the corporate cash needed to cover the projected cash outflows of its ongoing business operations in highly liquid, interest-bearing investments. Interest-bearing financial investments may include investments measured at cost and investments measured at fair value through profit and loss. Non-current interest-bearing financial investments are investments in highly liquid corporate bonds that are long-term in nature based on their maturity on the reporting date and are measured at cost and not in excess of their probable value. Current interest-bearing financial investments in bank deposits, as well as fixed income and money market securities with initial maturity or put feature longer than three months that have characteristics of solely payments of principal and interest and are not part of structured investments, are managed in a portfolio with a business model of holding investments to collect principal and interest and measured at cost and not in excess of their probable value. These investments are executed with the main purpose of collecting contractual cash flows and principal repayments. However, investments are sold from time to time for liquidity management and market risk mitigation purposes. Current interest-bearing financial investments may also include money market funds that do not qualify as cash equivalents, investments acquired for trading purposes, investment structures consisting of securities traded in combination with derivatives with complementing and typically offsetting risk factors and other investments that have cash flows not being solely payments of principal and interest. These investments are executed with the purpose of collecting contractual cash flows and principal repayments as well as for capital appreciation and can be sold at any time. These investments are classified as fair value through profit or loss, with fair value adjustments, foreign exchange gains and losses and realized gains and losses recognized in financial income and expenses in the income statement. The fair values of these investments are based on publicly available market information. Corporate cash investments in bank deposits used as collateral for derivative transactions are measured at cost. Loans receivables from Group Companies Loans are subject to quarterly review as to their collectability and available collateral. An allowance is made if a loan is deemed not to be fully recoverable. The related cost is recognized in financial expenses to reflect the shortfall between the carrying amount and the present value of the expected future cash flows. Interest income on loan receivables is recognized in financial income. Cash and cash equivalents Cash and cash equivalents include cash at bank and in hand as well as highly liquid, fixed-income and money-market investments that are readily convertible to known amounts of cash with maturities at acquisition of three months or less, as well as bank deposits with maturities or contractual call periods at acquisition of three months or less. Due to the high credit quality and short-term nature of these investments, there is an insignificant risk of change in value. Investments in money-market funds that have a risk profile consistent with the aforementioned criteria are also classified as cash equivalents. Impairment of financial assets Loss allowance for expected credit losses is recognized on financial assets measured at cost, financial assets measured at fair value through fair value reserve, interest-bearing assets with Group companies, financial guarantee contracts and loan commitments. The Parent Company continuously assesses its financial instruments on a forward-looking basis and accounts for the changes in expected credit losses on a quarterly basis. Refer to Note 4.5 Trade receivables and other customer-related balances in the consolidated financial statements. Classification and measurement of financial liabilities The Parent Company classifies derivative liabilities at fair value through profit and loss and all other financial liabilities at nominal value. Interest-bearing liabilities Interest-bearing liabilities, including the current portion of long-term interest-bearing liabilities and collaterals for derivative transactions, are measured at nominal value. Transaction costs are initially recognized as prepaid expenses and amortized to the income statement over the life of the instrument. Foreign exchange gains and losses as well as interest expenses are recognized in financial income and expenses in the income statement. Accounts payable Accounts payable are carried at the invoiced amount. Derivative financial instruments Other financial assets and other financial liabilities are mainly comprised of derivatives. They are recognized initially at fair value on the date a derivative contract is entered into and subsequently remeasured at fair value. The method of recognizing the resulting gain or loss varies according to whether the derivatives are designated and qualify under hedge accounting. Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss Foreign exchange forward contracts are valued at market-forward exchange rates at the reporting date. Changes in fair value are measured by comparing these rates with the original contract-forward rate. Currency options are valued at each reporting date by using the Garman & Kohlhagen option valuation model. Changes in fair value are recognized in financial income and expenses in the income statement. Fair values of forward rate agreements, interest rate options, futures contracts and exchange-traded options are calculated based on quoted market rates at each reporting date. Discounted cash flow method is used to value interest rate and cross-currency swaps. Changes in fair value are recognized in financial income and expenses in the income statement. Interest income or expense on interest rate derivatives is accrued in the income statement during the financial year. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements • Notes to the Parent Company financial statements Other information 269 Nokia in 2025

Hedge accounting The Parent Company applies hedge accounting on certain forward foreign exchange contracts, certain options or option strategies, and interest rate derivatives. Qualifying options and option strategies have zero net premium, or a net premium paid. For option structures, the critical terms of the purchased and written options are the same and the nominal amount of the written option component is not greater than that of the purchased option. The Parent Company applies fair value hedge accounting to reduce exposure to fair value fluctuations of interest-bearing liabilities due to changes in interest rates and foreign exchange rates. Interest rate swaps and cross-currency swaps are used aligned with the hedged items to hedge interest rate risk and associated foreign exchange risk. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of hedged liabilities attributable to the hedged risk, are recorded in financial income and expenses in the income statement. The Parent Company separates the foreign currency basis spread from cross-currency swaps and excludes it from the hedged risk as cost of hedging that is initially recognized and subsequently measured at fair value and recorded in cost of hedging reserve. If a hedge relationship no longer meets the criteria for hedge accounting, hedge accounting ceases, cost of hedging recorded in cost of hedging reserve is immediately expensed and any fair value adjustments made to the carrying amount of the hedged item while the hedge was effective are recognized in financial income and expenses in the income statement based on the effective interest method. The Parent Company also applies cash flow hedging to future interest cash flows in foreign currency related to issued bonds. These future interest cash flows are hedged with cross-currency swaps that have been bifurcated and designated partly as fair value hedges to hedge both foreign exchange and the interest rate benchmark risk component of the issued bond and partly as cash flow hedges to hedge the foreign exchange risk related to the remaining portion of interest cash flows on the issued bond. The accumulated gain or loss for the part of these cross-currency swaps designated as cash flow hedges is initially recorded in hedging reserve and reclassified to profit or loss at the time when the related interest cash flows are settled. The Parent Company separates the foreign currency basis spread from cross-currency swaps and excludes it from the hedge relationship as cost of hedging that is initially recognized and subsequently measured at fair value and recorded in cost of hedging reserve. Deferred tax Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. The company continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment. Evaluation takes into account that Nokia entities in Finland can balance their taxable profits via the group contribution system. 2. Personnel expenses EURm 2025 2024 Salaries and wages 42 32 Share-based payments 2 — Pension expenses 5 4 Social security expenses 3 — Total 52 36 Average number of employees 2025 2024 Marketing 7 8 Administration 193 191 Total 200 199 Number of employees at 31 December 199 194 Management remuneration Refer to Note 3.2. Remuneration of key management personnel in the consolidated financial statements. There were no loans granted to the members of the Nokia Group Leadership Team or Board of Directors at 31 December 2025 or 2024. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements • Notes to the Parent Company financial statements Other information 270 Nokia in 2025

3. Auditor’s fees Deloitte Oy served as our auditor and our sustainability reporting assurer for the financial year ended 31 December 2025. The auditor and the sustainability reporting assurer are elected annually by our shareholders at the Annual General Meeting for the next financial year commencing after the election. The following table presents fees by type paid to Deloitte’s network of firms for the years ended 31 December: Parent Company Nokia Group EURm 2025 2024 2025 2024 Audit fees 9 9 20 18 Audit-related fees 1 2 2 3 Tax fees — — — — Other fees — — — — Total 10 11 22 21 In 2025, Deloitte Oy performed non-audit services for the Parent company for total fees of EUR 1 176 thousand (EUR 2 113 thousand in 2024). These services included services described in Auditing Act 1:1.2 § for EUR 973 thousand in 2025 (EUR 1 871 thousand in 2024) and other non-audit services for EUR 203 thousand (EUR 242 thousand in 2024). 4. Other operating income and expenses EURm 2025 2024 Other operating income Release of environmental provision — 10 Rental income 3 3 Settlement compensation 5 — Other income 1 1 Total 9 14 Other operating expenses Write-off of receivables — (23) Other expenses (1) — Total (1) (23) 5. Financial income and expenses EURm 2025 2024 Income from non-current investments Dividend income from Group companies 1 732 50 Total 1 732 50 Interest and other financial income Interest income from Group companies 159 275 Interest income from other companies 105 231 Foreign exchange gains, net — 29 Other financial income from other companies 46 14 Total 310 549 Interest and other financial expenses Interest expenses to Group companies (203) (414) Interest expenses to other companies (124) (189) Foreign exchange losses, net (46) — Loss on liquidation of shares and businesses — (2) Other financial expenses to other companies (36) (19) Total (409) (624) Financial income and expenses include EUR 31 million expense related to derivative financial instruments subject to hedge accounting (EUR 13 million expense in 2024) and EUR 40 million income related to liabilities subject to fair value hedge accounting (EUR 10 million income in 2024). 6. Income taxes EURm 2025 2024 Current tax (3) (3) Deferred tax 1 5 Total (2) 2 At 31 December 2025, the company has recognized deferred tax assets of EUR 27 million (EUR 19 million in 2024). Furthermore, at 31 December 2025, the company had unrecognized deferred tax assets of EUR 10 million related to unused tax credits (EUR 12 million in 2024) and EUR 20 million related to deductible temporary differences (EUR 20 million in 2024), the use of which was not considered probable and therefore no deferred tax asset has been recognized in the statement of financial position. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements • Notes to the Parent Company financial statements Other information 271 Nokia in 2025

7. Tangible assets

EURm	Land and water areas	Buildings	Machinery and equipment	Other tangible assets and advance payments	Assets under construction	Total
Acquisition cost at 1 January 2024	9	162	16	5	3	195
Additions	—	—	—	—	6	6
Disposals and retirements	(1)	(3)	—	—	—	(4)
Reclassifications	—	1	1	—	(1)	1
Acquisition cost at 31 December 2024	**8**	**160**	**17**	**5**	**8**	**198**
Accumulated depreciation at 1 January 2024	—	(93)	(15)	(1)	—	(109)
Disposals and retirements	—	2	—	—	—	2
Depreciation[1]	—	(4)	(1)	—	—	(5)
Accumulated depreciation at 31 December 2024	**—**	**(95)**	**(16)**	**(1)**	**—**	**(112)**
Net book value at 1 January 2024	9	69	1	4	3	86
Net book value at 31 December 2024	**8**	**65**	**1**	**4**	**8**	**86**
Acquisition cost at 1 January 2025	8	160	17	5	8	198
Additions	—	—	—	—	4	4
Reclassifications	—	1	—	—	(1)	—
Acquisition cost at 31 December 2025	**8**	**161**	**17**	**5**	**11**	**202**
Accumulated depreciation at 1 January 2025	—	(95)	(16)	(1)	—	(112)
Depreciation[1]	—	(4)	—	(1)	—	(5)
Accumulated depreciation at 31 December 2025	**—**	**(99)**	**(16)**	**(2)**	**—**	**(117)**
Net book value at 1 January 2025	8	65	1	4	8	86
Net book value at 31 December 2025	**8**	**62**	**1**	**3**	**11**	**85**

(1) Recognized in selling, general and administrative expenses.

8. Investments

EURm	2025	2024
Investments in subsidiaries		
Net book value as of 1 January	18 192	18 695
Capital return	—	(501)
Disposals	—	(2)
Net book value at 31 December	**18 192**	**18 192**
Non-current interest-bearing financial investments		
Net book value as of 1 January	457	715
Additions	75	278
Disposals	(133)	(544)
Reclassification	(38)	2
Other changes	7	6
Net book value at 31 December	**368**	**457**
Other non-current financial investments		
Net book value as of 1 January	1	1
Additions	45	2
Other changes	(2)	(2)
Net book value at 31 December	**44**	**1**

Subsidiaries and associated companies are presented in Note 6.3. Group companies in the consolidated financial statements.

9. Prepaid expenses and accrued income

EURm	2025	2024
Expected future cash settlement to acquire non-controlling interest in Nokia Shanghai Bell[1]	—	486
Accrued interest	38	44
Other receivables from Group companies	105	99
Other accrued income from Group companies	33	26
Other prepaid expenses and accrued income from other companies	9	12
Total	**185**	**667**

(1) In December 2025, Nokia completed the purchase of China Huaxin's approximately 50% share in Nokia Shanghai Bell. The cash settlement made by the Group company amounted to EUR 501 million. Refer to Note 5.2. Financial assets and liabilities in the consolidated financial statements.

272 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
Notes to the consolidated financial statements
Parent Company financial statements
• Notes to the Parent Company financial statements
Other information

10. Shareholders' equity

Changes in shareholders' equity

EURm	Share capital	Share premium	Fare value and other reserves	Reserve for invested unrestricted equity	Retained earnings[1]	Total
At 1 January 2024	**246**	**46**	**21**	**14 849**	**1 740**	**16 902**
Settlement of share-based payments	—	—	—	99	—	99
Acquisition of treasury shares[2]	—	—	—	(1 501)	—	(1 501)
Net fair value gains	—	—	20	—	—	20
Dividends	—	—	—	—	(715)	(715)
Loss for the year	—	—	—	—	(99)	(99)
At 31 December 2024	**246**	**46**	**41**	**13 448**	**926**	**14 707**
Settlement of share-based payments	—	—	—	176	—	176
Acquisition of treasury shares[2]	—	—	—	197	—	197
Directed share issue[3][4]	—	—	—	1 443	—	1 443
Net fair value losses	—	—	(28)	—	—	(28)
Dividends	—	—	—	—	(755)	(755)
Profit for the year	—	—	—	—	1 529	1 529
At 31 December 2025	**246**	**46**	**14**	**15 264**	**1 700**	**17 269**

(1) Includes treasury shares of EUR 344 million reducing the amount of retained earnings.
(2) In 2024, Nokia repurchased 176 832 266 shares under the January and November 2024 share buyback programs. The shares repurchased under the January 2024 program were canceled in December 2024. In 2025, Nokia repurchased 130 813 954 shares under the November 2024 share buyback program. The shares repurchased in 2024 and 2025 under the November 2024 program were canceled in April 2025. At 31 December 2024, Nokia recorded a liability and a reduction of reserve for invested unrestricted equity of EUR 821 million to reflect Nokia's commitment under the agreement with a third-party broker conducting the share repurchases on Nokia's behalf. The liability and reduction of reserve for invested unrestricted equity were reversed in 2025 when the program was completed. For more information on Nokia's share buyback programs, refer to Note 5.1. Equity in the consolidated financial statements.
(3) In 2025, Nokia Corporation issued 166 389 351 new shares at the subscription price of USD 6.01 per share, corresponding to EUR 5.16 per share and EUR 859 million in total, in a directed share issue to NVIDIA Corporation.
(4) In 2025, Nokia Corporation issued 127 434 986 treasury shares valued at EUR 584 million to the shareholders of Infinera in connection with the completion of Nokia's acquisition of Infinera. For more information on the acquisition of Infinera, refer to Note 6.2. Acquisitions in the consolidated financial statements.

Fair value and other reserves

	Hedging reserve			Cost of hedging			Total		
EURm	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
At 1 January 2024	**21**	**(4)**	**17**	**6**	**(2)**	**4**	**27**	**(6)**	**21**
Fair value and cash flow hedges									
Net fair value gains/(losses)	12	(2)	10	15	(3)	12	27	(5)	22
Transfer to income statement	(2)	—	(2)	—	—	—	(2)	—	(2)
At 31 December 2024	**31**	**(6)**	**25**	**21**	**(5)**	**16**	**52**	**(11)**	**41**
Fair value and cash flow hedges									
Net fair value gains/(losses)	(20)	4	(16)	(12)	3	(9)	(32)	7	(25)
Transfer to income statement	(2)	—	(2)	—	—	—	(2)	—	(2)
At 31 December 2025	**9**	**(2)**	**7**	**9**	**(2)**	**7**	**18**	**(4)**	**14**

Distributable earnings

EURm	2025	2024
Reserve for invested unrestricted equity	15 264	13 448
Retained earnings	171	1 025
Profit/(loss) for the year	1 529	(99)
Total unrestricted equity	**16 964**	**14 374**
Total distributable earnings	**16 964**	**14 374**

The shares of the Parent company

Refer to Note 5.1. Equity in the consolidated financial statements.

11. Provisions

EURm	2025	2024
Divestment-related	30	30
Total	**30**	**30**

273 Nokia in 2025

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
Notes to the consolidated financial statements
Parent Company financial statements
• **Notes to the Parent Company financial statements**
Other information

12. Interest-bearing liabilities

Instrument	Currency	Nominal (million)	Final maturity	Carrying amount EURm[1] 2025	2024
EIB R&D Loan	EUR	500	2/2025	—	500
NIB R&D Loan	EUR	83	5/2025	—	83
2.375% Senior Notes	EUR	292	5/2025	—	292
2.00% Senior Notes	EUR	630	3/2026	630	625
4.375% Senior Notes	USD	500	6/2027	419	459
3.125% Senior Notes	EUR	500	5/2028	491	488
4.375% Sustainability-linked Senior Notes[2]	EUR	500	8/2031	507	517
NIB R&D Loan[3]	EUR	250	10/2032	250	100
6.625% Senior Notes	USD	500	5/2039	420	458
Other borrowings from Group companies				7 360	8 179
Other borrowings from other companies				17	39
Total				**10 094**	**11 740**

(1) Carrying amount includes EUR 15 million of fair value losses (EUR 46 million in 2024) related to fair value hedge accounting relationships, including EUR 120 million of fair value gains (EUR 137 million in 2024) related to discontinued fair value hedge accounting relationships that are amortized over the life of the respective senior notes.
(2) The bond has a one-time redemption premium at maturity of EUR 4 million in case Nokia does not meet its commitment to reduce its greenhouse gas (GHG) emissions (in tCO_2e) across its value chain (Scope 1, 2, and 3) by 50% between 2019 and 2030. This target is one of Nokia's key sustainability targets and has been selected to be the Sustainability Performance Target in Nokia's Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments.
(3) The loan from Nordic Investment Bank (NIB) is payable in two installments in 2031 and 2032.

Significant credit facilities and funding programs:

Committed / uncommitted	Financing arrangement	Currency	Nominal (million)	Utilized (million) 2025	2024
Committed	Revolving Credit Facility[1]	EUR	2 000	—	—
Committed	EIB R&D Loan Facility[2]	EUR	435	—	—
Uncommitted	Finnish Commercial Paper Programme	EUR	750	—	—
Uncommitted	Euro-Commercial Paper Programme	EUR	1 500	—	—
Uncommitted	Euro Medium Term Note Programme[3]	EUR	5 000	1 630	1 922
Total				**1 630**	**1 922**

(1) On 31 December 2025, Nokia had committed Revolving Credit Facilities (RCF) with nominal values of EUR 1 500 million maturing in June 2030 (with two one-year extension options) and EUR 500 million maturing in March 2027 (with a one-year extension options). On 3 March 2026, Nokia voluntarily canceled the EUR 500 million RCF with the effective date of 6 March 2026.
(2) The availability period of the loan facility ends in December 2027.
(3) All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

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NOKIA
Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
Notes to the consolidated financial statements
Parent Company financial statements
• **Notes to the Parent Company financial statements**
Other information

13. Fair value of financial instruments

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, level 1 being market values for exchange traded products, level 2 being primarily based on publicly available market information, and level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items carried at fair value in the following table are measured at fair value on a recurring basis.

	2025					2024				
	Carrying amounts				Fair value[1]	Carrying amounts				Fair value[1]
EURm	At Cost / Nominal value	Level 2	Level 3	Total	Total	At Cost / Nominal value	Level 2	Level 3	Total	Total
Non-current interest-bearing financial investments	368	—	—	368	377	457	—	—	457	466
Other non-current financial investments	—	—	44	44	44	—	—	1	1	1
Non-current loan receivables from Group companies	1 203	—	—	1 203	1 203	1 412	—	—	1 412	1 412
Non-current loan receivables from other companies	1	—	—	1	1	16	—	—	16	16
Current loan receivables from Group companies	3 263	—	—	3 263	3 263	1 187	—	—	1 187	1 187
Other current financial assets from Group companies including derivatives	22	—	—	22	22	—	43	—	43	43
Other current financial assets from other companies including derivatives	—	136	—	136	136	—	225	—	225	225
Current interest-bearing financial investments	323	618	—	941	941	486	1 090	—	1 576	1 576
Cash and cash equivalents	2 546	815	—	3 361	3 361	3 050	1 371	—	4 421	4 421
Total financial assets	**7 726**	**1 569**	**44**	**9 339**	**9 348**	**6 608**	**2 729**	**1**	**9 338**	**9 347**
Long-term interest-bearing liabilities to other companies	2 087	—	—	2 087	2 078	2 647	—	—	2 647	2 636
Short-term interest-bearing liabilities to Group companies	7 360	—	—	7 360	7 360	8 179	—	—	8 179	8 179
Short-term interest-bearing liabilities to other companies	647	—	—	647	647	914	—	—	914	914
Other financial liabilities to Group companies including derivatives	—	54	—	54	54	—	35	—	35	35
Other financial liabilities to other companies including derivatives	—	257	—	257	257	1 119	—	486	1 605	1 605
Total financial liabilities	**10 094**	**311**	**—**	**10 405**	**10 396**	**12 859**	**35**	**486**	**13 380**	**13 369**

(1) The following fair value measurement methods are used for items not carried at fair value: The fair values of long-term interest-bearing liabilities are primarily based on publicly available market information (level 2). The fair values of other assets and liabilities, including loans receivable and loans payable are primarily based on discounted cash flow analysis (level 2). The fair value is estimated to equal the carrying amount for current financial assets and financial liabilities due to limited credit risk and short time to maturity. Refer to Note 5.2 Financial assets and liabilities in the consolidated financial statements.

The level 2 category includes financial assets and liabilities measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions. These include assets and liabilities with fair values based primarily on publicly available market information, financial assets with fair values based on broker quotes and assets that are valued using the Parent Company's own valuation models whereby the material assumptions are market observable. The majority of the Parent Company's cash equivalents, current investments, over-the-counter derivatives and certain other products are included within this category.

In 2025, deductions in level 3 financial liabilities primarily relate to the purchase of China Huaxin's non-controlling ownership interest in NSB. Nokia had exercised its call option, outlined in NSB's shareholders' agreement, in 2024, to initiate the process to become the sole shareholder in NSB. Refer to Note 5.2. Financial assets and liabilities in the consolidated financial statements.

Reconciliation of the opening and closing balances of level 3 financial assets and liabilities:

EURm	Level 3 Financial Assets	Level 3 Financial Liabilities
At 1 January 2024	1	(454)
Other movements	—	(32)
At 31 December 2024	**1**	**(486)**
At 1 January 2025	1	(486)
Additions	45	—
Deductions	—	486
Other movements	(2)	—
At 31 December 2025	**44**	**—**

275 Nokia in 2025

NOKIA

Contents

Business overview

Corporate governance

Board review

Financial statements

Consolidated financial statements

Notes to the consolidated financial statements

Parent Company financial statements

• **Notes to the Parent Company financial statements**

Other information

14. Derivative financial instruments

EURm	Assets Fair value(1)	Assets Notional(2)	Liabilities Fair value(1)	Liabilities Notional(2)
At 31 December 2025				
Fair value hedges				
Interest rate swaps	22	1 255	(3)	375
Cash flow and fair value hedges(3)				
Cross-currency swaps	—	—	(178)	851
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss				
Forward foreign exchange contracts, other companies	95	6 001	(77)	4 626
Forward foreign exchange contracts, Group companies	22	1 913	(50)	3 368
Currency options bought, other companies	4	563	—	—
Currency options sold, Group companies	—	—	(4)	563
Total	**143**	**9 732**	**(312)**	**9 783**
At 31 December 2024				
Fair value hedges				
Interest rate swaps	28	1 130	(10)	792
Cash flow and fair value hedges(3)				
Cross-currency swaps	15	241	(97)	722
Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss				
Forward foreign exchange contracts, other companies	120	8 037	(190)	7 685
Forward foreign exchange contracts, Group companies	43	3 536	(35)	2 734
Currency options bought, other companies	15	860	—	—
Currency options sold, Group companies	—	—	—	90
Total	**221**	**13 804**	**(332)**	**12 023**

(1) Included in other current financial assets and other current financial liabilities in the statement of financial position.
(2) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk as the exposure of certain contracts may be offset by that of other contracts.
(3) Cross-currency interest rate swaps have been designated partly as fair value hedges and partly as cash flow hedges.

Derivative financial instrument designation to hedging relationships in the table above presents the use of and accounting for derivative financial instruments from the perspective of the Parent Company's standalone financial statements, which may differ from the designation in the consolidated financial statements. Refer to 5.3. Derivative assets and liabilities in the consolidated financial statements.

276 Nokia in 2025

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
Notes to the consolidated financial statements
Parent Company financial statements
• **Notes to the Parent Company financial statements**
Other information

15. Accrued expenses and other liabilities

EURm	2025	2024
Accrued interest expenses	35	47
Salaries and social expenses	18	12
VAT and other indirect taxes	1	20
Other accrued expenses to Group companies	24	32
Other accrued expenses to other companies	24	14
Total	**102**	**125**

16. Commitments and contingencies

EURm	2025	2024
Contingent liabilities on behalf of Group companies		
Leasing guarantees[1]	18	14
Other guarantees[2]	1 426	1 583

(1) In 2025, Nokia Corporation aligned the presentation of leasing guarantees with other guarantees in relation to secondary liabilities. As a result, the comparative amount for 2024 has been adjusted accordingly.
(2) The comparative information for 2024 for other guarantees has been recast in relation to certain provisions and advance payments recorded by the Group companies.

At 31 December 2025, operating lease commitments amounted to EUR 3 million (EUR 3 million in 2024).

In addition to the above-mentioned guarantees, the parent company acts as a guarantor on behalf of other Group companies. Most of these guarantees relate to customer contracts and are callable if Group companies fail to fulfill their obligations.

17. Financial risk management

Nokia has a systematic and structured approach to financial risk management across business operations and processes. Financial risk management policies and procedures are group-wide, and there are no separate or individual financial risk management policies or procedures for the Parent Company. Hence, internal and external financial risk exposures and transactions are managed only in the context of the Nokia financial risk management strategy. The Parent Company is the centralized external dealing entity in Nokia. The Parent Company executes all significant external financial transactions with banks based on Nokia's financial risk management strategy and executes identical opposite internal financial transactions with Nokia companies as required. Refer to Note 5.4. Financial risk management in the consolidated financial statements.

NOKIA

Contents
Business overview
Corporate governance
Board review
Financial statements
Consolidated financial statements
Notes to the consolidated financial statements
Parent Company financial statements
• **Notes to the Parent Company financial statements**
Other information

277 Nokia in 2025

Signing of the Annual Accounts, the Review of the Board of Directors and the Sustainability Statement 2025 The distributable funds on the statement of financial position of the Parent Company on 31 December 2025 were EUR 16 964 million, of which the profit for the financial year 2025 was EUR 1 529 million. The Board of Directors proposes to the Annual General Meeting 2026 that based on the statement of financial position to be adopted for the financial year ended on 31 December 2025, no dividend is distributed by a resolution of the Annual General Meeting for the financial year ended on 31 December 2025. Instead, the Board proposes to the Annual General Meeting to be authorized to decide, in its discretion, on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. On the date of issuing the financial statements for 2025, the number of the Company’s shares is 5 742 239 696, and the authorization would equal to an approximate maximum of EUR 804 million. The proposed total authorization for asset distribution is in line with the Company’s dividend policy. The financial statements, prepared in accordance with applicable accounting regulations, give a true and fair view of the assets, liabilities, financial position and profit or loss of both Nokia Corporation and the Group, as applicable. The board review contains a fair review of the development and results of the business operations of both Nokia Corporation and the Group as well as a description of the most material risks and uncertainties and other aspects of Nokia’s condition. The sustainability report included in the board review has been prepared in accordance with the reporting standards referred to in Chapter 7 of the Finnish Accounting Act and Article 8 of the Taxonomy Regulation. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 278 Nokia in 2025

5 March 2026 Sari Baldauf Chair Timo Ihamuotila Timo Ahopelto Elizabeth Crain Thomas Dannenfeldt Pernille Erenbjerg Lisa Hook Mike McNamara Thomas Saueressig Kai Öistämö Justin Hotard President and CEO The Auditor’s note Auditor’s Report has been issued today Helsinki, 5 March 2026 Deloitte Oy Authorized Public Accountant Firm Jukka Vattulainen APA Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 279 Nokia in 2025

Auditor’s report (Translation of the Finnish Original) To the Annual General Meeting of Nokia Corporation Report on the Audit of the Financial Statements Opinion We have audited the financial statements of Nokia Corporation (business identity code 0112038-9) for the year ended 31 December 2025. The financial statements comprise the consolidated statement of financial position, income statement, statement of comprehensive income, statement of changes in shareholders’ equity, statement of cash flows and notes, including material accounting policy information, as well as the parent company’s statement of financial position, income statement, statement of cash flows and notes. In our opinion ▪ the consolidated financial statements give a true and fair view of the group’s financial position,financial performance and cash flows in accordance with IFRS Accounting Standards as adopted by the EU. ▪ the financial statements give a true and fair view of the parent company’s financial performance and financial position in accordance with the laws and regulations governing the preparation of financial statements in Finland and comply with statutory requirements. Our opinion is consistent with the additional report submitted to the Audit Committee. Basis for opinion We conducted our audit in accordance with good auditing practice in Finland. Our responsibilities under good auditing practice are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the parent company and of the group companies in accordance with the ethical requirements that are applicable in Finland and are relevant to our audit, and we have fulfilled our other ethical responsibilities in accordance with these requirements. In our best knowledge and understanding, the non-audit services that we have provided to the parent company and group companies are in compliance with laws and regulations applicable in Finland regarding these services, and we have not provided any prohibited non-audit services referred to in Article 5(1) of regulation (EU) 537/2014. The non-audit services that we have provided have been disclosed in note 3 to the parent company financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Our application of materiality We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work. Based on our professional judgement, we determined materiality for the consolidated financial statements as a whole as follows: Materiality in the Group financial statements Materiality €150 million Basis for determining materiality 0.7% of consolidated net sales Rationale for the benchmark applied Given the importance of net sales to investors and other users of the financial statements, we have used it as the primary benchmark. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have also addressed the risk of management override of internal controls. This includes consideration of whether there was evidence of management bias that represented a risk of material misstatement due to fraud. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 280 Nokia in 2025

Key audit matter How our audit addressed the key audit matter Revenue recognition - Accounting for significant and complex contracts Refer to Note 2.1 to the financial statements The Company enters into multi-year framework agreements with customers, which together with purchase orders for hardware, software and services, represent revenue contracts. Certain revenue contracts are particularly significant in value and contain highly complex terms and conditions which impact revenue recognition. Accounting complexities for such revenue contracts include the assessment of contractual settlements, contract combinations and subsequent contract modifications, and other factors occurring during the period that materially impact revenue recognition. Given the level of complexity in performing such accounting assessments for these significant and complex revenue contracts, our audit procedures to evaluate the reasonableness of these accounting judgements require a high degree of auditor judgement. This matter is a significant risk of material misstatement referred to in EU Regulation No 537/2014, point (c) of Article 10(2). Our audit procedures related to the determination of the appropriateness of the revenue recognition for these significant and complex revenue contracts included the following, amongst others: ▪ We tested the effectiveness of controls over the determination of accounting treatment for significant and complex revenue contracts; ▪ We utilised data analytics to identify revenue contracts that were significant in value and contained complexities; ▪ We analysed the significant and complex revenue contracts entered into or modified during the current period, to identify all terms and conditions relevant to revenue recognition; and ▪ We assessed whether management’s accounting conclusions in relation to the areas of complexity identified in significant and complex revenue contracts were in accordance with IFRS 15 Revenue from Contracts with Customers. We have no key audit matters to report with respect to our audit of the parent company financial statements. There are no significant risks of material misstatement referred to in EU regulation No 537/2014, point (c) of Article 10(2) relating to the parent company’s financial statements. Responsibilities of the Board of Directors and the Managing Director for the Financial Statements The Board of Directors and the Managing Director are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as adopted by the EU, and of financial statements that give a true and fair view in accordance with the laws and regulations governing the preparation of financial statements in Finland and comply with statutory requirements. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the Board of Directors and the Managing Director are responsible for assessing the parent company’s and the group’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting. The financial statements are prepared using the going concern basis of accounting unless there is an intention to liquidate the parent company or the group or cease operations, or there is no realistic alternative but to do so. Auditor’s Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance on whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with good auditing practice will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 281 Nokia in 2025

As part of an audit in accordance with good auditing practice, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: ▪ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. ▪ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the parent company’s or the group’s internal control. ▪ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. ▪ Conclude on the appropriateness of the Board of Directors’ and the Managing Director’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the parent company’s or the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the parent company or the group to cease to continue as a going concern. ▪ Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events so that the financial statements give a true and fair view. ▪ Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Other reporting requirements Information on our audit engagement We were first appointed as auditors by the Annual General Meeting for the financial year 1 January – 31 December 2020, and our appointment represents a total period of uninterrupted engagement of six (6) years. Other information The Board of Directors and the Managing Director are responsible for the other information. The other information comprises the report of the Board of Directors and the information included in the Annual Report but does not include the financial statements or our auditor’s report thereon. Our opinion on the financial statements does not cover the other information. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. With respect to the report of the Board of Directors, our responsibility also includes considering whether the report of the Board of Directors has been prepared in compliance with the applicable provisions, excluding the sustainability report information on which there are provisions in Chapter 7 of the Accounting Act and in the sustainability reporting standards. In our opinion, the information in the report of the Board of Directors is consistent with the information in the financial statements and the report of the Board of Directors has been prepared in compliance with the applicable provisions. Our opinion does not cover the sustainability report information on which there are provisions in Chapter 7 of the Accounting Act and in the sustainability reporting standards. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 282 Nokia in 2025

Other statements based on law Our responsibility is to, based on our audit, express an opinion on the registration and publication of the income tax report required in Chapter 7 b of the Accounting Act. The Board of Directors and the Managing Director are responsible for the registration and the publication of the income tax report. In our opinion, the company has not been obliged to register and publish an income tax report referred to in Chapter 7 b of the Accounting Act for the financial year immediately preceding the financial year. Other statements We support that the financial statements should be adopted. The proposal by the Board of Directors regarding the use of the profit shown in the balance sheet and the distribution of other unrestricted equity is in compliance with the Limited Liability Companies Act. We support that the Members of the Board of Directors of the parent company and the Managing Director should be discharged from liability for the financial period audited by us. Helsinki, 5 March 2026 Deloitte Oy Audit Firm Jukka Vattulainen Authorised Public Accountant (KHT) Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 283 Nokia in 2025

Auditor’s ESEF assurance report Independent auditor’s report on the ESEF financial statements of Nokia Corporation (translation of the Finnish Original) To the Board of Directors of Nokia Corporation We have performed a reasonable assurance engagement on the financial statements (549300A0JPRWG1KI7U06-2025-12-31- fi.zip) of Nokia Corporation (0112038-9) that have been prepared in accordance with the Commission's regulatory technical standard for the financial year ended 31.12.2025. Responsibilities of the Board of Directors and the Managing Director The Board of Directors and the Managing Director are responsible for the preparation of the company’s report of the Board of Directors and financial statements (the ESEF financial statements) in such a way that they comply with the requirements of the Commission's regulatory technical standard. This responsibility includes: ▪ preparing the ESEF financial statements in XHTML format in accordance with Article 3 of the Commission's regulatory technical standard ▪ tagging the primary financial statements, notes and company's identification data in the consolidated financial statements that are included in the ESEF financial statements with iXBRL tags in accordance with Article 4 of the Commission's regulatory technical standard and ▪ ensuring the consistency between the ESEF financial statements and the audited financial statements. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of ESEF financial statements in accordance with the requirements of the Commission's regulatory technical standard. Auditor’s independence and quality management We are independent of the company in accordance with the ethical requirements that are applicable in Finland and are relevant to the engagement we have performed, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The auditor applies International Standard on Quality Management (ISQM) 1, which requires the firm to design, implement, and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. Auditor’s responsibilities Our responsibility is to, in accordance with Chapter 7, Section 8 of the Securities Markets Act, provide assurance on the financial statements that have been prepared in accordance with the Commission's regulatory technical standard. We express an opinion on whether the consolidated financial statements that are included in the ESEF financial statements have been tagged, in all material respects, in accordance with the requirements of Article 4 of the Commission's regulatory technical standard. Our responsibility is to indicate in our opinion to what extent the assurance has been provided. We conducted a reasonable assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000. The engagement includes procedures to obtain evidence on: ▪ whether the primary financial statements in the consolidated financial statements that are included in the ESEF financial statements have been tagged, in all material respects, with iXBRL tags in accordance with the requirements of Article 4 of the Commission's regulatory technical standard and ▪ whether the notes and company's identification data in the consolidated financial statements that are included in the ESEF financial statements have been tagged, in all material respects, with iXBRL tags in accordance with the requirements of Article 4 of the Commission's regulatory technical standard and ▪ whether there is consistency between the ESEF financial statements and the audited financial statements. The nature timing and extent of the selected procedures depend on the auditor’s judgment. This includes an assessment of the risk of a material deviation due to fraud or error from the requirements of the Commission's regulatory technical standard. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Opinion Our opinion pursuant to Chapter 7, Section 8 of the Securities Markets Act is that the primary financial statements, notes and company's identification data in the consolidated financial statements that are included in the ESEF financial statements of Nokia Corporation (549300A0JPRWG1KI7U06-2025-12-31-fi.zip) for the financial year ended 31.12.2025 have been tagged, in all material respects, in accordance with the requirements of the Commission's regulatory technical standard. Our opinion on the audit of the consolidated financial statements of Nokia Corporation for the financial year ended 31.12.2025 has been expressed in our auditor’s report dated 5.3.2026. With this report we do not express an opinion on the audit of the consolidated financial statements nor express another assurance conclusion. Helsinki, 5 March 2026 Deloitte Oy Audit firm Jukka Vattulainen Authorised Public Accountant (KHT) Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 284 Nokia in 2025

Assurance report on the Sustainability Statement (Translation of the Finnish Original) To the Annual General Meeting of Nokia Corporation Assurance of the Sustainability Statement We have performed a limited assurance engagement on the group sustainability statement of Nokia Corporation (0112038-9) that is referred to in Chapter 7 of the Accounting Act and that is included in the report of the Board of Directors for the reporting period 1.1.–31.12.2025. Opinion Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the group sustainability statement does not comply, in all material respects, with ▪ the requirements laid down in Chapter 7 of the Accounting Act and the sustainability reporting standards (ESRS), and ▪ the requirements laid down in Article 8 of the Regulation (EU) 2020/852 of the European Parliament and of the Council on the establishment of a framework to facilitate sustainable investment, and amending Regulation (EU) 2019/2088 (EU Taxonomy). Point 1 above also contains the process in which Nokia Corporation has identified the information for reporting in accordance with the sustainability reporting standards (double materiality assessment). Our opinion does not cover the tagging of the group sustainability statement with digital XBRL sustainability tags in accordance with Chapter 7, Section 22, Subsection 1(2), of the Accounting Act, because sustainability reporting companies have not had the possibility to comply with that requirement in the absence of requirements for the tagging of sustainability information in the ESEF regulation or other European Union legislation. Basis for Opinion We performed the assurance of the group sustainability statement as a limited assurance engagement in compliance with good assurance practice in Finland and with the International Standard on Assurance Engagements (ISAE) 3000 (Revised) Assurance Engagements Other than Audits or Reviews of Historical Financial Information. Our responsibilities under this standard are further described in the Responsibilities of the Authorised Sustainability Auditor section of our report. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Authorised group sustainability auditor's Independence and Quality Management We are independent of the parent company and of the group companies in accordance with the ethical requirements that are applicable in Finland and are relevant to our engagement, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The authorised group sustainability auditor applies International Standard on Quality Management ISQM 1, which requires the authorised sustainability audit firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Responsibilities of the Board of Directors and the Managing Director The Board of Directors and the Managing Director of Nokia Corporation are responsible for: ▪ the group sustainability statement and for its preparation and presentation in accordance with the provisions of Chapter 7 of the Accounting Act, including the process that has been defined in the sustainability reporting standards and in which the information for reporting in accordance with the sustainability reporting standards has been identified, ▪ the compliance of the group sustainability statement with the requirements laid down in Article 8 of the Regulation (EU) 2020/852 of the European Parliament and of the Council on the establishment of a framework to facilitate sustainable investment, and amending Regulation (EU) 2019/2088, and ▪ such internal control as the Board of Directors and the Managing Director determine is necessary to enable the preparation of a group sustainability statement that is free from material misstatement, whether due to fraud or error. Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 285 Nokia in 2025

Inherent Limitations in the Preparation of a Sustainability Statement In preparing the group sustainability statement, the company is required to conduct a materiality assessment to identify relevant matters to be reported. This process involves significant management judgement and choices. Due to the nature and characteristics of sustainability reporting, this type of information involves estimates and assumptions, as well as measurement and evaluation uncertainties. In reporting forward-looking information according to the ESRS standards, management is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the Group and prepare the forward-looking information based on these assumptions. The actual outcome is likely to be different since anticipated events frequently do not occur as expected. The determination of greenhouse gas emissions involves inherent uncertainty due to incomplete scientific knowledge used to define the numerical values for emission factors and the combination of emissions from different gases. Responsibilities of the Authorised Group Sustainability Auditor Our responsibility is to perform an assurance engagement to obtain limited assurance about whether the group sustainability statement is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users taken on the basis of the group sustainability statement. Compliance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised) requires that we exercise professional judgment and maintain professional skepticism throughout the engagement. We also: ▪ Identify and assess the risks of material misstatement of the group sustainability statement, whether due to fraud or error, and obtain an understanding of internal control relevant to the engagement in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the parent company’s or the group’s internal control. ▪ Design and perform assurance procedures responsive to those risks to obtain evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Description of the Procedures That Have Been Performed The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. The nature, timing and extent of assurance procedures selected depend on professional judgment, including the assessment of risks of material misstatement, whether due to fraud or error. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Our procedures included for ex. the following: ▪ Performed inquiries of the company’s management and personnel responsible for collecting and reporting the information contained in the group sustainability statement at the group level and for subsidiaries, as well as at the different levels and business areas of the organization. ▪ Obtained an understanding of the company’s sustainability reporting process, internal controls, and information systems related to the sustainability reporting process through inquiries. ▪ Reviewed the company’s internal guidelines and policies relevant to the information presented in the group sustainability statement. ▪ Reviewed the supporting documentation and records prepared by the company, where applicable, and assessed whether they support the information included in the group sustainability statement. ▪ Performed site visits at selected locations. ▪ With respect to the double materiality assessment process, we evaluated the implementation of the process conducted by the company in relation to the requirements of the ESRS standards and assessed whether the disclosed information on the double materiality assessment is in accordance with the ESRS standards. ▪ Evaluated whether the group sustainability statement meets the requirements of the ESRS standards, in all material aspects, regarding material sustainability matters to a significant extent. ▪ With respect to the EU taxonomy information, we obtained an understanding of the process by which the company has identified taxonomy-eligible and taxonomy-aligned economic activities and assessed the compliance of the related disclosed information with the regulations. Helsinki, 5 March 2026 Deloitte Oy Authorised Sustainability Audit Firm Jukka Vattulainen KRT Contents Business overview Corporate governance Board review Financial statements Consolidated financial statements Notes to the consolidated financial statements Parent Company financial statements Notes to the Parent Company financial statements Other information 286 Nokia in 2025

Use of certain terms 288 Forward-looking statements 289 Glossary 290 Investor information 293 287 Nokia in 2025

Use of certain terms Nokia Corporation (“Parent Company”) is a public limited liability company incorporated under the laws of the Republic of Finland and registered to the Finnish Trade Register since 1896. In this report, any reference to “we,” “us,” “Nokia Group,” “the Group,” “the company” or “Nokia” means Nokia Corporation and its consolidated subsidiaries and generally Nokia’s continuing operations, except where we separately specify that the term means Nokia Corporation or a particular subsidiary or business segment only or our discontinued operations. References to “our shares,” matters relating to our shares or matters of corporate governance refer to the shares and corporate governance of Nokia Corporation. Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after 1 January 1999. In this report, references to “EUR,” “euro” or “€” are to the common currency of the European Economic and Monetary Union, references to “dollars,” “US dollars,” “USD” or “$” are to the currency of the United States, references to “Chinese yuan” or “CNY” are to the official currency of the People’s Republic of China, references to “INR” or “Indian rupee” are to the official currency of the Republic of India, references to “GBP” or“British pound” are to the official currency of the United Kingdom and references to “Japanese yen” or “JPY” are to the official currency of Japan. Additional terms are defined in the “Glossary.” Contents Business overview Corporate governance Board review Financial statements Other information • Use of certain terms Forward-looking statements Glossary Investor information 288 Nokia in 2025

Forward-looking statements Certain statements contained in this report constitute “forward-looking statements.” Forward-looking statements provide Nokia's current expectations of future events and trends based on certain assumptions and include any statement that does not directly relate to any current or historical fact. The words “believe,” “expect,” “expectations,” “anticipate,” “foresee,” “see,” “target,” “estimate,” “designed,” “aim,” “plan,” “intend,” “influence,” “assumption,” “focus,” “continue,” “project,” “should,” “is to,” “will,” “strive,” “may,” “could,” “forecast,” or similar expressions as they relate to us or our management are intended to identify these forward-looking statements, as well as statements regarding: a) business strategies, planning assumptions, projects, market expansion, growth management, and future industry trends and megatrends and our plans to address them; b) future performance of our businesses and any future distributions and dividends; c) expectations and targets regarding financial performance, results, operating expenses, cash flows, tariffs, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; d) expectations, plans, timelines or benefits related to our transactions, investments and changes in our organizational and operational structure; e) market developments in our current and future markets and their seasonality and cyclicality, including the telecommunication provider and AI & Cloud provider markets, as well as general economic conditions, future regulatory developments and the expected impact, timing and duration of potential global pandemics and geopolitical conflicts on our businesses, our supply chain, our customers’ businesses and the general market and economic conditions; f) our position in the market, including product portfolio and geographical reach, and our ability to use the same to develop the relevant business or market and maintain our order pipeline over time; g) any future collaboration or business collaboration agreements or patent license agreements or arbitration awards, including income from any collaboration or partnership, agreement or award; h) timing of the development and delivery of our products and services; i) the outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; j) restructurings, investments, capital structure optimization efforts, divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, and capital structure optimization efforts including our ongoing cost savings program; k) future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout new products; and l) sustainability and corporate responsibility. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it and are subject to a number of known and unknown risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties that could affect these statements include but are not limited to the risk factors specified under the section “Risk factors” of this report and in our other filings or documents furnished with the authorities. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. Contents Business overview Corporate governance Board review Financial statements Other information Use of certain terms • Forward-looking statements Glossary Investor information 289 Nokia in 2025

Glossary 2G (Second Generation Mobile Communications): Also known as GSM (Global System for Mobile Communications): A digital system for mobile communications that is based on a widely-accepted standard and typically operates in the 900 MHz, 1800 MHz and 1900 MHz frequency bands. 3G (Third Generation Mobile Communications): The third generation of mobile communications standards designed for carrying both voice and data generally using WCDMA or close variants. See also WCDMA. 3GPP (The Third Generation Partnership Project): A consortium comprising several standards organizations which develop protocols for mobile telecommunications. The initial goal was to develop a global technical specification for a 3G mobile phone system. Since then, the operations have been extended and today the main focus is on 5G networks. 4G (Fourth Generation Mobile Communications): The fourth generation of mobile communications standards based on LTE, offering IP data connections only and providing true broadband internet access for mobile devices. See also LTE. 5G (Fifth Generation Mobile Communications): The next major phase of mobile telecommunications standards. 5G is a complete redesign of network architecture with the flexibility and agility to support upcoming service opportunities. It delivers higher speeds, higher capacity, extremely low latency and greater reliability. 6G (Sixth Generation Mobile Communications): The cellular industry introduces a new generation about every ten years. The next generation of technology is expected to be introduced by 2030 and is generally referred to as 6G. Access network: A telecommunications network between a local exchange and the subscriber station. AI & Cloud: One of Nokia's customer segments. AI-RAN: AI-RAN is the fusion of innovation in AI and radio access networks (RAN) to the mutual benefit of both. AirScale Radio Access: A 5G-ready complete radio access generation that helps operators address the increasing demands of today and tomorrow. The solution comprises: Nokia AirScale Base Station with multiband radio frequency elements and system modules; Nokia AirScale Active Antennas; Cloud RAN with Nokia AirScale Cloud Base Station Server and the cloud-based AirScale RNC (Radio Network Controller) for 3G; Nokia AirScale Wi-Fi; common software; and services which use intelligent analytics and extreme automation to maximize the performance of hybrid networks. Alcatel-Lucent: Alcatel-Lucent Group, that has been part of the Nokia Group since 2016. Annual revenue run-rate: A financial projection that takes Nokia's current revenue and extrapolates it over a full year, assuming current performance remains constant. Artificial Intelligence (AI): Autonomous and adaptive intelligence of machines, where machines have the ability to perform tasks in complex environments without constant guidance by a user and have the ability to improve performance by learning from experience. Bandwidth: The width of a communication channel, which affects transmission speeds over that channel. Base station: A network element in a mobile network responsible for radio transmission and reception to or from the mobile station. Broadband: The delivery of higher bandwidth by using transmission channels capable of supporting data rates greater than the primary rate of 9.6 Kbps. Churn: A measure of the number of customers or subscribers who leave their service provider, e.g., a mobile operator, during a given time period. Cloud: Cloud computing is a model for enabling ubiquitous, convenient, on-demand network access to a shared pool of configurable computing resources (e.g., networks, servers, storage, applications and services) that can be rapidly provisioned and released with minimal management effort. Cloud and Network Services: Our Cloud and Network Services business group enables telecommunication providers and enterprises to deploy and monetize 5G, cloud-native software and as-a-Service delivery models. Cloud RAN: Cloud RAN refers to all or some of the baseband functions being run on a commercial off-the-shelf (COTS) computing platform rather than purpose-built hardware. Convergence: The coming together of two or more disparate disciplines or technologies. Convergence types are, for example, IP convergence, fixed-mobile convergence and device convergence. Core network: A combination of exchanges and the basic transmission equipment that together form the basis for network services. Digital: A signaling technique in which a signal is encoded into digits for transmission. Discontinued operations: Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, was sold in 2024 and is presented as a discontinued operation. Ecosystem: An industry term to describe the increasingly large communities of mutually beneficial partnerships that participants such as hardware manufacturers, software providers, developers, publishers, entertainment providers, advertisers and ecommerce specialists form in order to bring their offerings to market. At the heart of the major ecosystems in the mobile devices and related services industry is the operating system and the development platform upon which services are built. ETSI (European Telecommunications Standards Institute): Standards produced by the ETSI contain technical specifications laying down the characteristics required for a telecommunications product. Fixed Wireless Access (FWA): Uses wireless networks to connect fixed locations such as homes and businesses with broadband services. GSM (Global System for Mobile Communications): A digital system for mobile communications that is based on a widely accepted standard and typically operates in the 900 MHz, 1800 MHz and 1900 MHz frequency bands. See also 2G. Hexa-X: European Commission’s flagship 6G initiative for research into the next generation of wireless networks. The initiative began in January 2021 with Nokia as project lead, working closely with a strong consortium of European partners. Contents Business overview Corporate governance Board review Financial statements Other information Use of certain terms Forward-looking statements • Glossary Investor information 290 Nokia in 2025

Hyperscalers: One of Nokia’s customer segments. Hyperscaler refers to companies like Alphabet (Google), Amazon (Amazon Web Services), Microsoft and Meta Platforms (Facebook) that provide cloud solutions at a global scale leveraging massive connected data centers. Infinera: Infinera Corporation, a global supplier of innovative open optical networking solutions and advanced optical semiconductors. In 2024, Nokia announced its plans to acquire the company and the acquisition of Infinera was closed in February 2025. Internet of Things (IoT): All things such as cars, the clothes we wear, household appliances and machines in factories connected to the internet and able to automatically learn and organize themselves. IP (Internet Protocol): A network layer protocol that offers a connectionless internet work service and forms part of the (Transmission Control Protocol) TCP/IP protocol. IP (Intellectual Property): Intellectual property results from original creative thought, covering items such as patents, copyright material and trademarks, as well as business models and plans. IPR (Intellectual Property Rights): Legal rights protecting the economic exploitation of intellectual property, a generic term used to describe products of human intellect, for example patents, that have an economic value. IPR licensing: Generally, an agreement or an arrangement where a company allows another company to use its intellectual property (such as patents, trademarks or copyrights) under certain terms. LTE (Long-Term Evolution): 3GPP radio technology evolution architecture and a standard for wireless communication of high-speed data. Also referred to as 4G. Massive MIMO (Multiple Input Multiple Output) radios: Advanced technology, which extends the MIMO concept by using a large array of transmit and receive antennas. Nokia provides an extensive portfolio of Massive MIMO radios to deliver high-performance 5G with optimized capacity, coverage and energy efficiency. Mission critical enterprise & Defense: One of Nokia's customer segments. Mission critical networks/communications: One of the key elements of 5G. Mission critical communications meets the needs of emergency responders such as emergency operations centers, fire departments, emergency vehicles, police, and search and rescue services, replacing traditional radio with new communications capabilities available to smartphone users. Mobile broadband: Refers to high-speed wireless internet connections and services designed to be used from multiple locations. Mobile Infrastructure: One of Nokia's primary operating segments effective 1 January 2026. The Mobile Infrastructure segment brings together Nokia’s Core Software portfolio, Radio Networks portfolio and Technology Standards. Mobile Networks: Our Mobile Networks business group offers products and services for radio access networks covering technologies from 2G to 5G, and microwave radio links for transport networks. Network Infrastructure: Our Network Infrastructure business group provides fiber, copper, fixed wireless access technologies, IP routing, data center, subsea and terrestrial optical networks – along with related services – to customers including communications service providers, webscales (including hyperscalers), digital industries and governments. NVIDIA: NVIDIA Corporation, a world leader in AI and accelerated computing. Nokia Bell Labs: Our research arm engaged in discovering and developing the technological shifts needed for the next phase of human existence as well as exploring and solving complex problems to radically redefine networks. Nokia Technologies: Our Nokia Technologies business group is responsible for managing Nokia’s patent portfolio and monetizing Nokia’s intellectual property, including patents, technologies and the Nokia brand. Operating System (OS): Software that controls the basic operation of a computer or a mobile device, such as managing the processor and memory. The term is also often used to refer more generally to the software within a device, for example, the user interface. Platform: Software platform is a term used to refer to an operating system or programming environment, or a combination of the two. PON (Passive Optical Network): A fiber access architecture in which unpowered fiber optic splitters are used to enable a single optical fiber to serve multiple endpoints without having to provide individual fibers between the hub and customer. Portfolio Business: One of Nokia's segments effective 1 January 2026. The Portfolio Business segment include Fixed Wireless Access CPE, Site Implementation and Outside Plant Services, Enterprise Campus Edge, and Microwave Radio. Private wireless network: Private wireless is a standalone network focused on industrial operational assets and users. A private wireless network provides broadband connectivity, similar to a public wireless network, but is owned and controlled by the organization that built or purchased it. RAN (radio access networks): A mobile telecommunications system consisting of radio base stations and transmission equipment. SEP (Standard-Essential Patent): Generally, patents needed to produce products which work on a standard which companies declare as essential and agree to license on Fair, Reasonable and Non-Discriminatory (FRAND) terms. Can also be referred to as essential patent. Standalone (SA): Network architecture that allows independent operation of a 5G service without interaction with an existing 4G core and 4G radio network. Submarine Networks: In 2024, Nokia sold its wholly owned subsidiary, Alcatel Submarine Networks (ASN), a global submarine communication networks leader, to the French State. The business unit was previously reported as part of Nokia’s Network Infrastructure business groups segment and is now presented as a discontinued operation. Technology licensing: Generally, refers to an agreement or arrangement where under certain terms a company provides another company with its technology and possibly know-how, whether protected by intellectual property or not, for use in products or services offered by the other company. Contents Business overview Corporate governance Board review Financial statements Other information Use of certain terms Forward-looking statements • Glossary Investor information 291 Nokia in 2025

Telco cloud: Applying cloud computing, SDN and NFV principles in telecommunications environment, for example separating application software from underlying hardware with automated, programmable interfaces while still retaining telecommunications requirements such as high availability and low latency. Telecommunication providers: One of Nokia's customer segments Transmission: The action of conveying signals from one point to one or more other points. Virtual Reality (VR): The simulation of a three-dimensional image or environment that can be interacted with in a seemingly real or physical way by a person using special electronic equipment, such as a helmet with a screen inside or gloves fitted with sensors. WCDMA (Wideband Code Division Multiple Access): A third-generation mobile wireless technology that offers high data speeds to mobile and portable wireless devices. Also referred to as 3G. Webscale companies: Companies which are investing in cloud technology and network infrastructure on an increasing scale to fulfill their needs for massive, mission critical networks. XGS-PON (10Gbps Symmetrical Passive Optical Network): A high-speed optical network technology that enables both upstream and downstream gigabit and multigigabit services. Its adoption is accelerating, helping operators improve competitiveness, revenue, and network efficiency, while meeting the growing demand for bandwidth from video, online gaming, and emerging applications like virtual reality. Contents Business overview Corporate governance Board review Financial statements Other information Use of certain terms Forward-looking statements • Glossary Investor information 292 Nokia in 2025

Investor information Information on the internet www.nokia.com Available on the internet: financial reports, information on members of the Group Leadership Team, other investor-related materials and information on events, and press releases as well as environmental and social information, Code of Conduct, Corporate Governance Statement and Remuneration Statement. Investor Relations contacts investor.relations@nokia.com Annual General Meeting Date: 9 April 2026 Place: Helsinki, Finland Dividend The Board proposes to the Annual General Meeting 2026 to be authorized to decide, in its discretion, on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. Financial reporting Our interim reports in 2026 are planned to be published on 23 April 2026, 23 July 2026 and 22 October 2026. The full-year 2026 results are planned to be published in January 2027. Information published in 2025 All our global press releases and statements published in 2025 are available on the internet at www.nokia.com/newsroom. Stock exchanges The Nokia Corporation share is quoted on the following stock exchanges: Symbol Trading currency Nasdaq Helsinki (since 1915) NOKIA EUR New York Stock Exchange (since 1994) NOK USD In 2025, Nokia also maintained a listing on Euronext Paris Stock Exchange (since 2015) but decided to apply for delisting in November 2025. The final day of trading of Nokia’s shares on Euronext Paris was 30 December 2025. Contact information Nokia Head Office Karakaari 7 FI-02610 Espoo Finland Tel. +358 (0) 10 44 88 000 Fax +358 (0) 10 44 81 002 Contents Business overview Corporate governance Board review Financial statements Other information Use of certain terms Forward-looking statements Glossary • Investor information 293 Nokia in 2025

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